Form 20-F
period 2006-12-31
Gentium S.p.A.
filed 2007-04-30
CIK 1314755

As filed with the Securities and Exchange Commission on April 30, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of each exchange
Title of each class	on which registered
American Depositary Shares	The Nasdaq Global Market
Ordinary shares with a par value of €1.00 each*	The Nasdaq Global Market

(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

11,773,613 ordinary shares

•	Not for trading, but only in connection with the registration of the American Depositary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☑

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

Yes ☑	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☑

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION	64
	SHARE CAPITAL	64
	MEMORANDUM AND ARTICLES OF ASSOCIATION	64
	MATERIAL CONTRACTS	80
	EXCHANGE CONTROLS	82
	TAXATION	82
	DIVIDENDS AND PAYING AGENTS	86
	STATEMENTS BY EXPERTS	86
	DOCUMENTS ON DISPLAY	86
	SUBSIDIARY INFORMATION	86

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	86

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.	86

PART II		86

ITEM 13.	DEFAULTS, DIVIDEND ARRANGEMENTS AND DELINQUENCIES	86

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	86

ITEM 15.	CONTROLS AND PROCEDURES	87

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	87

ITEM 16B.	CODE OF ETHICS	88

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	88

ITEM 16D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	89

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	89

PART III		89

ITEM 17.	FINANCIAL STATEMENTS	89

ITEM 18.	FINANCIAL STATEMENTS	89

ITEM 19.	EXHIBITS	90

INDEX TO FINANCIAL STATEMENTS		F-1

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

GENTIUM S.P.A.

We are a biopharmaceutical company focused on the research, development and manufacture of drugs to treat and prevent a variety of vascular diseases and conditions related to cancer and cancer treatments.

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with “Operating and Financial Review and Prospects” and our financial statements and the related notes appearing elsewhere in this annual report. The selected financial data as of December 31, 2005 and December 31, 2006 and for each of the three years ended December 31, 2006 are derived from our audited financial statements, which are included in this annual report. The selected financial data as of December 31, 2003 and December 31, 2004 and for the years ended December 31, 2002 and December 31, 2003 has been derived from our audited financial statements, which are not included in this annual report. The selected financial data as of December 31, 2002 has been derived from our unaudited financial statements, which are not included in this annual report. Our historical results are not necessarily indicative of results to be expected in any future period.

Certain reclassification of prior period amounts have been made to our financial statements to conform to the current period presentation. The convenience translation into U.S. dollars has been done solely for the benefit of the reader, and does not imply that our results would actually have been these amounts in U.S. dollars had the U.S. dollar been our functional currency.

Statement of Operations Data:	For the Years Ended December 31,
(000s omitted except per share data)	2002	2003	2004	2005	2006	2006(1)
Revenues:
Sales to affiliates	€5,915	€6,532	€2,870	€3,260	€3,754	$4,954
Third party product sales	—	—	243	101	321	424
Total product sales	5,915	6,532	3,113	3,361	4,075	5,378
Other income and revenues	392	1,843	583	280	249	329
Total revenues	6,307	8,375	3,696	3,641	4,324	5,706
Operating costs and expenses:
Cost of goods sold	2,135	2,435	2,579	2,911	3,092	4,081
Charges from affiliates	—	1,485	1,665	1,047	854	1,127
Research and development	2,909	2,253	2,922	4,557	8,927	11,781
General and administrative	864	854	1,194	2,284	5,421	7,154
Depreciation and amortization	102	67	89	118	261	344
	6,010	7,094	8,449	10,917	18,555	24,487

Operating income (loss)	297	1,281	(4,753)	(7,276)	(14,231)	(18,781)

Other income	195	—	—	—	-	-
Foreign currency exchange gain (loss), net	268	156	(55)	(249)	(627)	(827)
Interest income (expense), net	(105)	(71)	(2,192)	(4,148)	490	646

Pre-tax income (loss)	655	1,366	(7,000)	(11,673)	(14,368)	(18,961)

Income tax expense (benefit):
Current	128	243	65	—	-	-
Deferred	108	(84)	(37)	646	-	-
	236	159	28	646	-	-

Net income (loss)	€419	€1,207	€(7,028)	€(12,319)	€(14,368)	$(18,961)

Net income (loss) per share:
Basic and Diluted	€0.08	€0.24	€(1.41)	€(1.78)	€(1.33)	$(1.76)

(1)
Euro amounts are translated into U.S. dollars using the Noon Buying Rate for the Euro on December 29, 2006, of US$1.3197 per Euro. No representation is made that the Euro amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

The following table summarizes certain of our balance sheet data.

	As of December 31,
(000’s omitted)	2002	2003	2004	2005	2006	2006(1)
Balance Sheet Data:
Cash and cash equivalents	€346	€23	€2,461	€12,785	€10,205	$13,468
Working capital (deficit)	(1,822)	(3,037)	(7,611)	11,758	13,543	17,873
Property, net	1,736	4,045	8,543	8,631	9,394	12,397
Total assets	6,643	9,013	15,909	26,113	35,393	46,708
Long-term debt, net of current maturities	1,238	1,112	3,361	2,485	5,683	7,500
Shareholders’ equity (deficit)	(1,015)	217	(2,074)	17,474	21,687	28,620

(1)
Euro amounts are translated into U.S. dollars using the Noon Buying Rate for the Euro on December 29, 2006, of US$1.3197 per Euro. No representation is made that the Euro amounts referred to in this annual report could have  been or could be converted into U.S. dollars at any particular rate or at all.

Exchange Rate Information

Fluctuations in the exchange rates between the Euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of ADSs on conversion by the depositary of dividends, if any, paid in euros on the ordinary shares represented by the ADSs. Moreover, such fluctuations may also affect the U.S. dollar price of the ADSs on the Nasdaq Global Market. The following table sets forth information regarding the exchange rates of U.S. dollars per Euro for the periods indicated, calculated by using the average of the noon buying rates on the last day of each month during the periods presented.

	U.S. Dollar per Euro
Year	Average	Period End
2001	0.8909	0.8901
2002	0.9495	1.0485
2003	1.1411	1.2597
2004	1.2478	1.3538
2005	1.2400	1.1842
2006	1.2661	1.3197

Source: Federal Reserve Statistical Release H.10

The following table sets forth information regarding the high and low exchange rates of U.S. dollars per Euro for the periods indicated using the noon buying rate on each day of such period.

	U.S. Dollar per Euro
Month	High	Low
October 2006	1.2744	1.2502
November 2006	1.3162	1.2705
December 2006	1.3327	1.3073
January 2007	1.3286	1.2904
February 2007	1.3246	1.2933
March 2007	1.3374	1.3094
April 2007 (through April 27, 2007	1.3647	1.3363

Source: Federal Reserve Statistical Release H.10

On April 27, 2007, the noon buying rate was €1.00 to $1.3625.

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

Risks Relating to Our Business

We have generated limited revenues from commercial sales of our products to date and we do not know whether we will ever generate significant revenues or achieve profitability.

We are focused on product development and have generated limited revenue from commercial sales of our products to date. We had total product sales of €3.113 million, €3.361 million and €4.075 million in 2004, 2005 and 2006, respectively. We do not expect our total product sales to materially increase unless we are able to sell our product candidates.

We expect to continue to incur significant expenses as we research, develop, test and seek regulatory approval for our product candidates. We incurred a net loss of €7.0 million, €12.3 million and €14.4 million in 2004, 2005 and 2006, respectively. We cannot assure you that we will ever become profitable. If we fail to achieve profitability within the time frame expected by investors or securities analysts, the market price of our ADSs may decline.

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

We may not successfully enroll patients in our current Phase III clinical trial of defibrotide to treat Veno-Occlusive Disease with multiple-organ failure or the related historical trial.

Our current Phase III clinical trial of defibrotide to treat Veno-Occlusive Disease (VOD) with multiple-organ failure in the United States has two elements: the prospective arm, in which defibrotide is administered to the patients, and a historical control arm. We are not conducting a traditional control group of patients who receive no treatment for the reasons discussed in the risk factor below. The protocol for the treatment trial is extremely strict, meaning that only patients who meet very specific criteria are eligible to enroll. The protocol calls for a total enrollment of 80 patients in the prospective arm. Due to the small number of patients who meet the protocol enrollment criteria, we may not be able to enroll these 80 patients in a timely manner or at all.

The related historical control arm measures the historical result of patients who contracted VOD with multiple-organ failure at the centers participating in the treatment trial in the past (prior to the start of the treatment trial) and were not treated with defibrotide. We believe that many of the centers participating in our current treatment trial treated patients with defibrotide on a compassionate use (emergency protocol, single IND) for several years before the treatment trial started, and as a result, there may be few patients eligible to enroll in the historical arm of this trial. The historical arm protocol calls for a total enrollment of 80 patients. Again, due to the small number of patients who meet the protocol historical enrollment criteria, we may not be able to enroll these 80 patients in a timely manner or at all, or we may need to expand the number of patients we review to find 80 patients who meet the enrollment criteria, which could result in additional expense to the Company.

In such events, we may have to restructure this trial, which would substantially delay the time period before we could commercialize this product. Since our other advanced product candidates are dependent in part upon approval of this lead product candidate, such a delay would also slow development of our other product candidates.

The FDA and other regulatory authorities may require us to conduct other clinical trials of defibrotide to treat VOD with multiple-organ failure.

The Dana-Farber Cancer Institute at Harvard University conducted a Phase II clinical trial in the United States for the use of defibrotide to treat VOD with multiple-organ failure that concluded in December 2005. Based upon a historical trial by Dana-Farber at three centers consisting of 20 patients and our review of more than 200 articles in the medical literature, we believe that the survival rate for this disease is approximately 20%. As a result of this research and belief and the fact that we believe that there are no approved treatments available at this time, the Dana-Farber clinical investigators did not establish a control group of patients who do not receive the drug, as is customarily done in the FDA approval process, on the basis that it would be unethical to refuse treatment to patients when the treatment being investigated could potentially save their lives. The FDA has stated a preference for a double-blind study that utilizes a control group but indicated that they would review a trial using a historical control only. Our Phase III clinical trial of defibrotide to treat VOD with multiple-organ failure that is currently underway uses historical control only. The FDA, upon reviewing this trial, may require us to conduct a new clinical trial using a control group and other regulatory authorities may take the same position. This could significantly delay the filing of a New Drug Application with the FDA or applications for other regulatory approval for this use because one or more of the clinical centers where the clinical trial is to be conducted may not be willing to conduct such a clinical trial, again on the basis that it is unethical to refuse treatment to patients when the treatment being investigated could potentially save their lives. The committee of clinical investigators who sponsored a Phase II/III clinical trial of defibrotide to treat VOD in Europe conducted by Consorzio Mario Negri Sud, which had a control group, cancelled the trial in October 2005 due to a lack of patients enrolling. We believe that patients were reluctant to enroll due to the possibility of being placed into the control group and not receiving treatment. A requirement for a control group would also require the expenditure of more funds on clinical trials and delay our ability to generate revenue from this product candidate.

In addition, the FDA may determine that the Phase III clinical trial and previous clinical trials do not include enough patients to conclusively demonstrate the product candidate’s safety, and could require us to perform additional trials to establish such safety. Such a requirement would require the expenditure of more funds and delay our ability to generate revenue from this product candidate.

At present, we do not have sole control of the distribution of defibrotide, and we may not be able to gain such control, which may adversely affect our clinical trials and our pricing of defibrotide.

Because defibrotide has been on the market in Italy, we believe it has been purchased and sold in other countries where its use is not licensed or permitted. This could impact our ability to enroll patients in our trials and the timing of such enrollments.

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

We may be required to suspend or discontinue clinical trials due to adverse events or other safety issues that could preclude approval of our products or due to difficulty enrolling participants.

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

Furthermore, the committee of clinical investigators who sponsored a Phase II/III clinical trial of defibrotide to treat VOD in Europe that was conducted by Consorzio Mario Negri Sud cancelled the trial in October 2005 due to a lack of enrollees. In addition, the National Institute of Tumors in Milan cancelled a Phase I clinical trial of defibrotide to increase the number of stem cells available for transplant in December 2005 due to a lack of eligible enrollees. We are co-sponsoring with the European Group for Blood and Marrow Transplantation a Phase II/III clinical trial in Europe of defibrotide to prevent VOD in children. The participants in this trial randomly receive either defibrotide or no treatment. We may have difficulty enrolling participants in this trial as patients may be reluctant to take the risk of not receiving treatment with defibrotide. Our other clinical trials may also be discontinued if we or the sponsors are not successful in enrolling participants.

We expect to rely upon Sirton to process defibrotide both for current sales in Italy and future sales outside of Italy, and we may not be able to quickly replace Sirton if it fails in its duties.

Currently we sell defibrotide to our affiliate, Sirton, which processes it into ampoule or oral formulations and then sells the finished product to Crinos, who resells it in Italy. In connection with our purchase of the Italian marketing authorizations to defibrotide in Italy and related trademarks in Italy, we expect to revise enter into a new contract with Sirton in the near future whereby we hire Sirton to do the processing for us and then we sell the finished product to Crinos, which will distribute them to the Italian market. In addition, we expect to hire Sirton to process defibrotide if and when our advanced product candidates are approved for commercialization. Sirton has experienced financial difficulties recently. If Sirton is not able to perform any processing contract for any reason, it may take us time to find a replacement processor. Such a delay could potentially put us in breach of our distribution agreement with Crinos or other contractual obligations into which we may enter, and could violate local laws requiring us to deliver the product to those in need.

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

In addition to researching and developing drugs, we also manufacture drugs, active pharmaceutical ingredients and other products at our manufacturing facility located near Como, Italy. This facility is subject to continuing regulation by the Italian Health Authority and other Italian regulatory authorities. During biannual inspections of our manufacturing facility by the Italian Health Authority in October 2004 and February 2007, the Italian Health Authority noted by way of observations certain minor deficiencies in regard to the operation of our facility. We corrected all of the October 2004 deficiencies and we have a plan on how to correct the February 2007 deficiencies. No penalties were imposed, our facility was not shut down and our manufacturing activities were not otherwise limited or curtailed as a result of the Italian Health Authorities’ notation of these deficiencies.

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

We do not have the personnel capacity to conduct or manage all of the clinical trials that we intend for our product candidates. We rely on third parties to assist us in managing, monitoring and conducting most of our clinical trials. We have entered into and expect to continue to enter into clinical trial agreements with numerous centers in the United States, Canada and possibly other countries regarding our Phase III clinical trial of defibrotide to treat VOD with multiple-organ failure. We have entered into a co-sponsoring agreement with the European Group for Blood and Marrow Transplantation, regarding a Phase II/III clinical trial of defibrotide to prevent VOD in children in Europe. We have entered into an agreement with MDS Pharma Services (U.S.) Inc. to perform clinical research project management services in connection with clinical trials conducted in the United States and agreements with KKS-UKT, GmbH and MDS Pharma Services SpA to provide such services for our clinical trials in Europe. If these third parties fail to comply with applicable regulations or do not adequately fulfill their obligations under the terms of our agreements with them, we may not be able to enter into alternative arrangements without undue delay or additional expenditures, and therefore the clinical trials for our product candidates may be delayed or unsuccessful.

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

The development and approval of our product candidates and the acquisition and development of additional products or product candidates by us, as well as the expansion of our research, regulatory and manufacturing operations, will require a commitment of substantial funds. Our future capital requirements are dependent upon many factors, some of which are beyond our control, including:

•	the successful and continued development of our existing product candidates in preclinical and clinical testing;

•	the costs associated with protecting and expanding our patent and other intellectual property rights;

•	future payments, if any, received or made under existing or possible future collaborative arrangements;

•	the costs associated with building a future commercial infrastructure;

•	the timing of regulatory approvals needed to market our product candidates; and

•	market acceptance of our products.

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

Our internal ability to handle the marketing and distribution functions for our current products and our product candidates is limited and we do not expect to develop the capability to provide marketing and distribution for all of our future products. Our long-term strategy includes either developing marketing and distribution capacity internally or entering into alliances with third parties to assist in the marketing and distribution of our product candidates. We have entered into an agreement with Sigma-Tau Pharmaceuticals, Inc. to market defibrotide to treat VOD in North America, Central America and South America and we may need to develop these capabilities internally or enter into similar agreements to market and distribute our other product candidates. We face, and will continue to face, intense competition from other companies for collaborative arrangements with pharmaceutical and biotechnology companies, for establishing relationships with academic and research institutions, for attracting investigators and sites capable of conducting our clinical trials and for licenses of proprietary technology. Moreover, these arrangements are complex to negotiate and time-consuming to document. Our future profitability will depend in large part on our ability to enter into effective marketing agreements and our product revenues will depend on those marketers’ efforts, which may not be successful.

If we are unable to attract and retain key personnel, we may be unable to successfully develop and commercialize our product candidates or otherwise manage our business effectively.

We are highly dependent on our senior management, whose services are critical to the successful implementation of our product acquisition, development and regulatory strategies. If we lose their services or the services of one or more of the other members of our senior management or other key employees, our ability to successfully commercialize our product candidates or otherwise manage our business effectively could be seriously harmed.

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

All of our manufacturing capability is located in one facility that is vulnerable to natural disasters, telecommunication and information system failures, terrorism and similar problems, and we are not insured for losses caused by all of these incidents.

We conduct all of our manufacturing operations in one facility located in Villa Guardia, near Como, Italy. This facility could be damaged by fire, floods, earthquake, power loss, telecommunication and information system failures, terrorism or similar events. Our insurance covers losses to our facility, including the buildings, machinery, electronic equipment and goods, for approximately €15 million, but does not insure against all of the losses listed above, including terrorism and some types of flooding. Although we believe that our insurance coverage is adequate for our current and proposed operations, there can be no guarantee that it will adequately compensate us for any losses that may occur. We are not insured for business interruption and we have no replacement manufacturing facility readily available.

Our industry is highly competitive and subject to rapid technological changes. As a result, we may be unable to compete successfully or to develop innovative products, which could harm our business.

Our industry is highly competitive and subject to significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. While we are unaware of any other products or product candidates that treat or prevent VOD or the apoptosis that our product candidate oligotide is designed to treat, we believe that other companies have products or are currently developing products to treat some of the same disorders and diseases that our other product candidates are designed to treat. These companies include British Biotech plc, Boehringer Ingelheim, Millennium Pharmaceuticals, Inc., ARIAD Pharmaceuticals, Inc., Celgene Corp., Cell Genesys, Inc., Human Genome Sciences, Inc., Chugai Pharmaceutical Co., Ltd., Seattle Genetics, Inc., EntreMed, Inc., Xcyte Therapies, Inc., Amgen, Inc., CuraGen Corporation and Aesgen, Inc.

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

In May 2003, the FDA designated defibrotide as an orphan drug to treat VOD. In January 2007, the FDA designated defibrotide as an option drug to prevent VOD as well. If the FDA approves the New Drug Applications that we intend to file before approving a New Drug Application filed by anyone else for these uses of defibrotide, the orphan drug status will provide us with limited market exclusivity for seven years from the date of the FDA’s approval of our New Drug Application. However, a marketing authorization may be granted for the same therapeutic indications to a similar medicinal product if we give our consent to the second applicant, we are unable to supply sufficient quantities of defibrotide, or the second applicant can establish in its application that the second medicinal product, although similar to defibrotide, is safer, more effective or otherwise clinically superior. In that case, our products would not have market exclusivity. Additionally, while we are not aware of any other company researching defibrotide for these uses, if another company does develop defibrotide for these uses, there is no guarantee that the FDA will approve our New Drug Application before approving anyone else’s defibrotide product for these uses, in which case the first product approved would have market exclusivity and our products would not be eligible for approval until that exclusivity expires.

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

Because of the extensive time required for the development, testing and regulatory review of a product candidate, it is possible that before any of our product candidates can be approved for sale and commercialized, our relevant patent rights may expire or remain in force for only a short period following commercialization. Our issued United States patents expire between 2008 and 2019, and our United States patents for which we have submitted applications will expire between 2008 and 2026. Our United States patent covering defibrotide expires in 2010, and our U.S. patent covering the chemical process for extracting defibrotide expires in 2008. Our European patent covering both defibrotide and the chemical process for extracting defibrotide expired in April 2007. There may be no opportunities to extend these patents and thereby extend FDA and European approval exclusivity, in which case we could face increased competition for our products that are derived from defibrotide. Patent expiration could adversely affect our ability to protect future product development and, consequently, our operating results and financial position.

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

Our largest shareholder, FinSirton, owned approximately 26.4% of our outstanding ordinary shares at March 31, 2007. Dr. Laura Ferro, who is our Chief Executive Officer and President and one of our directors, together with members of her family, controls FinSirton. As a result, Dr. Ferro and her family, through FinSirton, may substantially control the outcome of all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other important corporate events. They may exercise this ability in a manner that advances their best interests and not necessarily yours. In particular, Dr. Ferro may use her control over FinSirton’s shareholdings in our company to resist any attempts to replace her or other members of our board of directors or management or approve or reject mergers and other important corporate events. Also, the concentration of our beneficial ownership may have the effect of delaying, deterring or preventing a change in our control, or may discourage bids for the ADSs or our ordinary shares at a premium over the market price of the ADSs. The significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise.

If a significant number of ADSs are sold into the market, the market price of the ADSs could significantly decline, even if our business is doing well.

Our outstanding ordinary shares, ordinary shares issuable upon exercise of warrants and ordinary shares issuable upon exercise of options are not subject to lock-up agreements. We have filed registration statements registering the resale of most of our outstanding ordinary shares and related ADSs and all of our ordinary shares and related ADSs issuable upon exercise of our outstanding warrants and options. Such registration and ultimate sale of the securities in the markets may adversely affect the market for the ADSs.

Risks Relating to Being an Italian Corporation

The process of seeking to raise additional funds is cumbersome, subject to the verification of a notary public as to compliance with our bylaws and applicable law and may require prior approval of our shareholders at an extraordinary meeting of shareholders.

We were incorporated under the laws of the Republic of Italy. The principal laws and regulations that apply to our operations, those of Italy and the European Union, are different from those of the United States. In order to issue new equity or debt securities convertible into equity, with some exceptions, we must increase our authorized capital. In order to do so, our board must meet and resolve to recommend to our shareholders that they approve an amendment to our bylaws to increase our capital. Our shareholders must then approve that amendment to our bylaws in a formal meeting duly called, with the favorable vote of the required majority, which may change depending on whether the meeting is held on a first or subsequent call. These meetings take time to call. In addition, a notary public must verify the compliance of the capital increase with our bylaws and applicable Italian law. Further, under Italian law, our existing shareholders and any holders of convertible securities sometimes have preemptive rights to acquire any such shares on the same terms as are approved concurrent with the new increase of the authorized capital pro rata based on their percentage interests in our company. Also, our shareholders can authorize the board of directors to increase our capital, but the board may exercise such power for only five years. If the authorized capital is not issued by the end of those five years, the authorized capital expires, and our board and shareholders would need to meet again to authorize a new capital increase. This means that any warrants we issue pursuant to this authorization would have a maximum term of 5 years, and, to the degree issued after the shareholder meeting, would have a term of less than 5 years. Our shareholders authorized our board of directors to increase our capital by up to €90 million of par value for ordinary shares and €10 million for ordinary shares issuable upon conversion of convertible bonds on April 28, 2006. Italian law also provides that if the shareholders vote to increase our capital, dissenting, abstaining or absent shareholders representing more than 5% of the outstanding shares of our company may, for a period of 90 days following the filing of the shareholders’ approval with the Registry of Companies, challenge such capital increase if the increase was not in compliance with Italian law. In certain cases (if, for example, a shareholders’ meeting was not called), any interested person may challenge the capital increase for a period of 180 days following the filing of the shareholders’ approval with the Registry of Companies. Finally, once our shareholders authorize a capital increase, we must issue all of those authorized shares before the shareholders may authorize a new capital increase, unless the shareholders vote to cancel the previously authorized shares. These restrictions could limit our ability to issue new equity or convertible debt securities on a timely basis.

We are restricted under Italian law as to the amount of debt securities that we may issue relative to our equity.

Italian law provides that we may not issue debt securities for an amount exceeding twice the amount of the sum of the aggregate par value of our ordinary shares (which we call our capital), our legal reserve and any other disposable reserves appearing on our latest Italian GAAP balance sheet approved by our shareholders. The legal reserve is a reserve to which we allocate 5% of our Italian GAAP net income each year until it equals at least 20% of our Italian GAAP capital. One of the other reserves that we maintain on our balance sheet is a “share premium reserve”, meaning amounts paid for our ordinary shares in excess of the capital. At December 31, 2006, the sum of our capital, legal reserves and other reserves on our Italian GAAP balance sheet was €35.527 million. If we issue debt securities in the future, until such debt securities are repaid in full, we may not voluntarily reduce our capital or our reserves (such as by declaring dividends) if it results in the aggregate of the capital and reserves being less than half of the outstanding amount of the debt. If our equity is reduced by losses or otherwise such that the amount of the outstanding debt securities is more than twice the amount of our equity, some legal scholars are of the opinion that the ratio must be restored by a recapitalization of our company. If our equity is reduced, we could recapitalize by issuing new shares or having our shareholders contribute additional capital to our company, although there can be no assurance that we would be able to find purchasers for new shares or that any of our current shareholders would be willing to contribute additional capital.

If we suffer losses that reduce our capital to less than €120 thousand, we would need to either recapitalize, change our form of entity or be liquidated.

Italian law requires us to reduce our shareholders’ equity and, in particular, our capital (aggregate par value of our ordinary shares) to reflect on-going losses. We are also required to maintain a minimum capital of €120 thousand. At December 31, 2006, our Italian GAAP capital was approximately €11.774 million. If we suffer losses from operations that would reduce our capital to less than €120 thousand, then either we must increase our capital (which we could do by issuing new shares or having our shareholders contribute additional capital to our company) or convert the form of our company into an S.r.l., which has a lower capital requirement of €10 thousand. If we did not take these steps, a court could liquidate our company.

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

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

We are a biopharmaceutical company engaged in the research, development and manufacture of drugs to treat and prevent a variety of vascular diseases and conditions related to cancer and cancer treatments. In 1986, our founding company received approval to sell in Italy a drug called “defibrotide” to treat deep vein thrombosis, and, in 1993, it received approval to manufacture and sell defibrotide to both treat and prevent all vascular disease with risk of thrombosis. Our primary focus is on development of defibrotide for other uses in the United States and Europe, including to treat and prevent VOD and to treat multiple myeloma. In addition to defibrotide, we sell urokinase and calcium heparin, which are active pharmaceutical ingredients used to make other drugs, sulglicotide, which is intended to be used to treat peptic ulcers, and other miscellaneous pharmaceutical products. We will need to raise additional financing and/or enter into collaborative or licensing agreements in the future to fund continuing research and development for our product candidates.

In May 2006, we transitioned trading of our ADSs from the American Stock Exchange to the Nasdaq Global Market. In June 2006, we consummated a private placement of 1,551,125 ordinary shares together with warrants to purchase 620,450 ordinary shares for gross proceeds of $17.667 million. In February 2007, we consummated a private placement of 2,354,000 ordinary shares for gross proceeds of $47.480 million.

We have Italian, United States and international trademark rights in “Gentium,” United States and European Union trademark rights in “Gentide,” international and Italian trademark rights in “Oligotide” and Italian trademark rights to “Pharma Research” and “Dinelasi”. We also have a number of patent registrations issued and pending in Italy, the United States and other countries. This annual report also refers to brand names, trademarks, service marks, and trade names of other companies and organizations, and these brand names, trademarks, service marks, and trade names are the property of their respective holders.

This annual report contains market data and industry forecasts that were obtained from industry publications and third parties.

Our principal executive offices are located at Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy. Our telephone number is +39 031 385111. Our website is located at www.gentium.it. The information contained on our website is not part of this annual report. Our registered agent for service of process is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, New York 10011, telephone number (212) 894-8940. Under our current bylaws, the duration of our company will expire on December 31, 2050. We are incorporated in the Republic of Italy and are governed by the Italian Civil Code.

CAPITAL EXPENDITURES

The following table sets forth our capital expenditures, before retirements, for each year in the three-year period ended December 31, 2006. Most of our 2004 expenditures relate to the major upgrade of our facility we completed in 2004.

	For the Year Ended December 31,
(in thousands)	2004	2005	2006
Land and buildings	€1,244	€109	€7
Plant and machinery	3,690	642	793
Industrial equipment	169	50	254
Other	75	88	108
Leasehold improvements	-	-	46
Computer Software	-	123	259
Construction in progress	-	292	16
Total	€5,178	€1,304	€1,483

All of these capital expenditures are in Italy. We are financing these expenditures from offerings of our ordinary shares and loans from third parties.

BUSINESS OVERVIEW

We are a biopharmaceutical company engaged in the research, development and manufacture of drugs to treat and prevent a variety of vascular diseases and conditions related to cancer and cancer treatments. In 1986, our founding company received approval to sell in Italy a drug called “defibrotide” to treat deep vein thrombosis, and, in 1993, it received approval to manufacture and sell defibrotide to both treat and prevent all vascular disease with risk of thrombosis. In addition to defibrotide, we sell urokinase and calcium heparin, which are active pharmaceutical ingredients used to make other drugs, sulglicotide, which is intended to be used to treat peptic ulcers, and other miscellaneous pharmaceutical products.

We are building upon our extensive experience with defibrotide, which our predecessors discovered over 20 years ago, to develop it for a variety of additional uses, including to treat and prevent hepatic Veno-Occlusive Disease, or VOD, a condition in which some of the veins in the liver are blocked as a result of toxic cancer treatments such as chemotherapy. A severe form of VOD with multiple-organ failure is a potentially devastating complication with a survival rate after 100 days of only approximately 20%, according to a historical trial conducted by Dana-Farber of 20 patients in 3 centers and our review of more than 200 published medical articles. Results from a Phase II clinical trial conducted at Harvard University’s Dana-Farber Cancer Institute of VOD with multiple-organ failure that concluded in December 2005 showed that the survival rate after 100 days was approximately 41% after treatment with defibrotide, although those results were based upon the treatment of only 150 patients and may not show the safety or effectiveness of the product candidate. We believe that there is no drug approved by the FDA or European regulators to treat or prevent VOD.

In May 2003, the FDA designated defibrotide as an orphan drug for use to treat VOD and made grants of $525 thousand to Dana-Farber supporting research into the use of defibrotide to treat VOD with multiple-organ failure. In 2006, the FDA agreed to make additional grants aggregating up $800 thousand to Dana-Farber supporting this research, which is being applied against the costs of our Phase III clinical trial of this product candidate that we would otherwise have to pay. We have supported this research with a grant of $480 thousand to Dana-Farber. In January 2007, the FDA designated defibrotide as an orphan drug for prevention of VOD. In July 2004, the European Commission granted us orphan medicinal product designation for the use of defibrotide to both treat and prevent VOD.

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

If we are successful in obtaining FDA approval and/or European regulatory approval for the initial use of defibrotide, we expect that the cash flows from operations generated by this use of defibrotide will contribute towards our working capital requirements and funding for the further development of defibrotide for other uses and our ultimate goal of FDA and European regulatory approval for other uses of defibrotide, including to prevent VOD and treat multiple myeloma. However, we will need to raise additional funds through debt and/or equity financings, or enter into licensing or similar collaborative arrangements, or both, in addition to cash flow we may generate from operations, to complete the development of these other uses of defibrotide.

If we are successful in bringing these advanced product candidates to market, we intend to use the cash flow from operations generated by them and our current products to continue to discover and develop additional uses of defibrotide, and to develop other drugs, such as oligotide which we believe may protect against damage to blood vessel wall cells caused by a particular cancer treatment and treat renal and kidney failure. These product candidates will be very expensive to develop, and it is likely that we will need to either raise additional funds through debt and/or equity financings, or enter into licensing or similar collaborative arrangements, or both, in addition to cash flow we may generate from operations, to complete these developments.

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

We manufacture defibrotide, calcium heparin, sulglicotide and other miscellaneous pharmaceutical products at our manufacturing facility near Como, Italy, and we lease our affiliate Sirton’s facility to manufacture urokinase. Urokinase and calcium heparin are active pharmaceutical ingredients used to make other drugs. Sulglicotide is intended to be used to treat peptic ulcers. Almost all of our revenues during the past three years have come from sales of these products to Sirton. Our revenues from the sales of these products to date have been generated primarily in Italy and, to a small degree, in Korea and amounted to €3.1 million, €3.4 million and €4.1 million in 2004, 2005 and 2006, respectively. In 2004 we completed an upgrade to our facilities that cost approximately €7.2 million which we believe will facilitate the FDA and European regulatory approval process for our product candidates and enable our future production.

Market Overview

The American Cancer Society estimated that in 2007 approximately 1.45 million new patients in the United States will be diagnosed with cancer and that there will be approximately 559,650 patient deaths in 2007 attributable to cancer. Cancer is a group of diseases characterized by uncontrolled growth and spread of abnormal cells. If the spread is not controlled, it can result in death. Most cancer patients will receive one or more of chemotherapy, radiation therapy and hormone therapy.

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

VOD. One of the disorders of the vascular system that can result from chemotherapy, radiation therapy, hormone therapy and stem cell and bone marrow transplants is VOD. These therapies can cause extensive damage to the cells that line the walls of small veins in the liver. The body’s natural response is to swell or clot the sites of injury, but this blocks or “occludes” the vein. This blockage of the veins is called “Veno-Occlusive Disease.” VOD can cause damage to the liver and, in its severe form, leads to failure of the liver and other organs (multiple-organ failure), which usually results in death. The International Bone Marrow Transplant Registry estimates that approximately 45,000 people worldwide received blood and bone marrow transplants, which are types of stem cell transplants, in 2002. Based upon a historical trial conducted by Dana-Farber at three centers consisting of 20 patients and our review of more than 200 articles in the medical literature, we believe that approximately 20% of patients who undergo stem cell transplants develop VOD, approximately one-third of those patients progress to VOD with multiple-organ failure, and only approximately 20% of patients who develop VOD with multiple-organ failure survive more than 100 days after the stem cell transplant. VOD poses a severe risk to the victim’s health. We believe that there are no FDA or European regulatory approved treatments at this time for VOD.

Multiple myeloma. Multiple myeloma is a cancer of the plasma cell. The American Cancer Society estimates that about 19,900 new cases of multiple myeloma will be diagnosed in the U.S. during 2007. Approximately 10,790 Americans are expected to die of multiple myeloma in 2007. The 5-year survival rate for patients with multiple myeloma for 1996 - 2002 was approximately 33%.

Strategy

Our goal is to research, discover, develop and manufacture drugs derived from DNA extracted from natural sources and drugs that are synthetic oligonucleotides (molecules chemically similar to natural DNA) to treat and prevent a variety of vascular diseases and conditions related to cancer and cancer treatments. The primary elements of our strategy include:

• Obtain FDA approval to use defibrotide to treat VOD with multiple-organ failure. The Dana-Farber investigator presented the results from its Phase II clinical trial of defibrotide in patients with VOD with multiple-organ failure at the 47th Annual Meeting of the American Society of Hematology held on December 12, 2005. Results show that the survival rate after 100 days for the 150 patients treated was approximately 41% after 100 days as compared to the historical 100 day survival rate of approximately 20%. The FDA has approved our application for “fast track” designation for defibrotide to treat VOD with multiple-organ failure occurring after stem cell transplantation by means of injection. The FDA approval process for defibrotide for this use remains dependent upon the successful completion of clinical trials. We are sponsoring a Phase III clinical trial of defibrotide for this use in the United States.

• Obtain European regulatory approval to use defibrotide to treat VOD with multiple-organ failure. We believe that we may be able to use results from U.S. clinical trials of defibrotide to treat VOD with multiple-organ failure to apply for European regulatory approval of this product candidate without the need to replicate the clinical trials in Europe.

• Expand approval of defibrotide to include prevention of VOD in Europe and the United States. A preliminary study indicated that defibrotide may provide safe and effective protection against VOD. We are co-sponsoring a Phase II/III clinical trial for this use of defibrotide in children in Europe. We intend to start a Phase II/III clinical trial in the United States of this product candidate and of defibrotide for both the prevention of VOD and the prevention of transplant-associated micro-angiopathy in Europe upon completion of our Phase III clinical trial of defibrotide to treat VOD in the United States. If the clinical trials confirm the preliminary indications, we intend to pursue further development in Europe and the United States, and ultimately to apply for FDA and European regulatory approval for this use.

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

• Increase our marketing capacity, including the use of strategic partnerships. We have entered into a strategic license agreement with Sigma-Tau Pharmaceuticals, Inc. to market defibrotide to treat VOD in North America, Central America and South America upon regulatory approval and have granted Sigma-Tau Pharmaceuticals, Inc. a right of first refusal in those territories to market defibrotide to prevent VOD, to mobilize and increase the number of stem cells available for transplant and in non-intravenous forms. We intend to develop the capacity to market defibrotide in other jurisdictions and to market our other product candidates internally and/or pursue similar marketing agreements with other strategic partners.

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

The following table sets forth the clinical trials of our advanced product candidates completed or being conducted to date.

Product candidate	Orphan drug designation	Territory and status of clinical trial	Sponsor of clinical trial	Number of centers that participated or are expected to participate in clinical trial	Number of patients that participated or are expected to participate in clinical trial
Defibrotide to treat VOD with multiple-organ failure	United States and Europe	Europe, “Compassionate use” study, results published in 2000	Committee of clinical investigators	5	40

		United States, Phase I/II, results published in 2002	Investigator at Dana-Farber Cancer Institute at Harvard University	11	88

		United States, Phase II, results published in December 2005	Investigator at Dana-Farber Cancer Institute at Harvard University	10	150

		United States, Canada and Israel, Phase III, currently enrolling patients	Gentium	35	160

Defibrotide to prevent VOD	United States and Europe	Switzerland, preliminary pilot clinical study completed	University Hospital of Geneva	1	104

		Europe and Israel, Phase II/III, pediatric, currently enrolling patients	Gentium and European Group for Blood and Marrow Transplantation	35	270

Defibrotide to treat multiple myeloma		United States, preclinical studies, completed	Investigator at Dana-Farber Cancer Institute at Harvard University	1	0 (study was in rodents)

		Italy, Phase I/II currently enrolling patients	Investigator at the University of Turin	10	24 in the Phase I trial and 50 in the Phase II trial

Defibrotide to treat VOD with multiple-organ failure

Our leading product candidate is defibrotide to treat VOD, and in particular VOD with multiple-organ failure. In May 2003, the FDA designated defibrotide as an orphan drug to treat VOD. In July 2004, the Commission of the European Communities designated defibrotide to treat VOD as an orphan medicinal product, which is similar to being designated an orphan drug by the FDA.

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

The Dana-Farber investigator also sponsored, under its Investigational New Drug Application, a Phase II clinical trial in the United States of defibrotide which enrolled 150 stem cell transplant patients with VOD with multiple-organ failure at eight cancer centers. This trial was funded by us and $525 thousand in grants from the orphan drug division of the FDA. The purpose of this trial was to evaluate the effectiveness of this drug, including the effect of the drug on the survival rate of patients with VOD with multiple-organ failure, the effective dosage and potential adverse side effects.

The Dana-Farber investigator presented the results from this Phase II clinical trial at the 47th Annual Meeting of the American Society of Hematology on December 12, 2005. Results show that the survival rate after 100 days for the 150 patients treated was approximately 41% after 100 days with minimal adverse events as compared to the historical 100 day survival rate of approximately 20%. We do not have information about the survival rate after 100 days.

The FDA has approved our application for “fast track” designation for defibrotide to treat VOD with multiple-organ failure occurring after stem cell transplantation by means of injection. The FDA approval process for defibrotide for this use remains dependent upon the successful completion of clinical trials. Fast track designation may shorten and facilitate the approval process.

We started a historically controlled Phase III clinical trial in the United States, Canada and Israel for this use in December 2005 in patients with severe VOD. We are the sponsor and will conduct the Phase III clinical trial and any additional clinical trials required by the FDA under our own Investigational New Drug Application that we submitted to the FDA in December 2003. Sponsoring and conducting the additional clinical trials under our own Investigational New Drug Application will allow us to communicate directly with the FDA regarding the development of this drug for marketing approval. In 2006, the FDA agreed to make additional grants aggregating up to $800 thousand to Dana-Farber supporting this research, which is being applied against the costs of our Phase III clinical trial of this product candidate that we would otherwise have to pay.

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

Defibrotide to prevent VOD

We believe there is a significant market opportunity for defibrotide to prevent VOD for patients at risk of developing VOD. Based on our experience researching VOD, we believe that many recipients of high doses of chemotherapy, radiation therapy or hormone therapy or of therapies that prepare for stem cell transplants have an elevated risk of developing VOD. In January 2007, the FDA designated defibrotide as an orphan drug to prevent VOD. In July 2004, the Commission of European communities designated defibrotide to prevent VOD, an orphan medicinal product, which is similar to being designated an orphan drug by the FDA. We believe that there are no FDA or European regulatory approved drugs to prevent VOD at this time.

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

We are co-sponsoring with the European Group for Blood and Marrow Transplantation, a not-for-profit scientific society, a Phase II/III clinical trial in Europe and Israel of defibrotide to prevent VOD in children. We expect this study, which began enrollment in the first quarter of 2006, to include 270 patients enrolled by several centers in Europe, who will randomly receive either defibrotide or no treatment.

We also plan to co-sponsor with the European Group for Blood and Marrow Transplantation a second Phase II/III clinical trial in Europe of defibrotide to prevent VOD and transplant associated microangiopathy in adults and sponsor a Phase II/III clinical trial of defibrotide to prevent VOD in the United States upon completion of our Phase III clinical trial of defibrotide to treat VOD in the United States.

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

An independent Phase I/II clinical study of defibrotide to treat multiple myeloma in combination with melphalan, prednisone, and thalidomide (MPT) started in December 2005 which we expect to include approximately 10 cancer centers in Italy. The principal investigator for the clinical trial is Dr. Mario Boccadoro, M.D., Division of Hematology, University of Turin, Italy. We will pay part of the costs of this trial. The trial is scheduled to be a dose-escalating, multi-center, non-comparative, open label study designed to assess the safety and the efficacy of Defibrotide with MPT regimen as a salvage treatment in advanced refractory MM patients. The Phase I component of the trial will combine oral MPT with escalating doses of defibrotide to determine the maximum tolerated dosage of defibrotide combined with MPT in 24 patients (three cohorts of eight patients). In the Phase II component of the trial, the oral MPT regimen will be combined with the maximum tolerated dosage of defibrotide and administered to consecutive patients to assess response rate and clinical efficacy.

Additional Product Candidate - Oligotide

We are developing oligotide, another product derived from natural DNA, to further expand our possible markets. One particular chemotherapy agent, fludarabine, is used to treat chronic lymphocytic leukemia. Fludarabine interferes with the growth of cancer cells, but it also causes damage, specifically apoptosis (a series of events in a cell that leads to its death), to blood vessel wall cells, which is an undesirable toxic effect of the chemotherapy. Researchers at the University of Regensburg, Germany, performed preclinical studies showing that oligotide, when used in combination with fludarabine, reduced the level of apoptosis in the cells of blood vessel walls to approximately the same level normally found in cells that have not been treated with fludarabine. We believe there is a potential market for oligotide to be used in conjunction with fludarabine and other cancer therapies to reduce the undesirable toxic effects of these cancer therapies. We may conduct further research on oligotide to investigate its effectiveness in protecting blood vessel cell walls against cancer therapies. In addition, we may explore oligotide’s ability to treat and/or prevent renal failure.

If we are successful in bringing our advanced product candidates to market, we intend to use our cash flow from operations generated by them and our current products to continue to fund some of the costs needed to develop oligotide. Oligotide will be very expensive to develop, and we will need to either raise additional funds through debt and/or equity financings, or enter into strategic partnerships, or both, to complete this development.

Current Products

Our current products are all pharmaceutical products. The principal market for these products is Italy. In 2004, 7.8% of our product sales were in Korea, and in 2006, 7.5% of our product sales were in Korea. Our revenues from the sales of our current products were €5.9 million, €6.5 million, €3.1 million, €3.4 million and €4.1 million in 2002, 2003, 2004, 2005 and 2006, respectively. We and our predecessors have manufactured defibrotide since 1986 using a manufacturing process on which we hold a U.S. patent and a European patent granted in 1991. In addition to defibrotide, we manufacture and sell urokinase and calcium heparin, which are active pharmaceutical ingredients used to make other drugs, sulglicotide, which is intended to treat peptic ulcers, and other miscellaneous pharmaceutical products.

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

Sulglicotide

Sulglicotide is developed from pig intestines and appears to have ulcer healing and gastrointestinal protective properties. The effects of this drug have prompted us to commission a preclinical investigation by Epistem Ltd., an United Kingdom contract research organization specializing in studies of mucositis caused by anticancer or radiation therapies, into its function in potential prevention and treatment of mucous membrane damage. We also sell sulglicotide to Sirton for use in contract manufacturing of Gliptide, a drug marketed in Italy to treat peptic ulcers. In 2004, we sold sulglicotide to Samil, a Korean company, for use in manufacturing a product of Samil’s in Korea. Samil used this supply to manufacture its product for launch and marketing activities. In 2006, we sold 818kg of sulglicotide to Samil. As April 30, 2007, we have received purchase orders from Samil for up to 1.560 kg of sulglicotide in 2007.

Seasonality

Seasonality does not affect our business, except that historically we had higher product sales during the second and fourth quarters. The timing of manufacturer orders can cause variability in sales.

Regulatory Matters

Overview

The preclinical and clinical testing, manufacture, labeling, storage, distribution, promotion, sale, import and export, reporting and record-keeping of our product candidates are subject to extensive regulation by governmental authorities in the United States, principally the FDA and corresponding state agencies, and regulatory agencies in foreign countries.

Non-compliance with applicable regulatory requirements can result in, among other things, injunctions, seizure of products, total or partial suspension of product manufacturing and marketing, failure of the government to grant approval, withdrawal of marketing approvals, civil penalty actions and criminal prosecution. Except as discussed below, we believe that we are in substantial compliance in all material respects with each of the currently applicable laws, rules and regulations mentioned in this section. During biannual inspections of our manufacturing facility by the Italian Health Authority in October 2004 and February 2007, the Italian Health Authority noted by way of observations certain deficiencies in regard to the operation of our facility. We have corrected all of the October 2004 deficiencies, and have a plan to correct the February 2007 deficiencies. Also, a regional Italian regulatory inspector, during an April 2005 inspection of our manufacturing facility, requested that we install an exhaust vent on one of our machines. We have installed this device. In order to obtain FDA approval for the sale of any of our product candidates, the FDA must determine that this facility meets their current good manufacturing practices, or GMP, including requirements for equipment verification and validation of our manufacturing and cleaning processes. The FDA has not yet inspected our facility, but we have recently completed an approximately €7.2 million major overhaul and upgrade in anticipation of such an inspection. We are not aware of any other situation that could be characterized as an incidence of non-compliance in the last three years.

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

Clinical Trials

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

Post-Approval Regulations

If a product candidate receives regulatory approval, the approval is typically limited to specific clinical uses. Subsequent discovery of previously unknown problems with a product may result in restrictions on its use or even complete withdrawal of the product from the market. Any FDA-approved products manufactured or distributed by us are subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse events or experiences. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and state agencies, and are subject to periodic inspections by the FDA and state agencies for compliance with current good manufacturing practices, or GMPs, which impose rigorous procedural and documentation requirements upon us and our contract manufacturers. Failure to comply with these requirements may result in, among other things, total or partial suspension of production activities, failure of the FDA to grant approval for marketing, and withdrawal, suspension, or revocation of marketing approvals.

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

The FDA has designated defibrotide as an orphan drug both to treat VOD and to prevent VOD and has provided funding for clinical studies for defibrotide to treat VOD. The FDA has approved the Company’s application for “fast track” designation for defibrotide to treat VOD with multiple-organ failure occurring after stem cell transplantation by means of injection. The FDA approval process for defibrotide for this use remains dependent upon the successful completion of clinical trials. If our other product candidates meet the criteria, we may also apply for orphan drug status and fast track status for such products.

Market Exclusivity

In addition to orphan drug exclusivity, a product regulated by the FDA as a “new drug” is potentially entitled to non-patent and/or patent exclusivity under the FFDCA against a third party obtaining an abbreviated approval of a generic product during the exclusivity period. An abbreviated approval allows an applicant to obtain FDA approval without generating, or obtaining a right of reference to, the basic safety and effectiveness data necessary to support the initial approval of the drug product or active ingredient. In the case of a new chemical entity (an active ingredient which has not been previously approved with respect to any drug product) non-patent exclusivity precludes an applicant for abbreviated approval from submitting an abbreviated application until five years after the approval of the new chemical entity. In the case of any drug substance (active ingredient), drug product (formulation and composition) and method of use patents listed with the FDA, patent exclusivity under the FFDCA precludes FDA from granting effective approval of an abbreviated application of a generic product until the relevant patent(s) expire, unless the abbreviated applicant certifies that the relevant listed patents are invalid, not infringed or unenforceable and the NDA/patent holder does not bring an infringement action within 45 days of receipt of notification of the certification or an infringement action is brought within 45 days and a court determines that the relevant patent(s) are invalid, not infringed or un-enforceable or 30 months have elapsed without a court decision of infringement.

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

Italian Regulatory Approval

An application for marketing authorization in Italy must be filed with the competent office of the Italian Agency for the Evaluation of Medical Products (“AIFA”) and must contain certain specific information, including the composition (quality and quantity) of all the substances contained in the product, therapeutic indications and adverse events, modalities of use, the results of physical, chemical, biological and microbiological tests, pharmacological and toxicity tests, clinical tests, a description of production and related control procedures and samples of labels and information to consumers. Italian legislation (in accordance with European laws) regulates in great detail the information to be indicated on the packaging. Marketing authorization includes a 10-year protection period during which no one else may use the results of the clinical trials included in the application to apply for a substantially similar drug. This period may be extended where there are new therapeutic indications for the same product, which require new complete clinical studies and justify the same protection as that granted to a new drug.

The AIFA may grant or deny the national authorization after a review of the contents of the application, both from a formal and substantial viewpoint. If an authorization is granted, it is valid for an initial period of five years and, upon application, may be renewed for subsequent five year terms. In particular, the AIFA examines the quality, effectiveness and safety of the product. The AIFA may also order further tests prior to granting or denying the authorization regarding the suitability of the production and control methods described in the application. The AIFA may reject the authorization if the ordinary use of the drug has adverse events, the quality and quantity of the ingredients of the drugs do not correspond to the data indicated in the application, there is a lack, either total or partial, of beneficial therapeutic effects or the information and the documents included in the application do not comply with the requirements provided by law. After the AIFA grants a national authorization, the AIFA may temporarily suspend or revoke the authorization if the information disclosed in the relevant application turns out to be incorrect, the drug no longer meets the necessary quality, effectiveness or safety requirements, or adequate production controls have not been carried out.

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

The trial must be constantly monitored, in particular with regard to serious adverse events which are not envisaged in the approved clinical protocol. Whenever the safety of the participants is in danger due to unexpected serious adverse events, the AIFA must be promptly informed by the entity organizing the trials. Italian legislation provides sanctions (criminal sanctions and administrative fines) in case of violation of specific good practice rules.

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

The initial contract term of the swine intestinal mucosa supply agreement expires on December 31, 2007, with automatically renewable three year periods, unless either party notifies the other party in writing six months prior to the annual date of termination. We must give written purchase orders to La.bu.nat at least two months in advance of the date of delivery. For the year ending as of December 31, 2007, the purchase price has been fixed at €0.1757 per kg. After December 31, 2007, both parties may request renegotiation of the price with reference to market trends and manufacturing costs. In the event that the parties cannot agree on a renegotiated price, an arbitrator will determine the new price.

The initial contract term of the swine duodenum supply agreement expires on December 31, 2007, with automatically renewable three year periods, unless either party notifies the other party in writing six months prior to the annual date of termination. We must give written purchase orders to La.bu.nat at least four months in advance of the date of delivery. For the year ending as of December 31, 2007, the purchase price has been fixed at €1.0157 per kg, subject to a 5% discount for quantities purchased over 90,000 kg.

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

PROPERTY, PLANT AND EQUIPMENT

Manufacturing and Facilities

We own a manufacturing facility near Como, Italy which, at December 31, 2006, is subject to a mortgage securing repayment of an aggregate of €2.8 million of debt owed to Banca Nazionale del Lavoro. The manufacturing facility is 2,350 square meters in size. In order to obtain FDA approval for the sale of any of our product candidates, the FDA must determine that this facility meets their current good manufacturing practices, or GMP, including requirements for equipment verification and validation of our manufacturing and cleaning processes. The FDA has not yet inspected our facility, but in 2004 we completed an approximately €7.2 million major overhaul and upgrade in anticipation of such an inspection. We have also upgraded our quality control laboratory equipment and upgrade equipment for our molecular biology and cell culture laboratories in 2005 in further anticipation of an FDA inspection at a cost of approximately €513 thousand.

We incurred costs of €207 thousand to purchase an electrical meter and back-up electrical power generator, including an advance payment to the utility company. We currently use Sirton’s electrical meter, but Italian law requires us to have separate equipment. We are waiting for permission from a local authority to install a back-up generator that we have bought. In the event of a power outage, such back-up generator would prevent interruption of our operations and allow us to be independent from Sirton. We are planning to install it by December 2007, when the manufacturing facility halts production and closes down for annual maintenance. We are also planning to replace storage tanks and distribution piping for certain solvents. We anticipate that the replacement of the storage tanks will be necessary to satisfy the FDA that the facility meets their good manufacturing practices. We expect to complete these upgrades in 2007.

We raised the money to fund these improvements from our sale of our Series A notes and our initial public offering, and we may also use some of the net proceeds of our initial public offering and our October 2005 private placement, June 2006 private placement and February 2007 private placement to pay for future improvements.

We produce defibrotide, sulglicotide and calcium heparin at this facility. Defibrotide and calcium heparin are produced simultaneously. In 2006, we replaced a principal reactor in the defibrotide production line and separated the defibrotide production line from the sulglicotide line by installing an additional reactor. These improvements allow us to produce both defibrotide and sulglicotide simultaneously and will allow us to double our potential capacity to manufacture defibrotide and sulglicotide, although we would have to hire new employees to do so.

We typically operate our manufacturing facility on two eight hour shifts per day. Our estimated current production, our production capacity (assuming we do not hire additional employees to produce any sulglicotide at the same time) and percentage of utilization for defibrotide and calcium heparin for the fiscal year 2007 are set forth below:

Product	Estimated Current Production Levels (kilograms/year)	Maximum Production Capacity With Two Eight Hour Shifts (kilograms/year)	Percentage of Utilization
Defibrotide	4,000	4,400	90%

Product	Estimated Current Production Levels (millions of units/year)	Maximum Production Capacity With Two Eight Hour Shifts (millions of units/year)	Percentage of Utilization
calcium heparin	18,700	41,000	46%

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

Our estimated current production, production capacity (assuming we do not hire additional employees to produce defibrotide or calcium heparin at the same time) and percentage of utilization for sulglicotide for the fiscal year 2007 are set forth below:

Product	Estimated Current Production Level (kilograms/year)	Maximum Production Capacity With Two Eight Hour Shifts (kilograms/year)	Percentage of Utilization
Sulglicotide	2,200	2,750	80%

Our contract with Samil requires us to increase our production of sulglicotide to 2,600 kilograms in the period from June 20, 2005 to June 20, 2006 and to 3,400 kilograms in the period from June 20, 2006 to June 20, 2007. However, we believe it would be possible to increase the production of our products and to manufacture defibrotide and sulglicotide simultaneously by adding additional shifts of employees. In August 2006, we installed a new reactor totally dedicated to the production of sulglicotide and we are planning to replace storage tanks and distribution pipings for certain solvents. Such installation will allow us to increase the production capacity of both defibrotide and sulglicotide, although we would need to hire additional employees to run both simultaneously.

Our estimated current production, production capacity and percentage of utilization for urokinase for the fiscal year 2007 are set forth below:

Product	Estimated Current Production Level (millions of units/year)	Maximum Production Capacity With One Eight Hour Shift (millions of units/year)	Percentage of Utilization
Urokinase	19.2	37	52%

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

We lease 2,350 square meters of office and laboratory space from FinSirton. We also lease 100 square meters of laboratory and manufacturing space for urokinase from Sirton.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

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

OPERATING RESULTS

Overview

We manufacture defibrotide at our facility. We expect that by the second quarter of 2007, we will engage our affiliate, Sirton, to process the defibrotide and then we will sell the finished product to Crinos S.p.A., a subsidiary of Stada Arzneimittel AG. Currently, we sell the defibrotide to Sirton, which processes it and sells the finished products to Crinos. Crinos markets defibrotide in Italy to both treat and prevent vascular disease with thrombosis under a distribution agreement with us. We also manufacture and sell to Sirton two active pharmaceutical ingredients, urokinase and calcium heparin, used by Sirton to make generic drugs, and sulglicotide, which is intended to be used to treat peptic ulcers. We sell sulglicotide to unrelated third parties. We also manufacture a variety of other miscellaneous pharmaceutical products.

For each of the five years ended December 31, 2006, the sale of defibrotide, urokinase, calcium heparin, sulglicotide and our other products to Sirton amounted to approximately 100%, 100%, 92%, 97% and 92%, respectively, of our total product sales. The price of defibrotide to Sirton was based on comparable sale prices in years prior to 2002 to unrelated third-parties. The price for urokinase, calcium heparin, sulglicotide and our other products is based on comparable market prices charged by other manufacturers.

We have also generated revenue from research and development agreements with co-development partners, from the sale of rights to our intellectual property, and from licensing agreements. Our licensing agreements have included up-front payments, some of which are paid based on achieving defined milestones and royalties from product sales in the licensed territories. Our revenues by type are as described below:

(in thousands)	2004	2005	2006
Product sales:
Defibrotide	€1,424	€2,476	€2,316
Urokinase	1,316	684	1,271
Calcium heparin	51	125	89
Sulglicotide	243	53	375
Other	79	23	24
Total product sales	3,113	3,361	4,075
Other income	583	280	249
Total revenue	€3,696	€3,641	€4,324

Of our product sales in the periods shown in the table above, all were sales in Italy except for 7.8% during the year ended December 31, 2004, and 7.5% during the year ended December 31, 2006 which were sales of sulglicotide in Korea. Substantially most of our other income was for licensing the rights to our product candidates in the United States and Canada.

Our cost of goods sold consists of material costs, direct labor and related benefits and payroll burden, utilities, quality control expenses, depreciation of our facility and other indirect costs of our facility.

The gross margin from our current revenues contributes towards our general and administrative expenses, research and development expenses, and capital expenditures. Our general and administrative expenses include compensation for our executive officers, office facilities, accounting and human resources, information technology services, professional fees and other corporate expenses, including public company expenses. Some of these services were provided pursuant to contracts with Sirton and FinSirton. We have implemented plans to decrease our reliance on shared services from these affiliates over time. As of December 31, 2006, we are providing our own purchasing, logistic, quality assurance, accounting, controlling and reporting services, treasury, regulatory and information technology departments and continue to obtain corporate services, payroll services, infrastructure costs and quality control services from these affiliates. In 2007, we are planning to internalize some of these services.

We expect to continue to incur net losses as we continue the development of our product candidates, apply for regulatory approvals and expand our operations.

As of December 31, 2006, substantially all of our cash and cash equivalents were held in accounts at financial institutions located in the Republic of Italy and the United States, that we believe are of acceptable credit quality. We invest our cash in liquid instruments that meet high credit quality standards and generally have maturity at the date of purchase of less than three months. We are exposed to exchange rate risk with respect to certain of our cash balances that are denominated in U.S. dollar. As of December 31, 2006, we held a cash balance of $8.8 million that was denominated in U.S. dollar. This dollar-based cash balance is available to be used for future acquisitions and other liquidity requirements that may be denominated in such currency. We are exposed to unfavorable and potentially volatile fluctuations of the U.S. dollar against the Euro (our functional currency).

Any increase (decrease) in the value of the U.S. dollar against the Euro will result in unrealized foreign currency translation losses (gains) with respect to the Euro. The value of the Euro against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Any change in the value of the Euro relative to other currencies that we transact business with in the future could materially and adversely effect our cash flows, revenues and financial condition. To the extent we hold assets denominated in U.S. dollars, any appreciation of the Euro against the U.S. dollar could result in a charge to our operating results and a reduction in the value of our U.S. dollar denominated assets upon remeasurement.

In addition, we are exposed to foreign currency risks to the extent that we enter into transactions denominated in currencies other than our functional currency, such as investments, programming costs, payables that are denominated in currency other than our functional currency. Changes in exchange rates with respect to these items will result in unrealized or realized foreign currency transaction gains and losses upon settlement of the transactions.

We are exposed to changes in interest rates primarily as a result of our borrowings. Our primary exposure to variable rate debt is through the EURIBOR and we have entered into various derivative transactions to manage exposure to movements in interest rates. We use interest rate cap agreements that lock in a maximum interest rate should variable rates rise, but which enable it to otherwise pay lower market rates.

Other than as described in this annual report, we do not believe that there are any governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, our current operations or investments by Americans. When and if our product candidates are approved for commercialization, we will be subject to a number of additional such policies and factors, including, for example, reimbursement by Medicare and Medicaid and similar European policies.

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

Revenue Recognition

Through 2006, our primary source of revenue was from the sale of products to our affiliate, Sirton. We recognize revenue from product sales when ownership of the product is transferred to and accepted by the customer, the sales price is fixed and determinable, and collectibility is reasonably assured. Provisions for returns and other adjustments related to sales are provided in the same period the related sales are recorded on the basis of historical rates of return. Historically our returns have been insignificant. However, given our intent to grow our non-affiliate revenues, we expect that in the future we will be required to periodically estimate the amount of goods subject to return.

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

Our current estimate of bad debt expense is zero, as approximately 95% of our product sales are with one affiliate. If we increased our estimate of bad debt to 1% of sales, our operating results would have been lower by approximately €31 thousand, €34 thousand and €41 thousand for the three years ended December 31, 2004, 2005 and 2006, respectively. These amounts would have a material impact on our results of operation and our shareholder’s equity, but no impact on our cash flow in those periods.

Inventories

We state inventories at the lower of cost or market, determining cost on an average cost basis. We periodically review inventories and reduce items that we consider outdated or obsolete to their estimated net realizable value. We estimate reserves for excess and obsolete inventories based on inventory levels on hand, future purchase commitments, and current and forecast product demand. Our reserve level and as a result our overall profitability, is therefore subject to our ability to reasonably forecast future sales levels versus quantities on hand and existing purchase commitments. Forecasting of demand and resource planning are subject to extensive assumptions that we must make regarding, among other variables, expected market changes, overall demand, pricing incentives and raw material availability. Significant changes in these estimates could indicate that inventory levels are excessive, which would require us to reduce inventories to their estimated net realizable value. We capitalize inventory costs associated with certain by-products, based on management’s judgment of probable future commercial use and net realizable value. We could be required to permanently write down previously capitalized costs related to commercial inventory upon change in such judgment, a delay in commercialization, delay of approval by regulatory bodies, or other potential factors. In the highly regulated industry in which we operate, raw materials, work in progress and finished goods inventories have expiration dates that must be factored into our judgments about the recoverability of inventory cost. Additionally, if our estimate of a product’s demand and pricing is such that we may not fully recover the cost of inventory, we must consider that in our judgment as well. In the context of reflecting inventory at the lower of cost or market, we will record a permanent inventory write-down as soon as a need for such a write down is determined.

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

Research and Development Expenses

We have several activities and cost drivers that we collectively refer to as “research and development.” These activities include salaries and benefits of our direct employees, facility costs, overhead costs, clinical trial costs and related trial product manufacturing costs, contracted services, subcontractor costs and other research and or developmental related costs. Research and development costs, including any upfront payments and milestones paid to collaborators, are expensed as incurred. The timing of upfront fees and milestone payments in the future may cause variability in future research and development expenses. Clinical trial costs include costs associated with contract research organizations. The billings that we receive from contract research organizations for services rendered can lag for several months. We accrue the estimated costs of the contract research organizations related services based on our estimate of management fees, site management and monitoring costs and data management costs. Our research and development department is in continuous communication with our contract research organizations suppliers to assess both their progress on the underlying study and the reasonableness of their cost estimates. Differences between estimated trial costs and actual have not been material to date, and any changes have been made when they become known. Under this policy, research and development expense can vary due to accrual adjustments related to the underlying clinical trials and the expenses incurred by the contract research organizations. For the years ended December 31, 2004, 2005 and 2006, we have incurred research and development expenses of €2.922 million, €4.557 million and €8.927 million, respectively. As of December 31, 2006, we had €13.158 million of future payables under outstanding contracts with various contract research organizations that are not revocable. Most of these contracts are on a cost plus basis or actual cost basis.

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

In our current valuation, we consider the volatility factor to be critical. We have used a weighted average 40% factor based on what we believe is a representative sample of similar biopharmaceutical companies. However, this sample is not perfect as it omits, for example, Italian companies, due to the fact that there are a limited number of companies such as ourselves publicly traded in the U.S. market. If we increased our volatility factor to 80%, the fair value of our stock options granted in 2004, 2005 and 2006 would have increased by $41 thousand, $1,857 thousand and $443 thousand, respectively, and would have resulted in $23 thousand, $140 thousand and $173 thousand in additional compensation expense in 2004, 2005 and 2006, respectively. Therefore, significant changes to these estimates could have a material impact on the results of our operations.

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

Recent Accounting Pronouncements

On July 13, 2006, FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109, was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition and is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of this standard on our financial statements.

On September 6, 2006, FASB Statement No 157, Fair Value Measurements, or SFAS 157, was issued. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact of this standard on our financial statements.

On September 13, 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements, or SAB 108. SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for the purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 becomes effective for accounting years ending after November 15, 2006. The adoption of this SAB did not have any impact on our financial statements.

Results of Operations

The following tables set forth our results of operations:

	For The Years Ended December 31,
	2004	2005	2006
Amounts in thousands except share and per share data	Amount	Amount	Amount
Sales to affiliates	€2,870	€3,260	€3,754
Third party product sales	243	101	321
Total product sales	3,113	3,361	4,075
Other income and revenues	583	280	249
Total Revenues	3,696	3,641	4,324

Operating costs and expenses:
Cost of goods sold	2,579	2,911	3,092
Charges from affiliates	1,665	1,047	854
Research and development	2,922	4,557	8,927
General and administrative	1,194	2,284	5,421
Depreciation and amortization	89	118	261
	8,449	10,917	18,555

Operating loss	(4,753)	(7,276)	(14,231)

Foreign currency exchange gain (loss), net	(55)	(249)	(627)
Interest income (expense) net	(2,192)	(4,148)	490

Pre-tax loss	(7,000)	(11,673)	(14,368)

Income tax expense (benefit)
Current	65		-
Deferred	(37)	646	-
Total income tax expense	28	646	-

Net loss	€(7,028)	€(12,319)	€(14,368)
Net loss per share:
Basic and diluted net loss per share	(1.41)	(1.78)	(1.33)
Weighted average shares used to compute basic and diluted net loss per share	5,000,000	6,933,104	10,808,890

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Product sales.

Our sales were €4.08 million for 2006 compared to €3.36 million in 2005. The timing of customer orders can cause variability in sales. In 2006 total product sales increased 21.2%. The increase in product sales is mainly due to the increase in sales volume. Sales to affiliates represented 92% of the total product sales and increased 15% to €3.75 million. The increase in sales to affiliates is mainly due to the higher sales volume of our active pharmaceutical ingredient urokinase, which represents 31% (or €1.27 million) and 20% (or €684 million) of the total product sales in 2006 and 2005, respectively. Sales to third parties increased to €321 thousand mainly due to higher sales volume of the active pharmaceutical ingredient sulglicotide in the Korean market. We expect future growth in sulglicotide revenue due to higher penetration and positioning of the finished product in the Korean market.

Other income and revenues

Our other income and revenues was €249 thousand for 2006 compared to €280 thousand in 2005. Other income is primarily due to our recognition of revenues for performance milestone payments received under our license agreement with Sigma-Tau and upfront payments recognized ratably over the expected life of the research period.

Cost of goods sold.

Our cost of goods sold was €3.09 million for 2006 compared to €2.91 million in 2005. In 2006, we wrote down €144 thousand of inventory which failed to meet quality specifications. Cost of goods sold as percent of product sales was 75.9% in 2006 and 86.6% in 2005. The decrease in costs as a percentage of sales was due to the revised estimate on manufacturing facilities and equipment useful life which resulted in lower depreciation expenses allocated to cost of goods sold.

Research and development expenses.

We incurred research and development expenses of €8.93 million for 2006 compared to €4.56 million in 2005. The expenses were primarily for the development of defibrotide to treat and prevent VOD. The difference between the periods is primarily due to the timing and expenses incurred for clinical trials, including clinical research organizations charges, regulatory activities, costs associated with the set-up, initiation and execution of our Phase III clinical trial of defibrotide to treat VOD, our Phase II/III clinical trial of defibrotide to prevent VOD and manufacturing expenses. Also contributing to the increase was an increase in headcount and outside services to support increased activity in our clinical trials and stock based compensation of €288 thousand.

General and administrative expenses.

Our general and administrative expenses were €5.42 million in 2006 compared to €2.28 million in 2005. The increase in 2006 was primarily due to increased headcount and facilities related expenses, general corporate expenses of being a public company, legal and other professionals fees and increased administrative costs resulting from performing administrative function internally as opposed to through affiliated administrative service agreements and stock based compensation expense of €619 thousand.

Depreciation and amortization expense.

Depreciation and amortization expense was €261 thousand in 2006 compared to €118 thousand in 2005. The increase is primarily attributable to capital expenditures for an infrastructure upgrade and amortization of the intellectual property portfolio. Depreciation expense excludes depreciation on our manufacturing facilities which are included in cost of goods sold.

Interest income (expense), net.

The components of interest income (expense) on a net basis have changed primarily due to the effects of the repayment and conversion of our Series A senior convertible notes in 2005 and the amount of invested funds we had following our private placement offering in June 2006. In 2005, interest expense on the Series A notes was €4.095 million, including non-cash interest expense of €3.837 million from amortization of the issue discount and issue cost. These notes were converted or redeemed in June 2005. Additionally, interest income increased to €708 thousand as the result of a higher amount of invested funds.

Income taxes.

Income tax expense was nil and €646 thousand for the year ended December 31, 2006 and 2005, respectively. In 2005 our income tax expense included an update of our assumptions underlying the recovery of a pre-paid tax asset that we inherited from the original spin-off from Sirton. We believe that the tax benefits related to the prepayment will no longer be available, therefore in 2005 we wrote off the entire pre-paid tax asset.

Net loss.

Our net loss was €14.4 million in 2006 compared to €12.3 million in 2005. The difference was primarily due to increases in research and development expenses, general and administrative expenses and stock based compensation partially offset by a decrease in interest expense in 2006 compared to 2005 and an increase in revenue.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Product sales.

Our sales were €3.36 million for 2005 compared to €3.11 million in 2004. The timing of manufacturer orders can cause variability in sales. Total product sales in 2005 were in line with the prior period although sales to our affiliate increased 13% to €3.26 million and sales to third parties decreased 58% to €101 thousand. Sales to affiliates increased due to higher sales volume of our main product, defibrotide, which represents 74% (or €2.47 million) and 46% (or €1.42 million) of the total product sales in 2005 and 2004, respectively. The increase in affiliate sales of defibrotide was partially offset by a decrease in sales of urokinase which decreased from 42% (or €1.31 million) to 20% (or €684 thousand) of the total product sales. The decrease is due to Crinos, the principal customer of our affiliate Sirton, selling urokinase in only a single dose, which has a more limited market than multiple doses. Third party product sales decreased primarily due to lower sales volume of sulglicotide to a Korean customer. The Korean customer delayed the launch of a new product which uses sulglicotide. We expect future growth in sulglicotide revenue due to the expected launch of the Korean customer’s product in 2006.

Other income and revenues

Our other income and revenues was €280 thousand for 2005 compared to €583 thousand in 2004. In 2004, the Company recognized a milestone payment of €273 thousand under its license agreement with Sigma-Tau Pharmaceuticals, Inc. due to the issuance of an investigational new drug application for the Phase III clinical trial of defibrotide to treat VOD.

Cost of goods sold.

Our cost of goods sold was €2.91 million for 2005 compared to €2.58 million in 2004. In 2005, we wrote down €291 thousand of inventory which failed to meet quality specifications. Cost of goods sold as percent of product sales was 86.6% in 2005 and 82.8% in 2004. The slight increase in costs as a percentage of sales was due to the revised estimate on manufacturing facilities and equipment useful life which resulted in lower depreciation expenses allocated to cost of goods sold in the fourth quarter of 2005 offset by the increase in inventory write-off and quality control expenses.

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

General and administrative expenses.

Our general and administrative expenses were €2.28 million in 2005 compared to €1.19 million in 2004. The increase in 2005 was primarily due to increased headcount and facilities related expenses, general corporate expenses of being a public company, increase in internally provided administrative services to replace administrative services previously provided by affiliates and stock based compensation expense of €329 thousand.

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

LIQUIDITY AND CAPITAL RESOURCES

During 2004, we used €4.377 million of cash to fund operating activities and working capital requirements, including research and development, and incurred €5.178 million in capital expenditures. We funded these amounts from the following sources:

•	€5.629 million in loans; and

•	€6.098 in gross proceeds from the sale of our Series A notes.

During 2005, we used approximately €8.9 million of cash to fund operations and working capital requirements, including research and development, and incurred capital expenditures and other intangibles of approximately €1.4 million. We funded these amounts from the following sources:

•	€1.912 million in gross proceeds from the sales of Series A notes;

•	€3.9 million in capital contributions from our then-majority shareholder, FinSirton;

•	$24.3 million in gross proceeds from our initial public offering of 2.7 million of our ordinary shares;

•	$10.9 million in gross proceeds from a private placement of 1,551,125 of our ordinary shares together with warrants to purchase 620,450 ordinary shares; and

•	€2.5 million in cash available at December 31, 2004.

During 2006, we used approximately €12.2 million of cash to fund operations and working capital requirements, including research development, incurred capital expenditures and other intangibles of approximately €1.9 million, paid €4 million to Crinos and paid €4 million into escrow for the benefit of Crinos. We funded these amounts from the following sources:

•	$22.1 million in gross proceeds from a private placement of 1,943,525 of our ordinary shares together with warrants to purchase 388,705 ordinary shares;

•	$2.2 million in gross proceeds from exercise of warrants and stock options

•	€5.5 million in loans; and

•	€12 million from cash available at December 31, 2005.

At December 31, 2006, we had an aggregate of €6.4 million in debt outstanding. Additional information about the maturity and repayment obligations for this debt and interest rate structure and our material commitments for capital expenditures is provided below under “Contractual Obligations and Commitments.”

We expect to devote substantial resources to continue our research and development efforts, on regulatory expenses, and to expand our licensing and collaboration efforts. Our funding requirements will depend on numerous factors including:

•	whether we are able to commercialize and sell defibrotide for the uses for which we are developing it;

•	the scope and results of our clinical trials;

•	advancement of other product candidates in development;

•	the timing of, and the costs involved in, obtaining regulatory approvals;

•	the cost of manufacturing activities;

•	the costs associated with building a future commercial infrastructure;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and results of such litigation; and

•	our ability to establish and maintain additional collaborative arrangements.

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

In February 2007, we received gross proceeds of $47.5 million from a private placement of 2,354,000 of our ordinary shares. We believe that our working capital is sufficient for our present needs. Changes in our operating plans, delays in obtaining approval to market our product candidates, lower than anticipated revenues, increased expenses or other events, including those described in “Risk Factors,” may cause us to seek additional debt or equity financing on an accelerated basis. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our growth plans and our financial condition and results of operations. Additional equity financing may be dilutive to the holders of our ordinary shares and debt financing, if available, may involve significant cash payment obligations and covenants and/or financial ratios that restrict our ability to operate our business.

Italian law provides for limits and restrictions on our issuance of debt securities, described in our risk factor entitled, “We are restricted under Italian law as to the amount of debt securities that we may issue relative to our equity.” In order to issue new equity or debt securities convertible into equity, with some exceptions, we must increase our authorized capital through a process described in our risk factor entitled, “The process of seeking to raise additional funds is cumbersome, subject to the verification of a notary public as to compliance with our bylaws and applicable law and may require piror approval of our shareholders at an extraordinary meeting.”

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

Research and Development Expenses

Our research and development expenses consist primarily of costs associated with research, preclinical development and clinical trials for our product candidates. During the years ended December 31, 2004, 2005 and 2006, we had four major categories of research projects relating to our advanced product candidates: defibrotide to treat VOD, defibrotide to prevent VOD, defibrotide to treat multiple myeloma and assorted other projects. The table below presents our research and development expenses by project for each of the years ended December 31, 2004, 2005 and 2006.

	For the Year Ended December 31,
(in thousands)	2004	2005	2006
Defibrotide to treat VOD	€2,521	€4,123	€7,067
Defibrotide to prevent VOD	112	175	590
Multiple myeloma	—	50	59
Others	289	209	1,211
Total	€2,922	€4,557	€8,927

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

Intellectual Property Rights And Patents

As of December 31, 2006, we had seven issued U.S. patents, five pending U.S. patent applications, 25 issued foreign patents, 103 pending foreign patent applications and two international patent applications (not nationalized yet). These include the following. The United States Patent & Trademark Office issued a patent covering our manufacturing process of defibrotide in 1991, which expires in 2008. In April 2001, we filed a patent application with the United States Patent & Trademark Office and corresponding patent applications in certain foreign countries regarding the use of defibrotide in stem cell transplants, which expires in 2021.

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

TREND INFORMATION

As a result of the temporary cessation of operations from February through August of 2004 in connection with the upgrade of our manufacturing facility, comparison of our operating results in 2004 may not be meaningful.

In connection with the issue of our Series A senior convertible promissory notes, we incurred debt issues costs which are amortized over the term of the notes and included in interest expense. In addition, we recorded original issue discount on the notes due to the beneficial conversion feature of the notes and related detachable warrants. As of December 31, 2005, all of the notes had been repaid or converted into our ordinary shares. We incurred interest expense in 2005 on the notes in the amount of €4.095 million, including amortization of the issue costs and issue discount of €3.837 million.

As a public reporting company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq Global Market System, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance.

In connection with our purchase of the Italian marketing rights to defibrotide and related trademarks from Crinos, we paid Crinos €4 million in 2006, placed another €4 million in escrow, which we expect to be released to Crinos in 2007, and agreed to pay Crinos two additional installments of €4 million by December 31, 2007 and December 31, 2008.

We expect our costs for the following current clinical trials and historical trials to increase substantially in 2007 compared to 2006 as we enroll patients and pay the related clinical trial centers and clinical research organizations:

•	Phase III clinical trial of defibrotide to treat VOD in the United States;

•	Historical trial of defibrotide to treat VOD in the United States; and

•	Phase II/III clinical trial of defibrotied to prevent VOD in children in Europe.

In addition, we expect to incur substantial costs when and if we initiate a Phase III clinical trial of defibrotide to prevent VOD in adults in the United States and Europe after we complete our Phase III trial of defibrotide to treat VOD in the United States.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations and Commitments

Our major contractual obligations and commitments relate to our real estate mortgages, other financing from banks and financial institutions, obligations to pay Crinos for the Italian defibrotide marketing rights and related trademarks and various service agreements (including those related to our clinical trials).

The following table summarizes our long-term commitments as of December 31, 2006.

Amounts in thousands except for share and per share data	Total	1 Year	2 Years	3 Years	4 Years	5 Years	More than 5 Years
Long-Term Debt Obligations:
Mortgage loans	€2,800	€200	€400	€400	€400	€200	€1,200
Finance loans	955	165	182	195	202	211	—
Equipment loans	1,253	195	175	383	250	250	—
Research loan	1,399	164	330	332	333	203	37
	€6,407	€724	€1,087	€1,310	€1,185	€864	€1,237
Purchase Obligations and Operating Leases:
Crinos acquisition	€12,000	€8,000	€4,000	€—	€—	€—	€—
Operating Lease	652	163	163	163	163	—	—
Clinical research organizations	7,855	7,650	116	89	—	—	—
Research and development programs	1,127	875	240	12	—	—	—
Consultants	4,176	858	100	1,310	1,310	597	—
	25,810	17,546	4,619	1,574	1,473	597	—
Total	€32,217	€18,270	€5,706	€2,884	€2,658	€1,461	€1,237

We received a loan commitment from the Minister for University and Research granted through San Paolo-IMI Bank in September 2000. The loan is for financing research and development of defibrotide to treat and prevent VOD, and it bears interest at 1.0% per annum. We will need to repay this loan in installments every six months beginning six months after the completion of the related research and development, but no later than January 2012. At December 31, 2006, the amount outstanding under this loan was €351 thousand.

On July 9, 2004, we obtained a loan in the approximate amount of €487 thousand from Cassa di Risparmio di Parma e Piacenza. The loan was obtained pursuant to Law No. 1329 of 28 November 1965 (Legge Sabatini), a law that facilitates the purchase and the lease of new production equipment. The loan is secured by a lien on our equipment and machinery. On August 4, 2004, we obtained an additional loan in the amount of €388 thousand from Cassa di Risparmio di Parma e Piacenza under the same terms and conditions. At December 31, 2006, the aggregate amount outstanding under these two loans was €481 thousand.

On April 20, 2006, we obtained a five year financing facility from Banca Intesa Medicredito S.p.A. of up to €1 million to finance our purchase and installation of two reactors in our manufacturing facility. The facility has a five-year term and bears interest at the three-month Euribor rate plus 1.7%. It is secured by Banca Intesa debt securities in the aggregate amount of €525 thousand that we purchased and which expire on May 10, 2011. We make installment payments on the facility of €131 thousand every six months until its final maturity in April 2011. At December 31, 2006, the aggregate amount outstanding under this facility was €1 million.

On June 28, 2006, we obtained a loan in the amount of €2.8 million from Banca Nazionale Del Lavoro S.p.A. The loan is secured by a mortgage on certain of our land and buildings. It bears interest at the six month Euribor rate plus 1.00%, the principal of which will be repaid in 14 installments, every six months, starting from December 27, 2007 until final maturity in 2014 and the interest on which will be paid every six months starting from June 27, 2006. At December 31, 2006, the amount outstanding under this loan was €2.8 million.

On June 30, 2006, we obtained a loan in the amount of €750 thousand from San Paolo IMI S.p.A. for the acquisition and installation of manufacturing equipment. The loan bears interest at the three month Euribor rate plus 1.20%. Beginning on June 15, 2008, the rate will be decreased to 1.02% if we complete our investment activities by January 21, 2007. The loan is payable in thirteen quarterly installments of approximately €58 beginnings on June 15, 2008 through June 15, 2011. Interest is due quarterly beginning on September 15, 2006. The agreement requires us to maintain a minimum level of net shareholders’ equity determined in accordance with Italian generally accepted accounting principles.

On December 20, 2006 we obtained three loans from Banca Intesa S.p.A. The first of these loans is in the amount of €230 thousand for a term of 60 months, maturing on December 31, 2006. Principal and interest are due in 20 quarterly installments beginning on March 31, 2007. It bears interested at the three month Euribor rate plus 1%. At December 31, 2006, the amount outstanding under this loan was €230 thousand.

The second loan is in the amount of €500 thousand for a term of 60 months, maturing on December 31, 2011. Principal and interest are due in 60 monthly installments beginning on January 31, 2006. It bears interest at the three month Euribor rate plus 1%. At December 31, 2006, the amount outstanding under this loan was €500 thousand.

The third loan is in the amount of €225 thousand for a term of 57 months (after a technical preamortization period from December 20, 2006 to March 15, 2007) maturing on December 15, 2011. It must be used within six months for investments in the innovation of products and/or production processes or to buy manufacturing equipment. Principal and interest payments are due in quarterly installments starting on June 15, 2007. It bears interest at the three month Euribor rate plus 0.8%. At December 31, 2006, the amount outstanding under this loan was €225 thousand.

Our commitments for clinical research consist of fixed price contracts with third-party research organizations related to clinical trials for the development of defibrotide and related consulting services for advice regarding FDA issues. In particular, we expect to pay € 7.326 million in 2007 to MDS Pharma for our historical trial of defibrotide to treat VOD in the United States.

In connection with our purchase of the Italian marketing rights to defibrotide and related trademarks from Crinos, we paid Crinos €4 million in 2006, placed another €4 million in escrow, which we expect to be released to Crinos in 2007, and agreed to pay Crinos two additional installments of €4 million by December 31, 2007 and December 31, 2008.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers, significant employees and directors as of April 30, 2007.

Name	Date of Birth (mm/dd/yyyy)	Position
Dr. Laura Ferro	08/03/1951	President and Chief Executive Officer, Director
Gary Gemignani	05/26/1965	Executive Vice-President and Chief Financial Officer
Dr. Massimo Iacobelli	04/28/1959	Senior Vice-President, Scientific Director
Armando Cedro	07/16/1955	Chief of Manufacturing
Salvatore Calabrese	01/04/1970	Vice-President, Finance and Secretary
Dr. Kenneth Anderson (1)	10/03/1951	Director
Gigliola Bertoglio (2)	08/22/1934	Director
Luca Breveglieri (3)	01/23/1952	Director
Marco Codella	09/17/1959	Director
David Kroin	08/24/1975	Director
Dr. Lee M. Nadler (4)	05/22/1947	Director
Malcolm Sweeney (5)	01/21/1949	Director
Dr. Andrea Zambon (6)	01/14/1958	Director

(1)	Member of the compensation committee.

(2)	Member of the audit committee (chairperson) and nominating and corporate governance committee.

(3)	Member of the nominating and corporate governance committee (chairperson).

(4)	Member of the compensation committee and nominating and corporate governance committee.

(5)	Member of the audit committee.

(6)	Member of the audit committee and compensation committee (chairperson).

Dr. Laura Ferro has served as our President and Chief Executive Officer and one of our directors since 1991. Her current term as a director expires on the date of the ordinary shareholders’ meeting approving our 2007 Italian GAAP financial statements, which would normally be held in April 2008. Dr. Ferro is also the President and Chief Executive Officer of our largest shareholder, FinSirton. She also serves as Vice President of Sirton, a subsidiary of FinSirton that specializes in manufacturing pharmaceutical products. Dr. Ferro is also a member of the board of directors of each of FinSirton, Sirton and Foltene Laboratories S.p.A., a former subsidiary of FinSirton that is in the hair care products business. From 1991 to 1997, Dr. Ferro held various executive positions at Sirton, including Chief Executive Officer and Chairperson of the research and development unit. Prior to that, Dr. Ferro was a practicing physician for 15 years. Dr. Ferro is the chairperson of the research committee of Europharm, the European Association of Small and Medium-Sized Pharmaceutical Companies, and is a member of the executive committee of Farmindustria, an Italian pharmaceutical industry group. She is also the President of the Gianfranco Ferro Foundation, a not-for-profit Italian organization with the mission of stimulating research, education and dissemination of information on the correct use of medications and adverse events of medicines. Dr. Ferro received her M.D. and Ph.D. degrees from the University of Milan, and a MBA from Bocconi University in Milan in 1994. Dr. Ferro is a licensed physician. She was certified in psychiatry at the University of Milan in 1981, and in Clinical Pharmacology at the University of Milan in 1994.

Gary G. Gemignani has served as our Executive Vice-President and Chief Financial Officer since June 2006. From 2004 to 2005, Mr. Gemignani was the Vice President and Controller of Financial Reporting and Accounting, US Pharmaceuticals Division, of Novartis Corporation, a pharmaceutical and consumer health company. From 1998 to 2004, he held a variety of vice-president level positions for Prudential Financial Inc., a financial products and services provider. From 1993 to 1998, Mr. Gemignani held a variety of senior financial positions at Wyeth (formerly American Home Products), a pharmaceutical, consumer healthcare and animal health company. From 1986 to 1993, he was an employee of Arthur Andersen & Co. Mr. Gemignani received a bachelor of science in accounting from St. Peter’s College.

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

Dr. Kenneth Anderson has served as one of our directors since June 2005. His current term expires on the date of the ordinary shareholders’ meeting approving our 2007 Italian GAAP financial statements, which would normally be held in April 2008. Dr. Anderson has been a professor at the Dana-Farber Cancer Institute, Cancer Research and Clinical Care, since 1980, a professor of medicine at Harvard Medical School since 2000 and a Kraft Family professor of medicine at Harvard Medical School since 2002. He has been the Chief of the Division of Hematologic Neoplasia at the Dana-Farber Cancer Institute since 2002, the Vice Chair of the Joint Program in Transfusion Medicine at Harvard Medical School since 2000, the Director of the Jerome Lipper Multiple Myeloma Center at the Dana-Farber Cancer Institute since 2000, the Associate Medical Director of Brigham and Women’s Hospital Blood Bank since 1998 and an attending physician at the Bone Marrow Transplantation Service at Brigham and Women’s Hospital since 1997. Dr. Anderson is a member of 11 medical and scientific societies and on the editorial boards of 11 medical and scientific journals. He received a Bachelors’ degree, summa cum laude, from Boston University in 1973, a M.D. from Johns Hopkins University School of Medicine in 1977 and a Masters’ Degree in Art from Harvard University in 2000.

Gigliola Bertoglio has served as one of our directors since December 2004. Her current term as a director expires on the date of the ordinary shareholders’ meeting approving our 2007 Italian GAAP financial statements, which would normally be held in April 2008. Ms. Bertoglio has been a self-employed consultant since January 2003. From 1970 through 2002 she was employed by Reconta Ernst & Young (the Italian affiliate of Ernst & Young LLP) and its predecessors and was an audit partner beginning in 1977. From 1998 until leaving the firm, she was responsible for the firm’s Capital Market Group in Italy. From 1989 to 1998, she was responsible for directing the firm’s Professional Standards Group and member of the Accounting and Auditing Standards Group of Ernst & Young International and as a coordinating audit partner on clients with international operations. From 1977 to 1989, Ms. Bertoglio was a partner of the Italian firm of Arthur Young & Co. (the predecessor to Ernst & Young) where she was responsible for directing the firm’s Professional Standards Group and serving in an advisory role to the Accounting and Auditing Standards Group of Arthur Young International and as a coordinating audit partner on clients with international operations. From 1970 to 1977, she was an Audit Manager (1970 to 1974) and an Audit Principal (1975 to 1977) with the Italian firm of Arthur Young & Co. in its Rome and Milan offices. Prior to 1970, Ms. Bertoglio was employed in the New York offices of Horwath & Horwath and LKH&H, both of which were public accounting firms. She earned a degree in Public Accounting from New York University and a Diploma in Accounting from Economics Institution in Biella, Italy. She was a Certified Public Accountant (active license to August 31, 2002, inactive after that) in the United States and included in the Register of Authorized Auditors of Consob, the Italian Stock Exchanges regulatory agency of public companies.

Luca Breveglieri has served as one of our directors since April 2006. His current term expires on the date of the ordinary shareholders’ meeting approving our 2007 Italian GAAP financial statements, which would normally be held in April 2008. Mr. Breveglieri is an Italian-qualified attorney and has been a partner of Breveglieri Verzini e Soci, an Italian law firm, since 2000. From 1982 to 2000, Mr. Breveglieri was the founding partner of Breveglieri e Associati. Mr. Breveglieri is an Italian certified public accountant. Mr. Breveglieri received a degree in law from Universita degli Studi, Pisa, Italy, in 1977.

Marco Codella has served as one of our directors since June 2005. His current term expires on the date of the ordinary shareholders’ meeting approving our 2007 Italian GAAP financial statements, which would normally be held in April 2008. Mr. Codella has been the Chief Financial Officer of Sigma Tau Industrie Farmaceutiche Riunite S.p.A., an international family of pharmaceutical companies, since May 1999. Mr. Codella has been a professor of Economics and Management Accounting at University of Rome, La Sapienza since 2001. From 1997 to 1999, Mr. Codella was the Finance, IT and Logistics Director of Crown Cork & Seal Italy S.p.A., an Italian subsidiary of Crown Holdings, Inc., a manufacturer of packaging products to consumer marketing companies. From 1994 to 1997, Mr. Codella was the Finance and IT Director of Crown Cork & Seal Italy S.p.A. From 1990 to 1994, Mr. Codella held various finance positions at Digital Equipment Italia S.p.A., an Italian subsidiary of Digital Equipment Corporation, a computer company. From 1987 to 1990, Mr. Codella was the Finance Manager of an Italian subsidiary of Ampex Corporation, a provider of technology for acquisition, storage and processing of visual information. From 1984 to 1987, Mr. Codella was an auditor at Deloitte, Haskins & Sells, an accounting firm. Mr. Codella is a director of Eubiotina Research S.p.A., Biosint S.p.A., Avantgarde S.p.A., SigmaTau Health Science S.p.A., Techogen S.p.A. and Kenton S.r.l., each of which is a subsidiary of Sigma Tau Finanziaria S.p.A., and Fonchim, a pension fund for chemical industry workers. Mr. Codella is an Italian certified public accountant. Mr. Codella graduated summa cum laude from Rome University in 1984 with a degree in economics.

David Kroin, has served as a member of our board of directors since November 2005. His current term as a director expires on the date of the ordinary shareholders’ meeting approving our 2007 Italian GAAP financial statements, which would normally be held in April 2008. Mr. Kroin has been the Managing Director of Great Point Partners, LLC, an asset management firm focusing in the healthcare industry, with an emphasis on life sciences, since September 2003. From December 1998 to September 2003, Mr. Kroin was a senior member of the healthcare group at J.H. Whitney & Co., an alternative-asset-management firm. From June 1997 to December 1998, Mr. Kroin worked as an analyst in the corporate finance and mergers and acquisitions group at Merrill Lynch & Co., Inc.  Mr. Kroin graduated from the University of Michigan with a B.S. in actuarial mathematics in May 1997. Mr. Kroin was nominated for election by Biomedical Value Fund, L.P. and Biomedical Offshore Value Fund, Ltd., two of the investors in our October 2005 private placement, pursuant to a voting agreement among the participants in the private placement and FinSirton.

Dr. Lee M. Nadler has served as one of our directors since June 2005. His current term expires on the date of the ordinary shareholders’ meeting approving our 2007 Italian GAAP financial statements, which would normally be held in April 2008. Dr. Nadler is the Senior Vice President of Experimental Medicine at Harvard University’s Dana-Farber Cancer Institute and a Professor of Medicine at Harvard University. He joined the staff of the Dana-Farber Cancer Institute in 1977, and was promoted to the faculty in 1980. He served as chief and chair of several departments, including serving as the First Chairperson of the Dana-Farber Cancer Institute’s Department of Adult Oncology. Dr. Nadler received a medical degree from Harvard Medical School in 1973.

Malcolm Sweeney has served as one of our directors since April 2007. His current term expires on the date of the ordinary shareholders’ meeting approving our 2007 Italian GAAP financial statements, which would normally be held in April 2008. From 2001 to 2005, Mr. Sweeney was the Head of Financial Reporting and Accounting of the Pharma Division at Novartis AG, a major international pharmaceutical company. From 1990 to 2000, Mr. Sweeney worked for IMS Health Inc., (formerly IMS International), a provider of market intelligence to the pharmaceutical and healthcare industries, and associated companies. He held the positions of Corporate Controller and Senior Director of Finance for IMS Health Inc., as well as that of Leader of European Shared Services for Dun and Bradstreet in 1994 and 1995 when Dun and Bradstreet used to own IMS Health Inc. and several other major information service providers. From 1974 to 1990, he held a variety of finance positions for divisions of General Electric. Mr. Sweeney resides in the U.K., is a chartered accountant, admitted to the Institute of England & Wales in 1974 when working for KPMG (formerly Peat, Marwick, Mitchell and Co.). He received a Bachelor of Science in Physics, Economics and Philosophy from the University of Exeter in 1970.

Dr. Andrea Zambon has served as one of our directors since June 2005. His current term expires on the date of the ordinary shareholders’ meeting approving our 2007 Italian GAAP financial statements, which would normally be held in April 2008. Dr. Zambon was a co-founder and President of a web-based company, OKSalute S.p.A. serving the medical community from 2000 until 2002. From 2000 until 2004 he was President of Zambon, S.p.A, the holding company of Zambon Group, S.p.A., an Italian pharmaceutical and chemical company that operates in 19 countries in Europe, North and South America and Asia. From 1989 until 1999, he served in various capacities at Zambon Group S.p.A., including President and Chief Executive Officer from 1993 to 1999, Managing Director from 1991 to 1993, Managing Director of Zambon Research, S.p.A. in 1990, a research subsidiary of Zambon Research S.p.A., and manager of the international regulatory affairs unit in 1989. From 1988 to 1989, Dr. Zambon was employed by Smith Kline & Beckman in various departments, including clinical development, regulatory affairs, and market research, for three new chemical businesses. From 1986 to 1987 he was employed by Zambon Group, S.p.A. where he helped establish its research and development division. He has served on numerous corporate and industry association boards. Dr. Zambon earned a Medical Degree from the University of Milan Medical School.

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

Ralph B. D’Agostino, Sr. Ph.D. has been a Professor of Mathematics/Statistics at Boston University since 1977 and a Professor of Public Health at Boston University, School of Public Health, Department of Epidemiology and Biostatistics since 1982. He has been the editor of Statistics in Medicine since 1998. Dr. D’Agostino is also an Associate Editor of American Journal of Epidemiology, and on the editorial board of Current Therapeutic Research and the Journal of Hypertension. He has been the director of the Statistics and Consulting Unit at Boston University and Director of Data Management and Statistics at the Framingham Study. Dr. D’Agostino has served as an expert consultant to the FDA since 1974. He is a Fellow of the American Statistical Association and the Cardiovascular Epidemiology section of the American Heart Association. He has twice, in 1981 and 1995, received the FDA Commissioner’s Special Citation. He received an A.B. in Mathematics, summa cum laude, from Boston University in 1962, a A.M. in Mathematics from Boston University in 1964 and a Ph.D. in Mathematical Statistics from Harvard University in 1968.

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

COMPENSATION

Compensation of Directors and Executive Officers

For the year ended December 31, 2004, the aggregate cash compensation to our executive officers and directors as a group was approximately €669 thousand. For the year ended December 31, 2005, the aggregate cash compensation to our executive officers and directors as a group was approximately €752 thousand. For the year ended December 31, 2006, the aggregate cash compensation to our executive officers and directors as a group was approximately €843 thousand. During the year ended December 31, 2004, we granted an executive officer an option to purchase an aggregate of 85,000 shares that, as amended, has an exercise price of $5.58 and expires on September 30, 2009. During the year ended December 31, 2005, we granted options to purchase an aggregate of 690,000 ordinary shares to our executive officers and directors at exercise prices ranging from $8.00 to $10.00 per share that, as amended, terminate in dates ranging from March 15, 2010 to November 29, 2015. During the year ended December 31, 2006, we granted options to purchase an aggregate of 130,000 ordinary shares to our executive officers and directors at exercise prices ranging from $12.60 to $17.35 that, as amended, terminate on dates ranging from April 28, 2016 to June 1, 2016.

Share-Based Compensation Plans

2004 Equity Incentive Plan

Our board of directors proposed a capital increase for our 2004 Equity Incentive Plan to our shareholders on September 2, 2004. Our shareholders approved that capital increase on September 30, 2004. Our board of directors approved the specific terms of our 2004 Equity Incentive Plan effective as of September 30, 2004. Our shareholders approved the specific terms of our 2004 Equity Incentive plan on April 28, 2005. On July 31, 2006, our board of directors approved an amended and restated version of our 2004 Equity Incentive Plan to reflect minor revisions, including an Italian law requirement that all shares issued under the plan be paid for in cash in at least an amount equal to €4.50 per share, which was the net worth of our company at the time of the capital increase relating to the plan. On March 26, 2007, our board of directors approved an amendment to the Amended and Restated 2004 Equity Incentive Plan, extending the term of the plan to 2019. Our shareholders approved this amendment on April 27, 2007.

The incentive plan authorizes 1,500,000 ordinary shares for issuance. The maximum number of shares that may be issued under the incentive plan subject to incentive share options is 1,500,000. At December 31, 2006, there were 1,077,000 shares underlying outstanding options, with a weighted average exercise price of $9.59. Shares subject to share awards that have expired or otherwise terminated without having been exercised in full again become available for the grant of awards under the incentive plan. In the event of a share split or other alteration in our capital structure, without the receipt of consideration, appropriate adjustments will be made to outstanding awards to prevent dilution or enlargement of participant’s rights. The plan is governed by Italian law.

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

The term of share options granted under the incentive plan generally may not exceed ten years, although the capital increase relating to the ordinary shares issuable upon exercise of such options expires on September 30, 2019. Our compensation committee determines the price of share options granted under the incentive plan, provided that the exercise price for an incentive share option cannot be less than 100% of the fair market value of our ordinary shares on the date of grant. No incentive share option may be granted to any person who, at the time of the grant, owns (or is deemed to own) ordinary shares possessing more than 10% of our total voting ordinary shares, unless the option exercise price is at least 110% of the fair market value of the ordinary shares on the date of grant and the term of the incentive share option does not exceed five years from the date of grant. The exercise price for a nonstatutory share option can vary in accordance with a predetermined formula while the option is outstanding. In addition, the aggregate fair market value, determined at the time of grant, of the ordinary shares with respect to which an incentive share option first becomes exercisable during any calendar year (under the incentive plan and all of our other equity compensation plans) may not exceed $100 thousand.

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

Each director (other than Dr. Nadler) who is not otherwise one of our employees or consultants automatically was granted a nonstatutory share option for 10,000 ordinary shares upon his or her initial election or appointment to our board of directors after the completion of our initial public offering. These grants vest one-third one year after the date of grant and the remainder in twenty-four equal monthly installments beginning one year and one month from the date of grant, provided that the person is still serving as a non-employee director on each such vesting date. Upon the conclusion of each regular annual meeting of our shareholders, each non-employee director receives a nonstatutory share option for 5,000 ordinary shares. These grants vest in twelve equal monthly installments beginning one month from the date of grant, provided that the person is still serving as a non-employee director on each such vesting date. The exercise price of the options granted to non-employee directors is equal to the fair market value of our ordinary shares on the date of grant and the term ends on the earlier of 10 years from the date of grant and September 30, 2019.

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

The board of directors may amend the incentive plan at any time. Amendments will be submitted for shareholder approval to the extent required by applicable laws, rules and regulations. The incentive plan will terminate on September 30, 2019 unless sooner terminated by the board of directors or a committee appointed by the board of directors.

2004 Italy Stock Award Sub-Plan

Our Amended and Restated 2004 Italy Stock Award Sub-Plan is a part of our Amended and Restated 2004 Equity Incentive Plan and provides for the grant of share options and the issuance of share grants to certain of our employees who reside in the Republic of Italy and who are liable for income tax in the Republic of Italy. Generally, the exercise price for a share option under the Italy sub-plan cannot be less than the average of the closing price of our ordinary shares listed on the American Stock Exchange or The Nasdaq Global Market System, as applicable, over the 30 days preceding the date of grant. No share option granted under our Italy sub-plan may cover more than 10% of the voting rights in our annual meeting of shareholders or 10% of our capital or equity. Share grants will be made in consideration for past services.

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

The Italy sub-plan will terminate on September 30, 2019 unless sooner terminated by our board of directors.

2004 Nonstatutory Share Option Plan and Agreement

Our board of directors proposed a capital increase for our 2004 Nonstatutory Share Option Plan and Agreement to our shareholders on September 2, 2004 and our shareholders approved that capital increase on September 30, 2004. Our board adopted the specific terms of our 2004 Nonstatutory Share Option Plan and Agreement on October 1, 2004. Our shareholders approved the specific terms of our 2004 Nonstatutory Share Option Plan and Agreement on April 28, 2005. The sole person eligible to receive an option under the plan was Cary Grossman, our former Executive Vice President and Chief Financial Officer. On October 1, 2004, Mr. Grossman received an option to purchase all 60,000 shares authorized for issuance under the plan. The exercise price of the option issued under the plan is $4.50. The option became fully vested on December 15, 2004. On March 23, 2006, we and Mr. Grossman amended and restated this option to have an exercise price of $5.58 to comply with a requirement under Italian law. We entered into an agreement with Mr. Grossman whereby we agreed to pay him $64,800 (the amount of the aggregate increase in the exercise price), subject to certain conditions, in return for amending the exercise price. In certain corporate transactions, a surviving or acquiring corporation may either assume the option or substitute other awards for the outstanding option. If the surviving or acquiring corporation does not assume or substitute the outstanding option, the option will terminate prior to the event if not otherwise exercised. The option has a term ending on September 30, 2009.

2007 Stock Option Plan

Our board of directors proposed a capital increase for our 2007 Stock Option Plan and the specific terms of such plan on March 26, 2007. Our shareholders approved the capital increase and the terms of the plan on April 27, 2007.

The 2007 Stock Option Plan authorizes 1,000,000 ordinary shares for issuance. Shares subject to options that have expired or otherwise terminated without being exercised in full again become available for issuance under the plan. In the event of a share split or other alteration in our capital structure, without the receipt of consideration, appropriate adjustments will be made to the outstanding awards to prevent dilution or enlargement of a participant’s rights. The plan is governed by Italian law.

The 2007 Stock Option Plan provides for the grant of incentive stock options (as defined in Section 422 of the U.S. Internal Revenue Code) to employees, including officers and employee-directors, and nonstatutory stock options. The plan also provides for the periodic automatic grant of nonstatutory stock options to our non-employee directors.

The 2007 Stock Option Plan is administered by our board of directors or a committee appointed by our board of directors. The board or the committee determines recipients and types of options to be granted, including the number of shares subject to an option, the vesting schedule of options, the exercisability of options, and subject to applicable restrictions, other terms of options. The board of directors has delegated administration of the 2007 Stock Option Plan to the compensation committee.

The term of share options granted under the 2007 Stock Option Plan generally may not exceed the earlier of ten years and March 26, 2022. Our compensation committee determines the price of share options granted under the 2007 Stock Option Plan, provided that the exercise price for an incentive share option cannot be less than the higher of (i) 100% of the fair market value (110% for 10-percent shareholders) of our shares on the date of grant, (ii) an amount corresponding, as of the date of exercise, to €3.02 per share and (iii) an amount corresponding, as of the date of exercise, to the nominal value of each share. No incentive share option may be granted to any person who, at the time of the grant, owns (or is deemed to own) ordinary shares possessing more than 10% of our total voting ordinary shares, unless the option exercise price is at least 110% of the fair market value of the ordinary shares on the date of grant and the term of the incentive share option does not exceed five years from the date of grant. The exercise price for a nonstatutory share option can vary in accordance with a predetermined formula while the option is outstanding. In addition, the aggregate fair market value, determined at the time of grant, of the ordinary shares with respect to which an incentive share option first becomes exercisable during any calendar year (under the 2007 Stock Option Plan and all of our other equity compensation plans) may not exceed $100 thousand.

Options granted under the 2007 Stock Option Plan vest at the rate determined by our compensation committee. Typically, options granted under the 2007 Stock Option Plan vest over three years, at the rate of one-third of the shares covered by the option vesting each year.

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

Each director who is not otherwise one of our employees or consultants automatically is granted a nonstatutory share option for 10,000 ordinary shares upon his or her initial election or appointment to our board of directors. These grants vest one-third one year after the date of grant and the remainder in twenty-four equal monthly installments beginning one year and one month from the date of grant, provided that the person is still serving as a non-employee director on each such vesting date. Upon the conclusion of each regular annual meeting of our shareholders, each non-employee director receives a nonstatutory share option for 5,000 ordinary shares. These grants vest in twelve equal monthly installments beginning one month from the date of grant, provided that the person is still serving as a non-employee director on each such vesting date. The exercise price of the options granted to non-employee directors is equal to the fair market value of our ordinary shares on the date of grant and the term ends on the earlier of ten years after the date of the grant and March 26, 2022.

In the event of certain corporate transactions (including, but not limited to, a sale or other disposition of all or substantially all of our assets, a merger or a consolidation), all outstanding options under the 2007 Stock Option Plan will be subject to the terms and conditions of the agreement memorializing the transaction. The agreement may provide for the assumption or substitution of options by any surviving entity, the acceleration of vesting (and exercisability, if applicable) or the cancellation of options with or without consideration. In addition, at the time of grant, our board of directors may provide for acceleration of vesting in the event of a change in control. In the event of a change in control, non-employee director options outstanding under the 2007 Stock Option Plan will automatically become vested and will terminate if not exercised prior to such a change in control.

The board of directors may amend the 2007 Stock Option Plan at any time. Amendments will be submitted for shareholder approval to the extent required by applicable laws, rules and regulations. The 2007 Stock Option Plan will terminate on March 26, 2022 unless sooner terminated by the board of directors or a committee appointed by the board of directors.

Other pension and retirement plans

We do not have any other pension or retirement plans.

BOARD PRACTICES

Board Composition

Our board of directors currently consists of nine members: Dr. Anderson, Ms. Bertoglio, Mr. Breveglieri, Mr. Codella, Dr. Ferro, Mr. Kroin, Dr. Nadler, Mr. Sweeney and Dr. Zambon. Dr. Anderson, Ms. Bertolglio, Mr. Breveglieri, Dr. Nadler, Mr. Sweeney and Dr. Zambon have never been employed by us or any of our subsidiaries and are independent directors. FinSirton agreed to vote its shares in favor of electing one person to be designated by Biomedical Value Fund, L.P. and Biomedical Offshore Value Fund, Ltd. for so long as such entities collectively own ADSs representing at least 5% of our outstanding ordinary shares. Mr. Kroin is the designee of those two shareholders. We do not have any agreements with any of our directors that provide for benefits upon termination of employment, although under Italian law, if directors are removed by the vote of shareholders at an ordinary shareholders’ meeting prior to the end of their term without cause, they are entitled to receive the consideration that they would have received through the end of their term.

Our Compensation Committee recommends the compensation of our directors to our shareholders and our board of directors. Under Italian law, our shareholders determine the compensation of our directors relating to basic board service, such as annual fees for serving on the board and fees for attending board meetings. Our directors then determine “additional” compensation for our directors for serving on the various board committees and attending committee meetings. Our Compensation Committee, board of directors and shareholders have approved the following director compensation for the term from our April 2007 ordinary shareholder meeting to our April 2008 shareholder meeting. Each director would receive, as applicable:

•	€20 thousand per year for being a member of the board;

•	€2 thousand for each board meeting attended;

•
an additional €3 thousand for each board meeting attended in person that is held outside of the continent in which the director resides or that requires travel for more than 5 hours from his or her residence;

•	an additional €18 thousand per year for being the chairperson of the audit committee;

•	€2 thousand per committee meeting attended for the chairperson of the nominating and corporate governance committee and the chairperson of the compensation committee;

•	€1 thousand per committee meeting attended for the other members of the nominating and corporate governance committee and the compensation committee; and

•	€4 thousand per committee meeting attended for all members of the audit committee, including the chairperson.

Each of our non-employee directors (other than Dr. Nadler) receives an option to purchase 10,000 ordinary shares upon initial election to the board of directors. We granted Dr. Nadler additional cash compensation instead of options to purchase ordinary shares. Each of our non-employee directors also receive an option to purchase an additional 5,000 ordinary shares upon reelection at each annual shareholders’ meeting.

Board Committees and Code of Ethics

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee. Our audit committee consists of Ms. Bertoglio, Mr. Sweeney and Dr. Zambon, each of whom is an independent director. Ms. Bertoglio and Mr. Sweeney are both audit committee financial experts. The audit committee is a standing committee of, and operates under a written charter adopted by, our board of directors. The audit committee:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Ms. Bertoglio, Mr. Breveglieri and Dr. Nadler, each of whom is an independent director. Under Nasdaq rules, the directors of a U.S. domestic company must be either selected or recommended for the board of directors’ selection by either a nominating committee comprised solely of independent directors or by a majority of the independent directors. Under Italian law, directors may also be nominated by our shareholders. Our nominating and corporate governance committee performs the duties required by Nasdaq, including assisting the board of directors in fulfilling its responsibilities by:

•	identifying and approving individuals qualified to serve as members of our board of directors;

•	selecting director nominees for our annual meetings of shareholders;

•	evaluating our board’s performance; and

•	developing and recommending to our board corporate governance guidelines and oversight with respect to corporate governance and ethical conduct.

Our shareholders are able to nominate directors other than those nominated by the nominating committee.

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

Our board of statutory auditors met five times and attended two shareholder and board of directors meetings during 2003, and met five times and attended five shareholder and three board of directors meetings during 2004. In 2005, they met five times and attended four board of directors meetings and two shareholders meetings. In 2006, they met 5 times and attended 9 board of director meetings and 2 shareholder meetings. In 2006, we accrued $84 thousand as compensation for their service as our statutory auditors.

Indemnification of Directors and Executive Officers and Limitation of Liability

We have entered into indemnification agreements with each of our directors and executive officers which may, in some cases, be broader than the specific indemnification provisions contained in Italian law.

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

EMPLOYEES

The table below shows the number, activity and geographic location of our permanent employees as of December 31, 2004, 2005 and 2006. All of our employees are in Italy, except for Gary Gemignani, our Executive Vice President and Chief Financial Officer, and an administrative assistant, who are based in the United States. Prior to June 2005, most of our administrative, accounting, finance and business development services were performed by employees of FinSirton and Sirton. In 2005 we established our administrative, finance and accounting department.

	As of December 31,
	2004	2005	2006
Administration, accounting, finance, business development	1	6	12
R&D, clinical, regulatory	17	17	20
Production, quality assurance control	17	26	33
Total	35	49	65

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

Under Italian law, employees are entitled to amounts based on salary and years of service upon leaving their employment, even if we terminate them for cause or they resign. We had a liability for these termination indemnities of €682 thousand at December 31, 2006. Under Italian law, we make social security and national healthcare contributions for our employees to the Italian government, which provides pension and healthcare insurance benefits.

SHARE OWNERSHIP

Dr. Laura Ferro and members of her family control FinSirton. As a result, Dr. Ferro may be deemed to beneficially own FinSirton’s shares of our company. Dr. Ferro disclaims such beneficial ownership. Dr. Ferro also holds options that, within 60 days of March 31, 2007, are vested as to 171,113 shares.

To our knowledge, none of our other directors and officers listed herein owned one percent or more of our ordinary shares at March 31, 2007. See “Item 7, Major Shareholders and Related Party Transactions.”

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table shows information with respect to the beneficial ownership of our ordinary shares as of March 31, 2007 by:

•	each person, or group of affiliated persons, who we know owns beneficially 5% or more of our ordinary shares, and

•	all of our directors and executive officers as a group.

At March 31, 2007, we had 14,191,294 ordinary shares outstanding. Except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. Ordinary shares underlying our convertible securities that are exercisable within 60 days from March 31, 2007 are deemed outstanding for computing the amount and percentage owned by the person or group holding such convertible securities, but are not deemed outstanding for computing the percentage owned by any other person or group.

	Number of Shares Beneficially Owned	Percent
Principal Shareholders
FinSirton S.p.A.(1)	3,750,000	26.4%
Paolo Cavazza (2)	1,621,499	11.3%
Dr. Jeffrey R. Jay (3)	1,489,362	10.3%
Great Point Partners, LLC (4)	1,489,362	10.3%
Claudio Cavazza (5)	1,408,172	9.9%
Sigma Tau Finanziaria S.p.A. (6)	1,320,505	9.2%
Israel A. Englander (7)	1,207,419	8.5%
Millennium Management, L.L.C. (8)	1,207,419	8.5%
Millenco, L.L.C. (9)	1,007,419	7.1%
Clipper Bay & Co. (10)	750,000	5.9%
SMALLCAP World Fund, Inc. (11)	750,000	5.9%
Capital Research and Management Company (12)	750,000	5.9%
Biomedical Value Fund, L.P. (13)	744,681	5.2%
Biomedical Offshore Value Fund, Ltd. (14)	744,681	5.2%
All directors and executive officers as a group (13 persons) (15)	4,147,234	28.4%

(1)
Address is Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy. The board of directors of FinSirton, including Dr. Laura Ferro, who is our Chief Executive Officer, President and one of our directors, may be deemed to share voting or dispositive control with FinSirton over the ordinary shares in Gentium that FinSirton beneficially owns. The members of the board of directors of FinSirton, including Dr. Ferro, disclaim beneficial ownership of such shares.

(2)
Based upon information obtained from a Schedule 13D filed with the SEC, as amended. Address is Via Tesserte, 10, Lugano, Switzerland. Consists of (i) 800,000 outstanding ordinary shares held by Sigma Tau Finanziaria S.p.A., (ii) 447,171 outstanding ordinary shares and ADSs held by Defiante Farmaceutica L.d.A., (iii) 73,334 ordinary shares issuable upon exercise of warrants currently exercisable held by Defiante; (iv) 240,043 outstanding ADSs held by Chaumiere Consultadoria e Servicos S.A.; and (v) 60,951 ADSs issuable upon exercise of warrants currently exercisable held by Chaumiere Consultadoria e Servicos S.A. Mr. Paolo Cavazza owns, directly and indirectly, 40% of the outstanding equity of Sigma Tau Finanziaria S.p.A. and so may be deemed to beneficially own the shares beneficially owned by Sigma Tau Finanziaria S.p.A. In connection with a purchase by Sigma Tau Finanziaria S.p.A. of 800,000 ordinary shares from FinSirton in April 2005, FinSirton agreed that, if the per share price in a sale by our shareholders of all of our ordinary shares is less than $5.00 per share, FinSirton will transfer to Sigma Tau Finanziaria S.p.A. an additional number of ordinary shares equal to (x) $3.2 million divided by the product determined by multiplying (i) 0.8 by (ii) the per share sale price less (y) 800,000 ordinary shares. Sigma Tau Finanziaria S.p.A. owns, directly and indirectly, 100% of the outstanding equity of Defiante and so may be deemed to be the beneficial owner of the outstanding ordinary shares and ADSs held by Defiante and issuable upon exercise of Defiante’s warrants. Mr. Paolo Cavazza and members of his family indirectly own Chaumiere and so may be deemed to beneficially own the ADSs beneficially owned by Chaumiere.

(3)
Based upon information obtained from a Schedule 13D filed with the SEC, as amended. Address is 2 Pickwick Plaza, Suite 450, Greenwich, Connecticut, 06830. Consists of (i) 531,915 ADSs owned by Biomedical Value Fund, L.P., (ii) 212,766 ADSs issuable upon exercise of warrants currently exercisable owned by Biomedical Value Fund, L.P., (iii) 531,915 ADSs owned by Biomedical Offshore Value Fund, Ltd. and (iv) 212,766 ADSs issuable upon exercise of warrants currently exercisable owned by Biomedical Offshore Value Fund, Ltd. Dr. Jay is the senior managing member of Great Point Partners, LLC, which is the investment manager of each of Biomedical Value Fund, L.P. and Biomedical Offshore Value Fund, Ltd. As a result, Dr. Jay has shared voting and investment power with respect to the ADSs owned by Biomedical Value Fund, L.P. and Biomedical Offshore Value Fund, Ltd., and may be deemed to be the beneficial owner of such ADSs. Dr. Jay disclaims beneficial ownership of such ADSs, except to the extent of any pecuniary interest.

(4)
Based upon information obtained from a Schedule 13D filed with the SEC, as amended. Address is 2 Pickwick Plaza, Suite 450, Greenwich, Connecticut, 06830. Consists of (i) 531,915 ADSs owned by Biomedical Value Fund, L.P., (ii) 212,766 ADSs issuable upon exercise of warrants currently exercisable owned by Biomedical Value Fund, L.P., (iii) 531,915 ADSs owned by Biomedical Offshore Value Fund, Ltd. and (iv) 212,766 ADSs issuable upon exercise of warrants currently exercisable owned by Biomedical Offshore Value Fund, Ltd. Great Point is the investment manager of each of Biomedical Value Fund, L.P. and Biomedical Offshore Value Fund, Ltd. As a result, Great Point has shared voting and investment power with respect to the ADSs owned by Biomedical Value Fund, L.P. and Biomedical Offshore Value Fund, Ltd., and may be deemed to be the beneficial owner of such ADSs. Great Point disclaims beneficial ownership of such ADSs, except to the extent of any pecuniary interest.

(5)
Based upon information obtained from a Schedule 13G filed with the SEC, as amended. Address is Via Sudafrica, 20, Rome, Italy 00144. Consists of (i) 800,000 outstanding ordinary shares held by Sigma Tau Finanziaria S.p.A., (ii) 447,171 outstanding ordinary shares and ADSs held by Defiante Farmaceutica L.d.A., (iii) 73,334 ordinary shares issuable upon exercise of warrants currently exercisable held by Defiante and (iv) 87,667 ADSs held by Inverlochy Consultadoria e Servicos LdA. Mr. Claudio Cavazza owns, directly and indirectly, 60% of the outstanding equity of Sigma Tau Finanziaria S.p.A. and so may be deemed to beneficially own the shares beneficially owned by Sigma Tau Finanziaria S.p.A. In connection with a purchase by Sigma Tau Finanziaria S.p.A. of 800,000 ordinary shares from FinSirton in April 2005, FinSirton agreed that, if the per share price in a sale by our shareholders of all of our ordinary shares is less than $5.00 per share, FinSirton will transfer to Sigma Tau Finanziaria S.p.A. an additional number of ordinary shares equal to (x) $3.2 million divided by the product determined by multiplying (i) 0.8 by (ii) the per share sale price less (y) 800,000 ordinary shares. Sigma Tau Finanziaria S.p.A. owns, directly and indirectly, 100% of the outstanding equity of Defiante and so may be deemed to be the beneficial owner of the outstanding ordinary shares and ADSs held by Defiante and issuable upon exercise of Defiante’s warrants. Inverlochy Consultadoria e Servicos, LdA is indirectly wholly-owned by Mr. Claudio Cavazza. By reason of such relationship, Mr. Cavazza may be deemed to beneficially own the ADSs held by Inverlochy Consultadoria e Servicos, LdA.

(6)
Based upon information obtained from a Schedule 13D filed with the SEC, as amended. Address is Via Sudafrica 20, 00144 Roma, Italy. Consists of (i) 800,000 outstanding ordinary shares held by Sigma Tau Finanziaria S.p.A., (ii) 447,171 outstanding ordinary shares and ADSs held by Defiante and (iii) 73,334 ordinary shares issuable upon exercise of warrants currently exercisable held by Defiante. Sigma Tau Finanziaria S.p.A. owns, directly and indirectly, 100% of the outstanding equity of Defiante and so may be deemed to be the beneficial owner of the outstanding ordinary shares and ADSs held by Defiante and issuable upon exercise of Defiante’s warrants. The board of directors of Sigma Tau Finanziaria S.p.A. may be deemed to share voting or dispositive power with Sigma Tau Finanziaria S.p.A. over the ordinary shares in our company that Sigma Tau Finanziaria S.p.A. beneficially owns, and so may be deemed to beneficially own the ordinary shares that Sigma Tau Finanziaria S.p.A. beneficially owns. In connection with a purchase by Sigma Tau Finanziaria S.p.A. of 800,000 ordinary shares from FinSirton in April 2005, FinSirton agreed that, if the per share price in a sale by our shareholders of all of our ordinary shares is less than approximately $5.00 per share, FinSirton will transfer to Sigma Tau Finanziaria S.p.A. an additional number of ordinary shares equal to (x) $3.2 million divided by the product determined by multiplying (i) 0.8 by (ii) the per share sale price less (y) 800,000 ordinary shares.

(7)
Based on information obtained from Schedule 13G filed with the SEC. Address is c/o Millennium Management, L.L.C., 666 Fifth Avenue, New York, New York 10103. Consists of (i) 1,007,419 ADSs held by Millenco, L.L.C. and (ii) 200,000 ADSs held by Millennium Partners L.P. Mr. Eglander is the managing member of Millennium Management, L.L.C., which is the managing partner of Millennium Partners, L.P. and the manager of Millenco, L.L.C. As a result, Mr. Eglander may be deemed to be the beneficial owner of the ADSs held by Millennium Partners, L.P. and Millenco, L.L.C.

(8)
Based on information obtained form a Schedule 13G filed with the SEC. Address is 666 Fifth Avenue, New York, NY 10103. Consists of (i) 1,007,419 ADSs held by Millenco, L.L.C. Millennium Management, L.L.C. is the managing partner of Millennium Partners, L.P. and the manager of Millenco, L.L.C. As a result, Millennium Management, L.L.C. may be deemed to be the beneficial owner of the ADSs held by Millennium Partners, L.P. and Millenco, L.L.C.

(9)	Based on information obtained from Schedule 13G filed with the SEC. Address is c/o Millennium Management, L.L.C., 666 Fifth Avenue, New York, New York 10103.

(10)
Address is c/o Capital Research and Management Company, 333 South Hope Street, Los Angeles, California 90071. Clipperbay & Co. is the nominee name for SMALLCAP World Fund, Inc. Capital Research and Management Company is the investment adviser of SMALLCAP World Fund, Inc. By reason of such relationships, SMALLCAP World Fund Inc. and Capital Research and Management Company may be deemed to share voting and/or dispositive control over the ADSs beneficially owned and offered by Clipperbay & Co. and therefore may be deemed to be beneficial owners of such securities. Capital Research and Management Company disclaims any beneficial ownership of such securities.

(11)
Address is c/o Capital Research and Management Company, 333 South Hope Street, Los Angeles, California 90071. Clipperbay & Co. is the nominee name for SMALLCAP World Fund, Inc. By reason of such relationship, SMALLCAP World Fund Inc. may be deemed to share voting and/or dispositive control over the ADSs beneficially owned and offered by Clipperbay & Co. and therefore may be deemed to be beneficial owners of such securities. Capital Research and Management Company disclaims any beneficial ownership of such securities.

(12)
Address is Capital Research and Management Company, 333 South Hope Street, Los Angeles, California 90071. Clipperbay & Co. is the nominee name for SMALLCAP World Fund, Inc. Capital Research and Management Company is the investment adviser of SMALLCAP World Fund, Inc. By reason of such relationships, Capital Research and Management Company may be deemed to share voting and/or dispositive control over the ADSs beneficially owned and offered by Clipperbay & Co. and therefore may be deemed to be beneficial owners of such securities. Capital Research and Management Company disclaims any beneficial ownership of such securities.

(13)
Based upon information obtained from a Schedule 13D filed with the SEC, as amended. Address is 2 Pickwick Plaza, Suite 450, Greenwich, Connecticut, 06830. Includes 212,766 ADSs issuable upon exercise of warrants currently exercisable.

(14)
Based upon information obtained from a Schedule 13D filed with the SEC, as amended. Address is P.O. Box 1748 GT, Cayman Corporate Centre, 27 Hospital Road, Georgetown, Grand Cayman, Cayman Islands CJ08. Includes 212,766 ADSs issuable upon exercise of warrants currently exercisable.

(15)	Includes 397,234 ordinary shares issuable upon exercise of options currently exercisable and exercisable with 60 days of March 31, 2007.

As of March 31, 2007, there were no record holders of our ordinary shares located in the United States. There were no changes in percentage ownership by holders of 5% or more of our outstanding ordinary shares since January 1, 2004 except for the following.

• FinSirton sold 450,000 of our ordinary shares that it owned to third parties in January 2005 and an additional 800,000 shares in April 2005 to Sigma Tau Finanziaria S.p.A. Mr. Paolo Cavazza and Mr. Claudio Cavazza may be deemed to have acquired the ordinary shares acquired by Sigma Tau Finanziaria S.p.A.

• In connection with our initial public offering in June 2005, Defiante acquired 359,505 ordinary shares upon the exercise of our Series A notes, and Mr. Paolo Cavazza, Mr. Claudio Cavazza and Sigma Tau Finanziaria S.p.A. may be deemed to have acquired such shares.

• All shareholders of our company prior to our initial public offering were substantially diluted by the shares issued in that public offering.

• All shareholders of our company prior to our October 2005 private placement were substantially diluted by the shares issued in that private placement.

• In our October 2005 private placement, Biomedical Value Fund, L.P. acquired 531,915 ordinary shares, Biomedical Offshore Value Fund, Ltd. acquired 531,915 ordinary shares and Chaumiere Consultadoria e Servicos S.A. acquired 152,376 ordinary shares. Dr. Jay may be deemed to have acquired the ordinary shares acquired by Biomedical Value Fund, L.P. and Biomedical Offshore Value Fund, Ltd. Mr. Paolo Cavazza may be deemed to have acquired the ordinary shares acquired by Chaumiere Consultadoria e Servicos S.A.

• All shareholders of our company prior to our June 2006 private placement substantially diluted by the shares issued that private placement.

• In our June 2006 private placement, Clipper Bay & Co. acquired 450,000 ordinary shares. SMALLCAP World Fund, Inc. and Capital Research and Management Company may be deemed to have acquired such ordinary shares.

• All shareholders of our company prior to our February 2007 private placement were substantially diluted by the shares issued in that private placement.

• In our February 2007 private placement, Chaumiere acquired 87,667 ordinary shares, Clipperbay & Co. acquired 300,000 ordinary shares, Defiante acquired 87,666 ordinary shares, Inverlochy acquired 87,667 ordinary shares and Millennium Partners, L.P. acquired 200,000 ordinary shares. Paolo Cavazza maybe deemed to have acquired the ordinary shares acquired by Chaumiere. SMALLCAP World Fund, Inc. and Capital Research and Management Company may be deemed to have acquired the ordinary shares acquired by Clipperbay & Co. Paolo Cavazza, Claudio Cavazza and Sigma Tau Finanziaria S.p.A. may be deemed to have acquired the ordinary shares acquired by Defiante. Claudio Cavazza may be deemed to have acquired the ordinary shares acquired by Inverlochy. Israel A. Englander and Millennium Management, L.L.C. may be deemed to have acquired the ordinary shares acquired by Millennium Partners, L.P.

The holders of 5% or more of our outstanding ordinary shares do not have different voting rights than other holders of our ordinary shares. Dr. Ferro and her family, through their ownership of 100% of the outstanding ordinary shares of FinSirton, effectively control all decisions and actions that must be made or taken by holders of our ordinary shares by virtue of the fact that FinSirton owned approximately 26.4% of our outstanding ordinary shares at March 31, 2007.

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

Registration Rights

Holders of shares issued upon conversion of Series A notes and warrants

We have registered the resale of 502,334 ordinary shares pursuant to an investor rights agreement with the purchasers of our Series A notes and related warrants with respect to the ordinary shares issued upon conversion of the Series A notes and issuable upon exercise of the warrants. The agreement provides that, beginning 270 days after the effective date of the registration statement relating to our initial public offering, the holders of a majority of the ordinary shares that were issued upon conversion of our Series A notes or exercise of our warrants would be entitled to demand that we register their shares for resale under the Securities Act of 1933, as amended. We are not required to effect more than three registrations for these holders under these demand registration rights. These demand rights terminate on June 21, 2008. No more than two of the demand registrations may be effected using a Form F-1 registration statement. The securities registered pursuant to F-1 registrations must have an aggregate offering price of $2.5 million and any short-form or Form F-3 registrations must have an aggregate offering price of $1.0 million.

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

We have registered ADSs representing such ordinary shares, in addition to the ordinary shares themselves. We are generally required to bear all of the expenses of these registrations, except underwriting discounts and selling commissions. Registration of these ADSs results in those ADSs becoming freely tradable without restriction under the Securities Act.

Alexandra Global Master Fund Ltd., Generation Capital Associates and Sigma Tau Finanziaria S.p.A.

We have registered the resale of 1,250,000 ordinary shares pursuant to an investor rights agreement with Alexandra Global Master Fund Ltd. and Generation Capital Associates with respect to an aggregate of 450,000 ADSs held by those parties and with Sigma Tau Finanziaria S.p.A. with respect to 800,000 ordinary shares held by Sigma Tau Finanziaria S.p.A. Each investor rights agreement provides that beginning six months after the effective date of the registration statement relating to our initial public offering, the holders of the majority of the ordinary shares covered by that agreement would be entitled to demand that we register their shares for resale under the Securities Act. These “demand rights” are subject to limitations described in the agreements. We are not required to effect more than two registrations under these demand registration rights pursuant to each agreement. These demand rights terminate on June 21, 2008. The securities registered pursuant to F-1 registrations must have an aggregate offering price of $2.0 million and any short-form or Form F-3 registrations must have an aggregate offering price of $1.0 million.

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

We have registered ADSs representing such ordinary shares in addition to the ordinary shares themselves. We are generally required to bear all of the expenses of these registrations, except underwriting discounts and selling commissions. Registration of these ADSs results in those ADSs becoming freely tradable without restriction under the Securities Act.

Underwriters of our initial public offering

We have registered the resale of 151,200 ordinary shares pursuant to warrants issued to the underwriters of our initial public offering. Each purchase option provides that, beginning one year after the effective date of the registration statement relating to our initial public offering and ending four years after the effective date of the registration statement relating to our initial public offering, the holders of a majority of all of the ordinary shares issuable upon exercise of the purchase options may, on one occasion, demand that we register for resale all or any portion of the purchase options and all of the ordinary shares issuable upon exercise of the purchase options and kept the registration statement effective for at least six consecutive months.

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

We have registered ADSs representing such ordinary shares in addition to the ordinary shares themselves. We are generally required to bear all of the expenses of these registrations, except underwriting discounts and selling commissions. Registration of these ADSs results in those ADSs becoming freely tradable without restriction under the Securities Act.

October 2005 private placement participants

We have registered the resale of 2,264,643 ordinary shares pursuant to a registration rights agreement between us and the purchasers of our ordinary shares and warrants in our October 2005 private placement. We must keep the registration statement effective until all of the securities registered have been sold or may be sold without volume restrictions pursuant to Rule 144(k).

We have registered ADSs representing such ordinary shares in addition to the ordinary shares themselves. We are generally required to bear all of the expenses of these registrations, except underwriting discounts and selling commissions. Registration of these ADSs results in those ADSs becoming freely tradable without restriction under the Securities Act.

June 2006 private placement participants

We have registered the resale of 2,409,971 ordinary shares pursuant to a registration rights agreement between us and the purchasers of our ordinary shares and warrants in our June 2006 private placement. We must keep the registration statement effective until all of the securities registered have been sold or may be sold without volume restrictions pursuant to Rule 144.

We have registered ADSs representing such ordinary shares in addition to the ordinary shares themselves. We are generally required to bear all the expenses of these registrations, except underwriting discounts and selling commissions. Registration of these ADSs results in those ADSs being freely tradable without registration under the Security Act.

February 2007 private placement participants

We have registered the resale of 2,354,000 ordinary shares pursuant to a registration agreement between us and the purchasers of our ordinary shares in our February 2007 private placement. We must keep the registration statement effective until all of the securities registered have been sold or may be sold without volume restrictions pursuant to Rule 144.

We have registered ADSs representing such ordinary shares in addition to the ordinary shares themselves. We are generally required to bear all the expenses of these registrations, except underwriting discounts and selling commissions. Registration of these ADSs results in those ADSs being freely tradable without registration under the Security Act.

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

RELATED PARTY TRANSACTIONS

Other than described below, since January 1, 2006, we have not entered into or proposed to enter into any transaction or loan with any affiliate of ours, any of our directors, executive officers, holders of 10% or more of our ordinary shares, any member of their immediate family or any enterprise over which any such person is able to exercise a significant influence other than our employment agreements with Dr. Laura Ferro, our President and Chief Executive Officer and Gary Gemignani, our Executive Vice-President and Chief Financial Officer.

Control by Dr. Ferro’s Family

Dr. Laura Ferro, who is our Chief Executive Officer and President and one of our directors, and members of her family control FinSirton. As a result, Dr. Ferro and her family indirectly control approximately 26.4% of our outstanding ordinary shares at March 31, 2007.

Agreements with various entities

On January 2, 2006, we entered into a Service Agreement with FinSirton pursuant to which FinSirton supplies us with general management and personnel administration services. This agreement was amended in 2007 and is renewable automatically each year barring cancellation of the agreement, which requires notice one month prior to expiration. Starting from January 2007, we pay FinSirton €975 per employee per year for personnel services and €54 thousand per year for general management services. This agreement allows us to revise the payroll service at €195 per employee per year if we manage internally some of the payroll activities.

On January 2, 2006, we entered into a Service Agreement with Sirton pursuant to which Sirton supplies us with a number of business services including quality control, analytical assistance for research and development, engineering services, general and car rental services, utilities services, and maintenance services. This agreement amended in 2007 and is renewable automatically each year barring cancellation of the agreement, which requires notice one month prior to expiration.

On January 1, 2007, we entered into a Commercial Lease Contract with FinSirton to lease additional space for offices, manufacturing space, laboratories and storage facilities. This agreement expires on December 31, 2013. The area leased is 607 square meters in size. The contract provides for an annual fee of €30 thousand which is updated each year on the basis of variation of the cost of living index.

On January 2, 2006, we entered into a Contract to Supply Active Ingredients with Sirton, pursuant to which we manufacture urokinase, calcium heparin, defibrotide, sulglicotide and glucidamine for Sirton, which Sirton uses to produce specialty pharmaceutical products. Sirton also processes and sells the defibrotide to Crinos. The agreement automatically renews each year unless one party gives written notice of its intent to terminate the agreement at least one month prior to the annual termination date. The prices were as follows: €53 per unit of urokinase, €2.300 per unit of defibrotide for injection, €660 per unit of oral defibrotide, €390 per unit of sulglicotide, and €160 per unit of glucidamine.

Effective December 31, 2006, FinSirton guaranteed Sirton’s payment of its trade payable to us.

Three of the participants in our February 2007 private placement are affiliated with other shareholders, one of our commercial partners and one of our directors:

• Defiante Farmaceutica, L.d.A. purchased 87,666 ordinary shares in the February 2007 private placement. Defiante also converted its Series A notes into 359,505 ordinary shares at the consummation of our initial public offering and holds warrants issued in connection with the Series A notes to purchase 73,334 ordinary shares;

• Chaumiere Consultadoria e Servicos SDC Unipessoal LdA purchased 87,667 ordinary shares in the February 2007 private placement. Chaumiere also purchased which purchased 152,376 ordinary shares and warrants to purchase 60,951 ADSs in our October 2005 private placement; and

• Inverlochy Consultadoria & Servicos LdA purchased 87,667 ordinary shares in the February 2007 private placement.

Each of these investors is an affiliate of Sigma Tau Finanziaria S.p.A., which owns 800,000 ordinary shares. Pursuant to a voting agreement between Sigma-Tau Finanziaria S.p.A. and FinSirton, a designee of Sigma-Tau Finanziaria S.p.A., Marco Codella, was elected to be a member of our board of directors upon consummation of our initial public offering in June 2005. Mr. Codella is the Chief Financial Officer of Sigma Tau Industrie Farmaceutice Reunite S.p.A., which is a wholly-owned subsidiary of Sigma-Tau Finanziaria S.p.A. Each of these three investors is also an affiliate of Sigma-Tau Pharmaceuticals, Inc., which is a party to a License and Supply Agreement with us pursuant to which we have licensed the right to market defibrotide to treat VOD in North America, Central America and South America to Sigma-Tau Pharmaceuticals, Inc. and pursuant to which Sigma-Tau Pharmaceuticals, Inc has agreed to purchase defibrotide for this use from us. This agreement is described in more detail in “Business—Our Strategic Alliances—License and Distribution Agreements.” Sigma-Tau Pharmaceuticals, Inc. also has a right of first refusal to market defibrotide for certain other uses in North America, Central America and South America.

David Kroin, a member of Gentium’s Board of Directors, is the Managing Director of Great Point Partners, LLC. Great Point Partners LLC is the investment manager of Biomedical Value Fund, LP and Biomedical Offshore Value Fund Ltd., each of which beneficially owns more than 5% of our outstanding ordinary shares at March 31, 2007. Mr. Kroin was elected to Gentium’s board of directors pursuant to a voting agreement among the participants in the October 2005 private placement and FinSirton, Gentium’s largest shareholder.

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

Trading in our ADSs on the Nasdaq Global Market System commenced on May 16, 2006. Prior to this date, our ADSs were traded on the American Stock Exchange, beginning June 16, 2005 and ending on May 15, 2006, the date we de-listed. The following table sets forth, for each of the periods indicated, the high and low closing prices per ADS as reported by the American Stock Exchange and Nasdaq, as applicable.

	Price Range of ADSs
	High	Low
2005
Second Quarter (beginning June 16, 2005)	$9.10	$8.77
Third Quarter	$8.99	$6.92
Fourth Quarter	$8.68	$7.05
2006
First Quarter	$13.25	$7.85
Second Quarter	$19.76	$12.17
Third Quarter	$15.49	$12.95
Fourth Quarter	$22.74	$17.01
Full Year	$22.74	$7.85
2007
First Quarter	$22.44	$17.00
Month Ended
October 31, 2006	$14.29	$13.64
November 30, 2006	$17.01	$14.25
December 31, 2006	$22.74	$17.01
January 31, 2007	$21.85	$17.00
February 28, 2007	$22.44	$20.51
March 31, 2007	$21.66	$18.83
April 30, 2007 (through April 27, 2007	$20.25	$18.71

The closing price of the ADSs on Nasdaq on April 27, 2007 was $18.71.

Sources: American Stock Exchange and the Nasdaq Stock Market

PLAN OF DISTRIBUTION

Not applicable.

MARKETS

Our ADSs are listed on The Nasdaq Global Market under the symbol “GENT.” Neither our ordinary shares nor our ADSs are listed on a securities exchange outside the United States.

SELLING SHAREHOLDERS

Not applicable.

DILUTION

Not applicable.

EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

SHARE CAPITAL

Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION
Bylaws

The following is a summary of certain information concerning our ordinary shares and by-laws (Statuto) and of the Italian law provisions applicable to companies whose shares are not listed in a regulated market in the European Union, as in effect at the date of this annual report. The summary contains all the information that we consider to be material regarding the shares but does not purport to be complete and is qualified in its entirety by reference to our by-laws or Italian law, as the case may be.

Under Italian law, most of the procedures regulating our company other than those provided for under, including certain rights of shareholders, are contained in our bylaws as opposed to our articles of association. Amendments to our bylaws requires approval at an extraordinary meeting of shareholders, as described below.

In January 2003, the Italian government approved a wide-ranging reform of the corporate law provisions of the Italian Civil Code, which came into force on January 1, 2004. On September 30, 2004, our shareholders approved a number of amendments to our by-laws dictated or made possible by the 2003 corporate law reform. Our bylaws were also amended on April 28, 2005, November 29, 2005, April 28, 2006 and April 27, 2007. The following summary takes into account the 2003 corporate law reform and the consequent amendments to our by-laws.

General

As of March 31, 2007, our issued and outstanding share capital consisted of 14,191,294 ordinary shares, par value €1 per share. The Euro currency was adopted in Italy on January 1, 1999. The redenomination of the ordinary shares from Italian Lira into Euro was approved by our shareholders on December 27, 2000. All the issued and outstanding shares are fully paid, non-assessable and in registered form.

We are registered with the Companies’ Registry of Como. Our registered offices are located in Piazza XX Settembre n. 2, Comune di Villa Guardia, frazione Civello, Como, Italy, registration number 02098100130.

Our corporate purpose is the manufacturing, on behalf of our company and third parties, and marketing in both Italy and other countries, of pharmaceutical preparations, pharmaceutical products, raw materials for pharmaceutical and parapharmaceutical use and in general all and any products sold by pharmacies or for hospital use, excluding in all cases the retail sale in Italy of pharmaceutical preparations and products, medical articles and clinical apparatuses in general and organic and inorganic products that may be used in agrotechnical and/or zootechnical fields. We may also prepare and organize for our own account or on behalf of third parties the documentation required for obtaining authorizations for marketing pharmaceutical products in compliance with the regulations in force in the countries of destination and be the holders of those authorizations. We may grant and/or transfer licenses to Italian and foreign enterprises or corporate bodies or acquire licenses for ourselves or third parties. For each product contemplated by our corporate purposes, we may carry out research programs in general and in particular technological, chemical, pharmacotoxicological and clinical research programs in the hospital and pharmaceutical field. We are generally authorized to take any commercial transactions necessary or useful to achieve our corporate purpose, with the exclusion of investment services and other financial or professional activities reserved by Italian law to authorized entities.

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

• up to 1,560,000 ordinary shares available for grant under our share option plans;

• up to 1,335,000 ordinary shares upon the conversion of the Series A senior convertible promissory notes;

• up to 881,100 ordinary shares upon the exercise of the warrants; and

• 4,554,000 ordinary shares, including the shares underlying the ADSs in our initial public offering (including ordinary shares underlying the underwriters’ purchase option and the over-allotment option).

The authorization for the ordinary shares authorized at this meeting is valid until September 30, 2009, other than the 1,560,000 shares available for grant under our Amended and Restated and 2004 Equity Incentive Plan and our Amended and Restated Nonstatutory Plan and Agreement, whose authorization is valid until September 30, 2019, and except that 1,353,297 of these ordinary shares were authorized for issuance in connection with our issuance of the Series A notes and related warrants, but were not actually issued, and so become unauthorized and unissuable under Italian law.

On November 29, 2005, after a recommendation by our board of directors, our shareholders approved a capital increase of 713,518 ordinary shares to be reserved for issuance upon exercise of the warrants we issued to the participants in our October 2005 private placement and the placement agent for that private placement.

On April 28, 2006, after a recommendation by our board of directors, our shareholders approved an amendment to our bylaws that provides that our board of directors be granted, pursuant to articles 2443 and 2420-ter of the Italian Civil Code, with the power to (i) increase the capital of our company in cash, up to €90 million of par value, in one or more transactions, and to reserve all or part of such amount for the exercise of warrants issued by means of the same resolution of our board of directors providing for the relevant capital increase; (ii) issue convertible bonds (including subordinated) and increase the capital of our company, in one or more transactions, up to €10 million of par value, through the issuance of ordinary shares reserved for the conversion of such convertible bonds, and to reserve all or part of such convertible bonds for issuance upon the exercise of warrants issued by means of the same resolution of our board of directors providing for issuance of the convertible bonds; and (iii) in each case, exclude or limit the option right of our shareholders if our board of directors determines that exclusion or limitation to be in the interest of our company.

On May 31, 2006, pursuant to the powers granted by the shareholders’ meeting dated April 28, 2006, our board of directors resolved upon a capital increase of 466,446 ordinary shares to be reserved for issuance upon exercise of warrants. On December 15, 2006, pursuant to the powers granted by the shareholders’ meeting dated April 28, 2006, our board of directors resolved upon a capital increase of 151,200 ordinary shares to be reserved for issuance upon exercise of warrants.

On February 6, 2007, pursuant to the powers granted by the shareholders’ meeting dated April 28, 2006, our board of directors resolved upon a capital increase of 2,354,000 ordinary shares to be subscribed within March 9, 2007, by “strategic investors.”

On April 27, 2007, after a recommendation by our board of directors, our shareholders approved a capital increase relating to 1,000,000 ordinary shares to be reserved for issuance pursuant to exercise of options available for grant under our 2007 Stock Option Plan.

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

There are no limitations on the right to own or vote our ordinary shares, including by non-Italian residents or foreign residents. However, owners of our ordinary shares must establish an account with a Monte Titoli participant. Owners of ADSs representing our ordinary shares are subject to certain limitations as to their rights as explained in our risk factors entitled, “Risks Relating to Being an Italian Corporation - You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote,” “- You may not be able to participate in rights offerings and may experience dilution of your holdings as a result” and “- You may be subject to limitations on transfer of your ADSs.” There are no provisions in our articles of association or bylaws that would have an effect of delaying, deferring or preventing a change of control of our company and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company. There are no provisions in our bylaws governing the ownership threshold above which shareholder ownership must be disclosed. There are no provisions discriminating against any existing or prospective holder of our ordinary shares as a result of such shareholder owning a substantial number of our shares. There are no sinking fund provisions or provisions providing for liability for further capital calls by our company.

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

Board of directors

Pursuant to our by-laws, our board of directors must consist of between three and eleven individuals. Our board of directors is elected at an ordinary shareholders’ meeting and the members stay in their office for no longer than one year. Our directors, who may but are not required to be shareholders, may be re-elected. Directors do not stand for reelection at staggered intervals. Cumulative voting rights are not permitted or required. There are no provisions in our articles of association or bylaws regarding retirement or non-retirement of our directors under an age limit requirement.

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

Meetings of our board of directors are called three days in advance or, in case of necessity, one day in advance to each director and each statutory auditor. Statutory auditors are normally required to attend our board meetings, but if a meeting has been duly called, the board can validly take action at the meeting even if the board of statutory auditors do not attend. If the meeting has not been duly called, the meeting is nevertheless validly constituted if all of the directors in office and all of the statutory auditors are present. The chairman may call meetings on his own initiative and meetings must be called upon the request of two directors.

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

Our Compensation Committee recommends the compensation of our directors to our shareholders and our board of directors. Under Italian law, our shareholders determine the compensation of our directors relating to basic board service, such as annual fees for serving on the board and fees for attending board meetings. Our board of directors, after consultation with our board of statutory auditors, may determine the remuneration of directors that serve on the various board committees and/or perform management or other special services for us, such as managing directors. Our directors are entitled to reimbursement for expenses reasonably incurred in connection with their service as directors, such as expenses incurred in travel to attend board meetings. Our articles of association and bylaws do not contain any provisions with respect to borrowing powers exercisable by our directors.

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

On April 27, 2007, our shareholders appointed Reconta Ernst & Young S.p.A., with offices in Italy, as our external U.S. GAAP auditors for fiscal year 2007, and as our external Italian GAAP auditors for fiscal years 2007 - 2009.

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

Shareholders may appoint proxies by delivering in writing an appropriate instrument of appointment to us. Our directors, auditors and employees may not be proxies. Italian law provides that any one proxy cannot represent more than 20 shareholders prior to the company “making recourse to the risk capital market.” Italian scholars are undecided as to whether listing shares on an exchange outside of Italy constitutes “making recourse to the risk capital market.” If we are deemed to make recourse to the risk capital market by means of listing ADSs representing our ordinary shares on the Nasdaq Global Market System, any one proxy cannot represent more than 50 shareholders if the aggregate par value of our ordinary shares is €5 million or less or more than 100 shareholders if the aggregate par value of our ordinary shares is more than €5 million but less than or equal to €25 million. If the aggregate par value of our ordinary shares is more than €25 million, any one proxy cannot represent more than 200 shareholders. At December 31, 2006, we had 11,773,613 shares outstanding, the aggregate par value of which is €11,773,613, and so if we are deemed to make recourse to the risk capital market, each proxy may not represent more than 100 shareholders.

Preemptive rights

Pursuant to Italian law, holders of outstanding ordinary shares and convertible debentures are entitled to subscribe for issuance of ordinary shares or convertible debentures in proportion to their holdings at the time that the shareholders authorize the capital increase for those issuances, unless those issuances are for non-cash considerations. The preemptive rights may be waived or limited by shareholders’ resolution adopted by the affirmative vote of holders of more than 50 percent of the ordinary shares at an extraordinary meeting of shareholders, or by a board of directors if the bylaws delegate such power to the board of directors, and such waiver or limitation is in the interest of the company. There can be no assurance that the holders of ADSs may be able to exercise fully any preemptive rights to which our holders of ordinary shares may be entitled. If ADS holders are not able to exercise their preemptive rights, the depositary will, to the extent possible, dispose of such rights for their account.

FinSirton waived its preemptive right in connection with the authorization of our private placement of the Series A notes and warrants, the issuance of options under our Amended and Restated 2004 Equity Incentive Plan and Amended and Restated Nonstatutory Share Option Plan and Agreement and the issuance of 4,554,000 additional ordinary shares, which includes the shares underlying the ADSs offered in our initial public offering and the shares issued in our October 2005 private placement. Our shareholders waived their preemptive rights in connection with the authorization of 713,518 ordinary shares to be reserved for issuance upon exercise of the warrants we issued to the participants in our October 2005 private placement and the placement agent for that private placement.

Our board of directors waived the shareholders’ pre-emptive rights in connection with the authorization of 1,943,525 ordinary shares and 466,446 ordinary shares to be reserved for issuance of the warrants we issued to the participants in our June 2006 private placement. Our board of directors also waived the shareholders’ pre-emptive rights in connection with the authorization of 2,354,000 ordinary shares we issued to the participants in our February 2007 private placement. Our shareholders waived their pre-emptive rights in connection with the authorization of 1,000,000 ordinary shares to be reserved for issuance upon exercise of options available for grant under our 2007 Stock Option Plan.

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

Liquidation rights

Pursuant to Italian law and subject to the satisfaction of the claims of all creditors, our shareholders are entitled to a distribution in liquidation that is equal to the par value of their shares (to the extent available out of our net assets). Preferred shareholders and holders of “participating certificates” typically do not participate in the distribution of assets of a dissolved corporation beyond their established contractual preferences. Once the rights of preferred shareholders and holders of participating certificates and the claims of all creditors have been fully satisfied, holders of ordinary shares are entitled to the distribution of any remaining assets.

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

Limitation of Liability and Indemnification Matters

Insofar as indemnification for liabilities arising under Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or persons controlling our company under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The Nasdaq Global Market

Our ADSs are listed on The Nasdaq Global Market under the trading symbol “GENT.”

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

Comparison of our Corporate Governance Procedures with Nasdaq’s Corporate Governance Requirements

The Nasdaq Marketplace Rules set forth the corporate governance requirements of companies listed on The Nasdaq Stock Market. Subsection (a)(1) of Marketplace Rule 4350 provides that a foreign private issuer may follow its home country practices in lieu of the corporate governance requirements of The Nasdaq Stock Market, under certain circumstances. Pursuant to this Marketplace Rule 4350(a)(1), we follow Italian practices in lieu of four of The Nasdaq Stock Market’s corporate governance requirements pertaining to: (1) quorum requirements, (2) our audit committee, (3) distribution of an annual report and (4) solicitation of proxies and provision of proxy statements for shareholder’s meetings.

Quorum requirements.

The Nasdaq Stock Market: Marketplace Rule 4350(f) sets forth The Nasdaq Stock Market’s quorum requirement for shareholder meetings, stating that “in no case shall such quorum be less than 33 1/3% of the outstanding shares of the company’s common voting stock.”

Italian practices: In accordance with Italian law, our shareholders are entitled to attend and vote at regular and special shareholders’ meetings. Shareholders are notified of two meeting dates for a regular or special shareholders’ meeting (first and second “calls”). The quorum for a regular meeting of shareholders on the first call is 50% of the outstanding ordinary shares, while on a second call there is no quorum requirement. The quorum for a special meeting of shareholders is a majority of the outstanding ordinary shares on the first call and more than one-third of the outstanding shares on a second call.

Audit committee.

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

Italian practices: Under Italian law, our shareholders, not the audit committee, must be the party that appoints, terminates and determines the compensation for our independent accountants, although our audit committee does make recommendations on such matters to our board of directors, which in turn makes recommendations to our shareholders. As a result, our audit committee is not able to perform all of the duties required by Rule 10A-3 of the Securities Exchange Act of 1934, as amended. Our audit committee directly oversees our independent accountants, including the resolution of disagreements between management and the independent accountants. Under Italian law, our board of statutory auditors also oversees our independent accountants with respect to our Italian GAAP financial statements. Rule 10A-3 provides that foreign private issuers with a board of statutory auditors established in accordance with local law or listing requirements and meeting specified requirements with regard to independence and responsibilities (including the performance of most of the specific tasks assigned to audit committees by the rule, to the extent prohibited by local law) (“Statutory Auditor Requirements”) are exempt from the audit committee requirements established by the rule. Our board of directors has determined that, because of the existence and nature of our board of statutory auditors, together with the performance of other duties under Rule 10A-3 by our shareholders and the performance of the remaining duties by our audit committee, we either satisfy Rule 10A-3 or qualify for an exemption provided by Rule 10A-3 from the audit committee requirements of Rule 10A-3.

Annual Reports

The Nasdaq Stock Market: Marketplace Rule 4350(b)(1)(A) requires issuers to distribute to shareholders and Nasdaq an annual report containing audited financial statements a reasonable period time prior to the issuer’s annual meeting of shareholders.

Italian practices: Italian practice is to file the issuer’s Italian GAAP financial statements with its local Italian Register of Enterprises (similar to a state secretary of state in the United States) at least 15 days prior to the shareholder’s meeting. We also intend to post such financial statements on our website at such time.

Proxy Solicitation and Proxy Statements

The Nasdaq Stock Market: Marketplace Rule 4350(g) requires issuers to solicit proxy statements for all meetings of shareholders and to provide copies of such proxy solicitation to Nasdaq.

Italian Practice: As a foreign private issuer, we are exempt from the proxy rules of the Securities Exchange Act of 1934, as amended. We do not solicit proxies from holders of our ordinary shares, nor are we required to do so under Italian law. Our depositary, the Bank of New York, does solicit proxies from ADS holders for instructions on how to vote its ordinary shares at our shareholder meetings. The Bank of New York also delivers reports from our board of directors regarding the agenda items for the shareholder meetings to the ADS holders. We file these board reports, the Bank of New York’s proxy card and any related items with the SEC on Form 6-K.

MATERIAL CONTRACTS

The contracts described below have been entered into by our company since January 1, 2004 and, as of the date of this report, contain provisions under which we have an obligation or right which is or may be material to us. This discussion is not complete and should be read in conjunction with the agreements described below, each of which has been filed with the SEC as an exhibit to this annual report.

License and Distribution Agreements

On June 14, 2005, we entered into a letter agreement amending the terms of our December 7, 2001 License and Supply Agreement with Sigma Tau Pharmaceuticals, Inc., which expanded the territory in which we licensed to Sigma Tau Pharmaceuticals, Inc. the right to market defibrotide to treat VOD from the United States to North America, Central America and South America and revised certain of the provisions relating to Sigma Tau’s right of first refusal to market certain additional products.

On January 2, 2006 we entered into a Contract to Supply Active Ingredients with Sirton, pursuant to which we manufacture urokinase, calcium heparin, defibrotide, sulglicotide and glucidamine for Sirton, which Sirton uses to produce specialty pharmaceutical products. Sirton also processes and sells the defibrotide to Crinos. The agreement automatically renews each year unless one party gives written notice of its intent to terminate the agreement at least one month prior to the annual termination date. The prices are as follows: €53 per unit of urokinase, €2.300 per unit of defibrotide for injection, €660 per unit of oral defibrotide, €390 per unit of sulglicotide, and €160 per unit of glucidamine. In 2006, product revenues from sales of active pharmaceuticals ingredients to Sirton amounted to €3,754 thousand.

On December 28, 2006, we entered into a Master Agreement with Crinos S.p.A. whereby we agreed to acquire the Italian marketing authorizations for defibrotide, as well as certain other related assets, including trademarks, for €16 million and other consideration. We paid €4 million of the purchase price to Crinos on December 28, 2006 and paid €4 million into escrow at the same time. The escrowed sums will be released to Crinos after the official publication of the transfer of the marketing authorizations by Italian regulators, which happened in April 2007. We agreed to pay another €4 million to Crinos no later than December 31, 2007, and the final €4 million to Crinos no later than December 31, 2008. Crinos agreed to transfer the trademarks to us at the time of the final payment. Crinos granted us licenses to use the trademarks until such time. If the Italian regulators do not publicize the transfer of the marketing authorizations by December 31, 2007, the escrowed funds will be released to us, we will have no obligation to pay the second or third installments and the transfer of the marketing authorizations and the trademarks will not be effected. Crinos also agreed to stop distributing the injectable formulation of defibrotide starting on December 28, 2008, and the oral formulation of defibrotide starting on December 31, 2008. Crinos agreed to irrevocably waive and terminate its right of first refusal to market future therapeutic indications for defibrotide in the European market that was set forth in our License Agreement dated May 17, 2002 with Crinos. In return, we agreed to pay Crinos a 1.5% royalty on net sales of defibrotide for the treatment and prevention of VOD in Europe for seven years, starting with the official launch date of treatment or prevention (whichever is first) of VOD in Germany, France, Italy, the United Kingdom or Spain (whichever country such product is first launched).

We also entered into a Distribution and Promotion dated December 28, 2006 with Crinos as part of the same transaction, whereby we agreed to sell the oral formulation of defibrotide to Crinos, and allow Crinos to distribute such oral formulation, until December 31, 2008, with certain exceptions for sales to hospitals and otherwise as required by Italian law. Crinos agreed to pay us €6.70 per container of 21 capsules of the oral formulation of defibrotide and €0.84 per sample container of 4 capsules.

Clinical Trial Agreements

On February 26, 2004, we entered into a Trial Agreement with the European Blood and Marrow Transplantation Group. Under this agreement, the European Blood and Marrow Transplantation Group is conducting a clinical trial of defibrotide to prevent VOD in children after stem cell transplants. We agreed to share in the costs of the trial of up to €476 thousand. We can terminate the clinical trial and the contract prior to completion of the clinical trial, but we would have to make pro-rata payments to the European Blood and Marrow Transplantation Group based on then enrolled eligible patients.

Effective October 24, 2005, we entered into a Services Agreement with MDS Pharma Services SpA, an Italian research organization. Under this agreement, MDS will manage the clinical and regulatory aspects of a portion of our Phase II/III clinical trial of defibrotide to prevent VOD in children that we are co-sponsoring with the European Blood and Marrow Transplantation Group. The agreement expires upon the earlier of 48 months after the effective date or completion of the services. We incurred cost for €192 thousand, under this agreement, for services provided in 2006.

In February 2006, we entered into Consulting Agreements with KKS-UKT, GmbH, a German clinical research organization. Under these agreements, KKS provided us with clinical and regulatory consulting services, including regarding our Phase II/III clinical trial of defibrotide to prevent VOD in children that we are co-sponsoring with the European Blood and Marrow Transplantation Group. KKS provides estimated project budgets to us to determine the manner in which the services will be performed. In 2006, we incurred cost for an aggregate of €40 thousand under this agreement.

On March 19, 2004 we entered into a General Consulting Agreement with Bradstreet Clinical Research & Associates, Inc., a New Jersey-based clinical research organization. Under this agreement, Bradstreet provides us with clinical and regulatory consulting services, including regarding our current Phase III clinical trial of defibrotide to treat VOD with multiple organ failure in the United States. Bradstreet provides estimated project budgets to us to determine the manner in which the services are to be provided and the number of hours required to provide the services. We pay Bradstreet on an hourly basis after Bradstreet presents us with monthly invoices and corresponding timesheets. Bradstreet is also entitled to reimbursement of its reasonable and customary expenses, including travel expenses. In 2006, we incurred cost for an aggregate of approximately $1.109 million. The agreement is effective for an indefinite period of time, but either party may terminate the agreement by giving 60 days’ notice to the other party.

In 2006 and 2007, we entered into a series of letter agreements with MDS Pharma Services (US), Inc. Under these agreements, MDS Pharma provides us with clinical and regulatory consulting services, including with respect to current Phase III clinical trial of defibrotide to treat VOD with multiple organ failure in the United States and the related historical arm control trial. The letter agreements estimate payments of $7.326 million by us to MDS Pharma. In 2006, we incurred cost for an aggregate of $438 thousand under these agreements.

Loan Agreements

On July 9, 2004, we entered into a Loan Agreement with Cassa di Risparmio di Parma e Piacenza for a loan in the approximate amount of €487 thousand. The loan was obtained pursuant to Law No. 1329 of 28 November 1965 (Legge Sabatini), a law that facilitates the purchase and the lease of new production equipment. The loan is secured by a lien on our equipment and machinery. On August 4, 2004, we entered into a second Loan Agreement with Cassa di Risparmio di Parma e Piacenza for a loan in the amount of €388 thousand under the same terms and conditions. At December 31, 2006, the aggregate amount outstanding under these two loans was €481 thousand.

On April 20, 2006, we entered into a Financing Contract with Banca Intesa Medicredito S.p.A. providing for a five year financing facility of up to €1 million to finance our purchase and installation of two reactors in our manufacturing facility. The facility has a five-year term and bears interest at the three-month Euribor rate plus 1.7%. It is secured by Banca Intesa debt securities in the aggregate amount of €525 thousand that we purchased and which expire on May 10, 2011. We make installment payments on the facility of €131 thousand every six months until its final maturity in April 2011. At December 31, 2006, the aggregate amount outstanding under this facility was € 1.0 million.

On June 14, 2006, we entered into a Loan Agreement with Banca Nazionale Del Lavoro S.p.A. for a loan in the amount of €2.8 million. The loan is secured by a mortgage on certain of our land and buildings. It bears interest at the six month Euribor rate plus 1.00%, the principal of which will be repaid in 14 installments, every six months, starting from December 27, 2007 until final maturity in 2014 and the interest on which will be paid every six months starting from June 27, 2006. At December 31, 2006, the amount outstanding under this loan was €2.8 million.

On June 30, 2006, we obtained a loan in the amount of €750 thousand from San Paolo IMI S.p.A. for the acquisition and installation of manufacturing equipment. The loan bears interest at the three month Euribor rate plus 1.20%. Beginning on June 15, 2008, the rate will be decreased to 1.02% if we complete our investment activities by January 21, 2007. The loan is payable in thirteen quarterly installments of approximately €58 beginnings on June 15, 2008 through June 15, 2011. Interest is due quarterly beginning on September 15, 2006. The agreement requires us to maintain a minimum level of net shareholders’ equity determined in accordance with Italian generally accepted accounting principles.

On December 20, 2006, we entered into three Loan Agreements with Banca Intesa S.p.A. The first of these was for a loan in the amount of €230 thousand for a term of 60 months, maturing on December 31, 2006. Principal and interest are due in 20 quarterly installments beginning on March 31, 2007. It bears interested at the three month Euribor rate plus 1%. At December 31, 2006, the amount outstanding under this loan was €230 thousand.

The second Loan Agreement was for a loan in the amount of €500 thousand for a term of 60 months, maturing on December 31, 2011. Principal and interest are due in 60 monthly installments beginning on January 31, 2006. It bears interest at the three month Euribor rate plus 1%. At December 31, 2006, the amount outstanding under this loan was €500 thousand.

The third Loan Agreement was for a loan in the amount of €225 thousand for a term of 57 months (after a technical preamortization period from December 20, 2006 to March 15, 2007) maturing on December 15, 2011. It must be used with six months for investments in the innovation of products and/or production processes or to buy manufacturing equipment. Principal and interest payments are due in quarterly installments starting on June 15, 2007. It bears interest at the three month Euribor rate plus 0.8%. At December 31, 2006, the amount outstanding under this loan was €225 thousand.

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

In particular, this summary deals only with US holders who will hold their ADSs as a capital asset and does not address the tax treatment of a US holder (i) who owns ADSs representing 10% or more of our voting shares (either directly or through attribution); (ii) who holds ADSs in connection with a permanent establishment or fixed base of business located in Italy; (iii) who holds ADSs in the ordinary course or as an integral part of the holder’s trade or business or as part of a hedging, straddle, integrated or conversion transaction; (iv) who is subject to special treatment under the US income tax laws (such as securities dealers, brokers, traders that elect to mark to market, insurance companies, banks, tax-exempt organizations, partnerships and other pass-through entities); (v) whose functional currency is not the US dollar; or (vi) who is a resident of Italy for purposes of Italian domestic law or the Income Tax Convention, as defined below, or acts through an Italian permanent establishment or fixed base to which the ADSs are connected. In addition, the following discussion does not address any aspect of state, local or non-US tax laws (other than certain Italian tax laws) or any alternative minimum tax consequences.

The summary is based upon tax laws of the United States and the Republic of Italy and on the provisions of the income tax convention between the United States and Italy (the “Income Tax Convention”) in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). We will not update this summary to reflect changes in laws and if such a change occurs, this summary could become inaccurate. In this regard, a new tax treaty to replace the current income tax convention was signed on August 25, 1999, but has not yet been ratified. This new treaty, if ratified, would not change significantly the provisions of the Income Tax Convention that are discussed below. For purposes of these laws and income tax conventions, beneficial owners of ADRs representing ADSs should be treated as the beneficial owners of the ordinary shares represented by the ADSs. Prospective purchasers of the ADSs are advised to consult their own tax advisors as to the tax consequences of the purchase, ownership and disposition of the ADSs including, in particular, state and local tax consequences.

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

It is expected that the Italian Government may in the future be authorized by the Italian Parliament to implement a general reform of the tax regime applicable to financial income.

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

Income Tax on Capital Gains.  Under Italian law, capital gains realized by a person who is not a resident of Italy (not having a permanent establishment or fixed base in Italy to which the ADSs are connected) on the disposal of a “qualified” shareholding contribute to determine the overall taxable income for income tax purposes, to the extent of forty percent (40%) of the overall gain. Losses can be offset against taxable gains for a corresponding amount and, if in excess, can be carried forward up to four years. A “qualified” shareholding is defined as ordinary shares and/or rights (including ADSs) that represent more than 20% of share capital voting in the ordinary shareholders’ meeting or 25% of a company’s total share capital. A “disposal” of a qualified shareholding occurs if, in any 12-month period following the date when a shareholding meets one of the thresholds illustrated above, a shareholder disposes of shares or ADSs that, individually or in the aggregate, constitute a “qualified” shareholding. The taxable gain realized by (i) an individual shareholder who is not a resident of Italy would be subject to progressive personal income tax rates presently ranging from 23% 43%; (ii) a corporate shareholder who is not a resident of Italy would be subject to corporate income tax, currently levied at a rate of 33%.

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

Estate and Gift Tax. Inheritance and gift taxes, abolished in 2001, have been re-introduced in the Italian system by Law Decree No. 262 of 3 October 2006 (converted into law, with amendments, by Law No. 286 of 24 November 2006), as amended. Such taxes will apply on the overall net value of the relevant assets, at the following rates, depending on the relationship between the testate (or donor) and the beneficiary (or donee): (a) 4%, if the beneficiary (or donee) is the spouse or a direct ascendant or descendant (such rate only applying on the net asset value exceeding, for each person, €1 million); (b) 6%, if the beneficiary (or donee) is a brother or sister (such rate only applying on the net asset value exceeding, for each person, €100,000); (c) 6% if the beneficiary (or donee) is another relative within the fourth degree or a direct relative-in-law as well an indirect relative-in-law within the third degree; and (d) 8% if the beneficiary is a person, other those mentioned other (a), (b) and (c), above. In case the beneficiary has a serious disability recognized pursuant to applicable law, inheritance and gift taxes will apply on its portion of the net asset value exceeding €1.5 million.

Transfer tax.   An Italian transfer tax is normally payable on the transfer of ADSs in an Italian company. The transfer tax is currently payable at the following rates:

• €0.072 per €51.56, or portion thereof, of the price at which ADSs are transferred when the transfer is made between private parties or through an intermediary other than those mentioned below;

• €0.0258 per €51.65, or portion thereof, of the price at which ADSs are transferred when the transfer is made between a bank, investment services company or currency dealer and other persons set forth in Legislative Decree No. 58 of February 24, 1998, and a private party, or between private parties through the intervention of one of these intermediaries; or

• €0.0062 per €51.65, or portion thereof, of the price at which ADSs are transferred when the transfer is made between the intermediaries discussed above.

The transfer tax will not be payable, however, with respect to any transfer of ADSs concluded non-Italian residents and one of the intermediaries discussed above.

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

In addition, if we were to be classified as a PFIC, US holders would not qualify for the benefit of the reduced US federal tax rate applicable to certain dividends received by individuals through the end of 2008, as described above in “United States Taxation of US Holders—Taxation of Distributions Made on the ADSs.”

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

As of December 31, 2006, substantially all of our cash and cash equivalents were held in accounts at financial institutions located in the Republic of Italy and the United States that we believe are of acceptable credit quality. We use interest rate swaps on our floating rate mortgage debt to hedge the risk of rising rates. We do not believe we are exposed to material risks due to changes in interest rates, although our future interest income may fluctuate in line with changes in interest rates. The risk associated with fluctuating interest rates is principally confined to our cash deposits in banks and our floating rate debt (to the extent we are not protected by interest rate hedges) and, therefore, we believe that our current exposure to interest rate risk is minimal.

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARRANGEMENTS AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On June 21, 2005, the Company completed an initial public offering of 2,400,000 ordinary shares, at a price of $9.00 per ordinary share.

In July 2005, we issued 300,000 additional ordinary shares through an exercise by the underwriters of their over allotment option, generating aggregate gross proceeds (with the initial 2,4000,000 ordinary shares) of $24.3 million.

Our net proceeds were $20.612 million, or €16.201 million. In 2005, we used €12.731 million of these net proceeds. In 2006, we used the remaining net proceeds as follows:

(in thousands)
Research and development of defibrotide to treat and prevent VOD through Phase III clinical trials	2,731
Hire personnel to expand operations and decrease reliance on affiliates	400
Working capital and general corporate purposes	339

€3,470

ITEM 15.  CONTROLS AND PROCEDURES

(a) We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by Rule 13a-15(b) of the Exchange Act, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report was carried out under the supervision and with the participation of our management, including our chief executive officer and chief financial officer. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level.

(b) Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

In our Form 20-F for the year ended December 31, 2005, we identified in our risk factors a material weakness in our internal controls over financial reporting. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, we believe that, as of December 31, 2006, our internal control over financial reporting is effective based on those criteria, and that the material weakness reported for the year ended December 31, 2005 was remedied during the year ended December 31, 2006.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to the temporary rules of the SEC that permit us to provide only management’s report in this annual report.

(c) There has not been any change in our internal control over financial reporting identified in the evaluation required by Rule 13a-15 or Rule 15d-15 of the Exchange Act that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

We have both a Board of Statutory Auditors and an Audit Committee. Our board of directors has determined that Gigliola Bertoglio and Malcolm Sweeney each qualifies as an “audit committee financial expert” within the meaning of this Item 16A.

Ms. Bertoglio has served as one of our directors since December 2004. Her current term as a director expires on the date of the ordinary shareholders’ meeting approving our 2007 Italian GAAP financial statements, which would normally be held in April 2008. Ms. Bertoglio has been a self-employed consultant since January 2003. From 1970 through 2002 she was employed by Reconta Ernst & Young (the Italian affiliate of Ernst & Young LLP) and its predecessors and was an audit partner beginning in 1977. From 1998 until leaving the firm, she was responsible for the firm’s Capital Market Group in Italy. From 1989 to 1998, she was responsible for directing the firm’s Professional Standards Group and member of the Accounting and Auditing Standards Group of Ernst & Young International and as a coordinating audit partner on clients with international operations. From 1977 to 1989, Ms. Bertoglio was a partner of the Italian firm of Arthur Young & Co. (the predecessor to Ernst & Young) where she was responsible for directing the firm’s Professional Standards Group and serving in an advisory role to the Accounting and Auditing Standards Group of Arthur Young International and as a coordinating audit partner on clients with international operations. From 1970 to 1977, she was an Audit Manager (1970 to 1974) and an Audit Principal (1975 to 1977) with the Italian firm of Arthur Young & Co. in its Rome and Milan offices. Prior to 1970, Ms. Bertoglio was employed in the New York offices of Horwath & Horwath and LKH&H, both of which were public accounting firms. She earned a degree in Public Accounting from New York University and a Diploma in Accounting from Economics Institution in Biella, Italy. She was a Certified Public Accountant (active license to August 31, 2002, inactive after that) in the United States and included in the Register of Authorized Auditors of Consob, the Italian Stock Exchanges regulatory agency of public companies.

Mr. Sweeney has served as one of our directors since April 2007. His current term expires on the date of the ordinary shareholders’ meeting approving our 2007 Italian GAAP financial statements, which would normally be held in April 2008. From 2001 to 2005, Mr. Sweeney was the Head of Financial Reporting and Accounting of the Pharma Division at Novartis AG, a major international pharmaceutical company. From 1990 to 2000, Mr. Sweeney worked for IMS Health Inc., (formerly IMS International), a provider of market intelligence to the pharmaceutical and healthcare industries, and associated companies. He held the positions of Corporate Controller and Senior Director of Finance for IMS Health Inc., as well as that of Leader of European Shared Services for Dun and Bradstreet in 1994 and 1995 when Dun and Bradstreet used to own IMS Health Inc. and several other major information service providers. From 1974 to 1990, he held a variety of finance positions for divisions of General Electric. Mr. Sweeney resides in the U.K., is a chartered accountant, admitted to the Institute of England & Wales in 1974 when working for KPMG (formerly Peat, Marwick, Mitchell and Co.). He received a Bachelor of Science in Physics, Economics and Philosophy from the University of Exeter in 1970.

ITEM 16B.  CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended, that is applicable to, among others, our Chief Executive Officer and Chief Financial Officer. Copies of this code of ethics are available upon request by writing to us at the address on the cover page of this annual report; we have also posted the code of ethics on our website at www.gentium.it. Material appearing on this website is not incorporated by reference into this annual report. If we amend the provisions of this code of ethics, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed to us by our independent auditors, Reconta Ernst & Young S.p.A. during the fiscal years ended December 31, 2005 and 2006:

(in thousands of Euro)	Year ended December 31,
	2005	2006
Audit Fees	€160	€160
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total fees	€160	€160

In the above table, in accordance with the SEC’s definitions and rules, “audit fees” are fees for professional services for the audit of a company’s financial statements, and for services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements. Reconta Ernst & Young S.p.A. did not provide any tax compliance services or advice on specific changes in tax regulations for the years ended December 31, 2005 and 2006.

To help ensure the independence of our independent registered public accounting firm, the Audit Committee is required to pre-approve all audit and non-audit services to be performed for us by our independent registered public accounting firm. All audit and permitted non-audit services, including the fees and terms thereof, to be performed by our independent registered public accounting firm must be approved in advance by the Audit Committee.

None of the hours expended upon Reconta Ernst & Young S.p.A’s engagement to audit our financial statements for the year ended December 31, 2006 were attributed to work performed by persons other than Reconta Ernst & Young S.p.A.’s full-time, permanent employees.

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
1(i)
Articles of Association of Gentium S.p.A., formerly known as Pharma Research S.r.l. dated November 11, 1993, incorporated by reference to Exhibit 3(i) to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

1(ii)	Amended and Restated Bylaws of Gentium S.p.A. dated April 27, 2007

2.1
Underwriting Agreement, dated June 16, 2005, between Gentium S.p.A. and Maxim Group LLC and I-Bankers Securities Inc., incorporated by reference to Exhibit 1.1 to Amendment No. 1 to the Registration Statement on Form F-1, Registration No. 333-130796, previously filed with the SEC on January 26, 2006.

2.2
Form of Representatives’ Purchase Option between Gentium S.p.A. and Maxim Group LLC and I-Bankers Securities Inc., incorporated by reference to Exhibit 1.2 to Amendment No. 5 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on June 9, 2005.

2.3
Form of Lock-Up Agreement, incorporated by reference to Exhibit 1.3 to Amendment No. 4 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on May 31, 2005.

2.1	Intentionally omitted

2.2.1
Form of Series A senior convertible promissory note, incorporated by reference to Exhibit 4.2.1 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

2.2.2	Form of warrant, incorporated by reference to Exhibit 4.2.2 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

2.2.3
Pledge Agreement between FinSirton S.p.A. (previously known as Finanziaria Sirton S.p.A.) and I-Bankers Securities Inc. as representative of the holders of the Series A senior convertible promissory notes dated October 15, 2004, incorporated by reference to Exhibit 4.2.3 to Amendment No. 1 to the Registration Statement on Form F-1, Registration No. 333-130796, previously filed with the SEC on January 26, 2006.

2.2.4
Form of Investors’ Rights Agreement between Gentium S.p.A. and holders of the Series A senior convertible promissory notes and warrants dated October 15, 2004, incorporated by reference to Exhibit 4.2.4 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

2.2.5
Form of subscription agreement for Series A senior convertible promissory note and warrant, incorporated by reference to Exhibit 4.2.5 to Amendment No. 1 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on April 7, 2005.

2.2.6
Amendment No. 1 to Gentium S.p.A. Series A Senior Convertible Promissory Notes, Warrants, Subscription Agreements and Investor Rights Agreements among Gentium S.p.A. and the other parties thereto dated May 27, 2005, incorporated by reference to Exhibit 4.2.6 to Amendment No. 4 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on May 31, 2005.

2.3
Investors’ Rights Agreement by and among Gentium S.p.A., Alexandra Global Master Fund Ltd. and Generation Capital Associates made as of January 10, 2005, incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

2.4	Intentionally omitted.

Exhibit	Description
2.5
Investors’ Rights Agreement by and among Gentium S.p.A. and Sigma Tau Finanziaria S.p.A. made as of April 4, 2005, incorporated by reference to Exhibit 4.5 to Amendment No. 1 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on April 7, 2005.

2.6
Form of Deposit Agreement among Gentium S.p.A., The Bank of New York and the owners and beneficial owners from time to time of American Depositary Receipts (including as an exhibit to the form of American Depositary Receipt), incorporated by reference to Exhibit 4.6 to Amendment No. 5 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on June 9, 2005.

2.7	Form of American Depositary Receipt (see Exhibit 2.6).

2.8.1
Securities Subscription Agreement among Gentium S.p.A. and the other parties thereto dated as of October 3, 2005, incorporated by reference to Exhibit 4.8.1 to the Registration Statement on Form F-1, Registration No. 333-130796, previously filed with the SEC on December 30, 2005.

2.8.2
Form of American Depositary Shares Purchase Warrant by Gentium S.p.A. dated October 14, 2005, incorporated by reference to Exhibit 4.8.2 to the Registration Statement on Form F-1, Registration No. 333-130796, previously filed with the SEC on December 30, 2005.

2.8.3
Registration Rights Agreement among Gentium S.p.A. and the other parties thereto made and entered into as of October 14, 2005, incorporated by reference to Exhibit 4.8.3 to the Registration Statement on Form F-1, Registration No. 333-130796, previously filed with the SEC on December 30, 2005.

2.8.4
Escrow Agreement between Gentium S.p.A. and The Bank of New York dated as of October 14, 2005, incorporated by reference to Exhibit 4.8.4 to the Registration Statement on Form F-1, Registration No. 333-130796, previously filed with the SEC on December 30, 2005.

2.9.1
Securities Subscription Agreement among Gentium S.p.A. and the other parties thereto dated as of May 31, 2006, incorporated by reference to Exhibit 4.9.1 to the Registration Statement on Form F-3, Registration No. 333-135622, previously filed with the SEC on July 6, 2006.

2.9.2
Form of American Depositary Shares Purchase Warrant by Gentium S.p.A. dated June 6, 2006, incorporated by reference to Exhibit 4.9.2 to the Registration Statement on Form F-3, Registration No. 333-135622, previously filed with the SEC on July 6, 2006.

2.9.3
Form of Ordinary Share Warrant by Gentium S.p.A. dated June 6, 2006, incorporated by reference to Exhibit 4.9.3 to the Registration Statement on Form F-3, Registration No. 333-135622, previously filed with the SEC on July 6, 2006.

2.9.4
Registration Rights Agreement among Gentium S.p.A. and the other parties thereto made and entered into as of June 6, 2006, incorporated by reference to Exhibit 4.9.4 to the Registration Statement on Form F-3, Registration No. 333-135622, previously filed with the SEC on July 6, 2006.

2.10.1
Securities Subscription Agreement among Gentium S.p.A. and the other parties thereto, dated as of February 6, 2007, incorporated by reference to Exhibit 2 to the report on Form 6-K, previously filed with the SEC on February 7, 2007.

2.10.2
Escrow Agreement between Gentium S.p.A., The Bank of New York and ThinkEquity Partners LLC, dated as of February 6, 2007, incorporated by reference to Exhibit 4 to the report on Form 6-K, previously filed with the SEC on February 7, 2007.

2.10.3
Registration Rights Agreement among Gentium S.p.A. and the other parties thereto made and entered into as of February 9, 2007, incorporated by reference to Exhibit 4.10.3 to the Registration Statement on Form F-3, Registration No. 333-141198, previously filed with the SEC on March 9, 2007.

Exhibit	Description
4.1.1
Amended and Restated 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8, Registration No. 333-137534, previously filed with the SEC on September 22, 2006.

4.1.2	Amendment No. 1 to Amended and Restated 2004 Equity Incentive Plan, made as of March 26, 2007.

4.2.1
Amended and Restated Nonstatutory Share Option Plan and Agreement dated March 23, 2006, incorporated by reference to Exhibit 4.2 to the Annual Report on Form 20-F for the year ended December 31, 2005, previously filed with the SEC on May 30, 2006.

4.2.2	Amendment No. 1 to Amended and Restated Nonstatutory Share Option Plan and Agreement, made as of March 26, 2007.

4.3
Loan Agreement between Banca Nazionale del Lavoro S.p.A. and Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., dated November 20, 1996, incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.4
Loan Agreement between Banca Nazionale del Lavoro S.p.A. and Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., dated May 27, 1999, incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.5
Deed of Agreement of Assumption of Debts among Sirton Pharmaceuticals S.p.A., Gentium S.p.A. and Banca Nazionale del Lavoro S.p.A. dated February 14, 2003, regarding Loan Agreement between Banca Nazionale del Lavoro S.p.A. and Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., dated November 20, 1996, and Loan Agreement between Banca Nazionale del Lavoro S.p.A. and Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., dated May 27, 1999, incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.6
Ministry for Universities, Scientific and Technological Research Loan granted to Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., by Sanpaolo Imi S.p.A., dated September 27, 2000, incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.7.1
Loan Agreement between Banca Nazionale del Lavoro S.p.A. and Gentium S.p.A. dated July 20, 2004, incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.7.2
Deed of Pledge by Gentium S.p.A. in favor of Banca Nazionale del Lavoro S.p.A. dated May 16, 2006, incorporated by reference to Exhibit 4.7.2 to the Annual Report on Form 20-F for the year ended December 31, 2005, previously filed with the SEC on May 30, 2006.

4.7.3
Loan Agreement between Banca Nazionale del Lavoro S.p.A. and Gentium S.p.A. dated June 14, 2006 incorporated by reference to Exhibit 10.7.3 to the Registration Statement on Form F-3, Registration No. 333-135622, previously filed with the SEC on July 6, 2006.

4.8
Loan Agreement between Sirton Pharmaceuticals S.p.A. and Gentium S.p.A. dated March 2004, incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.9
Loan Agreement between Sirton Pharmaceuticals S.p.A. and Gentium S.p.A. dated May 2004, incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

Exhibit	Description
4.10
Loan Agreement between Sirton Pharmaceuticals S.p.A. and Gentium S.p.A. dated June 2004, incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.11
Loan Agreement between Sirton Pharmaceuticals S.p.A. and Gentium S.p.A. dated July 2004, incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.12.1
Clinical Trial Agreement between Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., and Dana-Faber/Partners Cancer Care, Inc. dated December 27, 1999, incorporated by reference to Exhibit 10.12.1 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.12.2
Amendment No. 1 to Clinical Trial Agreement between Gentium S.p.A. and Dana-Farber/Partners Cancer Care, Inc. dated October 19, 2000, incorporated by reference to Exhibit 10.12.2 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.12.3
Amendment No. 2 to Clinical Trial Agreement between Gentium S.p.A. and Dana-Farber/Partners Cancer Care, Inc. dated January 28, 2004, incorporated by reference to Exhibit 10.12.3 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.12.4
Amendment No. 3 to Clinical Trial Agreement between Gentium S.p.A. and Dana-Farber/Partners Cancer Care, Inc. dated April 1, 2006, incorporated by reference to Exhibit 10.12.4 to the Registration Statement on Form F-3, Registration No. 333-141198, previously filed with the SEC on March 9, 2007.

4.13
Trial Agreement between the European Blood and Marrow Transplantation Group and Gentium S.p.A. dated February 26, 2004, incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.14.1
Research Agreement between Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., and Consorzio Mario Negri Sud dated June 14, 2000, incorporated by reference to Exhibit 10.14.1 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.14.2
Letter from Gentium S.p.A. to Consorzio Mario Negri Sud dated February 23, 2004 extending Research Agreement between Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., and Consorzio Mario Negri Sud dated June 14, 2000, incorporated by reference to Exhibit 10.14.2 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.15
License and Supply Agreement by and between Gentium S.p.A. and Sigma-Tau Pharmaceuticals, Inc. (assignee of Sigma Tau Industrie Farmaceutiche Riunite S.p.A.) dated December 7, 2001, incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.16
Umbrella Agreement among Sirton Pharmaceuticals S.p.A. (formerly known as Crinos Industria Farmacobiologica S.p.A.), Gentium S.p.A., Crinos S.p.A. and SFS Stada Financial Services Ltd dated May 17, 2002, incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.17
License Agreement between Crinos S.p.A. and Gentium S.p.A. dated July 15, 2004, incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

Exhibit	Description
4.18
Purchase Agreement by and among Sirton Pharmaceuticals S.p.A., Gentium S.p.A. and Axcan Pharma Inc. dated October 9, 2002, incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.19
Agreement between Sirton Pharmaceuticals S.p.A. and Gentium S.p.A. dated October 9, 2002, regarding the Purchase Agreement with Axcan Pharma Inc., incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.20
License and Supply Agreement between Gentium S.p.A. and Abbott S.p.A. dated June 11, 2002, incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.21
Supply Agreement between Gentium S.p.A. and La.bu.nat. S.r.l. dated January 12, 2004, incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.22
Supply Agreement between Gentium S.p.A. and La.bu.nat. S.r.l. dated January 12, 2004, incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.23
Supply Agreement between Gentium S.p.A. and Samil Pharm. Co. Ltd. dated November 11, 2003, incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.24.1
Active Pharmaceutical Ingredient Agreement between Sirton Pharmaceuticals S.p.A. and Gentium S.p.A. dated January 2, 2004, incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.24.2
Contract to Supply Active Ingredients between Sirton Pharmaceuticals S.p.A. and Gentium S.p.A. dated January 2, 2006, incorporated by reference to Exhibit 4.24.2 to the Annual Report on Form 20-F for the year ended December 31, 2005, previously filed with the SEC on May 30, 2006.

4.25.1
Agreement for the Supply of Services between FinSirton S.p.A. and Gentium S.p.A. dated January 2, 2004, incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.25.2
Service Agreement between FinSirton S.p.A. and Gentium S.p.A. dated January 2, 2006, incorporated by reference to Exhibit 10.25.2 to the Annual Report on Form 20-F for the year ended December 31, 2005, previously filed with the SEC on May 30, 2006.

4.26.1
Agreement for the Supply of Services between Sirton Pharmaceuticals S.p.A. and Gentium S.p.A. dated January 2, 2004, incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.26.2
Service Agreement between Sirton Pharmaceuticals S.p.A. and Gentium S.p.A. dated January 2, 2006, incorporated by reference to Exhibit 10.26.2 to the Annual Report on Form 20-F for the year ended December 31, 2005, previously filed with the SEC on May 30, 2006.

4.27
Service Agreement between Sirton Pharmaceuticals S.p.A. and Gentium S.p.A. dated January 2, 2004, incorporated by reference to Exhibit 10.27 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

Exhibit	Description
4.28
Lease Agreement between Sirton Pharmaceuticals S.p.A. (formerly known as Crinos Industria Farmacobiologica S.p.A.) and Gentium S.p.A. (formerly known as Pharma Research S.r.L.) dated January 2, 2001, incorporated by reference to Exhibit 10.28 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.29
8% Promissory Note in the amount of €106,000 issued by Gentium S.p.A. to Alexandra Global Master Fund Ltd. dated March 29, 2005, incorporated by reference to Exhibit 10.29 to Amendment No. 1 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on April 7, 2005.

4.30
General Consulting Agreement between Gentium S.p.A. and Bradstreet Clinical Research & Associates, Inc., dated March 19, 2004, incorporated by reference to Exhibit 10.30 to Amendment No. 1 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on April 7, 2005.

4.31.1
Consulting Agreement between Gentium S.p.A. and KKS-UKT, GmbH, dated April 20, 2004, incorporated by reference to Exhibit 10.31 to Amendment No. 1 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on April 7, 2005.

4.31.2	Consulting Agreement between Gentium S.p.A. and KKS-UKT, GmbH, dated February 12, 2006.

4.31.3	Consulting Agreement between Gentium S.p.A. and KKS-UKT, GmbH, dated February 13, 2006.

4.32.1
Commercial Lease Agreement between Gentium S.p.A. and FinSirton S.p.A. dated January 1, 2005, incorporated by reference to Exhibit 10.32 to Amendment No. 2 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on May 10, 2005.

4.32.2.	Commercial Lease Agreement between Gentium S.p.A. and FinSirton S.p.A. dated January 1, 205.

4.33
Commercial Lease Agreement between Gentium S.p.A. and Sirton Pharmaceuticals S.p.A. dated January 1, 2005, incorporated by reference to Exhibit 10.33 to Amendment No. 2 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on May 10, 2005.

4.34
Form of indemnification agreement between Gentium S.p.A. and each officer and director, incorporated by reference to Exhibit 10.34 to Amendment No. 2 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on May 10, 2005.

4.35
Services Agreement between MDS Pharma Services s.r.l. and Gentium S.p.A. dated October 24, 2005, incorporated by reference to Exhibit 4.35 to the Annual Report on Form 20-F for the year ended December 31, 2005, previously filed with the SEC on May 30, 2006.

4.36
Financing Contract between Banca Intesa Mediocredito S.p.A. and Gentium S.p.A. dated April 20, 2006, incorporated by reference to Exhibit 4.36.2 to the Annual Report on Form 20-F for the year ended December 31, 2005, previously filed with the SEC on May 30, 2006.

4.37.1
Master Agreement, dated December 28, 2006, among Gentium S.p.A., Crinos S.p.A., SFI Stada Financial Investments Ltd. and SFS Stada Financial Services International Ltd., incorporated by reference to Exhibit 2 to the report on Form 6-K, previously filed with the SEC on January 3, 2007.

4.37.2
AIC Transfer Agreement, dated December 28, 2006, between Gentium S.p.A. and Crinos S.p.A., incorporated by reference to Exhibit 3 to the report on Form 6-K, previously filed with the SEC on January 3, 2007.

4.37.3
Letter Agreement relating to AIC Transfer Agreement, dated December 28, 2006, between Gentium S.p.A. and Crinos S.p.A., incorporated by reference to Exhibit 4 to the report on Form 6-K, previously filed with the SEC on January 3, 2007.

Exhibit	Description
4.37.4
Escrow Agreement, dated December 28, 2006, between Gentium S.p.A., Crinos S.p.A. and Deutsche Bank S.p.A., incorporated by reference to Exhibit 5 to the report on Form 6-K, previously filed with the SEC on January 3, 2007.

4.37.5
Distribution Agreement, dated December 28, 2006, between Gentium S.p.A. and Crinos S.p.A., incorporated by reference to Exhibit 6 to the report on Form 6-K, previously filed with the SEC on January 3, 2007.

4.37.6
License of Trademark Noravid, dated December 28, 2006, by and between SFI Stada Financial Investments Ltd., Crinos S.P.A. and Gentium S.P.A., incorporated by reference to Exhibit 7 to the report on Form 6-K, previously filed with the SEC on January 3, 2007.

4.37.7
License of Trademark Prociclide, dated December 28, 2006, by and between SFI Stada Financial Investments Ltd., SFS Stada Financial Services Ltd. and Gentium S.p.A., incorporated by reference to Exhibit 8 to the report on Form 6-K, previously filed with the SEC on January 3, 2007.

4.38	Loan Agreement for €230,000 with Banca Intesa S.p.A., dated December 20, 2006, incorporated by reference to Exhibit 2 to the report on Form 6-K, previously filed with the SEC on February 2, 2007.

4.39	Loan Agreement for €500,000 with Banca Intesa S.p.A., dated December 20, 2006, incorporated by reference to Exhibit 3 to the report on Form 6-K, previously filed with the SEC on February 2, 2007.

4.40	Loan Agreement for €225,000 with Banca Intesa S.p.A., dated December 20, 2006, incorporated by reference to Exhibit 4 to the report on Form 6-K, previously filed with the SEC on February 2, 2007.

4.41
Master Services Agreement, dated March 14, 2007, between MDS Pharma Services (US), Inc. and Gentium S.p.A., incorporated by reference to Exhibit 1 to the report on Form 6-K, previously filed with the SEC on March 20, 2007.

4.42	2007 Stock Option Plan, dated March 26, 2007.

4.43	Loan Agreement, dated June 30, 2006, between San Paolo IMI S.p.A. and Gentium S.p.A.

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Chief Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15(a)	Consent of Reconta Ernst & Young S.p.A. dated April 30, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Gentium S.p.A.

We have audited the accompanying balance sheets of Gentium S.p.A. as of December 31, 2006 and 2005, and the related statements of operations, shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gentium S.p.A. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Reconta Ernst & Young S.p.A.
Milan, Italy

April 27, 2007

GENTIUM S.p.A.
BALANCE SHEETS

Amounts in thousands except share and per share data	As of December 31,
	2005	2006
ASSETS
Cash and cash equivalents	€12,785	€10,205
Restricted Cash	-	4,000
Accounts receivable	8	227
Accounts receivable from related parties	1,867	3,478
Inventories, net	1,628	1,499
Prepaid expenses and other current assets	918	1,427
Total Current Assets	17,206	20,836

Property, manufacturing facility and equipment, at cost	17,456	18,944
Less: Accumulated depreciation	8,825	9,550
Property, manufacturing facility and equipment, net	8,631	9,394

Intangible assets, net of amortization	267	586
Available for sales securities	—	560
Other non-current assets	9	4,017
Total Assets	€26,113	€35,393

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	2,644	4,734
Payables to related parties	542	454
Accrued expenses and other current liabilities	1,063	1,198
Deferred income	283	140
Current portion of capital lease	-	43
Current maturities of long-term debt	916	724
Total Current Liabilities	5,448	7,293

Long-term debt, net of current maturities	2,485	5,683
Capital lease obligation	—	48
Termination indemnities	706	682
Total Liabilities	8,639	13,706

Share capital (par value: €1.00; 12,690,321 and 15,111,292 authorized, 9,610,630 and 11,773,613 shares issued and outstanding at December 31, 2005 and 2006, respectively)	9,611	11,774
Additional paid in capital	33,090	49,476
Other comprehensive income	—	32
Accumulated deficit	(25,227)	(39,595)
Total Shareholders’ Equity	17,474	21,687
Total Liabilities and Shareholders’ Equity	€26,113	€35,393

The accompanying notes are an integral part of these financial statements.

GENTIUM S.p.A.
STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
Amounts in thousands except share and per share data	2004	2005	2006
Revenues:
Sales to affiliates	€2,870	€3,260	€3,754
Third party product sales	243	101	321
Total product sales	3,113	3,361	4,075
Other income and revenues	583	280	249
Total Revenues	3,696	3,641	4,324

Operating costs and expenses:
Cost of goods sold	2,579	2,911	3,092
Charges from affiliates	1,665	1,047	854
Research and development	2,922	4,557	8,927
General and administrative	1,194	2,284	5,421
Depreciation and amortization	89	118	261
	8,449	10,917	18,555
Operating loss	(4,753)	(7,276)	(14,231)

Interest income	11	156	708
Foreign currency exchange gain (loss), net	(55)	(249)	(627)
Interest expense	(2,203)	(4,304)	(218)

Pre-tax loss	(7,000)	(11,673)	(14,368)

Income tax expense (benefit):
Current	65	—	-
Deferred	(37)	646	-
Total tax expense	28	646	-
Net loss	€(7,028)	€(12,319)	€(14,368)
Net loss per share:
Basic and diluted net loss per share	€(1.41)	€(1.78)	€(1.33)
Weighted average shares used to compute basic and diluted net loss per share	5,000,000	6,933,104	10,808,890

The accompanying notes are an integral part of these financial statements.

GENTIUM S.p.A.
STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

Amounts in thousands except share and per share data	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive income/(loss)	Total Shareholders’ Equity/Deficit

Balance at December 31, 2003	5,000	€5,000	€1,097	€(5,880)	-	€217
Warrants issued in connection with Series A convertible Notes, net of issuance costs			393			393
Beneficial conversion feature on Warrants issued in conjunction with the Series A convertible Notes			459			459
Accretion of Warrant			(182)			(182)
Beneficial conversion feature on Series A convertible Notes			3,688			3,688
Stock based compensation			379			379
Net loss for 2004				(7,028)		(7,028)
Balance at December 31, 2004	5,000	€5,000	€5,834	€(12,908)	-	€(2,074)
Capital contribution			3,900			3,900
Warrants issued in connection with Series A convertible Notes			138			138
Beneficial conversion feature on Warrants issued in conjunction with the Series A convertible Notes			138			138
Accretion of Warrant			(388)			(388)
Beneficial conversion feature on Series A convertible Notes			1,111			1,111
Issuance of common stock in initial public offering, net	2,700	2,700	13,501			16,201
Stock based compensation			474			474
Conversion of Series A Notes into ordinary shares, net	360	360	1,886			2,246
Issuance of common stock in private placement, net	1,551	1,551	6,496			8,047
Net loss for 2005				(12,319)		(12,319)
Balance at December 31, 2005	9,611	€9,611	€33,090	€(25,227)	-	€17,474
Unrealized gains on marketable securities					32	32
Issuance of common stock in private placement, net	1,943	1,943	13,953			15,896
Issuance of common stock upon exercise of options	22	22	75			97
Issuance of common stock upon exercise of warrants	198	198	1,442			1,640
Stock based compensation			916			916
Net loss for 2006				(14,368)		(14,368)
Balance at December 31, 2006	11,774	€11,774	€49,476	€(39,595)	32	€21,687

The accompanying notes are an integral part of these financial statements.

GENTIUM S.p.A.
STATEMENTS OF CASH FLOWS

Amounts in thousands except share and per share data	For the Year Ended December 31,
	2004	2005	2006
Cash Flows From Operating Activities:
Net loss	€(7,028)	€(12,319)	€(14,368)
Adjustments to reconcile net loss to net cash used in operating activities:
Unrealized foreign exchange loss	55	750	509
Depreciation and amortization	743	1,315	1,008
Non cash interest expense	1,972	3,837	4
Deferred income tax (benefit)	(37)	646	-
Deferred income	(353)	(281)	(143)
Gain on fixed asset disposal	-	-	(23)
Adjustment of inventory to net realizable value	50	291	-
Non cash share based compensation	379	474	908
Changes in operating assets and liabilities:
Accounts receivable	981	(376)	(1,830)
Inventories	534	(1,033)	129
Prepaid expenses and other current and noncurrent assets	(1,747)	(150)	(482)
Accounts payable and accrued expenses	359	(1,794)	2,165
Termination indemnities	19	158	(24)
Income taxes payable	(304)	-	-
Net cash used in operating activities	(4,377)	(8,482)	(12,147)

Cash Flows From Investing Activities:
Capital expenditures	(5,178)	(1,263)	(1,445)
Intangible expenditures	(163)	(124)	(503)
Proceeds on disposal of fixed assets	-	-	23
Purchases of marketable securities	-	-	(530)
Restricted cash	-	-	(4,000)
Acquisition of Crinos Assets	-	-	(4,000)
Net cash used in investing activities	(5,341)	(1,387)	(10,455)

Cash Flows From Financing Activities:
Capital contribution	-	3,900	-
Proceeds from long-term debt	5,205	-	5,518
Repayments of long-term debt	(374)	(581)	(681)
Early extinguishment of long term debt	-	-	(1,868)
Proceeds from Series A convertible Notes	4,477	1,459	-
Principal payment of capital lease obligation	-	-	(42)
Repayment of Series A convertible Notes	-	(4,221)	-
Proceeds (repayment) of affiliate’s loan	2,200	(2,200)	-
Proceeds (repayment) of bank overdrafts and short term borrowings	390	(2,790)	-
Proceeds from warrant and stock option exercise	-	-	1,736
Proceeds from initial public offering and private placement, net of offering expenses	-	24,801	15,896
Net cash provided by financing activities	11,898	20,368	20,559

Increase/(decrease) in cash and cash equivalents	2,180	10,499	(2,043)
Effect of exchange rate on cash and cash equivalent	258	(175)	(537)
Cash and cash equivalents, beginning of period	23	2,461	12,785
Cash and cash equivalents, end of period	€2,461	€12,785	10,205

Supplemental disclosure of cash flow information:
Cash paid for interest	€91	€504	219
Income taxes paid	€99	€-	-
Supplemental disclosure of non cash investing and financing activities:
Assets acquired under lease obligations	€127	€127	€132
Computer equipment acquired under a facility loan	-	40	-
Conversion of notes payable into ordinary shares	-	2,408	-
Fair value of warrants issued with convertible notes	459	597	-
Fair value of options issued to underwriters	-	190	-
Fair value of warrants issued with shares			715
Value of beneficial conversion feature of convertible notes and warrants	€3,833	€5,369	€-

The accompanying notes are an integral part of these financial statements.

GENTIUM S.p.A.

NOTES TO FINANCIAL STATEMENTS

For the Three Years Ended December 31, 2006

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

In particular, we are developing our most advanced product candidates to treat and prevent Veno-Occlusive Disease (“VOD”) and to treat multiple myeloma. Our most advanced product candidates utilize defibrotide, a drug that we discovered and currently manufacture and license to pharmaceutical companies for sale in Italy. In addition to defibrotide, we manufacture and sell urokinase and calcium heparin, which are active pharmaceutical ingredients used to make other drugs, sulglicotide, which is intended to be used to treat peptic ulcers, and other miscellaneous pharmaceutical products. We have also developed a formulation of the drug mesalazine to treat inflammatory bowel disease. All of the Company’s operating assets are located in Italy, and more than 92% of product revenue are to one affiliated customer in Italy.

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

Restricted Cash: As of December 31, 2006, restricted cash represents €4,000 deposited in an escrow account. The amount was deposited in connection with the acquisition of the Italian defibrotide marketing authorizations and related trademarks. The amount has been released to Crinos on April 26, 2007 with the transfer of the marketing authorizations.

Accounts Receivable:    The Company extends credit to its customers in the ordinary course of business. Sirton’s trade receivable outstanding are guaranteed by FinSirton. Trade receivables from a foreign customer are guaranteed by a letter of credit from a primary bank institution.

Inventories:    Inventories consist of raw materials, semi-finished and completed active pharmaceutical ingredients. The Company capitalizes inventory costs associated with certain by-products, based on management’s judgment of probable future commercial use and net realizable value. Inventories are stated at the lower of cost or market, cost being determined on an average cost basis. The Company periodically reviews its inventories and items that are considered outdated or obsolete are reduced to their estimated net realizable value. The Company estimates reserves for excess and obsolete inventories based on inventory levels on hand, future purchase commitments, and current and forecasted product demand. If an estimate of future product demand suggests that inventory levels are excessive, then inventories are reduced to their estimated net realizable value.

Property, Manufacturing Facility and Equipment:    Property and equipment are carried at cost, subject to review for impairment of significant assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Repairs and maintenance are charged to operations as incurred, and significant expenditures for additions and improvements are capitalized if they extend the useful life or capacity of the asset. Leasehold improvements are amortized over the economic life of the asset or the lease term, whichever is shorter. Depreciation is calculated on a straight-line basis, with the half year convention, over the estimated useful life of the assets.

In October 2005, an external party performed a detailed valuation of the remaining useful life of the Company’s manufacturing facility, industrial and laboratories equipments. Based on the result of the external valuation, the Company reviewed the estimated useful life of the manufacturing facility, industrial and laboratories equipments and decided to extend their useful lives. In accordance with SFAS 154 “Accounting Changes and Error Corrections” such change has been accounted for prospectively as a change in estimate, with the effect being such that the estimated useful lives were increased as of October 1, 2005.

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

Computer Software: The Company accounts for computer software costs in accordance with AICPA Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. SOP 98-1 requires the capitalization of costs relating to certain activities of developing and obtaining internal use software that incurred during the application development stage. As of December 31, 2006 the costs incurred to develop, install, put in service and validate software amounted to €389, and include external direct costs of material and services consumed in obtaining internal-use software and our internal payroll and payroll related costs for employees who were directly associated with and who devote time to the internal-use software project. Capitalized costs of computer software obtained for internal use are amortized over the estimated useful life of the software.

Intangibles:    Intangible assets are stated at cost and amortized on a straight-line basis over their expected useful life, estimated to be five years for patent rights and ten years for licenses and trademarks.

Impairment of Long-lived Assets, including Intangibles: Long-lived assets to be held and used, including intangible assets, are reviewed for impairment whenever events and circumstances indicate that the carrying amount of the assets might not be recoverable. The Company’s long-lived assets consist primarily of intangible assets and property and equipment. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company evaluates its ability to recover the carrying value of long-lived assets used in its business, considering changes in the business environment or other facts and circumstances that suggest their value may be impaired. If this evaluation indicates the carrying value will not be recoverable, based on the undiscounted expected future cash flows estimated to be generated by these assets, the Company will reduce the carrying amount to the estimated fair value.

Marketable Securities: The Company’s marketable securities are classified as securities available for sale in non-current assets and are carried at fair value based on market prices. The Company’s marketable securities consist of debt securities, which have been pledged to secure the Company’s repayment of a loan from Banca Intesa-Mediocredito SpA and will gradually be released from the pledge as the Company repays the principal of the loan, such that the current value of the remaining pledged securities equals at least 50% of the remaining loan principal.

The securities are held for an indefinite period of time and when gradually released from the proceeds from their sale will be used to meet the ongoing liquidity needs of the Company. Unrealized gains and losses (which are deemed to be temporary), if any, are reported in other comprehensive income or loss as a separate component of shareholders’ equity.

A decline in the market value of any available for sale securities below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. The impairment would be charged to earnings and a new cost basis for the securities established. Factors evaluated to determine if an impairment is other than temporary include significant deterioration in the credit rating, asset quality, or business prospects of the issuer; adverse changes in the general market condition in which the issuer operates; the intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment; and any concerns about the issuer’s ability to continue as a going concern.

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

Performance based milestone payments are recognized as revenue when the performance obligation, as defined in the contract, is achieved. Performance obligations typically consist of significant milestones in the development life cycle of the related technology, such as initiation of clinical trials, filing for approval with regulatory agencies and approvals by regulatory agencies. See additional discussion under Note 4 regarding the nature of the performance milestone arrangements for the Company’s significant collaborative agreements.

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

Research and Development:    Research and development expenditures are charged to operations as incurred. For the years ended December 31, 2004, 2005 and 2006, research and development expenses amounted to €2,922, €4,577 and €8,927, respectively. Research and development expenses consist of costs incurred for proprietary and collaborative research and development, including activities such as product registration and investigator-sponsored trials. Research and development expenses include salaries, benefits and other personnel related costs, clinical trial and related trial product manufacturing costs, contract and other outside service fees, and allocated facilities and overhead costs.

Clinical Trial Accruals:    The Company records accruals for estimated clinical study costs. These costs can be a significant component of research and development expenses. The Company accrues for the costs of clinical studies conducted by contract research organizations based on the estimated costs and contractual progress over the life of the individual study.

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

Interest rate swaps:    The Company uses the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS 133 requires the recognition of all derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge or a cash flow hedge. The Company’s only derivative instruments to date have been interest rate swaps used to manage its interest rate exposure, none of which have qualified for hedge accounting treatment; therefore, the gain or loss is recognized in current earnings during the period of change. The total amount of expense recognized during the years ended December 31, 2004, 2005 and 2006 was €21, €6 and €2, respectively.

Share Based Compensation:    Effective September 30, 2004, the Company adopted an equity incentive plan and a nonstatutory share option plan (the “Plans”) for officers, employees, consultants, directors and non-employee directors. Options to purchase an aggregate of 992,000 and 1,115,000 ordinary shares were outstanding under the Plans at December 31, 2005 and 2006, respectively. The Company has always accounted for share based compensation on the basis of fair value, previously under SFAS 123 and as of July 1, 2005, under SFAS 123(R), “Share Based Payments”. The adoption of SFAS 123R did not have a significant impact on the Company as the fair valuations previously used to estimate the fair value of share based compensation were unchanged. The fair value of the equity compensation for employees is determined using a single estimated expected life. Compensation expense for awards that have a vesting provision is recognized on a straight-line basis over the service period of the equity compensation award. Stock based compensation expense was, €379, €474 and €908 for the years ended December 31, 2004, 2005 and 2006, respectively. The Company expects to incur significant non-cash share based compensation expense in the future. No share based compensation was recorded in years prior to 2004 because the Company had no equity compensation plans prior to 2004.

From time to time, the Company grants options to non-employees. Grants of equity instruments to non-employees, and non-directors such as consultants are also accounted for under SFAS 123(R) and EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. Under the EITF, equity instruments granted to non-employees requires the measuring of the fair value of that instrument at the earlier of either i) the date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a “performance commitment”); or ii) the date at which the counterparty’s performance is complete. Fair value of the option grant is estimated on the grant date using the Black-Scholes option-pricing model. The Black-Scholes model takes into account volatility in the price of the Company’s stock, the risk-free interest rate, the estimated life of the option, the closing market price of the Company’s stock and the exercise price. For the years ended December 31, 2004, 2005 and 2006, the Company recorded non-cash compensation expenses for options granted to non employees and non directors of approximately €379, €148 and €94, respectively.

Fair Value of Financial Instruments:    The carrying amounts of receivables, prepaid expenses and accounts payable approximate fair values due to the short-term maturities of these instruments. Substantially all of the Company’s debt is floating rate debt, and therefore, the stated amount approximates fair value.

Stock purchase warrants issued with Series A Senior Convertible Promissory Notes:    In 2004 and 2005, the Company granted warrants (the “Warrants”) in connection with the issuance of certain notes payable. Under Accounting Principles Board Opinion No. 14, “Accounting for Convertible Debt and Debt Issued With Stock Purchase Warrants”, the estimated fair value of such Warrants represents original issue discount (“OID”) from the face amount of the Notes payable. Accordingly, the related estimated fair value of the warrants was recorded in the financial statements as a discount from the face amount of the Notes. The discount on the Notes was being amortized and included in interest expense over the period to the earliest put option date using the effective interest method. Upon completion of the Company’s IPO, convertible Note holders elected to either receive cash for their Notes or convert the Notes into equity. At that time, the remaining balance of the discount related to redeemed Notes was charged to interest expense and, for Notes converted into ordinary shares, the remaining balance was charged to additional paid-in capital.

Beneficial Conversion Feature of Series A Senior Convertible Promissory Notes: The convertible feature of certain Notes payable and share purchase Warrants provided for a rate of conversion of the instrument into Gentium’s shares that was below fair value at the time of issuance. This feature is normally characterized as a “beneficial conversion feature” (“BCF”), which represents the “intrinsic value” of the difference between the conversion price of the instrument and the underlying fair value of the Company’s shares at that date. Pursuant to EITF Issue No. 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratio” and EITF No. 00-27, “Application of EITF Issue No. 98-5 to Certain Convertible Instruments”, the Company determined the value of the BCF for the convertible Notes payable and stock purchase Warrants issued in 2004 to be approximately €3,688 ($4,643) and €459 ($578), respectively. In conjunction with additional convertible Notes issued in January 2005, the Company determined the value of the BCF to be approximately €1,111 ($1,456) and €138 ($181), for the convertible Notes payable and stock purchase Warrants, respectively. Accordingly, the relative fair value of the BCF related to the convertible Notes payable and stock purchase Warrants was recorded in the financial statements as a discount from the face amount of the Notes. The discounts were being amortized to interest expense and accreted to additional paid in capital, respectively, using the effective interest method, through the earliest put option date. As of December 31, 2005 the convertible Notes were either converted or redeemed. The balance of the discount related to Notes redeemed was charged to expense and for Notes converted into ordinary shares, was charged to additional paid-in capital.

Comprehensive Incomes:    Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, or SFAS130, requires us to display comprehensive income (loss) and its components as part of our financial statements. Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income or (loss) (or “OCI”). OCI includes certain changes in stockholders’ equity that are excluded from net loss. Specifically, we include in OCI unrealized gains or losses in our available for sale securities. Comprehensive income for the year ended December 31, 2006 has been reflected in the Statements of Stockholders’ Equity. The accumulated other comprehensive income, net of tax, as of December 31, 2005 and 2006, was nil and €32. The only components of accumulated other comprehensive income is net unrealized gains on securities available for sale.

Recently Issued Accounting Standards:

On July 13, 2006, FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 , was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition and is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of this standard on our financial statements.

On September 6, 2006, FASB Statement No 157, Fair Value Measurements, or SFAS 157, was issued. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact of this standard on our financial statements.

On September 13, 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements , or SAB 108. SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for the purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 becomes effective for accounting years ending after November 15, 2006. The adoption of this SAB did not have any impact on our financial statements.

3.    ACQUISITION

Pending Acquisition of marketing authorization and trademarks

On December 28, 2006, the Company entered into a Master Agreement with Crinos S.p.A. to acquire the Italian marketing authorizations and related trademarks known as Prociclide® and Noravid® for €16,000. The transfer of the market authorization was pending subject to approval by the Italian regulators, which occurred on April 26, 2007. As of December 31 2006, such decree was not published therefore the transaction was not considered consummated as the risks and the benefits were not transferred to the Company. Additionally, the transfer of the trademarks is deferred to December 31, 2008 when the Company is obliged to pay the last installment.

As of December 31, 2006, the Company paid €4,000 of the purchase price to Crinos and paid €4,000 into escrow. The escrowed sums were released to Crinos at the time the authorizations were transferred. Gentium is bound to pay the remaining purchase price balance of €8,000 in two equal payments of €4,000 no later than December 31, 2007 and 2008, respectively.

As part of the same transaction, the Company also entered into a Distribution and Promotion Agreement with Crinos, whereby Crinos agreed to purchase from us Prociclide and Noravid for promotion and distribution in Italy. The Distribution and Promotion Agreement is effective as of April 26, 2007 through December 31, 2008.

The Company anticipates accounting for the transaction as an asset acquisition. As such, the assets acquired will be recorded on the basis of fair value as of April 26, 2007. The Company has not finalized the purchase price allocation.

4. COLLABORATIVE AGREEMENTS

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

If during the drug development stages the Company realizes that the activities to bring the product to completion would require a material increase of expenditures, the parties will discuss the budget and revisions to the terms of the agreement; if the parties are unable to mutually agree on such revisions, either party can terminate the agreement. If the Company or Sigma-Tau terminates the agreement for that reason and the Company then resumes the development, substantially availing itself of the stages previously completed, either independently or with a third party, within 36 months of the termination, the Company will be required to promptly reimburse Sigma-Tau for the amounts received.

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

The Company believes that once it has met the performance milestone as described in the collaborative agreement, then all of the criteria have been met and that the revenue should be recognized at that date. The Company believes that the performance milestones are substantive and have a risk of non-performance; therefore successful completion on the Company’s part allows it to recognize the payments due for the performance based obligation. As such, the Company recognized €1,462 and €273 in revenue in 2003 and 2004, respectively. The Company recognized € 1,462 in 2003 following completion of the first two milestones under its collaborative agreement with Sigma-Tau and receipt of the related milestone payment .The Company received the milestone of $350 (€273) in 2004 due to the investigational new drug application issuing of the Phase III pivotal study of defibrotide to treat VOD, which was the third milestone under the Company’s collaborative agreement with Sigma-Tau, based upon the exchange rate in effect on the date of receipt.

The Company received up-front payments under the collaborative agreement of €1,130 ($1,000) and €961 ($850) in 2001 and 2002, respectively. The Company is recognizing the up-front payments as income over the expected life of the research period. In 2006, the Company revised the recognition period of the upfront payments to align it with the revised expected residual life of the financed research project, which is expected to be completed by the year ending as of December 31, 2007. Such change has been accounted for prospectively as a change in estimate, resulting in a decrease in our 2006 other income of €140. This license expires on the later of the eighth year of the Company’s launch of the product or the expiration of the U.S. patent regarding the product, which expires in 2010. The Company recognized income of €305, €280 and €140 for the years ended December 31, 2004, 2005 and 2006, respectively from the deferred up-front payments. The agreement also envisions that the Company will produce and supply defibrotide to Sigma Tau for marketing and distribution in the United States if and when the drug is approved by the FDA.

The following table outlines the nature and amount of the upfront and performance based milestone payments recognized as other income and revenue in the accompanying financial statements:

	For the Year Ended December 31,
	2004	2005	2006
Upfront payments recognized ratably	€305	€280	€140
Performance milestone payments	273	-	-
	€578	€280	€140

5. RECEIVABLE

The Company’s account receivable consisted of:

	December 31,
	2005	2006
Account receivable	€8	€227
Account receivable from related parties	1,867	3,478
Total	€1,875	€3,705

The account receivable relates to the sales of active pharmaceutical ingredients to Sirton Pharmaceuticals and other customers. Sirton’s trade receivable outstanding as of December 31, 2006 is guaranteed by FinSirton. Trade receivables from a foreign customer are guaranteed by a letter of credit from a primary bank institution.

6.    INVENTORIES

The Company’s inventories consisted of:

	December 31,
	2005	2006
Raw materials	€199	€293
Semi-finished goods	1,414	689
Finished goods	15	517
Total	€1,628	€1,499

For the years ended December 31, 2005 and 2006, respectively, the Company reserved €341 to adjust a by-product cost to its net realizable value and to account for excess inventory compared with  forecast sales.

7.    PREPAID EXPENSES AND OTHER CURRENT ASSETS

The Company’s prepaid expenses and other current assets consisted of:

	December 31,
	2005	2006
VAT receivables	€707	€876
Other prepaid expenses and current assets	211	551
Total prepaid expenses and current assets	€918	€1,427

The value added tax (or “VAT”) amounts represent a tax on the value of consumption. VAT has no effect on the Company’s operating results, as payments and receipts are allowed to be netted against each other in periodic filings with the tax authorities. The VAT payment system is a “custodial” relationship. VAT liabilities are generated when the Company invoices customers, including the VAT amount, and VAT receivables are created when the Company purchases goods and services subject to VAT.

8.    PROPERTY, MANUFACTURING FACILITY AND EQUIPMENT

The Company’s property, manufacturing facility and equipment consisted of:

	December 31,
	2005			2006
	Cost	Accumulated Depreciation	Net book value	Cost	Accumulated Depreciation	Net book value
Land and building	€2,617	€1,109	€1,508	€2,624	1,179	1,445
Plant and machinery	13,285	6,843	6,442	14,075	7,402	6,673
Industrial equipment	709	579	130	832	598	234
Other	430	294	136	670	335	335
Leasehold improvements	-	-	-	46	9	37
Internally Developed Software	123	-	123	389	27	362
Construction in progress	292	-	292	308	-	308
	€17,456	€8,825	€8,631	€18,944	9,550	9,394

The amount of depreciation expense for the years ended December 31, 2004, 2005 and 2006 was €668, €1,215 and €824, respectively.

In 2006, the Company acquired equipment for €132 under capital lease agreements. The related accumulated depreciation at December 2006 was €9 thousand.

At December 31, 2006, construction in progress was related to cost incurred to purchase an electric meter and back-up electrical power generator, including an advance to the utility company. We are waiting for permission from a local authority to install a back-up generator that we have bought. We are planning to install it by the end of 2007.

9.    INTANGIBLE ASSETS

The Company’s intangible assets consisted of:

	December 31,
	2005			2006
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Patent rights	€463	€234	€229	€855	401	454
Licenses and trademarks	53	15	38	134	32	102
Advance to vendors	-	-	-	30	-	30
Total	€516	€249	€267	€1,019	433	586

The amount of amortization expense for the years ended December 31, 2005 and 2006 was €100 and €184, respectively. We estimate that we will incur amortization for the years ended December 31, 2007, 2008, 2009, 2010, 2011 and 2012 of €191, €191, €132, €20, €20 and €1, respectively.

10.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of:

	December 31,
	2005	2006
Due to employees	€261	€680
Due to social security	132	152
Withholding tax due	91	157
POSI Insurance	300	-
Other payables	279	209
Total	€1,063	€1,198

POSI insurance liability refers to an insurance policy purchased at the time of the initial public offering whose premium payment schedule varies over a period of 18 months. As of December 31, 2006, all of the amount due was paid to the insurance company.

11.    TERMINATION INDEMNITIES

The liability for termination indemnities relates to the employees of the Company in Italy. In accordance with Italian severance pay statutes, an employee benefit is accrued for service to date and is payable immediately upon separation. The termination indemnity is calculated in accordance with local, civil and labor laws based on each employee’s length of service, employment category and remuneration. The termination liability is adjusted annually by a cost-of-living index provided by the Italian Government. There is no vesting period or funding requirement associated with the liability. The liability recorded in the balance sheet is the amount that the Company’s employees would be entitled to receive immediately upon separation. In accordance with EITF 88-1, “Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan”, we record the obligation under the plan at the amount of the vested benefit obligation which is defined as the actuarial present value of the vested benefit to which the employee is entitled if the employee separates immediately. Benefits of approximately €59, €61 and €154 were paid to employees who separated from the Company for the years ended December 31, 2004, 2005 and 2006, respectively. The related charge to earnings was €84, €115 and €129 for the years ended December 31, 2004, 2005 and 2006, respectively.

12.    DEFERRED INCOME

As discussed in Note 4, the Company entered into a license and supply agreement with Sigma Tau and, in partial consideration for certain future distribution rights, has received from Sigma Tau the cumulative amount of €3,002 in upfront payments. These payments are being recognized as income over the expected life of the research period. The amounts received but not yet recognized as revenue are included in deferred income. The amount of deferred income recognized as revenue for the years ended December 31, 2004, 2005 and 2006 was €305, €280 and €140, respectively.

13.    CREDIT FACILITY, LONG-TERM DEBT AND LEASES

Long term debt, net of current maturities consists of:

		December 31,
		2005	2006
a)	Mortgage loan bearing interest at the Euribor 6 month rate plus 1.0%, due February, 2006 (3.63%% and 4.80%, at December 31, 2005 and 2006, respectively)	€119	€-
b)	Mortgage loan bearing interest at the Euribor 6 month rate plus 1.75%, due October, 2006 (4.38% and 5.58% at December 31, 2005 and 2006, respectively)	136	-
c)	Research loan from the Italian Ministry for University and Research, interest at 1% per annum, due January 2012	450	351
d)	Equipment loans secured by the underlying equipment pursuant to the Sabatini Law, interest at 2.1%	656	481
e)	Mortgage loan bearing interest at the Euribor 6 month rate plus 1.4% due August 2010 (4.03% and 5.21% at December 31, 2005 and 2006 respectively	2,000	-
	Mortgage loan bearing interest at the Euribor 6 month rate plus 1.0% due June 2014 (4.8% at December 31, 2006)	-	2,800
f)	Equipment loan secured by marketable securities, bearing interest at the Euribor 3 months rate plus 1.70% due April 2011 (5.36% at December 31, 2006)	-	1,050
g)	Equipment loan bearing interest at the Euribor 3 months rate plus 1.20% due June 2011 (4.86% at December 31, 2006)	-	750
h)	Equipment loan bearing interest at the Euribor 3 months rate plus 0.80% due December 2011 (4.46% at December 31, 2006)	-	230
i)	Financing loan bearing interest at the Euribor 1 months rate plus 1.00% due December 2011 (4.60% at December 31, 2006)	-	500
j)	Financing loan bearing interest at the Euribor 3 months rate plus 1.00% due December 2011 (4.66% at December 31, 2006)	-	225
k)	Other	40	20
		3,401	6,407
	Less current maturities	916	724
	Total	€2,485	€5,683

The loan agreement in the amount of €750 requires the Company to maintain a minimum level of net shareolders’ equity determined in accordance with Italian generally accepted accounting principles.The Company is currently in compliance with the covenant.

The maturities of long-term debt over the next five years as of December 31, 2006 are as follows:

December 31, 2006
2007	€724
2008	1,087
2009	1,310
2010	1,185
2011	864
Thereafter	1,237
Total	€6,407

14. INTEREST RATE CAP AGREEMENTS

On June 28, 2006, as part of the debt restructuring agreement described above, the Company entered into an interest rate cap agreement with BNL providing protection against fluctuations in interest rates with respect to 50% of the total loan commitment. The Euribor rate portion of the interest rate was capped at 4.00%. The agreement expires on June 28, 2011. At that time 50% of the principal is scheduled to be repaid. The fair market value of the interest cap agreement as of December 31, 2006 is €20.

On July 4, 2006 the Company entered into an interest rate cap agreement with San Paolo IMI S.p.A. providing protection against fluctuations in interest rates with respect to 50% of the total loan commitment. The Euribor rate portion of the interest rate was capped at 3.75%. The agreement expires on July 6, 2009. At that time 50% of the principal is scheduled to be repaid. The fair market value of the interest cap agreement as of December 31, 2006 is €6.

On July 5, 2006 the Company entered into an interest rate cap agreement with Banca Intesa S.p.A. providing protection against fluctuations in interest rates with respect to 50% of the total loan commitment. The Euribor rate portion of the interest rate was capped at 3.70%. The agreement expires on July 5, 2009. At that time 50% of the principal is scheduled to be repaid. The fair market value of the interest cap agreement as of December 31, 2006 is €7.

15.  INCOME TAXES

The Company’s income tax expense (benefit) consisted of the following:

	For the Year Ended December 31,
Provision for income taxes:	2004	2005	2006
Current expense	€65	€-	€-
Deferred expense (benefit)	(37)	646	-
Total income tax expense	€28	€646	€-

The components of the Company’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2005	2006
Deferred tax assets:
Net operating losses	€3,689	€7,823
Capitalization of research & development costs	1,892	2,897
Other	92	3
Deferred tax assets	5,673	10,723
Deferred tax liabilities:
Other	12	—
Deferred tax liabilities	12	—
Net deferred tax assets	5,661	10,723
Valuation Allowance	(5,661)	(10,723)
Net deferred taxes	€—	€—

The Italian statutory tax rate for 2003 was 38.25% consisting of a 34% national corporate income tax (“IRPEG”) and a 4.25% Regional Tax on Productive Activities which is computed on a taxable income base which is higher than the pre-tax income reported in the statements of operations. Beginning in 2004 the IRPEG was replaced by a new tax, IRES, with a further rate reduction from 34% to 33%, effective January 1, 2004.

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

A reconciliation between income taxes computed on pre-tax income and income taxes computed at the statutory rates is as follows:

	Year Ended December 31
	2004	2005	2006
Pre-tax loss	€(7,000)	€(11,673)	€(14,368)

Tax benefit at statutory rates	€(2,311)	€(3,852)	€(4,741)

Effect of permanent book/tax differences	37	249	(263)
Non-deductible expenses	527	743	301
Asset basis differences	(16)	351	(359)
Valuation allowances	1,791	3,155	5,062
Net operating losses	-	-	-
Total income tax expense	€28	€646	€-

As of December 31, 2006 the Company’s tax position and relative carry-forward is as follow:

Year	Tax loss	Tax benefit	Expiring date
2004	3,128	1,032	2009
2005	7,580	2,502	2010
2006	12,997	4,289	2011
	23,705	7.823

16. SHAREHOLDERS’ EQUITY

The Company had 9,610,630 and 11,773,613 ordinary shares of €1.00 par value per share issued and outstanding as of December 31, 2005 and December 31, 2006, respectively. On December 31, 2006, the authorized shares were 15,111,292. Authorized capital is as follows:

	December 31
	2005	2006
Issued and outstanding	9,610,630	11,773,613
Reserved for exercise of warrants	1,216,816	1,572,404
Reserved for underwriters purchase option	151,200	75,600
Reserved for future planned offerings	151,675	151,675
Reserved for share option plans	1,560,000	1,538,000
	12,690,321	15,111,292

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

On June 21, 2005, the Company completed an IPO of 2,400,000 ordinary shares at a price of $9.00 per share, generating gross proceeds of $21,600, and on July 27, 2005, the underwriters exercised part of their over-allotment option by purchasing an additional 300,000 ordinary shares generating additional gross proceeds of $2,700. The IPO underwriting discount and other offering costs amounted to €3,919 and were charged against additional paid-in capital.

On October 14, 2005, the Company completed a private placement of 1,551,125 ordinary shares at $7.05 per ordinary share. Gross proceeds from the offering were $10,900 (€9,100). The private placement offering cost amounted to €1,066 and was charged against additional paid in capital. As part of the private placement, the Company issued warrants for the purchase of an aggregate of 620,450 ordinary shares at an exercise price of $9.69 per ordinary share. The warrants have a term of exercise of five years. In addition, the Company issued to one of the placement agents a five year warrant for the purchase of 93,068 ordinary shares at an exercise price of $9.69 per ordinary share. In April 2006, we issued 93,524 ordinary shares upon exercise of a warrant, at a price per share of 9.69, for aggregate proceeds of $906.

On June 6, 2006, the Company completed a private placement of 1,943,525 ordinary shares at $11.39 per ordinary share. Gross proceeds from the offering were $22,100 (€17,200). The private placement offering costs amounted to €1,333 and were charged against additional paid-in capital. As part of the private placement, the Company issued warrants for the purchase of an aggregate of 388,705 ordinary shares at an exercise price of $14.50 per ordinary share. The warrants have a term of five years. In addition, the Company issued to one of the placement agents a five year warrant for the purchase of 77,741 ordinary shares at an exercise price of $17.40 per ordinary share. In December 2006, we issued 10,000 ordinary shares upon exercise of a warrant, at a price per share of $14.50, for proceeds of $145.

The Board of Directors of the Company, in execution of the resolution taken at the Extraordinary Shareholders Meeting held on April 28, 2006, was granted the authority to increase the share capital of the Company from time to time. This could be done through issuance of shares, warrants and/or convertible bonds, per the provisions of Articles 2443 and 2420, part 3 of the Italian Civil Codes. In December 2006, the Board of Directors of the Company deliberated the issuance of 151,200 warrants, to be conferred to institutional investors who were involved in Company’s initial public offering. As of December 31, 2006, 75,600 warrants were exercised at a price per share of $11.25, for proceeds of $851.

Italian law restricts the amount of dividends that can be paid on an annual basis. Before dividends can be paid out of net income in any year, an amount equal to 5% of such net income must be allocated to the statutory legal reserve until such reserve is at least equal to one-fifth of the par value of the issued shares. If the capital account is reduced as a result of statutory losses, no amounts can be paid until the capital account is restored. Dividends can only be declared on the basis of the statutory equity available, which can be substantially different from the US GAAP equity reported herein. In addition to restrictions on the amount of dividends, Italian law also prescribes the procedures required if a company’s aggregate par value falls below a certain level. The law states that if the aggregate par value is reduced by more than one third, then the shareholders must take action, which could include a recapitalization of the company. Based on our statutory equity at December 31, 2006, no amounts are eligible to be paid as dividends and the Company has no intention to pay a dividend in the foreseeable future.

Warrants

A summary of the status of the Company’s warrants issued as of December 31, 2005 and 2006 and changes during the years then ended is presented below.

	Warrants	Weighted Average Exercise Price
Balance, December 31, 2003	—
Granted	503,298	€7.15	$9.52
Exercised	-	-	-
Cancellations	-	-	-
Balance, December 31, 2004	503,298	€7.15	$9.52
Granted	713,518	€8.21	$9.69
Exercised	-	-	-
Cancellations	-	-	-
Balance, December 31 2005	1,216,816	€8.14	$9.61
Granted	617,646	€12.13	$14.07
Exercised	(197,458)	€8.29	$10.52
Cancellations	-
Balance, December 31, 2006	1,637,004	€9.63	$11.18

17.      EQUITY INCENTIVE PLANS.

2004 Equity Incentive Plan

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

Each director who is not otherwise one of our employees or consultants automatically was granted a nonstatutory share option for 10,000 ordinary shares upon his or her initial election or appointment to our board of directors after the completion of our initial public offering. These grants vest one-third one year after the date of grant and the remainder in twenty-four equal monthly installments beginning one year and one month from the date of grant, provided that the person is still serving as a non-employee director on each such vesting date. Upon the conclusion of each regular annual meeting of our shareholders, each non-employee director receives a nonstatutory share option for 5,000 ordinary shares. These grants vest in twelve equal monthly installments beginning one month from the date of grant, provided that the person is still serving as a non-employee director on each such vesting date. The exercise price of the options granted to non-employee directors is equal to the fair market value of our ordinary shares on the date of grant and the term ends on the earlier of 10 years from the date of grant and September 30, 2009

2004 Italy Stock Award Sub-Plan

Our Amended and Restated 2004 Italy Stock Award Sub-Plan is a part of our Amended and Restated 2004 Equity Incentive Plan and provides for the grant of share options and the issuance of share grants to certain of our employees who reside in the Republic of Italy and who are liable for income tax in the Republic of Italy. Generally, the exercise price for a share option under the Italy sub-plan cannot be less than the average of the closing price of our ordinary shares listed on the American Stock Exchange or The Nasdaq Global Market System, as applicable, over the 30 days preceding the date of grant. The Italy sub-plan will terminate on September 30, 2009 unless sooner terminated by our board of directors.

2004 Nonstatutory Share Option Plan and Agreement

On September 30, 2004, the Company adopted a Non-Statutory Stock Option Plan and Agreement for 60,000 shares of its ordinary shares and on October 1, 2004, granted to an officer of the Company a non-qualified option to purchase 60,000 shares. The option has a term ending on September 30, 2009.

In accordance with the provision of SFAS No. 123R, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the service period. As of December 31, 2005 and 2006, the compensation committee of the Company’s board of directors granted options to purchase 992,000 and 145,000 shares of the Company’s ordinary shares to the Company’s officers, directors and consultants. The Company recorded non cash compensation expense of €379, €474 and €908 for the years ended December 31, 2004, 2005 and 2006, respectively. The Company expects to incur significant non-cash compensation expense for option grants in the future.

The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model. The weighted average fair market value of options granted to officers, directors and consultants for the years ended December 31 2004, 2005 and 2006, as of the date of the grants, was $4.55, $2.74 and $4.42, respectively. The assumptions used in the calculation of the fair value of options granted during the years ended December 31, 2004, 2005 and 2006, were a weighted average expected term of 2.0, 3.0 and 3.0 years, a weighted average expected volatility rate of  60%, 40% and 40% and a weighted average risk-free interest rate of  3.19%, 3.94% and 4.96%, respectively.

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

The Company applies EITF 96-18 in accounting for options granted to consultants. For the years ended December 31, 2004, 2005 and 2006, the Company recorded non-cash compensation expense of approximately €379, €148 and €94 respectively. As of December 31, 2004, 2005 and 2006, options issued to consultants amounted to 85,000, 50,000 and 15,000, respectively.

A summary of the Company's stock option activity and related information is as follows, based on the exchange rate in effect on the grant date and applicable other date below:

	Shares Available for Grant	Shares	Weighted Average Exercise Price
Options available upon plan adoption	1,560,000	—
Granted	(85,000)	85,000	€5.12	$6.82
Exercised	-	-	-	-
Cancellations	-	-	-	-
Options outstanding at December 31, 2004	1,475,000	85,000	€5.12	$6.82
Granted	(907,000)	907,000	€7.51	$8.90
Exercised	-	-	-	-
Cancellations	-	-	-	-
Options outstanding at December 31, 2005	568,000	992,000	€7.36	$8.72
Granted	(145,000)	145,000	€10.12	$13.45
Exercised	-	(22,000)	€4.23	$5.58
Cancellations	-	-	-	-
Options outstanding at December 31, 2006	423,000	1,115,000	€7.15	$9.45

The intrinsic value of options exercised in 2006 was €185. The estimated fair value of shares vested during 2004, 2005 and 2006 was $540, $821 and $1,813, respectively. The following table summarizes outstanding and exercisable options as of December 31, 2006, based on the exchange rate in effect on December 31, 2006:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted- Average Years Remaining on Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
€4.23 ($5.58)	38,000	2.75	€4.23 ($5.58)	38,000	€4.23 ($5.58)
€5.36 ($7.08)	15,000	2.82	€5.36 ($7.08)	5,833	€5.36 ($7.08)
€5.99 ($7.90)	10,000	2.91	€5.99 ($7.90)	3,611	€5.99 ($7.90)
€6.06 ($8.00)	50,000	2.95	€6.06 ($8.00)	50,000	€6.06 ($8.00)
€6.82 (€9.00)	832,000	2.51	€6.82 (€9.00)	416,000	€6.82 (€9.00)
€7.58 ($10.00)	25,000	2.96	€7.58 ($10.00)	25,000	€7.58 ($10.00)
€9.09 ($12.00)	15,000	2.72	€9.09 ($12.00)	15,000	€9.09 ($12.00)
€9.55 ($12.60)	90,000	2.72	€9.55 ($12.60)	17,500	€9.55 ($12.60)
€13.15($17.35)	40,000	2.72	€13.15($17.35)	22,222	€13.15($17.35)
	1,115,000			593,166

The aggregate intrinsic value of the options outstanding at December 31, 2006 and 2005, were $12,150 and $225. The aggregate intrinsic value of options exercisable as of December 31 2006 and 2005 was $6,612 and $136, respectively.

18.      NET LOSS PER SHARE

Net loss per share is computed using the weighted average number of shares of common stock outstanding during the applicable period. Shares associated with stock options and warrants are not included because they are antidilutive. There are no differences between basic and diluted net loss per share for all periods presented.

19.  COMMITMENTS AND CONTINGENCIES

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

The initial contract term of the swine intestinal mucosa supply agreement expires on December 31, 2007, with automatically renewable three year periods, unless either party notifies the other party in writing six months prior to the annual date of termination. We must give written purchase orders to La.bu.nat at least two months in advance of the date of delivery. For the year ending as of December 31, 2007, the purchase price has been determined at €0.1757 kg. After December 31, 2007, both parties may request renegotiation of the price with reference to market trends and manufacturing costs. In the event that the parties cannot agree on a renegotiated price, an arbitrator will determine the new price.

The initial contract term of the swine duodenum supply agreement expires on December 31, 2007, with automatically renewable three year periods, unless either party notifies the other party in writing six months prior to the annual date of termination. We must give written purchase orders to La.bu.nat at least four months in advance of the date of delivery. For the year ending as of December 31, 2007, the purchase price has been determined in €1.0157 kg subject to 5% discount for quantities purchased over 90,000 kg.

While we have no current arrangements with any other supplier of our critical raw material, we believe there are suitable alternative sources of pig intestine. The FDA and other regulatory bodies may evaluate La.bu.nat.’s or any other supplier’s processing centers as part of approving our product candidates and the ongoing production of our products.

Other contracts

In connection with our purchase of the Italian marketing rights to defibrotide and the related trademarks from Crinos, we paid Crinos €4,000 in 2006, placed another €4,000 in escrow, which were released to Crinos at the time the authorizations were transferred, and agreed to pay Crinos two additional installments of €4,000 each by December 31, 2007 and December 31, 2008.

20.  RELATED PARTY TRANSACTIONS

The Company’s largest shareholder is FinSirton. Historically, FinSirton has provided the Company with office space, personnel, administrative services, information technology systems and accounting services. Sirton, which is a wholly owned subsidiary of FinSirton, purchases products from the Company. Sales to Sirton account for most of the Company’s existing product sales. Sirton has also historically provided the Company with a number of business services such as purchasing, logistics, quality assurance, quality control, analytical assistance for research and development, and regulatory services. Beginning in April 2005, the Company started to build-up internal functions and activities that were previously provided by FinSirton and Sirton. As of December 31, 2006, the Company had established purchasing, logistics, quality assurance, accounting, controlling and reporting departments, information technology departments treasury and regulatory. The Company still depends on FinSirton for corporate services and payroll and on Sirton for infrastructure costs and quality control. The Company is planning to internalize some of these services.

Approximately 92%, 97% and 92% of Company sales for the years ended December 31, 2004, 2005 and 2006, respectively, have been to Sirton. Sirton manufactures finished products from, in part, our products, and sells those products primarily to one customer, Crinos.

For the years ended December 31, 2004, 2005 and 2006, the Company had the following transactions with its affiliates:

	For the Year Ended December 31,
	2004	2005	2006
Revenues	€2,870	€3,260	€3,754
Expenses	1,665	1,047	854

As of December 31, 2005 and 2006 the Company had the following balances with its affiliates:

	December 31,
	2005	2006

Receivables	€1,867	€3,478
Payables	542	454

The receivable from related parties relates to the sales by the Company of defibrotide and other pharmaceutical ingredients to Sirton. FinSirton guaranteed the Sirton’s trade receivable outstanding as of December 31, 2006. The payables relate to services provided to the Company by Sirton and FinSirton according to agreements with these affiliates. These agreements involve a range of services, such as general management, human resources, payroll and quality monitoring services. The agreements each have recurring one year terms, and may be terminated by either party upon written notice to the other party at least one month prior to the expiration of the term. The accounting policies applied to transactions with affiliates are consistent with those applied in transactions with independent third parties and management believes that all related party agreements are negotiated on an arm’s length basis.

Leases

On January 1, 2005, the Company entered into a lease agreement with Sirton for manufacturing, laboratory and office space. This agreement expires on December 31, 2010. Total expenses under this operating lease for 2005 and 2006 amounted to €8 and €8, respectively.

On January 1, 2005, the Company entered into a lease agreement with FinSirton to lease space for offices, laboratories and storage facilities. This agreement expires on December 31, 2010. Total expenses under this operating lease for 2005 and 2006 amounted to €156 and €159, respectively.

Future minimum lease payment non-cancellable under operating leases as of December 31, 2006 are:

Operating Leases
2006	€163
2007	163
2008	163
2009	163
2010	—
Total minimum lease payments	€652

21.  SUBSEQUENT TRANSACTIONS

In February 2007, we issued 2,354,000 ordinary shares in a private placement for aggregate gross proceeds of $47,480.

In April 2007, the official transfer of the Italian marketing authorizations that we purchased from Crinos was publized in the Italian Official Gazette, which means that such transfer is now effective. We expect to release the €4,000 that is currently held in escrow pending this publication to Crinos in the immediate future.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GENTIUM S.P.A. (Registrant)

By:	/s/ Laura Ferro, M.D.
Dr. Laura Ferro President and Chief Executive Officer

Date: April 30, 2007

INDEX OF EXHIBITS

Exhibit	Description
1(i)
Articles of Association of Gentium S.p.A., formerly known as Pharma Research S.r.l. dated November 11, 1993, incorporated by reference to Exhibit 3(i) to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

1(ii)	Amended and Restated Bylaws of Gentium S.p.A. dated April 27, 2007

2.1
Underwriting Agreement, dated June 16, 2005, between Gentium S.p.A. and Maxim Group LLC and I-Bankers Securities Inc., incorporated by reference to Exhibit 1.1 to Amendment No. 1 to the Registration Statement on Form F-1, Registration No. 333-130796, previously filed with the SEC on January 26, 2006.

2.2
Form of Representatives’ Purchase Option between Gentium S.p.A. and Maxim Group LLC and I-Bankers Securities Inc., incorporated by reference to Exhibit 1.2 to Amendment No. 5 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on June 9, 2005.

2.3
Form of Lock-Up Agreement, incorporated by reference to Exhibit 1.3 to Amendment No. 4 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on May 31, 2005.

2.1	Intentionally omitted

2.2.1
Form of Series A senior convertible promissory note, incorporated by reference to Exhibit 4.2.1 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

2.2.2	Form of warrant, incorporated by reference to Exhibit 4.2.2 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

2.2.3
Pledge Agreement between FinSirton S.p.A. (previously known as Finanziaria Sirton S.p.A.) and I-Bankers Securities Inc. as representative of the holders of the Series A senior convertible promissory notes dated October 15, 2004, incorporated by reference to Exhibit 4.2.3 to Amendment No. 1 to the Registration Statement on Form F-1, Registration No. 333-130796, previously filed with the SEC on January 26, 2006.

2.2.4
Form of Investors’ Rights Agreement between Gentium S.p.A. and holders of the Series A senior convertible promissory notes and warrants dated October 15, 2004, incorporated by reference to Exhibit 4.2.4 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

2.2.5
Form of subscription agreement for Series A senior convertible promissory note and warrant, incorporated by reference to Exhibit 4.2.5 to Amendment No. 1 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on April 7, 2005.

2.2.6
Amendment No. 1 to Gentium S.p.A. Series A Senior Convertible Promissory Notes, Warrants, Subscription Agreements and Investor Rights Agreements among Gentium S.p.A. and the other parties thereto dated May 27, 2005, incorporated by reference to Exhibit 4.2.6 to Amendment No. 4 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on May 31, 2005.

Exhibit	Description
2.3
Investors’ Rights Agreement by and among Gentium S.p.A., Alexandra Global Master Fund Ltd. and Generation Capital Associates made as of January 10, 2005, incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

2.4	Intentionally omitted.

2.5
Investors’ Rights Agreement by and among Gentium S.p.A. and Sigma Tau Finanziaria S.p.A. made as of April 4, 2005, incorporated by reference to Exhibit 4.5 to Amendment No. 1 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on April 7, 2005.

2.6
Form of Deposit Agreement among Gentium S.p.A., The Bank of New York and the owners and beneficial owners from time to time of American Depositary Receipts (including as an exhibit to the form of American Depositary Receipt), incorporated by reference to Exhibit 4.6 to Amendment No. 5 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on June 9, 2005.

2.7	Form of American Depositary Receipt (see Exhibit 2.6).

2.8.1
Securities Subscription Agreement among Gentium S.p.A. and the other parties thereto dated as of October 3, 2005, incorporated by reference to Exhibit 4.8.1 to the Registration Statement on Form F-1, Registration No. 333-130796, previously filed with the SEC on December 30, 2005.

2.8.2
Form of American Depositary Shares Purchase Warrant by Gentium S.p.A. dated October 14, 2005, incorporated by reference to Exhibit 4.8.2 to the Registration Statement on Form F-1, Registration No. 333-130796, previously filed with the SEC on December 30, 2005.

2.8.3
Registration Rights Agreement among Gentium S.p.A. and the other parties thereto made and entered into as of October 14, 2005, incorporated by reference to Exhibit 4.8.3 to the Registration Statement on Form F-1, Registration No. 333-130796, previously filed with the SEC on December 30, 2005.

2.8.4
Escrow Agreement between Gentium S.p.A. and The Bank of New York dated as of October 14, 2005, incorporated by reference to Exhibit 4.8.4 to the Registration Statement on Form F-1, Registration No. 333-130796, previously filed with the SEC on December 30, 2005.

2.9.1
Securities Subscription Agreement among Gentium S.p.A. and the other parties thereto dated as of May 31, 2006, incorporated by reference to Exhibit 4.9.1 to the Registration Statement on Form F-3, Registration No. 333-135622, previously filed with the SEC on July 6, 2006.

2.9.2
Form of American Depositary Shares Purchase Warrant by Gentium S.p.A. dated June 6, 2006, incorporated by reference to Exhibit 4.9.2 to the Registration Statement on Form F-3, Registration No. 333-135622, previously filed with the SEC on July 6, 2006.

2.9.3
Form of Ordinary Share Warrant by Gentium S.p.A. dated June 6, 2006, incorporated by reference to Exhibit 4.9.3 to the Registration Statement on Form F-3, Registration No. 333-135622, previously filed with the SEC on July 6, 2006.

Exhibit	Description
2.9.4
Registration Rights Agreement among Gentium S.p.A. and the other parties thereto made and entered into as of June 6, 2006, incorporated by reference to Exhibit 4.9.4 to the Registration Statement on Form F-3, Registration No. 333-135622, previously filed with the SEC on July 6, 2006.

2.10.1
Securities Subscription Agreement among Gentium S.p.A. and the other parties thereto, dated as of February 6, 2007, incorporated by reference to Exhibit 2 to the report on Form 6-K, previously filed with the SEC on February 7, 2007.

2.10.2
Escrow Agreement between Gentium S.p.A., The Bank of New York and ThinkEquity Partners LLC, dated as of February 6, 2007, incorporated by reference to Exhibit 4 to the report on Form 6-K, previously filed with the SEC on February 7, 2007.

2.10.3
Registration Rights Agreement among Gentium S.p.A. and the other parties thereto made and entered into as of February 9, 2007, incorporated by reference to Exhibit 4.10.3 to the Registration Statement on Form F-3, Registration No. 333-141198, previously filed with the SEC on March 9, 2007.

4.1.1
Amended and Restated 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8, Registration No. 333-137534, previously filed with the SEC on September 22, 2006.

4.1.2	Amendment No. 1 to Amended and Restated 2004 Equity Incentive Plan, made as of March 26, 2007.

4.2.1
Amended and Restated Nonstatutory Share Option Plan and Agreement dated March 23, 2006, incorporated by reference to Exhibit 4.2 to the Annual Report on Form 20-F for the year ended December 31, 2005, previously filed with the SEC on May 30, 2006.

4.2.2	Amendment No. 1 to Amended and Restated Nonstatutory Share Option Plan and Agreement, made as of March 26, 2007.

4.3
Loan Agreement between Banca Nazionale del Lavoro S.p.A. and Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., dated November 20, 1996, incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.4
Loan Agreement between Banca Nazionale del Lavoro S.p.A. and Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., dated May 27, 1999, incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.5
Deed of Agreement of Assumption of Debts among Sirton Pharmaceuticals S.p.A., Gentium S.p.A. and Banca Nazionale del Lavoro S.p.A. dated February 14, 2003, regarding Loan Agreement between Banca Nazionale del Lavoro S.p.A. and Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., dated November 20, 1996, and Loan Agreement between Banca Nazionale del Lavoro S.p.A. and Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., dated May 27, 1999, incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

Exhibit	Description
4.6
Ministry for Universities, Scientific and Technological Research Loan granted to Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., by Sanpaolo Imi S.p.A., dated September 27, 2000, incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.7.1
Loan Agreement between Banca Nazionale del Lavoro S.p.A. and Gentium S.p.A. dated July 20, 2004, incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.7.2
Deed of Pledge by Gentium S.p.A. in favor of Banca Nazionale del Lavoro S.p.A. dated May 16, 2006, incorporated by reference to Exhibit 4.7.2 to the Annual Report on Form 20-F for the year ended December 31, 2005, previously filed with the SEC on May 30, 2006.

4.7.3
Loan Agreement between Banca Nazionale del Lavoro S.p.A. and Gentium S.p.A. dated June 14, 2006 incorporated by reference to Exhibit 10.7.3 to the Registration Statement on Form F-3, Registration No. 333-135622, previously filed with the SEC on July 6, 2006.

4.8
Loan Agreement between Sirton Pharmaceuticals S.p.A. and Gentium S.p.A. dated March 2004, incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.9
Loan Agreement between Sirton Pharmaceuticals S.p.A. and Gentium S.p.A. dated May 2004, incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.10
Loan Agreement between Sirton Pharmaceuticals S.p.A. and Gentium S.p.A. dated June 2004, incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.11
Loan Agreement between Sirton Pharmaceuticals S.p.A. and Gentium S.p.A. dated July 2004, incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.12.1
Clinical Trial Agreement between Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., and Dana-Faber/Partners Cancer Care, Inc. dated December 27, 1999, incorporated by reference to Exhibit 10.12.1 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.12.2
Amendment No. 1 to Clinical Trial Agreement between Gentium S.p.A. and Dana-Farber/Partners Cancer Care, Inc. dated October 19, 2000, incorporated by reference to Exhibit 10.12.2 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.12.3
Amendment No. 2 to Clinical Trial Agreement between Gentium S.p.A. and Dana-Farber/Partners Cancer Care, Inc. dated January 28, 2004, incorporated by reference to Exhibit 10.12.3 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.12.4
Amendment No. 3 to Clinical Trial Agreement between Gentium S.p.A. and Dana-Farber/Partners Cancer Care, Inc. dated April 1, 2006, incorporated by reference to Exhibit 10.12.4 to the Registration Statement on Form F-3, Registration No. 333-141198, previously filed with the SEC on March 9, 2007.

Exhibit	Description
4.13
Trial Agreement between the European Blood and Marrow Transplantation Group and Gentium S.p.A. dated February 26, 2004, incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.14.1
Research Agreement between Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., and Consorzio Mario Negri Sud dated June 14, 2000, incorporated by reference to Exhibit 10.14.1 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.14.2
Letter from Gentium S.p.A. to Consorzio Mario Negri Sud dated February 23, 2004 extending Research Agreement between Gentium S.p.A., successor in interest to Crinos Industria Farmacobiologica S.p.A., and Consorzio Mario Negri Sud dated June 14, 2000, incorporated by reference to Exhibit 10.14.2 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.15
License and Supply Agreement by and between Gentium S.p.A. and Sigma-Tau Pharmaceuticals, Inc. (assignee of Sigma Tau Industrie Farmaceutiche Riunite S.p.A.) dated December 7, 2001, incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.16
Umbrella Agreement among Sirton Pharmaceuticals S.p.A. (formerly known as Crinos Industria Farmacobiologica S.p.A.), Gentium S.p.A., Crinos S.p.A. and SFS Stada Financial Services Ltd dated May 17, 2002, incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.17
License Agreement between Crinos S.p.A. and Gentium S.p.A. dated July 15, 2004, incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.18
Purchase Agreement by and among Sirton Pharmaceuticals S.p.A., Gentium S.p.A. and Axcan Pharma Inc. dated October 9, 2002, incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.19
Agreement between Sirton Pharmaceuticals S.p.A. and Gentium S.p.A. dated October 9, 2002, regarding the Purchase Agreement with Axcan Pharma Inc., incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.20
License and Supply Agreement between Gentium S.p.A. and Abbott S.p.A. dated June 11, 2002, incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.21
Supply Agreement between Gentium S.p.A. and La.bu.nat. S.r.l. dated January 12, 2004, incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.22
Supply Agreement between Gentium S.p.A. and La.bu.nat. S.r.l. dated January 12, 2004, incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

Exhibit	Description
4.23
Supply Agreement between Gentium S.p.A. and Samil Pharm. Co. Ltd. dated November 11, 2003, incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.24.1
Active Pharmaceutical Ingredient Agreement between Sirton Pharmaceuticals S.p.A. and Gentium S.p.A. dated January 2, 2004, incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.24.2
Contract to Supply Active Ingredients between Sirton Pharmaceuticals S.p.A. and Gentium S.p.A. dated January 2, 2006, incorporated by reference to Exhibit 4.24.2 to the Annual Report on Form 20-F for the year ended December 31, 2005, previously filed with the SEC on May 30, 2006.

4.25.1
Agreement for the Supply of Services between FinSirton S.p.A. and Gentium S.p.A. dated January 2, 2004, incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.25.2
Service Agreement between FinSirton S.p.A. and Gentium S.p.A. dated January 2, 2006, incorporated by reference to Exhibit 10.25.2 to the Annual Report on Form 20-F for the year ended December 31, 2005, previously filed with the SEC on May 30, 2006.

4.26.1
Agreement for the Supply of Services between Sirton Pharmaceuticals S.p.A. and Gentium S.p.A. dated January 2, 2004, incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.26.2
Service Agreement between Sirton Pharmaceuticals S.p.A. and Gentium S.p.A. dated January 2, 2006, incorporated by reference to Exhibit 10.26.2 to the Annual Report on Form 20-F for the year ended December 31, 2005, previously filed with the SEC on May 30, 2006.

4.27
Service Agreement between Sirton Pharmaceuticals S.p.A. and Gentium S.p.A. dated January 2, 2004, incorporated by reference to Exhibit 10.27 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.28
Lease Agreement between Sirton Pharmaceuticals S.p.A. (formerly known as Crinos Industria Farmacobiologica S.p.A.) and Gentium S.p.A. (formerly known as Pharma Research S.r.L.) dated January 2, 2001, incorporated by reference to Exhibit 10.28 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.29
8% Promissory Note in the amount of €106,000 issued by Gentium S.p.A. to Alexandra Global Master Fund Ltd. dated March 29, 2005, incorporated by reference to Exhibit 10.29 to Amendment No. 1 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on April 7, 2005.

4.30
General Consulting Agreement between Gentium S.p.A. and Bradstreet Clinical Research & Associates, Inc., dated March 19, 2004, incorporated by reference to Exhibit 10.30 to Amendment No. 1 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on April 7, 2005.

Exhibit	Description
4.31.1
Consulting Agreement between Gentium S.p.A. and KKS-UKT, GmbH, dated April 20, 2004, incorporated by reference to Exhibit 10.31 to Amendment No. 1 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on April 7, 2005.

4.31.2	Consulting Agreement between Gentium S.p.A. and KKS-UKT, GmbH, dated February 12, 2006.

4.31.3	Consulting Agreement between Gentium S.p.A. and KKS-UKT, GmbH, dated February 13, 2006.

4.32.1
Commercial Lease Agreement between Gentium S.p.A. and FinSirton S.p.A. dated January 1, 2005, incorporated by reference to Exhibit 10.32 to Amendment No. 2 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on May 10, 2005.

4.32.2.	Commercial Lease Agreement between Gentium S.p.A. and FinSirton S.p.A. dated January 1, 205.

4.33
Commercial Lease Agreement between Gentium S.p.A. and Sirton Pharmaceuticals S.p.A. dated January 1, 2005, incorporated by reference to Exhibit 10.33 to Amendment No. 2 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on May 10, 2005.

4.34
Form of indemnification agreement between Gentium S.p.A. and each officer and director, incorporated by reference to Exhibit 10.34 to Amendment No. 2 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on May 10, 2005.

4.35
Services Agreement between MDS Pharma Services s.r.l. and Gentium S.p.A. dated October 24, 2005, incorporated by reference to Exhibit 4.35 to the Annual Report on Form 20-F for the year ended December 31, 2005, previously filed with the SEC on May 30, 2006.

4.36
Financing Contract between Banca Intesa Mediocredito S.p.A. and Gentium S.p.A. dated April 20, 2006, incorporated by reference to Exhibit 4.36.2 to the Annual Report on Form 20-F for the year ended December 31, 2005, previously filed with the SEC on May 30, 2006.

4.37.1
Master Agreement, dated December 28, 2006, among Gentium S.p.A., Crinos S.p.A., SFI Stada Financial Investments Ltd. and SFS Stada Financial Services International Ltd., incorporated by reference to Exhibit 2 to the report on Form 6-K, previously filed with the SEC on January 3, 2007.

4.37.2
AIC Transfer Agreement, dated December 28, 2006, between Gentium S.p.A. and Crinos S.p.A., incorporated by reference to Exhibit 3 to the report on Form 6-K, previously filed with the SEC on January 3, 2007.

4.37.3
Letter Agreement relating to AIC Transfer Agreement, dated December 28, 2006, between Gentium S.p.A. and Crinos S.p.A., incorporated by reference to Exhibit 4 to the report on Form 6-K, previously filed with the SEC on January 3, 2007.

4.37.4
Escrow Agreement, dated December 28, 2006, between Gentium S.p.A., Crinos S.p.A. and Deutsche Bank S.p.A., incorporated by reference to Exhibit 5 to the report on Form 6-K, previously filed with the SEC on January 3, 2007.

Exhibit	Description
4.37.5
Distribution Agreement, dated December 28, 2006, between Gentium S.p.A. and Crinos S.p.A., incorporated by reference to Exhibit 6 to the report on Form 6-K, previously filed with the SEC on January 3, 2007.

4.37.6
License of Trademark Noravid, dated December 28, 2006, by and between SFI Stada Financial Investments Ltd., Crinos S.P.A. and Gentium S.P.A., incorporated by reference to Exhibit 7 to the report on Form 6-K, previously filed with the SEC on January 3, 2007.

4.37.7
License of Trademark Prociclide, dated December 28, 2006, by and between SFI Stada Financial Investments Ltd., SFS Stada Financial Services Ltd. and Gentium S.p.A., incorporated by reference to Exhibit 8 to the report on Form 6-K, previously filed with the SEC on January 3, 2007.

4.38	Loan Agreement for €230,000 with Banca Intesa S.p.A., dated December 20, 2006, incorporated by reference to Exhibit 2 to the report on Form 6-K, previously filed with the SEC on February 2, 2007.

4.39	Loan Agreement for €500,000 with Banca Intesa S.p.A., dated December 20, 2006, incorporated by reference to Exhibit 3 to the report on Form 6-K, previously filed with the SEC on February 2, 2007.

4.40	Loan Agreement for €225,000 with Banca Intesa S.p.A., dated December 20, 2006, incorporated by reference to Exhibit 4 to the report on Form 6-K, previously filed with the SEC on February 2, 2007.

4.41
Master Services Agreement, dated March 14, 2007, between MDS Pharma Services (US), Inc. and Gentium S.p.A., incorporated by reference to Exhibit 1 to the report on Form 6-K, previously filed with the SEC on March 20, 2007.

4.42	2007 Stock Option Plan, dated March 26, 2007.

4.43	Loan Agreement, dated June 30, 2006, between San Paolo IMI S.p.A. and Gentium S.p.A.

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Chief Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15(a)	Consent of Reconta Ernst & Young S.p.A. dated April 30, 2007.