Form 20-F
period 2008-12-31
Gentium S.p.A.
filed 2009-03-31
CIK 1314755

As filed with the Securities and Exchange Commission on March 31, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: December 31, 2008

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

14,956,317 ordinary shares

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
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☑

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Not applicable.

TABLE OF CONTENTS

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

GENTIUM S.P.A.

We are a biopharmaceutical company focused on the development and manufacture of defibrotide, a DNA based drug derived from pig intestines, to treat and prevent a disease called hepatic veno-occlusive disease, or VOD, a condition in which some of the veins in the liver are blocked as a result of cancer treatments such as chemotherapy or radiation treatments that are given prior to stem cell transplantation.  Severe VOD is the most extreme form of VOD and is associated with multiple-organ failure. We are concluding a Phase III clinical trial of defibrotide to treat severe VOD in the United States, Canada and Israel, but do not believe that this current Phase III clinical trial will produce sufficient data to obtain regulatory approval in the United States or Europe; however we do expect to utilize this data as supportive data for future clinical trials. We are also conducting a Phase II/III clinical trial of defibrotide in Europe to prevent VOD in children, which we believe could provide contingent regulatory approval in Europe upon positive data.  We are currently working on a revised strategy with our commercial partner regarding the treatment indication of defibrotide.

We have a plant in Italy where we manufacture active pharmaceutical ingredients, which are used to make the finished forms of various drugs.  One of those active pharmaceutical ingredients is defibrotide.  The other active pharmaceutical ingredients that we manufacture for sale are urokinase, calcium heparin, sodium heparin and sulglicotide.  We sell these other active pharmaceutical ingredients to other companies to be made into various drugs.  All of the Company’s operating assets are located in Italy.

We have prepared our financial statements assuming that we will continue as a going concern, which contemplates realization of assets and satisfaction of liabilities in the normal course of business.  We have accumulated a deficit of €95.11 million since inception and expect to continue to incur net operating losses for the foreseeable future and may never become profitable. We have not generated any revenues from our primary product candidate, other than for limited use in Italy, and are dependent upon significant financing or alternative funding to provide the working capital necessary to execute our business plan.  We currently anticipate that our cash and cash equivalents as of December 31, 2008 are sufficient to meet our anticipated working capital and operating needs through August of 2009. Accordingly, if we do not obtain sufficient funding in the near future, we will not be able to continue as a going concern.

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with “Operating and Financial Review and Prospects” and our financial statements and the related notes appearing elsewhere in this annual report.  The selected financial data as of December 31, 2007 and December 31, 2008 and for each of the three years ended December 31, 2008 are derived from our audited financial statements, which are included in this annual report.  The selected financial data as of December 31, 2004, December 31, 2005 and December 31, 2006 and for the years ended December 31, 2004 and December 31, 2005 has been derived from our audited financial statements, which are not included in this annual report.  Our historical results are not necessarily indicative of results to be expected in any future period.

Certain reclassification of prior period amounts have been made to our financial statements to conform to the current period presentation.  The convenience translation into U.S. dollars has been done solely for the benefit of the reader, and does not imply that our results would actually have been these amounts in U.S. dollars had the U.S. dollar been our functional currency.

Statement of Operations Data:	For the Years Ended December 31,
(000s omitted except per share data)	2004	2005	2006	2007	2008	2008(1)
Revenues:
Product sales to related party	€2,870	€3,260	€3,754	€2,704	€651	$906
Product sales to third parties	243	101	321	2,390	4,792	6,670
Total product sales	3,113	3,361	4,075	5,094	5,443	7,576
Other revenue	583	280	249	2,515	1,995	2,777
Total revenues	3,696	3,641	4,324	7,609	7,438	10,353
Operating costs and expenses:
Cost of goods sold	2,579	2,911	3,092	4,584	5,596	7,789
Charges from related parties	1,665	1,047	854	748	537	747
Research and development	2,922	4,557	8,927	14,497	9,569	13,319
General and administrative	1,194	2,284	5,421	6,279	7,668	10,673
Depreciation and amortization	89	118	261	725	998	1,389
Write-down of assets	-	-	-	13,740	3,403	4,737
	8,449	10,917	18,555	40,573	27, 771	38,654

Operating loss	(4,753)	(7,276)	(14,231)	(32,964)	(20,333)	(28,302)

Foreign currency exchange gain (loss), net	(55)	(249)	(627)	(4,001)	173	241
Interest income (expense), net	(2,192)	(4,148)	490	1,357	256	356

Pre-tax income loss	(7,000)	(11,673)	(14,368)	(35,608)	(19,904)	(27,704)

Income tax expense (benefit):
Current	65	-	-	-	-	-
Deferred	(37)	646	-	-	-	-
	28	646	-	-	-	-

Net loss	€(7,028)	€(12,319)	€(14,368)	€(35,608)	€(19,904)	$(27,704)

Net loss per share:
Basic and Diluted	€(1.41)	€(1.78)	€(1.33)	€(2.52)	€(1.33)	$(1.85)

(1)
Euro amounts are translated into U.S. dollars using the Noon Buying Rate for the Euro on December 31, 2008, of US$1.3919 per Euro.  No representation is made that the Euro amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

The following table summarizes certain of our balance sheet data.

(000s omitted except per share data	2004	2005	2006	2007	2008	2008(1)
Balance Sheet Data:
Cash and cash equivalents	€2,461	€12,785	€10,205	€25,964	€11,491	$15,994
Working capital (deficit)	(7,611)	11,758	13,543	19,002	3,152	4,387
Property, net	8,543	8,631	9,424	11,544	10,751	14,964
Total assets	15,909	26,113	35,393	51,959	26,901	37,444
Long-term debt, net of current maturities	3,361	2,485	5,683	4,421	3.268	4,549
Shareholders’ equity (deficit)	(2,074)	17,474	21,687	28,359	10,451	14,547
Capital stock	€5,000	€9,611	€11,774	€14,946	€14,956	$20,817
Number of shares	5,000,000	9,610,630	11,773,613	14,946,317	14,956,317	14,956,317

(1)
Euro amounts are translated into U.S. dollars using the Noon Buying Rate for the Euro on December 31, 2008, of US$1.3919 per Euro.  No representation is made that the Euro amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

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

	U.S. Dollar per Euro
Year	Average	Period End

2004	1.2478	1.3538
2005	1.2400	1.1842
2006	1.2661	1.3197
2007	1.3797	1.4603
2008	1.4695	1.3919

Source: Federal Reserve Statistical Releases H.10 and G.5

The following table sets forth information regarding the high and low exchange rates of U.S. dollars per Euro for the periods indicated using the noon buying rate on each day of such period.

	U.S. Dollar per Euro
Month	High	Low

September 2008	1.4737	1.3939
October 2008	1.4058	1.2446
November 2008	1.3039	1.2525
December 2008	1.4358	1.2634
January 2009	1.3946	1.2804
February 2009	1.3064	1.2547
March 2009 (through March 27, 2009)	1.3730	1.2549

Source: Federal Reserve Statistical Release H.10

On March 27, 2009, the noon buying rate was €1.00 to $1.3306.

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

Risks Relating to Our Business

We may not be able to meet our cash requirements beyond August of 2009 without obtaining additional capital from external sources, and if we are unable to do so, we may not be able to continue as a going concern.

                   As of December 31, 2008, we had €11.49 million in cash and cash equivalents.  Subsequent to December 31, 2008, we made a final installment payment of €4 million to Crinos S.p.A. related to the acquisition of marketing authorizations and trademarks for Prociclide and Noravid (both forms of defibrotide).  As of the date of this report, we anticipate that our current cash will meet our cash requirements through August of 2009.  However, in order for us to continue as a going concern beyond this point, we will need to obtain capital from external sources.

We have generated net losses since our inception.  Our net losses for the year ended December 31, 2008 and for the year ended December 31, 2007 were €19.90 million and €35.61 million, respectively.  We will not be able to continue as a going concern without additional financing.  Even if we do raise sufficient capital to support our operating expenses beyond August 2009, there can be no assurances that the proceeds raised will be sufficient to enable us to develop our business to a level where it will generate profits and cash flows from operations.  We expect to incur significant losses over the next several years as we conclude our clinical trials, begin new clinical trials, apply for regulatory approvals, continue to develop defibrotide, and pursue commercialization efforts and related activities.  Our long-term ability to generate cash from operations is dependent in part on the success of our current strategic partner, Sigma-Tau Pharmaceuticals, Inc., as well as the likelihood and timing of new strategic licensing and partnering relationships and/or successful commercialization of defibrotide.  If we incur operating losses for longer than we expect and/or we are unable to raise additional capital, we may become insolvent and unable to continue our operations.

Since our inception, we have financed our operations primarily through the sale of equity and convertible notes, interest income earned on cash and cash equivalents, and debt provided through secured lines of credit. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders. If we obtain additional debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, and the terms of the debt securities issued could impose significant restrictions on our operations.

We have received a report from Reconta Ernst & Young S.p.A. (the Italian affiliate of Ernst & Young LLP), our independent registered public accounting firm, regarding our US GAAP financial statements as of December 31, 2008 and for the fiscal year then ended, which included an explanatory paragraph stating that our recurring operating losses and need for additional financing have raised substantial doubt about our ability to continue as a going concern.  This going concern explanatory paragraph included in our auditor’s report could inhibit our ability to enter into strategic alliances or our ability to raise additional capital.

Many economists are now predicting that the global economy may face a prolonged recession as a result of the deterioration in the credit markets and related financial crisis, as well as a variety of other factors. While the ultimate outcome of these events cannot be predicted, they may have a material adverse effect on our liquidity and financial condition if our ability to raise additional funds were to be impaired.  The ability of potential patients and/or healthcare payers to pay for defibrotide treatments could also be adversely impacted, thereby limiting our potential revenue. In addition, any negative impacts on our collaborative partners could limit potential revenue from defibrotide.

We had a material weakness in our internal controls over financial reporting as of December 31, 2008.

In connection with the audit of our financial statements for the fiscal year ended December 31, 2008, a material weakness in our internal controls over financial reporting was discovered.  A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness related to the operation of controls to review and approve the accounting for certain non-routine and estimation processes. As a result, material adjustments to several of our significant accounts and financial statement disclosures, including intangible assets, accounts receivable from related parties, other assets, and operating expenses, were required.

We will take steps to address the material weakness, which we believe will require management’s review of non-routine transactions earlier in the process of closing our books.

Our failure to raise additional funds in the future may delay the development of defibrotide.

The development and approval of defibrotide will require a commitment of substantial funds.  We are attempting to raise additional funds in advance of depleting our current funds.  For the year ended December 31, 2008, our average monthly cash used in operating activities was €1.06 million.  Capital expenditures for year ended December 31, 2008 was €0.44 million. You should review the additional information about our liquidity and capital resources in the Operating and Financial Review and Prospects section of this annual report.

Our future capital requirements are dependent upon many factors, some of which are beyond our control, including:

•	the successful and continued development of defibrotide in preclinical and clinical testing;

•	the costs associated with protecting and expanding our patent and other intellectual property rights;

•	future payments, if any, received or made under existing or possible future collaborative arrangements;

•	the costs associated with building a future commercial infrastructure;

•
the costs associated with implementing any upgrades to our manufacturing facility required by the UnitedStates Food and Drug Administration, or FDA, European Medicines Agency, or EMEA, or other regulators;

•	the timing of regulatory approvals needed to market defibrotide; and

•	market acceptance of defibrotide.

We will need additional funds before we have completed the development of defibrotide.  We cannot assure you that funds will be available to us in the future on favorable terms, if at all.  If adequate funds are not available to us on terms that we find acceptable, or at all, we may be required to delay, reduce the scope of, or eliminate research and development efforts or clinical trials on defibrotide. We may also be forced to curtail, cease or restructure our operations, obtain funds by entering into arrangements with collaborators on unattractive terms or relinquish rights to defibrotide that we would not otherwise relinquish in order to continue independent operations.

We have generated limited revenues from commercial sales of our products to date and have had significant losses in recent years and we do not know whether we will ever generate significant revenues or achieve profitability.

We are focused on product development and have generated limited revenues from commercial sales of our products to date.  We had total product sales of €4.08 million, €5.09 million and €5.44 million, in 2006, 2007 and 2008, respectively. Even if we are successful selling defibrotide, we may have very limited markets and may not generate enough revenues from defibrotide to fund our business.  The FDA and EMEA have designated defibrotide to treat VOD and defibrotide to prevent VOD, as “orphan drugs,” which generally means that fewer than 200,000 people are affected by the disease or condition.

We expect to continue to incur significant expenses as we develop and seek regulatory approval for defibrotide. We incurred a net loss of €14.37 million, €35.61 million and €19.90 million in 2006, 2007 and 2008, respectively. We cannot assure you that we will ever become profitable. If we fail to achieve profitability within the time frame expected by investors or securities analysts, the market price of our American Depositary Shares (“ADSs”) may decline.

We currently do not have any regulatory approvals to sell defibrotide to treat or prevent VOD, and we cannot guarantee that we will ever be able to sell defibrotide to treat or prevent VOD anywhere in the world.

We must demonstrate that defibrotide satisfies rigorous standards of safety and effectiveness before the FDA, EMEA and other regulatory authorities will approve defibrotide for commercial marketing. We or others must conduct clinical trials of defibrotide, which must be approved by the FDA or other regulatory agencies. These trials are time-consuming and expensive, and we cannot guarantee whether they will be successful.  We do not have approval to sell defibrotide to treat or prevent VOD.  We will need to conduct significant additional research, preclinical testing and clinical testing before we can file applications with the FDA, EMEA and other regulatory authorities for approval defibrotide.  As a result, we may not be able to sell defibrotide anywhere in the world.

The FDA and other regulatory authorities may require us to conduct other clinical trials of defibrotide to treat severe VOD or prevent VOD.

The Dana-Farber Cancer Institute at Harvard University conducted a Phase II clinical trial in the United States for the use of defibrotide to treat severe VOD that concluded in December 2005.  Based upon a historical study conducted by Dana-Farber at three centers consisting of 38 patients, we believe that, without treatment, the complete response rate within 100 days after stem cell transplantation is approximately 11% and the survival rate for this disease is approximately 20% after 100 days.  As a result of this research and belief and the fact that we believe that there are no approved treatments available at this time, the Dana-Farber clinical investigators did not establish a control group of patients who do not receive the drug, as is customarily done in the FDA approval process, on the basis that it would be unethical to refuse treatment to patients when the treatment being investigated could potentially save their lives.  The FDA has stated a preference for a study that utilizes a concurrent control group of untreated patients, but indicated that they would review a trial using a historical control group of untreated patients only.  Our current Phase III clinical trial of defibrotide to treat severe VOD used a separate historical control group of untreated patients only.

We do not believe that our current Phase III clinical trial of defibrotide to treat severe VOD will produce sufficient data to obtain regulatory approval in the United States or Europe; however we do expect to utilize this data as supportive data for future clinical trials.  We will likely have to conduct a new clinical trial of defibrotide to treat VOD using a concurrent control group of untreated patients.  We currently do not, and we may never, have enough capital to commence and complete a new clinical trial of defibrotide to treat severe VOD.  In addition, even if we commence a new clinical trial, one or more clinical centers where the clinical trial is to be conducted may not be willing to conduct such a clinical trial on the basis that it is unethical to refuse treatment to patients when the treatment being investigated could potentially save their lives.  The committee of clinical investigators who sponsored a Phase II/III clinical trial of defibrotide to treat VOD in Europe conducted by Consorzio Mario Negri Sud, which had a concurrent control group of untreated patients, cancelled the trial in October 2005 due to a lack of patients enrolling.  We believe that patients were reluctant to enroll due to the possibility of being placed into the control group and not receiving treatment.  Therefore, we may never be able to obtain regulatory  approval of defibrotide to treat VOD.

In January 2009, we completed enrollment of our Phase II/III clinical trial of defibrotide to prevent VOD in children in Europe.  While EMEA may eventually grant us approval for this indication in Europe, and any such approval may be conditioned upon running an additional trial, which we may not be able to fund.  In addition, the FDA may require us to provide sufficient data on our treatment indication to support approval for our prevention indication.  Our current Phase III trial is not likely to produce sufficient data to support approval in the United States for our prevention indication and we may not be able to commence and complete a new trial for the treatment of VOD.  Accordingly, we may not be able to obtain US regulatory approval of defibrotide to prevent VOD.

We may be required to suspend or discontinue clinical trials due to adverse events or other safety issues that could preclude approval of defibrotide.

Our clinical trials may be suspended at any time for a number of safety-related reasons. For example, we may voluntarily suspend or terminate our clinical trials if at any time we believe that defibrotide prevents an unacceptable risk to the clinical trial patients. In addition, institutional review boards or regulatory agencies may order the temporary or permanent discontinuation of our clinical trials at any time if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements, including if they present an unacceptable safety risk to patients.

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

It is possible that as further data are collected and analyzed, additional adverse events or safety issues could emerge which could impact conclusions relating to the safety of defibrotide. Any problems that arise from the use of defibrotide would severely harm our business operations.

We expect to rely upon our affiliates, FinSirton S.p.A. and Sirton Pharmaceuticals S.p.A., for various services, and we may not be able to quickly replace these services if either FinSirton or Sirton, or both, go bankrupt.

We depend on a number of services from Sirton Pharmaceuticals S.p.A., including steam related to our manufacturing plant, and lab space.  In addition, we currently rely upon Sirton to fill and finish defibrotide for use in our clinical trials and compassionate use programs.  We also lease lab, storage and office space from Sirton’s parent company, FinSirton S.p.A.  As discussed in the below risk factor, Sirton has not been able to pay its receivable to us.  If FinSirton or Sirton, or both, were to go bankrupt or otherwise cease in providing these services, we may not be able to replace these services in a timely manner.  Such a delay would impact our clinical trials, compassionate use programs, and impact our revenues.

Sirton, who is our affiliate, owes us a large receivable that we may not be able to collect.

At December 31, 2008, Sirton owed us a receivable of €2.10 million and we owed Sirton a payable of €0.30 million.  Sirton has been unable to make timely payments on the outstanding receivables.  In 2008, the Company and Sirton formally offset €3.23 million of payables due to Sirton against the same amount of receivables due from Sirton. We may never be able to collect the net receivables due to us from Sirton.

Defibrotide could be subject to restrictions or withdrawal from the market and we may be subject to penalties if we fail to comply with regulatory requirements, if and when defibrotide is approved.

Any product for which we obtain marketing approval, together with the manufacturing processes, post-approval commitments, and advertising and promotional activities for such product, will be subject to continued regulation by the FDA and other regulatory agencies.  Later discovery of previously unknown problems with defibrotide or its manufacture, or failure to comply with regulatory requirements, may result in:

•	restrictions on defibrotide or manufacturing processes;

•	withdrawal of defibrotide from the market;

•	voluntary or mandatory recalls;

•	fines;

•	suspension of regulatory approvals;

•	product seizures; or

•	injunctions or the imposition of civil or criminal penalties.

If we are slow to adapt, or unable to adapt, to changes in existing regulatory requirements or adoption of new regulatory requirements or policies, we may lose marketing approval for defibrotide when and if defibrotide is approved.

Our manufacturing facility and the manufacturing facility of Patheon, who will fill and finish defibrotide, are subject to continuing regulation by Italian authorities and are subject to inspection and regulation by the FDA and EMEA.  These authorities could force us to stop manufacturing our products if they determine that we or Patheon are not complying with applicable regulations or require us to complete further costly alterations to our facilities.

We manufacture active pharmaceutical ingredients at our manufacturing facility in Italy.  We have hired Patheon to process our lead active pharmaceutical ingredient, defibrotide, into the finished drug at Patheon’s manufacturing facility.  These facilities are subject to continuing regulation by the Italian Health Authority and other Italian regulatory authorities with respect to manufacturing our current products.  The facilities are also subject to inspection and regulation by the FDA and EMEA with respect to manufacturing our product candidates for investigational use. Also, part of the process for obtaining approval from the FDA and EMEA for defibrotide is approval by those authorities of these manufacturing facilities compliance with current good manufacturing practices. After receiving initial approval, if any, the FDA or EMEA will continue to inspect our manufacturing facilities, including inspecting them unannounced, to confirm whether we and Patheon are complying with the good manufacturing practices.

These regulators may require us to stop manufacturing our products and may deny us approval to manufacture our product candidates if they determine that we or Patheon are not complying with applicable regulations.  In addition, these regulators may require us to complete costly alterations to our facilities.

We expect to rely upon a sole processor, Patheon Italia S.p.A., to fill and finish defibrotide into marketable formulations, and we may not be able to quickly replace Patheon if it fails in its duties.

We have entered into an agreement with Patheon Italia S.p.A. to fill and finish defibrotide.  If Patheon does not or is not able to perform these services for any reason, it may take us time to find a replacement processor.  Such a delay could potentially put us in breach of our contractual obligations into which we may enter, violate local laws requiring us to deliver the product to those in need and impact our revenues.

We may have difficulty obtaining raw material for defibrotide.

Defibrotide is based on pig intestines.  If our current sources of pig intestines develop safety problems or other issues that impact our supply of pig intestines, we may not be able to find alternative suppliers in a timely fashion.  In that case, we would have to slow or cease our manufacture of defibrotide.

If our third-party clinical trial vendors fail to comply with strict regulations, the clinical trials for defibrotide may be delayed or unsuccessful.

We do not have the personnel capacity to conduct or manage all of the clinical trials that we intend for defibrotide. We rely on third parties to assist us in managing, monitoring and conducting our clinical trials.  We have entered into and expect to continue to enter into clinical trial agreements with numerous centers in the United States, Canada and Israel regarding our Phase III clinical trial of defibrotide to treat severe VOD.  We have entered into a co-sponsoring agreement with the European Group for Blood and Marrow Transplantation, regarding a Phase II/III clinical trial of defibrotide to prevent VOD in children in Europe.  We have entered into an agreement with MDS Pharma Services (U.S.) Inc. to perform clinical research services in connection with clinical trials conducted in the United States and agreements with KKS-UKT, GmbH and MDS Pharma Services S.p.A. to provide such services for our clinical trials in Europe. If these third parties fail to comply with applicable regulations or do not adequately fulfill their obligations under the terms of our agreements with them, we may not be able to enter into alternative arrangements without undue delay or additional expenditures and, therefore, the clinical trials for defibrotide may be delayed or unsuccessful.

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

We are currently dependent on third parties to market and distribute defibrotide in finished dosage form, and we may continue to be dependent on third parties to market and distribute defibrotide.

Our internal ability to handle the marketing and distribution functions for defibrotide is limited and we do not expect to develop the capability to provide marketing and distribution for defibrotide.  Our long-term strategy includes either developing marketing and distribution capacity internally or entering into alliances with third parties to assist in the marketing and distribution of our product candidates. We have entered into an agreement with Sigma-Tau Pharmaceuticals, Inc. to market defibrotide to treat VOD in North America, Central America and South America and we may need to develop these capabilities internally or enter into similar agreements to market and distribute defibrotide to prevent VOD.  We face, and will continue to face, intense competition from other companies for collaborative arrangements with pharmaceutical and biotechnology companies, for establishing relationships with academic and research institutions, for attracting investigators and sites capable of conducting our clinical trials and for licenses of proprietary technology. Moreover, these arrangements are complex to negotiate and time-consuming to document. Our future profitability will depend in large part on our ability to enter into effective marketing agreements and our product revenues will depend on those marketers’ efforts, which may not be successful.

If we are unable to attract and retain key personnel, we may be unable to successfully develop and commercialize defibrotide or otherwise manage our business effectively.

We are highly dependent on our senior management, whose services are critical to the successful implementation of our product acquisition, development and regulatory strategies. If we lose their services or the services of one or more of the other members of our senior management or other key employees, our ability to successfully commercialize defibrotide or otherwise manage our business effectively could be seriously harmed.

Replacing key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of specific skills and experience required to develop, gain regulatory approval of and commercialize defibrotide successfully. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel. In addition, under Italian law, we must pay our Italian employees a severance amount based on their salary and years of service if they leave their employment, even if we terminate them for cause or they resign.

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

We have sold Prociclide and Noravid (both forms of defibrotide) in Italy to treat vascular disease with risk of thrombosis, which may affect the pricing of defibrotide for the prevention or treatment of VOD.

Until December 31, 2008, through our distribution agreement with Crinos S.p.A., we sold Prociclide and Noravid (both forms of defibrotide) in Italy to treat vascular disease with risk of thrombosis.  While we have stopped selling Prociclide and Noravid for this treatment in Italy, if defibrotide is approved for sale in Europe or Italy to treat and prevent VOD, or both, we may need to also obtain approval from regulators as to what price we can charge for these uses of defibrotide.  The regulators may impose an artificially low cap on defibrotide based on the relatively low price-point of Prociclide and Noravid previously sold in Italy for the treatment of vascular disease with risk of thrombosis.

Our industry is highly competitive and subject to rapid technological changes. As a result, we may be unable to compete successfully or to develop innovative products, which could harm our business.

Our industry is highly competitive and subject to significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. While we are unaware of any other products or product candidates that treat or prevent VOD, we believe that other companies have products or are currently developing products to treat some of the same disorders and diseases that defibrotide is designed to treat. These companies include Genzyme Corp., Millennium Pharmaceuticals, Inc., Otsuka Pharmaceutical Co., Ltd., Eisai Co., Ltd.,  and Celgene Corp.

Many of these competitors have substantially greater research and development capabilities and experience, and greater manufacturing, marketing and financial resources, than we do. In addition, these companies’ products and product candidates are in more advanced stages of development than ours or have been approved for sale by the FDA and other regulatory agencies. As a result, these companies may be able to develop their product candidates faster than we can or establish their products in the market before we can. Their products may also prove to be more effective, safer or less costly than defibrotide, which could hurt our ability to recognize any significant revenues.

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

In July 2004, EMEA designated defibrotide as an orphan medicinal product to both treat and prevent VOD. If the European regulators grant us a marketing authorization for those uses of defibrotide, we will have limited market exclusivity for those uses for ten years after the date of the approval. However, a marketing authorization may be granted to another applicant for the same product if we give our consent to the second applicant, we are unable to supply sufficient quantities of defibrotide, or the second applicant can establish in its application that its product is safer, more effective or otherwise clinically superior to our product.  In that case, our product would not have market exclusivity.

If we are unable to adequately protect our intellectual property, our ability to compete could be impaired.

Our long-term success largely depends on our ability to create and market competitive products and to protect those creations. Our pending patent applications, or those we may file in the future, may not result in patents being issued. Until a patent is issued, the claims covered by the patent may be narrowed or removed entirely and, therefore, we may not obtain adequate patent protection.  As a result, we may face unanticipated competition, or conclude that without patent rights the risk of bringing products to the market is too great, thus adversely affecting our operating results.

Because of the extensive time required for the development, testing and regulatory review of a product candidate, it is possible that before defibrotide can be approved for sale and commercialized, our relevant patent rights may expire or remain in force for only a short period following commercialization.  We have been issued a patent in the U.S. and several other countries which covers the method for determining the biological activity of defibrotide.  This patent expires in 2022 in most countries.    We believe this to be an important patent because the analytical release of a biological product like defibrotide is a key step in confirming the purity and biological activity of the final product.  There may be no opportunities to extend this patent and thereby extend exclusivity related to FDA and EMEA, in which case we could face increased competition for defibrotide.  Patent expiration could adversely affect our ability to protect future product development and, consequently, our operating results and financial position.  In addition, generic innovators may be able to circumvent this patent and design a novel analytical method for determining the biological activity of defibrotide.  In this case, a generic defibrotide could potentially be on the market once the relevant protections offered by our orphan designations end.

We also rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. While we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. We intend to eventually license or sell our products in China, South Korea and other countries which do not have the same level of protection of intellectual property rights that exists in the United Sates and Europe. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.

Risks Related to Ownership of the American Depositary Shares

Our ADSs have generally had low trading volume, and its public trading price has been volatile.

Between our initial public offering on June 21, 2005 and December 31, 2008, the closing price of our American Depositary Shares, or ADSs, have fluctuated between $.40 and $24.40 per share, with an average daily trading volume for the twelve months ended December 31, 2008 of approximately 49,234 ADSs.  The market may experience significant price and volume fluctuations that are often unrelated to the operating performance of individual companies.

In addition to general market volatility, many factors may have a significant adverse effect on the market price of our ADSs, including:

•	continuing operating losses, which we expect over the next several years as we continue our development activities;
•	announcements of decisions made by regulators;
•	results of our preclinical studies and clinical trials;
•	announcements of improvements, new commercial products, failures of products, or progress toward commercialization by our competitors or peers;
•	developments concerning proprietary rights, including patent and litigation matters;
•	publicity regarding actual or potential results with respect to product candidates under development by us or by our competitors;
•	regulatory developments; and
•	quarterly fluctuations in our financial results.

We may not remain listed on the Nasdaq Global Market.

Between our public offering and May 2006, our ADSs were listed on the American Stock Exchange.  Since May 2006, our ADSs have been listed on the Nasdaq Global Market.  The Nasdaq Global Market sets forth various requirements that we must meet in order for our ADSs to continue to be listed on the Nasdaq Global Market.  Violations of the continued listing requirements include:

•	if the closing bid price of our ADSs drops below $1.00 for a period of 30 consecutive trading days;
•	if our stockholders’ equity falls below $10 million; or
•	if we fail to maintain a market value of publicly held securities of at least $5 million for 30 consecutive trading days.

If we violate any of these continued listing requirements, our ADSs could be delisted from the Nasdaq Global Market.  The delisting of our ADSs could have negative results, including the potential loss of confidence by suppliers and employees, the loss of institutional investor interest, and fewer business development opportunities.

On October 16, 2008, given the extraordinary market conditions, Nasdaq suspended the enforcement of the rules requiring a minimum $1.00 closing bid price and requiring a minimum market value of publicly held shares for the Nasdaq Global Market.  Nasdaq extended the minimum bid price and market value requirements on December 19, 2008 and again on March 23, 2009, so that these requirements do not need to be met until June 20, 2009.  However, this suspension does not apply to the stockholders’ equity requirement of $10 million.

As of December 31, 2008, our stockholders’ equity was approximately $14.55 million.  If we fail to meet the stockholders’ equity, or fail to meet the minimum bid price and minimum market value requirements after the suspension, we may be delisted from the Nasdaq Global Market.

Our largest shareholders exercise significant control over us, which may make it more difficult for you to elect or replace directors or management and approve or reject mergers and other important corporate events.

Our largest shareholder, FinSirton S.p.A., owned approximately 25% of our outstanding ordinary shares at March 31, 2009. Dr. Laura Ferro, who is our Chief Executive Officer and President and one of our directors, together with members of her family controls FinSirton.  In addition, Sigma-Tau Finanziaria S.p.A., along with its affiliates, owns approximately 18% of our outstanding ordinary shares at March 31, 2009.  Marco Codella, who is the chief financial officer of Sigma-Tau Finanziaria, serves as a member of our board of directors.  Moreover, we have licensed our rights in defibrotide to treat severe VOD to Sigma-Tau Pharmaceuticals, Inc., a wholly owned subsidiary of Sigma-Tau Finanziaria.

Both FinSirton and Sigma-Tau Finanziaria may substantially control the outcome of all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other important corporate events.  They may exercise this ability in a manner that advances their best interests and not necessarily yours.  Also, the concentration of our beneficial ownership may have the effect of delaying, deterring or preventing a change in our control, or may discourage bids for the ADSs or our ordinary shares at a premium over the market price of the ADSs. The significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise.

As discussed in our risk factor entitled “Our shareholders can prevent us from executing a financing by alleging that our board of directors acted with serious irregularities when approving such financing, because the terms of such financing could harm our company,” both FinSirton and Sigma-Tau Finanziaria own enough of our ordinary shares to bring legal action against our board of directors and may be able to prevent us from completing an important corporate event, such as a financing.

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

We are incorporated under the laws of the Republic of Italy. The principal laws and regulations that apply to our operations, those of Italy and the European Union, are different from those of the United States. In order to issue new equity or debt securities convertible into equity, with some exceptions, we must increase our authorized capital. In order to do so, our board must meet and resolve to recommend to our shareholders that they approve an amendment to our bylaws to increase our capital. Our shareholders must then approve that amendment to our bylaws in an extraordinary meeting duly called, upon the favorable vote of the required majority, which may change depending on whether the meeting is held on a first or second call. These meetings take time to call. In addition, an Italian notary public must verify the compliance of the capital increase with our bylaws and applicable Italian law. Further, under Italian law, our existing shareholders and any holders of convertible securities sometimes have preemptive rights to acquire any such shares on the same terms as are approved, concurrently with the new increase of the authorized capital pro rata based on their percentage interests in our company. Also, our shareholders can authorize the board of directors to increase our capital, but the board may exercise such power for only five years. If the authorized capital is not issued by the end of those five years, the authorized capital expires, and our board and shareholders would need to meet again to authorize a new capital increase. Our shareholders authorized our board of directors to increase our capital by up to €90 million of par value for ordinary shares and €10 million for ordinary shares issuable upon conversion of convertible bonds on April 28, 2006.

Italian law provides that any interested person may, for a period of 180 days following the filing of the shareholders’ resolution concerning the approval of the capital increase with the Register of Companies, challenge such capital increase if the increase was not in compliance with Italian law. If a shareholders’ meeting was not called to approve the capital increase, any interested person may challenge the capital increase for a period of 90 days following the next shareholders’ meeting.  In addition, once our shareholders authorize a capital increase, we must issue all of those authorized shares before the shareholders may authorize a new capital increase, unless the shareholders vote to cancel the previously authorized shares. These restrictions could limit our ability to issue new equity or convertible debt securities on a timely basis..

Our shareholders can prevent us from executing a financing by alleging that our board of directors acted with serious irregularities when approving such financing, because the terms of such financing could harm our company.

On August 12, 2008, Sigma Tau Finanziaria S.p.A., together with one of its affiliates, filed a claim in the court of Como claiming that our board of directors acted with serious irregularities in violation of their duties as directors when approving a potential financing, because such financing could harm the company.  On August 18, 2008, the court of Como issued a temporary order preventing us from moving forward with the potential financing.  While this claim was later dismissed for lack of damages, it did, nonetheless, prevent the directors from approving a potential financing.  Any group of shareholders constituting at least 10% of our outstanding ordinary shares could bring a similar action on a future board resolution regarding a financing or other important corporate action, and an Italian court could prevent the transaction from moving forward by issuing an order to that effect.

We are restricted under Italian law as to the amount of debt securities that we may issue relative to our equity.

Italian law provides that we may not issue debt securities for an amount exceeding twice the amount of the sum of the aggregate par value of our ordinary shares (which we call our capital), our legal reserve and any other disposable reserves appearing on our latest Italian GAAP balance sheet approved by our shareholders. The legal reserve is a reserve to which we allocate 5% of our Italian GAAP net income each year until it equals at least 20% of our Italian GAAP capital.  One of the other reserves that we maintain on our balance sheet is a “share premium reserve”, meaning amounts paid for our ordinary shares in excess of the par value for such ordinary shares. At December 31, 2008, the sum of our capital, legal reserves and other reserves on our unaudited Italian GAAP balance sheet was €31.51 million.  If we issue debt securities in the future, until such debt securities are repaid in full, we may not voluntarily reduce our capital or allocate our reserves (such as by declaring dividends) if it results in the aggregate of the capital and reserves being less than half of the outstanding amount of the debt. If our equity is reduced by losses or otherwise such that the amount of the outstanding debt securities is more than twice the amount of our equity, some legal scholars are of the opinion that the ratio must be restored by a recapitalization of our company. If our equity is reduced, we could recapitalize by issuing new shares or having our shareholders contribute additional capital to our company, although there can be no assurance that we would be able to find purchasers for new shares or that any of our current shareholders would be willing to contribute additional capital.

If we suffer losses that reduce our capital to less than €120 thousand, we would need to either recapitalize, change our form of entity or be liquidated.

Italian law requires us to reduce our shareholders’ equity and, in particular, our capital (aggregate par value of our ordinary shares) to reflect on-going losses. We are also required to maintain a minimum capital of €120 thousand. At December 31, 2008, our Italian GAAP capital was approximately €14.96 million.  If we suffer losses from operations that reduce our capital to less than €120 thousand, then either we must increase our capital (which we could do by issuing new shares or having our shareholders contribute additional capital to our company) to at least €120 thousand or convert the form of our company into an S.r.l., which has a lower capital requirement of €10 thousand.  If we did not take these steps, our company could be liquidated.

We apply our losses from operations against our legal reserves and capital. If our capital is reduced for more than one-third as a result of losses, our board of directors must call a shareholders’ meeting as soon as possible. The shareholders must vote to elect to either reduce the legal reserves and capital by the amount of the remaining losses, or to carry the losses forward for up to one year. If the shareholders vote to elect to carry the losses forward up to one year, and at the end of the year, the losses are still more than one-third of the amount of the legal reserves and capital, then we must reduce our legal reserves and capital by the amount of the losses.

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

We were part of a group of pharmaceutical businesses founded in Italy in 1944 that has been involved in the research and development of drugs derived from DNA and DNA molecules since the 1970s.  In 1986, our founding company received approval to sell Prociclide and Noravid (both forms of defibrotide) in Italy to treat deep vein thrombosis, and, in 1993, our founding company received approval to manufacture and sell a form of defibrotide in Italy to both treat and prevent all vascular disease with risk of thrombosis.  We are currently focused on the development of defibrotide to treat and prevent VOD in the United States and Europe.

In June 2005, we consummated an initial public offering of our ADSs, which began trading on the American Stock Exchange.  In May 2006, we transitioned the trading of our ADSs from the American Stock Exchange to the Nasdaq Global Market.

We have Italian, United States and international trademark rights in “Gentium,” United States and European Union trademark rights in “Gentide,” international and Italian trademark rights in “Oligotide,” and Italian trademark rights to “Pharma Research” and “Dinelasi”.  We also have a number of patent registrations issued and pending in Italy, the United States and other countries. This annual report also refers to brand names, trademarks, service marks, and trade names of other companies and organizations, and these brand names, trademarks, service marks, and trade names are the property of their respective holders.

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

CAPITAL EXPENDITURES

The following table sets forth our capital expenditures for each year in the three-year period ended December 31, 2008.

	For the Year Ended December 31,
(in thousands)	2006	2007	2008
Land and buildings	€7	€162	€4
Plant and machinery	793	1,839	544
Industrial equipment	254	582	179
Other	108	90	13
Leasehold improvements	46	249	27
Computer Software	259	69	224
Construction in progress	46	250	172
Total	€1,513	€3,241	€1,163

All of these capital expenditures are in Italy.  We are financing these expenditures from offerings of our ordinary shares and loans from third parties.

BUSINESS OVERVIEW

We are building upon our extensive experience with defibrotide, a DNA based drug derived from pig intestines, which our founding company discovered over 20 years ago.  We are focused on development and manufacture of defibrotide to treat and prevent a disease called hepatic veno-occlusive disease, or VOD, a condition in which some of the veins in the liver are blocked as a result of cancer treatments such as chemotherapy or radiation treatments that are given prior to stem cell transplantation.  Severe VOD is the most extreme form of VOD and is associated with multiple-organ failure.  We are concluding a Phase III clinical trial of defibrotide to treat severe VOD in the United States, Canada and Israel.  In addition, we are conducting a Phase II/III clinical trial of defibrotide in Europe to prevent VOD in children.

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

In May 2003, the FDA designated defibrotide as an orphan drug for treatment of VOD.  In January 2007, the FDA designated defibrotide as an orphan drug for prevention of VOD.  In July 2004, EMEA granted us orphan medicinal product designation for the use of defibrotide to both treat and prevent VOD.

Due to the historically low complete response and survival rates and lack of treatments for VOD, we believe there is an immediate need for a drug to treat and prevent VOD. The FDA has a “fast track” designation program which is designed to facilitate the development and expedite their review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. The FDA has designated defibrotide to treat severe VOD as a fast track product.  The FDA approval process for defibrotide for this use remains dependent upon the successful completion a clinical trial to treat severe VOD.

We do not believe that our current Phase III clinical trial to treat severe VOD will provide sufficient data to obtain regulatory approval in the United States or Europe; however we do expect to utilize this data as supportive data for future clinical trials.  In addition, we believe that positive data from our current Phase II/III clinical trial in Europe to prevent VOD in children could be considered for contingent regulatory approval in Europe.  We need to raise additional funds through debt and/or equity financings, or enter into licensing or similar collaborative arrangements, or both, in addition to the limited cash flow we generate from operations, to complete the development of defibrotide to treat and prevent VOD.

We manufacture defibrotide, calcium heparin, sodium heparin and sulglicotide at our manufacturing facility near Como, Italy, and we lease a facility from one of our affiliates, Sirton, to manufacture urokinase.  These products are active pharmaceutical ingredients used to make other drugs.  Almost all of our revenues during the past three years have come from sales of these products to Sirton.  Our revenues from the sales of these products to date have been generated primarily in Italy and, to a small degree, in South Korea and amounted to €4.1 million, €5.1 million and €5.4 million in 2006, 2007 and 2008, respectively.  However, as discussed in our financial statements contained in this report, in 2008, we have not been able to recognize revenue from Sirton due to doubt concerning Sirton’s ability to pay its receivable.

Our strategy is to obtain regulatory approval for defibrotide to treat and prevent veno-occlusive disease.  Since 2004, we have spent more than €10 million on upgrades to our facilities that we believe will facilitate the FDA and European regulatory approval process for defibrotide and enable our future production.  We plan to work with our existing license partner, Sigma-Tau Pharmaceuticals, Inc., and are seeking additional license partners to help with the development and commercialization of defibrotide.  We also are attempting to grow our active pharmaceutical ingredient, or API, business through volume and price increases of sulglicotide, urokinase and sodium heparin.

Market Overview

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

One of the disorders of the vascular system that can result from chemotherapy, radiation therapy, hormone therapy and stem cell and bone marrow transplants is VOD. These therapies can cause extensive damage to the cells that line the walls of small veins in the liver. The body’s natural response is to swell or clot the sites of injury, but this blocks or “occludes” the vein.  This blockage of the veins is called “Hepatic Veno-Occlusive Disease,” or VOD.  VOD can cause damage to the liver and, in its severe form, leads to failure of the liver and other organs (multiple-organ failure), which usually results in death.  According to 2003 data from the International Bone Marrow Transplant Registry and the European Bone Marrow Transplant Registry, approximately 21,000 people receive bone marrow transplants, which are types of stem cell transplants, each year in the United States.  Based on our review of more than 200 articles in the medical literature, we believe that approximately 12% of patients who undergo stem cell transplants develop VOD.  According to a 1998 article in Blood magazine by Enric Carreras et. al., approximately 28% of patients who develop VOD progress to severe VOD.  Based upon a historical study conducted by Dana-Farber at three centers consisting of 38 patients, we believe that of the patients who develop severe VOD, only approximately 11% achieve a complete response within 100 days after a stem cell transplantation and only approximately 20% survive more than 100 days.  VOD poses a severe risk to the victim’s health. We believe that there are no FDA or EMEA approved treatments at this time for VOD.

Strategy

Our strategic objective is to obtain regulatory approval for defibrotide to treat and prevent VOD.  We plan to continue to work with our existing license partner, Sigma-Tau Pharmaceuticals, Inc., for the development of defibrotide and commercialization of defibrotide in the Americas.  Outside of the Americas, we are seeking additional license partners to help with the development and commercialization of defibrotide.  We also are attempting to grow our API business through volume and price increases of sulglicotide, urokinase and sodium heparin.

•   Obtain regulatory approval to use defibrotide to treat and prevent VOD.  Gentium, as well as independent investigators, have run several studies showing the potential efficacy and safety of defibrotide in the treatment and prevention of VOD (see detail under “Product Candidate” section below).  We have received orphan status from both the FDA and EMEA for the use of defibrotide in both the prevention and treatment of VOD.  In addition, we have received fast track designation for the use of defibrotide for the treatment of severe VOD prior to stem cell transplantation.  The approval of defibrotide for either the treatment or prevention of VOD depends on the success of our ongoing European Phase II/III clinical trial for the prevention of defibrotide in children as well as other confirmatory trials which will likely be required.  We also plan to use the results of our current Phase III clinical trial to treat severe VOD, which is in its final stages, as supportive data.  It is likely that both the FDA and EMEA will view the results of treatment and prevention trials as supportive of one another, although the exact regulatory approval may include only an indication of prevention, treatment, or both.

•   Increase our marketing capacity, including the use of strategic partnerships. We have a strategic license agreement with Sigma-Tau Pharmaceuticals, Inc. to market defibrotide to treat VOD in North America, Central America and South America upon regulatory approval and have granted Sigma-Tau Pharmaceuticals, Inc. a right of first refusal in those territories with respect to offers made by third parties to market defibrotide to prevent VOD.  We intend to develop the capacity to market defibrotide in other jurisdictions and/or pursue similar marketing agreements with other strategic partners for Europe and Asia Pacific.

•   Growth of API Business.  We currently sell sulglicotide to Samil for use in the South Korean market, urokinase to Crinos for the Italian market and, to a small extent, sodium heparin for use in the Italian market.  Our goal is to maximize the utilization of our manufacturing facility and we are exploring ways to increase capacity of heparin and sulglicotide.  We are also looking at re-negotiating our existing supply agreements to achieve greater profitability and longer-term commitments.

Product Candidate

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

Defibrotide to treat severe VOD

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

We started a historically controlled Phase III clinical trial in the United States, Canada and Israel for this use in December 2005 in patients with severe VOD.  The primary endpoint is complete response within 100 days after stem cell transplantation and the secondary endpoint is survival after 100 days.  We do not believe this current Phase III clinical trial will produce sufficient data to obtain regulatory approval in the United States or Europe; however, we believe that the data can be used as supportive data if and when we commence and complete another clinical trial of defibrotide to treat severe VOD.  As with our current Phase III trial to treat severe VOD, we will sponsor and conduct any additional clinical trials under our own Investigational New Drug Application that we submitted to the FDA in December 2003. Sponsoring and conducting the additional clinical trials under our own Investigational New Drug Application will allow us to communicate directly with the FDA regarding the development of this drug for marketing approval.

We have also instituted an expanded access program for patients diagnosed with severe VOD in the United States who are not eligible to participate in or otherwise lack access to the Phase III clinical trial.  Under an expanded access program, the FDA allows early access to investigational drugs that are being developed to treat serious diseases for which there is no satisfactory alternative therapy.  We decided to undertake this expanded access program due to the large numbers of requests for compassionate use Investigational New Drug Application received for the use of defibrotide, and the corresponding burden that sites and investigators have been undergoing to obtain institutional review board and FDA approval for such compassionate use requests.  We will collect additional usage tolerability and safety data from these patients to support our planned New Drug Application for this use of defibrotide.

The FDA has designated defibrotide to treat severe VOD occurring after stem cell transplantation by means of injection as a fast track product. The FDA approval process for defibrotide for this use depends upon a properly designed clinical trial and coordination with our corporate partner, Sigma-Tau Finanziaria S.p.A.

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

In 2006, the results from a preliminary pilot clinical study in Switzerland by the University Hospital of Geneva on defibrotide, in patients at high risk of VOD was published in Blood magazine.  The results suggested that defibrotide may provide effective and safe prevention against VOD. The study tested patients who received stem cell transplants. None of the 157 successive transplant patients who received defibrotide as a preventative agent developed VOD. By comparison, 10 of 52 patients who underwent transplants in the same center before the study developed VOD, which was fatal in three cases. The study report indicated that mild to moderate toxicity such as mild nausea, fever and abdominal cramps was documented, although the report stated that it was difficult to determine whether the toxicity was directly attributable to the defibrotide, the chemotherapy that preceded the stem cell transplants or other drugs used during the stem cell transplants. The study report did not indicate the number of patients who experienced this toxicity.

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

We are co-sponsoring with the European Group for Blood and Marrow Transplantation, a not-for-profit scientific society, a Phase II/III clinical trial in Europe and Israel of defibrotide to prevent VOD in children. Unlike our Phase III treatment trial in the United States, we have a randomized control group of patients who will either receive defibrotide or no treatment.

Current Products

Our current products are all active pharmaceutical product ingredients used to make other drugs.  The principal market for most of these products is Italy.  We sell one of our active pharmaceutical products, sugligotide, primarily to a company in  South Korea. Our products sales to South Korea have been 9.2%, 15%, and 49% of our total product sales for the years 2006, 2007, and 2008, respectively.  Our revenues from the sales of all our current products were €4.1 million, €5.1 million, and €5.4 million in 2006, 2007, and 2008, respectively.

Prociclide and Noravid

Historically, we sold defibrotide as an active pharmaceutical ingredient to our affiliate, Sirton, who then used the active pharmaceutical ingredient for defibrotide to fill and finish the product into ampoule and capsule forms.  Sirton then sold these forms of defibrotide to Crinos S.p.A., a subsidiary of Stada Arzneimittel AG.  Crinos, pursuant to a distribution agreement entered into with us, sold these products throughout Italy, under the trademarks Prociclide and Noravid, to treat and prevent vascular disease with risk of thrombosis.

In 2007, we changed our relationship with Sirton, from customer to a contract manufacturer, and sold the finished forms of Prociclide and Noravid to Crinos directly.  On December 31, 2008, the distribution agreement with Crinos expired and, consistent with our overall strategy, we chose not to renew this agreement and discontinued the manufacture of defibrotide to be finished into Prociclide and Noravid.  Accordingly, in November 2008, we limited Sirton’s manufacturing of defibrotide to uses for our clinical trials and compassionate use programs.

Sulglicotide

Sulglicotide is developed from swine duodenum and appears to have ulcer healing and gastrointestinal protective properties. We sell sulglicotide to Samil, a South Korean company, for use in manufacturing a product of Samil’s in South Korea.

Urokinase

Urokinase is made from human urine and has the potential to dissolve fibrin clots and, as such, is used to treat various vascular disorders such as deep vein thrombosis and pulmonary embolisms. We sell urokinase to a number of companies, including Crinos and Sirton.

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

The sponsor must submit to the FDA the results of the pre-clinical and clinical trials, together with, among other things, detailed information on the manufacturing and composition of the product, in the form of a New Drug Application or a Biologics License Application. Once the submission has been accepted for filing, the FDA has 180 days to review the application and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification.

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

A supplement proposing to include a new indication for a designated orphan disease or condition in an application is also not subject to a user fee if the drug has been designated an orphan drug with regard to the indication proposed in such supplement.

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

The centralized procedure

An applicant under the centralized procedure must be a person who is domiciled in the European Union or an entity established in the European Union. The applicant must file a preliminary request containing the information regarding the product candidate, including its description and the location of the production plant, as well as the payment of the application fees. The European Agency for the Evaluation of Medicinal Products (a European Union statutory entity) formally evaluates the preliminary request and indicates either an initial approval to review a full application or a rejection. If the European Agency indicates an initial approval to review a full application, the applicant must submit the application to the European Agency. This application must indicate certain specific information regarding the product candidate, including the composition (quality and quantity) of all the substances contained in the product, therapeutic indications and adverse events, modalities of use, the results of physical, chemical, biological and microbiological tests, pharmacological and toxicity tests, clinical tests, a description of production and related control procedures, a summary of the characteristics of the product as required by the European legislation and samples of labels and information to consumers. The applicant must also file copies of marketing authorizations obtained, applications filed and denials received for the same product in other countries, and must prove that the manufacturer of the product candidate is duly authorized to produce it in its country.

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

Italian Regulatory Approval

In order to put a medicinal product on the Italian market it is necessary to obtain, alternatively:

•	an authorization from the Italian Agency for the Evaluation of Medical Products (“AIFA”) (which may be national or by mutual recognition); or

•	an EU authorization granted by European Agency for the Evaluation of Medicinal Products (EMEA).

The marketing authorization is required for all medicines (including generics, homeopathic, radiopharmaceutical products).  The procedure for the mutual recognition applies when a product has been already authorized in a member state of the European Union.  Decentralized procedure applies when a product is not yet authorized.  During a decentralized procedure, the evaluation process involves all the relevant member states of the European Union, of which one member state is chosen to be the state to be referenced for mutual recognition.

An application for marketing authorization in Italy must be filed by the office of AIFA by an applicant established in the European community.  The application must contain certain information, including, but not limited to, composition (quality and quantity) of all the substances contained in the product, therapeutic indications and adverse events, modalities of use, the results of physical, chemical, biological and microbiological tests, pharmacological and toxicity tests, pre-clinical tests and clinical trials, a description of production and related control procedures and samples of labels and information to consumers. For generics, a simplified procedure applies, according to which the applicant is exempted from providing the results of pre-clinical tests and clinical trials.

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

Prior to starting any clinical trial, the organizing and/or financing entity must obtain the approval of the competent health authorities (which vary depending on the type of drug concerned) and obtain the favorable opinion of the competent Ethical Committee, an independent body. Good practice rules include the following principles:

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

The trial must be constantly monitored, in particular with regard to serious adverse events which are not envisaged in the approved clinical protocol. The principal investigator managing the trial and the sponsor of the trial have information and notification obligations regulated in detail by the relevant authorities. In particular, whenever the safety of the participants is in danger due to unexpected serious adverse events, the sponsor must promptly inform AIFA and the Ethical Committee.  Italian legislation provides sanctions (criminal sanctions and administrative fines) in case of violation of specific good practice rules.

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

Pediatric Investigation Plan

The pediatric investigation plan, or PIP, is a key element in the European pediatric regulations and came into effect in January 2007.  The PIP is a plan for defining the use of a medicinal product across all age groups of the pediatric population and across all indications. The pediatric committee, or PDCO, is a body within EMEA responsible for overseeing the requirements of the pediatric regulation. The PDCO may grant a waiver from using a medicinal product in certain (or all) indications and/or certain (or all) pediatric age groups, and/or a deferral of the start or completion of all or some of the studies in the PIP.  If a sponsor complies with a PIP agreed by PDCO, the sponsor may receive a six-month extension on patents covering the product described in the plan, or if the product has been designated an orphan drug by EMEA, an additional two years of market exclusivity, even if a pediatric indication is not approved.

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

A medicinal product – at any stage of its development but in any case prior to the filing of any application for the marketing authorization – may be designated as an orphan drug if the person/entity that has applied for the designation can establish that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting no more than five persons out of every ten thousand persons in the European Union, or the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Union and, without incentives, it is unlikely that the marketing of the medicinal product within the European Union would generate sufficient income to justify the necessary investments in the relevant medicinal product. Moreover, the sponsor must prove that there is no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, that the medicinal product will be of significant benefit to those affected by that condition.

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

Raw Materials

We extract many of our products and product candidates from the DNA of pig intestines through well-established processes used by others to manufacture many other drugs. In particular, we extract defibrotide, calcium heparin and sodium heparin from swine intestinal mucosa and sulglicotide from swine duodenum. In 2004, we entered into supply agreements with La.bu.nat. S.r.l. for La.bu.nat. to supply us with the swine intestinal mucosa and swine duodenum we need to produce defibrotide.

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

Our other product, urokinase, is derived from human urine, which is subject to similar regulatory review. While we currently purchase the urine from only one supplier of urine and do not have a fixed supply agreement with that supplier, we believe there are suitable alternative sources of this material.

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

Legal Proceedings

In August 2008, a legal proceeding was commenced against our Board of Directors and Board of Statutory Auditors in the Court of Como (Italy) seeking to prevent a proposed financing transaction from proceeding by alleging misconduct by our Board of Directors and Board of Statutory Auditors. The action was brought by Sigma-Tau Finanziaria S.p.A. and a related entity, which together with their affiliates beneficially hold approximately 18% of our ordinary shares.

While the Court of Como initially issued an interim measure ordering that the proposed transaction not proceed, on October 2, 2008, the Court of Como issued a decision terminating this legal proceeding, citing the lack of any damages, and vacated the interim order previously issued by the Court.

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

PROPERTY, PLANT AND EQUIPMENT

Manufacturing and Facilities

We own a manufacturing facility near Como, Italy which, at December 31, 2008, is subject to a mortgage securing repayment of an aggregate of €2.2 million of debt owed to Banca Nazionale del Lavoro.  The manufacturing facility is 2,350 square meters in size.  In order to obtain FDA approval for the sale of any of our product candidates, the FDA must determine that this facility meets their current good manufacturing practices, or GMPs, including requirements for equipment verification and validation of our manufacturing and cleaning processes. The FDA has not yet inspected our facility, but since 2004 we have spent more than €10 million for upgrades to our facility in anticipation of such an inspection.

We raised the money to fund these improvements from our sale of our Series A notes and our initial public offering, and we may also use some of the net proceeds of our initial public offering and our October 2005 private placement, June 2006 private placement, February 2007 private placement, and any future financings to pay for future improvements.

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

We typically operate our manufacturing facility on two eight hour shifts per day. Our estimated current production, our production capacity and percentage of utilization for defibrotide and calcium heparin for the fiscal year 2009 are set forth below:

Product	Estimated Current Production Levels (kilograms/year)	Maximum Production Capacity With Two Eight Hour Shifts (kilograms/year)	Percentage of Utilization
Defibrotide	0%	4,400	0%	%

Until December 31, 2008, we manufactured defibrotide to be filled and finished and sold under the trademarks Prociclide and Noravid to treat and prevent vascular disease with risk of thrombosis in Italy. We have discontinued the manufacture of defibrotide for this use; however, we will continue to manufacture defibrotide to meet future demands and for clinical trial purposes.

Our estimated current production, production capacity and percentage of utilization for sulglicotide for the fiscal year 2009 are set forth below:

Product	Estimated Current Production Level (kilograms/year)	Maximum Production Capacity With Two Eight Hour Shifts (kilograms/year)	Percentage of Utilization
Sulglicotide	4,800	4,800	100%

Our estimated current production, production capacity and percentage of utilization for urokinase for the fiscal year 2009 are set forth below:

Product	Estimated Current Production Level (millions of units/year)	Maximum Production Capacity With One Eight Hour Shift (millions of units/year)	Percentage of Utilization
Urokinase	37	37	100%

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

We lease 2,350 square meters of office and laboratory space from FinSirton.  In addition, we lease 100 square meters of laboratory and manufacturing space for urokinase from Sirton.

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

OPERATING RESULTS
Overview

We are a biopharmaceutical company focused on development and manufacture of defibrotide, a DNA based drug derived from pig intestines, to treat and prevent a disease called hepatic veno-occlusive disease, or VOD, a condition in which some of the veins in the liver are blocked as a result of cancer treatments such as chemotherapy or radiation treatments that are given prior to stem cell transplantation.  Severe VOD is the most extreme form of VOD and is associated with multiple-organ failure. We are concluding a Phase III clinical trial of defibrotide to treat severe VOD in the United States, Canada and Israel, but do not believe that this current Phase III clinical trial will produce sufficient data to obtain regulatory approval in the United States or Europe; however we do expect to utilize this data as supportive data for future clinical trials.  We are also conducting a Phase II/III clinical trial of defibrotide in Europe to prevent VOD in children, which we believe could provide contingent regulatory approval in Europe upon positive data.  We are currently working on a revised strategy with our commercial partner regarding the treatment indication of defibrotide.

We have a plant in Italy where we manufacture active pharmaceutical ingredients, which are used to make the finished forms of various drugs.  One of those active pharmaceutical ingredients is defibrotide.  The other active pharmaceutical ingredients that we manufacture for sale are urokinase, calcium heparin, sodium heparin and sulglicotide.  We sell these other active pharmaceutical ingredients to other companies to be made into various drugs.  All of the Company’s operating assets are located in Italy.

Historically, we sold defibrotide as an active pharmaceutical ingredient to our affiliate, Sirton, who then filled and finished the defibrotide active pharmaceutical ingredient into ampoule and capsule forms.  Sirton then sold these ampoules and capsules to Crinos S.p.A., a subsidiary of Stada Arzneimittel AG.  Crinos, pursuant to a distribution agreement entered into with us, sold these products throughout Italy, under the trademarks Prociclide and Noravid, to treat and prevent vascular disease with risk of thrombosis in Italy.

In 2007, we changed our relationship with Sirton, from customer to a contract manufacturer, and sold the finished forms of Prociclide and Noravid to Crinos directly.  On December 31, 2008, the distribution agreement with Crinos expired and, consistent with our overall strategy, we chose not to renew this agreement and discontinued the manufacture of defibrotide to be finished into Prociclide and Noravid.  Accordingly, in November 2008, we limited Sirton’s manufacturing of defibrotide to uses for clinical trials and compassionate use programs.  In addition to defibrotide, we manufacture and sell urokinase, calcium heparin, sodium heparin and sulglicotide, which are additional active pharmaceutical ingredients used to make other drugs.

For each of the five years ended December 31, 2008, the sale of defibrotide, urokinase, calcium heparin, sodium heparin and sulglicotide to Sirton amounted to approximately 92%, 97%, 92%, 53%, and 12%, respectively, of our total product sales.  The price of defibrotide to Sirton was based on comparable sale prices in years prior to 2002 to unrelated third parties. The price for urokinase, calcium heparin, sodium heparin and sulglicotide is based on comparable market prices charged by other manufacturers.

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

	For The Years Ended December 31,
(in thousands)	2006	2007	2008
Product sales:
Prociclide and Noravid	€2,316	€2,756	€1,728
Urokinase	1,271	1,461	844
Sulglicotide	375	764	2,671
Other	113	113	199
Total product sales	4,075	5,094	5,443
Other revenues	249	2,515	1,995
Total revenue	€4,324	€7,609	€7,438

Of our product sales in the periods shown in the table above, all were sales in Italy except for 7.5% during the year ended December 31, 2006, 13.4% during the year ended December 31, 2007, and 49.1% during the year ended December 31, 2008, which were sales of sulglicotide in South Korea. Substantially all of our other revenue is the result of a cost sharing arrangement with Sigma-Tau Pharmaceuticals, Inc., entered into in 2007, under which Sigma-Tau Pharmaceuticals, Inc. agreed to reimburse us for 50% of certain costs incurred in our ongoing phase III clinical trial of defibrotide to treat severe VOD.

Our cost of goods sold consists of material costs, direct labor and related benefits and payroll burden, utilities, quality control expenses, depreciation of our facility and other indirect costs of our facility.   Cost of goods sold include costs charged from Sirton for manufacturing activities performed to finalize and package product distributed in the Italian market under a distribution agreement with Crinos.  We expect our cost of goods sold to decrease in 2009 due to the expiration and non-renewal of our distribution agreement with Crinos.

We expect to continue to incur net losses as we continue the development of defibrotide, apply for regulatory approvals and expand our operations.  We have not generated any revenues from defibrotide, other than for limited use in Italy, and are dependent upon significant financing or alternative funding to provide the working capital necessary to execute our business plan.  We currently anticipate that our cash and cash equivalents as of the date of this report are sufficient to meet our anticipated working capital and operating needs through August of 2009.  Accordingly, if we do not obtain sufficient funding in the near future, we will not be able to continue as a going concern.

As of December 31, 2008, substantially all of our cash and cash equivalents were held in accounts at financial institutions located in the Republic of Italy and the United States, that we believe are of acceptable credit quality.  We invest our cash in liquid instruments that meet high credit quality standards and generally mature within three months of purchase.  We are exposed to exchange rate risk with respect to certain of our cash balances that are denominated in U.S. dollars.  As of December 31, 2008, we held a cash balance of $5.49 million that was denominated in U.S. dollars.  This dollar-based cash balance is available to be used for future purchases and other liquidity requirements that may be denominated in such currency.  We are exposed to unfavorable and potentially volatile fluctuations of the U.S. dollar against the Euro (our functional currency).

Any increase (decrease) in the value of the U.S. dollar against the Euro will result in unrealized foreign currency remeasurement losses (gains) with respect to the Euro.  The value of the Euro against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions.  Any change in the value of the Euro relative to other currencies that we transact business with in the future could materially and adversely affect our cash flows, revenues and financial condition.  To the extent we hold assets denominated in U.S. dollars, any appreciation of the Euro against the U.S. dollar could result in a non-cash charge to our operating results and a reduction in the value of our U.S. dollar denominated assets upon remeasurement.

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

Revenue Recognition

Our primary source of revenue was from the sale of products and from collaborative arrangements. We recognize revenue from product sales when ownership of the product is transferred to and accepted by the customer, the sales price is fixed or determinable, and collectibility is reasonably assured. Provisions for returns and other adjustments related to sales are provided in the same period the related sales are recorded on the basis of historical rates of return. Historically, our returns have been insignificant.

Collaborative arrangements generally contemplate that our technology or intellectual property will be utilized to commercialize or produce certain pharmaceutical products and that we will receive certain revenues pursuant to these agreements. We recognize revenue from our collaborative arrangements according to Staff Accounting Bulletin No. 104, “Revenue Recognition.” When necessary, we divide such agreements into separate units of accounting as required by Emerging Issues Task Force No. 00-21, “Revenue Arrangements with Multiple Deliverables” before using the applicable revenue recognition policy for each element within the agreement. Accordingly, we recognize revenues on performance milestones only when we have met specific targets or milestones as set forth in the contracts. We defer and recognize as revenue non-refundable payments received in advance that are related to the future performance over the life of the related research project. We recognize reimbursements to fund research and development efforts as the qualified expenditures are made. Finally, royalty revenues are recognized when earned when the applicable sales are made.

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

Research and Development Expenses

We have several activities, and their related costs, that are included in research and development expenses. These activities include primarily salaries and benefits of our direct employees, employee stock based compensation expense, facility costs, overhead costs, clinical trial costs and related trial product manufacturing costs, contracted services and subcontractor costs. Clinical trial costs include costs associated with contract research organizations. The billings that we receive from contract research organizations for services rendered may not be received for several months following the service. We accrue the estimated costs of the contract research organizations related services based on our estimate of management fees, site management and monitoring costs and data management costs. Our research and development department is in continuous communication with our contract research organizations to assess both their progress on the underlying study and the reasonableness of their cost estimates. Differences between estimated trial costs and actual have not been material to date, and any changes have been made when they become known. Under this policy, research and development expense can vary due to accrual adjustments related to the underlying clinical trials and the expenses incurred by the contract research organizations.  At December 31, 2008, we had €1,981 million of future payables under outstanding contracts with various contract research organizations that are not revocable.  Most of these contracts are on a cost plus or actual cost basis.

Stock-Based Compensation

Under the provisions of Statement of Financial Accounting Standards (FAS) No. 123(R), “Share-Based Payment” (FAS 123R), employee stock-based compensation is estimated at the date of grant based on the employee stock award’s fair value using the Black-Scholes option-pricing model and is recognized as expense ratably over the requisite service period, which is generally the vesting period, in a manner similar to other forms of compensation paid to employees. The Black-Scholes option-pricing model requires the use of certain subjective assumptions. The most significant of these assumptions are our estimates of the expected volatility of the market price of our stock, the expected term of the award and the expected forfeiture rate. When establishing an estimate of the expected term of an award, we consider the vesting period of the award, our recent historical experience of employee stock option exercise, the expected volatility and a comparison to relevant peer group data.

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

In our current valuation, we consider the volatility factor to be an important factor in determining the fair value of the options granted. We have used 60.65% factor based on what we believe is a representative sample of similar biopharmaceutical companies. However, this sample is not perfect as it omits, for example, Italian companies, due to the fact that there are a limited number of companies such as ourselves publicly traded in the U.S. market. Significant changes to these estimates could have a material impact on the results of our operations.

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

Effective January 1, 2008 we implemented SFAS No. 157, “Fair Value Measurements” (FAS 157), for our financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. In accordance with the provisions of FSP FAS 157-2, Effective Date of FASB Statement No. 157, we deferred the implementation of SFAS 157 as it relates to our non-financial assets and non-financial liabilities that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis until January 1, 2009. We do not expect this pronouncement to have a material effect on our financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosure About Derivate Instruments and Hedging Activities- an amendment of SFAS Statement No. 133, which enhances the disclosure requirements for derivates instruments and hedging activities. This standard is effective for us beginning January 1, 2009. We do not expect this pronouncement to have a material effect on our financial statements.

Results of Operations

The following tables set forth our results of operations:

	For The Years Ended December 31,
	2006	2007	2008
Amounts in thousands except share and per share data
Revenues:
Product sales to related party	€3,754	€2,704	€651
Product sales to third parties	321	2,390	4,792
Total product sales	4,075	5,094	5,443
Other revenues	249	2,515	1,995
Total Revenues	4,324	7,609	7,438

Operating costs and expenses:
Cost of goods sold	3,092	4,584	5,596
Research and development	8,927	14,497	9,569
General and administrative	5,421	6,279	7,668
Depreciation and amortization	261	725	998
Charges from related parties	854	748	537
Write-down of assets	-	13,740	3,403
Total operating costs and expenses:	18,555	40,573	27,771

Operating loss	(14,231)	(32,964)	(20,333)

Foreign currency exchange gain/(loss), net	(627)	(4,001)	173
Interest income, net	490	1,357	256

Loss before income tax expense	(14,368)	(35,608)	(19,904)

Net loss	€(14,368)	€(35,608)	€(19,904)
Net loss per share:
Basic and diluted net loss per share	(1.33)	(2.52)	(1.33)
Weighted average shares used to compute basic and diluted net loss per share	10,808,890	14,105,128	14,956,263

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Product sales.

Our product sales were €5.44 million for 2008 compared to €5.09 million for 2007, an increase of €0.35 million or 7%. The increase was primarily due to an increase in demand for our products from our customers.  Sales to a related party, Sirton, for the year ended December 31, 2007 and 2008 represented 53% and 12% of the total product sales, respectively. The decrease in sales to a related party is primarily due to the fact that we did not recognize product sales to a related party for sale transactions consummated after March 2008, amounting to €1.08 million, because one of the criteria stated by SAB 104 (“collectibility is reasonably assured”) was not met.  In addition, in contemplation of the expiration of our distribution agreement with Crinos, we stopped selling Prociclide and Noravid as a finished product to Crinos during the three month period ended December 31, 2008.  Sales to third parties increased to €4.79 million for the year ended December 31, 2008 due to higher sales volume of sulglicotide.  Sulglicotide is used by a South Korean manufacturer to produce a finished product.

Other revenues

Our other revenues were €1.99 million for 2008 compared to €2.51 million for 2007. Fluctuation versus the prior-year period is primarily due to timing on the recognition of reimbursement from Sigma Tau, under a cost sharing arrangement entered into during the third quarter of 2007, of certain costs incurred in our ongoing phase III clinical trial of defibrotide to treat severe VOD.

Cost of goods sold.

Our cost of goods sold was €5.60 million for 2008 compared to €4.58 million in 2007.  Cost of goods sold as percent of product sales was 103% in 2008 compared to 90% in 2007. The decrease in gross margin was primarily due to the non-recognition of product sales to a related party, Sirton, for sale transactions consummated after March 2008. The Company did not recognize product sales due to Sirton’s poor financial condition, which caused concerns over the collectibility of such receivables.

If we would have recognized such revenue, cost of goods sold as a percentage of product sales would have been 86% for 2008 compared to 90% for 2007.  The increase in gross margin would have been primarily due to change in product mix.

Research and development expenses.

We incurred research and development expenses of €9.57 million in 2008 compared to €14.50 million for 2007.  Research and development expenses are net of €0.79 million government grants accrued as a reduction of expense. Excluding such grants, research and development expense would have been €10.36 million and €14.50 million in 2008 and 2007, respectively. Research and development expenses were primarily for the development of Defibrotide to treat and prevent VOD. The decrease from the comparable period in 2007 is the timing of performance of clinical research organizations and regulatory activities. Also contributing to the research and development expenses was stock based compensation of €0.38 million in 2008 compared to €0.44 million in 2007.

General and administrative expenses.

Our general and administrative expenses were €7.67 million in 2008 compared to €6.28 million in 2007. The 2008 general and administrative expenses reflect the establishment of an allowance for doubtful accounts of €1.78 million.  General and administrative expenses include general corporate expenses, legal and other professional fees and stock based compensation expense of €1.50 million in 2008 compared to €1.36 million in 2007.

Depreciation and amortization expense.

Depreciation and amortization expense was €1.00 million in 2008 compared to €0.73 million in 2007.  Depreciation expense excludes depreciation of our manufacturing facilities included in our cost of goods sold.

Write-down of assets

We recorded an impairment of €3.40 million in 2008 compared to €13.74 million in 2007. Write-down of assets include the write-down of acquired trademarks for Prociclide and Noravid (both forms of defibrotide), the Italian marketing authorizations for Prociclide and Noravid, inventory and the Company’s patents.  The trademarks and marketing authorizations for Prociclide and Noravid have been written-down due to the expiration and non-renewal by the Company of the distribution agreement with Crinos S.p.A., which distributed Prociclide and Noravid in Italy to treat and prevent vascular disease with risk of thrombosis.  Because the Company has decided to discontinue the distribution of Prociclide and Noravid of defibrotide, doubt has been raised concerning the recoverability of future cash flows expected to be derived from these assets.  Therefore, the Company has impaired €1.70 million of the remaining net book value of the trademarks and Italian marketing authorizations for Prociclide and Noravid.  In addition, the Company wrote down €1.23 million of the remaining book value of semi-finished and finished Prociclide and Noravid in our inventory, including such products expected to be returned by Crinos, as these products are no longer saleable.  At December 31, 2008, we wrote down the remaining carrying value of the Company’s patents amounting to €0.48 million, because there was no expected future cash flows to support the amounts to be derived over the remaining useful life of the patents.

Foreign currency exchange gain (loss), net

Our foreign currency exchange gain (loss) is primarily due to remeasurement at December 31, 2008 of U.S. dollar cash balances.  The positive result between 2007 and 2008 is due to a more favorable exchange rate in 2008 and a lower cash balance in 2008 versus 2007.

Interest income, net.

Interest income, net amounted to €0.26 million and €1.36 million in 2008 and 2007, respectively. Gross interest income amounted to €0.59 million and €1.67 million in 2008 and 2007, respectively, a decrease of €1.08 million. The decrease is a result of a lower amount of invested funds in the 2008 period and decrease in interest rates.  Interest expense totaled €0.33 million and €0.32 million in 2008 and 2007, respectively, an increase of €0.01 million attributable to an fluctuation in interest rate.

Net loss.

Our net loss was €19.90 million in 2008 compared to €35.61 million in 2007.  The difference was primarily due to write-down of assets acquired from Crinos amounting to €13.74 million, foreign exchange gain and lower research and development expenses, offset by an increase in general and administrative expenses due to the allowance for doubtful accounts of €1.78 million.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Product sales.

Our product sales were €5.09 million for 2007 compared to €4.08 million in 2006, an increase of €1.01 million or 25%.  The increase was primarily due to increased demand for our products from our customers. Sales to a related party in 2007 and 2006 represented 53% and 92% of the total product sales, respectively and decreased 29% to €2.70 million. The decrease in sales to a related party is primarily due to the fact that in July 2007, in connection with our acquisition of the Italian marketing authorizations and trademarks regarding pharmaceutical products known in the Italian market as Prociclide and Noravid from Crinos S.p.A., we started selling defibrotide as a finished product to Crinos as our distributor, rather than to our related party, Sirton Pharmaceuticals S.p.A.  Sales to third parties increased to €2.39 million due to this change and also due to higher sales volume of sulglicotide.  Sulglicotide is used by a South Korean manufacturer to produce a finished product.  We expect future growth in sulglicotide revenue due to higher penetration and positioning of the finished product in the South Korean market.

Other revenues

Our other revenues were €2.52 million for 2007 compared to €0.25 million in 2006. Other revenues are primarily due to reimbursement of research and development expenses and upfront payments recognized ratably over the expected life of the research period under our license agreement with Sigma-Tau.  Other income and revenues also includes royalties recognized under license agreements with Crinos S.p.A., which expired in December 2006, and gains on fixed asset disposals.

Cost of goods sold.

Our cost of goods sold was €4.58 million for 2007 compared to €3.09 million in 2006.  Cost of goods sold as a percentage of product sales was 90% in 2007 compared to 75.9% in 2006.

Research and development expenses.

We incurred research and development expenses of €14.50 million for 2007 compared to €8.93 million in 2006.  The expenses were primarily for the development of Defibrotide to treat and prevent VOD and increased headcount. The difference between the periods is primarily due to increased costs for our clinical trials, and in particular clinical research organizations charges, regulatory activities and other costs associated with the screening and enrollment of patients for our Phase III clinical trial of Defibrotide to treat VOD. Also contributing to the increase was stock based compensation of €0.44 million in 2007 compared to €0.29 million  in 2006.

Write-down of assets

In 2007, we recorded an impairment charge of €13.74 million regarding the Italian marketing authorizations and related trademarks for Defibrotide that we acquired from Crinos S.p.A. The charge reflects the total consideration paid (€16 million) in excess of the present value of the cash flow we expect to receive from these assets over the next five years.

General and administrative expenses.

Our general and administrative expenses were €6.28 million in 2007 compared to €5.42 million in 2006. The increase in 2007 was primarily due to increased headcount and facilities related expenses, cost incurred on Sarbanes-Oxley internal control implementation, general corporate expenses, legal and other professionals fees and stock based compensation expense of €1.36 million in 2007 compared to €0.62 million in 2006.

Depreciation and amortization expense.

Depreciation and amortization expense was €0.73 million in 2007 compared to €0.26 million in 2006.  The increase is primarily attributable to €0.27 of amortization of our Italian marketing authorizations and trademarks acquired in 2007. Depreciation expense excludes depreciation of our manufacturing facilities included in our cost of goods sold.

Foreign currency exchange gain (loss)

Our foreign currency exchange losses are primarily due to converting or translating U.S. dollar cash balances to Euros.

Interest income, net.

Interest income (expense), net amounted to €1.36 million and €0.49 million in 2007 and 2006, respectively. Gross interest income amounted to €1.67 million and €0.71 million in 2007 and 2006, respectively, an increase of €0.97 million. The increase is a result of higher amount of invested funds in the 2007 period.  Interest expense totaled €0.32 million and €0.22 million in 2007 and 2006, respectively, an increase of €.1 million attributable to an increase in long term debt.

Net loss.

Our net loss was €35.6 million in 2007 compared to €14.4 million in 2006.  The difference was primarily due to the write-down of the Italian marketing authorizations and related trademarks for defibrotide that we acquired from Crinos in the amount of €13.74 million and to increases in research and development expenses and foreign exchange loss in 2007, partially offset by an increase in interest income, net.

LIQUIDITY AND CAPITAL RESOURCES

During 2006, we used approximately €12.2 million of cash to fund operations and working capital requirements, and approximately €1.9 million for capital expenditures and the acquisition of intangible assets, paid €4 million to Crinos and €4 million into escrow for the benefit of Crinos.  We funded these amounts from the following sources:

•	€4.3 million in gross revenues;

•	$22.1 million in gross proceeds from a private placement of 1,943,525 of our ordinary shares together with warrants to purchase 388,705 ordinary shares;

•	$2.2 million in gross proceeds from exercise of warrants and stock options;

•	€5.5 million in loans; and

•	€12.8 million from cash available at December 31, 2005.

During 2007, we used approximately €10.2 million of cash to fund operations and working capital requirements, and approximately €11.1 million for capital expenditures and acquisition of intangible assets, including €8 million paid to Crinos.  We funded these amounts from the following sources:

•	€7.6 million in gross revenues;

•	$47.5 million in gross proceeds from a private placement of 2,354,000 ordinary shares;

•	$8.4 million in gross proceeds from the exercise of warrants and stock options;

•	€279 thousand in short term borrowing; and

•	€10.2 million from cash available at December 31, 2006.

During 2008, we used approximately €12.78 million of cash to fund operations and working capital requirements, approximately €0.59 million for capital expenditures.  We funded these amounts from the following sources:

•	€7.44 million in gross revenues; and

•	€25.96 million from cash available at December 31, 2007.

At December 31, 2008, we had an aggregate of €4.61 million in debt outstanding.  Additional information about the maturity and repayment obligations for this debt and interest rate structure and our material commitments for capital expenditures is provided below under “Contractual Obligations and Commitments.”

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

We do not expect our revenues to increase significantly until we successfully obtain FDA and European regulatory marketing approval for, and begin selling, defibrotide to treat severe VOD and prevent VOD. We believe that some of the key factors that will affect our internal and external sources of cash are:

•	our ability to obtain FDA and European regulatory marketing approval for and to commercially launch defibrotide to treat severe VOD;

•	the receptivity of the capital markets to financings, generally, and of biotechnology companies, specifically; and

•	our ability to enter into additional collaborative arrangements with corporate and academic collaborators and the success of such relationships.

We believe that our cash and cash equivalent balances and anticipated cash flows from operations will be sufficient to meet our cash requirements through August of 2009.  However, in order for us to continue as a going concern beyond this point, we need to obtain capital from external sources.  If we are unable to obtain additional financing, we may be required to reduce the scope of, or delay or eliminate some or all of our planned research, development and commercialization activities, which could harm our financing condition and operating results.  Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our growth plans and our financial condition and results of operations. Additional equity financing may be dilutive to the holders of our ordinary shares and debt financing, if available, may involve significant cash payment obligations and covenants and/or financial ratios that restrict our ability to operate our business.  We are currently evaluating possible opportunities to raise capital either by means of a financing or strategic partnership.

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

Research and Development Expenses

Our research and development expenses consist primarily of costs associated with research, preclinical development contract research organization charges, regulatory activities, laboratory supplies and materials, manufacturing costs, contracted services and clinical trials for our product candidates.  During the years ended December 31, 2006, 2007 and 2008, we had four major categories of research projects relating to our product candidates: defibrotide to treat VOD, defibrotide to prevent VOD, defibrotide to treat multiple myeloma and assorted other projects. The table below presents our research and development expenses by project for each of the years ended December 31, 2006, 2007 and 2008.

	For The Years Ended December 31,
(in thousands)	2006	2007	2008
Defibrotide to treat VOD	€7,067	€11,035	€7,131
Defibrotide to prevent VOD	590	869	1,055
Multiple myeloma	59	17	-
Others	1,211	2,576	1,383
Total	€8,927	€14,497	€9,569

In December 2005, the Dana-Farber Cancer Institute at Harvard University completed a Phase II clinical trial in the United States of defibrotide to treat severe VOD.  We started enrollment of patients in a Phase III clinical trial of this product candidate in the United States in  the second quarter of 2006. We do not anticipate obtaining FDA or European regulatory approval of this product candidate before 2010.  The table above also includes research and development expenses that we incurred in connection with a Phase II/III clinical trial of defibrotide to treat VOD in Europe and Israel that was sponsored by a committee of clinical investigators and conducted by Consorzio Mario Negri Sud.  The committee of clinical investigators terminated this trial in October 2005.

Defibrotide to prevent VOD is also currently in a Phase II/III clinical trial of children in Europe sponsored by our company and the European Group for Blood and Marrow Transplantation.  We do not anticipate obtaining European regulatory approval of this product candidate before 2010.

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

We expect to continue to incur expenses for the development of defibrotide to treat and prevent VOD.  We will need additional funds before we have completed the development of defibrotide to treat and prevent VOD.  A further discussion of the risks and uncertainties associated with developing defibrotide and certain consequences of failing to do so are set forth in the risk factors under the heading “Risks Relating to Our Business” as well as other risk factors.

Intellectual Property Rights And Patents

As of December 31, 2008, we had nine issued U.S. patents, eight pending U.S. patent applications, 45 issued foreign patents, 115 pending foreign patent applications and one international patent application (not nationalized yet).  These include the following.  The United States Patent & Trademark Office issued a patent covering our manufacturing process of defibrotide in 1991, which expired on January 15, 2008. In April 2001, we filed a patent application with the United States Patent & Trademark Office and corresponding patent applications in certain foreign countries regarding the use of defibrotide in stem cell transplants, which expires in 2021.

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

The following table summarizes our long-term commitments as of December 31, 2008.

(in thousands)	Total	1 Year	2 Years	3 Years	4 Years	5 Years	More than 5 Years
Long-Term Debt Obligations:
Mortgage loans	€2,441	€483	€466	€448	€431	€413	€200
Finance loans	756	381	250	125	-	-	-
Equipment loans	1,114	408	415	291	-	-	-
Research loan	544	157	127	167	93	-	-
	€4,855	€1,429	€1,258	€1,031	€524	€413	€200

Purchase Obligations	€4,000	€4,000	€-	€-	€-	€-	€-
Operating leases	650	199	199	191	31	30	-
Contract Research Organizations	1,981	1,981	-	-	-	-	-
Research and Development Programs	1,095	721	373	1	-	-	-
	7,726	6,901	572	192	31	30	-
Total	€12,581	€8,330	€1,830	€1,223	€555	€443	€200

We received various loans from the Minister for University and Research granted through San Paolo-IMI Bank in September 2000. The loans are for financing research and development of defibrotide to treat and prevent VOD, and their bears interest at 1.0% per annum. We will need to repay these loans in installments every six months beginning six months after the completion of the related research and development, but no later than January 2012.  At December 31, 2008, the amount outstanding under these loan was €249 thousand.

On July 9, 2004, we obtained a loan in the approximate amount of €487 thousand from Cassa di Risparmio di Parma e Piacenza. The loan was obtained pursuant to Law No. 1329 of 28 November 1965 (Legge Sabatini), a law that facilitates the purchase and the lease of new production equipment. The loan is secured by a lien on our equipment and machinery.  On August 4, 2004, we obtained an additional loan in the amount of €388 thousand from Cassa di Risparmio di Parma e Piacenza under the same terms and conditions.  At December 31, 2008 the aggregate amount outstanding under these two loans was €131 thousand.

On April 20, 2006, we obtained a five year financing facility from Banca Intesa Mediocredito S.p.A. of up to €1 million to finance our purchase and installation of two reactors in our manufacturing facility.  The facility has a five-year term and bears interest at the three-month Euribor rate plus 1.7%.  It is secured by Banca Intesa debt securities in the aggregate amount of €525 thousand that we purchased and which expire on May 10, 2011.  We make installment payments on the facility of €131 thousand every six months until its final maturity in April 2011.  At December 31, 2008, the aggregate amount outstanding under this facility was €656 thousand.

On June 28, 2006, we obtained a loan in the amount of €2,800 thousand from Banca Nazionale Del Lavoro S.p.A.  The loan is secured by a mortgage on certain of our land and buildings.  It bears interest at the six month Euribor rate plus 1.00%, the principal of which will be repaid in 14 installments, every six months, starting from December 27, 2007 until final maturity in 2014 and the interest on which will be paid every six months starting from June 27, 2006.  At December 31, 2008, the principal amount outstanding under this loan was €2,200 thousand.

On June 30, 2006, we obtained a loan in the amount of €750 thousand from San Paolo IMI S.p.A. for the acquisition and installation of manufacturing equipment.  The loan bears interest at the three month Euribor rate plus 1.20%.  Beginning on June 15, 2008, the rate will be decreased to 1.02% over the Euribor rate.  The loan is payable in thirteen quarterly installments of approximately €58 beginning on June 15, 2008 through June 15, 2011. Interest is due quarterly beginning on September 15, 2006.  The agreement requires us to maintain a minimum level of net shareholders’ equity determined in accordance with Italian generally accepted accounting principles.  At December 31, 2008, the amount outstanding under this loan was €625 thousand.

On December 20, 2006 we obtained three loans from Banca Intesa S.p.A.  The first of these loans is in the amount of €230 thousand for a term of 60 months, maturing on December 31, 2006.  Principal and interest are due in 20 quarterly installments beginning on March 31, 2007.  It bears interested at the three month Euribor rate plus 1%.  At December 31, 2008, the amount outstanding under this loan was €144 thousand.

The second loan is in the amount of €500 thousand for a term of 60 months, maturing on December 31, 2011.  Principal and interest are due in 60 monthly installments beginning on January 31, 2006.  It bears interest at the three month Euribor rate plus 1%.  At December 31, 2008, the amount outstanding under this loan was €314 thousand.

The third loan is in the amount of €225 thousand for a term of 57 months (after a technical pre-amortization period from December 20, 2006 to March 15, 2007) maturing on December 15, 2011.  It must be used within six months for investments in the innovation of products and/or production processes or to buy manufacturing equipment.  Principal and interest payments are due in quarterly installments starting on June 15, 2007.  It bears interest at the three month Euribor rate plus 0.8%.  At December 31, 2008, the amount outstanding under this loan was €148 thousand.

In December 2008, we received a loan from the Minister for University and Research granted through IntesaSanpaolo. The loan is to be used for the research and development of defibrotide to treat and prevent VOD and bears interest at 1.0% per annum. We will need to repay this loan in seven installments. due every six months, beginning January 2009.  At December 31, 2008, the amount outstanding under these loan was €147 thousand

Our commitments for clinical research consist of fixed price contracts with third-party research organizations related to clinical trials for the development of defibrotide and related consulting services for advice regarding FDA issues.

In connection with our purchase of the Italian marketing rights to defibrotide and related trademarks from Crinos, we paid Crinos €4 million in 2006, placed another €4 million in escrow, which was released to Crinos in April 2007, paid Crinos an additional installment of €4 million in December 2007, and paid Crinos a final installment of €4 million in January 2009.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Set forth below is the name, birth date, position and a brief account of the business experience of each of our executive officers, significant employees and directors as of March 31, 2009.

Name	Age	Position
Dr. Laura Ferro	58	President and Chief Executive Officer, Director
Gary Gemignani	43	Executive Vice-President and Chief Financial Officer
Dr. Massimo Iacobelli	49	Senior Vice-President, Scientific Director
Armando Cedro	53	Chief of Manufacturing
Salvatore Calabrese	39	Vice-President, Finance and Secretary
Dr. Kenneth Anderson (1)	57	Director
Gigliola Bertoglio (2)	74	Director
Luca Breveglieri (3)	57	Director
Marco Codella	49	Director
Dr. Lee M. Nadler (4)	61	Director
Malcolm Sweeney (5)	60	Director
Dr. Andrea Zambon (6)	51	Director

(1)	Member of the nominating and corporate governance committee and clinical committee.

(2)	Member of the audit committee (chairperson) and nominating and corporate governance committee.

(3)	Member of the nominating and corporate governance committee (chairperson) and audit committee.

(4)	Member of the clinical committee (chairperson) and compensation committee.

(5)	Member of the audit committee and compensation committee.

(6)	Member of the compensation committee (chairperson) and clinical committee.

Dr. Laura Ferro has served as our President and Chief Executive Officer and one of our directors since 1991. Her current term as a director expires on the date of the ordinary shareholders’ meeting approving our 2008 Italian GAAP financial statements.  Dr. Ferro is also the President and Chief Executive Officer of our largest shareholder, FinSirton. She also serves as Vice President of Sirton, a subsidiary of FinSirton that specializes in manufacturing pharmaceutical products. Dr. Ferro is also a member of the board of directors of each of FinSirton, Sirton and Foltene Laboratories S.p.A., a former subsidiary of FinSirton that is in the hair care products business.  From 1991 to 1997, Dr. Ferro held various executive positions at Sirton, including Chief Executive Officer and Chairperson of the research and development unit. Prior to that, Dr. Ferro was a practicing physician for 15 years. Dr. Ferro is a member of the executive committee of Farmindustria, an Italian pharmaceutical industry group. She is also the President of the Gianfranco Ferro Foundation, a not-for-profit Italian organization with the mission of stimulating research, education and dissemination of information on the correct use of medications and adverse events of medicines. Dr. Ferro received her M.D. and Ph.D. degrees from the University of Milan, and a MBA from Bocconi University in Milan in 1994. Dr. Ferro is a licensed physician. She was certified in psychiatry at the University of Milan in 1981 and in Clinical Pharmacology at the University of Milan in 1994.

Gary G. Gemignani has served as our Executive Vice-President and Chief Financial Officer since June 2006.  From 2004 to 2005, Mr. Gemignani was the Vice President and Controller for the US Pharmaceuticals Division of Novartis AG, a pharmaceutical and consumer health company.  From 1998 to 2004, he held a variety of vice-president level positions for Prudential Financial Inc., a financial products and services provider.  From 1993 to 1998, Mr. Gemignani held a variety of senior financial positions at Wyeth, a pharmaceutical, consumer healthcare and animal health company.  From 1986 to 1993, he was an employee of Arthur Andersen & Co.  Mr. Gemignani received a bachelor of science in accounting from St. Peter’s College.

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

Dr. Kenneth Anderson has served as one of our directors since June 2005.  His current term expires on the date of the ordinary shareholders’ meeting approving our 2008 Italian GAAP financial statements. Dr. Anderson has been a professor at the Dana-Farber Cancer Institute, Cancer Research and Clinical Care, since 1980, a professor of medicine at Harvard Medical School since 2000 and a Kraft Family professor of medicine at Harvard Medical School since 2002. He has been the Chief of the Division of Hematologic Neoplasia at the Dana-Farber Cancer Institute since 2002, the Vice Chair of the Joint Program in Transfusion Medicine at Harvard Medical School since 2000, the Director of the Jerome Lipper Multiple Myeloma Center at the Dana-Farber Cancer Institute since 2000, the Associate Medical Director of Brigham and Women’s Hospital Blood Bank since 1998 and an attending physician at the Bone Marrow Transplantation Service at Brigham and Women’s Hospital since 1997. Dr. Anderson is a member of 11 medical and scientific societies and on the editorial boards of 11 medical and scientific journals. He received a Bachelors’ degree, summa cum laude, from Boston University in 1973, a M.D. from Johns Hopkins University School of Medicine in 1977 and a Masters’ Degree in Art from Harvard University in 2000.

Gigliola Bertoglio has served as one of our directors since December 2004. Her current term as a director expires on the date of the ordinary shareholders’ meeting approving our 2008 Italian GAAP financial statements.  Ms. Bertoglio has been a self-employed consultant since January 2003. From 1970 through 2003 she was employed by Reconta Ernst & Young (the Italian affiliate of Ernst & Young LLP) and its predecessors and was an audit partner beginning in 1977. From 1998 until leaving the firm, she was responsible for the firm’s Capital Market Group in Italy. From 1989 to 1998, she was responsible for directing the firm’s Professional Standards Group and member of the Accounting and Auditing Standards Group of Ernst & Young International and as a coordinating audit partner on clients with international operations. From 1977 to 1989, Ms. Bertoglio was a partner of the Italian firm of Arthur Young & Co. (the predecessor to Ernst & Young) where she was responsible for directing the firm’s Professional Standards Group and serving in an advisory role to the Accounting and Auditing Standards Group of Arthur Young International and as a coordinating audit partner on clients with international operations. From 1970 to 1977, she was an Audit Manager (1970 to 1974) and an Audit Principal (1975 to 1977) with the Italian firm of Arthur Young & Co. in its Rome and Milan offices. Prior to 1970, Ms. Bertoglio was employed in the New York offices of Horwath & Horwath and LKH&H, both of which were public accounting firms. She earned a degree in Public Accounting from New York University and a Diploma in Accounting from Economics Institution in Biella, Italy. She is a Certified Public Accountant (active license to August 31, 2002, inactive after that) in the United States and included in the Register of Authorized Auditors of Consob, the Italian Stock Exchanges regulatory agency of public companies.

Luca Breveglieri has served as one of our directors since April 2006.  His current term expires on the date of the ordinary shareholders’ meeting approving our 2008 Italian GAAP financial statements.  Mr. Breveglieri is an Italian-qualified attorney and has been a partner of Breveglieri Verzini e Soci, an Italian law firm, since 2000.  From 1982 to 2000, Mr. Breveglieri was the founding partner of Breveglieri e Associati.  Mr. Breveglieri is an Italian certified public accountant.  Mr. Breveglieri received a degree in law from Universita degli Studi, Pisa, Italy, in 1977.

Marco Codella has served as one of our directors since June 2005.  His current term expires on the date of the ordinary shareholders’ meeting approving our 2008 Italian GAAP financial statements.  Mr. Codella has been the Chief Financial Officer of Sigma Tau Industrie Farmaceutiche Riunite S.p.A., an international family of pharmaceutical companies, since May 1999 and he has been Chief Financial Officer of Sigma Tau Finanziaria S.p.A. since July 2008.  Mr. Codella was a professor of Economics and Management Accounting at University of Rome, La Sapienza from 2001 to 2007.  From 1997 to 1999, Mr. Codella was the Finance, IT and Logistics Director of Crown Cork & Seal Italy S.p.A., an Italian subsidiary of Crown Holdings, Inc., a manufacturer of packaging products to consumer marketing companies. From 1994 to 1997, Mr. Codella was the Finance and IT Director of Crown Cork & Seal Italy S.p.A. From 1990 to 1994, Mr. Codella held various finance positions at Digital Equipment Italia S.p.A., an Italian subsidiary of Digital Equipment Corporation, a computer company. From 1987 to 1990, Mr. Codella was the Finance Manager of an Italian subsidiary of Ampex Corporation, a provider of technology for acquisition, storage and processing of visual information. From 1984 to 1987, Mr. Codella was an auditor at Deloitte, Haskins & Sells, an accounting firm. Mr. Codella is a director of Sigma Tau Finanziaria SpA . He is also a Director of Sigma Tau  Industrie Farmaceutiche Riunite S.p.A., Biosint S.p.A., Avantgarde S.p.A., Tecnogen S.p.A., Sigma Tau Healthscience LLC, Sigma Tau India, Sigma Tau BV, and Sigma Tau Healthscience International BV,  each of which is a subsidiary of Sigma Tau Finanziaria S.p.A., and Fonchim, a pension fund for chemical industry workers. Mr. Codella is an Italian certified public accountant. Mr. Codella graduated summa cum laude from Rome University in 1984 with a degree in economics.

Dr. Lee M. Nadler has served as one of our directors since June 2005.  His current term expires on the date of the ordinary shareholders’ meeting approving our 2008 Italian GAAP financial statements. Dr. Nadler is the Senior Vice President of Experimental Medicine at Harvard University’s Dana-Farber Cancer Institute and a Professor of Medicine at Harvard University. He joined the staff of the Dana-Farber Cancer Institute in 1977, and was promoted to the faculty in 1980. He served as chief and chair of several departments, including serving as the First Chairperson of the Dana-Farber Cancer Institute’s Department of Adult Oncology. Dr. Nadler received a medical degree from Harvard Medical School in 1973.

Malcolm Sweeney has served as one of our directors since April 2007. His current term expires on the date of the ordinary shareholders’ meeting approving our 2008 Italian GAAP financial statements. From 2001 to 2005, Mr. Sweeney was the Head of Financial Reporting and Accounting of the Pharma Division at Novartis AG, a major international pharmaceutical company.  From 1990 to 2000, Mr. Sweeney worked for IMS Health Inc., (formerly IMS International), a provider of market intelligence to the pharmaceutical and healthcare industries, and associated companies.  He held the positions of Corporate Controller and Senior Director of Finance for IMS Health Inc., as well as that of Leader of European Shared Services for Dun and Bradstreet in 1994 and 1995 when Dun and Bradstreet used to own IMS Health Inc. and several other major information service providers.  From 1974 to 1990, he held a variety of finance positions for divisions of General Electric.  Mr. Sweeney resides in the U.K., is a chartered accountant, admitted to the Institute of England & Wales in 1974 when working for KPMG (formerly Peat, Marwick, Mitchell and Co.).  He received a Bachelor of Science in Physics, Economics and Philosophy from the University of Exeter in 1970.

Dr. Andrea Zambon has served as one of our directors since June 2005.  His current term expires on the date of the ordinary shareholders’ meeting approving our 2008 Italian GAAP financial statements.  Dr. Zambon also serves on the board of directors and is the President of Tubilux Pharma, which operates in the research, production and marketing of ophthalmic products.  Dr. Zambon is also the President and Chief Executive Officer of Kjos, a holding company founded in 2005, that focuses its investments in technology driven companies in different countries and industry sectors, in particular, health services and technology, chemical and energy, and security.  Dr. Zambon co-founded and was the President of a web-based company, OKSalute S.p.A., from 2000 until 2002.  From 2000 until 2004, Dr. Zambon was the president and a board member of Zambon S.p.A., the parent company of Zambon Group, S.p.A., an Italian pharmaceutical and chemical company that operates in 19 countries in Europe, North and South America and Asia.  Dr. Zambon started his career in 1986 at the Zambon Group S.p.A. where he has held various positions until 1999, including President and Chief Executive Officer from 1991 to 1999.  Dr. Zambon has also been employed by Smith Kline & Beckman in various departments, including clinical development, regulatory affairs, and market research, and Fujisawa US.  Over the years, Dr. Zambon has served on numerous corporate and industry association boards. Dr. Zambon earned a Medical Degree from the University of Milan Medical School.

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

COMPENSATION

Compensation of Directors and Executive Officers

For the year ended December 31, 2006, the aggregate cash compensation to our executive officers and directors as a group was approximately €1.092 million.  For the year ended December 31, 2007, the aggregate cash compensation to our executive officers and directors as a group was approximately €1.291 million.  For the year ended December 31, 2008, the cash compensation to our executive officers and directors were  €.90 million and €.47 million, respectively.   During the year ended December 31, 2006, we granted options to purchase an aggregate of 130,000 ordinary shares to our executive officers and directors at exercise prices ranging from $12.60 to $17.35 that, as amended, terminate on dates ranging from April 28, 2016 to June 1, 2016.  During the year ended December 31, 2007, we granted options to purchase an aggregate amount of 429,000 ordinary shares to executive officers and directors at exercise prices ranging from $16.52 to $18.95 that terminate on dates ranging from March 26, 2017 to November 9, 2017.  During the year ended December 31, 2008, we granted options to purchase an aggregate of 220,648 ordinary shares to executive officers and directors at exercise prices ranging from $5.20 to $13.98 that terminate on dates ranging from January 2, 2018 to May 9, 2018.

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

The incentive plan authorizes 1,500,000 ordinary shares for issuance. The maximum number of shares that may be issued under the incentive plan subject to incentive share options is 1,500,000. At December 31, 2008, there were 1,475,000 shares underlying outstanding options, with a weighted average exercise price of $12.18.  Shares subject to share awards that have expired or otherwise terminated without having been exercised in full again become available for the grant of awards under the incentive plan.  In the event of a share split or other alteration in our capital structure, without the receipt of consideration, appropriate adjustments will be made to outstanding awards to prevent dilution or enlargement of participant’s rights. The plan is governed by Italian law.

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

The 2007 Stock Option Plan authorizes 1,000,000 ordinary shares for issuance.  At December 31, 2008, there were 322,178 shares underlying outstanding options, with a weighted average exercise price of $11.64. Shares subject to options that have expired or otherwise terminated without being exercised in full again become available for issuance under the plan.  In the event of a share split or other alteration in our capital structure, without the receipt of consideration, appropriate adjustments will be made to the outstanding awards to prevent dilution or enlargement of a participant’s rights.  The plan is governed by Italian law.

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

BOARD PRACTICES
Board Composition

Our board of directors currently consists of eight members: Dr. Anderson, Ms. Bertoglio, Mr. Breveglieri, Mr. Codella, Dr. Ferro, Dr. Nadler, Mr. Sweeney and Dr. Zambon.  Dr. Anderson, Ms. Bertolglio, Mr. Breveglieri, Dr. Nadler, Mr. Sweeney and Dr. Zambon have never been employed by us or any of our subsidiaries and are independent directors.  FinSirton also agreed to vote its shares in favor of electing one person designated by Sigma Tau Finanziaria S.p.A.  Mr. Codella is the designee of Sigma Tau.  We do not have any agreements with any of our directors that provide for benefits upon termination of employment, although under Italian law, if directors are removed by the vote of shareholders at an ordinary shareholders’ meeting prior to the end of their term without cause, they may have a claim for damages against us.  These damages may include, but are not limited to, compensation that would otherwise have been paid to the director for the remainder of his or her term and damage to his or her reputation.

Our Compensation Committee recommends the compensation of our directors to our shareholders and our board of directors.  Under Italian law, our shareholders determine the compensation of our directors relating to basic board service, such as annual fees for serving on the board and fees for attending board meetings.  Our directors then determine “additional” compensation for our directors for serving on the various board committees and attending committee meetings.  Our Compensation Committee, board of directors and shareholders have approved the following director compensation for the term from our April 2008 ordinary shareholder meeting to our April 2009 shareholder meeting. Each director (other than Dr. Ferro) would receive, as applicable:

•	€20 thousand per year for being a member of the board;

•	€2 thousand for each board meeting attended;

•
an additional €3 thousand for each board meeting attended in person that is held outside of the continent in which the director resides or that requires travel for more than 5 hours from his or her residence;

•
an additional €1 thousand for each board meeting attended from May 2008 to May 2009 to the extent such board members served a term from April 2007 to May 2008 (one time payment in 2008 for services provided in 2007).

•	an additional €18 thousand per year for being the chairperson of the audit committee;

•	€2 thousand per committee meeting attended for the chairperson of the nominating and corporate governance committee and the chairperson of the compensation committee;

•	€1 thousand per committee meeting attended for the other members of the nominating and corporate governance committee and the compensation committee;

•	€4 thousand per committee meeting attended for all members of the audit committee, including the chairperson;

•	options to purchase ordinary shares calculated based on a Black Scholes analysis using the fair market value of our ADSs on the date of grant and an economic value of $38 thousand.

•	options to purchase 6,846 ordinary shares per year to the chairperson of the clinical committee and options to purchase 4,108 shares per year to the other members of the clinical committee; and

•	€4 thousand per committee meeting attended for all members of the clinical committee, including the chairperson.

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

Audit Committee. Our audit committee consists of Ms. Bertoglio, Mr. Sweeney and Mr. Breveglieri, each of whom is an independent director.  Ms. Bertoglio and Mr. Sweeney are both audit committee financial experts.  The audit committee is a standing committee of, and operates under a written charter adopted by, our board of directors. The audit committee:

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

Our board of directors adopted an “Organizational and Operational Model” in compliance with the provisions of Italian Legislative Decree of June 8, 2001 No. 231 (relating to the administrative responsibility of companies). This document consists of:

•	operating procedures and reporting system;

•	internal supervisory and monitoring body; and

•	a disciplinary system.

Compensation Committee. Our compensation committee consists of Mr. Sweeney, Dr. Nadler and Dr. Zambon, each of whom is an independent director. Under Nasdaq rules, the compensation of a U.S. domestic company’s chief executive officer and all other officers must be determined, or recommended to the board of directors, either by a compensation committee comprised of independent directors or a majority of the independent directors of its board of directors. Disclosure of individual management compensation information is mandated by the Exchange Act proxy rules, but foreign private issuers are generally exempt from that requirement. Our compensation committee performs the duties required by the rules of Nasdaq including making decisions and recommendations regarding salaries, benefits, and incentive compensation for our executive officers. Part of the compensation of our directors is fixed periodically by our shareholders at their annual ordinary shareholder meetings. We disclose the aggregate compensation of our executive officers and directors in our Exchange Act reports, but not individual compensation of those officers or directors.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Ms. Bertoglio, Mr. Breveglieri and Dr. Anderson, each of whom is an independent director. Under Nasdaq rules, the directors of a U.S. domestic company must be either selected or recommended for the board of directors’ selection by either a nominating committee comprised solely of independent directors or by a majority of the independent directors. Under Italian law, directors may also be nominated by our shareholders. Our nominating and corporate governance committee performs the duties required by Nasdaq, including assisting the board of directors in fulfilling its responsibilities by:

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

Clinical Committee.  Our clinical committee consists of Dr. Nadler, Dr. Anderson and Dr. Zambon.  Our clinical committee assists the board of directors in fulfilling its oversight responsibilities with respect to clinical and regulatory matters.  The clinical committee’s primary purposes are to:

•	review management’s design and execution of clinical trials;

•	provide input and advice to management regarding the same; and

•	periodically update the rest of the board of directors regarding the company’s performance of the clinicaltrials and the committee’s advice regarding the same.

Other Committees. Our board of directors may establish other committees as it deems necessary or appropriate from time to time, including, but not limited to, an executive committee.

Board of Statutory Auditors

Under Italian law, in addition to electing our board of directors, our shareholders also elect a board of statutory auditors. The statutory auditors are elected for a term of three years, may be reelected for successive terms and may be removed only for cause and with the approval of a competent court. Each member of the board of statutory auditors must provide certain evidence that he or she is qualified to act in that capacity under Italian law, and that he or she meets certain professional standards. The board of statutory auditors is required to verify that we comply with applicable law and our bylaws, respect the principles of correct administration and maintain adequate organizational structure, internal controls and administrative and accounting system, and oversees our independent accountants with respect to our Italian GAAP financial statements.

The following table sets forth the names of the three members of our board of statutory auditors and the two alternate statutory auditors and their respective positions, as of the date of this annual report. The current board of statutory auditors was elected on April 28, 2006 for a term that ends at the date of the ordinary shareholders’ meeting to approve our 2008 annual financial statements.

Name	Position
Giorgio Iacobone	Chairman
Carlo Ciardiello	Member
Augusto Belloni	Member
Domenico Ferrari	Alternate
Romano Chiapponi	Alternate

Mr. Iacobone and Mr. Belloni also serve as members of the board of statutory auditors of Sirton.

In 2005, our board of statutory auditors met five times and attended four board of directors meetings and two shareholders meetings.  In 2006, they met five times and attended nine board of director meetings and six shareholder meetings.  In 2007, they met six times and attended six board of director meetings and one shareholder meeting.  In 2008, they met eight times and attended thirteen board of director meetings and one shareholder meeting.  In 2008, we accrued €68 thousand as compensation for their service as our board of statutory auditors.

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

EMPLOYEES

The table below shows the number, activity and geographic location of our permanent employees as of December 31, 2006, 2007 and 2008. All of our employees are in Italy, except for four individuals, including Gary Gemignani, our Executive Vice President and Chief Financial Officer, who are based in the United States.

	As of December 31,
	2006	2007	2008
Administration, accounting, finance, business development	12	18	18
R&D, clinical, regulatory	20	23	17
Production, quality assurance control	33	39	39
Total	65	80	74

Italian law imposes certain confidentiality obligations on our employees and provides that either any intellectual property created by them while in our employ belong to us or we have a right of option on it, although we must compensate them for such intellectual property creation. Our employees in Italy are subject to national collective bargaining agreements. National agreements are negotiated collectively between the national associations of companies within a given industry and the respective national unions. National agreements provide a basic framework on working conditions, including, among other things, pay, security and other provisions. Our employees, other than executive officers in Italy, were subject to a collective bargaining agreement that was renewed on May 10, 2005 and expires on December 31, 2009.  Our executive officers in Italy are subject to a collective bargaining agreement that was renewed on November 20, 2004 and expires on December 31, 2008. We believe that we maintain satisfactory relations with our employees.

Under Italian law, employees are entitled to amounts based on salary and years of service upon leaving their employment, even if we terminate them for cause or they resign. We had a liability for these termination indemnities of €655 thousand at December 31, 2008.  Under Italian law, we make social security and national healthcare contributions for our employees to the Italian government, which provides pension and healthcare insurance benefits.

SHARE OWNERSHIP

Dr. Laura Ferro and members of her family control FinSirton. As a result, Dr. Ferro may be deemed to beneficially own FinSirton’s shares of our company. Dr. Ferro disclaims such beneficial ownership.  Dr. Ferro also holds options that, within 60 days of March 31, 2009, are vested as to 394,894 shares.

Mr. Gary Gemignani, our Chief Financial Officer, and Dr. Massimo Iacobelli, our Scientific Director, hold options that, within 60 days of March 31, 2009, are vested as to 180,443 and 209,351, respectively.

To our knowledge, none of our other directors and officers listed herein owned one percent or more of our ordinary shares at March 31, 2008.  See “Item 7, Major Shareholders and Related Party Transactions.”

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table shows information with respect to the beneficial ownership of our ordinary shares as of March 31, 2009 by:

•	each person, or group of affiliated persons, who we know owns beneficially 5% or more of our ordinary shares, and

•	all of our directors and executive officers as a group.

At March 31, 2009, we had 14,956,317 ordinary shares outstanding.  Except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. Ordinary shares underlying our convertible securities that are exercisable within 60 days from March 31, 2009 are deemed outstanding for computing the amount and percentage owned by the person or group holding such convertible securities, but are not deemed outstanding for computing the percentage owned by any other person or group.

	Number of Shares Beneficially Owned	Percent
Principal Shareholders
Laura Ferro (1)	4,144,894	27%
FinSirton S.p.A.(2)	3,750,000	25.1%
Paolo Cavazza (3)	2,685,329	17.9%
Claudio Cavazza (4)	2,472,002	16.5%
Sigma Tau Finanziaria S.p.A. (5)	2,384,335	15.9%
Defiante Farmaceutica, L.D.A. (6)	1,084,335	7.2%
All directors and executive officers as a group (12 persons) (7)	4,870,306	32.6%

(1)
Dr. Laura Ferro, who is our Chief Executive Officer, President and one of our directors, may be deemed to share voting or dispositive control with FinSirton over the ordinary shares in Gentium that FinSirton beneficially owns. Dr. Ferro disclaims beneficial ownership of such shares.

(2)
Address is Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy.  The board of directors of FinSirton, including Dr. Laura Ferro, may be deemed to share voting or dispositive control with FinSirton over the ordinary shares in Gentium that FinSirton beneficially owns.  The members of the board of directors of FinSirton, including Dr. Ferro, disclaim beneficial ownership of such shares.  FinSirton entered into a loan agreement with Intesa San Paolo S.p.A. on June 12, 2007, and in connection therewith, pledged 700,000 and 2,300,000 ordinary shares in our company to IntesaSanpaolo S.p.A. to secure repayment of such loan.

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

(4)
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

(5)
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

(6)
Based upon information obtained from a Schedule 13G filed with the SEC, as amended.  Address is Rua dos Ferreios, 260, Funchal-Madeira (Portugal) 9000-082.  Includes 73,334 ordinary shares issuable upon exercise of warrants currently exercisable.

(7)           Assumes that Dr. Laura Ferro is deemed to beneficially own the ordinary shares beneficially owned by FinSirton and includes 1,120,306 ordinary shares issuable upon exercise of options currently exercisable and exercisable within 60 days of March 31, 2009.

As of March 31, 2009, there were no record holders of our ordinary shares located in the United States. There were no changes in percentage ownership by the holders listed above since January 1, 2005 except for the following.

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

•     In our February 2007 private placement, Chaumiere acquired 87,667 ordinary shares, Defiante acquired 87,666 ordinary shares and Inverlochy acquired 87,667 ordinary shares.  Paolo Cavazza may be deemed to have acquired the ordinary shares acquired by Chaumiere.   Paolo Cavazza, Claudio Cavazza and Sigma Tau Finanziaria S.p.A. may be deemed to have acquired the ordinary shares acquired by Defiante.  Claudio Cavazza may be deemed to have acquired the ordinary shares acquired by Inverlochy.

•     In June 2007, Biomedical Value Fund, L.P. sold 227,447 ordinary shares to Sigma-Tau Finanziaria S.p.A. and 304,468 ordinary shares to Defiante, and Biomedical Offshore Value Fund, Ltd. sold 272,553 ordinary shares to Sigma-Tau Finanziaria S.p.A. and 259,362 ordinary shares to Defiante.

•     From July 2005 to May 2008, our company issued stock option awards to our officers and directors. 1,120,306 ordinary shares are issuable upon exercise of these stock option awards within 60 days of March 31, 2009.

The holders of 5% or more of our outstanding ordinary shares do not have different voting rights than other holders of our ordinary shares. Dr. Ferro and her family, through their ownership of 100% of the outstanding ordinary shares of FinSirton, may effectively control all decisions and actions that must be made or taken by holders of our ordinary shares by virtue of the fact that FinSirton beneficially owned approximately 27% of our outstanding ordinary shares at March 31, 2009.

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

Registration Rights

Holders of shares issued upon conversion of Series A notes and warrants

We have registered the resale of 502,334 ordinary shares pursuant to an investor rights agreement with the purchasers of our Series A notes and related warrants with respect to the ordinary shares issued upon conversion of the Series A notes and issuable upon exercise of the warrants.  The agreement provides that, beginning 270 days after the effective date of the registration statement relating to our initial public offering, the holders of a majority of the ordinary shares that were issued upon conversion of our Series A notes or exercise of our warrants would be entitled to demand that we register their shares for resale under the Securities Act of 1933, as amended. We are not required to effect more than three registrations for these holders under these demand registration rights. These demand rights terminated on June 21, 2008. No more than two of the demand registrations may be effected using a Form F-1 registration statement. The securities registered pursuant to F-1 registrations must have an aggregate offering price of $2.5 million and any short-form or Form F-3 registrations must have an aggregate offering price of $1.0 million.

The investor rights agreement also provides that if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other shareholders exercising registration rights, the holders of warrants or ordinary shares received upon conversion of the Series A notes or warrants are entitled to notice of the registration and are entitled to include such ordinary shares in any such registration. These “piggyback rights” are subject to conditions and limitations, among them a minimum aggregate offering price of $1.0 million each and the right of the underwriters of an offering to limit the number of ordinary shares included in the registration. These piggyback rights terminated on June 21, 2008.

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

Alexandra Global Master Fund Ltd., Generation Capital Associates and Sigma Tau Finanziaria S.p.A.

We have registered the resale of 1,250,000 ordinary shares pursuant to an investor rights agreement with Alexandra Global Master Fund Ltd. and Generation Capital Associates with respect to an aggregate of 450,000 ADSs held by those parties and with Sigma Tau Finanziaria S.p.A. with respect to 800,000 ordinary shares held by Sigma Tau Finanziaria S.p.A. Each investor rights agreement provides that beginning six months after the effective date of the registration statement relating to our initial public offering, the holders of the majority of the ordinary shares covered by that agreement would be entitled to demand that we register their shares for resale under the Securities Act. These “demand rights” are subject to limitations described in the agreements. We are not required to effect more than two registrations under these demand registration rights pursuant to each agreement. These demand rights terminated on June 21, 2008. The securities registered pursuant to F-1 registrations must have an aggregate offering price of $2.0 million and any short-form or Form F-3 registrations must have an aggregate offering price of $1.0 million.

Each investor rights agreement also provides that if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other shareholders exercising registration rights, the holders are entitled to notice of the registration and are entitled to include ordinary shares in any such registration. These “piggyback rights” are subject to conditions and limitations, among them a minimum aggregate offering price of $1.0 million each and the right of the underwriters of an offering to limit the number of shares included in the registration. These piggyback rights terminated on June 21, 2008.

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

RELATED PARTY TRANSACTIONS

Other than described below, between January 1, 2005 and the date of this report, we have not entered into or proposed to enter into any transaction or loan with any affiliate of ours, any of our directors, executive officers, holders of 10% or more of our ordinary shares, any member of their immediate family or any enterprise over which any such person is able to exercise a significant influence other than our employment agreements with our executive officers.

Control by Dr. Ferro’s Family

Dr. Laura Ferro, who is our Chief Executive Officer and President and one of our directors, and members of her family control FinSirton. As a result, Dr. Ferro and her family indirectly control approximately 27% of our outstanding ordinary shares at March 31, 2009.

Agreements with various entities

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

On January 2, 2006, we entered into a Service Agreement with FinSirton pursuant to which FinSirton supplies us with general management and personnel administration services.  This agreement was amended in 2007 and is renewable automatically each year barring cancellation of the agreement, which requires notice one month prior to expiration.  Starting from January 2007, we pay FinSirton €975 per employee per year for personnel services and €54 thousand per year for general management services.  This agreement allows us to revise the payroll service at €195 per employee per year if we manage internally some of the payroll activities.  In 2008, the agreement was renewed only for general service management services. The agreement terminated on December 31, 2008.

On January 2, 2006, we entered into a Service Agreement with Sirton pursuant to which Sirton supplies us with a number of business services including quality control, analytical assistance for research and development, engineering services, general and car rental services, utilities services, and maintenance services.  This agreement was amended in 2007 and 2008 and is renewable automatically each year barring cancellation of the agreement, which requires notice one month prior to expiration.

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

On November 30, 2007, we entered into a Manufacturing Agreement with Sirton, pursuant to which Sirton will manufacture finished ampoules and capsules of defibrotide from the raw ingredient.  The agreement may be terminated by either party upon 60 days notice.  We terminated this agreement in November 2008.  On February 2, 2009 we executed a technical services transfer agreement with Patheon S.p.A., whereby Patheon S.p.A. would take over the manufacture of the finished ampoules and capsules of defibrotide.

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

Each of these investors is an affiliate of Sigma Tau Finanziaria S.p.A., which owns 1,300,000 ordinary shares. Pursuant to a voting agreement between Sigma-Tau Finanziaria S.p.A. and FinSirton, a designee of Sigma-Tau Finanziaria S.p.A., Marco Codella, was elected to be a member of our board of directors upon consummation of our initial public offering in June 2005.  Mr. Codella is the Chief Financial Officer of Sigma Tau Industrie Farmaceutiche Reunite S.p.A., which is a wholly-owned subsidiary of Sigma-Tau Finanziaria S.p.A.  Each of these three investors is also an affiliate of Sigma-Tau Pharmaceuticals, Inc., which is a party to a License and Supply Agreement with us pursuant to which we have licensed the right to market defibrotide to treat VOD in North America, Central America and South America to Sigma-Tau Pharmaceuticals, Inc. and pursuant to which Sigma-Tau Pharmaceuticals, Inc has agreed to purchase defibrotide for this use from us. This agreement is described in more detail in “Business—Our Strategic Alliances—License and Distribution Agreements.” Sigma-Tau Pharmaceuticals, Inc. also has a right of first refusal to market defibrotide for certain other uses in North America, Central America and South America.

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

OTHER FINANCIAL INFORMATION

Export Sales
Not applicable.
Legal Proceedings

In August 2008, a legal proceeding was commenced against our Board of Directors and Board of Statutory Auditors in the Court of Como (Italy) seeking to prevent a proposed financing transaction from proceeding by alleging misconduct by our Board of Directors and Board of Statutory Auditors. The action was brought by Sigma-Tau Finanziaria S.p.A. and a related entity, which together with their affiliates beneficially hold approximately 18% of our ordinary shares.

While the Court of Como initially issued an interim measure ordering that the proposed transaction not proceed, on October 2, 2008, the Court of Como issued a decision terminating this legal proceeding, citing the lack of any damages, and vacated the interim order previously issued by the Court.

As of the date of this report, we are not a party to any legal or governmental proceeding that is pending or, to our knowledge, threatened or contemplated against our company that, if determined adversely to us, would have a materially adverse effect, either individually or in the aggregate, on the business, financial condition or results of operations.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain all available funds to support our operations and to finance the growth and development of our business. We are not subject to any contractual restrictions on paying dividends. Under Italian law and our bylaws, our payment of any annual dividend must be proposed by our board of directors and is subject to the approval of our shareholders at the annual ordinary shareholders’ meeting. Before dividends may be paid out of our profit in any year, we must allocate an amount equal to 5% of the net profit to our legal reserve until such reserve is at least equal to 20% of the aggregate par value of our issued shares, which we call our “capital.” If a loss in our capital occurs, we may not pay dividends until the capital is reconstituted or reduced by the amount of such losses. We may distribute reserves deriving from available retained earnings from prior years, provided that after such payment, we will have a legal reserve at least equal to the legally required minimum of 20% of the capital. We may not approve or pay dividends until this minimum is met. If the minimum is met, the board of directors proposes the issuance of a dividend and the shareholders approve that issuance, the shareholders’ resolution will specify the manner and the date for their payment..

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

Under Italian law, Italian companies are required to supply to the Italian tax authorities certain information regarding the identity of non-resident shareholders in connection with the payment of dividends. Shareholders are required to provide their Italian tax identification number, if any, or alternatively, in the case of legal entities, their name, country of establishment and address, or in the case of individuals, their name, address and place and date of birth, or in the case of partnerships, the information required for individuals with respect to one of their representatives. In the case of ADSs owned by non-residents of Italy, we understand that the provision of information concerning the depositary, in its capacity as holder of record of the ordinary shares underlying the ADSs, will satisfy this requirement. However, beneficial U.S. ADS holders are entitled to a reduction of the withholding taxes applicable to dividends paid to them under the income tax convention for the avoidance of double taxation currently in effect between the United States and Italy (the “Income Tax Convention”); provided, however, that conditions set out in the Income Tax Convention are met. In order for you to benefit from that reduction, we are required to furnish certain information concerning you to the Italian tax authorities and, therefore any claim by you for those benefits would need to be accompanied by the required information.

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

	Price Range of ADSs
	High		Low
2005
Second Quarter (beginning June 16, 2005)		$9.10		$8.77
Third Quarter		$8.99		$6.92
Fourth Quarter		$8.68		$7.05
2006
First Quarter		$13.25		$7.85
Second Quarter		$19.76		$12.17
Third Quarter		$15.49		$12.95
Fourth Quarter		$22.74		$17.01
Full Year		$22.74		$7.85
2007
First Quarter		$22.44		$17.00
Second Quarter		$20.25		$15.98
Third Quarter		$24.40		$15.78
Fourth Quarter		$23.06		$13.51
Full Year		$24.40		$13.51
2008
First Quarter		$13.98		$6.36
Second Quarter		$7.60		$3.41
Third Quarter		$4.29		$1.62
Fourth quarter		$1.73		$0.44
Full Year		$13.98		$0.44
Month Ended	$		$
January 31, 2009		$0.75		$0.63
February 28, 2009		$0.60		$0.34
March 31, 2009 (through March 30, 2009)		$0.90		$0.33

The closing price of the ADSs on Nasdaq on March 30, 2009 was $0.90.

Sources: American Stock Exchange and the Nasdaq Stock Market

PLAN OF DISTRIBUTION

Not applicable.

MARKETS

Our ADSs are listed on The Nasdaq Global Market under the symbol “GENT.”  Neither our ordinary shares nor our ADSs are listed on a securities exchange outside the United States.

SELLING SHAREHOLDERS

Not applicable.

DILUTION

Not applicable.

EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.     ADDITIONAL INFORMATION.

SHARE CAPITAL

Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION
Bylaws

The following is a summary of certain information concerning our ordinary shares and bylaws (Statuto) and of the Italian law provisions applicable to companies whose shares are not listed in a regulated market in the European Union, as in effect at the date of this annual report. The summary contains all the information that we consider to be material regarding the shares but does not purport to be complete and is qualified in its entirety by reference to our bylaws or Italian law, as the case may be.

Under Italian law, most of the procedures regulating our company other than those provided for under, including certain rights of shareholders, are contained in our bylaws as opposed to our articles of association.  Amendments to our bylaws requires approval at an extraordinary meeting of shareholders, as described below.

In January 2003, the Italian government approved a wide-ranging reform of the corporate law provisions of the Italian Civil Code, which came into force on January 1, 2004. On September 30, 2004, our shareholders approved a number of amendments to our bylaws dictated or made possible by the 2003 corporate law reform. Our bylaws were also amended on April 28, 2005, November 29, 2005, April 28, 2006 and April 27, 2007.   The following summary takes into account the 2003 corporate law reform and the consequent amendments to our bylaws.

General

As of March 31, 2009 our issued and outstanding share capital consisted of 14,956,317 ordinary shares, par value €1 per share. The Euro currency was adopted in Italy on January 1, 1999.  The redenomination of the ordinary shares from Italian Lira into Euro was approved by our shareholders on December 27, 2000.  All the issued and outstanding shares are fully paid, non-assessable and in registered form.

We are registered with the Companies’ Registry of Como.  Our registered offices are located in Piazza XX Settembre n. 2, Comune di Villa Guardia, frazione Civello, Como, Italy, registration number 02098100130.

Our corporate purpose is the manufacturing, on behalf of our company and third parties, and marketing in both Italy and other countries, of pharmaceutical preparations, pharmaceutical products, raw materials for pharmaceutical and para-pharmaceutical use and in general all and any products sold by pharmacies or for hospital use, excluding in all cases the retail sale in Italy of pharmaceutical preparations and products, medical articles and clinical apparatuses in general and organic and inorganic products that may be used in agrotechnical and/or zootechnical fields. We may also prepare and organize for our own account or on behalf of third parties the documentation required for obtaining authorizations for marketing pharmaceutical products in compliance with the regulations in force in the countries of destination and be the holders of those authorizations. We may grant and/or transfer licenses to Italian and foreign enterprises or corporate bodies or acquire licenses for ourselves or third parties. For each product contemplated by our corporate purposes, we may carry out research programs in general and in particular technological, chemical, pharmacotoxicological and clinical research programs in the hospital and pharmaceutical field. We are generally authorized to take any commercial transactions necessary or useful to achieve our corporate purpose, with the exclusion of investment services and other financial or professional activities reserved by Italian law to authorized entities.

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

On April 28, 2006, after a recommendation by our board of directors, our shareholders approved an amendment to our bylaws that provides that our board of directors be granted, pursuant to articles 2443 and 2420-ter of the Italian Civil Code, with the power to:

•     increase the capital of our company in cash, up to €90 million of par value, in one or more transactions, and to reserve all or part of such amount for the exercise of warrants issued by means of the same resolution of our board of directors providing for the relevant capital increase;

•     issue convertible bonds (including subordinated)and increase the capital of our company, in one or more transactions, up to €10 million of par value, through the issuance of ordinary shares reserved for the conversion of such convertible bonds, and to reserve all or part of such convertible bonds for issuance upon the exercise of warrants issued by means of the same resolution of our board of directors providing for issuance of the convertible bonds; and

•     in each case, exclude or limit the option right of our shareholders if our board of directors determines that exclusion or limitation to be in the interest of our company.

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

There are no limitations on the right to own or vote our ordinary shares, including by non-Italian residents or foreign residents.  However, owners of our ordinary shares must establish an account with a Monte Titoli participant.  Owners of ADSs representing our ordinary shares are subject to certain limitations as to their rights as explained in our risk factors entitled, “Risks Relating to Being an Italian Corporation – You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote,” “- You may not be able to participate in rights offerings and may experience dilution of your holdings as a result” and “- You may be subject to limitations on transfer of your ADSs.”  There are no provisions in our articles of association or bylaws that would have an effect of delaying, deferring or preventing a change of control of our company and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company.  There are no provisions in our bylaws governing the ownership threshold above which shareholder ownership must be disclosed.  There are no provisions discriminating against any existing or prospective holder of our ordinary shares as a result of such shareholder owning a substantial number of our shares.  There are no sinking fund provisions or provisions providing for liability for further capital calls by our company.

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

Board of directors

Pursuant to our bylaws, our board of directors must consist of between three and eleven individuals.  Our board of directors is elected at an ordinary shareholders’ meeting and the members stay in their office for no longer than one year.  Our directors, who may but are not required to be shareholders, may be re-elected.  Directors do not stand for reelection at staggered intervals.  Cumulative voting rights are not permitted or required.  There are no provisions in our articles of association or bylaws regarding retirement or non-retirement of our directors under an age limit requirement.

Our board of directors has complete power of our ordinary and extraordinary administration and in particular may perform all acts it deems advisable for the achievement of our corporate purposes, except for the actions reserved by applicable law or the bylaws to a vote of the shareholders at an ordinary or extraordinary shareholders’ meeting. See also, “Item 10, Additional Information, Memorandum and Articles of Association, Meetings of Shareholders.”

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

Meetings of our board of directors are called at least two days in advance, in case of necessity.  Statutory auditors are normally required to attend our board meetings, but if a meeting has been duly called, the board can validly take action at the meeting even if the board of statutory auditors do not attend. If the meeting has not been duly called, the meeting is nevertheless validly constituted if all of the directors in office and all of the statutory auditors are present. The chairman may call meetings on his own initiative and meetings must be called upon the request of two directors.

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

Replacing the historical model with the new one-tier model or two-tier model requires an extraordinary shareholders meeting resolution. The amended bylaws approved by our shareholders on September 30, 2004 do not provide for a change in our governance structure. As a result, we continue to have a board of directors and a board of statutory auditors.

Statutory auditors

Under Italian law, at least one effective statutory auditor and one alternate statutory auditor of a company shall be chosen among those registered with the Register of Auditors established with the Ministry of Justice. The other statutory auditors shall be chosen among those registered with any register established by decree of the Ministry of Justice or among University professors in economic and law matters, if they are not registered with the Register of Auditors. The following persons may not be appointed as statutory auditors:

•     one who is legally incapacitated, bankrupted, or disqualified from holding public or executive offices under Italian law;

•     a husband/wife, parent and relative-in-law of someone that is a director of the company, a director of a company that controls the company, or a director of a company that is under common control as the company; and

•     one who’s independence may be jeopardized due to an employment or consultant relationship or any other economic relationship with the company, a company that controls the company, or a company that is under common control as the company.

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

Our bylaws currently provide that the board of statutory auditors shall consist of three statutory auditors and two alternate statutory auditors (who are automatically substituted for a statutory auditor who resigns or is otherwise unable to serve).

Our board of statutory auditors is required, among other things, to verify that we:

•     comply with applicable laws and our bylaws;

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

As mentioned in the preceding section, effective January 1, 2004, Italian share corporations may depart from the traditional Italian model of corporate governance structure and opt for two alternative models, neither of which includes a board of statutory auditors. Our amended bylaws do not provide for a change in our governance structure, although we do have an audit committee simply as an internal body of our board of directors.

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

On May 2, 2008, our shareholders appointed Reconta Ernst & Young S.p.A., with offices in Italy, as our external U.S. GAAP auditors for fiscal year 2008.  On April 27, 2007, our shareholders appointed Reconta Ernst & Young S.p.A as our external Italian GAAP auditors for fiscal years 2007 through 2009.

Meetings of shareholders

Shareholders are entitled to attend and vote at ordinary and extraordinary shareholders’ meetings. Votes may be cast personally or by proxy. Shareholders’ meetings may be called by our board of directors (or our board of statutory auditors) and must be called if requested by holders of at least 10% of the issued shares. Shareholders are not entitled to request that a meeting of shareholders be convened to vote on issues which as a matter of law shall be resolved upon the basis of a proposal, plan or report by our board of directors. If the shareholders’ meeting is not called despite the request by shareholders and such refusal is unjustified, a competent court may call the meeting.

We may hold meetings of shareholders at our registered office in Villa Guardia, or elsewhere within Italy, any other member of the European Union or in the United States following publication of notice of the meeting in the “Gazzetta Ufficiale della Republica Italiana” or in the newspaper “Il Sole 24 Ore” at least 15 days before the date fixed for the meeting. Our bylaws provide that we must mail written notice of meetings to our shareholders at least 10 days before the date fixed for the meeting. The depositary will mail to all record holders of ADSs a notice containing a summary of all information included in any notice of a shareholders’ meeting received by the depositary. The notice of a shareholders’ meeting must specify two meeting dates for an ordinary or extraordinary shareholders’ meeting (first and second “calls”). The notice of the shareholders’ meeting also specifies the dates for further calls. The notice must contain a list of the items to be dealt with and state the day, hour and place for the meeting for both the first and second calls. However, if the above procedures are not complied with, the shareholders’ meeting will still be deemed to be validly held if all outstanding shares are represented, all other holders having the right to vote are present and the meeting is attended by a majority of the board of directors and the board of statutory auditors.

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

We may call extraordinary shareholders’ meetings to vote upon split-ups, dissolutions, appointment of receivers and similar extraordinary actions. We may also call extraordinary shareholders’ meetings to vote upon proposed amendments to our bylaws, issuance of convertible debentures, mergers and de-mergers and capital increases and reductions, if the actions may not be authorized by the board of directors. The board of directors has the authority to transfer our registered office within Italy, authorize, on a non-exclusive basis, amendments to our bylaws that are required by law, authorize mergers by absorption into us of our subsidiaries in which we hold all or at least 90% of the issued share capital, authorize reductions of our share capital in case of withdrawal of a shareholder and indicate who among the directors is our legal representative. If the shareholders authorize the issuance of shares or other securities at an extraordinary meeting, they may delegate the power to make specific issuances to the board of directors.

Once our shareholders have authorized the issuance of securities, those securities must be fully paid for before the shareholders may authorize the issuance of additional securities, unless the shareholders meet and vote to cancel those authorized but not purchased securities.

The quorum for an ordinary meeting of our shareholders on the first call is 50% of the outstanding ordinary shares, while on second call there is no quorum requirement. In either case, resolutions are carried by the majority of ordinary shares present or represented at the meeting. The quorum for an extraordinary meeting of shareholders is a majority of the outstanding ordinary shares on the first call and more than one-third of the outstanding shares on second call. Resolutions are carried by a majority of the outstanding ordinary shares on first call and at least two-thirds of the holders of shares present or represented at the meeting on second call. In addition, certain matters (such as, for example, a change in our purpose, the transfer of our registered office outside Italy or our liquidation prior to the date set forth in our bylaws) must be carried by the holders of more than one-third of the outstanding ordinary shares (not just the ordinary shares present or represented at the meeting).

Shareholders are entitled to one vote per ordinary share. Neither Italian law nor our bylaws limit the right of non-resident or foreign owners to hold or vote their shares. Shareholders do not need to “lodge” their share certificates (if any) or any communication from their broker in order to take part in the meeting. As a registered shareholder, the depositary (or its nominee) will be entitled to vote the ordinary shares underlying the ADSs. The deposit agreement requires the depositary (or its nominee) to accept voting instructions from owners of ADSs and to execute such instructions to the extent permitted by law.

Shareholders may appoint proxies by delivering in writing an appropriate instrument of appointment to us. Our directors, auditors and employees may not be proxies. Italian law provides that any one proxy cannot represent more than 20 shareholders prior to the company “making recourse to the risk capital market.” Italian scholars are undecided as to whether listing shares on an exchange outside of Italy constitutes “making recourse to the risk capital market.” If we are deemed to make recourse to the risk capital market by means of listing ADSs representing our ordinary shares on the Nasdaq Global Market System, any one proxy cannot represent more than 50 shareholders if the aggregate par value of our ordinary shares is €5 million or less or more than 100 shareholders if the aggregate par value of our ordinary shares is more than €5 million but less than or equal to €25 million. If the aggregate par value of our ordinary shares is more than €25 million, any one proxy cannot represent more than 200 shareholders.  At December 31, 2008, we had 14,956,317 shares outstanding, the aggregate par value of which is €14,956,317, and so if we are deemed to make recourse to the risk capital market, each proxy may not represent more than 100 shareholders.

Preemptive rights

Pursuant to Italian law, holders of outstanding ordinary shares and convertible debentures are entitled to subscribe for issuance of ordinary shares or convertible debentures in proportion to their holdings at the time that the shareholders authorize the capital increase for those issuances, unless those issuances are for non-cash considerations. The preemptive rights may be excluded or limited by shareholders’ resolution adopted by the affirmative vote of holders of more than 50 percent of the ordinary shares at an extraordinary meeting of shareholders, or by a board of directors if the bylaws delegate such power to the board of directors, and such exclusion or limitation is in the interest of the company. There can be no assurance that the holders of ADSs may be able to exercise fully any preemptive rights to which our holders of ordinary shares may be entitled. If ADS holders are not able to exercise their preemptive rights, the depositary will, to the extent possible, dispose of such rights for their account.

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

Preference shares; other securities

Italian law permits us to issue preference shares with limited voting rights, other classes of equity securities with different economic and voting rights, “participation certificates” with limited economic and voting rights, as well as “tracking shares,” if our bylaws permit such issuances. Our bylaws currently do allow us to issue these securities. We may also issue convertible and non-convertible debt securities. In order to issue convertible debt securities, our board of directors would need to recommend to our shareholders that they approve the issuance of particular securities in connection with a capital increase, and the shareholders would need to vote to approve such an issuance and capital increase at an extraordinary meeting. The board would also need to recommend, and the shareholders would need to approve by vote at the extraordinary meeting, specific terms of the securities. The shareholders may vote at the extraordinary meeting to delegate to the board of directors the power to issue those securities from time to time, but not more than five years from the date of the extraordinary meeting.

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

Reduction of equity by losses

Italian law requires us to reduce our shareholders’ equity in certain situations. Our shareholders’ equity has three main components: capital, legal reserves and other shareholders’ equity (such as any premium paid for the shares over the par value and any retained earnings). We apply our losses from operations against our shareholders’ equity other than legal reserves and capital first. If additional losses remain, or if we have no shareholders’ equity other than legal reserves and capital, and the additional losses are more than one-third of the amount of our legal reserves and capital, our board of directors must call a shareholders’ meeting as soon as possible. The shareholders must vote to elect to either reduce the legal reserves and capital by the amount of the remaining losses, or to carry the losses forward for up to one year. If the shareholders vote to elect to carry the losses forward up to one year, and at the end of the year, the losses are still more than one-third of the amount of the legal reserves and capital, then we must reduce our legal reserves and capital by the amount of the losses.  However, as an S.p.A., we must maintain capital of at least €120 thousand. If the amount of the losses would reduce our capital to less than €120 thousand, then:

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

Minority shareholders’ rights; withdrawal rights

Shareholders’ resolutions which are not adopted in conformity with applicable law or our bylaws may be challenged (with certain limitations and exceptions) within ninety days by absent, dissenting or abstaining shareholders representing individually or in the aggregate at least 5% of our share capital (as well as by our board of directors or our board of statutory auditors). Shareholders not reaching this threshold or shareholders not entitled to vote at our meetings may only claim damages deriving from the resolution.

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

Capital

Delaware law permits companies to be incorporated with par value shares or no par value shares.  If a Delaware company issues par value shares and receives an amount in excess of the par value, the directors may attribute a portion of the excess as “capital.” If a Delaware company issues no par value shares, the directors may attribute a portion of the amount paid as “capital.”

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

Under Italian law, our payment of any annual dividend must be proposed by our board of directors and is subject to the approval of our shareholders at the annual ordinary shareholders’ meeting. Before dividends may be paid out of our profit in any year, we must allocate an amount equal to 5% of the net profit to our legal reserve until such reserve is at least equal to 20% of the aggregate par value of our issued shares, which we call our “capital.” If our capital is reduced as a result of accumulated losses, we may not pay dividends until the capital is reconstituted or reduced by the amount of such losses. We may distribute reserves deriving from available retained earnings from prior years, provided that after such payment, we will have a legal reserve at least equal to the legally required minimum of 20% of the capital. We may not approve or pay dividends until this minimum is met. If the minimum is met, the board of directors proposes the issuance of a dividend and the shareholders’ resolution approves that issuance, the shareholders’ resolution will specify the manner and the date for their payment. Any dividends which shareholders do not collect within five years of the date on which they become payable will be forfeited by those shareholders and we will keep the money. The board of directors may not approve interim dividends at times between our annual ordinary shareholders’ meetings.

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

Officers

Under Delaware law, a corporation is required to have such officers as are required to sign instruments to be filed with the Secretary of State and stock certificates. It is necessary that the corporation have at least two officers to comply with this requirement. The corporation has complete freedom to designate its executives by whatever names it wishes and to allocate the managerial power delegated to executives as the corporation may wish. Any number of offices may be held by the same person unless otherwise provided by the certificate of incorporation or the bylaws. Officers may be chosen in any way and by any person or body if the bylaws or a resolution of the governing body so specifies.

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

Under Italian law, shareholders’ resolutions which are not adopted in conformity with applicable law or our bylaws may be challenged (with certain limitations and exceptions) within ninety days by absent, dissenting or abstaining shareholders representing individually or in the aggregate at least 5% of our share capital (as well as by our board of directors or our board of statutory auditors). Shareholders not reaching this threshold or shareholders not entitled to vote at our meetings may only claim damages deriving from the resolution.

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

Under Italian law, issuances of any shares, ordinary or otherwise, require an amendment to our bylaws to increase our capital, which must be recommended to our shareholders by our board of directors and approved by a vote of our shareholders at an extraordinary meeting of shareholders. Our shareholders may not authorize the issuance of shares for a period of more than five years from the date of the extraordinary shareholders’ meeting. Once our shareholders have authorized the issuance of securities, those securities must be paid for before the newly issued shares may be purchased. The board would also need to recommend, and the shareholders would need to approve by vote at the extraordinary meeting, specific terms of the securities. Also, our shareholders can authorize the board of directors to increase our capital, one or more times, for a certain amount, but the board may exercise such power for only five years.  If the authorized capital is not issued by the end of those five years, the authorized capital expires, and our board and shareholders would need to meet again to authorize a new capital increase.  Our shareholders authorized our board of directors to increase our capital by up to €90 million of par value for ordinary shares and €10 million for ordinary shares issuable upon conversion of convertible bonds on April 28, 2006.  Italian law provides that any interested person may, for a period of 180 days following the filing of the shareholders’ resolution concerning the approval of the capital increase with the Register of Companies, challenge such capital increase if the increase was not in compliance with Italian law. If a shareholders’ meeting was not called to approve the capital increase, any interested person may challenge the capital increase for a period of 90 days following the next shareholders’ meeting.  Finally, once our shareholders authorize a capital increase, we must issue all of those authorized shares before the shareholders may authorize a new capital increase, unless the shareholders vote to cancel the previously authorized shares.

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

Italian law requires us to reduce our shareholders’ equity in certain situations. Our shareholders’ equity has three main components: capital, legal reserves and other shareholders’ equity (such as any premium paid for the shares over the par value and any retained earnings). We apply our losses from operations against our legal reserves and capital. If our capital is reduced for more than one-third as a result of losses, our board of directors must call a shareholders’ meeting as soon as possible. The shareholders must vote to elect to either reduce the legal reserves and capital by the amount of the remaining losses, or to carry the losses forward for up to one year. If the shareholders vote to elect to carry the losses forward up to one year, and at the end of the year, the losses are still more than one-third of the amount of the legal reserves and capital, then we must reduce our legal reserves and capital by the amount of the losses. However, as an S.p.A., we must maintain capital of at least €120 thousand. If the amount of the losses would reduce our capital to less than €120 thousand, then:

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

License and Distribution Agreements

On March 6, 2009, we entered into a supply and distribution agreement with IDIS Limited, whereby IDIS will be the exclusive supplier of defibrotide on a named patient supply basis in all countries other than Europe and the Americas.  Gentium will supply the finished and labeled product to IDIS who will in turn provide the product directly to hospitals in countries outside Europe and the Americas.  IDIS will maintain all relevant importation and regulatory licenses necessary to perform this service.  IDIS will also assist Gentium with various clinical and regulatory obligations such as adverse event reporting.  Gentium will instruct IDIS the price to charge for defibrotide, and in some cases, whether defibrotide will be given away free of charge.  IDIS will invoice the hospitals directly and in turn pay Gentium once IDIS collects the receivable.  Gentium will pay a fee to IDIS for each unit shipped and will also pay IDIS a monthly service fee.

On February 2, 2009, we entered into a technical transfer services agreement with Patheon International A.G., whereby its affiliate, Patheon Italia S.p.A. (as subcontractor) will assume the fill and finish of defibrotide in vials (currently performed by Sirton).  Patheon will perform the transfer of all analytical methods, will run a feasibility batch and will eventually run validation batches which, if successful, will be used for commercial sale upon final regulatory approval of defibrotide.  Patheon will also support Gentium in its regulatory filings by providing key documentation, review of Gentium’s regulatory submissions and access to regulators from the FDA and/or EMEA to inspect Patheon’s facility (the Pre-Approval Inspection).  Gentium will pay Patheon certain upfront and milestones to compensate Patheon for the services it performs as well as the capital expenditures it incurs.  All equipment purchased by Patheon will reside at Patheon but will be owned by Gentium.

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

On December 28, 2006, we entered into a Master Agreement with Crinos S.p.A. whereby we agreed to acquire the Italian marketing authorizations for defibrotide, as well as certain other related assets, including trademarks for €16 million.  This agreement expired on December 31, 2008.  Crinos agreed to transfer the trademarks to us at the time of the final payment.  These trademarks were transferred on January 16, 2009.  Crinos agreed to stop distributing the injectible formulation of defibrotide starting on December 28, 2008, and the oral formulation of defibrotide starting on December 31, 2008.  Crinos agreed to irrevocably waive and terminate its right of first refusal to market future therapeutic indications for defibrotide in the European market that was set forth in our License Agreement dated May 17, 2002 with Crinos.  In return, we agreed to pay Crinos a 1.5% royalty on net sales of defibrotide for the treatment and prevention of VOD in Europe for seven years, starting with the official launch date of treatment or prevention (whichever is first) of VOD in Germany, France, Italy, the United Kingdom or Spain (whichever country such product is first launched).

We also entered into a Distribution and Promotion Agreement dated December 28, 2006 with Crinos as part of the same transaction, whereby we agreed to sell the oral formulation of defibrotide to Crinos, and allow Crinos to distribute such oral formulation, until December 31, 2008, with certain exceptions for sales to hospitals and otherwise as required by Italian law.  In 2007 and 2008, we earned revenues of an aggregate of €1.7 million and €1.9 million, respectively, under this agreement.

Clinical Trial Agreements

On March 14, 2007, we entered into a Master Services Agreement with MDS Pharma Services (US), Inc.  Under this agreement, MDS Pharma provides us with clinical and regulatory consulting services, including with respect to our current Phase III clinical trial of defibrotide to treat VOD with multiple organ failure in the United States and the related historical arm control trial.  In 2008, we incurred cost for an aggregate of $2.73 million under this agreement.

Loan Agreements

On April 20, 2006, we entered into a Financing Contract with Banca Intesa Medicredito S.p.A. providing for a five year financing facility of up to €1 million to finance our purchase and installation of two reactors in our manufacturing facility.  The facility has a five-year term and bears interest at the three-month Euribor rate plus 1.7%.  It is secured by Banca Intesa debt securities in the aggregate amount of €525 thousand that we purchased and which expire on May 10, 2011.  We make installment payments on the facility of €131 thousand every six months until its final maturity in April 2011.  At December 31, 2008, the aggregate amount outstanding under this facility was €656 thousand.

On June 14, 2006, we entered into a Loan Agreement with Banca Nazionale Del Lavoro S.p.A. for a loan in the amount of €2.8 million.  The loan is secured by a mortgage on certain of our land and buildings.  It bears interest at the six month Euribor rate plus 1.00%, the principal of which will be repaid in 14 installments, every six months, starting from December 27, 2007 until final maturity in 2014 and the interest on which will be paid every six months starting from June 27, 2006.  At December 31, 2008, the amount outstanding under this loan was €2.20 million.

On June 30, 2006, we obtained a loan in the amount of €750 thousand from San Paolo IMI S.p.A. for the acquisition and installation of manufacturing equipment.  The loan bears interest at the three month Euribor rate plus 1.20%.  Beginning on June 15, 2008, the rate will be decreased to 1.02% over the Euribor rate.  The loan is payable in thirteen quarterly installments of approximately €58 beginning on June 15, 2008 through June 15, 2011. Interest is due quarterly beginning on September 15, 2006.  The agreement requires us to maintain a minimum level of net shareholders’ equity determined in accordance with Italian generally accepted accounting principles.  At December 31, 2008, the amount outstanding under this loan was €625 thousand.

On December 20, 2006, we entered into three Loan Agreements with Banca Intesa S.p.A.  The first of these was for a loan in the amount of €230 thousand for a term of 60 months, maturing on December 31, 2006.  Principal and interest are due in 20 quarterly installments beginning on March 31, 2007.  It bears interested at the three month Euribor rate plus 1%.  At December 31, 2008, the amount outstanding under this loan was €144 thousand.

The second Loan Agreement was for a loan in the amount of €500 thousand for a term of 60 months, maturing on December 31, 2011.  Principal and interest are due in 60 monthly installments beginning on January 31, 2006.  It bears interest at the three month Euribor rate plus 1%.  At December 31, 2008, the amount outstanding under this loan was €314 thousand.

The third Loan Agreement was for a loan in the amount of €225 thousand for a term of 57 months (after a technical preamortization period from December 20, 2006 to March 15, 2007) maturing on December 15, 2011.  It must be used with six months for investments in the innovation of products and/or production processes or to buy manufacturing equipment.  Principal and interest payments are due in quarterly installments starting on June 15, 2007.  It bears interest at the three month Euribor rate plus 0.8%.  At December 31, 2008, the amount outstanding under this loan was €148 thousand.

In December 2008, we received a loan from the Minister for University and Research granted through IntesaSanpaolo. The loan is to be used for the research and development of defibrotide to treat and prevent VOD and bears interest at 1.0% per annum. We will need to repay this loan in seven installments, due every six months, beginning January 2009.  At December 31, 2008, the amount outstanding under these loan was €147 thousand.

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

In particular, this summary deals only with US holders who will hold their ADSs as a capital asset and does not address the tax treatment of a US holder who:

•  owns ADSs representing 10% or more of our voting shares (either directly or through attribution);

•  holds ADSs in connection with a permanent establishment or fixed base of business located in Italy;

•  holds ADSs in the ordinary course or as an integral part of the holder’s trade or business or as part of a hedging, straddle, integrated or conversion transaction;

•  who is subject to special treatment under the US income tax laws (such as securities dealers, brokers, traders that elect to mark to market, insurance companies, banks, tax-exempt organizations, partnerships and other pass-through entities); (v) whose functional currency is not the US dollar; or

•  is a resident of Italy for purposes of Italian domestic law or the Income Tax Convention, as defined above, or acts through an Italian permanent establishment or fixed base to which the ADSs are connected.

In addition, the following discussion does not address any aspect of state, local or non-US tax laws (other than certain Italian tax laws) or any alternative minimum tax consequences.

The summary is based upon tax laws of the United States and the Republic of Italy and on the provisions of the Income Tax Convention in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). We will not update this summary to reflect changes in laws and if such a change occurs, this summary could become inaccurate.  In this regard, a new tax treaty to replace the current Income Tax Convention was signed on August 25, 1999, but has not yet been ratified.  This new treaty, if ratified, would not change significantly the provisions of the Income Tax Convention that are discussed below.  For purposes of these laws and income tax conventions, beneficial owners of ADRs representing ADSs should be treated as the beneficial owners of the ordinary shares represented by the ADSs. Prospective purchasers of the ADSs are advised to consult their own tax advisors as to the tax consequences of the purchase, ownership and disposition of the ADSs including, in particular, state and local tax consequences.

For purposes of this section, a US holder means:

•  an individual citizen or resident of the United States;

•  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the US or any political subdivision thereof;

•  an estate the income of which is includible in gross income for US federal income tax purposes regardless of its source;

•  a trust if a US court is able to exercise primary jurisdiction over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust; and

•  any other person that is subject to US federal income taxation on a net income basis in respect of income attributable to its ownership of the ADSs. A US owner means a US holder that is considered a resident of the United States for purposes of the Income Tax Convention and who is not subject to an anti-treaty shopping provision.

Italian Taxation of US Holders

General.  Under Italian law, financial instruments issued by an Italian company are subject to the same tax regime as shares, provided that their remuneration is entirely represented by a participation in the economic results of the issuer.  Pursuant to Article 10(3) of the Income Tax Convention, the tax regime of dividends set forth therein applies to income from corporate rights of an Italian company, which is subject to the same taxation treatment as income from shares under the laws of Italy.  One interpretation of these laws would be that a beneficial owner of an ADS should be subject to the same tax regime as a beneficial owner of a share for purposes of both Italian law and the Income Tax Convention.  However, no official interpretation has been issued by the Italian tax authorities on this subject matter to date

Income Tax Withholding on Dividends.  We do not anticipate making any distributions with respect to our ordinary shares in the foreseeable future. However, if we were to make distributions with respect to our ordinary shares, we would generally be required under Italian law, except as otherwise discussed below, to apply a 27% final withholding tax on payments made to holders of ADSs who are not residents of Italy for tax purposes. Under Italian law, US owners can claim a refund of up to four-ninths of the Italian withholding tax withheld on dividends (thereby effectively reducing the rate of withholding to 15%) by presenting evidence to the Italian tax authorities that income taxes have been fully paid on the dividends in the country of residence of the US owners in an amount at least equal to the total refund claimed. US holders should consult their own tax advisers concerning the possible availability of this refund, which traditionally has been payable only after extensive delays.

Under the Income Tax Convention, dividends paid to US owners will be subject to Italian withholding tax at a reduced rate of 15%. However, the amount that we will initially make available to the depositary for payment to US owners will reflect withholding at the 27% rate. US owners who comply with the certification procedures described below may claim a refund of the difference between the 27% rate and the 15% rate (referred to herein as a “treaty refund”). The certification procedure will require the US owner to:

•  to obtain from the US Internal Revenue Service (generally, by filing Form 8802) a form of certification required by the Italian tax authorities with respect to each dividend payment (Form 6166, printed on U.S. Department of Treasury stationary), unless a previously filed certification is effective with respect to the payment,

•  produce a statement whereby the US owner represents that it is a US owner that does not maintain a permanent establishment in Italy, and

•  set forth certain other required information. The time for processing requests for certification by the Internal Revenue Service can be lengthy. Accordingly, US owners should begin the process of obtaining a certification from the Internal Revenue Service as soon as possible after receiving instructions from the depositary.

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

Income Tax on Capital Gains.  Under Italian law, capital gains realized by a person who is not a resident of Italy (not having a permanent establishment or fixed base in Italy to which the ADSs are connected) on the disposal of a “qualified” shareholding contribute to determine the overall taxable income for income tax purposes. Ministerial Decree April 2, 2008 – issued pursuant to Article 1, paragraph 38 of the Law December 24, 2007 (Budget Law 2008) – sets out that 49.72% (it was 40% until 2008) of the capital gains would contribute to determine the overall taxable income. This rate applies to capital gains realized as from January 1, 2009. The 40%, previously in effect, still applies to capital gains realized in connection with disposal deeds executed before January 1, 2009.  Losses can be offset against taxable gains for a corresponding amount and, if in excess, can be carried forward up to four years. A “qualified” shareholding is defined as ordinary shares and/or rights (including ADSs) that represent more than 20% of share capital voting in the ordinary shareholders’ meeting or 25% of a company’s total share capital. A “disposal” of a qualified shareholding occurs if, in any 12-month period following the date when a shareholding meets one of the thresholds illustrated above, a shareholder disposes of shares or ADSs that, individually or in the aggregate, constitute a “qualified” shareholding. Generally, Italian capital gain tax, levied at a rate of 12.5%, is imposed on gains realized upon the transfer or sale of “non-qualified” shareholdings whether held within or outside Italy. A “non-qualified” shareholding is defined as an interest in ordinary shares and/or rights (including ADSs) which does not reach the thresholds described above for a qualified shareholding.

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

Estate and Gift Tax.  Inheritance and gift taxes, abolished in 2001, have been re-introduced in the Italian system by Law Decree No. 262 of 3 October 2006 (converted into law, with amendments, by Law No. 286 of 24 November 2006), as amended. Such taxes will apply on the overall net value of the relevant assets, at the following rates, depending on the relationship between the testate (or donor) and the beneficiary (or donee): (a) 4%, if the beneficiary (or donee) is the spouse or a direct ascendant or descendant (such rate only applying on the net asset value exceeding, for each person, €1 million); (b) 6%, if the beneficiary (or donee) is a brother or sister (such rate only applying on the net asset value exceeding, for each person, €100,000); (c) 6% if the beneficiary (or donee) is another relative within the fourth degree or a direct relative-in-law as well an indirect relative-in-law within the third degree; and (d) 8% if the beneficiary is a person, other than those mentioned under (a), (b) and (c), above. In case the beneficiary has a serious disability recognized pursuant to applicable law, inheritance and gift taxes will apply on its portion of the net asset value exceeding €1.5 million.

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

The US dollar amount of dividends received by individuals prior to January 1, 2011 with respect to our shares or ADSs will be subject to taxation at a maximum rate, 15 percent, subject to exceptions for certain short-term and hedged stock positions. Dividends received from a “qualified foreign corporation” generally qualify for the reduced rate. In this regard, a foreign corporation that is not a passive foreign investment company (PFIC) in the year that the dividends are paid or in the preceding taxable year will generally constitute a qualified foreign corporation with respect to any dividends paid by it on its stock if the stock is readily tradable on an established securities market in the United States. Because the ADSs are readily tradable on an established securities market in the United States, we should constitute a qualified foreign corporation and dividends paid by us prior to January 1, 2011 on our ordinary shares and received by US holders of ADSs that are individuals should qualify for the reduced rate, subject to above-mentioned exception for certain short-term and hedged stock positions, so long as we are not a PFIC in the year the dividends are paid or in the preceding taxable year (and so long as the ADSs continue to be readily tradable on an established securities market). While we do not believe that we are currently a PFIC, no assurances can be provided that we will not constitute a PFIC in any year during which we make a distribution on our ordinary shares (or in the taxable year preceding the year of distribution).

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

DIVIDENDS AND PAYING AGENTS

Not applicable.

STATEMENTS BY EXPERTS

Not applicable.

DOCUMENTS ON DISPLAY

We are subject to the periodic reporting and other informational requirements of the Exchange Act applicable to a foreign private issuer. Under the Exchange Act, we are required to file annual reports on Form 20-F within six months of our fiscal year end, and we submit other reports and information under cover on Form 6-K with the SEC. Copies of the registration statements, their accompanying exhibits, as well as such reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the SEC’s Public Reference Room located at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549. You may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330 or by contacting the SEC at its website at www.sec.gov.

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

As of December 31, 2008, substantially all of our cash and cash equivalents were held in accounts at financial institutions located in the Republic of Italy and the United States, that we believe are of acceptable credit quality.  We invest our cash in liquid instruments that meet high credit quality standards and generally have maturity at the date of purchase of less than three months.  We are exposed to exchange rate risk with respect to certain of our cash balances that are denominated in U.S. dollar.  As of December 31, 2008 we held a cash balance of $5.49 million that was denominated in U.S. dollar.  This dollar-based cash balance is available to be used for future acquisitions and other liquidity requirements that may be denominated in such currency.  We are exposed to unfavorable and potentially volatile fluctuations of the U.S. dollar against the Euro (our functional currency).  For any $.05 fluctuation of the U.S. dollar against the Euro the impact on our cash balance on the U.S. dollar would be approximately $.15 million.

As of December 31, 2008, we had €4.09 million principal amount of floating debts.  Our exposure includes changes in interest rates, as borrowing under our debts bear interest at floating rates based on Euribor plus an applicable margin.  We have managed our interest rate risk by entering into interest cap agreements.  Substantially all of our current revenue generating operations are transacted in, and substantially all of our assets and liabilities are denominated in the Euro.  In the future, we expect to transact business in the United States dollar and other currencies.  The value of the Euro against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions.  Any change in the value of the Euro relative to other currencies that we transact business with in the future could materially and adversely affect our cash flows, revenues and financial condition.  To the extent we hold assets denominated in United States dollars, any appreciation of the Euro against the United States dollar could result in a charge to our operating results and a reduction in the value of our United States dollar denominated assets upon remeasurement.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARRANGEMENTS AND DELINQUENCIES

None.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15T.  CONTROLS AND PROCEDURES

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

As required by Rule 13a-15(b) of the Exchange Act, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report was carried out under the supervision and with the participation of our management, including our chief executive officer and chief financial officer. As described below, a material weakness was identified in our internal control over financial reporting, which is an important part of disclosure controls and procedures. Based on the foregoing, the Company’s management, including the CEO and CFO, concluded that our disclosure controls and procedures were not effective as of December 31, 2008, the end of the period covered by this report, to achieve our intended objectives.

In view of the foregoing, we have extended our review process to evaluate and respond to identified errors and to record necessary adjustments to our financial statements and disclosures for the period ended December 31, 2008. Accordingly, our management believes that the financial statements and related disclosures included in this report fairly present in all material respects our financial condition, results of operations and cash flows as of, and for, the periods presented in this report.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control-Integrated Framework”. Based on our assessment, and those criteria, management concluded that the Company’s internal control over financial reporting was not effective, as of December 31, 2008, based on those criteria, because there was a material weakness in the operation of controls to review and approve the accounting for certain non-routine and estimation processes. As a result, material adjustments to several of our significant accounts and financial statement disclosures, including intangible assets, accounts receivable from related parties, other assets, and operating expenses, were required.

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

Except for the matters described above, there has not been any change in our internal control over financial reporting identified in the evaluation required by Rule 13a-15 or Rule 15d-15 of the Exchange Act that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  Management will take steps to address the material weakness, such as providing for an earlier review process and believes that the identified material weakness will be properly addressed by such review process.

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

We have both a Board of Statutory Auditors and an Audit Committee.  Our board of directors has determined that Gigliola Bertoglio and Malcolm Sweeney each qualifies as an “audit committee financial expert” within the meaning of this Item 16A.

Ms. Bertoglio has served as one of our directors since December 2004. Her current term as a director expires on the date of the ordinary shareholders’ meeting approving our 2008 Italian GAAP financial statements, which would normally be held in April 2009. Ms. Bertoglio has been a self-employed consultant since January 2003. From 1970 through 2002 she was employed by Reconta Ernst & Young (the Italian affiliate of Ernst & Young LLP) and its predecessors and was an audit partner beginning in 1977. From 1998 until leaving the firm, she was responsible for the firm’s Capital Market Group in Italy. From 1989 to 1998, she was responsible for directing the firm’s Professional Standards Group and member of the Accounting and Auditing Standards Group of Ernst & Young International and as a coordinating audit partner on clients with international operations. From 1977 to 1989, Ms. Bertoglio was a partner of the Italian firm of Arthur Young & Co. (the predecessor to Ernst & Young) where she was responsible for directing the firm’s Professional Standards Group and serving in an advisory role to the Accounting and Auditing Standards Group of Arthur Young International and as a coordinating audit partner on clients with international operations. From 1970 to 1977, she was an Audit Manager (1970 to 1974) and an Audit Principal (1975 to 1977) with the Italian firm of Arthur Young & Co. in its Rome and Milan offices. Prior to 1970, Ms. Bertoglio was employed in the New York offices of Horwath & Horwath and LKH&H, both of which were public accounting firms. She earned a degree in Public Accounting from New York University and a Diploma in Accounting from Economics Institution in Biella, Italy. She was a Certified Public Accountant (active license to August 31, 2002, inactive after that) in the United States and included in the Register of Authorized Auditors of Consob, the Italian Stock Exchanges regulatory agency of public companies.

Mr. Sweeney has served as one of our directors since April 2007. His current term expires on the date of the ordinary shareholders’ meeting approving our 2008 Italian GAAP financial statements, which would normally be held in April 2009. From 2001 to 2005, Mr. Sweeney was the Head of Financial Reporting and Accounting of the Pharma Division at Novartis AG, a major international pharmaceutical company.  From 1990 to 2000, Mr. Sweeney worked for IMS Health Inc., (formerly IMS International), a provider of market intelligence to the pharmaceutical and healthcare industries, and associated companies.  He held the positions of Corporate Controller and Senior Director of Finance for IMS Health Inc., as well as that of Leader of European Shared Services for Dun and Bradstreet in 1994 and 1995 when Dun and Bradstreet used to own IMS Health Inc. and several other major information service providers.  From 1974 to 1990, he held a variety of finance positions for divisions of General Electric.  Mr. Sweeney resides in the U.K., is a chartered accountant, admitted to the Institute of England & Wales in 1974 when working for KPMG (formerly Peat, Marwick, Mitchell and Co.).  He received a Bachelor of Science in Physics, Economics and Philosophy from the University of Exeter in 1970.

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

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees contractually agreed to with our independent auditors, Reconta Ernst & Young  S.p.A. for the fiscal years ended December 31, 2007 and 2008:

(in thousands of Euros)	Year ended December 31,
	2007	2008
Audit Fees	€120	€120
Audit-Related Fees	5	-
Internal Control	35	35
Tax Fees	--	--
All Other Fees	--	--
Total fees	€160	€155

In the above table, in accordance with the SEC’s definitions and rules, “audit fees” are fees for professional services for the audit of a company’s financial statements, and for services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements. Reconta Ernst & Young S.p.A. did not provide any tax compliance services or advice on specific changes in tax regulations for the years ended December 31, 2007 and 2008.

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

None of the hours expended upon Reconta Ernst & Young S.p.A.’s engagement to audit our financial statements for the year ended December 31, 2008  were attributed to work performed by persons other than Reconta Ernst & Young S.p.A.’s full-time, permanent employees.

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

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.     CORPORATE GOVERNANCE

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

The Nasdaq Stock Market:  Rule 4350(d)(3) of The Nasdaq Marketplace Rules requires compliance with Rule 10A-3 of the Securities Exchange Act of 1934, as amended, which requires that:

•
a company’s audit committee be directly responsible for the appointment, compensation, retention andoversight of the work of any registered public accounting firm engaged (including resolution ofdisagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the company;

•	each such registered public accounting firm must report directly to the audit committee;

•	that the audit committee establish procedures for the receipt, retention and treatment of complaints regardingaccounting, internal accounting controls or auditing matters;

•	that the audit committee have authority to engage independent counsel and other advisors;

•	that the audit committee determine compensation for the independent accountants; and

•	that the audit committee determine compensation for any advisors to the audit committee, as well as itsordinary administrative expenses.

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
INDEX TO FINANCIAL STATEMENTS

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

Exhibit	Description
4.21*	Technical Transfer Services Agreement, dated February 2, 2009, between Gentium S.p.A. and Patheon Italia S.p.A.

4.22.1	Technical Agreement, dated February 26, 2009, between Gentium S.p.A. and IDIS Limited.

4.22.2*	Supply and Distribution Agreement, dated March 6, 2009, between Gentium S.p.A. and IDIS Limited.

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

Certifications and Consents

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Chief Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15(a)	Consent of Reconta Ernst & Young S.p.A. dated March 30, 2009.

* Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commision pursuant to a request for confidential treatment.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Gentium S.p.A.

We have audited the accompanying balance sheets of Gentium S.p.A. as of December 31, 2008 and 2007, and the related statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gentium S.p.A. at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Gentium S.p.A. will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and does not have sufficient cash to fund operations beyond December 31, 2009. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to these matters also are described in Note 1.  The 2008 financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Reconta Ernst & Young S.p.A.

Milan, Italy
March 30, 2009

GENTIUM S.p.A.
BALANCE SHEETS

Amounts in thousands except share and per share data	As of December 31,
	2007	2008
ASSETS
Cash and cash equivalents	€25,964	€11,491
Accounts receivable	805	625
Accounts receivable from related parties, net	4,149	320
Inventories, net	1,510	907
Prepaid expenses and other current assets	4,844	2,178
Total Current Assets	37,272	15,521

Property, manufacturing facility and equipment, at cost	20,590	21,019
Less: Accumulated depreciation	9,046	10,268
Property, manufacturing facility and equipment, net	11,544	10,751

Intangible assets, net of amortization	2,592	95
Available for sales securities	525	510
Other non-current assets	26	24
Total Assets	€51,959	€26,901

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	€9,583	€5,823
Accounts payable to Crinos	4,000	4,000
Accounts payable to related parties	2,095	325
Accrued expenses and other current liabilities	1,223	810
Current portion of capital lease obligations	107	65
Current maturities of long-term debt	1,262	1,346
Total Current Liabilities	18,270	12,369

Long-term debt, net of current maturities	4,421	3,268
Capital lease obligations	223	158
Termination indemnities	686	655
Total Liabilities	23,600	16,450

Share capital (par value: €1.00; 15,111,292 and 18,454,292 shares authorized, 14,956,317 and 14,946,317 shares issued and outstanding at December 31, 2008 and 2007, respectively)	14,946	14,956
Additional paid in capital	88,618	90,619
Accumulated other comprehensive loss	(2)	(17)
Accumulated deficit	(75,203)	(95,107)
Total Shareholders’ Equity	28,359	10,451
Total Liabilities and Shareholders’ Equity	€51,959	€26,901

The accompanying notes are an integral part of these financial statements.

GENTIUM S.p.A.
STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
Amounts in thousands except share and per share data	2006	2007	2008
Revenues:
Product sales to related party	€3,754	€2,704	€651
Product sales to third parties	321	2,390	4,792
Total product sales	4,075	5,094	5,443
Other revenues	249	2,515	1,995
Total Revenues	4,324	7,609	7,438

Operating costs and expenses:
Cost of goods sold	3,092	4,584	5,596
Research and development	8,927	14,497	9,569
General and administrative	5,421	6,279	7,668
Depreciation and amortization	261	725	998
Charges from related parties	854	748	537
Write-down of assets	-	13,740	3,403
	18,555	40,573	27,771
Operating loss	(14,231)	(32,964)	(20,333)

Interest income	708	1,674	587
Foreign currency exchange gain/(loss), net	(627)	(4,001)	173
Interest expense	(218)	(317)	(331)

Loss before income tax expense	(14,368)	(35,608)	(19,904)

Net loss	€(14,368)	€(35,608)	€(19,904)
Net loss per share:
Basic and diluted net loss per share	€(1.33)	€(2.52)	€(1.33)
Weighted average shares used to compute basic and diluted net loss per share	10,808,890	14,105,128	14,956,263

The accompanying notes are an integral part of these financial statements.

GENTIUM S.p.A.
STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

Amounts in thousands except share and per share data	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive income/(loss)	Total Shareholders’ Equity
Balance at December 31, 2005	9,611	€9,611	€33,090	€(25,227)	€-	€17,474
Unrealized gains on marketable securities					32	32
Issuance of ordinary shares in private placement, net	1,943	1,943	13,953			15,896
Issuance of ordinary shares upon exercise of options	22	22	75			97
Issuance of ordinary shares upon exercise of warrants	198	198	1,442			1,640
Stock based compensation			916			916
Net loss for 2006				(14,368)		(14,368)
Balance at December 31, 2006	11,774	€11,774	€49,476	€(39,595)	€32	€21,687
Unrealized loss on marketable securities					(34)	(34)
Issuance of ordinary shares in private placement, net	2,354	2,354	32,129			34,483
Issuance of ordinary shares upon exercise of options	28	28	90			118
Issuance of ordinary shares upon exercise of warrants, net	790	790	5,119			5,909
Stock based compensation			1,804			1,804
Net loss for 2007				(35,608)		(35,608)
Balance at December 31, 2007	14,946	€14,946	€88,618	€(75,203)	€(2)	€28,359
Unrealized loss on marketable securities					(15)	(15)
Issuance of ordinary shares upon exercise of options	10	10	28			38
Stock based compensation			1,973			1,973
Net loss for 2008				(19,904)		(19,904)
Balance at December 31, 2008	14,956	€14,956	€90,619	€(95,107)	(17)	€10,451

The accompanying notes are an integral part of these financial statements.

GENTIUM S.p.A.
STATEMENTS OF CASH FLOWS

Amounts in thousands except share and per share data	For the Year Ended December 31,
	2006	2007	2008
Cash Flows From Operating Activities:
Net loss	€(14,368)	€(35,608)	€(19,904)
Adjustments to reconcile net loss to net cash used in operating activities:
Write-down of intangible assets	-	13,740	2,175
Write-down of inventory	-	-	1,228
Unrealized foreign exchange loss/(gain)	509	2,951	(337)
Depreciation and amortization	1,008	1,538	1,699
Stock based compensation	908	1,804	1,973
Deferred revenue	(143)	(140)	-
Loss/(Gain) on fixed asset disposal	(23)	(15)	7
Adjustment of inventory to net realizable value	-	206	-
Non cash interest expense	4	-
Allowance for doubtful accounts	-	-	1,783
Changes in operating assets and liabilities:
Accounts receivable	(1,830)	(1,249)	(1,001)
Inventories	129	(217)	(625)
Prepaid expenses and other current and noncurrent assets	(482)	(3,426)	568
Accounts payable and accrued expenses	2,165	10,243	(310)
Termination indemnities	(24)	4	(31)
Net cash used in operating activities	(12,147)	(10,169)	(12,775)

Cash Flows From Investing Activities:
Capital expenditures	(1,445)	(2,890)	(437)
Intangible assets expenditures	(503)	(215)	(154)
Proceeds on disposal of fixed assets	23	15	-
Purchases of marketable securities	(530)	-	-
Restricted cash	(4,000)	4,000	-
Acquisition of Crinos Assets	(4,000)	(12,000)	-
Net cash used in investing activities	(10,455)	(11,090)	(591)

Cash Flows From Financing Activities:
Proceeds from initial public offering and private placements, net of offering expenses	15,896	34,483	-
Proceeds from warrant and stock option exercises, net	1,736	6,027	38
Repayments of long-term debt	(681)	(724)	(1,216)
Proceeds (repayment) of/from short term borrowings	-	279	(279)
Principal payment of capital lease obligation	(42)	(89)	(107)
Early extinguishment of long term debt	(1,868)	-	-
Proceeds from long-term debt	5,518	-	147
Net cash/(used by financing activities)	20,559	39,976	(1,417)

Increase/(decrease) in cash and cash equivalents	(2,043)	18,717	(14,783)
Effect of exchange rate on cash and cash equivalents	(537)	(2,958)	310
Cash and cash equivalents, beginning of period	12,785	10,205	25,964
Cash and cash equivalents, end of period	€10,205	€25,964	€11,491

Amounts in thousands	For The Years Ended December 31,
	2006	2007	2008
Supplemental disclosure of cash flow information:
Cash paid for interest	€219	€320	€308
Supplemental disclosure of non cash investing and financing activities:
Assets acquired under lease obligations	€132	€328	€-
Fair value of warrants issued with shares	715	-	-

The accompanying notes are an integral part of these financial statements.

GENTIUM S.p.A.

NOTES TO FINANCIAL STATEMENTS

For the Three Years Ended December 31, 2008

 (All amounts in thousands of Euro or U.S. dollars unless specified otherwise)

1.    BUSINESS AND BASIS OF PRESENTATION

Basis of Presentation:     Gentium S.p.A. (“Gentium,” the “Company,” “we,” or “our”) is a biopharmaceutical company focused on the research, development and manufacture of drugs to treat and prevent a variety of vascular diseases and conditions related to cancer and cancer treatments.  Our primary focus is on development of defibrotide, a DNA based drug derived from pig intestines, to treat and prevent a disease called hepatic veno-occlusive disease, or VOD, a condition in which some of the veins in the liver are blocked as a result of cancer treatments such as chemotherapy or radiation treatments that are given prior to stem cell transplantation.  Severe VOD is the most extreme form of VOD and is associated with multiple-organ failure.  We are concluding a Phase III clinical trial of defibrotide to treat severe VOD in the United States, Canada and Israel, but do not believe that this current Phase III clinical trial will produce sufficient data to obtain regulatory approval in the United States or Europe; however we do expect to utilize this data as supportive data for future clinical trials.  We are also conducting a Phase II/III clinical trial of defibrotide in Europe to prevent VOD in children, which we believe could provide contingent regulatory approval in Europe upon positive data.  We are currently working on a revised strategy with our commercial partner regarding the treatment indication of defibrotide.

We have a plant in Italy where we manufacture active pharmaceutical ingredients, which are used to make the finished forms of various drugs.  One of those active pharmaceutical ingredients is defibrotide.  The other active pharmaceutical ingredients that we manufacture for sale are urokinase, calcium heparin, sodium heparin and sulglicotide.  We sell these other active pharmaceutical ingredients to other companies to be made into various drugs.  All of the Company’s operating assets are located in Italy.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These financial statements are denominated in the currency of the European Union (the Euro or €).  Unless otherwise indicated, all amounts are reported in thousands of Euro or US$, except share and per share data

Going Concern Uncertainty and Management’s Plan:  We have prepared our financial statements assuming that we will continue as a going concern, which contemplates realization of assets and satisfaction of liabilities in the normal course of business.  We have accumulated a deficit €95,107 since inception and expect to continue to incur net operating losses for the foreseeable future and may never become profitable. We have not generated any revenues from our primary product candidate, other than for limited use in Italy using the same active pharmaceutical ingredient, and are dependent upon significant financing or alternative funding to provide the working capital necessary to execute our business plan.  In addition, if we do not meet the requirements for continued listing on Nasdaq, the Company’s ADR could be delisted from the Nasdaq Global Market.  As of the date of this report, we have approximately €4.5 million of cash and cash equivalent to fund our operations. We currently anticipate that our cash and cash equivalents as of the date of this report are sufficient to meet our anticipated working capital and operating needs through August of 2009. This projection is based on the Company’s current cost structure and the Company’s current expectations regarding expenses and revenues. Accordingly, if we do not obtain sufficient funding in the near future, we will not be able to sustain our operations and would be required to cease our operations  and/or seek bankruptcy protection. Given the difficult current economic environment, we believe that it will be difficult to raise additional funds and there can be no assurance as to availability of additional financing or the terms upon which additional financing may be available.  However, we will continue to explore all financing and partnering opportunities that are available to us, if any.

As a result of these conditions, there is substantial doubt regarding the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustment to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

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

Segment information:  Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosure about Segments of an Enterprise and Related Information,” establishes standards for reporting information on operating segments in interim and annual financial statements. The Company’s chief operating decision makers review the profit and loss and manage the operations of the Company on an aggregate basis. Accordingly, the Company operates in one segment, which is the biopharmaceutical industry.

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

Property, Manufacturing Facility and Equipment:    Property and equipment are carried at cost, subject to review for impairment of significant assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Repairs and maintenance are charged to operations as incurred, and significant expenditures for additions and improvements are capitalized if they extend the useful life or capacity of the asset. Leasehold improvements are amortized over the economic life of the asset or the lease term, whichever is shorter. Depreciation is calculated on a straight-line basis over the estimated useful life of the assets, ranging from five to twenty years.

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

Revenue Recognition:    The Company sells its products to a related party, Sirton (see Note 3). The Company also recognizes revenue from the sale of products to third parties and from collaborative arrangements. Revenues from product sales are recognized at the time of product shipment. Collaborative arrangements with multiple deliverables are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration received from these arrangements is allocated among the separate units based on their respective fair value, and the applicable revenue recognition criteria are applied to each separate unit. Advance payments received in excess of amounts earned are classified as deferred revenue until earned. The Company’s revenue recognition policies for its various types of revenue streams are as follows:

The Company recognizes revenue from product sales when there is persuasive evidence that an arrangement exists, delivery has occurred and title passes to the customer, the price is fixed or determinable, collectibility is reasonably assured, and the Company has no further obligations. Costs incurred by the Company for shipping and handling are included in cost of goods sold.

The Company recognizes revenue from royalties based on the licensees’ sales of the Company’s products or technologies. Royalties are recognized as earned in accordance with the contract terms when royalties from licensees can be reliably measured and collectibility is reasonably assured.

Revenues from collaborative arrangements generally include upfront fees, performance milestone payments, reimbursement of research costs and continuing license and manufacturing fee arrangements if the research and development efforts ever reach the commercialization phase.

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

Revenues are recorded net of applicable allowance for contractual adjustments entered into with customers. We establish a reserve for this discount, which is classified in accrued expenses and other current liabilities in our balance sheet and as a reduction of gross product revenue. Our product revenue reserve is based on estimates of the amounts earned or to be claimed on the related sales. These estimates take into consideration current contractual requirements, and forecasted customer buying patterns. If actual results vary, we may need to adjust these estimates, which could have an effect on earnings in the period of the adjustment.

Research and Development:    Research and development expenditures are charged to operations as incurred. Research and development expenses consist of costs incurred for proprietary and collaborative research and development, including activities such as product registration and investigator-sponsored trials. Research and development expenses include salaries, benefits and other personnel related costs, clinical trial and related trial product manufacturing costs, contract and other outside service fees, employee stock based compensation expenses and allocated facilities and overhead costs, offset by research and development tax credit due from the Italian Tax Authorities.

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

Share Based Compensation:     The Company has always accounted for share based compensation on the basis of fair value, previously under SFAS 123 and as of July 1, 2005, under SFAS 123I, “Share Based Payments”.  The adoption of SFAS 123R did not have a significant impact on the Company as the fair valuations previously used to estimate the fair value of stock based compensation were unchanged. Compensation expense for awards that are ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service period of the equity compensation award, which is generally the vesting period.

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

Comprehensive Income:    Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, or SFAS130, requires us to display comprehensive income (loss) and its components as part of our financial statements.  Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income or (loss) (or “OCI”).  OCI includes certain changes in stockholders’ equity that are excluded from net loss.  Specifically, we include only unrealized gains or losses on our available for sale securities in OCI.  Other comprehensive income (loss), net of tax, for the years ended December 31, 2006, 2007 and 2008, was €(14,336), €(35,642) and €(19,853), respectively.

Loss Per Share: The Company computes loss per share in accordance with the provisions of SFAS No. 128, “Earnings per Share.”  Basic net loss per share is based upon the weighted-average number of common shares outstanding and excludes the effect of dilutive common stock issuable from stock options and warrants,. In computing diluted loss per share, only potential common shares that are dilutive, or those that reduce earnings per share, are included. The issuance of common stock from stock options and  warrants, is not assumed if the result is anti-dilutive, such as when a loss is reported

Recently Issued Accounting Standards:

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

Effective January 1, 2008 we implemented SFAS No. 157, “Fair Value Measurements” (FAS 157), for our financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. In accordance with the provisions of FSP FAS 157-2, Effective Date of FASB Statement No. 157, we deferred the implementation of SFAS 157 as it relates to our non-financial assets and non-financial liabilities that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis until January 1, 2009. We do not expect this pronouncement to have a material effect on our financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosure About Derivate Instruments and Hedging Activities- an amendment of SFAB Statement No. 133, which enhances the disclosure requirements for derivates instruments and hedging activities. This standard is effective for us beginning January 1, 2009. We do not expect this pronouncement to have a material effect on our financial statements.

3.    RELATED PARTIES

The Company has significant relationships with two privately owned Italian companies, FinSirton and its wholly owned subsidiary, Sirton. FinSirton, the parent company of several businesses, is the Company’s largest shareholder (approximately 25% ownership at December 31, 2008) and was originally the Company’s sole shareholder. The Company’s Chief Executive Officer serves in the same capacity for FinSirton and is a member of FinSirton’s Board of Directors.

Historically, FinSirton and Sirton have provided the Company with a number of business services such as purchasing, logistics, quality assurance, quality control, analytical assistance for research and development, and regulatory services as well as office space, personnel, administrative services, information technology systems and accounting services.  Although the Company has substantially reduced the functions and activities provided by FinSirton and Sirton, the Company still depends on Sirton for certain infrastructure costs and quality control.  These service agreements have recurring one year terms that may be terminated by either party upon written notice to the other party at least one month prior to the expiration of the term.  The cost of such services are included in charges from related parties in accompanying statements of operations.

The Company has historically sold the active pharmaceutical ingredient form of defibrotide to Sirton, who then manufactured and sold the finished products primarily to one customer, Crinos S.p.A (“Crinos”).  Crinos, pursuant to its distribution agreement with the Company, then sold the finished products throughout Italy under the trademarks Prociclide and Noravid.  In 2007, we changed our relationship with Sirton, from customer to a contract manufacturer, and sold the finished forms of Prociclide and Noravid to Crinos directly.  On December 31, 2008, the distribution agreement with Crinos expired and, consistent with the Company’s overall strategy, the Company chose not to renew this agreement and discontinued the manufacture of defibrotide to be finished into Prociclide and Noravid.

In connection with the expiration of the distribution agreement with Crinos, in November 2008, we began limiting Sirton’s manufacturing of defibrotide to uses for our clinical trials and compassionate use programs. These costs have been classified as research and development costs.

Finally, the Company leases space for manufacturing, offices, laboratories and storage facilities from Sirton and FinSirton. These agreements expire on December 31, 2010 and 2013. Total expense under these operating leases for the years ended December 31, 2006, 2007 and 2008 amounted to €167, €199 and €199, respectively.  See Note 18 for such operating lease commitments.

For the years ended December 31, 2006, 2007 and 2008, the Company had the following transactions with FinSirton and Sirton:

	For the Year Ended December 31,

	2006	2007	2008
Revenues
Product sales	€3,754	€2,704	€651

Expenses
Cost of goods sold	-	248	353
Research and development	-	185	298
Charges from related parties	854	748	537

Total	854	1,181	1,188

As of December 31, 2007 and 2008 the Company had the following balances with FinSirton and Sirton:

	December 31,
	2007	2008

Accounts Receivable – Sirton	€4,147	€2,103
Account Receivable FinSirton	2	-
	4,149	2,103
Allowance of doubtful accounts	-	(1,783)
Accounts Receivable, net	4,149	320

Accounts Payable Sirton	2,077	320
Account Payable FinSirton	18	5
	2,095	325

Sirton has been unable to make timely payments on outstanding receivables.  At December 31, 2008, proceeds from collections of our accounts receivable from Sirton amounted to €999. For the year ended December 31, 2008, the Company and Sirton formally offset €3,227 of payables due to Sirton against the same amount of receivables due from Sirton.  Prior to 2008 there was no allowance for the accounts receivable from Sirton  as all amounts were received relating to those receivables.

We have been advised that Sirton is seeking to raise funds for payment of the amounts owed, including through the sale of real property or other assets; however, as of today, none of the actions planned have been successful, raising doubt about the realization of the net receivable. While the Company continues to pursue the collection of such net receivable, we have established an allowance for doubtful accounts of €1,783 and we have not recognized revenue from product sales to Sirton that occurred after March 2008, unless such sales were paid in advance, because one of the criteria indicated by SAB 104 (“collectibility is reasonably assured”), was not met. As a result, the Company has significantly eliminated its ongoing activities which result in additional receivables from Sirton and is entering into agreements with alternative customers and contract manufacturers. Approximately 92%, 53% and 12% of the Company’s product sales for the years ended December 31, 2006, 2007 and 2008, respectively, have been to Sirton. The Company recognized bad debt expense related to its receivables from Sirton in the amount of €1,783 for the year ended December 31, 2008.  No bad debt expense was recognized in 2007.

The Company is also party to a License and Supply Agreement with Sigma-Tau Pharmaceuticals, Inc. pursuant to which we have licensed the right to market defibrotide to treat VOD in North America, Central America and South America to Sigma-Tau Pharmaceuticals, Inc. and pursuant to which Sigma-Tau Pharmaceuticals, Inc has agreed to purchase defibrotide for this use from us.  Sigma-Tau Pharmaceuticals, Inc. is an affiliate of several of our large shareholders, including Sigma Tau Industrie Farmaceutiche S.p.A.  One of our board members, Marco Codella, is the Chief Financial Officer of Sigma Tau Industrie Farmaceutice Riunite S.p.A., which is a wholly-owned subsidiary of Sigma-Tau Finanziaria S.p.A.

The accounting policies applied to transactions with affiliates are consistent with those applied in transactions with independent third parties and management believes that all related party agreements are negotiated on an arm’s length basis.

4.  COLLABORATIVE ARRANGEMENTS

In December 2001, the Company entered into a license and supply agreement with Sigma-Tau Pharmaceuticals Inc. (as assignee of Sigma-Tau Industrie Farmaceutiche Riunite S.p.A., hereinafter referred to as “Sigma Tau”). Under the multi-year agreement, Sigma Tau obtained exclusive rights to distribute, market and sell defibrotide to treat VOD in the United States. In 2005, the Company expanded Sigma-Tau’s current license territory to all of North America, Central America and South America. This license expires on the later of the eighth year of the Company’s launch of the product or the expiration of the U.S. patent regarding the product, which expires in 2010.  In return for the license, Sigma-Tau agreed to pay the Company an aggregate of $4,900, of which €3,826 ($4,000) has been received to date, based on the exchange rate in effect on the date of receipt.  Sigma-Tau will owe the Company an additional $350 performance milestone payment within 30 days of the end of a Phase III pivotal study, and a $550 performance milestone payment within 30 days of obtaining an FDA New Drug Application or Biologic License Application and other approvals necessary for the marketing of defibrotide in the United States, if and when these events occur. The agreement also envisions that the Company will produce and supply defibrotide to Sigma Tau for marketing and distribution in the United States if and when the drug is approved by the FDA.

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

On October 12, 2007, the Company and Sigma-Tau entered into a cost sharing agreement to address the need for additional funding not included in the original license and supply agreement. Under this agreement Sigma-Tau will reimburse the Company for 50% of certain costs incurred in the Company’s ongoing Phase III clinical trial of defibrotide to treat severe VOD. We recognize the reimbursement of research and development expenses as revenue when we incur the costs subject to reimbursement. For the year ended December 31, 2008, the Company recorded €1.97 million of contributions received from Sigma-Tau accounted as other revenue.

The following table outlines the nature and amount of other revenue recognized under the cost sharing agreement in the accompanying financial statements:

	For the Year Ended December 31,
	2006	2007	2008
Research and development cost reimbursement	€-	€2,360	€1,970
Upfront payments recognized ratably	€140	€140	€-

	€140	€2,500	€1,970

5.    ACQUISITION OF MARKETING AUTHORIZATION AND TRADEMARKS

On December 28, 2006, the Company entered into a Master Agreement with Crinos S.p.A. to acquire the Italian marketing authorizations and related trademarks to Prociclide and Noravid (both forms of defibrotide) for €16,000.  Prociclide and Noravid have been sold in Italy to treat vascular disease with risk of thrombosis.  As part of the transaction, Crinos waived its right of first refusal to market future therapeutic indications for defibrotide in the European market, and the Company agreed to pay Crinos a 1.5% royalty on net sales of defibrotide for the treatment and/or prevention of VOD in Europe for seven years.  The transfer of the market authorizations was subject to approval by the Italian regulators, which occurred on April 26, 2007.

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

The Company decided not to renew the agreements entered into with Crinos for the distribution of Prociclide and Noravid in Italy, and allowed such agreements to expire on December 31, 2008.  Accordingly, the Company evaluated the recoverability of the marketing authorizations and trademarks from its expected future cash flows and, as reported in footnote 9, the Company wrote down the remaining net book value of such assets amounting to €847 and €848, respectively.

6.    INVENTORIES

The Company’s inventories consisted of:

	December 31,
	2007	2008
Raw materials	€385	€526
Semi-finished goods	845	117
Finished goods	280	264
Total	€1,510	€907

At December 31, 2007 and 2008, respectively, the Company reserved €547 and €56 to adjust a by-product cost to its net realizable value and to account for excess inventory compared with forecasted sales.  Additionally, at December 31, 2008, the Company, in connection with the expiration  and non-renewal of the distribution agreement entered into with Crinos, wrote down  €1,228 of semi-finished and finished Prociclide and Noravid in our inventory which included products returned by Crinos in January 2009.

7.    PREPAID EXPENSES AND OTHER CURRENT ASSETS

The Company’s prepaid expenses and other current assets consisted of:

	December 31,
	2007	2008
VAT receivables	€3,776	€1,161
Tax credit	-	299
Other prepaid expenses and current assets	1,068	718
Total prepaid expenses and current assets	€4,844	€2,178

The value added tax (or “VAT”) amounts represent a tax on the value of consumption. VAT has no effect on the Company’s operating results, as payments and receipts are allowed to be netted against each other in periodic filings with the tax authorities. The VAT payment system is a “custodial” relationship. VAT liabilities are generated when the Company invoices customers, including the VAT amount, and VAT receivables are created when the Company purchases goods and services subject to VAT.  The decrease in VAT receivable is primarily due to the assignment, on June 23, 2008, of €2,100 VAT credit to Crinos. As a result of the assignment of such VAT credit to Crinos, the Company offset an equivalent amount of accounts payable due to Crinos. Additionally, in 2008, we obtained from the Italian Tax Authorities reimbursement of VAT credit in the amount of  €1,153.

At December 31, 2008, other prepaid expenses and current assets include the accrual of a €496 receivable that Sigma-Tau Pharmaceuticals, Inc. has agreed to pay as a reimbursement of costs incurred on Phase III trial for the treatment of severe VOD pursuant to a cost-sharing letter agreement between the Company and Sigma-Tau.

The tax credit includes a residual amount of €299 as government grants received, in the form of a tax credit, for 2007 research and development activities. 2007 tax credit amounted to €791 of which €499 was utilized to offset social securities and withholding taxes.  These benefits have been accounted for in the first half of 2008 based on reliable estimates of the amount of tax credit to which the Company is entitled.  The credit was accounted in compliance with Law 244/07 and Law 296/06 enacted by the Italian Parliament which established a tax credit in the measure of 10% of the research and development costs incurred in taxable year 2007/2009 (increased to 40% of the costs incurred on contracts entered into with University and Public Research Centre). The tax credit, disclosed in the annual tax return, could have been utilized automatically to offset any tax disbursement (including VAT and withholding taxes).

On January 28, 2009, Decree N. 185/2008, released by the Italian Authorities, which amended Law 244/07 and Law 296/06 regarding the utilization of the tax credit, was converted into Law N. 2/2009.  The new law indicates that preventive approval (so called “nulla osta”) by the Tax Authority is now required for the utilization of the tax credit and that filing the annual tax return is not alone sufficient to claim the utilization of such credit. As of today, the qualification for the tax credit is not clear, because the law provides for different procedures and treatment based on the commencement date of research and development activities.   Specifically, it is not clear whether such preventive approval by the Tax Authority will affect the Company’s ability to receive a tax credit on research and development activities commenced prior to November 29, 2008.  For these reasons, the tax credit on 2008 research and development activities, amounting to €631, has not been recognized as of December 31, 2008.

8.    PROPERTY, MANUFACTURING FACILITY AND EQUIPMENT

The Company’s property, manufacturing facility and equipment consisted of:

	December 31,
	2007			2008
	Cost	Accumulated Depreciation	Net book value	Cost	Accumulated Depreciation	Net book value
Land and building	€2,683	1,185	1,498	€2,686	1,254	1,432
Plant and machinery	14,434	6,700	7,734	14,977	7,587	7,390
Industrial equipment	1,085	635	450	1,264	695	569
Other	1,047	380	667	1,060	473	587
Leasehold improvements	295	78	217	322	154	168
Internally Developed Software	458	68	390	674	105	569
Construction in progress	588	-	588	36	-	36
	€20,590	9,046	11,544	€21,019	10,268	10,751

As of December 31, 2007 and December 31, 2008, property, manufacturing facility and equipment include €460 of lab instruments acquired under capital lease agreements. The related accumulated depreciation at December 31, 2007 and December 31, 2008 was €47 and €45, respectively.

9.  INTANGIBLE ASSETS

The Company’s intangible assets consisted of:

	December 31,
	2007			2008
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Impairment	Net book value
Patent rights	€1,093	595	498	€1,230	750	480	-
Licenses and trademarks	1,280	184	1,096	1,297	355	847	95
Marketing authorizations	1,131	133	998	1,131	283	848	-
Total	€3,504	912	2,592	€3,658	1,388	2,175	95

The amount of amortization expense for the years ended December 31, 2007 and 2008 was €479 and €476, respectively. We estimate that we will incur amortization for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 of  €23, €23, €16, €11 and €11, respectively.

The Company terminated the distribution agreement entered into with Crinos and plans to submit a request for the withdrawal of Prociclide and Noravid (both forms of defibrotide) from the Italian market.  Such plan raised doubt concerning the recoverability of these assets  expected to be derived from future cash flows, which has required the Company to write-down the remaining net book value of the trademark and Italian marketing authorizations for Prociclide and Noravid of €847 and €848, respectively.

In connection with the expiration and non-renewal of the distribution agreement with Crinos and the Company’s plan to withdraw Prociclide and Noravid from the Italian market, the Company revised the asset value of the capitalized cost of patents for which no future benefits are reasonably assured. Changes in the carrying value are the result of the lack of future benefits to be derived over the remaining useful life from these assets.  The impact of the change resulted in an increase of net loss of €480, which has been included in the write-down of assets in the statement of operations

10. FAIR VALUE MEASUREMENT

Effective January 1, 2008, we implemented SFAS 157, “Fair Value Measurements,” for our financial assets and liabilities that are re-measured and reported at fair value at each reporting period. The adoption of SFAS 157 to our financial assets and liabilities did not have a material impact on our financial position and results of operations.

SFAS 157 defines fair value, provides a framework for measuring fair value, and requires expanded disclosures regarding  fair value measurements. SFAS 157 does not require assets and liabilities that were previously recorded at cost to be recorded at fair value. For assets and liabilities that are already required to be disclosed at fair value, SFAS 157 introduced, or reiterated, a number of key concepts which form the foundation of the fair value measurement approach to be used for financial reporting purposes. The statement indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. SFAS 157 defines fair value based upon an exit price model.

Relative to SFAS 157, the FASB issued FASB Staff Positions (FSP) 157-1 and 157-2. FSP 157-1 amends SFAS 157 to exclude SFAS No. 13, “Accounting for Leases,” (SFAS 13) and its related interpretive accounting pronouncements that address leasing transactions, while FSP 157-2 delays the effective date of the application of SFAS 157 to fiscal years beginning after November 15, 2008 for all non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. In October 2008, the FASB issued FASB Staff Position (FSP) No. 157-3, Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active, that clarifies the application of SFAS 157 in a market that is not active and provides  an example to illustrate key consideration in determining the fair value of a financial asset when the market for that financial asset is not active. We are evaluating the impact, if any, FSP 157-3 will have on our non-financial assets and liabilities.

SFAS 157 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows:

Level 1 inputs, which include quoted prices in active markets for identical assets or liabilities.

Level 2 inputs, which include observable inputs other than Level 1 inputs, such as quoted prices for similar assets and liabilities; quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability; and

Level 3 inputs, which include unobservable inputs that are supported by little or no market activity and that are significant  to the fair value of the underlying asset or liability. Level 3 assets or liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques, as well as significant management judgment or estimation.

A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table sets forth our financial assets that were accounted for at fair value on a recurring basis as of December 31, 2008:

		Fair Value Measurements at December 31, 2008 using
	Total Carrying Value at December 31, 2008	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	€11,491	€11,491	€—	€—
Available for sale securities	510	510	—	—

Total	€12,001	€12,001	€-	€-

The fair values of our cash and cash equivalents and available for sale securities are determined through market, observable and corroborated sources. Available for sale securities refers to Banca IntesaSanpaolo bond TV05/10/2004-11.

The carrying amounts of accounts receivables, prepaid expenses, other current assets, accounts payable and accrued expenses approximate fair values due to the short-term maturities of these instruments.

11.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of:

	December 31,
	2007	2008
Due to employees	€802	€268
Due to social security	220	218
Withholding tax due	160	133
Other payables	41	191
Total	€1,223	€810

12.    CREDIT FACILITY, LONG-TERM DEBT AND LEASES

Long term debt, net of current maturities consists of:

		December 31,
		2007	2008
a)	Mortgage loan bearing interest at the Euribor 6 month rate plus 1.0% due June 2014 (5.71% and 3.97% at December 31, 2007 and 2008 respectively)	2,600	2,200
b)	Equipment loan secured by marketable securities, bearing interest at the Euribor 3 months rate plus 1.70% due April 2011 (6.38% and 4.59% at December 31, 2007 and 2008 respectively)	919	656
c)	Equipment loan bearing interest at the Euribor 3 months rate plus 1.20% due June 2011 (5.88% and 4.09% at December 31, 2007 and 2008 respectively)	750	625
d)	Financing loan bearing interest at the Euribor 1 months rate plus 1.00% due December 2011 (5.29% and 3.60% at December 31, 2007 and 2008, respectively)	409	314
e)	Equipment loans secured by the underlying equipment pursuant to the Sabatini Law, interest at 2.1%	306	131
f)	Research loan from the Italian Ministry for University and Research, interest at 1% per annum, due January 2012	318	249
g)	Financing loan bearing interest at the Euribor 3 months rate plus 1.00% due December 2011 (4.68% and 3.89% at December 31, 2007 and 2008, respectively)	193	148
h)	Equipment loan bearing interest at the Euribor 3 months rate plus 0.80% due December 2011 (5.48% and 3.69% at December 31, 2007 and 2008, respectively)	188	144
i)	Research loan from the Italian Ministry for University and Research, interest at 1% per annum, due January 2012	-	147
		5,683	4,614
	Less current maturities	1,262	1,346
	Total	€4,421	€3,268

The equipment loan in the amount of €750 requires the Company to maintain €5,000 of net shareholders’ equity determined in accordance with Italian generally accepted accounting principles. The Company was in compliance with the covenant at December 31, 2008.

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

In December 2008, we received a loan from the Minister for University and Research granted through IntesaSanpaolo. The loan is to be used for the research and development of defibrotide to treat and prevent VOD, and bears interest at 1.0% per annum. We will repay this loan in seven installments due every six months beginning January 2009.  At December 31, 2008, the amount outstanding under this loan was €147.

The maturities of long-term debt are as follows:

December 31,
2010	1,192
2011	983
2012	493
2013	400
Thereafter	200
Total	€3,268

13.   INTEREST RATE CAP AGREEMENTS

On June 28, 2006, the Company entered into an interest rate cap agreement with BNL providing protection against fluctuations in interest rates with respect to 50% of the total loan commitment. The Euribor rate portion of the interest rate was capped at 4.00%.  The agreement expires on June 28, 2011. At that time 50% of the principal is scheduled to be repaid. The fair market value of the interest cap agreement as of December 31, 2008 is €(19).

On July 4, 2006 the Company entered into an interest rate cap agreement with San Paolo IMI S.p.A. providing protection against fluctuations in interest rates with respect to 50% of the total loan commitment. The Euribor rate portion of the interest rate was capped at 3.75%. The agreement expires on July 6, 2009. At that time 50% of the principal is scheduled to be repaid. The fair market value of the interest cap agreement as of December 31, 2008 is €3.

On July 5, 2006 the Company entered into an interest rate cap agreement with Banca Intesa S.p.A. providing protection against fluctuations in interest rates with respect to 50% of the total loan commitment. The Euribor rate portion of the interest rate was capped at 3.70%. The agreement expires on July 5, 2009. At that time 50% of the principal is scheduled to be repaid. The fair market value of the interest cap agreement as of December 31, 2008 is €1.

14.   INCOME TAXES

The Company has not had income tax expenses for the years ended December 31, 2006, 2007 and 2008.

The components of the Company’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2007	2008
Deferred tax assets:
Net operating losses	€12,067	€15,532
Capitalization of research & development costs	4,698	5,865
Property, plant and equipment	--	744
Write down of intangible assets	3,190	3,658
Allowance on doubtful account	--	477
Inventory write-off	--	249
Other	106	18
Deferred tax assets	20,061	26,534
Deferred tax liabilities:
Other	--	--
Deferred tax liabilities	--	--
Net deferred tax assets	20,061	26,534
Valuation Allowance	(20,061)	(26,534)
Net deferred taxes	€--	€--

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

As of December 31, 2008, the Company’s tax position and relative carry-forward is as follows:

Year	Tax loss	Tax benefit	Expiring date
2004	3,128	1,032	2009
2005	7,580	2,502	2010
2006	12,997	4,289	2011
2007	20,059	6,218	2012
2008	12,683	3,932	2013

The Company provided no benefit for its operating losses due to the accumulated losses noted above.

15.   SHAREHOLDERS’ EQUITY

The Company had 14,946,317 and 14,956,317 ordinary shares of €1.00 par value per share issued and outstanding as of December 31, 2007 and December 31, 2008, respectively.  On December 31, 2008, the authorized shares were 18,464,292.  Authorized capital is as follows:

	December 31
	2007	2008
Issued and outstanding	14,946,317	14,956,317
Reserved for share option plans	2,510,000	2,510,000
Reserved for exercise of warrants	846,300	846,300
Reserved for future offerings	151,675	151,675
	18,454,292	18,464,292

In conjunction with the convertible promissory notes sold in a private placement from October 2004 to January 2005, the Company issued warrants for the purchase of an aggregate of 503,298 ordinary shares at a purchase price (as adjusted) of $9.52 per share. The warrants are fully vested, exercisable at the option of the holder, in whole or in part, and expire five years from the date of grant. Through December 31, 2008, the Company issued 22,734 ordinary shares upon exercise of these warrants for proceeds of $216 (€170).

In connection with its initial public offering (“IPO”), the Company granted warrants to purchase 151,200 ordinary shares to the underwriters for services rendered during the IPO. The warrants are fully vested, exercisable at the option of the holder, in whole or in part, and expire five years from the date of grant. Through December 31, 2008, we had issued 107,990 ordinary shares upon exercise of these warrants at a price per share of $11.25, for proceeds of $1,215 (€914).

In connection with a private placement in 2005, the Company issued warrants for the purchase of an aggregate of 620,450 ordinary shares at an exercise price of $9.69 per ordinary share. The warrants are fully vested, exercisable at the option of the holder, in whole or in part, and expire five years from the date of grant. In addition, the Company issued to one of the placement agents a five year warrant for the purchase of 93,068 ordinary shares at an exercise price of $9.69 per ordinary share.  As of December 31, 2008, all of the warrants had been exercised and the Company had issued 713,518 ordinary shares underlying these warrants for aggregate proceeds of $6,914 (€5,000).

In connection with a private placement in 2006, the Company issued warrants for the purchase of an aggregate of 388,705 ordinary shares at an exercise price of $14.50 per ordinary share. In addition, the Company issued to one of the placement agents a five year warrant for the purchase of 77,741 ordinary shares at an exercise price of $17.40 per ordinary share. The warrants are fully vested, exercisable at the option of the holder, in whole or in part, and expire five years from the date of grant. Through December 31, 2008, we had issued 143,920 ordinary shares upon exercise of these warrants for proceeds of $2,087 (€1,490).

Warrants

A summary of the warrant activity for the three years ended December 31, is presented below.

	Warrants	Weighted Average Exercise Price
Balance, December 31, 2005	1,216,816	€8.14	$9.61
Granted	617,646	€12.13	$14.07
Exercised	(197,458)	€8.29	$10.52
Cancelled	-
Balance, December 31, 2006	1,637,004	€9.63	$11.18
Granted	--	--	--
Exercised	(790,704)	€7.51	$10.57
Cancelled	--	--	--
Balance, December 31, 2007	846,300	€6.29	$11.75
Granted	-	-	-
Exercised	-	-	-
Cancelled	-	-	-
Balance, December 31, 2008	846,300	€6.29	$11.75

16.      EQUITY INCENTIVE PLANS.

Amended and Restated 2004 Equity Incentive Plan

Certain of the Company’s employees and directors participate in the Amended and Restated 2004 Equity Incentive Plan and Italy Stock Award Plan.  The Plans were initially adopted on September 30, 2004 and amended on April 27, 2007.  The Plans provide for the issue of incentives awards for up to 1,500,000 ordinary shares to employees, consultants, directors, and non-employee directors.  Awards may be in the form of either incentive and non-qualified options, restricted share grants, share appreciate rights and share bonuses.  Our compensation committee determines the price of share options granted under the incentive plan, provided that the exercise price for an incentive share option cannot be less than 100% of the fair market value of our ordinary shares on the date of grant.  The term of share options granted under the incentive plan generally may not exceed ten years, although the capital increase relating to the ordinary shares issuable upon exercise of such options expires on September 30, 2019.

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

The following table lists the balance available by the Plans at December 31, 2008.

	Amended and Restated Nonstatutory Plan and Agreement	Amended and Restated 2004 Stock Option Plan	2007 Stock Option Plan
Number of shares authorized	60,000	1,500,000	1,000,000
Number of option granted since inception	60,000	1,500,000	327,178
Number of options exercised	60,000	-	-
Number of shares cancelled/expired	-	25,000	5,000
Number of shares available for grant	-	-	672,822

In accordance with the provision of SFAS No. 123R, stock-based compensation cost is measured at the grant date based on the fair value of the award ultimately expected to vest and is recognized as expense over the service period, which is generally the vesting period.  The Company recorded non-cash compensation expense of €908, €1,804 and €1,973 for the years ended December 31, 2006, 2007 and 2008, respectively.

	Year ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008
Cost of goods sold	-	5	87
Research and development	289	437	385
General and administrative	619	1,362	1,501
Total stock based compensation	908	1,804	1,973

The Company expects to incur significant non-cash compensation expense for option grants in the future.  As of December 31, 2008 total compensation cost not yet recognized was €2,208, which is expected to be expensed over a maximum vesting period of 36 months.

The weighted average grant-date fair market value of options granted to officers, employees, directors and consultants for the years ended December 31, 2006, 2007 and 2008, as of the date of the grants, was $4.42, $10.03 and $5.37, respectively. The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model. The valuation of options granted was based on the following weighted average assumptions:

	Year ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008
Risk free interest rate	4.96%	4.47%	2.60%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	40%	60%	60%
Expected term	3 years	4.9 years	5.62 years

All of the Company’s stock options vest ratably through continued employment over the vesting period. The number of options expected to vest is based on estimated forfeitures of options that were outstanding at December 31, 2008. Once vested, options become exercisable immediately.

The Black-Scholes model takes into account volatility in the price of the Company’s stock, the risk-free interest rate, the estimated life of the option, the closing market price of the Company’s stock and the exercise price. Some of these inputs are highly subjective assumptions and these assumptions can vary over time. Additionally the Company has limited historical information available to support its estimate of certain assumptions required to value employee stock options. In developing its estimate of expected term, due to the limited history, the existing historical share option exercise experience is not a particularly relevant indicator of future exercise patterns.  Additionally, due to the limited period that there has been a public market for the Company’s securities, the historical volatility of the Company’s ordinary shares may not be representative of the expected volatility. Finally, the use of implied volatility, the volatility assumption inherent in the market price of a company’s traded options, is not practicable because the Company has no publicly traded options.  In order to determine the expected volatility, the Company analyzed other available information, including the historical experience of a group of stocks in the Company’s industry having similar traits. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The Company assumed that no dividends would be paid during the expected term of the options.

As share-based compensation expense recognized in the statement of operations for the year ended December 31, 2008 is based on awards ultimately expected to vest, reduced for estimated forfeitures. FAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeiture percentage was estimated to be approximately zero in the year ended December 31, 2008. If pre-vesting forfeitures occur in the future, the Company will record the effect of such forfeitures as the forfeitures occur.

The Company applies EITF 96-18 in accounting for options granted to consultants. For the years ended December 31, 2006, 2007 and 2008, the Company issued 15,000, 5,000 and nil options, respectively, to consultants and recorded non-cash compensation expense of approximately €94, €44 and €nil, respectively.

A summary of the Company’s stock option activity based on the exchange rate in effect on the grant date is as follows:
	Shares Available for Grant	Shares	Weighted Average Exercise Price
Options outstanding at December 31, 2005	568,000	992,000	€7.36	$8.72
Granted	(145,000)	145,000	€10.12	$13.45
Exercised	-	(22,000)	€4.23	$5.58
Cancellations	-	-	-	-
Options outstanding at December 31, 2006	423,000	1,115,000	€7.15	$9.45
Options available under 2007 Plan	1,000,000	-
Granted	(529,500)	529,500	€13.56	$18.34
Exercised	-	(28,000)	€4.21	$5.58
Cancellations	-	-	-	-
Options outstanding at December 31, 2007	893,500	1,616,500	€9.31	$12.43
Granted	(220,678)	220,678	€6.43	$9.57
Exercised	-	(10,000)	€3.78	$5.58
Cancellations	-	(30,000)	€11.08	$14.56
Options outstanding at December 31, 2008	672,822	1,797,178	€8.96	$12.08

Cash received on stock options exercised amounted to $156 and $56 in the years ended December 31, 2007 and 2008, respectively.  The intrinsic value of options exercised in 2006, 2007 and 2008 was $185, $423 and $74, respectively. The estimated fair value of shares vested during 2006, 2007 and 2008 was $1,813, $3,981 and $6,431, respectively.

The following table summarizes outstanding and exercisable options as of December 31, 2008, based on the exchange rate in effect on December 31, 2008:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted- Average Years Remaining on Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
€3.74 ($5.20)	106,118	9.35	€3.74 ($5.20)	20,634	€3.74 ($5.20)
€5.09 ($7.08)	15,000	6.82	€5.07 ($7.08)	15,000	€5.09 ($7.08)
€5.75 ($8.00)	50,000	1.82	€5.75 ($8.00)	50,000	€5.75 ($8.00)
€6.47 ($9.00)	832,000	6.51	€6.47 ($9.00)	832,000	€6.47 ($9.00)
€6.86 ($9.55)	9,528	9.16	€6.86 ($9.55)	3,176	€6.86 ($9.55)
€7.19 ($10.00)	25,000	0.96	€7.18 ($10.00)	25,000	€7.19 ($10.00)
€8.62 ($12.00)	15,000	0.72	€8.62 ($12.00)	15,000	€8.62 ($12.00)
€9.05 ($12.60)	90,000	7.42	€9.05 ($12.60)	77,500	€9.05 ($12.60)
€10.05 ($13.98)	105,032	9.00	€10.04 ($13.98)	35,011	€10.05 ($13.98)
€10.63 ($14.80)	22,500	8.96	€10.63 ($14.80)	7,813	€10.63 ($14.80)
€11.87 ($16.52)	84,000	8.64	€11.87 ($16.52)	35,060	€11.87 ($16.52)
€12.47 ($17.35)	35,000	7.32	€12.46($17.35)	33,889	€12.47 ($17.35)
€13.44 ($18.71)	40,000	8.32	€13.44 ($18.71)	35,603	€13.44 ($18.71)
€13.62 ($18.95)	368,000	8.23	€9.25 ($18.95)	216,302	€13.62 ($18.95)
	1,797,178			1,401,987

At December 31, 2008 the aggregate intrinsic value of the outstanding options was nil and the aggregate intrinsic value of the exercisable options was nil.

17.   NET LOSS PER SHARE

Net loss per share is computed using the weighted average number of ordinary shares outstanding during the applicable period.  Because the effect is antidilutive, the Company has excluded from the calculation of diluted net loss per share the impact of ordinary equivalent shares resulting from the assumed exercise of stock options and warrants under the treasury stock method.  There is no difference between basic and diluted net loss per share for all periods presented.

18.   COMMITMENTS AND CONTINGENCIES

In April 2007, the Company entered into a five year term capital lease agreement to finance €218 in lab equipment purchases. The borrowing is payable in equal monthly instalments of €4 over a period of 60 months. The agreement is classified as a capital lease and expires in March 2012.

In April 2007, the Company entered into a five year term capital lease agreement to finance €110 in lab equipment purchases. The borrowing is payable in equal monthly instalments of €2 over a period of 60 months. The agreement is classified as a capital lease and expires in March 2012.

Future minimum lease payment non-cancellable under operating and capital leases as of December 31, 2008 are:

	Operating Leases	Capital Leases
2009	199	74
2010	199	73
2011	191	73
2012	31	21
Thereafter	30
Total minimum lease payments	€650	241
Less: imputed interest		18
Present value of net minimum lease payment		223
Less: Current portion of capital lease payment		65
Long term portion of capital lease payment		158

As of December 31, 2008, we had €1,981 million of future payables under outstanding contracts with various contract research organizations that are not revocable. Most of these contracts are on a cost plus or actual cost basis.

19.   SUBSEQUENT EVENTS

In January 2009, we obtained from the Italian Tax Authorities a reimbursement of VAT credit in the amount of €244 and paid the last installment of €4,000 pursuant to the Master Agreement entered into with Crinos.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GENTIUM S.P.A.
(Registrant)

By:	/s/ Laura Ferro, M.D.
Dr. Laura Ferro
President and Chief Executive Officer

Date: March 31, 2009

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

4.21*	Technical Transfer Services Agreement, dated February 2, 2009, between Gentium S.p.A. and Patheon Italia S.p.A.

4.22.1	Technical Agreement, dated February 26, 2009, between Gentium S.p.A. and IDIS Limited.

4.22.2*	Supply and Distribution Agreement, dated March 6, 2009, between Gentium S.p.A. and IDIS Limited.

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

Exhibit	Description
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

Certifications and Consents

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Chief Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15(a)	Consent of Reconta Ernst & Young S.p.A. dated March 30, 2009.

* Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commision pursuant to a request for confidential treatment.