Form 20-F
period 2009-12-31
Gentium S.p.A.
filed 2010-03-31
CIK 1314755

As filed with the Securities and Exchange Commission on March 31, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2009

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of each exchange
Title of each class	on which registered
American Depositary Shares	The Nasdaq Global Market
Ordinary shares, no par value*	The Nasdaq Global Market
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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

GENTIUM S.P.A.

We are a biopharmaceutical company focused on the development and manufacture of our primary product candidate, defibrotide, an investigational drug based on single-stranded DNA extracted from pig intestines.  Our development of defibrotide has been focused on the treatment and prevention of a disease called hepatic veno-occlusive disease, or VOD, a condition in which some of the veins in the liver are blocked as a result of cancer treatments, such as chemotherapy or radiation treatments, that are given prior to stem cell transplantation.  Severe VOD is the most extreme form of VOD and is associated with multiple-organ failure and high rates of morbidity and mortality.  We have completed two clinical trials, a Phase III trial of defibrotide for the treatment of severe VOD in the U.S., Canada and Israel and a Phase II/III pediatric trial in Europe for the prevention of VOD.  Defibrotide has been given “orphan” status by the U.S. Food and Drug Agency, or FDA, and the European Medicines Agency, or EMEA, which means that we will have limited market exclusivity upon regulatory approval.  Defibrotide has also been granted “fast-track product” designation by the FDA for the treatment of VOD.  While we have not yet obtained regulatory approval to market defibrotide, we are authorized to distribute defibrotide on a pre-approved basis under a treatment IND protocol in the U.S. and through a named-patient program throughout the rest of the world.  We do not know of any FDA or EMEA approved treatments for VOD.

We are currently completing certain preclinical and clinical studies requested by regulatory authorities.  As part of our overall strategy, we anticipate filing for regulatory approval for defibrotide in the U.S. and Europe by the end of our second quarter in 2011.  We are also working closely on our U.S. regulatory strategy with our commercial partner, Sigma-Tau Finanziaria S.p.A. and its affiliate Sigma-Tau Pharmaceuticals, Inc., to which we have licensed our commercial rights to defibrotide for both the treatment and prevention of VOD in the Americas.

We have a manufacturing plant in Italy where we produce active pharmaceutical ingredients, which are subsequently used to make the finished forms of various drugs. We believe that we are the sole worldwide producer of defibrotide.  In addition to defibrotide, we manufacture urokinase and sulglicotide, both of which are sold to third parties.  All of the Company’s operating assets are located in Italy.

We have accumulated a deficit of approximately €100 million since our inception and expect to continue to incur net operating losses for the foreseeable future.  However, absent the need to fund any additional clinical trials, we believe that our cash and cash equivalents, including the upfront payment received from Sigma-Tau Pharmaceuticals, Inc. in connection with the expansion of the license for defibrotide in the Americas, together with revenues generated from our named-patient and cost recovery programs, will be sufficient to meet our obligations for at least the next twelve months.

We are subject to a number of risks, including our ability to successfully obtain regulatory approval for defibrotide, the uncertainty that defibrotide will become a successful commercial product, our ability to generate projected revenue through our named-patient and cost recovery programs, our dependence on corporate partners, our ability to obtain financing, if necessary, and potential changes in the health care industry.

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with “Operating and Financial Review and Prospects” and our financial statements and the related notes appearing elsewhere in this annual report.  The selected financial data as of December 31, 2008 and December 31, 2009 and for the three years ended December 31, 2009 are derived from our audited financial statements, which are included in this annual report.  The selected financial data as of December 31, 2005, December 31, 2006 and December 31, 2007 and for the years ended December 31, 2005 and December 31, 2006 have been derived from our audited financial statements, which are not included in this annual report.  Our historical results are not necessarily indicative of results to be expected in any future period.

The convenience translation into U.S. dollars has been done solely for the benefit of the reader, and does not imply that our results would actually have been these amounts in U.S. dollars had the U.S. dollar been our functional currency.

Statement of Operations Data:	For the Years Ended December 31,
(000s omitted except per share data)	2005	2006	2007	2008	2009	2009(1)
Revenues:
Product sales to related party	€3,260	€3,754	€2,704	€651	€195	$279
Product sales to third parties	101	321	2,390	4,792	9,507	13,625
Total product sales	3,361	4,075	5,094	5,443	9,702	13,904
Other revenues	280	109	15	25	129	185
Other revenues from related party	-	140	2,500	1,970	337	483
Total revenues	3,641	4,324	7,609	7,438	10,168	14,572
Operating costs and expenses:
Cost of goods sold	2,911	3,092	4,584	5,596	4,002	5,736
Charges from related parties	1,047	854	748	537	279	400
Research and development	4,557	8,927	14,497	9,569	3,512	5,033
General and administrative	2,284	5,421	6,279	7,668	6,036	8,651
Depreciation and amortization	118	261	725	998	916	1,313
Write-down of assets	-	-	13,740	3,403	-	-
	10,917	18,555	40,573	27, 771	14,745	21,133

Operating loss	(7,276)	(14,231)	(32,964)	(20,333)	(4,577)	(6,561)

Foreign currency exchange gain (loss), net	(249)	(627)	(4,001)	173	162	232
Interest income (expense), net	(4,148)	490	1,357	256	(110)	(158)

Pre-tax income loss	(11,673)	(14,368)	(35,608)	(19,904)	(4,525)	(6,487)

Income tax expense (benefit):
Current	-	-	-	-	-	-
Deferred	646	-	-	-	-	-
	646	-	-	-	-	-

Net loss	€(12,319)	€(14,368)	€(35,608)	€(19,904)	€(4,525)	$(6,487)

Net loss per share:
Basic and Diluted	€(1.41)	€(1.78)	€(1.33)	€(1.33)	€(0.30)	$(0.43)

(1)
Euro amounts are translated into U.S. dollars using the Noon Buying Rate for the Euro on December 31, 2009, of U.S. $1.4332 per Euro.  No representation is made that the Euro amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

The following table summarizes certain of our balance sheet data.

(000s omitted except per share data	2005	2006	2007	2008	2009	2009(1)
Balance Sheet Data:
Cash and cash equivalent...	€12,785	€10,205	€25,964	€11,491	€1,392	$1,995
Working capital	11,758	13,543	19,002	3,152	1,041	1,492
Property, net	8,631	9,424	11,544	10,751	9,717	13,926
Total assets	26,113	35,393	51,959	26,901	18,167	26,037
Long-term debt, net of current maturities	2,485	5,683	4,421	3,268	3,098	4,440
Shareholders’ equity	17,474	21,687	28,359	10,451	7,330	10,505
Capital stock	€9,611	€11,774	€14,946	€14,956	€106,962	$153,298
Number of shares	9,610,630	11,773,613	14,946,317	14,956,317	14,956,317	14,956,317

(1)
Euro amounts are translated into U.S. dollars using the Noon Buying Rate for the Euro on December 31, 2009, of U.S. $1.4332 per Euro.  No representation is made that the Euro amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

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

	U.S. Dollar per Euro
Year	Average	Period End
2005	1.2400	1.1842
2006	1.2661	1.3197
2007	1.3797	1.4603
2008	1.4695	1.3919
2009	1.3935	1.4332

Source: Federal Reserve Statistical Releases H.10 and G.5

The following table sets forth information regarding the high and low exchange rates of U.S. dollars per Euro for the periods indicated using the noon buying rate on each day of such period.

	U.S. Dollar per Euro
Month	High	Low
September 2009	1.4795	1.4235
October 2009	1.5029	1.4532
November 2009	1.5085	1.4828
December 2009	1.5100	1.4243
January 2010	1.4536	1.3870
February 2010	1.3995	1.3476
March 2010 (through March 26, 2010)	1.3758	1.3344

Source: Federal Reserve Statistical Release H.10

On March 26, 2010, the noon buying rate was €1.00 to $1.3398.

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

Risks Relating to Our Business

We may not be able to meet our future cash requirements without obtaining additional capital from external sources.

As of December 31, 2009, we had €1,392 million in cash and cash equivalents.  We have generated net losses since our inception.  Our net losses for the year ended December 31, 2009 and for the year ended December 31, 2008 were €4.53 million and €19.90 million, respectively.  We expect to incur significant losses over the next several years as we pursue regulatory approval for defibrotide, which may require additional clinical trials, testing and regulatory compliance activities, and commercialization efforts and related activities.  In addition, our long-term ability to generate cash from operations is dependent in part on the success of our current strategic partner, Sigma-Tau Pharmaceuticals, Inc., as well as the likelihood and timing of new strategic licensing and partnering relationships and/or the successful commercialization of defibrotide.  If we incur operating losses for longer than we expect and/or we are unable to raise additional capital, we may become insolvent and unable to continue our operations.

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

Absent the need to fund any additional clinical trials, we believe that our cash and cash equivalents, including the upfront payment received from Sigma-Tau Pharmaceuticals, Inc. in connection with the expansion of the license for defibrotide in the Americas, together with revenues generated from our named-patient and cost recovery programs, will be sufficient to meet our obligations for at least the next twelve months.  However, if we elect to increase our spending above current plans or perform additional clinical trials, we may need to obtain additional capital through equity or debt financings, loans and collaborative agreements with corporate partners, which may not be available to us on favorable terms, if at all.

Our failure to raise additional funds in the future may delay the development of defibrotide.

The development of defibrotide will require a commitment of substantial funds in order to obtain regulatory approval.  For the year ended December 31, 2009, our cash used in operating activities was €5.16 million.  Capital expenditures for year ended December 31, 2009 was €0.25 million. You should review the additional information about our liquidity and capital resources in the Operating and Financial Review and Prospects section of this annual report.

Our future capital requirements are dependent upon many factors, some of which are beyond our control, including:

•	the successful and continued development of defibrotide in preclinical and clinical testing in our existing and any future clinical trials;

•	the costs associated with protecting and expanding our patent and other intellectual property rights;

•	future payments, if any, received or made under existing or possible future collaborative arrangements;

•	the costs associated with building a future commercial infrastructure;

•	the costs associated with implementing any upgrades to our manufacturing facility required by the United States Food and Drug Administration, or FDA, European Medicines Agency, or EMEA, or other regulators;

•	the timing of regulatory approvals needed to market defibrotide;

•	success of our named-patient and cost recovery programs; and

•	market acceptance of defibrotide.

We may need additional funds before we have obtained regulatory approval for defibrotide.  We cannot assure you that funds will be available to us in the future on favorable terms, if at all.  If adequate funds are not available to us on terms that we find acceptable, or at all, we may be required to delay, reduce the scope of, or eliminate research and development efforts or clinical trials on defibrotide. We may also be forced to curtail, cease or restructure our operations, obtain funds by entering into arrangements with collaborators on unattractive terms or relinquish rights to defibrotide that we would not otherwise relinquish in order to continue independent operations.

We have started to generate limited revenues from sales of defibrotide and have had significant losses to date, and we do not know whether we will ever generate significant revenues or achieve profitability.

We have generated limited revenues through commercial sales of our active pharmaceutical ingredients and, recently, pre-approval sales of defibrotide through our named-patient and cost recovery programs.  We had total net product sales of €5.09 million, €5.44 million and €9.70 million in 2007, 2008 and 2009, respectively. Even if we are successful in obtaining regulatory approval to market defibrotide, we may have very limited markets and may not generate enough revenues from defibrotide to fund our business.  In addition, the FDA and EMEA have designated defibrotide to treat severe VOD and defibrotide to prevent VOD, as “orphan drugs,” which generally means that fewer than 200,000 people are affected by the disease or condition.

Our ability to continue as a going concern is largely dependent on the revenues being generated from the distribution of defibrotide on a pre-approved compassionate use basis through our named-patient and cost recovery programs.  If we fail to generate projected revenues from such compassionate use programs, we may need to obtain additional capital through equity or debt financings, loans and collaborative agreements with corporate partners, which may not be available to us on favorable terms, if at all, in order to fund our operations over the next twelve months.

We expect to continue to incur significant expenses as we develop and seek regulatory approval for defibrotide. We incurred a net loss of €35.61 million, €19.90 million and €4.53 million in 2007, 2008 and 2009, respectively. We cannot assure you that we will ever become profitable. If we fail to achieve profitability within the time frame expected by investors or securities analysts, the market price of our American Depositary Shares, or ADSs, may decline.

We currently do not have any regulatory approvals to sell defibrotide to treat or prevent VOD, and we cannot guarantee that we will ever be able to sell defibrotide to treat or prevent VOD anywhere in the world.

We must demonstrate that defibrotide satisfies rigorous standards of safety and effectiveness before the FDA, EMEA and other regulatory authorities will approve defibrotide for commercial marketing. While we have completed two clinical trials for defibrotide to treat and prevent VOD, the data obtained from these trials may not be sufficient to obtain regulatory approval and we may be required to conduct additional clinical trials.  We do not currently have the funds to run an additional clinical trial and we would likely need to obtain additional capital through equity or debt financings, loans and collaborative agreements with corporate partners, which may not be available to us on favorable terms, if at all.  As a result, we may not be able to commercialize defibrotide for sale anywhere in the world.

The FDA and other regulatory authorities may require us to conduct other clinical trials of defibrotide to treat severe VOD or prevent VOD, which may delay or prevent approval and commercialization of our product candidate.

On December 7, 2009, we announced final clinical trial results for our current Phase III clinical trial of defibrotide to treat severe VOD and our Phase II/III pediatric prevention trial in Europe to prevent VOD, both of which were presented at the American Society of Hematology Conference in New Orleans. While data from these two trials are encouraging, we may have to conduct a new clinical trial of defibrotide to treat VOD using a concurrent control group of untreated patients before obtaining regulatory approval in the U.S. or Europe for either the treatment or prevention indications.  We currently do not, and we may never, have enough capital to commence and complete a new clinical trial of defibrotide to treat VOD.  In addition, even if we are able to commence a new clinical trial, one or more clinical centers where the clinical trial is to be conducted may not be willing to conduct such a clinical trial on the basis that it is unethical to refuse treatment to patients when the treatment being investigated could potentially save their lives.  The committee of clinical investigators who sponsored a Phase II/III clinical trial of defibrotide to treat VOD in Europe conducted by Consorzio Mario Negri Sud, which had a concurrent control group of untreated patients, cancelled the trial in October 2005 due to a lack of patients enrolling.  We believe that patients were reluctant to enroll due to the possibility of being placed into the control group and not receiving treatment.  Therefore, we may never be able to obtain regulatory approval of defibrotide to treat VOD.

We may be required to suspend or discontinue any future clinical trials, if necessary, due to adverse events or other safety issues that could preclude approval of defibrotide and negatively affect our business model and stock price.

If we are required to conduct any future clinical trials for defibrotide, such trials may be suspended at any time for a number of safety-related reasons. For example, we may voluntarily suspend or terminate such clinical trials if at any time we believe that defibrotide prevents an unacceptable risk to the clinical trial patients. In addition, institutional review boards or regulatory agencies may order the temporary or permanent discontinuation of our clinical trials at any time if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements, including if they present an unacceptable safety risk to patients.

Administering any product candidate to humans may produce undesirable side effects. VOD is a complication associated with high dose chemotherapy and stem cell transplantation. Adverse events involving vascular disorders, coagulation and potentially life-threatening bleeding have been reported in patients with VOD treated with defibrotide, which potentially could be related to the defibrotide therapy.  Hypotension has been reported as a possibly related serious adverse event in the trials of defibrotide to treat severe VOD. Also, we discontinued a 69-patient Phase I/II clinical trial of defibrotide to prevent deep vein thrombosis after hip surgery in Denmark in 2002 after three patients experienced hypotension after receiving the defibrotide intravenously.  That trial was discontinued due to the hypotension and because defibrotide can also be administered orally to prevent deep vein thrombosis. These adverse events reports will be weighed by the FDA and other regulatory authorities in determining whether defibrotide can, from a risk-benefit perspective, be considered to be safe and effective to treat severe VOD and prevent VOD, to prevent deep vein thrombosis, or any other indication for which approval is sought.

It is possible that additional adverse events or safety issues could emerge from future data, which could impact conclusions relating to the safety of defibrotide. Any problems that arise from the use of defibrotide would severely harm our business operations.

We expect to rely upon our affiliate, Sirton Pharmaceuticals S.p.A., for various services, and we may not be able to quickly replace these services if it becomes bankrupt or otherwise unavailable.

We depend on a number of services from Sirton Pharmaceuticals S.p.A., including steam related to our manufacturing plant, lab space, and filling and packaging services for defibrotide for use in our compassionate use programs and any future clinical trials.  If Sirton were to become bankrupt or otherwise cease providing these services, we may not be able to replace these services in a timely manner.  Such a delay would impact our compassionate use programs and any future clinical trials.

Sirton, who is our affiliate, owes us a receivable that we may not be able to collect.

At December 31, 2009, Sirton owed us a receivable of €1.38 million and we owed Sirton a payable of €0.28 million.  Sirton has been unable to make timely payments on the outstanding receivables.  Currently, Sirton is evaluating its strategic options in order to avoid bankruptcy, which raises additional concerns on our ability to collect the outstanding receivables.  In 2009, the Company and Sirton formally offset €0.74 million of payables due to Sirton against the same amount of receivables due from Sirton. We may never be able to collect the net receivable due to us from Sirton.

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

Our manufacturing facility and the manufacturing facility of Patheon S.p.A., who we have contracted to fill and finish defibrotide, are subject to continuing regulation by Italian authorities and are subject to inspection and regulation by the FDA and EMEA.  These authorities could force us to stop manufacturing our products if they determine that we or Patheon are not complying with applicable regulations or require us to complete further costly alterations to our facilities.

We manufacture active pharmaceutical ingredients at our manufacturing facility in Italy.  We have hired Patheon S.p.A. to process our lead active pharmaceutical ingredient, defibrotide, into the finished drug at Patheon’s manufacturing facility.  These facilities are subject to continuing regulation by the Italian Health Authority and other Italian regulatory authorities with respect to manufacturing defibrotide.  The facilities are also subject to inspection and regulation by the FDA and EMEA with respect to manufacturing our product candidates for investigational use. Also, part of the process for obtaining approval from the FDA and EMEA for defibrotide is approval by those authorities of these manufacturing facilities in compliance with current good manufacturing practices. After receiving initial approval, if any, the FDA or EMEA will continue to inspect our manufacturing facilities, including inspecting them unannounced, to confirm whether we and Patheon are complying with good manufacturing practices.

These regulators may require us to stop manufacturing our products and may deny us approval to manufacture our product candidates if they determine that we or Patheon are not complying with applicable regulations.  In addition, these regulators may require us to complete costly alterations to our facilities.

We expect to rely upon a sole processor, Patheon Italia, to fill and finish defibrotide into marketable formulations, and we may not be able to quickly replace Patheon if it fails in its duties.

If Patheon does not or is not able to perform these services for any reason, it may take us time to find a replacement processor.  Such a delay could potentially put us in breach of our contractual obligations into which we may enter, violate local laws requiring us to deliver the product to those in need, and impact our revenues.

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

We do not have the personnel capacity to conduct or manage all of the clinical trials that we intend for defibrotide. We rely on third parties to assist us in managing, monitoring and conducting our clinical trials.  We have entered into and expect to continue to enter into clinical trial agreements with numerous centers throughout the world in order to continue the development of defibrotide.  In addition, we have entered into an agreement with MDS Pharma Services (U.S.) Inc. (now INC Research Inc.) to perform clinical research services in connection with clinical trials conducted in the United States and agreements with KKS-UKT, GmbH (now CenTrial, GmbH) and MDS Pharma Services S.p.A. (now Inc Research S.r.l.) to provide such services for our clinical trials in Europe. If these third parties fail to comply with applicable regulations or do not adequately fulfill their obligations under the terms of our agreements with them, we may not be able to enter into alternative arrangements without undue delay or additional expenditures and, therefore, the clinical trials for defibrotide may be delayed or unsuccessful.

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

Our internal ability to handle the marketing and distribution functions for defibrotide is limited and we do not expect to develop the capability to provide marketing and distribution for defibrotide.  Our long-term strategy includes either developing marketing and distribution capacity internally or entering into alliances with third parties to assist in the marketing and distribution of our product candidates. We have entered into an agreement with Sigma-Tau Pharmaceuticals, Inc. to market defibrotide to treat and prevent VOD in North America, Central America and South America and we may need to develop these capabilities internally or enter into similar agreements to market and distribute defibrotide to prevent VOD outside the Americas.  We face, and will continue to face, intense competition from other companies for collaborative arrangements with pharmaceutical and biotechnology companies, for establishing relationships with academic and research institutions, for attracting investigators and sites capable of conducting our clinical trials, and for licenses of proprietary technology. Moreover, these arrangements are complex to negotiate and time-consuming to document. Our future profitability will depend in large part on our ability to enter into effective marketing agreements and our product revenues will depend on those marketers’ efforts, which may not be successful.

If we are unable to attract and retain qualified personnel and key relationships, we may be unable to successfully develop and commercialize defibrotide or otherwise manage our business effectively.

We are highly dependent on our senior management, whose services are critical to the successful implementation of research and development, manufacturing and regulatory strategies and develop and maintain relationships with qualified researchers. If we lose their services or the services of one or more of the other members of our senior management or other key researcher, our ability to successfully commercialize defibrotide or otherwise manage our business effectively could be seriously harmed.

Replacing key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of specific skills and experience required to develop, gain regulatory approval of and commercialize defibrotide successfully. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel. In addition, under Italian law, we cannot incentivize such key employees with certain forms of equity grants, such as restricted stock awards, or grant stock options with an exercise price at or near the recent trading prices of our ADSs, both of which could further limit our ability to retain and hire key personnel.

On March 1, 2010, we announced our decision to close our New York office and began transitioning the New York activities to our headquarters in Como, Italy.  If we are unsuccessful in transitioning these activities, our business and results of operations could be negatively impacted.  In addition, we may need to hire additional personnel and add corporate functions that we currently do not have.  Our ability to manage our operations and growth will require us to continue to improve our operational, financial and management controls and reporting system and procedures, or contract with third parties to provide these capabilities for us.

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

We have sold Prociclide and Noravid (two formulations of defibrotide) in Italy to treat vascular disease with risk of thrombosis, which may affect the pricing of defibrotide in Europe for the prevention or treatment of VOD.

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

Our industry is highly competitive and subject to significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments.  Incidence of VOD may decrease with new technologies and conditioning regimens, which will negatively impact our sales opportunities. While we are unaware of any other products or product candidates that treat or prevent VOD, we believe that other companies have products or are currently developing products to treat some of the same disorders and diseases that defibrotide is designed to treat. These companies include Genzyme Corp., Millennium Pharmaceuticals, Inc., Otsuka Pharmaceutical Co., Ltd., Eisai Co., Ltd.,  and Celgene Corp.

Many of these competitors have substantially greater research and development capabilities and experience, and greater manufacturing, marketing and financial resources than we do. In addition, these companies’ products and product candidates are in more advanced stages of development than ours or have been approved for sale by the FDA and other regulatory agencies. As a result, these companies may be able to develop their product candidates faster than we can or establish their products in the market before we can or develop a generic form of defibrotide. Their products may also prove to be more effective, safer or less costly than defibrotide, which could hurt our ability to recognize any significant revenues.

In May 2003, the FDA designated defibrotide as an orphan drug to treat severe VOD.  In January 2007, the FDA designated defibrotide as an orphan drug to prevent VOD as well.  If the FDA approves the New Drug Applications that we intend to file before approving a New Drug Application filed by anyone else for these uses of defibrotide, the orphan drug status will provide us with limited market exclusivity for seven years from the date of the FDA’s approval of our New Drug Application. However, a marketing authorization to another applicant may be granted for the same product if we give our consent to the second applicant, we are unable to supply sufficient quantities of defibrotide, or the second applicant can establish in its application that its product is safer, more effective or otherwise clinically superior to our product. In that case, our product would not have market exclusivity. Additionally, while we are not aware of any other company researching defibrotide for these uses, if another company does develop defibrotide for these uses, there is no guarantee that the FDA will approve our New Drug Application before approving the other company’s defibrotide product for these uses, in which case the first product approved would have market exclusivity and our products would not be eligible for approval until that exclusivity expires.

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

Between our initial public offering on June 21, 2005 and December 31, 2009, the closing price of our American Depositary Shares, or ADSs, have fluctuated between $.33 and $24.40 per share, with an average daily trading volume for the twelve months ended December 31, 2009 of approximately 54,736 ADSs.  The market may experience significant price and volume fluctuations that are often unrelated to the operating performance of individual companies.

In addition to general market volatility, many factors may have a significant adverse effect on the market price of our ADSs, including:

•	continuing operating losses, which we expect over the next several years as we continue our development activities;

•	announcements of decisions made by regulators;

•	results of our preclinical studies and clinical trials;

•	announcements of improvements, new commercial products, failures of products, or progress toward commercialization by our competitors or peers;

•	influence and control by our commercial partner and significant shareholder, Sigma-Tau Finanziaria S.p.A.;

•	developments concerning proprietary rights, including patent and litigation matters;

•	publicity regarding actual or potential results with respect to product candidates under development by us or by our competitors;

•	regulatory developments; and

•	quarterly fluctuations in our financial results.

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

As of December 31, 2009, our stockholders’ equity was $10.5 million (€7.33 million).  If we fail to meet the stockholders’ equity or fail to meet the minimum bid price and minimum market value requirements, we may be delisted from the Nasdaq Global Market.

Our largest shareholders exercise significant control over us, which may make it more difficult for you to elect or replace directors or management and approve or reject mergers and other important corporate events, including obtaining potential financing.

Our largest shareholder, FinSirton S.p.A., will own approximately 25% of our outstanding ordinary shares at March 31, 2010. Dr. Laura Ferro, who is our former Chief Executive Officer and President and a current member on our board of directors, together with members of her family controls FinSirton.  In addition, Sigma-Tau Finanziaria S.p.A., along with its affiliates, will own approximately 18% of our outstanding ordinary shares at March 31, 2010.  Marco Codella, who is the chief financial officer of Sigma-Tau Finanziaria, serves as a member of our board of directors.  Moreover, we have licensed our rights in defibrotide to treat and prevent VOD to Sigma-Tau Pharmaceuticals, Inc., a wholly owned subsidiary of Sigma-Tau Finanziaria.

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

As discussed in our risk factor entitled “Our shareholders can prevent us from executing a financing by alleging that our board of directors acted with serious irregularities when approving such financing, because the terms of such financing could harm our company,” both FinSirton and Sigma-Tau Finanziaria own enough of our ordinary shares to bring legal action against our board of directors and may be able to prevent us from completing an important corporate event, such as a financing. In addition, under Italian law, directors are not required to recuse themselves from any discussion even if a conflict of interest exists. Accordingly, directors that are affiliated with our shareholders may be present for certain discussions that involve or impact the shareholders to which such directors are affiliated.

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

Risks Relating to Being an Italian Corporation

The process of seeking to raise additional funds is cumbersome, subject to the verification of an Italian notary public in compliance with our bylaws and applicable law, and may require prior approval of our shareholders at an extraordinary shareholders’ meeting.

We are incorporated under the laws of the Republic of Italy. The principal laws and regulations that apply to our operations, those of Italy and the European Union, are different from those of the United States. In order to issue new equity or debt securities convertible into equity, with some exceptions, we must increase our authorized capital. In order to do so, our board of directors must meet and resolve to recommend to our shareholders that they approve an amendment to our bylaws to increase our capital. Our shareholders must then approve that amendment to our bylaws in an extraordinary meeting duly called, upon the favorable vote of the required majority, which may change depending on whether the meeting is held on a first or second call. These meetings take time to call. In addition, an Italian notary public must verify the compliance of the capital increase with our bylaws and applicable Italian law. Further, in general, under Italian law, our existing shareholders and any holders of convertible securities (except in specific cases) have preemptive rights to acquire any such shares pro rated on their percentage interest in our company and on the same terms as approved for such capital increase. Also, our shareholders can authorize the board of directors to increase our capital, but the board may exercise such power for only five years. If the authorized capital by the board is not issued by the end of those five years, the authorized capital expires, and our board and shareholders would need to meet again to authorize a new capital increase.

Italian law provides, with respect to shareholders’ resolutions approving capital increase, that, in the event of absence of the minutes of the meeting, impossibility or illegality of the resolution, any interested person may, for a period of 180 days following the filing of the shareholders’ resolution with the Register of Companies, challenge such resolution. If a shareholders’ meeting was not called to approve the capital increase, the relevant resolution should be considered invalid and, any interested person may challenge the capital increase for a period of 90 days following the approval of the financial statements referring to the year during which the shareholders’ resolution has been, also partially, executed. In addition, once our shareholders authorize a capital increase, all those authorized shares that have been subscribed need to be entirely paid-up before the shareholders may authorize a new capital increase. These restrictions could limit our ability to issue new equity or convertible debt securities on a timely basis.

Our shareholders can prevent us from executing a financing by alleging that our board of directors acted with serious irregularities when approving such financing, because the terms of such financing could harm our company.

On August 12, 2008, Sigma-Tau Finanziaria S.p.A., together with one of its affiliates, filed a claim in the Court of Como claiming that our board of directors acted with serious irregularities in violation of their duties as directors when approving a potential financing, because such financing could harm the company.  On August 18, 2008, the Court of Como issued a temporary order preventing us from moving forward with a potential financing.  While this claim was later dismissed for lack of damages, it did, nonetheless, prevent the directors from implementing the potential financing.  Any group of shareholders constituting at least 10% of our outstanding ordinary shares could bring a similar action on a future board resolution regarding a financing or other important corporate action, and an Italian court could prevent the transaction from moving forward by issuing an order to that effect.

We are restricted under Italian law as to the amount of debt securities that we may issue relative to our equity.

Italian law provides that we may not issue debt securities for an amount exceeding twice the amount of our capital, of our legal reserve and of any other disposable reserves appearing on our latest Italian GAAP balance sheet approved by our shareholders. The legal reserve is a reserve to which we allocate 5% of our Italian GAAP net income each year until it equals at least 20% of our capital. One of the other reserves that we maintain on our balance sheet is a “share premium reserve,” meaning amounts paid for our ordinary shares in excess of the amount of such ordinary shares that is allocated to the capital. At December 31, 2009, the sum of our capital, legal reserves and other reserves on our unaudited Italian GAAP balance sheet was €28.6 million. If we issue debt securities in the future, until such debt securities are repaid in full, we may not voluntarily reduce our capital or allocate our reserves (such as by declaring dividends) if it results in the aggregate of the capital and reserves being less than half of the outstanding amount of the debt. If our equity is reduced by losses or otherwise such that the amount of the outstanding debt securities is more than twice the amount of our equity, some legal scholars are of the opinion that the ratio must be restored by a recapitalization of our company. If our equity is reduced, we could recapitalize by issuing new shares or having our shareholders contribute additional capital to our company, although there can be no assurance that we would be able to find purchasers for new shares or that any of our current shareholders would be willing to contribute additional capital.

If we suffer losses that reduce our capital to less than €120 thousand, we would need to either recapitalize, change our form of entity or be liquidated.

Italian law requires us to reduce our shareholders’ equity and, in particular, our capital to reflect on-going losses, in certain cases of losses exceeding 1/3 of the capital of the Company. We are also required to maintain a minimum capital of €120 thousand. At December 31, 2009, our Italian GAAP capital was approximately €14.9 million. If we suffer losses from operations that reduce our capital to less than €120 thousand, then either we must increase our capital (which we could do by issuing new shares or having our shareholders contribute additional capital to our company) to at least €120 thousand or convert the form of our company into an S.r.l., which has a lower capital requirement of €10 thousand. If we did not take these steps, our company could be liquidated.

We apply our losses from operations against our legal reserves and capital. If our capital is reduced for more than one-third as a result of losses, our board of directors must call a shareholders’ meeting as soon as possible. The shareholders should take appropriate measures, which may include, inter alia, either the reduction of the legal reserves and capital by the amount of the remaining losses, or the carrying out of the losses forward for up to one year. If the shareholders vote to elect to carry the losses forward up to one year, and at the end of the year, the losses are still more than one-third of the amount of the capital, then we must reduce our capital by the amount of the losses.

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

In Italy, our employees are protected by various laws giving them, through local and central works councils, rights of consultation with respect to specific matters regarding their employers’ business and operations, including the downsizing or closure of facilities and employee terminations. In particular, the following laws are worth mentioning: (i) Law no. 604/1966, regulating the individual dismissals; (ii) Law no. 223/1991, concerning the collective dismissal procedure; (iii) Law no. 428/1990, providing for the information and consultation procedure in case of transfer of the undertaking or part thereof and (iv) Legislative decree no. 25/2007, introducing a general right to information and consultation for employees. These laws and the collective bargaining agreements to which we are subject could impair our flexibility if we need to restructure our business.

FORWARD-LOOKING STATEMENTS

This annual report may contain forward-looking statements that involve substantial risks and uncertainties regarding future events or our future performance. When used in this annual report, the words “anticipate,” “believe,” “estimate,” “may,” “intent,” “continue,” “will,” “plan,” “intend,” and “expect” and similar expressions identify forward-looking statements. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition or state other “forward-looking” information. We believe that it is important to communicate our future expectations to our investors. Although we believe that our expectations reflected in any forward-looking statements are reasonable, these expectations may not be achieved. The factors listed in the section captioned “Risk Factors,” as well as any cautionary language included in this annual report or incorporated by reference, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our ordinary shares or ADSs, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this annual report could have a material adverse effect on our business, performance, operating results and financial condition. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this annual report. Except as required by federal securities laws, we are under no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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

We have Italian, United States and international trademark rights in “Gentium.”  We also have a number of patent registrations issued and pending in Italy, the United States and other countries. This annual report also refers to brand names, trademarks, service marks, and trade names of other companies and organizations, and these brand names, trademarks, service marks, and trade names are the property of their respective holders.

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

CAPITAL EXPENDITURES

The following table sets forth our capital expenditures for each year in the three-year period ended December 31, 2009.

	For the Year Ended December 31,
(in thousands)	2007	2008	2009
Land and buildings	€162	€4	€-
Plant and machinery	1,839	544	206
Industrial equipment	582	179	5
Other	90	13	23
Leasehold improvements	249	27	3
Computer Software	69	224	12
Construction in progress	250	172	28
Total	€3,241	€1,163	€277

All of these capital expenditures are in Italy.  We are financing these expenditures from offerings of our ordinary shares and loans from third parties.

BUSINESS OVERVIEW

We are building upon our extensive experience with defibrotide, an investigational drug based on DNA derived from pig intestines, which our founding company discovered over 20 years ago.  We are focused on development and manufacture of defibrotide to treat and prevent VOD, a condition in which some of the veins in the liver are blocked as a result of cancer treatments such as chemotherapy or radiation treatments that are given prior to stem cell transplantation.  Severe VOD is the most extreme form of VOD and is associated with multiple-organ failure and results in high morbidity and mortality.  Defibrotide has been studied in a number of clinical trials and more recently we have concluded a Phase III clinical trial of defibrotide to treat severe VOD in the United States, Canada and Israel.  In addition, we have concluded a Phase II/III clinical trial of defibrotide in Europe to prevent VOD in children. While we have not yet obtained regulatory approval to market defibrotide, we are authorized to distribute defibrotide on a pre-approved basis under a treatment IND protocol in the U.S. and through a named-patient program throughout the rest of the world.

Due to the historically low complete response and survival rates and lack of treatments for VOD, we believe there is an immediate need for a drug to treat and prevent VOD. The FDA has a “fast track” designation program which is designed to facilitate the development and expedite their review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. The FDA has designated defibrotide to treat severe VOD as a fast track product.  The FDA approval process for defibrotide for this use remains dependent upon sufficient data in connection with a clinical trial to treat severe VOD.

On December 7, 2009, we announced final clinical trial results for our current Phase III clinical trial of defibrotide to treat severe VOD and our Phase II/III pediatric prevention trial in Europe to prevent VOD. We are currently completing certain preclinical and clinical studies requested by regulatory authorities.  As part of our overall strategy, we anticipate filing for regulatory approval for defibrotide in the U.S. and Europe by the end of second quarter 2011.  We expect to utilize the data from the two studies, together with data obtained from our compassionate use programs, whereby we have been authorized to distribute defibrotide on a pre-approval basis, to support our regulatory submissions and any future clinical trials that may be necessary. We are also working closely on our U.S. regulatory strategy with our commercial partner, Sigma-Tau Finanziaria S.p.A. and its affiliate Sigma-Tau Pharmaceuticals, Inc., to which we have licensed our commercial rights to defibrotide for both the treatment and prevention of VOD in the Americas.

We also manufacture defibrotide and sulglicotide at our manufacturing facility near Como, Italy, and we lease a facility from one of our affiliates, Sirton, to manufacture urokinase.  These products are active pharmaceutical ingredients used to make other drugs.  Our revenues from the sales of these products to date have amounted to €5.1 million, €5.4 million and €9.7 million in 2007, 2008 and 2009, respectively.  In 2009, we launched a named-patient program and cost recovery program, which have generated approximately €4.9 million in net sales for the year ended December 31, 2009.

Our strategy is to obtain regulatory approval for defibrotide to treat and prevent veno-occlusive disease.  Since 2004, we have spent more than €10 million on upgrades to our facilities that we believe will facilitate the FDA and European regulatory approval process for defibrotide and enable our future production.  We plan to work with our existing license partner, Sigma-Tau Pharmaceuticals, Inc., and are seeking additional license partners to help with the development and commercialization of defibrotide.  We also are attempting to grow our active pharmaceutical ingredient, or API, business through volume and price increases of sulglicotide and urokinase.

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

One of the disorders of the vascular system that can result from chemotherapy, radiation therapy, hormone therapy and stem cell and bone marrow transplants is VOD. These therapies can cause extensive damage to the cells that line the walls of small veins in the liver. The body’s natural response is to swell or clot the sites of injury, but this blocks or “occludes” the vein.  This blockage of the veins is called “Hepatic Veno-Occlusive Disease,” or VOD.  VOD can cause damage to the liver and, in its severe form, leads to failure of the liver and other organs (multiple-organ failure), which usually results in death.  According to 2003 data from the International Bone Marrow Transplant Registry and the European Bone Marrow Transplant Registry, approximately 21,000 people receive bone marrow transplants, which are types of stem cell transplants, each year in the United States.  Based on our review of more than 200 articles in the medical literature, we believe that approximately 12% of patients who undergo stem cell transplants develop VOD.  According to an article in the November 15, 1998 edition of  Blood, the Journal of the American Society of Hematology, by Enric Carreras et. al., approximately 28% of patients who develop VOD progress to severe VOD.  Based upon a historical study conducted by Dana-Farber at three centers consisting of 38 patients, we believe that of the patients who develop severe VOD, only approximately 11% achieve a complete response within 100 days after a stem cell transplantation and only approximately 20% survive more than 100 days.  VOD poses a severe risk to the victim’s health. We believe that there are no FDA or EMEA approved treatments at this time for VOD.

Strategy

Our strategic objective is to obtain regulatory approval for defibrotide to treat and prevent VOD.  We plan to continue to work with our existing license partner, Sigma-Tau Pharmaceuticals, Inc., for the development of defibrotide and commercialization of defibrotide in the Americas.  Outside of the Americas, we are seeking additional license partners to help with the development and commercialization of defibrotide.  We also are attempting to grow our active pharmaceutical ingredient, or API, business through volume and price increases of sulglicotide and urokinase.

•           Obtain regulatory approval to use defibrotide to treat and prevent VOD.  Gentium, as well as independent investigators, have run several studies showing the potential efficacy and safety of defibrotide in the treatment and prevention of VOD (see detail under “Product Candidate” section below).  We have received orphan status from both the FDA and EMEA for defibrotide.  In addition, we have received fast track designation for the use of defibrotide for the treatment of severe VOD prior to stem cell transplantation.  The approval of defibrotide for either the treatment or prevention of VOD may be dependent on one or more future clinical trials.  It is possible that both the FDA and EMEA will view the results of treatment and prevention trials as supportive of one another, although the exact regulatory approval may include only an indication of prevention, treatment, or both.

•           Increase our marketing capacity, including the use of strategic partnerships. We have a strategic license agreement with Sigma-Tau Pharmaceuticals, Inc. to market defibrotide to treat and prevent VOD in North America, Central America and South America upon regulatory approval and have granted Sigma-Tau Pharmaceuticals, Inc. a right of first refusal in those territories with respect to offers made by third parties to market defibrotide to prevent VOD.  We intend to develop the capacity to market defibrotide in other jurisdictions and/or pursue similar marketing agreements with other strategic partners for Europe and Asia Pacific.

•           Compassionate use programs to maximize pre-approval data.  We distribute defibrotide on a pre-approved compassionate use basis through our named-patient and treatment IND programs.  We obtain data on the efficacy and safety of defibrotide through these programs.  We expect to utilize this data to supplement the data obtained from our completed clinical trials and any future clinical trials that may be necessary.  As of February 28, 2010,  over 475 patients have received defibrotide through this program.

•           Growth of API Business.  We currently sell sulglicotide to Samil for use in the South Korean market, and to Crinos for use in the Italian market and urokinase to Crinos, for the Italian market, and UCB for the Spanish market, and, to a small extent, sodium heparin for use in the Italian market.  Our goal is to maximize the utilization of our manufacturing facility and we are exploring ways to increase capacity of urokinase and sulglicotide.  We are also looking at re-negotiating our existing supply agreements to achieve greater profitability and longer-term commitments.

Product Candidate

Defibrotide is an investigational drug based on single-stranded DNA extracted from pig intestines which is under development for the treatment and prevention of VOD, a consequence of cancer treatments, such as chemotherapy or radiation treatments, that are given prior to stem cell transplantation. Currently, and to the best of our knowledge, there are no FDA or EMEA approved treatments for this life-threatening disease. Defibrotide was granted orphan status in 2003 for the treatment of severe VOD and in 2007 for the prevention of VOD, and similar status by EMEA in 2004 for both the treatment and prevention of VOD.  Orphan status provides us with limited market exclusivity upon regulatory approval. Defibrotide has also been granted fast-track product designation by the FDA for the treatment of VOD.  While we have not yet obtained regulatory approval to market defibrotide, we are authorized to distribute defibrotide on a pre-approved basis under a treatment IND protocol in the U.S. and through a named-patient program throughout the rest of the world.

Defibrotide to treat severe VOD

The December 2000 edition of the British Journal of Hematology published the results of a 40 patient “compassionate use” study of defibrotide to treat VOD conducted in 19 centers in Europe from December 1997 to June 1999. Twenty-two patients, or 55%, showed a complete response.  Nineteen patients, or 47%, survived more than 100 days after stem cell transplantation. The study found that four patients of the 19 patients who survived more than 100 days subsequently died. Twenty-eight patients were judged likely to die or had evidence of multiple-organ failure.  Ten of the 28 “poor risk” patients, or 36%, showed a complete response within 100 days after stem cell transplantation, all of whom also survived for at least 100 days.  The study found that defibrotide was generally safely administered with no significant side-effects.

The December 15, 2002 edition of Blood published results from 88 patients with severe VOD following stem cell transplants who were treated with defibrotide from March 1995 to May 2001. This study reported data on 19 patients treated under individual Investigational New Drug Applications and on a subsequent 69 patient multi-center Phase I/II clinical trial that was conducted under an Investigational New Drug Application held by a Dana-Farber investigator. The primary goal of the trial was the assessment of the potential effectiveness of the drug and its side effects, if any. All patients in the clinical trial received defibrotide on an emergency basis. This study found that 32 patients, or 36%, showed a complete response within 100 days after stem cell transplantation, and 31 patients, or 35%, of those patients survived at least 100 days after stem cell transplantation with minimal adverse effects, primarily transient mild hypotension. Thirteen of those 31 patients who had survived more than 100 days had died by October 2001, the last date for which survival information was available. No mortality from VOD or other toxicity related to the cancer treatment was seen more than 134 days after treatment with defibrotide, with the most common cause of later death being relapse.

The Dana-Farber investigator also sponsored, under his Investigational New Drug Application, a Phase II clinical trial in the United States of defibrotide which enrolled 150 stem cell transplant patients with severe VOD, of whom 141 were evaluable, at nine cancer centers.  This trial was partially funded by a $525 thousand grant from the orphan drug division of the FDA. The purpose of this trial was to evaluate the effectiveness of this drug, including the effect of the drug on the survival rate of patients with severe VOD, the effective dosage and potential adverse side effects. The primary endpoint was complete response, with survival after 100 days as a secondary endpoint.  The Dana-Farber investigator presented the results from this Phase II clinical trial at the 47th Annual Meeting of the American Society of Hematology on December 12, 2005. Results show that of 141 patients evaluable for response, 65 patients, or 46%, showed a complete response within 100 days after stem cell transplantation and 62 patients, or 41%, survived at least 100 days after stem cell transplantation, with minimal adverse events.

The January 2004 edition of Bone Marrow Transplantation published results from 45 children and adolescents with VOD following stem cell transplants who were treated with defibrotide.  Twenty-two of the 45 patients had severe VOD.  Thirty-four of the 45 patients, or 76%, had a complete response within 100 days after stem cell transplantation and 29 patients, or 64%, survived at least 100 days after stem cell transplantation.  Of the 22 patients with severe VOD, 11 patients, or 50%, had a complete response and 8 patients, or 36%, survived at least 100 days after stem cell transplantation.  The study found that defibrotide was well tolerated; about one-third of the patients had a form of coagulopathy, and treatment was discontinued in two cases where a severe bleeding disorder was observed, although the events could not be clearly attributed to defibrotide.

We started a historically controlled Phase III clinical trial in the United States, Canada and Israel for this use in December 2005 in patients with severe VOD.  The primary endpoint is complete response within 100 days after stem cell transplantation and the secondary endpoint is survival after 100 days.

On December 7, 2009, we announced final clinical trial results for our current Phase III clinical trial of defibrotide to treat severe VOD at the American Society of Hematology Conference in New Orleans.  On an intent to treat basis (ITT), 24% of patients in the Defibrotide arm compared to 9% of patients in the historical control arm achieved complete response at 100 days (p=0.0148). For the secondary efficacy analysis on an ITT basis, the mortality rate at day 100 was 75% for patients in the historical control arm compared to 62% for patients in the Defibrotide arm (p=0.0508). The ITT analysis included 123 patients with symptoms consistent with VOD that were identified and then reviewed for eligibility in the historical control arm by an independent medical review committee. 32 cases were selected as having an unequivocal diagnosis of severe VOD and multi-organ failure (graft versus host disease was ruled out) and met all protocol-required entry criteria. 102 patients were enrolled in the defibrotide treatment group and baseline characteristics were balanced between the two arms.

Defibrotide to prevent VOD

We believe there is a significant market opportunity for defibrotide to prevent VOD for patients at risk of developing VOD. Based on our experience researching VOD, we believe that many recipients of high doses of chemotherapy, radiation therapy or hormone therapy or of therapies that prepare for stem cell transplants have an elevated risk of developing VOD.  The European Group for Blood and Marrow Transplantation, a not-for-profit scientific society, conducted a Phase II/III clinical trial in Europe and Israel of defibrotide to prevent VOD in children. Unlike our Phase III treatment trial in the United States, we had a randomized control group of patients who  received no treatment unless they developed VOD, at which time they received defibrotide treatment.

The results of a study on defibrotide in patients at high risk of VOD were presented at the 2002 annual meeting of the American Society of Hematology.  One of 57 patients who received defibrotide as a preventative agent developed VOD.  No patients experienced significant bleeding.

At the 2005 annual meeting of the European Group for Blood and Marrow Transplantation, the results of a study on defibrotide in patients who received chemotherapy and stem cell transplants were announced.  Eight of 44 patients, or 18%, who received defibrotide developed VOD, of which three patients, or 7%, developed severe VOD.  By comparison, four of 16 control group patients, or 25%, who received heparin instead of defibrotide, developed VOD, of which two, or 12.5%, developed severe VOD. There were no serious adverse events attributed to the use of defibrotide.

At the 2006 annual meeting of the American Society of Hematology conference, the results from a preliminary pilot clinical study in Switzerland by the University Hospital of Geneva on defibrotide in patients at high risk of VOD were announced.  The results suggested that defibrotide may provide effective and safe prevention against VOD.  The study tested patients who received stem cell transplants. None of the 157 successive transplant patients who received defibrotide as a preventative agent developed VOD. By comparison, 10 of 52 patients who underwent transplants in the same center before the study developed VOD, which was fatal in three cases. The study report indicated that mild to moderate toxicity such as mild nausea, fever and abdominal cramps was documented, although the report stated that it was difficult to determine whether the toxicity was directly attributable to the defibrotide, the chemotherapy that preceded the stem cell transplants or other drugs used during the stem cell transplants. The study report did not indicate the number of patients who experienced this toxicity.

The July 2007 edition of Bone Marrow Transplant published the results of a study on defibrotide in patients who received stem cell transplants.  While a majority of these patients received reduced intensity cancer treatments, they still had other risk factors for VOD.  None of the 58 patients who received defibrotide as a preventative agent developed VOD.  No serious adverse events were reported.

The results of a study on defibrotide in patients who received stem cell transplants and had elevated risks for VOD were reported in the November 16, 2007 edition of Blood. One of 41 evaluable patients who received defibrotide as a preventative agent developed VOD.  No serious adverse events were reported.

On December 7, 2009, we announced final clinical trial results from our Phase II/III pediatric prevention study to prevent VOD at the American Society of Hematology conference. Defibrotide demonstrated a 40% reduction in the incidence of VOD within 30 days after stem cell transplantation. The analysis included 356 patients; 180 patients in the prophylaxis arm and 176 patients in the control arm.  Although the study was not powered to assess mortality, a composite score was measured as a secondary endpoint, incorporating VOD-associated morbidity (including respiratory failure, renal failure, encephalopathy) and mortality; this score significantly favored defibrotide prophylaxis (p=0.0340). The study confirmed that the mortality in patients with VOD, independent of severity, is four times higher than in patients without VOD. Additionally, the incidence and severity of acute graft versus host disease (GvHD) by day 100 in the allogeneic SCT recipients (246 patients) was significantly reduced from 63% for the control arm to 45% for the prophylaxis arm (p=0.0044 for incidence of GvHD and p=0.0032 for severity). Defibrotide was well tolerated and no difference in adverse events was observed between the two study arms.

Defibrotide Pre-Approval

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

In 2007, we changed our relationship with Sirton, from customer to a contract manufacturer, and sold the finished forms of Prociclide and Noravid to Crinos directly.  On December 31, 2008, the distribution agreement with Crinos expired and, consistent with our overall strategy, we chose not to renew this agreement and discontinued the manufacture of defibrotide to be finished into Prociclide and Noravid.  We have not pursued any sales of Prociclide and Noravid in the Italian market in 2009.  On August 19, 2009, the Italian Health Agency accepted the Company’s request to withdraw the marketing authorization for Prociclide and Noravid; however, these products will be sold in Italy through May 2010.  The Company had made the request to withdraw the marketing authorization of these forms of defibrotide as part of the Company’s overall strategy regarding the development of defibrotide to treat and prevent VOD.

On March 6, 2009, we entered into a supply and distribution agreement with IDIS Limited, whereby IDIS was contracted to be the exclusive supplier of defibrotide on a named-patient supply basis in all countries other than countries in Europe and the Americas.  This agreement was amended on April 15, 2009 to include all countries other than Italy and countries in the Americas, and further amended on May 22, 2009 to include all countries other than Italy and the United States of America.  Gentium supplies the finished and labeled product to IDIS who in turn provides the product directly to hospitals in all countries except Italy and the United States.

We have also instituted an expanded access program, which gives patients diagnosed with VOD in the United States access to defibrotide under a treatment IND.  Under an expanded access program, the FDA allows early access to investigational drugs that are being developed to treat serious or life-threatening diseases for which there is no satisfactory alternative therapy.  We decided to undertake this expanded access program due to the large numbers of requests for compassionate use of defibrotide, and the corresponding burden that sites and investigators have been undergoing to obtain institutional review board and FDA approval for such compassionate use requests.  On September 29, 2009, we entered into an agreement with US Oncology Clinical Development, whereby US Oncology was contracted as a clinical research organization to administer and recover costs on behalf of us in connection with this program.  We expect to collect additional usage tolerability and safety data from patients of this program to support our planned New Drug Application for the treatment of Severe VOD and/or the prevention of VOD.

Our revenues from sales of defibrotide, including Prociclide and Noravid, were €2.76 million, €1.73 million, and €4.90 for 2007, 2008 and 2009, respectively.

Other Products

Sulglicotide

Sulglicotide is developed from swine duodenum and appears to have ulcer healing and gastrointestinal protective properties. We sell sulglicotide primarily to Samil, a South Korean company, for use in manufacturing a product of Samil’s in South Korea, and to Crinos S.p.A. to be sold in the Italian market.

Urokinase

Urokinase is made from human urine and has the potential to dissolve fibrin clots and, as such, is used to treat various vascular disorders such as deep vein thrombosis and pulmonary embolisms. We sell urokinase to a number of companies, including Crinos and UCB.

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

•
our successful completion of a series of adequate and well-controlled human clinical trials to establish the safety, purity, potency and effectiveness of any product candidate for its intended use under the FDA’s good clinical practices regulations;

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

Clinical Trials

In addition to FDA review of an Investigational New Drug Application, each clinical institution that desires to participate in a proposed clinical trial must have the clinical protocol reviewed and approved by an Institutional Review Board. The Institutional Review Boards consider, among other things, ethical factors, informed consent and the selection and safety of human subjects. Clinical trials must also be conducted in accordance with the FDA’s good clinical practices requirements.  The FDA, and/or the Institutional Review Board at each institution at which a clinical trial is being performed, may order the temporary or permanent discontinuation of a clinical trial at any time if it believes that the clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients.

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

Post-Approval Regulations

If a product candidate receives regulatory approval, the approval is limited to specific clinical uses. Subsequent discovery of previously unknown problems with a product may result in restrictions on its use or even complete withdrawal of the product from the market. Any FDA-approved products manufactured or distributed by us are subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse events or experiences. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and state agencies, and are subject to periodic inspections by the FDA and state agencies for compliance with current good manufacturing practices, or GMPs, which impose rigorous procedural and documentation requirements upon us and our contract manufacturers. Failure to comply with these requirements may result in, among other things, total or partial suspension of production activities, failure of the FDA to grant approval for marketing, and withdrawal, suspension, or revocation of marketing approvals.

If the FDA approves one or more of our product candidates, we and our contract manufacturers must provide certain safety and effectiveness information while the drug is marketed. Product changes, as well as changes in the manufacturing process or facilities where the manufacturing occurs or other post-approval changes, may necessitate additional FDA review and approval. The labeling, advertising, promotion, marketing and distribution of a drug or biologic product also must be in compliance with FDA requirements which include, among others, standards and regulations for direct-to-consumer advertising, communication of information relating to off-label uses, industry sponsored scientific and educational activities and promotional activities involving the Internet. The FDA has very broad enforcement authority, and failure to abide by these regulations can result in penalties, including the issuance of a warning letter directing a company to correct deviations from regulatory standards and enforcement actions that can include seizures, fines, injunctions and criminal prosecution.

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

The FDA has designated defibrotide as an orphan drug for the treatment of severe VOD and the prevention of VOD and has provided funding for clinical studies for defibrotide to treat VOD. The FDA has approved the Company’s application for “fast track” designation for defibrotide to treat severe VOD occurring after stem cell transplantation by means of injection. If our other product candidates meet the criteria, we may also apply for orphan drug status and fast track status for such products.

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

HIPAA

Other federal legislation may affect our ability to obtain certain health information in conjunction with our research activities. The Health Insurance Portability and Accountability Act of 1996, or HIPAA, mandates, among other things, the adoption of standards designed to safeguard the privacy and security of individually identifiable health information. In relevant part, the U.S. Department of Health and Human Services, or HHS, has released two rules to date mandating the use of new standards with respect to such health information. The Privacy Rule imposes new standards relating to the privacy of individually identifiable health information. These standards restrict the manner and circumstances under which covered entities may use and disclose protected health information so as to protect the privacy of that information. The second rule released by HHS establishes minimum standards for the security of electronic health information. In addition, the American Recovery and Reinvestment Act of 2009, or ARRA, imposed additional requirements for covered entities to protect individually identifiable health information.  While we do not believe we are directly regulated as a covered entity under HIPAA, the HIPAA standards and requirements under ARRA impose requirements on covered entities conducting research activities regarding the use and disclosure of individually identifiable health information collected in the course of conducting the research. As a result, unless they meet these HIPAA and ARRA requirements, covered entities conducting clinical trials for us may not be able to share with us any results from clinical trials that include such health information.

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

Raw Materials

We extract many of our products and product candidates from the DNA of pig intestines through well-established processes used by others to manufacture many other drugs. In particular, we extract defibrotide from swine intestinal mucosa and sulglicotide from swine duodenum. In 2004, we entered into supply agreements with La.bu.nat. S.r.l. for La.bu.nat. to supply us with the swine intestinal mucosa and swine duodenum we need to produce defibrotide and sulglicotide.

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

We face competition in both the development and marketing of our product candidates. During development alternative treatments for similar or completely different disorders may limit our ability to get participants or co-sponsors for clinical trials with our product candidates. Any product candidates that we successfully develop that are approved for sale by the FDA or similar regulatory authorities in other countries may compete with products currently being used or that may become available in the future. Many organizations, including large pharmaceutical and biopharmaceutical companies, such as Genzyme Corp., Millennium Pharmaceuticals, Inc., Otsuka Pharmaceutical Co., Ltd., Eisai Co., Ltd., and Celgene Corp, as well as academic and research organizations and government agencies, may be interested in pursuing the research and development of drug therapies that target the blood vessel wall. Many of these organizations have substantially greater capital resources than we have, and greater capabilities and resources for basic research, conducting preclinical studies and clinical trials, regulatory affairs, manufacturing, marketing and sales. As a result, our competitors may develop or license products or other novel technologies that are more effective, safer or less costly than our existing products or products that are being developed by us, or may obtain regulatory approval for products before we do. Clinical development by others may render our products or product candidates noncompetitive.

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

ORGANIZATIONAL STRUCTURE

We were part of a group of pharmaceutical businesses founded in Italy in 1944 that has been involved in the research and development of drugs derived from DNA and DNA molecules since the 1970’s. In 1993, FinSirton formed our company as Pharma Research S.r.L., an Italian private limited company, to pursue research and development activities of prospective pharmaceutical specialty products.  FinSirton is our largest shareholder, and is controlled by Dr. Laura Ferro, our former Chief Executive Officer and President and a current member of our board of directors, together with her family. In December 2000, we changed from a private limited company to a corporation and in July 2001 we changed our name to Gentium S.p.A.   Under our current bylaws, the duration of our company will expire on December 31, 2050.  We have no subsidiaries.

PROPERTY, PLANT AND EQUIPMENT

Manufacturing and Facilities

We own a manufacturing facility near Como, Italy which, at December 31, 2009, is subject to a mortgage securing repayment of an aggregate of €2.0 million of debt owed to Banca Nazionale del Lavoro.  The manufacturing facility is 2,350 square meters in size.  In order to obtain FDA approval for the sale of any of our product candidates, the FDA must determine that this facility meets their current good manufacturing practices, or GMPs, including requirements for equipment verification and validation of our manufacturing and cleaning processes. The FDA has not yet inspected our facility, but since 2004 we have spent more than €10 million for upgrades to our facility in anticipation of such an inspection.

We produce defibrotide and sulglicotide at this facility and have capability to produce sodium and calcium heparin. In 2006, we replaced a principal reactor in the defibrotide production line and separated the defibrotide production line from the sulglicotide line by installing an additional reactor.  These improvements allow us to produce both defibrotide or calcium and sodium heparin and sulglicotide simultaneously and to double our potential capacity to manufacture defibrotide and sulglicotide.

We typically operate our manufacturing facility on two eight hour shifts per day. Our estimated current production, our production capacity, and percentage of utilization for defibrotide for the fiscal year 2010 are set forth below:

Product	Estimated Current Production Levels (kilograms/year)	Maximum Production Capacity With Two Eight Hour Shifts (kilograms/year)	Percentage of Utilization
Defibrotide	180	4,400	4%

Until December 31, 2008, we manufactured defibrotide to be filled and finished and sold under the trademarks Prociclide and Noravid to treat and prevent vascular disease with risk of thrombosis in Italy. We have discontinued the manufacture of defibrotide for this use; however, we will continue to manufacture defibrotide to meet future demands and for clinical trials and compassionate use purposes.

Our estimated current production, production capacity, and percentage of utilization for sulglicotide for the fiscal year 2010 are set forth below:

Product	Estimated Current Production Level (kilograms/year)	Maximum Production Capacity With Two Eight Hour Shifts (kilograms/year)	Percentage of Utilization
Sulglicotide	7,015	7,015	100%

Our estimated current production, production capacity, and percentage of utilization for urokinase for the fiscal year 2010 are set forth below:

Product	Estimated Current Production Level (millions of units/year)	Maximum Production Capacity With One Eight Hour Shift (millions of units/year)	Percentage of Utilization
Urokinase	37,800	37,800	100%

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

OPERATING RESULTS
Overview

We are a biopharmaceutical company focused on the development and manufacture of our primary product candidate, defibrotide, an investigational drug based on single-stranded DNA extracted from pig intestines.  Our development of defibrotide has been focused on the treatment and prevention of a disease VOD, a condition in which some of the veins in the liver are blocked as a result of cancer treatments, such as chemotherapy or radiation treatments, that are given prior to stem cell transplantation.  Severe VOD is the most extreme form of VOD and is associated with multiple-organ failure and high rates of morbidity and mortality.  We have completed two clinical trials, a Phase III trial of defibrotide for the treatment of severe VOD in the U.S., Canada and Israel and a Phase II/III pediatric trial in Europe for the prevention of VOD.  Defibrotide has been given orphan status by the FDA and EMEA, which means that we will have limited market exclusivity upon regulatory approval.  Defibrotide has also been granted fast-track product designation by the FDA for the treatment of VOD.  While we have not yet obtained regulatory approval to market defibrotide, we are authorized to distribute defibrotide on a pre-approved basis under a treatment IND protocol in the U.S. and through a named-patient program throughout the rest of the world.  We do not know of any FDA or EMEA approved treatments for VOD.

We are currently completing certain preclinical and clinical studies requested by regulatory authorities.  As part of our overall strategy, we anticipate filing for regulatory approval for defibrotide in the U.S. and Europe by the end of our second quarter in 2011.  We are also working closely on our U.S. regulatory strategy with our commercial partner, Sigma-Tau Finanziaria S.p.A. and its affiliate Sigma-Tau Pharmaceuticals, Inc., to which we have licensed our commercial rights to defibrotide for both the treatment and prevention of VOD in the Americas.

We have a manufacturing plant in Italy where we produce active pharmaceutical ingredients, which are subsequently used to make the finished forms of various drugs. We believe that we are the sole worldwide producer of defibrotide.  In addition to defibrotide, we manufacture urokinase and sulglicotide, both of which are sold to third parties.  All of the Company’s operating assets are located in Italy.

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

In 2007, we changed our relationship with Sirton, from customer to a contract manufacturer, and sold the finished forms of Prociclide and Noravid to Crinos directly.  On December 31, 2008, the distribution agreement with Crinos expired and, consistent with our overall strategy, we chose not to renew this agreement and discontinued the manufacture of defibrotide to be finished into Prociclide and Noravid.  In August, 2009, the Italian Health Agency accepted the Company’s request to withdraw the marketing authorization for Prociclide and Noravid but granted an extension of the marketing authorization through May 2010 in order to sell the products that were previously distributed.

In 2009 we launched a named-patient program, administered by IDIS Limited, and a cost recovery program, administered by US Oncology Clinical Development.  Both of these programs are designed to provide defibrotide to patients on a pre-approval compassionate use basis.  For the year ended December 31, 2009, sales of defibrotide through these programs amounted to approximately 51% of our total product sales.

In January 2010, we amended and expanded our existing license agreement with Sigma-Tau Pharmaceuticals, Inc. to include the prevention indication of defibrotide for the Americas.  Following this amendment, we decided to close our New York office and consolidate our corporate activities within our headquarters in Italy.

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

	For The Years Ended December 31,
(in thousands)	2007	2008	2009
Product sales:
Prociclide and Noravid	€2,756	€1,728	€-
Urokinase	1,461	844	1,974
Sulglicotide	764	2,672	2,789
Other	113	199	35
Named-patient/cost recovery program sales	-	-	4,904
Total product sales	5,094	5,443	9,702
Other revenues	2,515	1,995	466
Total revenue	€7,609	€7,438	€10,168

Of our product sales in the periods shown in the table above, all were sales in Italy except for 13.5% during the year ended December 31, 2007 and 49.1% during the year ended December 31, 2008, which were primarily sales of sulglicotide in South Korea, and 85.9% for the year ended December 31, 2009, which were sales of sulglicotide in South Korea, sales of urokinase in Spain and sales of defibrotide through the named-patient and cost recovery programs. Substantially all of our other revenues is the result of a cost sharing arrangement with Sigma-Tau Pharmaceuticals, Inc., entered into in 2007, under which Sigma-Tau Pharmaceuticals, Inc. agreed to reimburse us for 50% of certain costs incurred in our Phase III clinical trial of defibrotide to treat severe VOD and milestone payments under our 2001 License and Supply Agreement entered into with Sigma-Tau Pharmaceuticals, Inc.

We expect to continue to incur net losses as we continue the development of defibrotide, apply for regulatory approvals and expand our operations.  However, absent the need to fund any additional clinical trials, we believe that our cash and cash equivalents, including the upfront payment received from Sigma-Tau Pharmaceuticals, Inc. in connection with the expansion of the license for defibrotide in the Americas, together with revenues generated from our named-patient and cost recovery programs, will be sufficient to meet our obligations for at least the next twelve months.  However, if we elect to increase our spending above current plans or perform additional clinical trials, we may need to obtain additional capital through equity or debt financings, loans and collaborative agreements with corporate partners, which may not be available to us on favorable terms, if at all.

As of December 31, 2009, substantially all of our cash and cash equivalents were held in accounts at financial institutions located in the Republic of Italy and the United States, that we believe are of acceptable credit quality.  We invest our cash in liquid instruments that meet high credit quality standards and generally mature within three months of purchase.  We are exposed to exchange rate risk with respect to certain of our cash balances and accounts receivables that are denominated in U.S. dollars.  As of December 31, 2009, we held a cash balance of $0.50 million, receivables of $0.96 million and payables of $1.99 million that were denominated in U.S. dollars.  This dollar-based balances are available to be used for future purchases and other liquidity requirements that may be denominated in such currency.  We are exposed to unfavorable and potentially volatile fluctuations of the U.S. dollar against the Euro (our functional currency).

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

Revenue Recognition

Our primary source of revenue was from the sale of products, named-patient and cost recovery programs and from collaborative arrangements. We recognize revenue from product sales when ownership of the product is transferred to and accepted by the customer, the sales price is fixed or determinable, and collectability is reasonably assured. Provisions for returns and other adjustments related to sales are provided in the same period the related sales are recorded on the basis of historical rates of return. Historically, our returns have been insignificant. Revenues are recorded net of applicable allowance for contractual adjustments entered into with customers.

Collaborative arrangements generally contemplate that our technology or intellectual property will be utilized to commercialize or produce certain pharmaceutical products and that we will receive certain revenues pursuant to these agreements. Collaborative arrangements with multiple deliverables are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration received from these arrangements is allocated among the separate units based on their respective fair value, and the applicable revenue recognition criteria are applied to each separate unit. Revenue associated with substantive at-risk milestones is recognized based upon the achievement of the milestones as defined in the respective agreements. We defer and recognize as revenue non-refundable payments received in advance that are related to the future performance over the life of the related research project. We recognize reimbursements to fund research and development efforts as the qualified expenditures are made. Finally, royalty revenues are recognized when earned when the applicable sales are made.

Inventories

Inventories consist of raw materials, semi-finished and finished active pharmaceutical ingredients and defibrotide distributed through the named-patient and treatment IND programs. We state inventories at the lower of cost or market, determining cost on an average cost basis. We periodically review inventories and reduce items that we consider outdated or obsolete to their estimated net realizable value. We estimate reserves for excess and obsolete inventories based on inventory levels on hand, future purchase commitments, and current and forecast product demand. Our reserve level and as a result our overall profitability, is therefore subject to our ability to reasonably forecast future sales levels versus quantities on hand and existing purchase commitments. Forecasting of demand and resource planning are subject to extensive assumptions that we must make regarding, among other variables, expected market changes, overall demand, pricing incentives and raw material availability. Significant changes in these estimates could indicate that inventory levels are excessive, which would require us to reduce inventories to their estimated net realizable value.

In the highly regulated industry in which we operate, raw materials, work in progress and finished goods inventories have expiration dates that must be factored into our judgments about the recoverability of inventory cost. Additionally, if our estimate of a product’s demand and pricing is such that we may not fully recover the cost of inventory, we must consider that in our judgment as well. We also review our inventory for quality assurance and quality control issues identified in the manufacturing process and determine if a write-down is necessary. In the context of reflecting inventory at the lower of cost or market, we will record an inventory reserve as soon as a need for such a reduction in net realizable value is determined.

Prior to commencement of selling defibrotide through the named-patient and cost recovery programs, we had expensed all costs associated with the production of defibrotide as research and development expense. Subsequent to signing the agreements associated with the named-patient and cost recovery programs, we capitalized the subsequent costs of manufacturing defibrotide as inventory, including costs to convert existing raw materials to active pharmaceutical ingredient and costs to package and label previously manufactured inventory whose costs had already been expensed as research and development expense. Until we sell the inventory for which a portion of the costs were previously expensed, the carrying value of our inventories and our cost of sales will reflect only incremental costs incurred subsequent to the signing of these agreements.

We expense costs relating to the production of clinical products as research and development expense in the period incurred, which are not expected to be sold through the named-patient and cost recovery programs and will continue to do so until we receive an approval letter from the United States Food and Drug Administration, or FDA, or European Medicines Agency, or EMEA, for a new product or product configuration.  Upon receipt of an approval letter from FDA or EMEA for a new product or product configuration, we will begin to capitalize the subsequent inventory costs relating to that product configuration.

Impairment of Long-lived Assets

Our long-lived assets consist primarily of property and equipment. We evaluate our ability to recover the carrying value of long-lived assets used in our business, considering changes in the business environment or other facts and circumstances that suggest their value may be impaired.

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

Research and Development Expenses

We have several activities, and their related costs, that are included in research and development expenses. These activities include primarily salaries and benefits of our direct employees, employee stock based compensation expense, facility costs, overhead costs, clinical trial costs and related trial product manufacturing costs, contracted services and subcontractor costs. Clinical trial costs include costs associated with contract research organizations. The billings that we receive from contract research organizations for services rendered may not be received for several months following the service. We accrue the estimated costs of the contract research organizations related services based on our estimate of management fees, site management and monitoring costs and data management costs. Our research and development department is in continuous communication with our contract research organizations to assess both their progress on the underlying study and the reasonableness of their cost estimates. Differences between estimated trial costs and actual have not been material to date, and any changes have been made when they become known. Under this policy, research and development expense can vary due to accrual adjustments related to the underlying clinical trials and the expenses incurred by the contract research organizations.  At December 31, 2009, we had €0.32 million of future payables under outstanding contracts with various contract research organizations that are not revocable.  Most of these contracts are on a cost plus or actual cost basis.

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

Recent Accounting Pronouncements

Please see Note 2 of our financial statements, “Summary of Significant Accounting Policies to our Financial Statements,” for a discussion of new accounting standards.

Results of Operations

The following tables set forth our results of operations:

	For The Years Ended December 31,
	2007	2008	2009
Amounts in thousands except share and per share data
Revenues:
Product sales to related party	€2,704	€651	€195
Product sales to third parties	2,390	4,792	9,507
Total product sales	5,094	5,443	9,702
Other revenues	15	25	129
Other revenues from related party	2,500	1,970	337
Total Revenues	7,609	7,438	10,168

Operating costs and expenses:
Cost of goods sold	4,584	5,596	4,002
Research and development	14,497	9,569	3,512
General and administrative	6,279	7,668	6,036
Depreciation and amortization	725	998	916
Charges from related parties	748	537	279
Write-down of assets	13,740	3,403	-
Total operating costs and expenses:	40,573	27,771	14,745

Operating loss	(32,964)	(20,333)	(4,577)

Foreign currency exchange gain/(loss), net	(4,001)	173	162
Interest income/(expense), net	1,357	256	(110)

Loss before income tax expense	(35,608)	(19,904)	(4,525)

Net loss	€(35,608)	€(19,904)	€(4,525)
Net loss per share:
Basic and diluted net loss per share	(2.52)	(1.33)	(0.30)
Weighted average shares used to compute basic and diluted net loss per share	14,105,128	14,956,263	14,956,317

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Product sales.

Our product sales were €9.70 million for 2009 compared to €5.44 million for 2008, an increase of €4.26 million or 78.3%. The increase was primarily due to the launch in April 2009 of the named-patient program and the launch in September 2009 of the cost recovery program in the U.S.  Named-patient program and cost recover program sales, for the year ended December 31, 2009 amounted to €4.90 million.

Sales to a related party, Sirton, for the year ended December 31, 2009 and 2008 represented 2% and 12% of the total product sales, respectively. The decrease in sales to a related party is primarily due to the fact that in the second quarter of 2009 we terminated our supply agreement with Sirton and entered into direct sales agreements with Sirton’s customers in order to mitigate the risk associated with Sirton’s poor financial condition.  Additionally, after March 2008, we did not recognize product sales to a related party, unless paid in advance, amounting to €1.08 million, because one of the criteria stated by SAB 104 (“collectability is reasonably assured”) was not met.

Sales to third parties increased to €9.51 million for 2009 compared to €4.79 million for 2008, an increase of €4.72 million or 98.5%. The increase was primarily due to the launch in 2009 of the named-patient and cost recovery programs, which amounted to €4.90 million in sales.  Excluding such sales, sales to third parties related to the API business would have been €4.61 million and €4.79 million in 2009 and 2008, respectively, with a decrease of €0.18 million or 3.8%, primarily due to slight decrease on unit sold of sulglicotide, offset by price increase and higher volume of urokinase sold in 2009 compared to prior year.

Other revenues

Our other revenues were €0.47 million for 2009 compared to €1.99 million for 2008. The decrease versus the prior-year is primarily attributable to a decrease in activities that were reimbursed from Sigma-Tau under our cost sharing agreement, offset by a milestone payment from Sigma-Tau of €0.23 million ($0.35 million) for completion of the phase III clinical trial.

Cost of goods sold.

Our cost of goods sold was €4.00 million for 2009 compared to €5.60 million for 2008. Cost of goods sold as a percentage of product sales, was 41% in 2009 compared  to 103% in 2008. The percentage decrease is primarily due to higher margin on defibrotide sold through the named-patient program and price increases in the API business. The Company fully expensed the cost of inventory in the prior year.  Additionally, the higher percentage of cost of goods sold in 2008 was primarily due to the fact that product sales to a related party, Sirton, were not recognized in the amount of €1.08 million due to Sirton's poor financial condition and concerns over the ability to collect such receivables.

Research and development expenses.

We incurred research and development expenses of €3.51 million in 2009 compared to €9.57 million for 2008.  Research and development expenses in 2009 and 2008 are net of €0.85 and €0.79 million, respectively, of government grants in the form of a tax credit.  The reduction from the prior year is a result of a decrease in the activities related to the treatment and prevention studies.

General and administrative expenses.

Our general and administrative expenses were €6.04 million in 2009 compared to €7.67 million in 2008. In 2008, we established a reserve for doubtful accounts in the ammount of €1.78 million, of which €0.68 was releasedin 2009.  Additionally, the Company had lower payroll costs due to the temporary layoffs under a special public fund used in Italy under the “Cassa Integrazione Guadagni” program.

Depreciation and amortization expense.

Depreciation and amortization expense was €0.92 million in 2009 compared to €1.00 million in 2008.  Depreciation expense excludes depreciation of our manufacturing facilities included in our cost of goods sold.

Foreign currency exchange gain (loss), net

Our foreign currency exchange gain (loss) is primarily due to remeasurement at December 31, 2009 of U.S. dollar cash balances.  The positive result between 2008 and 2009 is due to a more favorable exchange rate in 2009 and a lower cash balance.

Interest income/(expense), net.

Interest income /(expense), net amounted to €(0.11) million and €0.26 million in 2009 and 2008, respectively. The decrease in interest income /(expense), net is a result of a lower amounts of invested funds in 2009 compared to the prior period as well as a decrease in interest rates.

Net loss.

Our net loss was €4.53 million in 2009 compared to €19.90 million in 2008.  The difference was primarily due to net sales generated with the launch of the named-patient program, decrease in general and administrative expense, research and development expense, and higher margin on products sold through the named-patient program.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Product sale.

Our product sales were €5.44 million for 2008 compared to €5.09 million for 2007, an increase of €0.35 million or 7%. The increase was primarily due to an increase in demand for our products from our customers.  Sales to a related party, Sirton, for the year ended December 31, 2007 and 2008 represented 53% and 12% of the total product sales, respectively. The decrease in sales to a related party is primarily due to the fact that we did not recognize product sales to a related party for sale transactions consummated after March 2008, amounting to €1.08 million, because one of the criteria stated by SAB 104 (“collectability is reasonably assured”) was not met.  In addition, in contemplation of the expiration of our distribution agreement with Crinos, we stopped selling Prociclide and Noravid as a finished product to Crinos during the three month period ended December 31, 2008.  Sales to third parties increased to €4.79 million for the year ended December 31, 2008 due to higher sales volume of sulglicotide.  Sulglicotide is used by a South Korean manufacturer to produce a finished product.

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

Cost of goods sold.

Our cost of goods sold was €5.60 million for 2008 compared to €4.58 million in 2007.  Cost of goods sold as a percentage of product sales was 103% in 2008 compared to 90% in 2007. The decrease in gross margin was primarily due to the non-recognition of product sales to a related party, Sirton, for sale transactions consummated after March 2008. The Company did not recognize product sales due to Sirton’s poor financial condition, which caused concerns over the collectability of such receivables.

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

Write-down of assets

We recorded an impairment of €3.40 million in 2008 compared to €13.74 million in 2007. Write-down of assets include the write-down of acquired trademarks for Prociclide and Noravid (both forms of defibrotide), the Italian marketing authorizations for Prociclide and Noravid, inventory, and the Company’s patents.  The trademarks and marketing authorizations for Prociclide and Noravid have been written-down due to the expiration and non-renewal by the Company of the distribution agreement with Crinos S.p.A., which distributed Prociclide and Noravid in Italy to treat and prevent vascular disease with risk of thrombosis.  Because the Company has decided to discontinue the distribution of Prociclide and Noravid, doubt has been raised concerning the recoverability of future cash flows expected to be derived from these assets.  Therefore, the Company has impaired €1.70 million of the remaining net book value of the trademarks and Italian marketing authorizations for Prociclide and Noravid.  In addition, the Company wrote down €1.23 million of the remaining book value of semi-finished and finished Prociclide and Noravid in our inventory, including such products expected to be returned by Crinos, as these products are no longer saleable.  At December 31, 2008, we wrote down the remaining carrying value of the Company’s patents amounting to €0.48 million, because there was no expected future cash flows to support the amounts to be derived over the remaining useful life of the patents.

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

Net loss.

Our net loss was €19.90 million in 2008 compared to €35.61 million in 2007.  The difference was primarily due to the write-down of assets acquired from Crinos amounting to €13.74 million, foreign exchange gain and lower research and development expenses, offset by an increase in general and administrative expenses due to the allowance for doubtful accounts of €1.78 million.

LIQUIDITY AND CAPITAL RESOURCES

During 2007, we used approximately €14.2 million of cash to fund operations and working capital requirements, €0.81 to reimburse current portions of long term debts and capital lease obligations, and approximately €7.1 million for capital expenditures and acquisition of intangible assets, including €8 million paid to Crinos.  We funded these amounts from the following sources:

•           €7.6 million in gross revenues;

•           $47.5 million in gross proceeds from a private placement of 2,354,000 ordinary shares;

•           $8.4 million in gross proceeds from the exercise of warrants and stock options;

•           €279 thousand in short term borrowing; and

•           €10.2 million from cash available at December 31, 2006.

During 2008, we used approximately €12.78 million of cash to fund operations and working capital requirements, €1.60 to reimburse current portion of long term debts, short term borrowings and capital lease obligations, and approximately €0.59 million for capital expenditures.  We funded these amounts from the following sources:

•           €7.44 million in gross revenues;

•           €147 proceeds from long term debt, and

•           €25.96 million from cash available at December 31, 2007.

During 2009, we used approximately €5.16 million of cash to fund operations and working capital requirements, €1.17 to reimburse current portion of long term debts and capital lease obligations, and approximately €4.25 million for capital expenditures, including €4 million paid to Crinos.  We funded these amounts from the following sources:

•           €9.70 million in gross revenues;

•           €0.26 million in sales of marketable securities; and

•           €11.49 million from cash available at December 31, 2008.

At December 31, 2009, we had an aggregate of €3.51 million in debt outstanding and had €1.39 million in cash and cash equivalents.  In connection with the closure of our New York office, we will be using approximately €1.51 ($1.71) million of cash, which will be funded by cash available and approximately €5.11 ($7.00) million from the upfront payment received in connection with the amendment and expansion of the license agreement with Sigma-Tau Pharmaceuticals, Inc.  Additional information about the maturity and repayment obligations for this debt and interest rate structure and our material commitments for capital expenditures is provided below under “Contractual Obligations and Commitments.”

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

Through December 31, 2009, the Company had accumulated losses of approximately €100 million.  However, absent the need to fund any additional clinical trials, management believes that the Company’s cash and cash equivalents, including the upfront payment received from Sigma-Tau Pharmaceuticals, Inc. in connection with the expansion of the license agreement for defibrotide in the Americas, together with revenues generated from the Company’s named-patient and cost recovery programs, will be sufficient to meet the Company’s obligations for at least the next twelve months.  If the Company elects to increase its spending above current plans or perform additional clinical trials, it may need to obtain additional capital through equity or debt financings, loans and collaborative agreements with corporate partners, which may not be available to the Company on favorable terms, if at all.

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

Research and Development Expenses

Our research and development expenses consist primarily of costs associated with research, preclinical development contract research organization charges, regulatory activities, laboratory supplies and materials, manufacturing costs, contracted services and clinical trials for our product candidates.  During the years ended December 31, 2007, 2008 and 2009, we had three major categories of research projects relating to defibrotide to treat VOD, defibrotide to prevent VOD and assorted other projects. The table below presents our research and development expenses by project for each of the years ended December 31, 2007, 2008 and 2009.

	For The Years Ended December 31,
(in thousands)	2007	2008	2009
Defibrotide to treat VOD	€11,035	€7,131	€641
Defibrotide to prevent VOD	869	1,055	2,102
Others	2,593	1,383	769
Total	€14,497	€9,569	€3,512

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

Intellectual Property Rights And Patents

As of December 31, 2009, we had nine issued U.S. patents, eight pending U.S. patent applications, 26 issued foreign patents, 46 pending foreign patent applications and one international patent application (not nationalized yet).  These include the following.  The United States Patent & Trademark Office issued a patent covering our manufacturing process of defibrotide in 1991, which expired on January 15, 2008. In April 2001, we filed a patent application with the United States Patent & Trademark Office and corresponding patent applications in certain foreign countries regarding the use of defibrotide in stem cell transplants, which expires in 2021.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations and Commitments

Our major contractual obligations and commitments relate to our real estate mortgages, other financing from banks and financial institutions, and various service agreements (including those related to our clinical trials).

The following table summarizes our long-term commitments as of December 31, 2009.

(in thousands)	Total	1 Year	2 Years	3 Years	4 Years	5 Years	More than 5 Years
Long-Term Debt Obligations:
Mortgage loans	€1,800	€400	€400	€400	€400	€200	€-
Finance loans	375	250	125	-	-	-	-
Equipment loans	706	415	291	-	-	-	-
Research loan	217	166	51	-	-	-	-
	€3,098	€1,231	€867	€400	€400	€200	€-

Operating leases	47	16	16	15	-	-	-
Capital lease obligation	91	70	21	-	-	-	-
Research and Development Programs	323	323	-	-	-

Total	€3,559	€1,640	€904	€415	€400	€200	€-

We received various loans from the Minister for University and Research granted through San Paolo-IMI Bank (now Intesa SanPaolo) in September 2000 and December 2008. The loans are for financing research and development of defibrotide to treat and prevent VOD and bears interest at 1.0% per annum. We will need to repay the first loan in installments every six months beginning six months after the completion of the related research and development, but no later than January 2012.  At December 31, 2009, the amount outstanding under this loan was €145 thousand. We will need to repay the second loan in seven installments due every six months, beginning January 2009. At December 31, 2009, the amount outstanding under this loan was €85 thousand.

On July 9, 2004, we obtained a loan in the approximate amount of €487 thousand from Cassa di Risparmio di Parma e Piacenza. The loan was obtained pursuant to Law No. 1329 of 28 November 1965 (Legge Sabatini), a law that facilitates the purchase and the lease of new production equipment. The loan is secured by a lien on our equipment and machinery.  On August 4, 2004, we obtained an additional loan in the amount of €388 thousand from Cassa di Risparmio di Parma e Piacenza under the same terms and conditions.  At December 31, 2009, these loans were fully reimbursed.

On April 20, 2006, we obtained a five year financing facility from Banca Intesa Mediocredito S.p.A. of up to €1 million to finance our purchase and installation of two reactors in our manufacturing facility.  The financing has a five-year term and bears interest at the three-month Euribor rate plus 1.7%.  It is secured by Banca Intesa debt securities in the aggregate amount of €263 thousand that we purchased and which expire on May 10, 2011.  We make installment payments on the facility of €131 thousand every six months until its final maturity in April 2011.  In December 2009, Banca Intesa Mediocredito S.p.A agreed to defer payment of principal due for 12 months, extending the original term of the loan to 2012. At December 31, 2009, the aggregate amount outstanding under this facility was €394 thousand.

On June 14, 2006, we obtained a loan in the amount of €2,800 thousand from Banca Nazionale Del Lavoro S.p.A.  The loan is secured by a mortgage on certain of our land and buildings.  It bears interest at the six-month Euribor rate plus 1.00%, the principal of which will be repaid in 14 installments, every six months, starting from December 27, 2007 until final maturity in 2014 and the interest on which will be paid every six months starting from June 27, 2006.  In December 2009, Banca Nazionale Del Lavoro S.p.A. agreed to defer payment of principal due for 12 months, extending the original term of the loan to 2015. At December 31, 2009, the principal amount outstanding under this loan was €2,000 thousand.

On June 30, 2006, we obtained a loan in the amount of €750 thousand from San Paolo IMI S.p.A (now Banca Intesasanpaolo S.p.A.). for the acquisition and installation of manufacturing equipment.  The loan bears interest at the three month Euribor rate plus 1.20%.  Beginning on June 15, 2008, the rate will be decreased to 1.02% over the Euribor rate.  The loan is payable in thirteen quarterly installments of approximately €58 beginning on June 15, 2008 through June 15, 2011. Interest is due quarterly beginning on September 15, 2006.  The agreement requires us to maintain a minimum level of net shareholders’ equity determined in accordance with Italian generally accepted accounting principles.  The Company was in compliance with this provision of the agreement at December 31, 2009. In December 2009, San Paolo IMI S.p.A agreed to defer payment of principal due for 12 months, extending the original term of the loan to 2012. At December 31, 2009, the amount outstanding under this loan was €437 thousand.

On December 20, 2006 we obtained three loans from Banca Intesa S.p.A (now Banca Intesasanpaolo S.p.A.).

The first of these loans is in the amount of €230 thousand for a term of 60 months, maturing on December 31, 2011.  Principal and interest are due in 20 quarterly installments beginning on March 31, 2007.  It bears interest at the three-month Euribor rate plus 1%.  In December 2009, Banca Intesa S.p.A agreed to defer payment of principal due for 12 months, extending the original term of the loan to 2012. At December 31, 2009, the amount outstanding under this loan was €110 thousand.

The second loan is in the amount of €500 thousand for a term of 60 months, maturing on December 31, 2011.  Principal and interest are due in 60 monthly installments beginning on January 31, 2006.  It bears interest at the three-month Euribor rate plus 1%.  In December 2009, Banca Intesa S.p.A agreed to defer payment of principal due for 12 months, extending the original term of the loan to 2012. At December 31, 2009, the amount outstanding under this loan was €222 thousand.

The third loan is in the amount of €225 thousand for a term of 57 months (after a technical pre-amortization period from December 20, 2006 to March 15, 2007) maturing on December 15, 2011.  It must be used within six months for investments in the innovation of products and/or production processes or to buy manufacturing equipment.  Principal and interest payments are due in quarterly installments starting on June 15, 2007.  It bears interest at the three-month Euribor rate plus 0.8%.  In December 2009, Banca Intesa S.p.A agreed to defer payment of principal due for 12 months, extending the original term of the loan to 2012. At December 31, 2009, the amount outstanding under this loan was €113 thousand.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Set forth below is the name, birth date, position and a brief account of the business experience of each of our executive officers, significant employees and directors as of March 31, 2010.

Name	Age	Position
Dr. Khalid Islam (1)	54	President and Chief Executive Officer
Gary Gemignani (2)	44	Executive Vice-President and Chief Financial Officer
Dr. Massimo Iacobelli	50	Senior Vice-President, Scientific Director
Salvatore Calabrese	40	Senior Vice-President, Finance
Gigliola Bertoglio (3)	75	Director
Marco Codella	50	Director
Dr. Glenn Cooper (4)	57	Director
Dr. Laura Ferro (1)	59	Director
Dr. Bobby W. Sandage, Jr. (5)	56	Director

(1)	Member of the scientific oversight committee.

(2)	Will be leaving as of March 31, 2010 in connection with our previously disclosed closure of our New York office.

(3)	Member of the audit committee (chairperson), nominating and corporate governance committee and compensation committee.

(4)	Member of the compensation committee (chairperson), nominating and corporate governance committee (chairperson) and audit committee.

(5)	Member of the scientific oversight committee (chairperson) and audit committee.

Dr. Khalid Islam has served as our Chairman of our Board of Directors since December 2009 and our Chief Executive Officer since November 2009.  Dr. Islam is the founder and current Chairman of Ki Consulting AG, a consulting firm specializing in the development of pharmaceutical drugs.  Dr. Islam is also the co-founder of Sirius Healthcare Partners, an advisory firm for mid-cap and small-cap life science companies.  From July 1999 until May 2008, Dr. Islam was the President and Chief Executive Officer for Arpida AG, a Swiss biopharmaceutical company that focuses on novel products for the treatment of microbial infections.  Prior to that, Dr. Islam worked as an Alliance Manager for Hoechts Marion Roussel, a global pharmaceutical company, where he assisted with drug discovery and development.  Dr. Islam has extensive experience working on behalf of pharmaceutical companies with both the United States Food and Drug Administration (FDA) and European Medicines Agency (EMEA) and has been involved with the development and marketing of several pharmaceutical products.  Dr. Islam has previously served as a member of the Board of Directors for Arpida AG, Rheoscience A/S, and Arpida Inc.  Dr. Islam received a B.S. in Biochemistry from Chelsea College, University of London, in 1977 and his Ph.D. from Imperial College, University of London, in 1983.

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

Salvatore Calabrese has served as our Senior Vice-President of Finance since February 2010 and our Vice-President of Finance since February 2005.  From December 2003 until February 2005, he was an Accounting and Finance Manager for Novuspharma, S.p.A., a development stage biopharmaceutical company focused on the discovery and development of cancer drugs and a subsidiary of Cell Therapeutics, Inc., a public reporting company, which then merged into Cell Therapeutics, Inc. He reported to the Chief Financial Officer of Cell Therapeutics, Inc. and was responsible for cost containment, budgeting, financial reporting and the implementation of Sarbanes-Oxley compliance. From September 1996 until November 2003, Mr. Calabrese was employed by PricewaterhouseCoopers as an accountant and was a Manager in Assurance Business Advisory Services at the time of departure. From October 2000 to June 2003, Mr. Calabrese worked in the Boston, MA office of PricewaterhouseCoopers. He earned a Bachelors’ Degree in Economics at the University of Messina and a Masters’ Degree in Accounting, Audit and Financial Control at the University of Pavia. He is also a chartered accountant in the Republic of Italy.

Gigliola Bertoglio has served as one of our directors from December 2004.  Following the termination of our board of directors in August 2009, Ms. Bertoglio was re-elected to our board of directors on October 15, 2009.  Ms. Bertoglio has been a partner of Audirevi S.r.l., an Italian registered public accounting firm, since January 2005 and was a self-employed consultant during 2004. From 1970 through 2003 she was employed by Reconta Ernst & Young (the Italian affiliate of Ernst & Young LLP) and its predecessors and was an audit partner beginning in 1977. From 1998 until leaving the firm, she was responsible for the firm’s Capital Market Group in Italy. From 1989 to 1998, she was responsible for directing the firm’s Professional Standards Group, a member of the Accounting and Auditing Standards Group of Ernst & Young International and a coordinating audit partner for clients with international operations. From 1977 to 1989, Ms. Bertoglio was a partner of the Italian firm of Arthur Young & Co. (the predecessor to Ernst & Young) where she was responsible for directing the firm’s Professional Standards Group, served in an advisory role to the Accounting and Auditing Standards Group of Arthur Young International and was a coordinating audit partner for clients with international operations. From 1970 to 1977, she was an Audit Manager (1970 to 1974) and an Audit Principal (1975 to 1977) with the Italian firm of Arthur Young & Co. in its Rome and Milan offices. Prior to 1970, Ms. Bertoglio was employed in the New York offices of Horwath & Horwath and LKH&H, both of which were public accounting firms. She earned a degree in Public Accounting from New York University and a Diploma in Accounting from Economics Institution in Biella, Italy. She is a Certified Public Accountant (active license to August 31, 2002, inactive after that) in the United States and included in the Register of Authorized Auditors of Consob, the Italian Stock Exchange’s regulatory agency for public companies.

Marco Codella has served as one of our directors from June 2005.  Following the termination of our board of directors in August 2009, Mr. Codella was re-elected to our board of directors on October 15, 2009.  Mr. Codella has been the Chief Financial Officer of Sigma-Tau Industrie Farmaceutiche Riunite S.p.A., an international family of pharmaceutical companies, since May 1999 and he has been Chief Financial Officer of Sigma-Tau Finanziaria S.p.A. since July 2008.  Mr. Codella was a professor of Economics and Management Accounting at University of Rome, La Sapienza from 2001 to 2007.  From 1997 to 1999, Mr. Codella was the Finance, IT and Logistics Director of Crown Cork & Seal Italy S.p.A., an Italian subsidiary of Crown Holdings, Inc., a manufacturer of packaging products to consumer marketing companies. From 1994 to 1997, Mr. Codella was the Finance and IT Director of Crown Cork & Seal Italy S.p.A. From 1990 to 1994, Mr. Codella held various finance positions at Digital Equipment Italia S.p.A., an Italian subsidiary of Digital Equipment Corporation, a computer company. From 1987 to 1990, Mr. Codella was the Finance Manager of an Italian subsidiary of Ampex Corporation, a provider of technology for acquisition, storage and processing of visual information. From 1984 to 1987, Mr. Codella was an auditor at Deloitte, Haskins & Sells, an accounting firm. Mr. Codella is a director of Sigma-Tau Finanziaria S.p.A. He is also a Director of Sigma-Tau  Industrie Farmaceutiche Riunite S.p.A., Biosint S.p.A., Tecnogen S.p.A., Sigma-Tau Healthscience LLC, Sigma-Tau India, Sigma-Tau BV, and Sigma-Tau Healthscience International BV,  each of which is a subsidiary of Sigma-Tau Finanziaria S.p.A. Mr. Codella is an Italian certified public accountant. Mr. Codella graduated summa cum laude from Rome University in 1984 with a degree in economics.

Dr. Glenn Cooper has served as one of our directors since October 2009.  Dr. Cooper served as Chairman and Chief Executive Officer of Nasdaq-listed Indevus Pharmaceutical, a specialty pharmaceutical company focused on urology and endocrinology, from 1993 until 2009 when Indevus Pharmaceutical was acquired by Endo Pharmaceuticals.  Prior to joining Indevus in 1993, Dr. Cooper held numerous executive level positions, including President and Chief Executive Officer of Progenitor, Inc., Executive Vice President and Chief Operating Officer of Sphinx Pharmaceuticals Corporation, and various clinical and regulatory positions with NYSE-listed Eli Lilly and Company.  Dr. Cooper has participated in the development and commercialization of numerous drugs, including Prozac®, Axid®, Lorabid®, Ceclor®, SANCTURA®, SANCTURA XR®, Supprelin-LA®, and Vantas®.  Dr. Cooper is currently a member of the Board of Directors of Repligen Corporation, listed on Nasdaq.  Dr. Cooper received an M.D. from Tufts University School of Medicine, performed his postdoctoral training in Internal Medicine and Infectious Diseases at the New England Deaconess Hospital and the Massachusetts General Hospital and received a B.A. from Harvard University.

Dr. Laura Ferro is our former President and Chief Executive Officer and has served as one of our directors from 1991.  Following the termination of our board of directors in August 2009, Dr. Ferro was re-elected to our board of directors on October 15, 2009.  Dr. Ferro is the former President and Chief Executive Officer of our largest shareholder, FinSirton.  From 1991 to 2010, Dr. Ferro also held various positions at Sirton Pharmaceuticals S.p.A., a subsidiary of FinSirton that specializes in manufacturing pharmaceutical products.  Prior to that, Dr. Ferro was a practicing physician for 15 years. Dr. Ferro is a member of the executive committee of Farmindustria, an Italian pharmaceutical industry group. She is also the President of the Gianfranco Ferro Foundation, a not-for-profit Italian organization with the mission of stimulating research, education and dissemination of information on the correct use of medications and adverse effects of medicines. Dr. Ferro received her M.D. and Ph.D. degrees from the University of Milan, and a MBA from Bocconi University in Milan in 1994.  Dr. Ferro is a licensed physician. She was certified in psychiatry at the University of Milan in 1981 and in Clinical Pharmacology at the University of Milan in 1994.

Dr. Bobby W. Sandage, Jr. has served as one of our directors since October 2009.  From 1991, and until Indevus Pharmaceuticals was acquired by Endo Pharmaceuticals in 2009, Dr. Sandage held various positions at Indevus Pharmaceuticals, including as Executive Vice President of Research and Development and Chief Scientific Officer.  Following the acquisition of Indevus Pharmaceuticals, Dr. Sandage served as the Executive Vice President for Endo Pharmaceuticals, a pharmaceutical company listed on Nasdaq that is engaged in the research, development, sale and marketing analgesic products and products to treat various urological and endocrinological conditions.  Prior to joining Indevus Pharmaceuticals, Dr. Sandage held senior drug development positions DuPont Merck Pharmaceutical Company, DuPont Critical Care (formerly American Critical Care) and Merrell Dow Pharmaceuticals.  Dr. Sandage is currently a member of the Board of Directors of Osteologix Inc., a public pharmaceutical company that focuses on the treatment and prevention of diseases of bone and joint tissue. He has also served as a member of the Board of Directors of Genta, Inc., also a public company.  Dr. Sandage has a B.S. in Pharmacy from the University of Arkansas and Ph.D. in Clinical Pharmacy from Purdue University.

All of our directors’ terms expire at the date of our ordinary shareholders’ meeting approving our 2009 Italian GAAP financial statements, which will be held on April 26, 2010 (first call) and, if necessary, April 30, 2010 (second call).  All of our current directors have been nominated for re-election.

COMPENSATION

Compensation of Directors and Executive Officers

For the year ended December 31, 2007, the aggregate cash compensation to our executive officers and directors as a group was approximately €1.29 million.  For the year ended December 31, 2008, the cash compensation to our executive officers and directors were  €0.90 million and €0.47 million, respectively. For the year ended December 31, 2009, the cash compensation to our executive officers and directors were €1.18 million and €0.30 million, respectively.  During the year ended December 31, 2007, we granted options to purchase an aggregate amount of 429,000 ordinary shares to executive officers and directors at exercise prices ranging from $16.52 to $18.95 that terminate on dates ranging from March 26, 2017 to November 9, 2017.  During the year ended December 31, 2008, we granted options to purchase an aggregate of 220,648 ordinary shares to executive officers and directors at exercise prices ranging from $5.20 to $13.98 that terminate on dates ranging from January 2, 2018 to May 9, 2018.  We did not grant any options during the year ended December 31, 2009.

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

The incentive plan authorizes 1,500,000 ordinary shares for issuance. The maximum number of shares that may be issued under the incentive plan subject to incentive share options is 1,500,000. At December 31, 2009, there were 1,355,000 shares underlying outstanding options, with a weighted average exercise price of $12.18.  Shares subject to share awards that have expired or otherwise terminated without having been exercised in full again become available for the grant of awards under the incentive plan.  In the event of a share split or other alteration in our capital structure, without the receipt of consideration, appropriate adjustments will be made to outstanding awards to prevent dilution or enlargement of participant’s rights. The plan is governed by Italian law.

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

The 2007 Stock Option Plan authorizes 1,000,000 ordinary shares for issuance.  At December 31, 2009, there were 242,030 shares underlying outstanding options, with a weighted average exercise price of $7.45. Shares subject to options that have expired or otherwise terminated without being exercised in full again become available for issuance under the plan.  In the event of a share split or other alteration in our capital structure, without the receipt of consideration, appropriate adjustments will be made to the outstanding awards to prevent dilution or enlargement of a participant’s rights.  The plan is governed by Italian law.

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

The term of share options granted under the 2007 Stock Option Plan generally may not exceed the earlier of ten years and March 26, 2022.  Our compensation committee determines the price of share options granted under the 2007 Stock Option Plan, subject to certain limitations.

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

Options granted under the 2007 Stock Option Plan vest at the rate determined by our compensation committee. Typically, options granted to employees under the 2007 Stock Option Plan vest over three years, at the rate of one-third of the shares covered by the option vesting on the first anniversary of the grant date and the remainder vesting monthly over the next two years.

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

The board of directors has proposed that the shareholders approve an amendment to the 2007 Stock Option Plan increasing the number of shares authorized under such plan to 2,200,000 at our Annual Ordinary Shareholders’ Meeting on April 26, 2010 (first call) and, if necessary, April 30, 2010 (second call).  In addition, as part of the overall director compensation package, the board of the directors has proposed that the shareholders approve a stock option grant with an economic value of $110,000 using the Black-Scholes model.  We expect these options to only be issued to our non-employee directors.

Other pension and retirement plans

We do not have any other pension or retirement plans, other than a 401(k) plan for our U.S. employees.

BOARD PRACTICES

Board Composition

Our board of directors currently consists of six members: Ms. Bertoglio, Dr. Cooper, Mr. Codella, Dr. Ferro, Dr. Islam and Dr. Sandage.  Ms. Bertoglio, Dr. Cooper and Dr. Sandage have never been employed by us or any of our subsidiaries and are independent directors.  FinSirton also agreed to vote its shares in favor of electing one person designated by Sigma-Tau Finanziaria S.p.A.  Mr. Codella is the designee of Sigma-Tau.  We do not have any agreements with any of our directors that provide for benefits upon termination of employment, although under Italian law, if directors are removed by the vote of shareholders at an ordinary shareholders’ meeting prior to the end of their term without cause, they may have a claim for damages against us.  These damages may include, but are not limited to, compensation that would otherwise have been paid to the director for the remainder of his or her term and damage to his or her reputation.

Our Compensation Committee recommends the compensation of our directors to our shareholders and our board of directors.  Under Italian law, our shareholders determine the compensation of our directors relating to basic board service, such as annual fees for serving on the board and fees for attending board meetings.  Our directors then determine “additional” compensation for our directors for serving on the various board committees and attending committee meetings.  Our compensation committee and board of directors have approved the following total director compensation for the term from our October 2009 ordinary shareholders’ meeting to our ordinary shareholders’ meeting approving our 2009 Italian GAAP financial statements, prorated on an annualized basis:

•	an annual cash retainer of $45 thousand for each non-employee director, subject to shareholder approval; and

•
$20 thousand to the chairperson of the audit committee; $10 thousand to the chairperson of the compensation committee; $15 thousand to the chairperson of the scientific oversight committee; $7.5 thousand to the chairperson of the nominating and corporate governance committee; and $5 thousand to all the other non-employee members of committees.

Board Committees and Code of Ethics

Our board of directors has established an audit committee, a compensation committee, a nominating and corporate governance committee, and a scientific oversight committee.

Audit Committee. Our audit committee consists of Ms. Bertoglio, Dr. Cooper and Dr. Sandage, each of whom is an independent director.  Ms. Bertoglio is an audit committee financial expert.  The audit committee is a standing committee of, and operates under a written charter adopted by, our board of directors. The audit committee:

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

Compensation Committee. Our compensation committee consists of Dr. Cooper and Ms. Bertoglio, each of whom is an independent director. Under Nasdaq rules, the compensation of a U.S. domestic company’s chief executive officer and all other officers must be determined, or recommended to the board of directors, either by a compensation committee comprised of independent directors or a majority of the independent directors of its board of directors. Disclosure of individual management compensation information is mandated by the Exchange Act proxy rules, but foreign private issuers are generally exempt from that requirement. Our compensation committee makes recommendations to our board of directors regarding salaries, benefits, and incentive compensation for our executive officers and directors.  Part of the compensation of our directors is fixed periodically by our shareholders at their annual ordinary shareholder meetings. We disclose the aggregate compensation of our executive officers and directors in our Exchange Act reports, but not individual compensation of those officers or directors.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Dr. Cooper and Ms. Bertoglio, each of whom is an independent director. Under Nasdaq rules, the directors of a U.S. domestic company must be either selected or recommended for the board of directors’ selection by either a nominating committee comprised solely of independent directors or by a majority of the independent directors. Under Italian law, directors may also be nominated by our shareholders. Our nominating and corporate governance committee performs the duties required by Nasdaq, including assisting the board of directors in fulfilling its responsibilities by:

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

Scientific Oversight Committee.  Our scientific oversight committee consists of Dr. Sandage, Dr. Islam and Dr. Ferro.  Our scientific oversight committee assists the board of directors in fulfilling its oversight responsibilities with respect to clinical and regulatory matters.  The scientific oversight committee’s primary purposes are to:

•           oversee management’s design and execution of clinical trials;

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

The following table sets forth the names of the three members of our board of statutory auditors and the two alternate statutory auditors and their respective positions, as of the date of this annual report. The current board of statutory auditors was elected on June 30, 2009 for a term that ends at the date of the ordinary shareholders’ meeting to approve our 2011 annual financial statements.

Name	Position
Giorgio Iacobone	Chairman
Carlo Ciardiello	Member
Augusto Belloni	Member
Domenico Ferrari	Alternate
Romano Chiapponi	Alternate

Mr. Iacobone and Mr. Belloni also serves as members of the board of statutory auditors of Sirton.

In 2007, they met six times and attended six board of director meetings and one shareholder meeting.  In 2008, they met eight times and attended thirteen board of director meetings and one shareholder meeting.  In 2009, they met thirteen times and attended ten board of director meetings and one shareholder meeting.  In 2009, we accrued €31 thousand as compensation for their service as our board of statutory auditors and €200 thousand as compensation for the assumed responsibility for the ordinary administration of the company, from August 2009 until our board of directors was reconstituted in October 2009.

Indemnification of Directors and Executive Officers and Limitation of Liability

We have entered into or will enter into indemnification agreements with each of our directors and executive officers which may, in some cases, be broader than the specific indemnification provisions contained in Italian law.

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

EMPLOYEES

The table below shows the number, activity and geographic location of our permanent employees as of December 31, 2007, 2008 and 2009.  As of the date of this report, all of our employees are in Italy, except for four individuals, including Gary Gemignani, our Executive Vice President and Chief Financial Officer, who are based in the United States.

	As of December 31,
	2007	2008	2009
Administration, accounting, finance, business development	18	18	18
R&D, clinical, regulatory	23	17	14
Production, quality assurance control	39	39	35
Total	80	74	67

Italian law imposes certain confidentiality obligations on our employees and provides that either any intellectual property created by them while in our employ belong to us or we have a right of option on it, although we must compensate them for such intellectual property creation. Our employees in Italy are subject to national collective bargaining agreements. National agreements are negotiated collectively between the national associations of companies within a given industry and the respective national unions. National agreements provide a basic framework on working conditions, including, among other things, pay, security and other provisions. Our employees, other than executive officers in Italy, were subject to a collective bargaining agreement that was renewed on December 18, 2009 and expires on December 31, 2012. Our executive officers in Italy are subject to a collective bargaining agreement that was renewed on November 25, 2009 and expires on December 31, 2013. We believe that we maintain satisfactory relations with our employees.

Under Italian law, employees are entitled to amounts based on salary and years of service upon leaving their employment, even if we terminate them for cause or they resign. We had a liability for these termination indemnities of €601 thousand at December 31, 2009. Under Italian law, we make social security and national healthcare contributions for our employees to the Italian government, which provides pension and healthcare insurance benefits.

In 2009 the Company initiated a fifty-two week temporary lay-off program called Cassa Integrazione. Under the program, Italian social securities partially funds the payroll of the temporarily laid-off employees. During the course of 2009, 40 employees were affected by the temporary layoff program.

SHARE OWNERSHIP

Dr. Laura Ferro and members of her family control FinSirton. As a result, Dr. Ferro may be deemed to beneficially own FinSirton’s shares of our company. Dr. Ferro disclaims such beneficial ownership.  Dr. Ferro also holds options that, within 60 days of March 31, 2010, are vested as to 446,220 shares.

Mr. Gary Gemignani, our Chief Financial Officer, and Dr. Massimo Iacobelli, our Scientific Director, hold options that, within 60 days of March 31, 2010, are vested as to 222,561 and 235,918, respectively.

To our knowledge, none of our other directors and officers listed herein owned one percent or more of our ordinary shares at March 31, 2010. See “Item 7, Major Shareholders and Related Party Transactions.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table shows information with respect to the beneficial ownership of our ordinary shares as of March 31, 2010 by:

•	each person, or group of affiliated persons, who we know owns beneficially 5% or more of our ordinary shares, and

•	all of our directors and executive officers as a group.

At March 31, 2010, we had 14,956,317 ordinary shares outstanding.  Except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. Ordinary shares underlying our convertible securities that are exercisable within 60 days from March 31, 2010 are deemed outstanding for computing the amount and percentage owned by the person or group holding such convertible securities, but are not deemed outstanding for computing the percentage owned by any other person or group.

	Number of Shares Beneficially Owned	Percent
Principal Shareholders
Laura Ferro (1)	4,144,894	27.2%
FinSirton S.p.A.(2)	3,750,000	25.1%
Paolo Cavazza (3)	2,624,378	17.46%
Claudio Cavazza (4)	2,474,943	16.55%
Sigma-Tau Finanziaria S.p.A. (5)	2,311,011	15.45%
Defiante Farmaceutica, S.A. (6)	1,011,001	6.76%
All directors and executive officers as a group (9 persons) (7)	4,754,674	31.8%

(1)
Dr. Laura Ferro, who is our former Chief Executive Officer and President and one of our current directors, may be deemed to share voting or dispositive control with FinSirton over the ordinary shares in Gentium that FinSirton beneficially owns. Dr. Ferro disclaims beneficial ownership of such shares.

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

(3)
Based upon the information obtained from a Schedule 13D filed with the SEC, as amended.  Address is Via Tesserte, 10, Lugano, Switzerland.  Consists of (i) 1,300,000 outstanding ADSs held by Sigma-Tau Finanziaria S.p.A., (ii) 1,011,001 outstanding ADSs held by Defiante Farmaceutica S.A.; and (iii) 300,994 outstanding ADSs held by Chaumiere Consultadoria e Servicos S.A.  Mr. Paolo Cavazza owns, directly and indirectly, 40% of the outstanding equity of Sigma-Tau Finanziaria S.p.A. and so may be deemed to beneficially own the shares beneficially owned by Sigma-Tau Finanziaria S.p.A.  In connection with a purchase by Sigma-Tau Finanziaria S.p.A. of 800,000 ordinary shares from FinSirton in April 2005, FinSirton agreed that, if the per share price in a sale by our shareholders of all of our ordinary shares is less than $5.00 per share, FinSirton will transfer to Sigma-Tau Finanziaria S.p.A. an additional number of ordinary shares equal to (x) $3.2 million divided by the product determined by multiplying (i) 0.8 by (ii) the per share sale price less (y) 800,000 ordinary shares.  Sigma-Tau Finanziaria S.p.A. owns, directly and indirectly, 100% of the outstanding equity of Defiante and so may be deemed to be the beneficial owner of the outstanding ordinary shares and ADSs held by Defiante and issuable upon exercise of Defiante’s warrants.  Mr. Paolo Cavazza and members of his family indirectly own Chaumiere and so may be deemed to beneficially own the ADSs beneficially owned by Chaumiere.

(4)
Based upon the information obtained from a Schedule 13G filed with the SEC, as amended.  Address is Via Sudafrica, 20, Rome, Italy 00144.  Consists of (i) 1,300,000 outstanding ADSs held by Sigma-Tau Finanziaria S.p.A., (ii) 1,011,001 outstanding ADSs held by Defiante Farmaceutica L.d.A., and (iii) 163,942 ADSs held by Inverlochy Consultadoria e Servicos LdA.  Mr. Claudio Cavazza owns, directly and indirectly, 60% of the outstanding equity of Sigma-Tau Finanziaria S.p.A. and so may be deemed to beneficially own the shares beneficially owned by Sigma-Tau Finanziaria S.p.A.  In connection with a purchase by Sigma-Tau Finanziaria S.p.A. of 800,000 ordinary shares from FinSirton in April 2005, FinSirton agreed that, if the per share price in a sale by our shareholders of all of our ordinary shares is less than $5.00 per share, FinSirton will transfer to Sigma-Tau Finanziaria S.p.A. an additional number of ordinary shares equal to (x) $3.2 million divided by the product determined by multiplying (i) 0.8 by (ii) the per share sale price less (y) 800,000 ordinary shares.  Sigma-Tau Finanziaria S.p.A. owns, directly and indirectly, 100% of the outstanding equity of Defiante and so may be deemed to be the beneficial owner of the outstanding ordinary shares and ADSs held by Defiante and issuable upon exercise of Defiante’s warrants.  Inverlochy Consultadoria e Servicos, LdA is indirectly wholly-owned by Mr. Claudio Cavazza.  By reason of such relationship, Mr. Cavazza may be deemed to beneficially own the ADSs held by Inverlochy Consultadoria e Servicos, LdA.

(5)
Based upon the information obtained from a Schedule 13D filed with the SEC, as amended.  Address is Via Sudafrica 20, 00144 Roma, Italy. Consists of (i) 1,300,000 outstanding ADSs held by Sigma-Tau Finanziaria S.p.A. and (ii) 1,011,001 outstanding ADSs held by Defiante .  Sigma-Tau Finanziaria S.p.A. owns, directly and indirectly, 100% of the outstanding equity of Defiante and so may be deemed to be the beneficial owner of the outstanding ordinary shares and ADSs held by Defiante and issuable upon exercise of Defiante’s warrants. The board of directors of Sigma-Tau Finanziaria S.p.A. may be deemed to share voting or dispositive power with Sigma-Tau Finanziaria S.p.A. over the ordinary shares in our company that Sigma-Tau Finanziaria S.p.A. beneficially owns, and so may be deemed to beneficially own the ordinary shares that Sigma-Tau Finanziaria S.p.A. beneficially owns.  In connection with a purchase by Sigma-Tau Finanziaria S.p.A. of 800,000 ordinary shares from FinSirton in April 2005, FinSirton agreed that, if the per share price in a sale by our shareholders of all of our ordinary shares is less than approximately $5.00 per share, FinSirton will transfer to Sigma-Tau Finanziaria S.p.A. an additional number of ordinary shares equal to (x) $3.2 million divided by the product determined by multiplying (i) 0.8 by (ii) the per share sale price less (y) 800,000 ordinary shares.

(6)	Based upon the information obtained from a Schedule 13G filed with the SEC, as amended. Address is Rua dos Ferreios, 260, Funchal-Madeira (Portugal) 9000-082.

(7)
Assumes that Dr. Laura Ferro is deemed to beneficially own the ordinary shares beneficially owned by FinSirton and includes 446,220 ordinary shares issuable upon exercise of options currently exercisable and exercisable within 60 days of March 31, 2010.

As of March 31, 2010, there were no record holders of our ordinary shares located in the United States.

There were no changes in percentage ownership by the holders listed above since January 1, 2007 except for the following.

•           All shareholders of our company prior to our February 2007 private placement were substantially diluted by the shares issued in that private placement.

•           In our February 2007 private placement, Chaumiere acquired 87,667 ordinary shares, Defiante acquired 87,666 ordinary shares and Inverlochy acquired 87,667 ordinary shares.  Paolo Cavazza may be deemed to have acquired the ordinary shares acquired by Chaumiere.   Paolo Cavazza, Claudio Cavazza and Sigma-Tau Finanziaria S.p.A. may be deemed to have acquired the ordinary shares acquired by Defiante.  Claudio Cavazza may be deemed to have acquired the ordinary shares acquired by Inverlochy.

•           In June 2007, Biomedical Value Fund, L.P. sold 227,447 ordinary shares to Sigma-Tau Finanziaria S.p.A. and 304,468 ordinary shares to Defiante, and Biomedical Offshore Value Fund, Ltd. sold 272,553 ordinary shares to Sigma-Tau Finanziaria S.p.A. and 259,362 ordinary shares to Defiante.

•           From July 2005 to May 2008, our company issued stock option awards to our officers and directors. 1,120,306 ordinary shares are issuable upon exercise of these stock option awards within 60 days of March 31, 2010.

The holders of 5% or more of our outstanding ordinary shares do not have different voting rights than other holders of our ordinary shares. Dr. Ferro and her family, through their ownership of 100% of the outstanding ordinary shares of FinSirton, may effectively control all decisions and actions that must be made or taken by holders of our ordinary shares by virtue of the fact that FinSirton beneficially owned approximately 25% of our outstanding ordinary shares at March 31, 2010.

Change of Control Arrangements

There are no arrangements of which we are aware that could result in a change of control over us other than FinSirton’s arrangement to vote its ordinary shares in our company in favor of electing a nominee to our board of directors designated by Sigma-Tau Finanziaria S.p.A.

RELATED PARTY TRANSACTIONS

Other than described below, between January 1, 2007 and the date of this report, we have not entered into or proposed to enter into any transaction or loan with any affiliate of ours, any of our directors, executive officers, holders of 10% or more of our ordinary shares, any member of their immediate family or any enterprise over which any such person is able to exercise a significant influence other than our employment agreements with our executive officers.

Control by Dr. Ferro’s Family

Dr. Laura Ferro, who is our former Chief Executive Officer and President and one of our current directors, along with members of her family control FinSirton. As a result, Dr. Ferro and her family indirectly control approximately 25% of our outstanding ordinary shares at March 31, 2010.

Agreements with Various Entities

On January 1, 2007, we entered into a Commercial Lease Contract with FinSirton to lease additional space for offices, manufacturing space, laboratories and storage facilities.  This contract expires on December 31, 2013.  The area leased is approximately 600 square meters in size.  The contract provides for an annual fee of €30 thousand which is updated each year on the basis of variation of the cost of living index. In July 2009, the agreement was amended to reduce space rented and annual fee was decreased to €15 thousand.

On January 7, 2010, we amended our existing license with Sigma-Tau Pharmaceuticals, Inc. to include a license for the intravenous formulation of defibrotide for the prevention of veno-occlusive disease in the Americas and to transfer the New Drug Application post approval in the United States.  In addition, we agreed to establish a joint steering committee with Sigma-Tau to discuss in good faith, the development, filing and relevant funding of defibrotide for any therapeutic indication in the territory licensed to Sigma-Tau.

On October 12, 2007, we entered into a letter agreement with Sigma-Tau Pharmaceuticals, Inc., pursuant to which Sigma-Tau Pharmaceuticals, Inc. agree to reimburse us for 50% of certain costs relating to our Phase III clinical trial of defibrotide to treat severe VOD.  This agreement was amended effective January 7, 2010.  While Sigma-Tau will continue to share development costs for studies currently required for the filing of an NDA for defibrotide, we have agreed to negotiate in good faith with Sigma-Tau regarding the funding of certain additional costs that may be required to obtain regulatory approval in the U.S., and that $1,000,000 of costs reimbursed by Sigma-Tau will be deductible from its future royalty payments due to Gentium under the License and Supply Agreement.

On November 30, 2007, we entered into a Manufacturing Agreement with Sirton, pursuant to which Sirton will manufacture finished ampoules and capsules of defibrotide from the raw ingredient.  We terminated this agreement in November 2008; however, Sirton continues to manufacture finished ampoules for use in our compassionate use programs and any future clinical trials that may be necessary.  On February 2, 2009 we executed a technical services transfer agreement with Patheon S.p.A., whereby Patheon S.p.A. would take over the manufacture of the finished vials of defibrotide.

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

Each of these investors is an affiliate of Sigma-Tau Finanziaria S.p.A., which owns 1,300,000 ordinary shares. Pursuant to a voting agreement between Sigma-Tau Finanziaria S.p.A. and FinSirton, a designee of Sigma-Tau Finanziaria S.p.A., Marco Codella, was elected to be a member of our board of directors upon consummation of our initial public offering in June 2005.  Mr. Codella is the Chief Financial Officer of Sigma-Tau Industrie Farmaceutiche Reunite S.p.A., which is a wholly-owned subsidiary of Sigma-Tau Finanziaria S.p.A.  Each of these three investors is also an affiliate of Sigma-Tau Pharmaceuticals, Inc., which is a party to a License and Supply Agreement with us pursuant to which we have licensed the right to market defibrotide to treat and prevent VOD in North America, Central America and South America to Sigma-Tau Pharmaceuticals, Inc. and pursuant to which Sigma-Tau Pharmaceuticals, Inc has agreed to purchase defibrotide for this use from us. This agreement is described in more detail in “Business—Our Strategic Alliances—License and Distribution Agreements.” Sigma-Tau Pharmaceuticals, Inc. also has a right of first refusal to market defibrotide for certain other uses in North America, Central America and South America.

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

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain all available funds to support our operations and to finance the growth and development of our business. We are not subject to any contractual restrictions on paying dividends. Under Italian law and our bylaws, our payment of any annual dividend must be proposed by our board of directors to the shareholders and is subject to the approval of our shareholders at the annual ordinary shareholders’ meeting. Before dividends may be paid out of our profit in any year, we must allocate an amount equal to 5% of the net profit to our legal reserve until such reserve is at least equal to 20% of the our capital. If a loss in our capital occurs, we may not pay dividends until the capital is reconstituted or reduced by the amount of such losses. We may distribute reserves deriving from available retained earnings from prior years, provided that after such payment, we will have a legal reserve at least equal to the legally required minimum of 20% of the capital. We may not approve or pay dividends until this minimum is met. If the minimum is met, the board of directors proposes to the shareholders the issuance of a dividend and the shareholders approve that issuance, the shareholders’ resolution will specify the manner and the date for their payment.

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

The board of directors may not approve interim dividends at times between our annual ordinary shareholders’ meetings. Any future determination relating to dividend policy will be made at the discretion of our  shareholders’ meeting and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects and other factors as the shareholders’ meeting may deem relevant.

Under Italian law, Italian companies are required to supply to the Italian tax authorities certain information regarding the identity of non-resident shareholders in connection with the payment of dividends. Shareholders are required to provide their Italian tax identification number, if any, or alternatively, in the case of legal entities, their name, country of establishment and address, or in the case of individuals, their name, address and place and date of birth, or in the case of partnerships, the information required for individuals with respect to one of their representatives. In the case of ADSs owned by non-residents of Italy, we understand that the provision of information concerning the depositary, in its capacity as holder of record of the ordinary shares underlying the ADSs, will satisfy this requirement. However, beneficial U.S. ADS holders are entitled to a reduction of the withholding taxes applicable to dividends paid to them under the income tax convention for the avoidance of double taxation between the United States and Italy, signed on August 25, 1999 and entered into force on December 16, 2009 (the “Income Tax Convention”); provided, however, that conditions set out in the Income Tax Convention are met and subject to the applicable anti-avoidance provisions. In order for you to benefit from that reduction, we are required to furnish certain information concerning you to the Italian tax authorities and, therefore any claim by you for those benefits would need to be accompanied by the required information.

SIGNIFICANT CHANGES

No significant changes have occurred since the date of the most recent annual financial statements.

ITEM 9.THE OFFER AND LISTING

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

	Price Range of ADSs
	High	Low

2005 (beginning June 16, 2005)	$9.10	$6.92
2006	$22.74	$7.85
2007	$24.40	$13.51

2008
First Quarter	$13.98	$6.36
Second Quarter	$7.60	$3.41
Third Quarter	$4.29	$1.62
Fourth quarter	$1.73	$0.44
Full Year	$13.98	$0.44

2009
First Quarter	$0.90	$0.33
Second Quarter	$1.91	$0.58
Third Quarter	$3.87	$1.36
Fourth Quarter	$2.75	$1.89
Full Year	$3.87	$0.33

Month Ended
January 31, 2010	$2.36	$1.93
February 28, 2010	$1.85	$1.32
March 31, 2010 (through March 29, 2010)	$3.23	$1.34

The closing price of the ADSs on Nasdaq on March 29, 2010 was $2.58.

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

In January 2003, the Italian government approved a wide-ranging reform of the corporate law provisions of the Italian Civil Code, which came into force on January 1, 2004. On September 30, 2004, our shareholders approved a number of amendments to our bylaws dictated or made possible by the 2003 corporate law reform. Our bylaws were also amended on April 28, 2005, November 29, 2005, April 28, 2006, April 27, 2007, and June 30, 2009. The following summary takes into account the 2003 corporate law reform and the consequent amendments to our bylaws.

General

As of March 31, 2010 our issued and outstanding share capital consisted of 14,956,317 ordinary shares, without a par value. The Euro currency was adopted in Italy on January 1, 1999. The redenomination of the ordinary shares from Italian Lira into Euro was approved by our shareholders on December 27, 2000. All the issued and outstanding shares are fully paid, non-assessable and in registered form.

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

Authorization of shares

Our shareholders may authorize the issuance of additional shares at any time at an extraordinary shareholders’ meeting. However, the newly issued shares may not be purchased before all the outstanding shares (i.e., the shares already subscribed) are entirely paid for. On September 30, 2004, after a recommendation by our board of directors, our shareholders approved a capital increase to allow for the issuance of:

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

•           issue convertible bonds (including subordinated) and increase the capital of our company, in one or more transactions, up to €10 million of par value, through the issuance of ordinary shares reserved for the conversion of such convertible bonds, and to reserve all or part of such convertible bonds for issuance upon the exercise of warrants issued by means of the same resolution of our board of directors providing for issuance of the convertible bonds; and

•           in each case, exclude or limit the option right of our shareholders in favor of “strategic investors” (as defined by our bylaws) if our board of directors determines that exclusion or limitation to be in the interest of our company.

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

On June 30, 2009, our shareholders resolved to (i) remove the par value of our ordinary shares, including the par value of the ordinary shares previously issued by the company, and (ii) grant the board of directors with the power to increase the capital in cash up to an amount equal to Euro 100,000,000 on a separable basis, in one or more transactions, for a rights offering, through the issuance of up to a maximum of 120,000,000 shares, without par value, with the faculty to reserve all or part of such amount to the exercise of warrants issued by means of the same resolution of the Board of Directors approving the relevant capital increase, and with the faculty to reserve 1/4 of any such capital increase to employees as equity incentive under the Company’s equity incentive plans in effect from time to time.

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

Dividend rights

Our payment of any annual dividend must be proposed by our board of directors to the shareholders and is subject to the approval of our shareholders at the annual ordinary shareholders’ meeting. Before dividends may be paid out of our unconsolidated net income in any year, we must allocate an amount equal to 5% of the Italian GAAP net income to our legal reserve until such reserve is at least equal to 20% of our capital. If a loss in our capital occurs, we may not pay dividends until the capital is reconstituted or reduced by the amount of such losses. We may pay dividends out of available retained earnings from prior years, provided that after such payment, we will have a legal reserve at least equal to the legally required minimum of 20% of the capital. We may not approve or pay dividends until this minimum is met. If the minimum is met, the board of directors proposes to the shareholders the issuance of a dividend and the shareholders’ resolution approves that issuance, the shareholders’ resolution will specify the manner and the date for their payment. Any dividends which shareholders do not collect within five years of the date on which they become payable will be forfeited by those shareholders and we will keep the money. The board of directors may not approve interim dividends at times between our annual ordinary shareholders’ meetings.

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

Our board of directors may also appoint one or more senior managers (direttori generali) who report directly to the board. These senior managers may be employees, and the board may delegate certain powers to them that the board has not already delegated to managing directors or an executive committee, and subject to the limitations discussed below.

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

Meetings of our board of directors are called three days in advance or, in case of urgency, at least one day in advance. Statutory auditors are normally required to attend our board meetings, but if a meeting has been duly called, the board can validly take action at the meeting even if the board of statutory auditors do not attend. If the meeting has not been duly called, the meeting is nevertheless validly constituted if all of the directors in office and all of the statutory auditors are in attendance. The chairman may call meetings on his own initiative and meetings must be called upon the request of two directors.

Meetings of our board of directors may be held in person, or by audio-conference or video-conference, in any member state of the European Union or in the United States. The quorum for meetings of our board of directors is the attendance of the majority of the directors in office. Resolutions are adopted by the vote of the majority of the directors in attendance at a meeting at which a quorum is met.

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

Our Compensation Committee recommends the compensation of our directors to our board of directors, which in turn makes recommendations to our shareholders. Under Italian law, our shareholders determine the compensation of our directors relating to basic board service, such as annual fees for serving on the board and/or fees for attending board meetings. Our board of directors, after consultation with our board of statutory auditors, may determine the remuneration of directors that serve on the various board committees and/or perform management or other special services for us, such as managing directors. Our directors are entitled to reimbursement for expenses incurred in connection with their service as directors, such as expenses incurred in travel to attend board meetings. Our articles of association and bylaws do not contain any provisions with respect to borrowing powers exercisable by our directors.

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

•            a spouse, parent and relative-in-law of someone that is a director of the company, a director of a company that controls the company, or a director of a company that is under common control as the company; and

•           one whose independence may be jeopardized due to an employment or consultant relationship or any other economic relationship with the company, a company that controls the company, or a company that is under common control as the company.

In addition to electing our board of directors, our shareholders elect the board of statutory auditors (Collegio Sindacale) from individuals qualified to act in such capacity under Italian law. At our ordinary shareholders’ meetings, the statutory auditors are elected for a term of three fiscal years, may be re-elected for successive terms and may be removed only for cause and with the approval of a competent court. Each member of our board of statutory auditors must provide certain evidence that he is qualified to act in such capacity under Italian law and meets certain professional standards.

Our bylaws currently provide that the board of statutory auditors shall consist of three effective statutory auditors and two alternate statutory auditors (who will automatically replace a statutory auditor who resigns or is otherwise unable to serve).

Our board of statutory auditors is required, among other things, to verify that we:

•           comply with applicable laws and our bylaws;

•           respect principles of good governance; and

•           maintain adequate organizational structure, internal controls and administrative and accounting system.

Our board of statutory auditors is required to meet at least once each ninety days. In addition, our statutory auditors are supposed to attend meetings of our board of directors and shareholders’ meetings. In case a statutory auditor, without just cause, does not attend the shareholders’ meetings or, during the same fiscal year, two consecutive meetings of the board of directors, such statutory auditor shall cease from his/her office. If the statutory auditors do not attend two consecutive meetings of the board of directors or shareholders, they may be terminated for cause by the shareholders. Our statutory auditors may decide to call a meeting of our shareholders, ask for information about our management from our directors, carry out inspections and verifications at our offices and exchange information with our external auditors. Any shareholder may submit a complaint to our board of statutory auditors regarding facts that the shareholder believes should be subject to scrutiny by our board of statutory auditors, which must take any complaint into account in its report to the shareholders’ meeting. If shareholders collectively representing 5% of our share capital submit such a complaint, our board of statutory auditors must promptly undertake an investigation and present its findings and any recommendations to a shareholders’ meeting (which must be convened immediately if the complaint appears to have a reasonable basis and there is an urgent need to take action). Our board of statutory auditors may report to a competent court serious breaches of directors’ duties. The court may take such actions as it feels appropriate, including inspecting our company’s operations, removing directors, appointing temporary administrators to manage our company and any other actions that the court feels is necessary to preserve the value of our company for our creditors and shareholders.

As mentioned in the preceding section, effective January 1, 2004, an Italian joint stock company may depart from the traditional Italian model of corporate governance structure and opt for two alternative models, neither of which includes a board of statutory auditors. Our amended bylaws do not provide for a change in our governance structure, although we do have an audit committee simply as an internal body of our board of directors.

External auditor

Italian law requires us to appoint an external auditor or a firm of external auditors, each of them qualified to act in such capacity under Italian law, that shall verify during the fiscal year that our accounting records are correctly kept and accurately reflect our activities, and that our financial statements correspond to the accounting records and the verifications conducted by the external auditors and comply with applicable rules. The external auditor or the firm of external auditors express their opinion on the financial statements in a report that may be reviewed by the shareholders at our offices prior to the annual shareholders’ meeting. The report remains on file at our offices and may be reviewed after the annual shareholders’ meeting as well; it is also published for review by the general public.

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

Meetings of shareholders

Shareholders are entitled to attend and vote at ordinary and extraordinary shareholders’ meetings. Votes may be cast personally or by proxy. Shareholders’ meetings may be called by our board of directors (or, in certain cases, by the board of statutory auditors) and must be called if requested by holders of at least 10% of the issued shares. Shareholders are not entitled to request that a meeting of shareholders be convened to vote on issues which as a matter of law shall be resolved upon the basis of a proposal, plan or report by our board of directors. If the shareholders’ meeting is not called despite the request by shareholders and such refusal is unjustified, a competent court may call the meeting.

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

We must convene an ordinary shareholders’ meeting at least once a year within 120 days after the end of the fiscal year. Our annual financial statements must be approved by vote of our shareholders at this annual ordinary shareholders’ meeting. We may delay holding the shareholders’ meeting up to 180 days after the end of the fiscal year if we must prepare consolidated financial statements or if particular circumstances concerning our structure or our purposes so require. At ordinary shareholders’ meetings, our shareholders also appoint the external auditors, approve any distribution of dividends that have been proposed by our board of directors, elect our board of directors and statutory auditors, determine their remuneration and vote on any business matter the resolution or authorization of which is entrusted to the shareholders by law.

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

Once our shareholders have authorized the issuance of securities, the securities that have been subscribed must be fully paid for before the shareholders may authorize the issuance of additional securities, unless the shareholders meet and vote to cancel those authorized but not subscribed securities.

The quorum for an ordinary meeting of our shareholders on the first call is at least 50% of the outstanding ordinary shares, while on second call there is no quorum requirement. In either case, resolutions are adopted by the majority of ordinary shares in attendance or represented at the meeting. The quorum for an extraordinary shareholders’ meeting is more than half of the outstanding ordinary shares on the first call and more than one-third of the outstanding shares on second call. Resolutions are adopted by the majority of the outstanding ordinary shares on first call and at least two-thirds of the holders of shares in attendance or represented at the meeting on second call. In addition, certain matters (such as, for example, a change in our purpose, the transfer of our registered office outside Italy or our liquidation prior to the date set forth in our bylaws) must be adopted by shareholders representing more than one-third of the outstanding ordinary shares (not just the ordinary shares in attendance or represented at the meeting).

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

Shareholders may appoint attorneys-in-fact by delivering in writing the relevant proxy to represent them in an ordinary or extraordinary shareholders’ meeting. Our directors, auditors and employees may not be proxies. Italian law provides that each proxy cannot be granted to represent more than 20 shareholders prior to the company “making recourse to the risk capital market.” Italian scholars are undecided as to whether listing shares on an exchange outside of European Union constitutes “making recourse to the risk capital market for the purpose of the application of the Italian Civil Code.” If we are deemed to make recourse to the risk capital market by means of listing ADSs representing our ordinary shares on the Nasdaq Global Market System, each proxy cannot be granted to represent more than 50 shareholders if the capital is equal to €5 million or less or more than 100 shareholders if the capital is more than €5 million but less than or equal to €25 million. If the capital is more than €25 million, each proxy cannot be granted to represent more than 200 shareholders. At December 31, 2009, we had 14,956,317 shares outstanding and a capital equal to Euro 14,956,317 and so if we are deemed to make recourse to the risk capital market, each proxy may not be granted to represent more than 100 shareholders.

Preemptive rights

Pursuant to Italian law, holders of outstanding ordinary shares and convertible debentures are entitled to subscribe for issuance of ordinary shares or convertible debentures in proportion to their holdings at the time that the shareholders authorize the capital increase for those issuances, unless those issuances are for non-cash considerations. The preemptive rights may be excluded or limited by shareholders’ resolution adopted by the affirmative vote of holders of more than 50 percent of the ordinary shares at an extraordinary meeting of shareholders, or by a board of directors if the bylaws delegate such power to the board of directors (including the power to exclude or limit the preemptive right), and such exclusion or limitation is in the interest of the company. There can be no assurance that the holders of ADSs may be able to exercise fully any preemptive rights to which our holders of ordinary shares may be entitled. If ADS holders are not able to exercise their preemptive rights, the depositary will, to the extent possible, dispose of such rights for their account.

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

Preference shares; other securities

Italian law permits us to issue preference shares with limited voting rights, other classes of equity securities with different economic and voting rights, “participation certificates” with limited economic and voting rights, as well as “tracking shares,” if our bylaws permit such issuances. Our bylaws currently do allow us to issue these securities. We may also issue convertible and non-convertible debt securities. In order to issue convertible debt securities, our board of directors would need to recommend to our shareholders that they approve the issuance of particular securities in connection with a capital increase, and the shareholders would need to vote to approve such an issuance and capital increase at an extraordinary meeting. The board of directors would also need to recommend, and the shareholders would need to approve by vote at the extraordinary meeting, specific terms of the securities. The shareholders may vote at the extraordinary shareholders’ meeting to delegate to the board of directors the power to issue those securities from time to time, but not for more than five years from the date of the extraordinary shareholders’ meeting.

Debt-equity ratio

Italian law provides that we may not issue debt securities for an amount exceeding twice the amount of our capital, of our legal reserve and of any other disposable reserves appearing on our latest Italian balance sheet approved by our shareholders. The legal reserve is a reserve to which we allocate 5% of our Italian GAAP net income each year until it equals at least 20% of our capital. One of the other reserves that we maintain on our balance sheet is a “share premium reserve”, meaning amounts paid for our ordinary shares in excess of the amount of such ordinary shares that is allocated to the capital. Until our outstanding debt securities are repaid in full, we may not voluntarily reduce our capital or distribute our reserves (such as by declaring dividends) in the event the aggregate of the capital and reserves, following such reduction of capital and/or distribution of reserves, is less than half of the outstanding amount of the debt securities. If our equity is reduced by losses or otherwise such that the amount of the outstanding debt securities is more than twice the amount of our equity, we cannot distribute profits to our shareholders until the ratio between the amount of our debt securities and our capital and reserves is restored. Moreover, some legal scholars are of the opinion that in such a case the ratio must be restored by a recapitalization of our company. If our equity is reduced, we could recapitalize by means of issuing new shares or having our current shareholders contribute additional capital to our company, although there can be no assurance that we would be able to find purchasers for new shares or that any of our current shareholders would be willing to contribute additional capital. These laws regarding the ratio of debt securities to capital and reserves do not apply to issuances of debt securities to professional investors (as defined by Italian law). However, in such a case, should the professional investors transfer such debt securities to third parties not qualified as professional investors, the former remain liable to us for the payment of such securities.

Reduction of equity by losses

Italian law requires us to reduce our shareholders’ equity in certain situations. Our shareholders’ equity has three main components: capital, legal reserves and other shareholders’ equity (such as any share premium and any retained earnings). We apply our losses from operations against our shareholders’ equity other than legal reserves and capital first. If additional losses remain, or if we have no shareholders’ equity other than legal reserves and capital, and the additional losses are more than one-third of the amount of our legal reserves and capital, our board of directors must call a shareholders’ meeting as soon as possible. The shareholders should take appropriate measures, which may include, inter alia, either the reduction of the legal reserves and capital by the amount of the remaining losses, or the carrying out of the losses forward for up to one year. If the shareholders vote to elect to carry the losses forward up to one year, and at the end of the year, the losses are still more than one-third of the amount of the capital, then we must reduce our capital by the amount of the losses. However, as an S.p.A., we must maintain a capital of at least €120 thousand. If the amount of the losses would reduce our capital to less than €120 thousand, then:

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

•           if neither of these options were taken, our shareholders or, if they do not so resolve, a court of competent jurisdiction, could appoint a liquidator, not necessarily an Italian citizen, to liquidate our company.

Segregation of assets and proceeds

Pursuant to Italian law, our board of directors may resolve to segregate our assets into one or more separate pools. Such pools of assets may have an aggregate value not exceeding 10% of the net worth of the company. Each pool of assets must be used exclusively for the carrying out of a specific business and may not be attached by our general creditors. Similarly, creditors with respect to such specific business may only attach those assets that are included in the corresponding pool. Tort creditors, on the other hand, may always attach any of our assets. Our board of directors may authorize us to issue securities carrying economic and administrative rights relating to a pool. In addition, financing agreements relating to the funding of a specific business may provide that the proceeds of such business be used exclusively to repay the financing. Such proceeds may be attached only by the financing party and such financing party would have no recourse against other assets of ours.

We have no present intention to enter into any such transaction and none is currently in effect.

Liquidation rights

Pursuant to Italian law and subject to the satisfaction of the claims of all creditors, our shareholders are entitled to a distribution in liquidation that is equal to an amount resulting from the division of the positive liquidation balance by the number of shares (to the extent available out of our net assets). Preferred shareholders and holders of “participating certificates” typically do not participate in the distribution of assets of a dissolved corporation beyond their established contractual preferences. Once the rights of preferred shareholders and holders of participating certificates and the claims of all creditors have been fully satisfied, holders of ordinary shares are entitled to the distribution of any remaining assets.

Purchase of shares by us

We are permitted to purchase our outstanding shares, subject to certain conditions and limitations provided for by Italian law. We may only purchase the shares out of profits available for dividends or out of distributable reserves, in each case as appearing on the latest shareholder-approved financial statements. Further, we may only repurchase fully paid-in shares. Such purchases must be authorized by our shareholders by vote at an ordinary shareholders’ meeting and the authorization may be issued for a period not exceed the term of eighteen (18) months. .

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

Dissenting or absent shareholders may withdraw from the company as a result of shareholders’ resolutions approving, among others things, material modifications of our purpose or of the voting rights of our ordinary shares, our transformation from a share corporation into a different legal entity or the transfer of our registered seat outside Italy. In such a case, our other shareholders would have a pre-emptive right to purchase the shares of the withdrawing shareholder. Should no shareholder exercise that pre-emptive right, the shares must be offered to third parties or, in the absence of any third party wishing to buy them, they will be purchased by us by using the available reserves. In the event no reserve is available, our capital must be reduced accordingly. Any repurchase of such shares by us must be on terms authorized by our board of directors, upon consultation with our board of statutory auditors and our external auditor, having regard to our net assets value, our prospective earnings and the market value of our ordinary shares, if any. Under Italian law, we may set forth different criteria in our bylaws for the consideration to be paid to withdrawing shareholders. We have not done so as of the date of this annual report.

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

Liability for mismanagement of subsidiaries

Pursuant to Italian law, if we, acting in our own interest or the interest of third parties, mismanage a company that we control, we are liable to that company’s shareholders and creditors for ensuing damages. That liability is excluded if the ensuing damage is fully eliminated, including through subsequent transactions, or the damage is effectively offset by the global benefits deriving in general to the company from the continuing exercise of such direction and coordination powers. We are presumed to have control over, among other companies, any subsidiary whose financial statements are consolidated into ours. Since we currently have no subsidiaries, this law does not apply to us at this time.

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

Under Italian law, a merger requires the approval of more than half of the share capital at an extraordinary shareholders’ meeting. Our bylaws designate power to approve mergers of wholly-owned subsidiaries and subsidiaries of which we own at least 90% to our board of directors, although our shareholders may overrule our board of directors.

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

Under Italian law, the charter documents are composed of articles of association and bylaws. An amendment to these documents requires the approval of more than half of the share capital at an extraordinary shareholders’ meeting, except that certain extraordinary actions, such as change in our purpose, advanced liquidation or issuance of preferred shares and others, only require the approval of more than one-third of our outstanding shares for both first and second call.

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

Italian law permits companies to be incorporated with par value shares or no par value shares. If an Italian company issues par value shares and receives an amount in excess of the par value, the par value is attributed as “capital” and the excess is attributed to a “premium reserve,” which is part of shareholders’ equity.

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

Under Italian law, a quorum shall be met at an ordinary meeting of shareholders on first call if the holders of at least 50% of the outstanding ordinary shares are represented at the meeting in person or by proxy, but there is no quorum requirement on second call. A quorum shall be met at an extraordinary meeting of shareholders on first call if the holders of more than half of the share capital is represented at the meeting in person or by proxy and if the holders of more than one-third of the outstanding shares are represented at the meeting in person or proxy on second call.

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

Under Italian law, shareholders are not entitled to cumulative voting in the election of directors. The directors of a corporation are elected by a majority of the votes cast by the shareholders entitled to vote in person or by proxy at an ordinary meeting of shareholders at which the relevant quorum is met.

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

Under Italian law, directors of a joint stock company may not act without a meeting.

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

Location of directors meetings

Delaware law provides that, unless otherwise restricted by the certificate of incorporation or bylaws, the board may hold its meetings outside of the State of Delaware. Under Italian law and our bylaws, meetings of our board of directors may be held in person, or by audio-conference or video-conference, in any member state of the European Union or in the United States.

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

Under Italian law, our payment of any annual dividend must be proposed by our board of directors to the shareholders and is subject to the approval of our shareholders at the annual ordinary shareholders’ meeting. Before dividends may be paid out of our profit in any year, we must allocate an amount equal to 5% of the net profit to our legal reserve until such reserve is at least equal to 20% of our capital. If our capital is reduced as a result of accumulated losses, we may not pay dividends until the capital is reconstituted or reduced by the amount of such losses. We may distribute reserves deriving from available retained earnings from prior years, provided that after such payment, we will have a legal reserve at least equal to the legally required minimum of 20% of the capital. We may not approve or pay dividends until this minimum is met. If the minimum is met, the board of directors proposes the issuance of a dividend and the shareholders’ resolution approves that issuance, the shareholders’ resolution will specify the manner and the date for their payment. Any dividends which shareholders do not collect within five years of the date on which they become payable will be forfeited by those shareholders and we will keep the money. The board of directors may not approve interim dividends at times between our annual ordinary shareholders’ meetings.

Return of capital

Delaware law provides that corporations may return capital by dividend, redemption or repurchase subject to certain solvency tests. Shareholder approval is not required for these transactions so long as the corporation meets the solvency tests.

Under Italian law, we are permitted to purchase our outstanding shares, subject to certain conditions and limitations provided for by Italian law. We may only purchase the shares out of profits available for dividends or out of distributable reserves, in each case as appearing on the latest shareholder-approved financial statements. Further, we may only repurchase fully paid-in shares. Such purchases must be authorized by our shareholders by vote at an ordinary shareholders’ meeting and the authorization may be issued for a period not exceeding eighteen (18) months. A corresponding reserve equal to the purchase price of such shares must be created in the balance sheet, and such reserve is not available for distribution, unless such shares are sold or cancelled. Shares purchased and held by us may be resold only pursuant to a resolution of our shareholders adopted at an ordinary shareholders’ meeting. The voting rights attaching to the shares held by us or our subsidiaries cannot be exercised, but the shares can be counted for quorum purposes in shareholders’ meetings. Dividends and other rights, including pre-emptive rights, attaching to such shares will accrue to the benefit of other shareholders.

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

Under Italian law, shareholders and holders of convertible debentures are entitled to subscribe for issuance of ordinary shares or convertible debentures in proportion to their holdings at the time that the shareholders authorize the capital increase for those issuances, except in case of contribution in kind. The preemptive rights may be excluded or limited by shareholders’ resolution adopted by the affirmative vote of holders of more than 50 percent of the ordinary shares at an extraordinary meeting of shareholders, in first and second call, and such exclusion or limitation is in the interest of our company.

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

Under Italian law, and subject to the satisfaction of the claims of all creditors, our shareholders are entitled to a distribution in liquidation that is equal to an amount resulting from the division of the positive liquidation balance by the number of shares or shareholders (to the extent available out of our net assets). Preferred shareholders and holders of “participating certificates” typically do not participate in the distribution of assets of a dissolved corporation beyond their established contractual preferences. Once the rights of preferred shareholders and holders of participating certificates have been fully satisfied, holders of ordinary shares are entitled to the distribution of any remaining assets.

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

Dissenting or absent shareholders may withdraw from the company as a result of shareholders’ resolutions approving, among others things, material modifications of our purpose or of the voting rights of our ordinary shares, our transformation from a share corporation into a different legal entity or the transfer of our registered office outside Italy. In such a case, our other shareholders would have a pre-emptive right to purchase the shares of the withdrawing shareholder. Should no shareholder exercise that pre-emptive right, the shares must be offered to third parties or, in the absence of any third party wishing to buy them, they will be purchased by us by using the available reserves. In the event no reserve is available, our capital must be reduced accordingly. According to Italian law, any repurchase of such shares by us must be on terms authorized by our board of directors, upon consultation with our board of statutory auditors and our external auditor, having regard to our net assets value, our prospective earnings and the market value of our ordinary shares, if any. Under Italian law, we may set forth different criteria in our bylaws for the consideration to be paid to withdrawing shareholders in such withdrawal. We have not done so as of the date of this annual report.

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

Under Italian law, issuances of any shares, ordinary or otherwise, require an amendment to our bylaws to increase our capital, which must be recommended to our shareholders by our board of directors and approved by a vote of our shareholders at an extraordinary meeting of shareholders. Once our shareholders have authorized the issuance of securities and the same have been subscribed, those securities must be paid for before the newly issued shares may be purchased. The board would also need to recommend, and the shareholders would need to approve by vote at the extraordinary meeting, specific terms of the securities. Also, our shareholders can authorize the board of directors to increase our capital, one or more times, for a certain amount, but the board may exercise such power for only five years. If the authorized capital is not issued by the end of those five years, the authorized capital expires, and our board and shareholders would need to meet again to authorize a new capital increase. Our shareholders authorized our board of directors to increase our capital by up to €90 million of ordinary shares and €10 million for ordinary shares issuable upon conversion of convertible bonds on April 28, 2006. In addition, on June 30, 2009, our shareholders resolved to grant the board of directors with the power to increase the capital in cash up to an amount equal to Euro 100,000,000 on a separable basis, in one or more transactions, with the faculty to reserve all or part of such amount to the exercise of warrants issued by means of the same resolution of the Board of Directors approving the relevant capital increase, and with the faculty to reserve 1/4 of any such capital increase to employees as equity incentive under the Company’s equity incentive plans. Italian law provides, with respect to shareholders’ resolutions approving capital increase, that, in the event of absence of the minutes of the meeting, any interested person may, for a period of 180 days following the filing of the shareholders’ resolution with the Register of Companies, challenge such resolution. If a shareholders’ meeting was not called to approve the capital increase, the relevant resolution should be considered invalid and any interested person may challenge the capital increase for a period of 90 days following the approval of the financial statements referring to the year during which the shareholders’ resolution has been, also partially, executed. Finally, once our shareholders authorize a capital increase, all those authorized shares that have been subscribed need to be entirely paid-up before the shareholders may authorize a new capital increase.

Debt-equity ratio

Under Delaware law, a corporation is not restricted as to the amount of debt securities that it may issue.

Under Italian law, we may issue debt securities for an amount not exceeding twice the amount of our capital, of our legal reserve and of any other disposable reserves appearing on our latest Italian balance sheet approved by our shareholders. The legal reserve is a reserve to which we allocate 5% of our net income each year until it equals at least 20% of our capital. One of the other reserves that we maintain on our balance sheet is a “share premium reserve”, meaning amounts paid for our ordinary shares in excess of the amount of such ordinary shares that is allocated to the capital. Until our outstanding debt securities are repaid in full, we may not voluntarily reduce our capital or distribute our reserves (such as by declaring dividends) in the event the aggregate of the capital and reserves, following such reduction of capital and/or distribution of reserves, is less than half of the outstanding amount of the debt securities. If our equity is reduced by losses or otherwise such that the amount of the outstanding debt securities is more than twice the amount of our equity, we cannot distribute profits to our shareholders until the ratio between the amount of our debt securities and our capital and reserves is restored. Moreover, some legal scholars are of the opinion that in such a case the ratio must be restored by a recapitalization of our company. If our equity is reduced, we could recapitalize by means of issuing new shares or having our current shareholders contribute additional capital to our company, although there can be no assurance that we would be able to find purchasers for new shares or that any of our current shareholders would be willing to contribute additional capital. These laws regarding the ratio of debt securities to capital and reserves do not apply to issuances of debt securities to professional investors (as defined by Italian law). However, in such a case, should the professional investors transfer such debt securities to third parties not qualified as professional investors, the former remain liable to us for the payment of such securities.

Reduction of equity by losses

Under Delaware law, a corporation’s shareholders’ equity is reduced by losses, and may become negative.

Italian law requires us to reduce our shareholders’ equity in certain situations. Our shareholders’ equity has three main components: capital, legal reserves and other shareholders’ equity (such as any premium paid for the shares over the par value and any retained earnings). We apply our losses from operations against our legal reserves and capital. If our capital is reduced for more than one-third as a result of losses, our board of directors must call a shareholders’ meeting as soon as possible. The shareholders should take appropriate measures, which may include, inter alia, either the reduction of the legal reserves and capital by the amount of the remaining losses, or the carrying out of the losses forward for up to one year. If the shareholders vote to elect to carry the losses forward up to one year, and at the end of the year, the losses are still more than one-third of the amount of the capital, then we must reduce our capital by the amount of the losses. However, as an S.p.A., we must maintain capital of at least €120 thousand. If the amount of the losses would reduce our capital to less than €120 thousand, then:

•           we would need to increase our capital, which we could do by issuing new shares or having our shareholders contribute additional capital to our company, although there can be no assurance that we would be able to find purchasers for new shares or that any of our current shareholders would be willing to contribute additional capital; or

•           our shareholders would need to convert our company to an “S.r.l”, a private limited liability company, which has a lower capital requirement of €10 thousand; or

•           if neither of these options were taken, our shareholders or, if they do not so resolve, a court of competent jurisdiction, could appoint a liquidator, not necessarily an Italian citizen to liquidate our company.

MATERIAL CONTRACTS

The contracts described below have been entered into by our company since January 1, 2008 and, as of the date of this report, contain provisions under which we have an obligation or right which is or may be material to us.  This discussion is not complete and should be read in conjunction with the agreements described below, each of which has been filed with the SEC as an exhibit to this annual report.

On January 7, 2010, we amended our existing license with Sigma-Tau Pharmaceuticals, Inc. to include a license for the intravenous formulation of defibrotide for the prevention of veno-occlusive disease in the Americas and to transfer the New Drug Application post approval in the United States. In addition, we agreed to establish a joint steering committee with Sigma-Tau to discuss in good faith, the development, filing and relevant funding of defibrotide for any therapeutic indication in the territory licensed to Sigma-Tau.

On September 29, 2009, we entered into a clinical research agreement with US Oncology Clinical Development, whereby US Oncology was contracted as a clinical research organization to help administer certain aspects of our expanded access program and associated cost recovery program.  US Oncology is responsible for site activation, drug supply management, data collection/management, and adverse event reporting to Gentium as well as billing and invoicing.  We pay US Oncology based on the amount of service performed each month as well as a fixed fee for each unit of drug product shipped.  US Oncology does not pay Gentium until it receives payments from the hospitals/institutions.

On March 6, 2009, we entered into a supply and distribution agreement with IDIS Limited, whereby IDIS will be the exclusive supplier of defibrotide on a named-patient supply basis in all countries other than Europe and the Americas.  This agreement was amended on April 15, 2009 to include all countries other than Italy and countries in the Americas, and further amended on May 22, 2009 to include all countries other than Italy and the U.S.  Gentium will supply the finished and labeled product to IDIS who will in turn provide the product directly to hospitals in countries outside Europe and the Americas.  IDIS will maintain all relevant importation and regulatory licenses necessary to perform this service.  IDIS will also assist Gentium with various clinical and regulatory obligations such as adverse event reporting.  Gentium will instruct IDIS the price to charge for defibrotide, and in some cases, whether defibrotide will be given away free of charge.  IDIS will invoice the hospitals directly and in turn pay Gentium once IDIS collects the receivable.  Gentium will pay a fee to IDIS for each unit shipped and will also pay IDIS a monthly service fee.

On February 2, 2009, we entered into a technical transfer services agreement with Patheon International A.G., whereby its affiliate, Patheon Italia S.p.A. (as subcontractor) will assume the fill and finish of defibrotide in vials (currently performed by Sirton).  Patheon will perform the transfer of all analytical methods, will run a feasibility batch and will eventually run validation batches which, if successful, will be used for commercial sale upon final regulatory approval of defibrotide.  Patheon will also support Gentium in its regulatory filings by providing key documentation, review of Gentium’s regulatory submissions and access to regulators from the FDA and/or EMEA to inspect Patheon’s facility (the Pre-Approval Inspection).  Gentium pays Patheon certain upfront and milestones to compensate Patheon for the services it performs as well as the capital expenditures it incurs.  All equipment purchased by Patheon will reside at Patheon but will be owned by Gentium.

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

Under the Income Tax Convention, dividends paid to US owners will be subject to Italian withholding tax at a reduced rate of 15% for individuals not engaged in an entrepreneurial activity. However, the amount that we will initially make available to the depositary for payment to US owners will reflect withholding at the 27% rate. US owners who comply with the certification procedures described below may claim a refund of the difference between the 27% rate and the 15% rate (referred to herein as a “treaty refund”). The certification procedure will require the US owner to:

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

Furthermore, save for any applicable anti-avoidance provision, pursuant to the Income Tax Convention, a US owner will not be subject to Italian capital gain tax or to Italian individual or corporate income tax unless such US owner has a permanent establishment or fixed base in Italy to which the owner’s ADSs is effectively connected. To this end, US owners selling ADSs and claiming benefits under the Income Tax Convention may be required to produce appropriate documentation establishing that the above-mentioned conditions have been met.

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

In addition, if we were to be classified as a PFIC, US holders would not qualify for the benefit of the reduced US federal tax rate applicable to certain dividends received by individuals through the end of 2010, as described above in “United States Taxation of US Holders—Taxation of Distributions Made on the ADSs.”

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

As of December 31, 2009, substantially all of our cash and cash equivalents were held in accounts at financial institutions located in the Republic of Italy and the United States that we believe are of acceptable credit quality.  We invest our cash in liquid instruments that meet high credit quality standards and generally have maturity at the date of purchase of less than three months.  We are exposed to exchange rate risk with respect to certain of our cash balances, accounts receivable and accounts payable that are denominated in the U.S. dollar.  As of December 31, 2009 we held a cash balance of $0.50 million, accounts receivable of $0.96 million and accounts payable of $1.99 million that were denominated in U.S. dollars. As the net positions of our unhedged foreign currency transactions fluctuate, our earnings might be negatively affected. As of December 31, 2009, our foreign currency transactions are minimal and changes to the exchange rate between the US dollar and Euro would have an immaterial affect on our earnings. If the US dollar were 10% stronger against the Euro, our net liabilities balance would increase by approximately €0.04 million as of December 31, 2009.

As of December 31, 2009, we had €3,276 thousand principal amount of floating debts.  Our exposure includes changes in interest rates, as borrowing under our debts bear interest at floating rates based on Euribor plus an applicable margin.  We have managed our interest rate risk by entering into interest cap agreements.  Substantially all of our current revenue generating operations are transacted in, and substantially all of our assets and liabilities are denominated in the Euro.  In the future, we expect to transact business in the United States dollar and other currencies.  The value of the Euro against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions.  Any change in the value of the Euro relative to other currencies that we transact business with in the future could materially and adversely affect our cash flows, revenues and financial condition.  To the extent we hold assets denominated in United States dollars, any appreciation of the Euro against the United States dollar could result in a charge to our operating results and a reduction in the value of our United States dollar denominated assets upon remeasurement.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARRANGEMENTS AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15T. CONTROLS AND PROCEDURES

Management’s Evaluation of Disclosure Controls and Procedures

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

As required by Rule 13a-15(b) of the Exchange Act, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report was carried out under the supervision and with the participation of our management, including our chief executive officer and chief financial officer.  Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on this assessment, management concluded our internal control over financial reporting was effective as of December 31, 2009.

(c)           Because a material weakness was identified in our controls and procedures as of December 31, 2008, management has taken the necessary steps to address such material weakness for the period covered by this report, which included an earlier review process by qualified professionals for certain non-routine and estimation processes.  Except for the foregoing, there has not been any change in our internal control over financial reporting identified in the evaluation required by Rule 13a-15 or Rule 15d-15 of the Exchange Act that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(d)           This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We have both a board of statutory auditors and an audit committee.  Our board of directors has determined that Gigliola Bertoglio qualifies as an “audit committee financial expert” within the meaning of this Item 16A.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees contractually agreed to with our independent auditors, Reconta Ernst & Young  S.p.A. for the fiscal years ended December 31, 2008 and 2009:

(in thousands of Euros)	Year ended December 31,
	2008	2009
Audit Fees	€155	€120
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total fees	€155	€120

In the above table, in accordance with the SEC’s definitions and rules, “audit fees” are fees for professional services for the audit of a company’s financial statements, and for services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements. Reconta Ernst & Young S.p.A. did not provide any tax compliance services or advice on specific changes in tax regulations for the years ended December 31, 2008 and 2009.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.CHANGE IN CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

The Nasdaq Listing Rules set forth the corporate governance requirements of companies listed on The Nasdaq Stock Market.  Subsection (a)(3) of Listing Rule 5615 provides that a foreign private issuer may follow its home country practices in lieu of the corporate governance requirements of the Nasdaq Stock Market, under certain circumstances.  Pursuant to this Listing Rule 5615(a)(3), we follow Italian practices in lieu of six of the Nasdaq Stock Market’s corporate governance requirements pertaining to: (1) independent directors, (2) our audit committee, (3) solicitation of proxies and provision of proxy statements, (4) quorum requirements, (5) shareholder approval requirements, and (6) executive sessions.  In addition, while we currently comply with Nasdaq’s requirement to have a majority of our independent directors or a committee comprised solely of independent directors determine or recommend compensation for our executive officers and select or recommend director nominees, we are not required to follow these rules, nor does Italian law provide for such requirements.

Majority of Independent Directors

The Nasdaq Stock Market: Listing Rule 5605(b)(1) requires that a majority of the board of directors be “independent.” In order for a director to be considered “independent,” a director may not be an employee of the company or have a relationship with the company which, in the opinion of the company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Italian practices: The presence of a prescribed number of independent directors on the company’s board is neither mandated by any Italian law applicable to the company nor required by the company’s bylaws.

However, Italian law sets forth certain independence requirements applicable to the company’s statutory auditors. The following persons may not be appointed as statutory auditors: a person who is (i) legally incapacitated, bankrupted, or disqualified from holding public or executive offices under Italian law (ii)  a spouse, parent and relative-in-law of someone that is a director of the company, a director of a company that controls the company, or a director of a company that is under common control as the company, or (iii) one whose independence may be jeopardized due to an employment or consultant relationship or any other economic relationship with the company, a company that controls the company, or a company that is under common control as the company. The Italian Civil Code mandates that at least one effective statutory auditor be a chartered public accountant. Each of the current members of the board of statutory auditors is a chartered public accountant.

Audit committee.

The Nasdaq Stock Market:  Listing Rule 5605(c)(3) requires compliance with Rule 10A-3 of the Securities Exchange Act of 1934, as amended, which requires that:

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

Following the termination of our former board of directors in August 2009, our board of statutory auditors temporarily assumed responsibility for the ordinary administration of the company. During this temporary period, we relied on this exemption from both the audit committee requirements provided by Nasdaq and the audit committee requirements provided by Exchange Act Rule 10A-3 for foreign private issuers with a board of statutory auditors established in accordance with local law or listing requirements and subject to independence requirements under local law or listing requirements.

Proxy Solicitation and Proxy Statements

The Nasdaq Stock Market:  Listing Rule 5620(b) requires issuers to solicit proxy statements for all meetings of shareholders and to provide copies of such proxy solicitation to Nasdaq.

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

Quorum requirements.

The Nasdaq Stock Market:  Listing Rule 5620(c) sets forth The Nasdaq Stock Market’s quorum requirement for shareholder meetings, stating that “in no case shall such quorum be less than 33 1/3% of the outstanding shares of the company’s common voting stock.”

Italian practices:  In accordance with Italian law, our shareholders are entitled to attend and vote at an ordinary and extraordinary shareholders’ meetings. Shareholders are notified of two meeting dates for an ordinary and extraordinary shareholders’ meeting (first and second “calls”). The quorum for an ordinary meeting of shareholders on the first call is at least 50% of the outstanding ordinary shares, while on a second call there is no quorum requirement. The quorum for an extraordinary meeting of shareholders is the majority of the capital on the first call and more than one-third of the outstanding capital on a second call.

Shareholder approval requirements.

The Nasdaq Stock Market:  Listing Rule 5635 sets forth certain Nasdaq Stock Market’s shareholder approval requirements in connection with the acquisition of stock or assets of another company, equity based compensation of officers, directors, employees or consultants, a change of control, and private placements. Specifically, Listing Rule 5635(a) requires shareholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if the issuance of securities will have voting power equal to or greater than 20%, number of shares to be issued will be equal to or in excess of 20% of the outstanding number of shares before the issuance of such securities, or any director, officer or “substantial shareholder” gains an increase in outstanding common shares or voting power of 5% or more in connection with such transaction. Listing Rule 5635(b) requires shareholder approval prior to the issuance of securities when such issuance or potential issuance will result in a change of control. Listing Rule 5635(c) requires shareholder approval when an equity incentive plan is established or materially amended or other equity compensation is made or materially amended. Listing Rule 5635(d) requires shareholder approval in connection with a private placement at a price less than the greater of book or market value which results in the issuance of 20% or more of the outstanding common stock prior to the issuance or 20% or more of the outstanding voting power prior to the issuance.

Italian Practice:  Although the Company’s shareholders must authorize the issuance of shares in connection with any capital increase, such power can be granted to the board of directors in advance of any of the above mentioned transactions, if necessary, and none of the Listing Rule 5635 requirements discussed above require specific shareholder approval under Italian law.

Executive Sessions

The Nasdaq Market:  Listing Rule 5602(b)(2) requires that independent directors have regularly scheduled meetings in which only independent directors are present.

Italian Practice: Under Italian law, neither non-executive directors nor independent directors are required to meet in executive sessions. The members of the Company’s board of statutory auditors are required to meet at least every 90 days.

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

2.11
Investors’ Rights Agreement by and among Gentium S.p.A. and Sigma-Tau Finanziaria S.p.A. made as of April 4, 2005, incorporated by reference to Exhibit 4.5 to Amendment No. 1 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on April 7, 2005.

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

4.6	Loan Agreement for €230,000 with Banca Intesa S.p.A., dated December 20, 2006, incorporated by reference to Exhibit 2 to the report on Form 6-K, previously filed with the SEC on February 2, 2007.

Exhibit	Description
4.7	Loan Agreement for €500,000 with Banca Intesa S.p.A., dated December 20, 2006, incorporated by reference to Exhibit 3 to the report on Form 6-K, previously filed with the SEC on February 2, 2007.
4.8	Loan Agreement for €225,000 with Banca Intesa S.p.A., dated December 20, 2006, incorporated by reference to Exhibit 4 to the report on Form 6-K, previously filed with the SEC on February 2, 2007.
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

License and Distribution Agreements
4.12.1
License and Supply Agreement by and between Gentium S.p.A. and Sigma-Tau Pharmaceuticals, Inc. (assignee of Sigma-Tau Industrie Farmaceutiche Riunite S.p.A.) dated December 7, 2001, incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.12.2
Letter Agreement, dated October 12, 2007, between Gentium S.p.A. and Sigma-Tau Pharmaceuticals, Inc., incorporated by reference to Exhibit 99.4 to the report on Form 6-K, previously filed with the SEC on December 12, 2007.

4.12.3*
Amendments to License and Supply Agreement and Letter Agreement, dated December 7, 2001 and October 12, 2007, respectively, effective January 7, 2010, between Gentium S.p.A. and Sigma-Tau Pharmaceuticals, Inc., incorporated by reference to Exhibit 2 to the Form 6-K, previously filed with the SEC on January 11, 2010.

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

4.21*
Technical Transfer Services Agreement, dated February 2, 2009, between Gentium S.p.A. and Patheon Italia S.p.A, incorporated by reference to Exhibit 4.21 to the Annual Report on Form 20-F for the year ended December 31, 2008, previously filed with the SEC on March 31, 2009.

Exhibit	Description
4.22.1
Technical Agreement, dated February 26, 2009, between Gentium S.p.A. and IDIS Limited, incorporated by reference to Exhibit 4.22.1 to the Annual Report on Form 20-F for the year ended December 31, 2008, previously filed with the SEC on March 31, 2009.

4.22.2*
Supply and Distribution Agreement, dated March 6, 2009, between Gentium S.p.A. and IDIS Limited, incorporated by reference to Exhibit 4.22.2 to the Annual Report on Form 20-F for the year ended December 31, 2008, previously filed with the SEC on March 31, 2009.

4.23*
Master Contract Clinical Research Agreement, dated September 29, 2009, between US Oncology Clinical Development and Gentium S.p.A., incorporated by reference to Exhibit 2 to the report on Form 6-K, previously filed with the SEC on December 8, 2009.

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

Certifications and Consents
12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Chief Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15(a)	Consent of Reconta Ernst & Young S.p.A. dated March 31, 2010.

*	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Gentium S.p.A.

We have audited the accompanying balance sheets of Gentium S.p.A. as of December 31, 2009 and 2008, and the related statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gentium S.p.A. at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Reconta Ernst & Young S.p.A.

Milan, Italy

March 31, 2010

GENTIUM S.p.A.
BALANCE SHEETS

Amounts in thousands except share and per share data	As of December 31,
	2008	2009
ASSETS
Cash and cash equivalents	€11,491	€1,392
Accounts receivable	625	3,213
Accounts receivable from related parties, net	816	501
Inventories, net	907	1,551
Prepaid expenses and other current assets	1,682	1,431
Total Current Assets	15,521	8,088

Property, manufacturing facility and equipment, at cost	21,019	21,262
Less: Accumulated depreciation	10,268	11,545
Property, manufacturing facility and equipment, net	10,751	9,717

Intangible assets, net of amortization	95	76
Available for sale securities	510	263
Other non-current assets	24	23
Total Assets	€26,901	€18,167

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	€5,823	€4,379
Accounts payable to Crinos	4,000	-
Accounts payable to related parties	325	286
Accrued expenses and other current liabilities	810	1,907
Current portion of capital lease obligations	65	67
Current maturities of long-term debt	1,346	408
Total Current Liabilities	12,369	7,047

Long-term debt, net of current maturities	3,268	3,098
Capital lease obligations	158	91
Termination indemnities	655	601
Total Liabilities	16,450	10,837

Share capital (€1.00 and no par value as of December 31, 2008 and 2009, respectively; 18,454,292 and 18,302,617 shares authorized as of December 31, 2008 and 2009, respectively; 14,956,317 shares issued and outstanding at December 31, 2008 and 2009)	14,956	106,962
Additional paid in capital	90,619	-
Accumulated other comprehensive loss	(17)	-
Accumulated deficit	(95,107)	(99,632)
Total Shareholders’ Equity	10,451	7,330
Total Liabilities and Shareholders’ Equity	€26,901	€18,167

The accompanying notes are an integral part of these financial statements.

GENTIUM S.p.A.
STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
Amounts in thousands except share and per share data	2007	2008	2009
Revenues:
Product sales to related party	€2,704	€651	€195
Product sales to third parties	2,390	4,792	9,507
Total product sales	5,094	5,443	9,702
Other revenues	15	25	129
Other revenues from related party	2,500	1,970	337
Total Revenues	7,609	7,438	10,168

Operating costs and expenses:
Cost of goods sold	4,584	5,596	4,002
Research and development	14,497	9,569	3,512
General and administrative	6,279	7,668	6,036
Depreciation and amortization	725	998	916
Charges from related parties	748	537	279
Write-down of assets	13,740	3,403	-
	40,573	27,771	14,745
Operating loss	(32,964)	(20,333)	(4,577)

Interest income	1,674	587	49
Foreign currency exchange gain/(loss), net	(4,001)	173	162
Interest expense	(317)	(331)	(159)

Net loss	€(35,608)	€(19,904)	€(4,525)
Net loss per share:
Basic and diluted net loss per share	€(2.52)	€(1.33)	€(0.30)
Weighted average shares used to compute basic and diluted net loss per share	14,105,128	14,956,263	14,956,317

The accompanying notes are an integral part of these financial statements.

GENTIUM S.p.A.

STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Amounts in thousands	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive income/(loss)	Total Shareholders’ Equity
Balance at December 31, 2006	11,774	€11,774	€49,476	€(39,595)	€32	€21,687
Unrealized loss on marketable securities					(34)	(34)
Issuance of ordinary shares in private placement, net	2,354	2,354	32,129			34,483
Issuance of ordinary shares upon exercise of options	28	28	90			118
Issuance of ordinary shares upon exercise of warrants, net	790	790	5,119			5,909
Stock based compensation			1,804			1,804
Net loss for 2007				(35,608)		(35,608)
Balance at December 31, 2007	14,946	€14,946	€88,618	€(75,203)	€(2)	€28,359
Unrealized loss on marketable securities					(15)	(15)
Issuance of ordinary shares upon exercise of options	10	10	28			38
Stock based compensation			1,973			1,973
Net loss for 2008				(19,904)		(19,904)
Balance at December 31, 2008	14,956	€14,956	€90,619	€(95,107)	(17)	€10,451
Unrealized gain on marketable securities					17	17
Stock based compensation prior to no par value resolution			717			717
Resolution of no par value		91,336	(91,336)			-
Stock based compensation subsequent to no par value resolution		670				670
Net loss for 2009				(4,525)		(4,525)
Balance at December 31, 2009	14,956	€106,962	€-	€(99,632)	-	€7,330

The accompanying notes are an integral part of these financial statements.

GENTIUM S.p.A.
STATEMENTS OF CASH FLOWS

Amounts in thousands	For the Year Ended December 31,
	2007	2008	2009
Cash Flows From Operating Activities:
Net loss	€(35,608)	€(19,904)	€(4,525)
Adjustments to reconcile net loss to net cash used in operating activities:
Write-down of intangible assets	13,740	2,175	-
Write-down of inventory	206	1,228	19
Unrealized foreign exchange loss/(gain)	2,951	(337)	(223)
Depreciation and amortization	1,538	1,699	1,300
Stock based compensation	1,804	1,973	1,386
Loss/(Gain) on fixed asset disposal	(15)	7	2
Allowance/(Release) for doubtful accounts	-	1,783	(684)
Loss on marketable securities	-	-	2
Changes in operating assets and liabilities:
Accounts receivable	(1,249)	(1,001)	(2,603)
Inventories	(217)	(625)	(663)
Prepaid expenses and other current and noncurrent assets	(3,426)	568	524
Accounts payable, accrued expenses and deferred revenues	6,103	(310)	363
Termination indemnities	4	(31)	(54)
Net cash used in operating activities	(14,169)	(12,775)	(5,156)

Cash Flows From Investing Activities:
Capital expenditures	(2,890)	(437)	(245)
Intangible assets expenditures	(215)	(154)	(3)
Proceeds on disposal of fixed assets	15	-	-
Sales of marketable securities	-	-	262
Restricted cash	4,000	-	-
Acquisition of Crinos Assets	(8,000)	-	(4,000)
Net cash used in investing activities	(7,090)	(591)	(3,986)

Cash Flows From Financing Activities:
Proceeds from private placements, net of offering expenses	34,483	-	-
Proceeds from warrant and stock option exercises, net	6,027	38	-
Repayments of long-term debt	(724)	(1,216)	(1,108)
Proceeds (repayment) from/of short term borrowings	279	(279)	-
Principal payment of capital lease obligation	(89)	(107)	(65)
Proceeds from long-term debt	-	147	-
Net cash provided by/used in financing activities	39,976	(1,417)	(1,173)

Increase/(decrease) in cash and cash equivalents	18,717	(14,783)	(10,315)
Effect of exchange rate on cash and cash equivalents	(2,958)	310	216
Cash and cash equivalents, beginning of period	10,205	25,964	11,491
Cash and cash equivalents, end of period	€25,964	€11,491	€1,392

Amounts in thousands	For The Years Ended December 31,
	2007	2008	2009
Supplemental disclosure of cash flow information:
Cash paid for interest	€320	€308	€143
Supplemental disclosure of non cash investing and financing activities:
Assets acquired under lease obligations	€328	€-	€-
Non cash item related to asset acquisition	4,000
Offset noncash assets and liabilities with Crinos and Sirton	-	5,327	744

The accompanying notes are an integral part of these financial statements.

GENTIUM S.p.A.

NOTES TO FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2009
 (All amounts in thousands of Euro or U.S. dollars unless specified otherwise)

1.    BUSINESS AND BASIS OF PRESENTATION

Basis of Presentation:     Gentium S.p.A. (“Gentium,” the “Company,” “we,” or “our”) is a biopharmaceutical company focused on the development and manufacture of our primary product candidate, defibrotide, an investigational drug based on single-stranded DNA extracted from pig intestines.  Our development of defibrotide has been focused on the treatment and prevention of a disease VOD, a condition in which some of the veins in the liver are blocked as a result of cancer treatments, such as chemotherapy or radiation treatments, that are given prior to stem cell transplantation.  Severe VOD is the most extreme form of VOD and is associated with multiple-organ failure and high rates of morbidity and mortality.  We have completed two clinical trials, a Phase III trial of defibrotide for the treatment of severe VOD in the U.S., Canada and Israel and a Phase II/III pediatric trial in Europe for the prevention of VOD.  Defibrotide has been given orphan status by the FDA and EMEA, which means that we will have limited market exclusivity upon regulatory approval.  Defibrotide has also been granted fast-track product designation by the FDA for the treatment of VOD.  While we have not yet obtained regulatory approval to market defibrotide, we are authorized to distribute defibrotide on a pre-approved basis under a treatment IND protocol in the U.S. and through a named-patient program throughout the rest of the world.  We do not know of any FDA or EMEA approved treatments for VOD.

We are currently completing certain preclinical and clinical studies requested by regulatory authorities.  As part of our overall strategy, we anticipate filing for regulatory approval for defibrotide in the U.S. and Europe by the end of our second quarter in 2011.  We are also working closely on our U.S. regulatory strategy with our commercial partner, Sigma-Tau Finanziaria S.p.A. and its affiliate Sigma-Tau Pharmaceuticals, Inc., to which we have licensed our commercial rights to defibrotide for both the treatment and prevention of VOD in the Americas.

We have a manufacturing plant in Italy where we produce active pharmaceutical ingredients, which are subsequently used to make the finished forms of various drugs. We believe that we are the sole worldwide producer of defibrotide.  In addition to defibrotide, we manufacture urokinase and sulglicotide, both of which are sold to third parties.  All of the Company’s operating assets are located in Italy.

In 2009, we entered into a supply and distribution agreement with IDIS Limited, whereby IDIS was contracted to be the exclusive supplier of defibrotide on a named-patient supply basis in all countries except other than Italy and the United States of America. We have also instituted an expanded access program for patients diagnosed with severe VOD in the United States who are not eligible to participate in or otherwise lack access to the Phase III clinical trial.  Under an expanded access program, the FDA allows early access to investigational drugs that are being developed to treat serious diseases for which there is no satisfactory alternative therapy.  We decided to undertake this expanded access program due to the large numbers of requests for compassionate use of defibrotide, and the corresponding burden that sites and investigators have been undergoing to obtain institutional review board and FDA approval for such compassionate use requests.  We expect to collect additional usage tolerability and safety data from patients of this program to support our planned New Drug Application for the treatment of Severe VOD and/or the prevention of VOD.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These financial statements are denominated in the currency of the European Union (the Euro or €).  Unless otherwise indicated, all amounts are reported in thousands of Euro or US$, except share and per share data. Management performed an evaluation of the Company’s activities through the date of filing of this annual report on Form 20-F, and has concluded that there are no subsequent events requiring disclosure through the date except for transactions discussed in Note 19.

The accompanying financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the twelve-month period following the date of the balance sheet. Through December 31, 2009, the Company had accumulated losses of approximately €100 million. The Company expects to continue to incur net losses as it continues the development of defibrotide, apply for regulatory approvals and expand our operations.  However, absent the need to fund any additional clinical trials, management believes that the Company’s cash and cash equivalents, including the upfront payment received from Sigma-Tau Pharmaceuticals, Inc. in connection with the expansion of the license agreement for defibrotide in the Americas, together with revenues generated from the Company’s named-patient and cost recovery programs, will be sufficient to meet the Company’s obligations for at least the next twelve months.  If the Company elects to increase its spending above current plans or perform additional clinical trials, the Company may need to obtain additional capital through equity or debt financings, loans and collaborative agreements with corporate partners, which may not be available to the Company on favorable terms, if at all.

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

Reclassifications: Certain prior year amounts have been reclassified to be consistent with the current year presentation. We have reclassified €4.0 million related to our investment in certain assets of Crinos from operating activities to investing activities in our 2007 statement of cash flows, and separately disclosed the related non-cash component in the supplemental disclosure of non-cash investing and financing activities, which was previously only separately disclosed in the notes to the 2007 financial statements. This reclassification did not have any impact our balance sheets or statement of operations. Additionally, we have separately disclosed certain non-cash items in the supplemental disclosure of non-cash investing and financing activities in the 2008 statement of cash flows to be consistent with the current period presentation.  These items were all separately disclosed throughout the notes of the financial statements for the prior year. In 2009, we began separately disclosing revenue received pursuant to a collaborative agreement with our related party Sigma-Tau in the statement of operations and included amounts due from Sigma-Tau under accounts receivable from related parties. This reclassification did not impact total revenues, but had the effect of reducing other revenues by €2,500 and €1,970 for the years ended 2007 and 2008, respectively. This reclassification also increased accounts receivable from related parties, net and decreased prepaid and other current assets by €496 as of December 31, 2008.

Segment information:  The Company is managed and operated as one business. The entire business is managed by a single management team that reports to the chief executive officer. The Company does not operate separate lines of business or separate business entities with respect to any of its product or product candidates.  The Company’s chief operating decision makers review the profit and loss and manage the operations of the Company on an aggregate basis. Accordingly, the Company operates in one segment, which is the biopharmaceutical industry.

Cash and Cash Equivalents:    Cash and cash equivalents include highly liquid, temporary cash investments having original maturity dates of three months or less. For reporting purposes, cash equivalents are stated at cost plus accrued interest, which approximates fair value.

Concentration of Credit Risk and Other Risks and Uncertainties:     Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash, cash equivalents, marketable securities and trade receivables. The Company limits investments to short-term low risk instruments. Trade receivables from one foreign customer are guaranteed by a letter of credit from a primary bank institution. The Company has an exposure to credit risk in its trade accounts receivable, which are typically unsecured, from sales of defibrotide through its named-patient and cost recovery programs. As of December 31, 2009 two distributors accounted for approximately 65% and 15% of our accounts receivable, respectively. As of December 31, 2008, two customers accounted for approximately 62% and 31% of our accounts receivable, respectively. We are exposed to risks associated with foreign currency transactions to use U.S. dollars to make contract payments denominated in euros and vice versa. As the net positions of our unhedged foreign currency transactions fluctuate, our earnings might be negatively affected. We currently do not utilize forward exchange contracts or any type of hedging instruments to hedge foreign exchange risk as we believe our overall exposure is relatively limited. For the year ended December 31, 2009, three customers accounted for 47%, 28% and 12% of our product sales to third parties, respectively. For the year ended December 31, 2008, two customers accounted for 56% and 40% of our product sales to third parties, respectively. For the year ended December 31, 2007, two customers accounted for 71% and 29% of our product sales to third parties, respectively.

The Company is subject to a number of risks, including its ability to successfully obtain regulatory approval for defibrotide, the uncertainty that defibrotide will become a successful commercial product, its ability to generate projected revenue through its named-patient and cost recovery programs, its dependence on corporate partners, its ability to obtain financing, if necessary, and potential changes in the health care industry.

Trade accounts receivable:  Trade accounts receivable are recorded net of allowances for distributors’ fees where we are not invoiced directly and doubtful accounts. Estimates for distributors’ fees are based on contractual terms. Estimates for our allowance for doubtful accounts is determined based on existing contractual payment terms, historical payment patterns of our customers and individual customer circumstances.

Inventories:    Inventories consist of raw materials, semi-finished and finished active pharmaceutical ingredients and defibrotide distributed through the named-patient and treatment IND programs.  Inventories are stated at the lower of cost or market, cost being determined on an average cost basis, which approximates the first-in-first-out method. Prior to commencement of selling defibrotide through the named-patient and cost recovery programs, we had expensed all costs associated with the production of defibrotide as research and development expenses. Subsequent to signing the agreements associated with the named-patient and cost recovery programs, we capitalized the subsequent costs of manufacturing defibrotide as inventory, including costs to convert existing raw materials to active pharmaceutical ingredients and costs to package and label previously manufactured inventory whose costs had already been expensed as a research and development expense. Until we sell the inventory for which a portion of the costs were previously expensed, the carrying value of our inventories and our cost of sales will reflect only incremental costs incurred subsequent to the signing of these agreements.

The Company periodically reviews its inventories and items that are considered outdated or obsolete are reduced to their estimated net realizable value. The Company estimates reserves for excess and obsolete inventories based on inventory levels on hand, future purchase commitments, and current and forecasted product demand. If an estimate of future product demand suggests that inventory levels are excessive, then inventories are reduced to their estimated net realizable value. We also review our inventory for quality assurance and quality control issues identified in the manufacturing process and determine if a write-down is necessary.

We expense costs relating to the production of clinical products as research and development expense in the period incurred, which are not expected to be sold through the named-patient and cost recovery programs and will continue to do so until we receive an approval letter from the United States Food and Drug Administration, or FDA, or European Medicines Agency, or EMEA, for a new product or product configuration.  Upon receipt of an approval letter from FDA or EMEA for a new product or product configuration, we will begin to capitalize the subsequent inventory costs relating to that product configuration.

Property, Manufacturing Facility and Equipment:    Property and equipment are carried at cost, subject to review for impairment of significant assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Repairs and maintenance are charged to operations as incurred, and significant expenditures for additions and improvements are capitalized if they extend the useful life or capacity of the asset. Leasehold improvements are amortized over the economic life of the asset or the lease term, whichever is shorter. Depreciation is calculated on a straight-line basis over the estimated useful life of the respective assets, ranging from five to twenty years.

The cost of property, manufacturing facility and equipment also includes a proportionate share of the Company’s financing costs. The amount of interest cost to be capitalized for qualifying assets is that portion of the interest cost incurred during the assets’ acquisition periods that could have been avoided if expenditures for the assets had not been made. Interest expense capitalized is amortized over the same life as the underlying constructed asset.

Computer Software We capitalize costs of computer software obtained for internal use. Such costs are included in property, manufacturing facility and equipment and amortized over the estimated useful life of the software.

Intangibles:    Intangible assets are stated at cost and amortized on a straight-line basis over their expected useful life, estimated to be five to ten years for licenses and trademarks.

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

Revenue Recognition:    The Company recognizes revenue from the sale of products to a related party, Sirton, third parties and from collaborative arrangements.

Product Sales: Revenues from product sales are recognized when there is persuasive evidence that an arrangement exists, delivery to the customer has occurred and title passes to the customer, the price is fixed or determinable and collectability is reasonably assured. Upon recognition of revenue from product sales, provisions are made for customer incentives such as cash discounts for minimum amounts ordered, distributor fees and expected returns of expired products, as appropriate.

Items deducted from Gross Product Sales:

•
Distributor fees: We entered into an agreement with distributors to manage defibrotide as an investigational drug on a named-patient and cost recovery basis. We recognize a fee to distributors based on a contractually determined fixed percentage of sales. These fees are accrued at the time of the sale and offset against product sales and are typically granted within 60 days after the issuance of a sales report. Distributor fees that are invoiced directly to us are recorded in accrued expenses and other current liabilities in our balance sheets.

•
Cash discounts: We recognize a price discount to a customer if a minimum number of purchase quantities are purchased in a calendar year. We establish a reserve based on estimates of the amounts earned or to be claimed on the related sales, which is classified as accrued expenses and other current liabilities in our balance sheets, and as a reduction of product sales.

•
Product returns: We do not provide our customers with a general right of product return, but permit returns if the product is damaged or defective when received by the customer or if the product has expired. Our estimates for expected returns of expired products are based primarily on an ongoing analysis of historical return patterns. To date there have been no returns due to product expiration.

Collaborative arrangements with multiple deliverables are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration received from these arrangements is allocated among the separate units based on their respective fair value, and the applicable revenue recognition criteria are applied to each separate unit. Revenues from collaborative arrangements generally include manufacturing fee arrangements if the research and development efforts ever reach the commercialization phase.

Revenue from non-refundable up-front license fees and milestone payments are recognized as performance occurs and our obligations are completed. In accordance with the specific terms of the Company’s obligations under these arrangements, revenue is recognized as the obligation is fulfilled or ratably over the development or manufacturing period. Revenue associated with substantive at-risk milestones is recognized based upon the achievement of the milestones as defined in the respective agreements. Revenue from reimbursement of research costs under collaborative arrangements is recognized as the related research and development costs are incurred, as provided for under the terms of these arrangements. Advance payments received in excess of amounts earned are classified as deferred revenue until earned in the balance sheets.

Costs incurred by the Company for shipping and handling are included in cost of goods sold.

The Company recognizes revenue from royalties based on the licensees’ sales of the Company’s products or technologies. Royalties are recognized as earned in accordance with the contract terms when royalties from licensees can be reliably measured and collectability is reasonably assured.

Research and Development:    Research and development expenditures are charged to operations as incurred. Research and development expenses consist of costs incurred for proprietary and collaborative research and development, including activities such as product registration and investigator-sponsored trials. Research and development expenses include salaries, benefits and other personnel related costs, clinical trial and related trial product manufacturing costs, contract and other outside service fees, employee stock based compensation expenses and allocated facilities and overhead costs, offset by research and development tax credits due from the Italian Tax Authorities.

Clinical Trial Accruals:     The Company accrues for the costs of clinical studies conducted by contract research organizations based on the estimated costs and contractual progress over the life of the individual study. These costs can be a significant component of research and development expenses.

Income Taxes:    The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences related to the temporary differences between the carrying amounts and the tax basis of assets and liabilities and net operating loss carry-forwards, all calculated using presently enacted tax rates. Valuation allowances are established when necessary to reduce deferred tax assets when it is considered more likely than not that tax assets will not be recoverable.

Foreign currency transactions:    The Company has no foreign subsidiaries and, therefore, has no translation adjustment in the financial statements. However, net realized and unrealized gains and losses resulting from foreign currency transactions that are denominated in a currency other than the Company’s functional currency, the Euro, are included in the statements of operations.

Share Based Compensation:     The Company has always accounted for share based compensation on the basis of fair value. Compensation expense for awards that are ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service period of the equity compensation award, which is generally the vesting period.

From time to time, the Company grants options to persons other than officers, employees and directors, such as consultants.  Equity instruments granted to such persons requires the measuring of the fair value of that instrument at the earlier of either the date at which a commitment for performance by the counterparty to earn the equity instruments is reached, or the date at which the counterparty’s performance is complete.  Fair value of all option grants are estimated on the grant date using the Black-Scholes option-pricing model. The Black-Scholes model takes into account volatility in the price of the Company’s stock, the risk-free interest rate, the estimated life of the option, the closing market price of the Company’s stock and the exercise price.

Fair Value of Financial Instruments:    The carrying amounts of cash and cash equivalents, accounts receivables, prepaid expenses, other current assets, accounts payable and accrued expenses approximate fair values due to the short-term maturities of these instruments. Marketable securities are carried at the market price.

Comprehensive Income:  Comprehensive loss is comprised of net loss and other comprehensive income or (loss), or OCI.  OCI includes certain changes in stockholders’ equity that are excluded from net loss.  Specifically, we include only unrealized gains or losses on our available for sale securities in OCI.  Other comprehensive loss, net of tax, for the years ended December 31, 2007, 2008 and 2009, was €(35,642), € (19,853) and €(4,508), respectively.

Loss Per Share: Basic net loss per share is based upon the weighted-average number of common shares outstanding and excludes the effect of dilutive common stock issuable from stock options and warrants. In computing diluted loss per share, only potential common shares that are dilutive, or those that reduce earnings per share, are included. The issuance of common stock from stock options and warrants, is not assumed if the result is anti-dilutive, such as when a loss is reported

Recently Issued Accounting Standards:

The FASB issued the ASC (Accounting Standard Codification), which defines the new hierarchy for U.S. GAAP. The ASC is now the sole source for all authoritative non-governmental accounting guidance, with the exception of grandfathered guidance, SEC rules and interpretive releases and Statement of Financial Accounting Standards No. 166 and No. 167. The ASC did not change U.S. GAAP. The ASC was effective for all reporting periods that ended after September 15, 2009. The Company adopted the ASC in 2009.

In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-6, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements, which expands fair value disclosure requirements. Transition will be in two phases with expanded disclosures regarding activity for Level 1 and 2 applicable for the Company on January 1, 2010 and expanded disclosures for Level 3 activity effective on January 1, 2011.

In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. This ASU amends the FASB Accounting Standards Codification for Statement 167. In June 2009, the FASB issued Statement of Financial Accounting Standards No.167,  Amendments to FASB Interpretation No. 46(R)  (SFAS No. 167). SFAS No.167 eliminates FASB Interpretation No. 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS No. 167 is effective for fiscal years beginning after November 15, 2009, which for the Company is January 1, 2010, with earlier adoption prohibited. The Company does not expect the adoption of ASU 2009-17 to have an effect on its financial statements.

In December 2009, the FASB issued ASU 2009-16, Accounting for Transfers of Financial Assets. This ASU amends the FASB Accounting Standards Codification for Statement 166.  In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166,  Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140  (SFAS No. 166). SFAS No. 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS No. 166 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009, which for the Company is 2010, and in interim periods within those fiscal years, with earlier adoption prohibited. The Company does not expect the adoption of ASU 2009-16 to have an effect on its financial statements.

In October 2009, the FASB issued ASU 2009-13, Multiple Deliverable Revenue Arrangements (ASU 2009-13), which amended the accounting standards for multiple element arrangements to:

•	provide updated guidance on whether multiple deliverables exist, how the elements in an arrangement should be separated, and how the consideration should be allocated;

•
require an entity to allocate revenue in an arrangement using estimated selling prices (ESP) of each element if a vendor does not have vendor-specific objective evidence of selling price (VSOE) or third-party evidence of selling price (TPE); and

•	eliminate the use of the residual method and require a vendor to allocate revenue using the relative selling price method.

ASU 2009-13 is effective for fiscal years beginning after June 15, 2010, which for the Company is January 1, 2011, with early application permitted. The Company is currently evaluating the impact, if any, ASU 2009-13 will have on the Company’s financial statements.

In August 2009, the FASB issued ASU 2009-05, Fair Value Measurements and Disclosures (ASU 2009-05), which amends ASC Topic 820, Fair Value Measurements  (ASC 820). The update addresses practice difficulties caused by tension between fair-value measurements based on the price that would be paid to transfer a liability to a new obligor and contractual or legal requirements that prevent such transfers from taking place. ASU 2009-05 was adopted on October 1, 2009 and did not have a material impact on our financial position, results of operations or cash flows.

In May 2009, ASC 855 established principles and requirements for the evaluation, recognition and disclosure of subsequent events. In particular, this topic sets forth the period after the balance sheet date during which management of reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. Our adoption of ASC 855 in the year ended December 31, 2009 did not have an impact on its financial position or results of operations.

3.    RELATED PARTIES

The Company has significant relationships with two privately owned Italian companies, FinSirton and its wholly owned subsidiary, Sirton. FinSirton, the parent company of several businesses, is the Company’s largest shareholder (approximately 25% ownership at December 31, 2009) and was originally the Company’s sole shareholder. The Company’s former Chief Executive Officer and President and a current member on our board of directors, Dr. Laura Ferro, together with members of her family control FinSirton, and previously served as a member of Sirton’s Board of Directors.

Historically, FinSirton and Sirton provided the Company with a number of business services such as purchasing, logistics, quality assurance, quality control, analytical assistance for research and development, and regulatory services as well as office space, personnel, administrative services, information technology systems and accounting services.  Although the Company has substantially reduced the functions and activities provided by FinSirton and Sirton, the Company still depends on Sirton for certain infrastructure costs, manufacturing capacity and quality control.  These service agreements have recurring one year terms that may be terminated by either party upon written notice to the other party at least one month prior to the expiration of the term.

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

Finally, the Company leases space for manufacturing, offices, laboratories and storage facilities from Sirton and FinSirton. These agreements expire on December 31, 2010 and 2013. Total expense under these operating leases for the years ended December 31, 2007, 2008 and 2009 amounted to €199, €199 and €198, respectively.  See Note 18 for such operating lease commitments.

For the years ended December 31, 2007, 2008 and 2009, the Company had the following transactions with FinSirton and Sirton:

	For the Year Ended December 31,
	2007	2008	2009
Revenues
Product sales	€2,704	€651	€195

Expenses
Cost of goods sold	248	353	296
Research and development	185	298	-
Charges from related parties	748	537	279

Total	1,181	1,188	575

As of December 31, 2008 and 2009 the Company had the following balances with FinSirton and Sirton:

	December 31,
	2008	2009

Accounts Receivable – Sirton	€2,103	€1,382
Allowance of doubtful accounts	(1,783)	(1,099)
Accounts Receivable, net	320	283

Accounts Payable Sirton	320	283
Account Payable FinSirton	5	3
	325	286

Sirton has been unable to make timely payments on outstanding receivables.  At December 31, 2009, proceeds from collections of our accounts receivable from Sirton amounted to €202. The Company and Sirton formally offset €744 and €3,227 of payables due to Sirton against the same amount of receivables due from Sirton, for the year ended December 31, 2009 and 2008, respectively. Outstanding payables due to Sirton can be legally offset with accounts receivables due from Sirton.

Currently, Sirton is evaluating its strategic options in order to avoid bankruptcy, which raises doubt regarding the ability to realize the net receivable outstanding. Prior to 2008 there was no allowance for the accounts receivables due from Sirton as whole amounts were received relating to those receivables. While the Company continues to pursue the collection of such net receivable, in 2008 we established an allowance for doubtful accounts of €1,783, which was partially released in 2009 for €684, as general and administrative expenses, and we have not recognized revenue from product sales to Sirton that occurred after March 2008, unless such sales were paid in advance, because one of the criteria indicated by SAB 104 (“collectability is reasonably assured”), was not met. As a result, the Company has significantly eliminated its ongoing activities which result in additional receivables from Sirton and is entering into agreements with alternative customers and contract manufacturers. Approximately 53%, 12% and 2% of the Company’s product sales for the years ended December 31, 2007, 2008 and 2009, respectively, have been to Sirton.

The Company is also party to a License and Supply Agreement with Sigma-Tau Pharmaceuticals, Inc. pursuant to which we have licensed the right to market defibrotide to treat and prevent VOD in North America, Central America and South America to Sigma-Tau Pharmaceuticals, Inc. and pursuant to which Sigma-Tau Pharmaceuticals, Inc has agreed to purchase defibrotide for this use from us.  Sigma-Tau Pharmaceuticals, Inc. is an affiliate of Sigma-Tau Finanziaria S.p.A.  One of our board members, Marco Codella, is the Chief Financial Officer of Sigma-Tau Industrie Farmaceutice Riunite S.p.A., which is a wholly-owned subsidiary of Sigma-Tau Finanziaria S.p.A. See Note 4 for more discussion on our relationship with Sigma-Tau.

The accounting policies applied to transactions with affiliates are consistent with those applied in transactions with independent third parties and management believes that all related party agreements are negotiated on an arm’s length basis.

4.  COLLABORATIVE ARRANGEMENTS

In December 2001, the Company entered into a license and supply agreement with Sigma-Tau Pharmaceuticals, Inc. (as assignee of Sigma-Tau Industrie Farmaceutiche Riunite S.p.A., hereinafter referred to as “Sigma-Tau”). Under the multi-year agreement, Sigma-Tau obtained exclusive rights to distribute, market and sell defibrotide to treat VOD in the United States. In 2005, the Company expanded Sigma-Tau’s current license territory to all of North America, Central America and South America (collectively, the “Americas”). As reported in footnote 19, effective January 7, 2010, the Company expanded the license agreement to include the intravenous formulation of defibrotide to prevent VOD in the Americas.  This license expires on the later of the eighth year of the Company’s launch of the product or the expiration of the U.S. patent regarding the product, which expires in 2010.  In return for the license, Sigma-Tau agreed to pay the Company an aggregate of $19,350, of which €9,173 ($11,350) has been received to date, based on the exchange rate in effect on the date of receipt. As reported in footnote 19, the amount that has not been received, equal to $8,000, represents milestone payment due upon approval from the FDA and the transfer of the approved NDA to Sigma-Tau. The agreement also envisions that the Company will produce and supply defibrotide to Sigma-Tau for marketing and distribution in the United States if and when the drug is approved by the FDA.

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

On October 12, 2007, the Company and Sigma-Tau entered into a cost sharing agreement to address the need for additional funding not included in the original license and supply agreement. Under this agreement Sigma-Tau will reimburse the Company for 50% of certain costs incurred in the Company’s ongoing Phase III clinical trial of defibrotide to treat severe VOD. We recognize the reimbursement of research and development expenses as revenue when we incur the costs subject to reimbursement. For the year ended December 31, 2009, the Company recorded €0.10 million of contributions received from Sigma-Tau accounted as other revenue.

In December 2009, we recognized €234 ($350) as a milestone payment from Sigma-Tau for completing the phase III pivotal study.

The following table outlines the nature and amount of other revenue recognized under the cost sharing agreement in the accompanying financial statements:

	For the Year Ended December 31,
	2007	2008	2009
Research and development cost reimbursement	€2,360	€1,970	€103
Upfront payments recognized ratably	€140	€-	€-
Milestone payments	€-	€-	€234
	€2,500	€1,970	€337

The following table outlines the receivable that Sigma-Tau Pharmaceuticals, Inc. has agreed to pay as a reimbursement of costs incurred on Phase III trial for the treatment of severe VOD pursuant to a cost-sharing letter agreement between the Company and Sigma-Tau. The balance was classified as accounts receivable from related parties in the accompanying financial statements:

	December 31,
	2008	2009
Accounts Receivable from Sigma-Tau	€496	€218

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

The Company entered into this transaction for long term strategic purposes. Specifically, to allow the Company to be able to manage defibrotide globally with control over the distribution of defibrotide and the flexibility to market defibrotide itself or seek marketing partners for the European market. As a result, in 2007 the Company wrote off all but €2,260 of the €16,000 purchase price (€13,740 charge) based primarily on an analysis of the net present value of the estimated future cash flows from the sales of only the oral formulation of defibrotide to treat vascular disease of thrombosis through December 31, 2008, as well as other cash flows through 2012.

In 2008, the Company decided not to renew the agreements entered into with Crinos for the distribution of Prociclide and Noravid in Italy, and allowed such agreements to expire on December 31, 2008.  Accordingly, the Company evaluated the recoverability of the marketing authorizations and trademarks from its expected future cash flows and, as reported in footnote 9, as of December 31, 2008, the Company wrote down the remaining net book value of such assets amounting to €847 and €848, respectively.

On August 19, 2009, the Italian Agency accepted the Company’s request to withdraw the marketing authorization for Prociclide and Noravid.  On September 30, 2009, the Italian Agency granted an additional 180 days to complete the sale of products that were previously distributed.  The Company made the request to withdraw the marketing authorization of these forms of defibrotide as part of the Company’s overall strategy regarding the development of defibrotide to treat and prevent VOD.

6.    INVENTORIES

The Company’s inventories consisted of:

	December 31,
	2008	2009
Raw materials	€526	€407
Semi-finished goods	117	136
Finished goods	264	1,008
Total	€907	€1,551

At December 31, 2008 and 2009, respectively, the Company reserved €56 and €75 to adjust a by-product cost to its net realizable value.  As of December 31, 2008, the Company, in connection with the expiration and non-renewal of the distribution agreement entered into with Crinos, wrote down  €1,228 of semi-finished and finished Prociclide and Noravid in our inventory which included products returned by Crinos in January 2009. Prior to signing the named-patient and cost recovery agreements, all costs associated with the production of defibrotide were expensed as research and development expenses.

7.    PREPAID EXPENSES AND OTHER CURRENT ASSETS

The Company’s prepaid expenses and other current assets consisted of:

	December 31,
	2008	2009
VAT receivables	€1,161	€581
Tax credit	299	582
Other prepaid expenses and current assets	222	268
Total prepaid expenses and current assets	€1,682	€1,431

The value added tax (“VAT”) amounts represent a tax on the value of consumption. VAT has no effect on the Company’s operating results, as payments and receipts are allowed to be netted against each other in periodic filings with the tax authorities. The VAT payment system is a “custodial” relationship. VAT liabilities are generated when the Company invoices customers, including the VAT amount, and VAT receivables are created when the Company purchases goods and services subject to VAT.  The decrease in VAT receivable is due to the utilization of €516 to offset the payment of an equivalent amount of social securities and withholding tax,  reimbursement of quarterly VAT credit of €516 and the increase in 2009 VAT receivables of €452.

The tax credit includes a residual amount of €350 as government grants received, in the form of a tax credit, for 2008 research and development activities, which is expected to be utilized in the first quarter of 2010 to offset social securities and withholding tax due.  Additionally, the tax credit includes €232 of government grants due in the form of a tax credit for 2009 research and development activities, which will be utilized in the fourth quarter of 2010 after the Company has filed its 2009 tax return.

2008 and 2009 tax credit benefits have been accounted for in the second quarter of 2009 based on reliable estimates of the amount of tax credit to which the Company is entitled. The credits were accounted for in compliance with Law 244/07 and Law 296/06 enacted by the Italian Parliament, which established a tax credit in the measure of 10% of the research and development costs incurred in taxable year 2007/2009 (increased to 40% of the costs incurred on contracts entered into with University and Public Research Centers). On January 28, 2009, Decree N. 185/2008, released by the Italian Authorities, which amended Law 244/07 and Law 296/06 regarding the utilization of the tax credit, was converted into Law N. 2/2009. The law indicates that pre-approval (so called “nulla osta”) by the Tax Authority is required for the utilization of the tax credit and that filing the annual tax return is not alone sufficient to claim the utilization of such credit. On June 15 2009, we obtained such pre-approval for our 2008 and 2009 tax credits, which eliminated the uncertainty on the recoverability of such credit. For these reasons, the tax credit on 2008 and 2009 research and development activities, were recognized in the second quarter of 2009.

8.    PROPERTY, MANUFACTURING FACILITY AND EQUIPMENT

The Company’s property, manufacturing facility and equipment consisted of:

	December 31,
	2008			2009
	Cost	Accumulated Depreciation	Net book value	Cost	Accumulated Depreciation	Net book value
Land and building	€2,686	1,254	1,432	€2,687	1,327	1,360
Plant and machinery	14,977	7,587	7,390	15,184	8,508	6,676
Industrial equipment	1,264	695	569	1,269	764	505
Furniture and fixtures	1,060	473	587	1,084	562	522
Leasehold improvements	322	154	168	325	231	94
Internally Developed Software	674	105	569	685	153	532
Construction in progress	36	-	36	28	-	28
	€21,019	10,268	10,751	€21,262	11,545	9,717

As of December 31, 2007, 2008 and 2009, property, manufacturing facility and equipment include €460 of lab instruments acquired under capital lease agreements. The related accumulated depreciation at December 31, 2007, 2008 and 2009 was €47, €92 and €138, respectively.

9.  INTANGIBLE ASSETS

The Company’s intangible assets consisted of:

	December 31,
	2008				2009
	Cost	Accumulated amortization	Impairment	Net book value	Cost	Accumulated amortization	Net book value
Patent rights	€1,230	750	480	-	€-	-	-
Licenses and trademarks	1,297	355	847	95	171	95	76
Marketing authorizations	1,131	283	848	-	-	-	-
Total	€3,658	1,388	2,175	95	€171	95	76

The amount of amortization expense for the years ended December 31, 2007, 2008 and 2009 was €479, €476 and €22, respectively. We estimate that we will incur amortization for the years ended December 31, 2010, 2011, 2012, 2013, and 2014 of €23, €20, €11, €11, and €11, respectively.

As of December 31, 2008, the Company terminated the distribution agreement entered into with Crinos and in 2009 submitted a request for the withdrawal of Prociclide and Noravid (both forms of defibrotide) from the Italian market.  Such plan raised significant doubt concerning the recoverability of these assets expected to be derived from future cash flows, which required the Company, as of December 31, 2008, to write-down the remaining net book value of the trademark and Italian marketing authorizations for Prociclide and Noravid of €847 and €848, respectively.

In connection with the expiration and non-renewal of the distribution agreement with Crinos and the Company’s plan to withdraw Prociclide and Noravid from the Italian market, the Company revised the asset value of the capitalized cost of patents for which no future benefits are reasonably assured. Changes in the carrying value are the result of the lack of future benefits to be derived over the remaining useful life from these assets.  The impact of the change resulted in an increase of net loss of €480, which has been included in the write-down of assets in the statement of operations for the year ended December 31, 2008.

10. FAIR VALUE MEASUREMENT

The table below presents information about assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2009 and 2008 with the valuation techniques the Company utilized to determine such fair value, as required since accounting pronouncement revisions adopted by the Company in 2008. Fair values determined based on Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company’s Level 1 assets consist of cash and marketable debt securities. Fair values determined based on Level 2 inputs utilize observable quoted prices for similar assets and liabilities in active markets and observable quoted prices for identical or similar assets in markets that are not very active. Fair values determined based on Level 3 inputs utilize unobservable inputs and include valuations of assets or liabilities for which there is little, if any, market activity. Level 3 assets or liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques, as well as significant management judgment or estimation.

		Fair Value Measurements at December 31, 2009 using
	Total Carrying Value at December 31, 2009	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	€1,392	€1,392	€-	€-
Available for sale securities	263	263

Total	€1,655	€1,655	€-	€-

		Fair Value Measurements at December 31, 2008 using
	Total Carrying Value at December 31, 2008	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	€11,491	€11,491	€-	€-
Available for sale securities	510	510

Total	€12,001	€12,001	€-	€-

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

11.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of:

	December 31,
	2008	2009
Accrued compensation and employee benefits	€268	€1,320
Due to social security	218	134
Withholding tax due	133	131
Other payables	191	322
Total	€810	€1,907

Accrued compensation and employee benefits includes accruals related to employee, director and management compensation.

12.    CREDIT FACILITY, LONG-TERM DEBT AND LEASES

Long term debt, net of current maturities consists of:

			December 31,
			2008	2009
a	)	Mortgage loan bearing interest at the Euribor 6 month rate plus 1.0% due June 2015 (3.97% and 1.99% at December 31, 2008 and 2009, respectively)	2,200	2,000
b	)	Equipment loan secured by marketable securities, bearing interest at the Euribor 3 months rate plus 1.70% due April 2012 (4.59% and 2.40% at December 31, 2008 and 2009, respectively)	656	394
c	)	Equipment loan bearing interest at the Euribor 3 months rate plus 1.20% due June 2012 (4.09% and 1.90% at December 31, 2008 and 2009, respectively)	625	437
d	)	Financing loan bearing interest at the Euribor 1 months rate plus 1.00% due December 2012 (3.60% and 1.453% at December 31, 2008 and 2009, respectively)	314	222
e	)	Equipment loans secured by the underlying equipment pursuant to the Sabatini Law, interest at 2.1%	131	-
f	)	Research loan from the Italian Ministry for University and Research, interest at 1% per annum, due January 2012	249	145
g	)	Financing loan bearing interest at the Euribor 3 months rate plus 1.00% due December 2012 (3.89% and 1.70% at December 31, 2008 and 2009, respectively)	148	113
h	)	Equipment loan bearing interest at the Euribor 3 months rate plus 0.80% due December 2012 (3.69% and 1.50% at December 31, 2008 and 2009, respectively)	144	110
i	)	Research loan from the Italian Ministry for University and Research, interest at 1% per annum, due January 2012	147	85
			4,614	3,506
		Less current maturities	(1,346)	(408)
		Total	€3,268	€3,098

The equipment loan in the amount of €437 requires the Company to maintain €5,000 of net shareholders’ equity determined in accordance with Italian generally accepted accounting principles. The Company was in compliance with the covenant at December 31, 2008 and 2009.

The Company’s marketable securities consist of debt securities, which have been pledged to secure the Company’s repayment of the loan from Banca Intesa-Mediocredito S.p.A. The loan agreement requires that pledged securities equal at least 50% of the remaining loan principal at all times. Accordingly, such securities have been gradually released from the pledge as the Company repaid the principal of the loan. The total amount of pledged securities as of December 31, 2008 and 2009 was €510 and €263, respectively.

In December 2009, in connection with a national agreement among the Italian Bank Association and the Italian Ministry of Economics and Enterprise Organizations, companies that met certain criteria, such as good standing, qualification of small and medium enterprises, were eligible to apply for a deferment on the payment of principal debt outstanding for a twelve-month period.  Except for our research loan incurred with the Italian Ministry for University and Research, which was not eligible, we requested and obtained deferment on payment of our principal loan payment originally due in the next twelve months for €1,113.

The maturities of long-term debt are as follows:

December 31,
2011	1,231
2012	867
2013	400
2014	400
Thereafter	200
Total	€3,098

13. INTEREST RATE CAP AGREEMENTS

On June 28, 2006, the Company entered into an interest rate cap agreement with BNL providing protection against fluctuations in interest rates with respect to 50% of the total loan commitment. The Euribor rate portion of the interest rate was capped at 4.00%.  The agreement expires on June 28, 2011. At that time 50% of the principal is scheduled to be repaid. The fair market value of the interest cap agreement as of December 31, 2009 is (€12).

On July 4, 2006 the Company entered into an interest rate cap agreement with San Paolo IMI S.p.A. providing protection against fluctuations in interest rates with respect to 50% of the total loan commitment. The Euribor rate portion of the interest rate was capped at 3.75%. The agreement expired on July 6, 2009.

On July 5, 2006 the Company entered into an interest rate cap agreement with Banca Intesa S.p.A. providing protection against fluctuations in interest rates with respect to 50% of the total loan commitment. The Euribor rate portion of the interest rate was capped at 3.70%. The agreement expired on July 5, 2009.

14. INCOME TAXES

The Company has not had income tax expenses for the years ended December 31, 2007, 2008 and 2009.

The components of the Company’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2008	2009
Deferred tax assets:
Net operating losses	€15,532	€15,455
Capitalization of research & development costs	5,865	6,925
Property, plant and equipment	744	642
Write down of intangible assets	3,658	2,765
Allowance on doubtful account	477	289
Inventory write-off	249	209
Other	18	116
Deferred tax assets	26,534	26,401
Deferred tax liabilities:
Other	--
Deferred tax liabilities	--
Net deferred tax assets	26,534	26,401
Valuation Allowance	(26,534)	(26,401)
Net deferred taxes	€--	€--

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

As of December 31, 2009, the Company’s tax position and relative carry-forward is as follows:

Year	Tax loss	Tax benefit	Expiring date
2005	5,883	1,618	2010
2006	11,248	3,093	2011
2007	18,956	5,213	2012
2008	13,520	3,718	2013
2009	6,593	1,813	2014

The Company provided no benefit for its operating losses due to the accumulated losses noted above.

15. SHAREHOLDERS’ EQUITY

The Company had 14,956,317 ordinary shares, €1.00 par value per share, and 14,956,317 ordinary shares, no par value per share, issued and outstanding as of December 31, 2008 and December 31, 2009, respectively.  On December 31, 2009, the authorized shares were 18,302,617.  Authorized capital is as follows:

	December 31
	2008	2009
Issued and outstanding	14,956,317	14,956,317
Reserved for share option plans	2,500,000	2,500,000
Reserved for exercise of warrants	846,300	846,300
Reserved for future offerings	151,675	-
	18,454,292	18,302,617

On April 28, 2006, our shareholders granted our board of directors the power to increase the capital of our company in cash, up to €90 million of par value, in one or more transactions, and to reserve all or part of such amount for the exercise of warrants issued by means of the same resolution of our board of directors providing for the relevant capital increase.  As of December 31, 2009, our board of directors has authorized the issuance of 4,915,171 ordinary shares in connection with this resolution by our shareholders.

On June 30, 2009, our shareholders granted our board of directors the power to increase the capital of our company in cash, up to an amount equal to €100 million on a separable basis, in one or more transactions, for a rights offering, and to reserve all or part of such amount for the exercise of warrants issued by means of the same resolution of our board of directors providing for the relevant capital increase.  With the same resolution our shareholders granted our board of directors the power to cancel the par value of the ordinary shares of the Company, which was completed on June 30, 2009. As of December 31, 2009, our board of directors has not authorized the issuance of any shares pursuant to this resolution by our shareholders.

Warrants

A summary of the warrant activity for the three years ended December 31, 2009 is presented below.

	Warrants	Weighted Average Exercise Price
Balance, December 31, 2006	1,637,004	€9.63	$11.18
Granted	-	-	-
Exercised	(790,704)	€7.51	$10.57
Cancelled	-	-	-
Balance, December 31, 2007	846,300	€6.29	$11.75
Granted	-	-	-
Exercised	-	-	-
Cancelled	-	-	-
Balance, December 31, 2008	846,300	€6.29	$11.75
Granted	-	-	-
Exercised	-	-	-
Cancelled
Balance, December 31, 2009	846,300	€6.29	$11.75

The following is a summary of outstanding warrants as of December 31, 2009:

	Number of warrants issued	Number of warrants exercised	Number of warrants cancelled	Number of warrants outstanding
Warrant issued in conjunction with Promissory note	503,298	22,734	-	480,564
Initial Public Offering	151,200	107,990	-	43,210
2005 private placement	713,518	713,518	-	-
2006 private placement	466,446	143,920	-	322,526
Total	1,834,462	988,162		846,300

In conjunction with the convertible promissory notes sold in a private placement from October 2004 to January 2005, the Company issued warrants for the purchase of an aggregate of 503,298 ordinary shares at a purchase price (as adjusted) of $9.52 per share. The warrants are fully vested, exercisable at the option of the holder, in whole or in part, and expire on the later of five years and three months from the date of grant or four years and three months from our initial public offering date. Through December 31, 2009, the Company issued 22,734 ordinary shares upon exercise of these warrants for proceeds of $216 (€170). As of  the date of the filing of these financial statements 395,586 warrants expired.

In connection with its initial public offering (“IPO”), the Company granted warrants to purchase 151,200 ordinary shares to the underwriters for services rendered during the IPO. The warrants are fully vested, exercisable at the option of the holder, in whole or in part, and expire five years from the date of grant. Through December 31, 2009, we had issued 107,990 ordinary shares upon exercise of these warrants at a price per share of $11.25, for proceeds of $1,215 (€914).

In connection with a private placement in 2005, the Company issued warrants for the purchase of an aggregate of 620,450 ordinary shares at an exercise price of $9.69 per ordinary share. The warrants are fully vested, exercisable at the option of the holder, in whole or in part, and expire five years from the date of grant. In addition, the Company issued to one of the placement agents a five year warrant for the purchase of 93,068 ordinary shares at an exercise price of $9.69 per ordinary share.  As of December 31, 2009, all of the warrants had been exercised and the Company had issued 713,518 ordinary shares underlying these warrants for aggregate proceeds of $6,914 (€5,000).

In connection with a private placement in 2006, the Company issued warrants for the purchase of an aggregate of 388,705 ordinary shares at an exercise price of $14.50 per ordinary share. In addition, the Company issued to one of the placement agents a five year warrant for the purchase of 77,741 ordinary shares at an exercise price of $17.40 per ordinary share. The warrants are fully vested, exercisable at the option of the holder, in whole or in part, and expire five years from the date of grant. Through December 31, 2009, we had issued 143,920 ordinary shares upon exercise of these warrants for proceeds of $2,087 (€1,490).

16.      EQUITY INCENTIVE PLANS.

Amended and Restated 2004 Equity Incentive Plan

Certain of the Company’s employees and directors participate in the Amended and Restated 2004 Equity Incentive Plan and Italy Stock Award Plan.  These plans were initially adopted on September 30, 2004 and amended on April 27, 2007.  The plans provide for the issue of incentives awards for up to 1,500,000 ordinary shares to employees, consultants, directors, and non-employee directors. Awards may be in the form of either incentive or non-qualified options.  Our compensation committee determines the price of share options granted under the incentive plan, provided that the exercise price for an incentive share option cannot be less than 100% of the fair market value of our ordinary shares on the date of grant.  The term of share options granted under the incentive plan generally may not exceed ten years, although the capital increase relating to the ordinary shares issuable upon exercise of such options expires on September 30, 2019.  As of December 31, 2009, there were 1,355,000 shares underlying outstanding options and 145,000 shares available for future grants under this plan.

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

2007 Stock Option Plan

On April 27, 2007, the Company’s shareholders approved the 2007 Stock Option Plan providing for options that may be granted to the Company’s directors, employees and consultants to purchase up to 1,000,000 ordinary shares. As of December 31, 2009, there were 242,030 shares underlying outstanding options and 757,970 shares available for future grants under this plan.  Shares subject to options that have expired or otherwise terminated without being exercised in full again become available for issuance under the plan.

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

The term of share options granted under the 2007 Stock Option Plan generally may not exceed the earlier of ten years or March 26, 2022.  Our compensation committee determines the price of share options granted under the 2007 Stock Option Plan, subject to certain limitations.

Options granted under the 2007 Stock Option Plan vest at the rate determined by our compensation committee. Typically, options granted to employees under the 2007 Stock Option Plan vest over three years, at the rate of one-third of the shares covered by the option vesting on the first anniversary of the grant date and the remainder vesting monthly over the next two years.

The board of directors may amend the 2007 Stock Option Plan at any time. Amendments will be submitted for shareholder approval to the extent required by applicable laws, rules and regulations. The 2007 Stock Option Plan will terminate on March 26, 2022 unless sooner terminated by the board of directors or a committee appointed by the board of directors.

The following table lists the balance available by the Plans at December 31, 2009.

	Amended and Restated Nonstatutory Plan and Agreement	Amended and Restated 2004 Stock Option Plan	2007 Stock Option Plan
Number of shares authorized	60,000	1,500,000	1,000,000
Number of option granted since inception	60,000	1,500,000	327,178
Number of options exercised	60,000	-	-
Number of shares cancelled/expired	-	145,000	85,148
Number of shares available for grant	-	145,000	757,970

Stock-based compensation cost is measured at the grant date based on the fair value of the award ultimately expected to vest and is recognized as expense over the service period, which is generally the vesting period.  The Company recorded non-cash compensation expense of €1,804, €1,973 and €1,386 for the years ended December 31, 2007, 2008 and 2009, respectively.

	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009
Cost of goods sold	5	87	59
Research and development	437	385	267
General and administrative	1,362	1,501	1,060
Total stock based compensation	1,804	1,973	1,386

The Company expects to incur significant non-cash compensation expense for option grants in the future.  As of December 31, 2009 total compensation cost not yet recognized was €602, which is expected to be expensed over a maximum vesting period of 24 months.

The weighted average grant-date fair market value of options granted to officers, employees, directors and consultants for the years ended December 31, 2007 and 2008, as of the date of the grants, was $10.03 and $5.37, respectively. There were no options granted to officers, employees, directors and consultants for the year ended December 31, 2009.  The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model. The valuation of options granted was based on the following weighted average assumptions:

	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009
Risk free interest rate	4.47%	2.60%	-
Expected dividend yield	0%	0%	-
Expected stock price volatility	60%	60%	-
Expected term	4.9 years	5.62 years	-

All of the Company’s stock options vest ratably through continued employment over the vesting period. The number of options expected to vest is based on estimated forfeitures of options that were outstanding at December 31, 2009. Once vested, options become exercisable immediately.

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

Share-based compensation expense recognized in the statement of operations is based on awards ultimately expected to vest, reduced for estimated forfeitures. Pre-vesting forfeiture percentage was estimated to be approximately zero. If pre-vesting forfeitures occur in the future, the Company will record the effect of such forfeitures as the forfeitures occur.

For the years ended December 31, 2007, 2008 and 2009, the Company issued 5,000, nil and nil options, respectively, to consultants and recorded non-cash compensation expense of approximately €44, €nil and €nil, respectively.

A summary of the Company’s stock option activity based on the exchange rate in effect on the grant date is as follows:

	Shares Available for Grant	Shares	Weighted Average Exercise Price
Options outstanding at December 31, 2006	423,000	1,115,000	€7.15	$9.45
Options available under 2007 Plan	1,000,000	-
Granted	(529,500)	529,500	€13.56	$18.34
Exercised	-	(28,000)	€4.21	$5.58
Options outstanding at December 31, 2007	893,500	1,616,500	€9.31	$12.43
Granted	(220,678)	220,678	€6.43	$9.57
Exercised	-	(10,000)	€3.78	$5.58
Cancellations	-	(30,000)	€11.08	$14.56
Options outstanding at December 31, 2008	672,822	1,797,178	€8.96	$12.08
Granted	-	-	-	-
Exercised	-	-	-	-
Cancellations	-	(200.148)	€8.88	$11.82
Options outstanding at December 31, 2009	672,822	1.597.030	€8.96	$12.12

Cash received on stock options exercised amounted to $156 and $56 in the years ended December 31, 2007 and 2008, respectively. No stock options were exercised in the year ended December 31, 2009.  The intrinsic value of options exercised in 2007, 2008 was $423 and $74, respectively. The estimated fair value of shares vested during 2007, 2008 and 2009 was $3,981, $6,431 and $7,607, respectively.

The following table summarizes outstanding and exercisable options as of December 31, 2009, based on the exchange rate in effect on December 31, 2009:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted- Average Years Remaining on Contractual Life	Weighted Average E xercise Price	Number Exercisable	Weighted Average Exercise Price
€3.63 ($5.20)	36,970	8.35	€3.63 ($5.20)	19,519	€3.63 ($5.20)
€4.94 ($7.08)	15,000	5.82	€4.94 ($7.08)	15,000	€4.94 ($7.08)
€5.58 ($8.00)	50,000	0.82	€5.58 ($8.00)	50,000	€5.58 ($8.00)
€6.28 ($9.00)	802,000	5.51	€6.28 ($9.00)	802,000	€6.28 ($9.00)
€6.66 ($9.55)	9,528	8.16	€6.66 ($9.55)	5,826	€6.66 ($9.55)
€6.98 ($10.00)	25,000	0.96	€6.98 ($10.00)	25,000	€6.98 ($10.00)
€8.79 ($12.60)	90,000	6.42	€8.79 ($12.60)	90,000	€8.79 ($12.60)
€9.75 ($13.98)	105,032	8.00	€9.75 ($13.98)	67,089	€9.75 ($13.98)
€10.33 ($14.80)	22,500	7.96	€10.33 ($14.80)	15,000	€10.33 ($14.80)
€11.53 ($16.52)	73,000	7.64	€11.53 ($16.52)	52,324	€11.53 ($16.52)
€12.11 ($17.35)	10,000	6.32	€12.11($17.35)	10,000	€12.11 ($17.35)
€13.05 ($18.71)	10,000	7.32	€13.05 ($18.71)	10,000	€13.05 ($18.71)
€13.22 ($18.95)	348,000	7.23	€13.22 ($18.95)	319,008	€13.22 ($18.95)
	1,597,030			1,480,766

At December 31, 2009 the aggregate intrinsic value of the outstanding options was nil and the aggregate intrinsic value of the exercisable options was nil.

17.  NET LOSS PER SHARE

Net loss per share is computed using the weighted average number of ordinary shares outstanding during the applicable period.  Because the effect is anti-dilutive, the Company has excluded from the calculation of diluted net loss per share the impact of ordinary equivalent shares resulting from the assumed exercise of stock options and warrants under the treasury stock method.  There is no difference between basic and diluted net loss per share for all periods presented.

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

Future minimum lease payment non-cancellable under operating and capital leases as of December 31, 2009 are:

	Operating Leases	Capital Leases
2010	192	73
2011	16	73
2012	16	21
2013	15	-
Thereafter	-	-
Total minimum lease payments	€239	167
Less: imputed interest		(9)
Present value of net minimum lease payment		158
Less: Current portion of capital lease payment		(67)
Long term portion of capital lease payment		91

As of December 31, 2009, we had €323 of future payables under outstanding contracts with various contract research organizations that are not revocable. Most of these contracts are on a cost plus or actual cost basis.

19.  SUBSEQUENT EVENTS

Effective January 7, 2010, the Company announced that it had amended its existing License and Supply and Cost Sharing Agreements with Sigma-Tau Pharmaceuticals, Inc. for the development and commercialization of Defibrotide in North America, Central and South America. The License and Supply Agreement has been amended to include a license to Sigma-Tau for the intravenous formulation of Defibrotide for the prevention of veno-occlusive disease in the Americas and to transfer the New Drug Application (NDA) post approval in the United States. In return for the amended terms, Gentium will receive an initial payment of $7,000, in execution of the amended agreements, an additional payment of $6,000 following approval from the FDA to market Defibrotide in the US and a further $2,000 following the transfer of the approved NDA to Sigma-Tau. Gentium will receive a 7% royalty on net sale and a supply margin equal to the greater of 31% of net sales of Defibrotide or €.050 per unit in the Americas. Gentium will reimburse $1,000 of costs reimbursed by Sigma-Tau from its future royalty payments due to Gentium under the License and Supply Agreement.

On February 5, 2010, the Company received its first installment of $7,000 under the amended license and supply agreement entered with Sigma-Tau Pharmaceuticals Inc.

As of February 22, 2010, 395,586 warrants issued in connection with our Series A financing expired unexercised.

On March 1, 2010 the Company announced management and corporate restructuring changes resulting from a strategic decision to close down its New York office and consolidate the Company's resources and operations into its headquarters in Como, Italy. The closure of the New York office and consolidation of corporate operations are expected to result in one-time payments of approximately €1.51 ($1.71) million.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GENTIUM S.P.A. (Registrant)
Date: March 31, 2010
	By:	/s/ Khalid Islam
Dr. Khalid Islam Chief Executive Officer

INDEX OF EXHIBITS

Exhibit	Description
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

2.11
Investors’ Rights Agreement by and among Gentium S.p.A. and Sigma-Tau Finanziaria S.p.A. made as of April 4, 2005, incorporated by reference to Exhibit 4.5 to Amendment No. 1 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on April 7, 2005.

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
License and Distribution Agreements
4.12.1
License and Supply Agreement by and between Gentium S.p.A. and Sigma-Tau Pharmaceuticals, Inc. (assignee of Sigma-Tau Industrie Farmaceutiche Riunite S.p.A.) dated December 7, 2001, incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on January 24, 2005.

4.12.2
Letter Agreement, dated October 12, 2007, between Gentium S.p.A. and Sigma-Tau Pharmaceuticals, Inc., incorporated by reference to Exhibit 99.4 to the report on Form 6-K, previously filed with the SEC on December 12, 2007.

4.12.3*
Amendments to License and Supply Agreement and Letter Agreement, dated December 7, 2001 and October 12, 2007, respectively, effective January 7, 2010, between Gentium S.p.A. and Sigma-Tau Pharmaceuticals, Inc., incorporated by reference to Exhibit 2 to the Form 6-K, previously filed with the SEC on January 11, 2010.

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

4.21*
Technical Transfer Services Agreement, dated February 2, 2009, between Gentium S.p.A. and Patheon Italia S.p.A, incorporated by reference to Exhibit 4.21 to the Annual Report on Form 20-F for the year ended December 31, 2008, previously filed with the SEC on March 31, 2009.

4.22.1
Technical Agreement, dated February 26, 2009, between Gentium S.p.A. and IDIS Limited, incorporated by reference to Exhibit 4.22.1 to the Annual Report on Form 20-F for the year ended December 31, 2008, previously filed with the SEC on March 31, 2009.

4.22.2*
Supply and Distribution Agreement, dated March 6, 2009, between Gentium S.p.A. and IDIS Limited, incorporated by reference to Exhibit 4.22.2 to the Annual Report on Form 20-F for the year ended December 31, 2008, previously filed with the SEC on March 31, 2009.

4.23*
Master Contract Clinical Research Agreement, dated September 29, 2009, between US Oncology Clinical Development and Gentium S.p.A., incorporated by reference to Exhibit 2 to the report on Form 6-K, previously filed with the SEC on December 8, 2009.

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

Certifications and Consents
12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Chief Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15(a)	Consent of Reconta Ernst & Young S.p.A. dated March 31, 2010.

*	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.