Form 20-F
period 2012-12-31
Gentium S.p.A.
filed 2013-04-01
CIK 1314755

As filed with the Securities and Exchange Commission on April 1, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[x]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: December 31, 2012
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
000-51341
(Commission file number)

GENTIUM S.p.A.
(Exact Name of Registrant as Specified in its Charter)
NOT APPLICABLE
(Translation of Registrant’s Name into English)
_______________
Italy
(Jurisdiction of incorporation or organization)

Piazza XX Settembre 2
22079 Villa Guardia (Como), Italy
+39 031 5373200
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

15,038,483 ordinary shares

•	Not for trading, but only in connection with the registration of the American Depositary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [ ]	No [x]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [ ]	No [x]

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

Yes [x]	No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [ ]	No [x]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [x]	Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the consolidated financial statements included in this filing:

U.S. GAAP [x]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ ]

If “Other has been checked in response to the previous question, indicated by check mark which financial item the registrant has elected to follow.

Yes [ ]	No [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ]	No [x]

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

GENTIUM S.P.A.

We are a biopharmaceutical company focused on the development and manufacture of our primary product candidate, defibrotide, an investigational drug based on a mixture of single- and double-stranded DNA extracted from pig intestines.  Our development of defibrotide has been focused on the treatment and prevention of a disease called hepatic veno-occlusive disease, or VOD, a condition that occurs when veins in the liver are blocked as a result of cancer treatments, such as chemotherapy or radiation, that are administered prior to stem cell transplantation.  Severe VOD is the most extreme form of VOD and is linked to multiple-organ failure and high rates of morbidity and mortality.

Defibrotide for the treatment and prevention of VOD has been given “orphan” status by the U.S. Food and Drug Administration, or FDA, and the European Medicines Agency, or EMA, which means that we will have limited market exclusivity upon regulatory approval.  Defibrotide for the treatment and prevention of VOD has also been granted “orphan” status by the Korean Food and Drug Administration, or KFDA.  In addition, defibrotide has been granted “fast-track product” designation by the FDA for the treatment of severe VOD prior to stem cell transplantation.  To the best of our knowledge, there are no FDA or EMA approved treatments for this life-threatening disease.

We have completed two clinical trials, a Phase III trial of defibrotide for the treatment of severe VOD with multiple organ failure in the U.S., Canada and Israel and a Phase II/III pediatric trial in Europe for the prevention of VOD.  We also have an ongoing study for the treatment of VOD through our Investigational New Drug, or IND, protocol.  While we have not yet obtained regulatory approval to market defibrotide, we are permitted to distribute defibrotide on a pre-approval basis througout the U.S. pursuant to our IND protocol, which we refer to as our cost recovery program, and throughout the rest of the world on a named patient basis, which we refer to as our named-patient program, or NPP. We expect to collect additional usage tolerability and safety data from patients of our cost recovery and named-patient programs to support our regulatory filings.

On May 10, 2011, we announced the filing of our Marketing Authorization Application, or MAA, under a centralized procedure with the EMA for defibrotide for the treatment and prevention of VOD in adults and children.  On March 21, 2013, the EMA announced its decision to deny the approval of our MAA.  We plan to appeal this decision and explore all possible options, including conducting additional clinical studies, with respect to obtaining regulatory approval from the EMA for defibrotide.

On July 6, 2011, we announced the filing of our New Drug Application, or NDA, with the FDA for defibrotide for the treatment of VOD in adults and children undergoing hematopoietic stem cell transplantation.  On August 17, 2011, we announced our voluntary withdrawal of our NDA following correspondence from the FDA identifying several potential “Refuse to File” issues regarding, among other things, the completeness and accuracy of our datasets. We have been working with contract research organizations, or CROs, and consultants to address the issues raised by the FDA and plan to resubmit our NDA in 2013.

We have entered into a license and supply agreement with Sigma-Tau Pharmaceuticals, Inc., or Sigma-Tau (as assignee of Sigma-Tau Industrie Farmaceutiche Riunite S.p.A.) to commercialize defibrotide for the treatment and prevention of VOD in the Americas upon FDA approval, if any.  Pursuant to the terms of this license agreement, between 2001 and 2010 we received US$ 11.35 million in milestone payments.  We are entitled to an additional payment of US$ 6 million following regulatory approval from the FDA to market defibrotide in the U.S., and a further US$ 2 million payment following the transfer of the approved NDA to Sigma-Tau.  In addition, in connection with such agreement, Sigma-Tau has agreed to reimburse us with certain costs associated with the development of defibrotide. We continue to work with Sigma-Tau on our U.S. regulatory strategy.

In August 2011, we formed a wholly-owned subsidiary, Gentium GmbH, organized under the laws of Switzerland, as headquarters for our commercial operations.  We have entered into license and/or supply and distribution agreements with specialized regional partners to distribute debibrotide, including on a named-patient basis, in the following territories: the Asian Pacific, the Middle East and North Africa, Europe, the Nordics and Baltics, Turkey, Israel and the Palestinian Authority.  Certain of these regional partners have also agreed to assist us with local registration, marketing authorization, reimbursement, marketing, sales and distribution and medical affairs activities following regulatory approval, if any. We plan to distribute defibrotide in major European countries upon regulatory approval, if any, on our own.

We have a manufacturing plant in Italy where we produce active pharmaceutical ingredients, or APIs, such as the defibrotide compound, sodium heparin, urokinase and sulglicotide.  These APIs are subsequently used to make the finished forms of various drugs. With respect to defibrotide, we have contracted with Patheon S.p.A. to process the defibrotide compound into its finished form at Patheon’s manufacturing facility.  We believe that we are the sole worldwide producer of defibrotide.  Our operating assets are located in Italy.

We have accumulated a deficit of approximately €92.07 million since our inception.  We have been cash flow positive since 2010, primarily due to an up-front payment from Sigma-Tau Pharmaceuticals Inc. in connection with the expansion of the license for defibrotide in the Americas, and revenue and cash-flow generated from the cost recovery and named-patient programs.  While we expect that existing cash and cash equivalents together with the anticipated cash flow from product sales will be sufficient to support our current operations for at least the next twelve months, if we have expenditures above our current expectations, or if we are unable to generate sufficient revenue and cash-flow through our cost recovery and named-patient programs, we may need to obtain additional capital through equity or debt financing, loans and collaborative agreements with corporate partners, which may not be available to us on favorable terms, if at all.

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

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this annual report.  The selected consolidated financial data as of December 31, 2011 and December 31, 2012 and for the three years ended December 31, 2012 are derived from our audited consolidated financial statements, which are included in this annual report.  The selected financial data as of December 31, 2008, December 31, 2009 and December 31, 2010 and for the years ended December 31, 2008 and December 31, 2009 are derived from our audited financial statements, which are not included in this annual report.  Our historical results are not necessarily indicative of results to be expected in any future period.

The convenience translation into U.S. dollars is solely for the benefit of the reader, and does not imply that our results would actually have been these amounts in U.S. dollars had the U.S. dollar been our functional currency.

Statement of Operations Data:	For the Years Ended December 31,
(000s omitted except per share data)	2008	2009	2010	2011	2012	2012(1)
Revenues:
Product sales to related party	€651	€195	€-	€-	€-	$-
API product sales	4,792	4,603	6,533	4,848	4,856	6,403
NPP product sales	-	4,904	13,182	16,886	22,774	30,030
Total product sales	5,443	9,702	19,715	21,734	27,630	36,433
Other revenues	25	129	289	123	152	201
Other revenues from related party	1,970	337	4,547	2,026	1,257	1,657
Total revenues	7,438	10,168	24,551	23,883	29,039	38,291
Operating costs and expenses:
Cost of goods sold	5,596	4,002	5,786	6,035	5,778	7,619
Research and development	9,569	3,512	6,104	5,533	10,531	13,886
General and administrative	7,668	6,036	5,835	5,490	6,271	8,269
Sales and marketing	-	-	-	2,237	4,558	6,010
Charges from related parties	537	279	346	222	186	245
Restructuring charges	-	-	1,101	-	-	-
Depreciation and amortization	998	916	908	870	1,003	1,323
Write-down of assets	3,403	-	-	-	-	-
	27, 771	14,745	20,080	20,387	28,327	37,352

Operating income/(loss)	(20,333)	(4,577)	4,471	3,496	712	939

Foreign currency exchange gain (loss), net	173	162	90	46	(67)	(88)
Interest income/(expense), net	256	(110)	(87)	(21)	155	204
Pre-tax income/(loss)	(19,904)	(4,525)	4,474	3,521	800	1,055

Income tax expense:
Total income tax expense	-	-	(397)	(811)	(26)	(34)
Net income/(loss)	€(19,904)	€(4,525)	€4,077	€2,710	€774	$1,021

Net income/(loss) per share:
Basic	(1.33)	(0.30)	0.27	0.18	0.05	0.07
Diluted	€(1.33)	€(0.30)	€0.27	€0.18	€0.05	$0.07

The following table summarizes certain of our consolidated balance sheet data.

(000s omitted except shares)	2008	2009	2010	2011	2012	2012(1)
Balance Sheet Data:
Cash and cash equivalents equivalents equivalent	€11,491	€1,392	€8,742	€9,990	€12,485	$16,463
Working capital	3,152	1,041	6,555	10,730	14,220	18,750
Property, net	10,751	9,717	8,598	8,508	7,449	9,822
Total assets	26,901	18,167	24,674	27,412	28,638	37,762
Long-term debt, net of current maturities	3,268	3,098	1,759	1,545	1,135	1,497
Shareholders’ equity	10,451	7,330	12,930	17,383	20,350	26,834
Capital stock	€14,956	€106,962	€108,485	€110,228	€112,421	$148,238
Number of shares	14,956,317	14,956,317	14,956,317	14,969,150	15,038,483	15,038,483

(1)
Euro amounts are translated into U.S. dollars using the Noon Buying Rate for the Euro on December 31, 2012, of U.S. 1.3186 per Euro.  No representation is made that the Euro amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

Exchange Rate Information

Fluctuations in the exchange rates between the Euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of American Depositary Shares, or ADSs, on conversion by the depositary of dividends, if any, paid in Euros on the ordinary shares represented by the ADSs. Moreover, such fluctuations may also affect the U.S. dollar price of the ADSs on the Nasdaq Global Market. The following table sets forth information regarding the exchange rates of U.S. dollars per Euro for the periods indicated, calculated by using the average of the noon buying rates on the last day of each month during the periods presented.

	U.S. Dollar per Euro
Year	Average	Period End
2008	1.4726	1.3919
2009	1.3935	1.4332
2010	1.3261	1.3269
2011	1.3931	1.2973
2012	1.2859	1.3186

_________________________
Source: Federal Reserve Statistical Releases H.10 and G.5

The following table sets forth information regarding the high and low exchange rates of U.S. dollars per Euro for the periods indicated based on the noon buying rate on each day of such period.

	U.S. Dollar per Euro
Month	High	Low
September 2012	1.3142	1.2566
October 2012	1.3133	1.2876
November 2012	1.3010	1.2715
December 2012	1.3260	1.2930
January 2013	1.3584	1.3047
February 2013	1.3692	1.3054
March 2013 (through March 22, 2013)	1.3098	1.2888
_________________________
Source: Federal Reserve Statistical Release H.10

On March 22, 2013, the noon buying rate was €1.00 to $1.2996.

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

Risks Relating to Our Business

We do not currently have any regulatory approvals to sell defibrotide to treat or prevent VOD, and we cannot guarantee that we will be able to commercialize defibrotide to treat or prevent VOD anywhere in the world.

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

On May 10, 2011, we announced the filing of our MAA under a centralized procedure with the EMA for defibrotide for the treatment and prevention of VOD in adults and children.  On March 21, 2013, the EMA announced its decision to deny the approval of our MAA.  The EMA’s Committee for Medicinal Products for Human Use, or CHMP, which reviewed the MAA, concluded that there were issues with certain documentation and the reporting of data in the prevention study.  In the treatment study, the number of patients in the historical control group was considered to be too low and the CHMP was concerned about the fact that some patients who were originally chosen to be in the historical control group were excluded from the study.  In addition, the CHMP concluded that there was a lack of data on the way the medicine is eliminated by the kidneys in children and patients with reduced kidney function, which concerned the CHMP since a safety concern was identified in children who received high doses of defibrotide.  We plan to appeal the EMA’s decision and explore all possible options, including conducting additional clinical studies, with respect to obtaining regulatory approval from the EMA for defibrotide.

In addition, on August 17, 2011, we voluntarily withdrew our NDA with the FDA following correspondence from the FDA identifying several potential “Refuse to File” issues regarding, among other things, the completeness and accuracy of our datasets. We have been working with CROs and consultants to address the issues raised by the FDA and plan to resubmit our NDA in 2013.

We do not currently have regulatory approval to market and sell defibrotide anywhere in the world, and we may never obtain regulatory approval to market and sell defibrotide.  While we have generated revenue on the distribution of defibrotide through our cost recovery and named-patient programs, we cannot guarantee that historical revenues from these programs will continue or whether we will be able to continue to distribute defibrotide on a pre-approval basis.  If we are unable to obtain regulatory approval to commercialize defibrotide or unable to distribute defibrotide on a pre-approval basis, our business and results of operations would be materially and adversely affected and we may be unable to continue as a going concern.

The FDA and EMA may require us to conduct additional clinical trials for defibrotide to treat VOD or prevent VOD and/or collect additional data, which will delay the commercialization of defibrotide and may require us to obtain additional capital.

The EMA and the FDA may require us to conduct one or more additional clinical trials prior to granting marketing approval for defibrotide.  In addition, for the treatment indication, these regulators may require us to conduct a trial that requires a concurrent control group of untreated patients as opposed to a historical control arm, which may not be possible if patients are unwilling to enroll and/or investogators refuse to participate in such a trial.

Conducting clinical trials is a complex, time-consuming and expensive process. Our ability to complete any clinical trials in a timely fashion will depend in large part on a number of key factors, including protocol design, regulatory and institutional review board approval, the rate of patient enrollment in clinical trials, and compliance with extensive current Good Clinical Practices requirements. We have opened clinical sites and have enrolled patients in a number of new countries where our experience is more limited, and have required the use of the services of third party clinical trial service providers. If we fail to adequately manage the design, execution and regulatory aspects of any new clinical trials, our studies and ultimately our regulatory approvals may be delayed or we may fail to gain approval for our product candidates altogether.

We may lack sufficient capital to commence and complete new clinical studies for defibrotide.  Obtaining additional capital through equity and/or debt financings, loans or collaborative arrangements with corporate partners may not be available to us on favorable terms, if at all.  Even if we are able to obtain additional capital to conduct additional clinical trials for defibrotide, these studies will take years to complete.

While we have generated limited revenue from sales of defibrotide on a pre-approval basis, we have had significant losses to date, and we may not be able to meet our future cash requirements without obtaining additional capital from external sources or if we are prevented from or unsuccessful in distributing defibrotide on a pre-approval basis.

As of December 31, 2012, we had approximately €12.49 million in cash and cash equivalents.  We have generated a significant portion of our revenue through the distribution of defibrotide on a pre-approval basis through our cost recovery and named-patient programs.  Prior to the initiation of our cost recovery and named-patient programs, we were cash-flow negative and had only generated net losses. We may revert to incurring significant losses and may become cash-flow negative, particularly if we are required to conduct additional clinical studies, or if we are prevented from or unnuccessful in distributing defibrotide on a pre-approval basis.  If we incur operating losses and become cash-flow negative for longer than we expect to and are unable to raise additional capital, we may become insolvent and unable to continue our operations.  In addition, our fluctuating operating results may fail to meet the expectations of investors, which may cause the price of our ADSs to decline.

Our failure to raise additional funds in the future may delay the development of defibrotide.

The development of defibrotide has required a commitment of substantial funds and we may need to commit a substantial amount of additional funds in order to obtain regulatory approval to market and commercialize defibrotide.

Our long-term capital requirements are dependent upon many factors, some of which are beyond our control, including:

•	the timing and cost to develop and obtain regulatory approvals to market defibrotide, including the potential need to conduct future clinical trials;

•	future payments, if any, received or made under existing or possible future collaborative arrangements;

•	our ability to continue to distribute defibrotide under our named-patient and cost recovery programs;

•	the costs associated with building and maintaining a commercial infrastructure;

•	the costs associated with implementing any upgrades to our manufacturing facility as required by the FDA, the EMA, or any other regulatory body;

•	the costs associated with protecting and expanding our patent and other intellectual property rights;

•	market acceptance of defibrotide; and

•	the overall condition of the financial markets.

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

Even if we obtain regulatory approval to market defibrotide, we do not know whether we will ever generate significant revenues.

Even if we are successful in obtaining regulatory approval to market defibrotide, we may have very limited markets and may not generate enough revenues from defibrotide to fund our business.  The FDA, EMA and KFDA have designated defibrotide to treat and prevent VOD, as “orphan drugs,” which generally means that fewer than 200,000 people are affected by the disease or condition.  If we are unable to distribute defibrotide at our expected price-points to this limited market, we may never generate significant revenue.

Following regulatory approval for defibrotide, if any, we plan on marketing and distributing defibrotide in major countries throughout Europe through our subsidiary, Gentium GmbH.   However, we have alliances with regional partners to assist us with the distribution of defibrotide in certain territories post-approval, including an alliance with Sigma-Tau Pharmaceuticals, Inc. to market defibrotide for the treatment and prevention of VOD in North America, Central America and South America.  Our future profitability may depend largely on our partners’ efforts to market defibrotide, which may not be successful.

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

The Public Company Acounting Oversight Board is unable to enforce its review of the audits conducted by our independent registered public accounting firm operating in Italy; therefore, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm, Reconta Ernst and Young S.p.A., that issues the audit reports included in our annual reports filed with the SEC, is required by the laws of the United States to undergo regular inspections by the Public Company Accounting Oversight Board, or PCAOB, to assess its compliance with SEC rules and PCAOB professional standards. While our audits are performed in accordance with the standards of PCAOB, our auditors are a registered public accounting firm in Italy, a jurisdiction where the PCAOB is currently unable, under Italian law, to enforce their inspection of our auditors audits and, therefore, our auditors, like other independent registered public accounting firms in Italy, are currently not inspected by the PCAOB.

Inspections of audit firms that the PCAOB has conducted have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in Italy prevents the PCAOB from regularly evaluating our auditor’s audits and quality control procedures. As a result, the inability of the PCAOB to conduct inspections of auditors in Italy may deprive investors of the benefits of PCAOB inspections.

We currently rely upon a sole processor, Patheon S.p.A., to fill and finish defibrotide into marketable formulations, and we may not be able to quickly replace Patheon if it is unable to perform these services.

If Patheon does not or is not able to perform these services for any reason, it may take time and resources to implement and execute the necessary technology transfer to another processor, and such a delay could potentially cause us to breach contractual obligations into which we have entered or may enter, violate local laws requiring us to deliver the product to those in need, and impact our revenues.

We use hazardous materials in our manufacturing facility, and any claims relating to the improper handling, storage, release or disposal of these materials could be time-consuming and expensive.

Our manufacturing of active pharmaceutical ingredients involves the controlled storage, use and disposal of chemicals and solvents.  We are subject to laws and regulations governing the use, transportation, treatment, storage, handling and disposal of solid and hazardous materials, wastewater discharges and air emissions.  We obtained certification under the UNI EN ISO 14001 Standard for our environmental management system on April 20, 2007 and an Eco-management and Audit Scheme, or EMAS, certification on July 26, 2007. Both certifications were renewed in 2010 and we are currently working on obtaining renewals for the certifications for an additional three-year period following their expiration. Our environmental policy is designed to comply with current regulations on environmental protection, to provide for continuous improvement of our manufacturing performance, to protect our employees’ health, to protect the safety of people working at our location and to respect the safety of people living close to our plant and in the surrounding community. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply with the standards prescribed by these laws and regulations, we cannot completely eliminate the risk of contamination or injury from hazardous materials.  If an accident occurs, an injured party could seek to hold us liable for any damages that result and any liability could exceed the limits or fall outside the coverage of our insurance.  We may not be able to maintain insurance on acceptable terms, or at all.  We may incur significant costs to comply with current or future environmental laws and regulations.

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

Due to our limited resources, we rely on third parties for the development of defibrotide and, if these third parties fail to comply with strict regulations, the development of defibrotide may be delayed or unsuccessful.

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

We conduct all of our manufacturing operations in a single facility located in Villa Guardia, near Como, Italy. This facility could be damaged by fire, flood, earthquake, power loss, telecommunication and information system failure, terrorism or a similar event. Our insurance covers damages to the facility, including the buildings, machinery, electronic equipment and goods, of up to approximately €22 million, but does not cover damages caused by any of the events listed above, including terrorism and some types of flooding. Although we believe that our insurance coverage is adequate for our current and proposed operations, there can be no guarantee that it will adequately compensate us for any losses that may occur.  We are not insured against business interruption and we do not have a replacement manufacturing facility readily available.

Our industry is highly competitive and subject to rapid technological changes. As a result, we may be unable to compete successfully or to develop innovative products, which could harm our business.

Our industry is highly competitive and subject to significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments.  Incidence of VOD may decrease with new technologies and conditioning regimens, which will negatively impact our sales opportunities. While we are unaware of any other products or product candidates that treat or prevent VOD, we believe that other companies may have products or are currently developing products to treat some of the same disorders and diseases that defibrotide is designed to treat.

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

In May 2003, the FDA designated defibrotide as an orphan drug to treat VOD, and in January 2007, the FDA designated defibrotide as an orphan drug to prevent VOD.  If the FDA approves NDAs for these uses of defibrotide, before approving a NDA filed by anyone else, the orphan drug status will grant us limited market exclusivity for seven years from the date of the FDA’s approval of our NDA. However, a marketing authorization may be granted to another applicant for the same product if we give our consent to such authorization, if we are unable to supply sufficient quantities of defibrotide, or if the second applicant can establish in its application that its product is safer, more effective or otherwise clinically superior to our product. In that case, our product would not have market exclusivity.  There is no guarantee that the FDA will approve our NDA, if and when we are ready to resubmit, before approving another company’s product for the same uses, although we are not aware of any other company that is researching defibrotide for these uses at this time.  In such a case, however, the first product approved would have market exclusivity and our products would not be eligible for approval until that exclusivity period expires.

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

The market price of our common stock has been highly volatile.  Between our initial public offering on June 21, 2005 and December 31, 2012, the closing price of our ADSs has fluctuated between $0.33 and $24.40 per share, with an average daily trading volume for the twelve-month period ended December 31, 2012 of approximately 21,724 ADSs.  The market has experienced significant price and volume fluctuations for many reasons, some of which may be unrelated to our operating performance.

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

As of December 31, 2012, our stockholders’ equity was $26.83 million (€20.35 million).  If we fail to meet the stockholders’ equity or fail to meet the minimum bid price and minimum market value requirements, we may be delisted from the Nasdaq Global Market.

One of our largest shareholders and our founder exercises significant control over us, which may make it more difficult for you to elect or replace directors or management and approve or reject mergers and other important corporate events, including obtaining potential financing.

One of our largest shareholders and our founder, F3F S.p.A. (formerly known as FinSirton S.p.A.) owned approximately 17% of our outstanding ordinary shares at December 31, 2012. Dr. Laura Ferro, our former Chief Executive Officer and President and a current member of our board of directors, together with members of her family, may be deemed to control F3F S.p.A.

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

Both F3F S.p.A. and Sigma-Tau Finanziaria may substantially control the outcome of all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other important corporate events.  They may exercise this ability in a manner that advances their best interests, and not necessarily your best interest.  Also, the concentration of our beneficial ownership may have the effect of delaying, deterring or preventing a change in control, or may discourage bids for the ADSs or our ordinary shares at a premium over the market price of the ADSs. The significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise.

As discussed in our risk factor entitled “Our shareholders can prevent us from executing a financing by alleging that our board of directors acted with serious irregularities when approving such financing, because the terms of such financing could harm our company,” each of F3F S.p.A. and Sigma-Tau Finanziaria own a percentage of our ordinary shares sufficient to bring legal action against our board of directors and to possibly prevent us from completing an important corporate event, such as a financing.  In addition, under Italian law, directors are not required to recuse themselves from participation in matters that present a conflict of interest.  They are merely required to declare the conflict of interest that pertains to the matter.  Accordingly, directors who are affiliated with our shareholders may be present for certain discussions that involve or impact the shareholders to which such directors are affiliated.

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

You do not have the ability to exercise your voting rights in the same manner as the holders of our ordinary shares and may not receive voting materials in time to instruct the depository to exercise your right to vote.

Except as described in this annual report and in the deposit agreement for the ADSs with our depositary, The Bank of New York Mellon, holders of the ADSs will not be able to exercise voting rights attaching to the ordinary shares evidenced by the ADSs on an individual basis. Holders of the ADSs will only have the right to instruct the depositary, as the holders’ representative, to exercise these voting rights. In addition, you may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time offer to our existing shareholders the right to purchase our securities. Under our deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act of 1933, as amended, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

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

Italian law places restrictions on the amount of debt securities that we may issue relative to our equity to the extent that such debt securities are not listed on regulated markets or do not otherwise provide the holder of such securities the right to purchase or convert the same into our shares.

Under Italian law, we may issue debt securities in an amount not to exceed twice the sum of our capital, our legal reserve and any other disposable reserves appearing on our latest Italian GAAP balance sheet approved by our shareholders, unless the debt securities are listed on regulated markets or provide the holder of such securities the right to purchase or convert the same into our shares, in which case such restrictions do not apply.  The legal reserve is a reserve to which we allocate 5% of our Italian GAAP net income each year until it equals at least 20% of our capital. One of the other reserves that we maintain on our balance sheet is a “share premium reserve,” meaning amounts paid for our ordinary shares in excess of the amount of such ordinary shares that is allocated to the capital. At December 31, 2012, the sum of Gentium S.p.A. capital, legal reserves and other reserves on our unaudited Italian GAAP financial statements was €38.97 million. If, in the future, we issue debt securities that are not listed on regulated markets or do not provide the holder of the securities the right to purchase or convert the same into our shares, until such debt securities are repaid in full, we may not voluntarily reduce our capital or allocate our reserves (such as by declaring dividends) if it results in the aggregate of the capital and reserves being less than half of the outstanding amount of the debt. In such a case, if our equity is reduced by losses or otherwise such that the amount of the outstanding debt securities is more than twice the amount of our equity, some legal scholars are of the opinion that the ratio must be restored through a recapitalization of our company. If our equity is reduced, we could recapitalize by issuing new shares or having our shareholders contribute additional capital to us, although there can be no assurance that we would be able to find purchasers of new shares or that any of our current shareholders would be willing to contribute additional capital.

If we suffer losses that reduce our capital to less than €120 thousand, we would need to recapitalize, change our form of entity or be liquidated.

Italian law requires us to reduce our shareholders’ equity and, in particular, our capital, to reflect on-going losses, in certain cases of losses exceeding 1/3 of the capital of the Company. We are also required to maintain a minimum capital of €120 thousand. At December 31, 2012, our unaudited Gentium S.p.A. Italian GAAP capital was approximately €15.04 million. If we suffer losses from operations that reduce our capital to less than €120 thousand, then we must either increase our capital (which we could do by issuing new shares or having our shareholders contribute additional capital to our company) to at least €120 thousand or convert the form of our company into an S.r.l., which has a lower capital requirement of €10 thousand. If we do not take these steps, our company could be liquidated.

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

HISTORY AND DEVELOPMENT OF THE COMPANY

We started as a group of pharmaceutical businesses founded in Italy in 1944 and have been involved in the research and development of drugs derived from DNA and DNA molecules since the 1970s. In 1993, we were formed by F3F S.p.A. (formerly known as FinSirton S.p.A.) as Pharma Research S.r.L., an Italian private limited company, for the purpose of pursuing research and development activities of prospective pharmaceutical specialty products.  In July 2001 we changed our name to Gentium S.p.A.. F3F S.p.A. is one of our largest shareholders owning approximately 17% of our outstanding ordinary shares at December 31, 2012, and may be deemed to be controlled by the Dr. Laura Ferro, our former Chief Executive Officer and President and currently one of our directors, and her family.  Under our current bylaws, our company’s term of existence will expire on December 31, 2050. We are governed by the Italian Civil Code.

Our principal executive offices are located at Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy. Our telephone number is +39 031 5373200. Our website is located at www.gentium.it. The information contained on our website is not part of this annual report. Our registered agent for service of process is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, New York 10011, telephone number (212) 894-8940.

We are focused on the development and manufacture of our primary product candidate, defibrotide, an investigational drug based on a mixture of single- and double-stranded DNA extracted from pig intestines.  Our development of defibrotide has been focused on the treatment and prevention of a disease called hepatic veno-occlusive disease, or VOD, a condition that occurs when veins in the liver are blocked as a result of cancer treatments, such as chemotherapy or radiation, that are administered prior to stem cell transplantation.  Severe VOD is the most extreme form of VOD and is linked to multiple-organ failure and high rates of morbidity and mortality.

We have completed two clinical trials, a Phase III trial of defibrotide for the treatment of severe VOD with multiple organ failure in the U.S., Canada and Israel and a Phase II/III pediatric trial in Europe for the prevention of VOD.  We also have an ongoing study for the treatment of VOD through our IND protocol.  While we have not yet obtained regulatory approval to market defibrotide, we are permitted to distribute defibrotide on a pre-approval basis througout the U.S. pursuant to our IND protocol, which we refer to as our cost recovery program, and throughout the rest of the world on a named patient basis, which we refer to as our named-patient program. We expect to collect additional usage tolerability and safety data from patients of our cost recovery and named-patient programs to support our regulatory filings.

On May 10, 2011, we announced the filing of our MAA under a centralized procedure with the EMA for defibrotide for the treatment and prevention of VOD in adults and children.  On March 21, 2013, the EMA announced its decision to deny the approval of our MAA.  We plan to appeal this decision and explore all possible options, including conducting additional clinical studies, with respect to obtaining regulatory approval from the EMA for defibrotide.

On July 6, 2011, we announced the filing of our NDA with the FDA for defibrotide for the treatment of VOD in adults and children undergoing hematopoietic stem cell transplantation.  On August 17, 2011, we announced our voluntary withdrawal of our NDA following correspondence from the FDA identifying several potential “Refuse to File” issues regarding, among other things, the completeness and accuracy of our datasets. We have been working with CROs and consultants to address the issues raised by the FDA and plan to resubmit our NDA in 2013.

We have entered into a license and supply agreement with Sigma-Tau (as assignee of Sigma-Tau Industrie Farmaceutiche Riunite S.p.A.) to commercialize defibrotide for the treatment and prevention of VOD in the Americas upon FDA approval, if any.  Pursuant to the terms of this license agreement between 2001 and 2010, we received US$ 11.35 million in milestone payments.  We are entitled to an additional payment of US$ 6 million following regulatory approval from the FDA to market defibrotide in the U.S., and a further US$ 2 million payment following the transfer of the approved NDA to Sigma-Tau.  In addition, in connection with such agreement, Sigma-Tau has agreed to reimburse us with certain costs associated with the development of defibrotide. We continue to work with Sigma-Tau on our U.S. regulatory strategy.

In August 2011, we formed a wholly-owned subsidiary, Gentium GmbH, organized under the laws of Switzerland, as headquarters for our commercial operations.  We have entered into license and/or supply and distribution agreements with specialized regional partners to distribute debibrotide, including on a named-patient basis, in the following territories: the Asian Pacific, the Middle East and North Africa, Europe, the Nordics and Baltics, Turkey, Israel and the Palestinian Authority.  Certain of these regional partners have also agreed to assist us with local registration, marketing authorization, reimbursement, marketing, sales and distribution and medical affairs activities following regulatory approval, if any. We plan to distribute defibrotide in major European countries upon regulatory approval, if any,on our own.

We have a manufacturing plant in Italy where we produce APIs such as the defibrotide compound, sodium heparin, urokinase and sulglicotide.  These APIs are subsequently used to make the finished forms of various drugs. With respect to defibrotide, we have contracted with Patheon S.p.A. to process the defibrotide compound into its finished form at Patheon’s manufacturing facility.  We believe that we are the sole worldwide producer of defibrotide.  Our operating assets are located in Italy.

We have Italian, United States and international trademark rights in “Gentium”, United States and European Union trademarks in “Gentide”, Italian, United States and European trademarks in “Defitelio”, Italian and European trademarks in “Defrex”, international and Italian trademark rights in “Oligotide” and Italian trademark rights in “Pharma Research” and “Dinelasi”. We also have a number of patent registrations issued and pending in Italy, the United States and other countries. This annual report also refers to brand names, trademarks, service marks, and trade names of other companies and organizations, and these brand names, trademarks, service marks, and trade names are the property of their respective holders. The FDA, the EMA and the KFDA have designated defibrotide to treat and prevent VOD, as “orphan drugs”. If the FDA or the EMA grant us a marketing authorization for those uses of defibrotide, we will have market exclusivity for those uses for seven and ten years following the date of approval, respectively.

This annual report contains market data and industry forecasts that were obtained from industry publications and third parties.

CAPITAL EXPENDITURES

The following table sets forth our capital expenditures for each year in the three-year period ended December 31, 2012.

	For the Year Ended December 31,
(in thousands)	2010	2011	2012
Land and buildings	€-	€8	€4
Plant and machinery	129	84	43
Industrial equipment	7	4	27
Other	9	213	52
Leasehold improvements	50	718	97
Computer Software	-	23	11
Construction in progress	10	228	159
Total	€205	€1,278	€393

All of these capital expenditures were in Italy with the exception of a few computer purchases. We financed these expenditures with revenue and cash-flow generated from the distribution and sale of our product candidates, on a pre-approval basis, under the cost recovery and named-patient programs.

BUSINESS OVERVIEW

We are building upon our experience with defibrotide, an investigational drug based on a mixture of single- and double-stranded DNA extracted from pig intestines and purified to a set of defined molecular weights and charges which our founding company discovered over 20 years ago.  We are focused on the development and manufacture of defibrotide to treat and prevent VOD, a condition that occurs when veins in the liver are blocked as a result of cancer treatments, such as chemotherapy or radiation, that are administered prior to stem cell transplantation.  Severe VOD is the most extreme form of VOD and is linked to multiple-organ failure and high rates of morbidity and mortality.  We manufacture the defibrotide compound at our manufacturing facility near Como, Italy.  We have contracted with Patheon S.p.A. to process this defibrotide compound into its finished form at Patheon’s manufacturing facility.  We have completed two clinical trials, a Phase III trial of defibrotide for the treatment of severe VOD in the U.S., Canada and Israel and a Phase II/III pediatric trial in Europe for the prevention of VOD.

On May 10, 2011, we announced the filing of our MAA under a centralized procedure with the EMA for defibrotide for the treatment and prevention of VOD in adults and children.  On March 21, 2013, the EMA announced its decision to deny the approval of our MAA.  We plan to appeal this decision and explore all possible options, including conducting additional clinical studies, with respect to obtaining regulatory approval from the EMA for defibrotide.

On July 6, 2011, we announced the filing of our NDA with the FDA for defibrotide for the treatment of VOD in adults and children undergoing hematopoietic stem cell transplantation.  On August 17, 2011, we announced our voluntary withdrawal of our NDA following correspondence from the FDA identifying several potential “Refuse to File” issues regarding, among other things, the completeness and accuracy of our datasets. We have been working with CROs and consultants to address the issues raised by the FDA and plan to resubmit our NDA in 2013.

While we have not yet obtained regulatory approval to market defibrotide, we are permitted to distribute defibrotide on a pre-approval basis througout the U.S. pursuant to our IND protocol, which we refer to as our cost recovery program, and throughout the rest of the world on a named patient basis, which we refer to as our named-patient program, or NPP. We received €13.18 million, €16.89 million, and €22.77 million through our named-patient and cost recovery programs in 2010, 2011 and 2012, respectively.

We have entered into a license and supply agreement with Sigma-Tau (as assignee of Sigma-Tau Industrie Farmaceutiche Riunite S.p.A.) to commercialize defibrotide for the treatment and prevention of VOD in the Americas upon FDA approval, if any.  Pursuant to the terms of this license agreement, between 2001 and 2010 we received US$ 11.35 million in milestone payments.  We are entitled to an additional payment of US$ 6 million following regulatory approval from the FDA to market defibrotide in the U.S., and a further US$ 2 million payment following the transfer of the approved NDA to Sigma-Tau.  In addition, in connection with such agreement, Sigma-Tau has agreed to reimburse us with certain costs associated with the development of defibrotide. We continue to work with Sigma-Tau on our U.S. regulatory strategy.

In August 2011, we formed a wholly-owned subsidiary, Gentium GmbH, organized under the laws of Switzerland, as headquarters for our commercial operations.  We have entered into license and/or supply and distribution agreements with specialized regional partners to distribute debibrotide, including on a named-patient basis, in the following territories: the Asian Pacific, the Middle East and North Africa, Europe, the Nordics and Baltics, Turkey, Israel and the Palestinian Authority.  Certain of these regional partners have also agreed to assist us with local registration, marketing authorization, reimbursement, marketing, sales and distribution and medical affairs activities following regulatory approval, if any. We plan to distribute defibrotide in major European countries upon regulatory approval, if any, on our own.

We manufacture sulglicotide, sodium heparin and urokinase.  These APIs are used to make other drugs.  Our revenues from the sales of these APIs amounted to €6.53 million, €4.85 million and €4.86 million in 2010, 2011 and 2012, respectively.

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

Strategy

Our strategic objective is to obtain regulatory approval for defibrotide to treat and prevent VOD.  We plan to continue to work with our existing license partner, Sigma-Tau Pharmaceuticals, Inc., to commercialize defibrotide in the Americas.  Outside of the Americas, we have developed and will continue to develop appropriate partnerships for the commercialization of defibrotide in other parts of the world, and we plan to commercialize defibrotide in the major European countries on our own through our wholly-owned subsidiary, Gentium GmbH.

· Obtain regulatory approval to use defibrotide to treat and prevent VOD.  Gentium, as well as independent investigators, have conducted several studies that show the potential efficacy and safety of defibrotide as a treatment and a method of prevention of VOD (see detail under the “Product Candidate” section below).  Defibrotide for the treatment and prevention of VOD has received orphan status from the FDA, the EMA and the KFDA.  In addition, we have received fast track designation from the FDA for the use of defibrotide for the treatment of severe VOD prior to stem cell transplantation. The EMA recently denied our MAA for defibrotide for the prevention and treatment of VOD, and we have withdrawn our NDA for the treatment of VOD with the FDA. We plan to explore all opportunities to achieve regulatory approval, including a resubmission of our NDA in 2013, appealing the decision by the EMA regarding our MAA, and conducting additional clinical studies.

• Compassionate use programs to maximize pre-approval data.  We distribute defibrotide for the treatment and prevention of VOD on a pre-approval compassionate use basis through our named-patient and cost recovery programs.  We obtain data on the efficacy and safety of defibrotide through these programs.  We expect to utilize this data to supplement the data obtained from our completed clinical trials and any future clinical trials that may be conducted as necessary.   In 2011 and 2012, approximately 1,000 and 1,200 patients received defibrotide through these programs.

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

• Continue to increase the usage of defibrotide on a named-patient basis. We have entered into license and/or supply distribution agreements with specialized regional partners for the distribution of defibrotide on a named-patient basis in various territories, including the Asian Pacific, the Middle East and North Africa, Europe, the Nordics and Baltics, Turkey, Israel and the Palestinian Authority.  We will continue to develop appropriate partnerships that will enable us to distribute defibrotide in additional territories in other parts of the world.

• Increase our marketing capacity, including the use of strategic partnerships. Following regulatory approval for defibrotide, if any, we plan on marketing and distributing defibrotide through our subsidiary, Gentium GmbH, in major countries throughout Europe and through strategic partnerships throughout the rest of the world, such as Sigma-Tau Pharmaceuticals, Inc., to which we have given the license to market defibrotide for the treatment and prevention of VOD in North America, Central America and South America upon regulatory approval.

Product Candidate

Defibrotide is an investigational drug based on a mixture of single- and double-stranded DNA extracted from pig intestines and purified to a set of defined molecular weights and charges, which is under development for the treatment and prevention of VOD, a disease caused by certain cancer treatments, such as chemotherapy and radiation, that are administered prior to stem cell transplantation. Currently, and to the best of our knowledge, there are no FDA or EMA approved treatments for this life-threatening disease.  Defibrotide for the treatment and prevention of VOD has been given “orphan” status by the FDA and the EMA, which means that we will have limited market exclusivity upon regulatory approval.  Defibrotide for the treatment and prevention of VOD has also been granted “orphan” status by the KFDA.  The FDA has also granted fast-track product designation to defibrotide for the treatment of VOD.  While we have not yet obtained regulatory approval to market defibrotide, we are authorized to distribute defibrotide on a pre-approval basis under our IND protocol in the U.S. and through a named-patient program throughout the rest of the world.

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

In December 2005, we initiated a historical control Phase III clinical trial in the United States, Canada and Israel for this use of defibrotide on patients with severe VOD. We used a historical control arm because our clinical investigators believed it was unethical to refuse treatment to patients when such treatment could potentially save their lives. The primary endpoint was complete response within 100 days after stem cell transplantation and the secondary endpoint was survival after 100 days.  On December 7, 2009, final clinical trial results for our current Phase III clinical trial of defibrotide to treat severe VOD were presented at the American Society of Hematology Conference in New Orleans.  On an intent to treat (ITT) basis, 24% of patients in the defibrotide arm achieved complete response at 100 days compared to 9% of patients in the historical control arm (p=0.0148). For the secondary efficacy analysis on an ITT basis, the mortality rate at day 100 was 75% for patients in the historical control arm compared to 62% for patients in the defibrotide arm (p=0.0508). The ITT analysis included 123 patients with symptoms consistent with VOD that were identified and then reviewed for eligibility in the historical control arm by an independent medical review committee. 32 of the patients were unequivocally diagnosed with severe VOD and multi-organ failure (graft versus host disease was ruled out) and met all protocol-required entry criteria. 102 patients were enrolled in the defibrotide treatment group and baseline characteristics were balanced between the two arms.

In 2007, based on a request from the FDA, we initiated our expanded access program for defibrotide under our treatment IND protocol, which gives patients diagnosed with VOD in the United States access to defibrotide.  During the course of these years, results from the ongoing IND protocol have been presented at scientific conferences.  Under an expanded access program, the FDA allows early access to investigational drugs that are under development for the treatment of serious or life-threatening diseases for which there are no satisfactory alternative therapies.  Our decision to launch this expanded access program was due to the large number of requests for access to defibrotide on a compassionate use basis, and the corresponding burden that sites and investigators have endured to obtain institutional review board and FDA approval for such compassionate use requests.  We have been able to recover the costs associated with the distribution of defibrotide pursuant to our IND protocol for this expanded access program, which is why we now refer to this program as our cost recovery program.  On September 29, 2009, we entered into an agreement with US Oncology, a clinical research organization, under which US Oncology agreed to administer and recover costs on our behalf in connection with this program.  We expect to collect additional usage tolerability and safety data from patients of this program to support our planned NDA for the treatment and prevention of VOD.

On December 7, 2010, interim results of our IND study of defibrotide in the treatment of severe VOD were presented at the American Society of Hematology Conference in Orlando. This study is currently ongoing in the US.   The interim analysis reported results of 104 patients with severe VOD, enrolled at 36 US institutions.  Between December 2007 and September 2009, 31 patients (30%) achieved a complete response (CR) by D+100 and 33 patients (32%) survived to Day + 100 post stem cell transplant. In this population, no unexpected toxicities were observed and defibrotide-associated toxicities were consistent with prior studies. A poster on the safety of defibrotide was also presented. At time of the presentation, 1824 stem cell transplant patients had received defibrotide in controlled and uncontrolled studies for the treatment or prevention of VOD and severe VOD; the majority of these patients received the current 25 mg/kg/day dose. A review of safety for defibrotide was undertaken to assess the overall safety profile of defibrotide in this more compromised stem cell transplantation population that is predisposed to increased regimen related toxicities, including hemorrhagic and thrombotic complications. The safety database of 1824 includes data from the Phase II and the Phase III severe VOD treatment studies and the phase Phase II/III pediatric prevention of VOD study. Overall, the incidence of related adverse events was 1% (9 out of 772 patients) in VOD prophylaxis and 9% (96 out of 1052 patients) in patients who had received defibrotide for the treatment of VOD and severe VOD.

On July 6, 2011, we announced the filing of our new drug application, or NDA, with the FDA for defibrotide for the treatment of hepatic VOD in adults and children undergoing hematopoietic stem cell transplantation.  On August 17, 2011, we announced a voluntary withdrawal of our NDA following correspondence from the FDA identifying several potential “Refuse to File” issues regarding, among other things, the completeness and accuracy of our datasets. We have been working with contract research organizations, or CROs, and consultants to address the issues raised by the FDA and plan to resubmit our NDA in 2013.

On December 12, 2011, we announced the updated results on the ongoing treatment IND protocol for defibrotide. The analysis was based on 269 patients with severe VOD and multi-organ failure, or MOF, enrolled between December 2007 and March 2011 at 67 centers across the United States. 251 patients had undergone stem cell transplant (SCT) and the remaining 18 had developed VOD after chemotherapy alone. Of the 269 patients, 32% achieved a complete response (CR) and 50% survived to day 100 (D+100). Additional findings were as follows; In the subgroup of SCT patients, 31% (78/251) achieved a CR and 50% survived to D+100. In the 18 chemotherapy-only patients, CR was 39% and D+100 survival was 50%. Of 200 patients with severe VOD, CR was 28% and D+100 survival was 44%. Early initiation of defibrotide treatment (< 2 days, versus a delay of > 2 days) following VOD diagnosis resulted in increased CR (35% versus 23%, p=0.03) and survival (56% versus 37%, p=0.01). CR rate and D+100 survival for the 69 patients with non-severe VOD were 42% and 62%, respectively. 134 patients met entry criteria for the original Phase III trial of defibrotide and comparison to the Phase 3 historical control showed a statistically improved outcome in CR (30% vs 9%, p= < 0.01) and D+100 survival (46% vs 25%; p= < 0.01). The incidence of all grade graft versus host disease, or GvHD, in the allogeneic SCT patients (225/251) was 8%, similar to the observation of decreased GvHD in other studies of defibrotide. These results confirm the findings of previous trials and support early intervention with defibrotide following diagnosis of VOD. Additionally, there were low incidences of GvHD in allogeneic-SCT patients treated with defibrotide and of treatment-associated toxicities, both consistent with prior studies of defibrotide.

On December 13, 2012, we announced that additional data from ongoing trials of defibrotide were presented at the 54th Annual Meeting and Exposition of the American Society of Hematology held at the Georgia World Congress Center in Atlanta. The Clinical Director of the Dana-Farber Cancer Institute reported updated results on our ongoing study of defibrotide for the treatment of hepatic VOD in hematopoietic stem cell transplant patients through our treatment IND protocol.  The interim analysis was based on 333 patients with severe VOD and multi-organ failure, enrolled between December 2007 and September 2011 at 68 centers across the United States. 305 patients had undergone hematopoietic stem cell transplant and of those patients, 30% of patients achieved a complete response and 50% survived to day 100.  In the subgroup of HSCT patients with severe VOD, 26% achieved a complete response and 45% survived to day 100. In patients with non-severe VOD, 39% achieved complete response and 65 % survived to day 100.  In the treatment IND protocol, 155 patients matched the entry criteria for the original Phase III trial and comparison to the Phase III historical controls showed a statistically improved outcome in complete response (29% vs 9%, p=0.0019) and day 100 survival (49% vs 25%, p=0.0016).  Delayed initiation of defibrotide treatment (>2 days, versus a delay of <2 days) following VOD diagnosis resulted in reduced complete response (20% versus 34%, p=0.0195) and survival (37% versus 56%, p=0.0118). The complete response rate and survival for the 69 patients with non-severe VOD were 42% and 62%, respectively.  Children younger than 16 years old had higher complete rates than adults (33%vs 26%, p=0.187) and survival (56% vs 44%, p=0.277).

On December 13, 2012, an abstract titled “Evaluation of Defibrotide in the treatment of hepatic veno-occlusive disease in non stem cell transplant (non sct) chemotherapy patients: results from the Treatment IND (T-IND) expanded access protocol and the compassionate use program (CUP)” was presented at the 54th Annual Meeting and Exposition of the American Society of Hematology held at the Georgia World Congress Center in Atlanta. The analysis is based on a total of 89 patients who developed VOD after chemotherapy (chemo) alone: 61 patients in the CUP and 28 patients in the T-IND. Patients were enrolled in the CUP between December 1998 and March 2009; median age was 14 years (range 0.2–65) and 66% were male. In the T-IND the chemo patients were enrolled from December 2009 to September 2011; median age was 8 years (range 0.2–58) and 50% were male. The most common diagnoses were ALL (36% and 32%) and AML (30% and 25%) in the CUP and T-IND, respectively. Vincristine, cytarabine and cyclophosphamide were the most frequent chemotherapeutic agents associated with VOD, and with the exception of cyclophosphamide, their prior exposure was relatively similar between arms: patients in the CUP and in the T-IND, respectively, were treated with vincristine (31% and 46%), cytarabine (25% and 39%), and cyclophosphamide (16% and 61%). The median onset of VOD after chemotherapy was 19 days and 16 days in the CUP and T-IND, respectively, and sVOD was present in 46% and 50% of patients at study entry in the CUP and T-IND, respectively.

Overall, 53% (47/89) of patients achieved CR, with 53% (25/47) of patients with non-severe VOD achieving CR and 52% (22/42) of patients with sVOD achieving CR. Overall, 68% and 67% of patients were alive at D+100 (Kaplan-Meier estimate) in the CUP and T-IND, respectively, 65% and 69% of patients with non-severe VOD were alive at D+100 in the CUP and T-IND, respectively, and 72% and 64% of patients with sVOD were alive at D+100 in the CUP and T-IND, respectively. When VOD outcomes were compared to the SCT population of the T-IND (Richardson PG, et al. Blood [ASH Annual Meeting Abstracts] 2011;118:487), CR was 43% in non-SCT pts vs 30% in SCT and survival was 68% vs 50%, respectively.

Defibrotide to prevent VOD

We believe there is a significant opportunity to market defibrotide to patients who are at risk of developing VOD. Based on our research of VOD, we believe that recipients of high doses of chemotherapy, radiation therapy, hormone therapy, or of therapies that prepare for stem cell transplants have an elevated risk of developing VOD.  With the support of the European Group for Blood and Marrow Transplantation, a not-for-profit scientific society, we conducted a Phase II/III clinical trial in Europe and Israel involving defibrotide to prevent VOD in children. Unlike our Phase III treatment trial in the United States, which used a historical control arm of untreated patients, this clinical trial included a randomized control group of patients who received no treatment unless they developed VOD, at which time they received defibrotide treatment.

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

On February 23, 2012, the final results of the Phase III randomized control trial which evaluated defibrotide for use in preventing hepatic VOD in pediatric patients were published in the medical journal, The Lancet (Vol 379).  The results of Corbacioglu et al. showed that defibrotide led to a 40% a reduction in the incidence of VOD 30 days after hemopoietic stem cell transplantation, or HSCT, in patients receiving defibrotide, compared with those who did not receive defibrotide.  Additionally, in allogeneic HSCT recipients, the incidence and severity of aGvHD were significantly lower in the defibrotide arm.

On May 10, 2011, we announced the filing of our MAA under a centralized procedure with the EMA for defibrotide for the treatment and prevention of VOD in adults and children.  On March 21, 2013, the EMA announced its decision to deny the approval of our MAA.  We plan to appeal this decision and explore all possible options, including conducting additional clinical studies, with respect to obtaining regulatory approval from the EMA for defibrotide.

Defibrotide Pre-Approval

Defibrotide is being distributed in the United States through an expanded access program pursuant to a treatment IND protocol, which gives patients diagnosed with VOD access to defibrotide, and throughout the rest of the world on a named-patient basis, which we refer to our named-patient program.

On September 29, 2009, we entered into an agreement with US Oncology pursuant to which US Oncology agreed to administer and recover costs on our behalf in connection with our cost recovery program in the U.S..  Through our wholly-owned subsidiary, Gentium GmbH, we have entered into distribution agreements with certain regionalized partners to distribute defibrotide on a named-patient basis.  We expect to collect additional usage tolerability and safety data from patients of these programs to support our regulatory applications.

We received €13.18 million, €16.89 million, and €22.77 million through our named-patient and cost recovery programs for 2010, 2011 and 2012, respectively.

Other Products

Sulglicotide

Sulglicotide is developed from swine duodenum and appears to have ulcer healing and gastrointestinal protective properties. We manufacture sulglicotide at our manufacturing facilities near Como, Italy.  We sell sulglicotide primarily to a Korean partner, which uses this API to finish a drug that it markets in South Korea.

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

Regulatory Matters

Overview

The preclinical and clinical testing, manufacturing, labeling, storage, distribution, promotion, sale, import and export, reporting and record-keeping of our product candidates are subject to extensive regulation by governmental authorities in the United States, principally the FDA and corresponding state agencies, as well as regulatory agencies in foreign countries.

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

United States Regulatory Approval

FDA regulations require us to endure a long and rigorous process before any of our product candidates may be marketed or sold in the United States. This regulatory process generally requires:

•	our performance of satisfactory preclinical laboratory and animal studies under the FDA’s good laboratory practices regulations;

•	submission to and acceptance by the FDA of an IND Application which must become effective before human clinical trials may begin in the United States;

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

Clinical Trials

In addition to FDA review of an IND Application, each clinical institution that desires to participate in a proposed clinical trial must obtain approval of its clinical protocol by an Institutional Review Board. Institutional Review Boards review clinical trials for the purpose of protecting the rights and safety of human subjects.  In this regard, in rendering decisions on approval, they review; among other things, ethical factors, and the processes for obtaining informed consent and the selection and safety of human subjects.  Clinical trials must also be conducted in accordance with FDA regulatory requirements.  The FDA, and/or the Institutional Review Board associated with the institution at which a clinical trial is being performed, may order the temporary or permanent discontinuation of a clinical trial if, at any time, it believes that the clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial subjects.

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

Phase II

During Phase II, a product candidate is given to a limited number of patients with the disease or medical condition for which it is intended to be used in order to:

•	further identify potential adverse side effects and safety risks;

•	assess the preliminary or potential effectiveness of the product candidate for the specific targeted disease or medical condition; and

•	assess dosage tolerance and determine the optimal dose for a Phase III trial.

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

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, detailed information on the product candidate is submitted to the FDA in the form of an NDA requesting approval to market the drug for one or more indications, together with payment of a user fee, unless waived. An NDA includes all relevant data available from pertinent nonclinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information on the chemistry, manufacture, controls (CMC) and proposed labeling, among other things. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the product candidate for its intended use to the satisfaction of the FDA.

If an NDA submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the Prescription Drug User Fee Act, or PDUFA, the FDA’s goal is to complete its initial review and respond to the applicant within 12 months of submission, unless the application relates to an unmet medical need in a serious or life-threatening indication and is designated for priority review, in which case the goal may be within eight months of NDA submission. However, PDUFA goal dates are not legal mandates and FDA response often occurs several months beyond the original PDUFA goal date. Further, the review process and the target response date under PDUFA may be extended if the FDA requests, or the NDA sponsor otherwise provides, additional information or clarification regarding information already provided in the NDA. The NDA review process can, accordingly, be very lengthy. During its review of an NDA, the FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it typically follows such recommendations. Data from clinical studies are not always conclusive and the FDA and/or any advisory committee it appoints may interpret data differently than the NDA sponsor.

After the FDA evaluates the NDA and inspects manufacturing facilities where the drug product and/or its API will be produced, it will either approve commercial marketing of the drug product with prescribing information for specific indications or issue a complete response letter indicating that the application is not ready for approval and stating the conditions that must be met in order to secure approval of the NDA. If the complete response letter requires additional data and the applicant subsequently submits that data, the FDA nevertheless may ultimately decide that the NDA does not satisfy its criteria for approval. The FDA could also approve the NDA with a Risk Evaluation and Mitigation Strategies, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct post-marketing testing. Such post-marketing testing may include phase 4 clinical studies and surveillance to further assess and monitor the product’s safety and efficacy after approval. Regulatory approval of products for serious or life-threatening indications may require that participants in clinical studies be followed for long periods to determine the overall survival benefit of the drug.

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

If the FDA approves one or more of our product candidates, we, along with our contract manufacturers, must provide certain safety and effectiveness information while the drug is being marketed. Changes in the product, as well as changes in the manufacturing process or facilities, or other post-approval changes, may necessitate additional FDA review and approval. The labeling, advertising, promotion, marketing and distribution of a drug or biologic product must also be in compliance with FDA requirements relating to, among others, disclosure of risk information, standards and regulations for communication of information relating to off-label uses, industry sponsored scientific and educational activities and other promotional activities, including those involving the Internet. The FDA has very broad enforcement authority, and failure to abide by these requirements can result in a warning letter mandating the correction of deviations from regulatory standards, or enforcement actions that can include seizures, fines, injunctions and criminal prosecution.

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

The FDA may grant orphan drug status to drugs intended to treat a “rare disease or condition,” which is generally characterized as a disease or condition that affects fewer than 200,000 individuals in the United States. If and when the FDA grants orphan drug status, the generic name and trade name of the therapeutic agent and its potential orphan use are publicly disclosed by the FDA. Aside from guidance concerning the non-clinical laboratory studies and clinical investigations necessary for approval of the application, orphan drug status does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The FDA may grant orphan drug designations to competing product candidates targeting the same uses. A product that has been designated as an orphan drug and subsequently receives the first FDA approval for the designated orphan use is entitled to orphan drug exclusivity, which means that, except in limited circumstances, the FDA may not approve any other applications for the same indication for seven years from the date of FDA approval. Orphan drug status may also provide certain tax benefits. Finally, the FDA may fund the development of orphan drugs through its grant program for clinical studies.

The FDA has designated defibrotide as an orphan drug for the treatment of VOD and the prevention of VOD and has provided funding for clinical studies for defibrotide to treat VOD. The FDA has approved our application for “fast track” designation for defibrotide to treat severe VOD occurring after stem cell transplantation by means of injection. If our other product candidates meet the criteria, we may apply for orphan drug status and fast track status for these other products.

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

HIPAA

Certain federal and state legislation may affect our ability to obtain certain health information in conjunction with our research activities. Specifically, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and the Health Information Technology for Economic and Clinical Health Act, or the HITECH Act, mandate, among other things, that covered entities and business associates safeguard the privacy and security of individually identifiable health information in specific ways.  In relevant part, the U.S. Department of Health and Human Services, or HHS, has released two rules to date, which mandate how the confidentiality and integrity of such information must be protected.  The Privacy Rule imposes standards relating to the privacy of individually identifiable health information. These standards restrict the manner and circumstances under which covered entities and their business associates may use and disclose protected health information so as to protect the privacy of that information. The second rule released by HHS establishes minimum standards for the security of electronic health information.  HIPAA and the HITECH Act impose requirements on covered entities and business associates, including those covered entities and/or their business associates that conduct research activities regarding the use and disclosure of individually identifiable health information.  As a result, unless covered entities conducting clinical trials for us obtain an effective authorization from each research subject for the release of the subject’s individually identifiable health information meeting applicable requirements, such covered entities or their business associates may not be able to share with us all of the results from clinical trials that include such health information.

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

We filed our MAA for defibrotide under the centralized procedure.

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

In order to obtain the designation of a medicinal product as an orphan drug, the sponsor must submit an application to the EMA for the Evaluation of Medical Products, which must describe the indication of the active ingredients of the medicinal product, the proposed therapeutic indications and proof that the criteria established by the relevant European legislation are met.

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

We face competition in the product candidate development and marketing arenas. During development, the existence or discovery of alternative treatments for similar or completely different disorders may limit our ability to acquire participants or co-sponsors in connection with clinical trials for our product candidates. Any product candidates that we successfully develop and are approved for sale by the FDA or similar regulatory authorities in other countries may compete with products currently being used or that may become available in the future.  There may be organizations, including large pharmaceutical and biopharmaceutical companies, as well as academic and research organizations and government agencies, who are  interested in pursuing the research and development of drug therapies that target the blood vessel wall. Many of these organizations have substantially greater research and development capabilities and experience and greater manufacturing, marketing and financial resources than we have.  In addition, these companies’ products and product candidates are in more advanced stages of development than our product candidates or have otherwise been approved for sale by the FDA and other regulatory agencies.  As a result, our competitors may develop or license products or other novel technologies that are more effective, safe or cost efficient than our existing products or products that we are developing, or may obtain regulatory approval for products before we do. Clinical development by others may render our products or product candidates noncompetitive.

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

ORGANIZATIONAL STRUCTURE

We were part of a group of pharmaceutical businesses founded in Italy in 1944 which have been involved in the research and development of drugs derived from DNA and DNA molecules since the 1970’s. In 1993, we were formed by F3F S.p.A. (formerly known as FinSirton S.p.A.) as Pharma Research S.r.L., an Italian private limited company, for the purpose of pursuing research and development activities of prospective pharmaceutical specialty products.  In December 2000, we converted into a corporation and in July 2001, we changed our name to Gentium S.p.A.. F3F S.p.A. is one of our largest shareholders, and may be deemed to be controlled by Dr. Laura Ferro, our former Chief Executive Officer and President and a current member of our board of directors, together with her family.  Under our current bylaws, our terms of existence will expire on December 31, 2050.

In August 2011, we formed a wholly-owned subsidiary, Gentium GmbH, organized under the laws of Switzerland, as headquarters for our commercial operations.  We plan to carry all commercial activities through this subsidiary.

PROPERTY, PLANT AND EQUIPMENT

Manufacturing and Facilities

We own a manufacturing facility near Como, Italy which, at December 31, 2012, is subject to a mortgage securing repayment of an aggregate of €1.32 million of debt owed to Banca Nazionale del Lavoro.  The manufacturing facility is 2,350 square meters in size.  We rely on a third party to generate steam used in our manufacturing process, but in 2013 we plan to install our own steam generator at an estimated cost of €250 thousand in order to satisfy this need.

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

We produce defibrotide and sulglicotide at this facility and have the capability to produce sodium heparin.  We typically operate our manufacturing facility on two eight hour shifts per day. Our estimated current production, maximum production capacity, and percentage of utilization for defibrotide for the fiscal year 2013 are set forth below:

Product	Estimated Current Production Levels (kilograms/year)	Maximum Production Capacity With Two Eight Hour Shifts (kilograms/year)	Percentage of Utilization
Defibrotide	180	4,400	4%

Our estimated current production, production capacity, and percentage of utilization for sulglicotide for the fiscal year 2013 are set forth below:

Product	Estimated Current Production Level (kilograms/year)	Maximum Production Capacity With Two Eight Hour Shifts (kilograms/year)	Percentage of Utilization
Sulglicotide	6,000	8,626	69%

Our estimated current production, production capacity, and percentage of utilization for urokinase for the fiscal year 2013 are set forth below:

Product	Estimated Current Production Level (millions of units/year)	Maximum Production Capacity With One Eight Hour Shift (millions of units/year)	Percentage of Utilization
Urokinase	39,600	39,600	100%

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

The environmental management system was certified under the UNI EN ISO 14001 Standard on April 20, 2007 and the EMAS certification was obtained on July 26, 2007.  Both certifications were renewed in 2010 and we are currently working on obtaining renewals for the certifications for an additional three-year period following their expiration. Our environmental policy is designed to comply with current regulations on environmental protection, to provide for continuous improvement of our manufacturing performance, to protect our employees’ health, to protect the safety of people working at our location and to respect the safety of people living close to our plant and the surrounding community.

We lease approximately 4,800 square meters of office and laboratory space from F3F S.p.A. (formerly known as FinSirton, S.p.A.).  In addition, we lease 100 square meters of laboratory and manufacturing space for urokinase from Sirton S.p.A. (no longer an affiliate).

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

OPERATING RESULTS

Overview

We are a biopharmaceutical company focused on the development and manufacture of our primary product candidate, defibrotide, an investigational drug based on a mixture of single- and double-stranded DNA extracted from pig intestines.  Our development of defibrotide has been focused on the treatment and prevention of a disease called hepatic veno-occlusive disease, or VOD, a condition that occurs when veins in the liver are blocked as a result of cancer treatments, such as chemotherapy or radiation, that are administered prior to stem cell transplantation.  Severe VOD is the most extreme form of VOD and is linked to multiple-organ failure and high rates of morbidity and mortality.

Defibrotide for the treatment and prevention of VOD has been given “orphan” status by the U.S. Food and Drug Administration, or FDA, and the European Medicines Agency, or EMA, which means that we will have limited market exclusivity upon regulatory approval.  Defibrotide for the treatment and prevention of VOD has also been granted “orphan” status by the Korean Food and Drug Administration, or KFDA.  In addition, defibrotide has been granted “fast-track product” designation by the FDA for the treatment of severe VOD prior to stem cell transplantation.  To the best of our knowledge, there are no FDA or EMA approved treatments for this life-threatening disease.

 We have completed two clinical trials, a Phase III trial of defibrotide for the treatment of severe VOD with multiple organ failure in the U.S., Canada and Israel and a Phase II/III pediatric trial in Europe for the prevention of VOD.  We also have an ongoing study for the treatment of VOD through our IND protocol.  While we have not yet obtained regulatory approval to market defibrotide, we are permitted to distribute defibrotide on a pre-approval basis througout the U.S. pursuant to our IND protocol, which we refer to as our cost recovery program, and throughout the rest of the world on a named patient basis, which we refer to as our named-patient program. We expect to collect additional usage tolerability and safety data from patients of our cost recovery and named-patient programs to support our regulatory filings.

On May 10, 2011, we announced the filing of our MAA under a centralized procedure with the EMA for defibrotide for the treatment and prevention of VOD in adults and children.  On March 21, 2013, the EMA announced its decision to deny the approval of our MAA.  We plan to appeal this decision and explore all possible options, including conducting additional clinical studies, with respect to obtaining regulatory approval from the EMA for defibrotide.

On July 6, 2011, we announced the filing of our NDA with the FDA for defibrotide for the treatment of VOD in adults and children undergoing hematopoietic stem cell transplantation.  On August 17, 2011, we announced our voluntary withdrawal of our NDA following correspondence from the FDA identifying several potential “Refuse to File” issues regarding, among other things, the completeness and accuracy of our datasets. We have been working with CROs and consultants to address the issues raised by the FDA and plan to resubmit our NDA in 2013.

In 2011, we entered into license and/or supply and distribution agreements with specialized regional partners to distribute defibrotide, including on a named-patient basis, in the Asian Pacific, Turkey, Israel and the Palestinian Authority.  In 2012, we entered into license and/or supply and distribution agreements with additional regional partners to distribute defibrotide, including on a named-patient basis, in the Middle East and North Africa, Eastern Europe, and the Nordic and Baltic countries, accounting for 8% of our 2012 named-patient product sales.

We have generated a significant portion of our revenue through the distribution of our primary product candidate, defibrotide, under our cost recovery program in the U.S., and under our named-patient program throughout the rest of the world.  For the years ended December 31, 2010, 2011 and 2012, sales of defibrotide through these programs amounted to approximately 67%, 78% and 82% of our total product sales, respectively.

We have a manufacturing plant in Italy where we produce APIs, such as the defibrotide compound, sodium heparin urokinase and sulglicotide.  We also generate revenues from the sale of these APIs, which are used by other companies to make the finished form of various drugs.   For the years ended December 31, 2010, 2011 and 2012, sales of APIs amounted to approximately 33%, 22% and 18% of our total product sales, respectively.

In addition, we have generated a significant amount of revenue from our license, supply and distribution agreement with Sigma-Tau Pharmaceuticals, Inc., pursuant to which we have licensed the right to market defibrotide to treat and prevent VOD in North America, Central America and South America to Sigma-Tau Pharmaceuticals, Inc. In connection with this agreement, we entered into a cost sharing agreement with Sigma-Tau, under which it has agreed to share in certain costs associated with the development of defibrotide. We have recognized other revenue of €4,547 thousand, € 2,026 thousand  and € 1,257 thousand for the years ended December 31, 2010, 2011 and 2012, respectively, in connection with these agreements with Sigma-Tau.

Our revenue sources are detailed categorically below:

	For The Years Ended December 31,
(in thousands)	2010	2011	2012
Product sales:
API - Urokinase	€1,893	€1,612	€1,404
API - Sulglicotide	4,640	3,236	3,154
API – Other	-	-	298
Named-patient/cost recovery program sales	13,182	16,886	22,774
Total product sales	19,715	21,734	27,630
Other revenues	4,836	2,149	1,409
Total revenue	€24,551	€23,883	€29,039

Although we are incorporated in Italy, the majority of our product sales are generated through customers located outside of Italy, with the exception of limited volumes of sales of urokinase and other APIs.  Product sales to customers outside of Italy amounted to 94%, 97% and 97% for the years ended December 31, 2010, 2011 and 2012, respectively. The API sulglicotide is mainly sold in South Korea and the API urokinase is principally sold in Spain. Defibrotide, which is still under development and for which we have not obtained a market authorization in any territory in the world, is sold in the US and Ex-US through our cost recovery and named-patient programs and accounted for 67%, 78% and 82% of our total product sales for the years ended December 31, 2010, 2011 and 2012, respectively. Substantially all of our other revenues are generated from a cost sharing arrangement with Sigma-Tau Pharmaceuticals, Inc., executed in 2007, under which Sigma-Tau Pharmaceuticals, Inc. agreed to reimburse 50% of certain costs we incurred during our Phase III clinical trial of defibrotide to treat severe VOD, and from milestone and up-front payments under our license and supply agreement with Sigma-Tau Pharmaceuticals, Inc., as amended, to include the prevention indication of defibrotide for distribution in the Americas.  In 2012, Sigma-Tau agreed to reimburse the Company approximately $2.9 million over the next two years.

In 2012, we have been cash flow positive, primarily due to revenue generated from the cost recovery and named-patient programs. We expect that existing cash and cash equivalents together with the anticipated cash flow from product sales will be sufficient to support our current operations for at least the next twelve months.  However, if we are unable to obtain regulatory approval to commercialize defibrotide, unable to continue to generate sufficient revenue and cash-flow through our cost recovery and named-patient programs as expected, or if our cash requirements exceed our current expectations, we may incur net losses and may have to obtain additional capital through equity or debt financings, loans and collaborative agreements with corporate partners, which may not be available to us on favorable terms, if at all.

As of December 31, 2012, substantially all of our cash and cash equivalents were held in accounts at financial institutions located in the Republic of Italy and in the United States, which we believe are of acceptable credit quality.  We invest our cash in liquid instruments that meet high credit quality standards and generally mature within three months of the purchase date.  We are exposed to exchange rate risk with respect to certain of our cash balances, accounts receivable and accounts payable that are denominated in U.S. dollars.  As of December 31, 2012, we held a cash balance of $2.06 million, receivables of $0.83 million and payables of $0.84 million that were denominated in U.S. dollars.  These dollar-based balances are available to be used for future purchases and other liquidity requirements that may be denominated in such currency.  We are exposed to unfavorable and potentially volatile fluctuations of the U.S. dollar against the Euro (our functional currency).

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

We are exposed to changes in interest rates primarily as a result of our borrowings.  Our primary exposure to variable rate debt is through the EURIBOR and we had entered into interest rate cap agreements to manage exposure to interest rate movement. These interest rate cap agreements expired on the dates on which greater than 50% of the original principal amounts of the underlying indebtenedness were repaid. Due to the current rate of the Euribor, the outstanding amounts of the principal due on our borrowings and the scheduling of repayment of such borrowings, we have determined the risk of interest rate movement to be low and did not renew these agreements. We monitor fluctuations in the interest rate market and will consider entering into new agreeements if we later determine that such risk has increased.

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

Inventories

Inventories consist of raw materials, semi-finished and finished active pharmaceutical ingredients and defibrotide distributed through the named-patient and cost recovery programs. We state inventories at the lower of cost or market, determining cost on an average cost basis. We periodically review inventories and reduce items to their estimated net realizable values as they become outdated or obsolete.  We estimate reserves for excess and obsolete inventories based on inventory levels on hand, future purchase commitments, and current and forecast product demand. Our reserve level and, as a result, our overall profitability, is subject to our ability to reasonably forecast future sales levels versus quantities on hand and existing purchase commitments. Forecasting demand and resource planning are based, in part, on assumptions that we must make regarding expected market changes, overall demand, pricing incentives and raw material availability, among other variables. Significant changes in these estimates could indicate that inventory levels are excessive, which would require us to reduce inventories to their estimated net realizable values.

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

Prior to commencing the sale of defibrotide through the named-patient and cost recovery programs, we had expensed all costs associated with the production of defibrotide as research and development expenses.  Subsequent to signing the agreements associated with the named-patient and cost recovery programs, we began to capitalize the costs of manufacturing defibrotide as inventory, including costs to convert existing raw materials to active pharmaceutical ingredients and costs to package and label previously manufactured inventory, which costs had already been expensed as research and development expenses. Until we sell the inventory for which a portion of the costs was previously expensed, the carrying value of our inventory and our cost of sales will reflect only incremental costs incurred subsequent to the signing of these agreements.

We expense costs relating to the production of clinical products as research and development expenses in the period incurred, which are not expected to be sold through the named-patient and cost recovery programs. We will continue to do so until we receive an approval letter from the FDA or EMA for a new product or product designation.  Upon receipt of an approval letter from the FDA or EMA for a new product or product designation, we will begin to capitalize the subsequent inventory costs relating to that product designation.

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

Research and Development Expenses

Several of our activities and related costs are designated research and development expenses, which primarily include salary and benefits payments to our direct employees, employee stock-based compensation expenses, facility costs, overhead costs, clinical trial costs and related trial product manufacturing costs, contracted services and subcontractor costs. Clinical trial costs include costs associated with contract research organizations. The billings we receive from contract research organizations for services rendered may not be received for several months following the service. We accrue the estimated costs of the contract research organizations’ related services based on our estimate of management fees, site management and monitoring costs and data management costs. Our research and development department is in constant communication with our contract research organizations to assess their progress on the underlying study and the reasonableness of their cost estimates. Differences between estimated trial costs and actual costs have not been material to date, and changes have been made when they become known. Under this policy, research and development expenses can vary due to accrual adjustments related to the underlying clinical trials and the expenses incurred by the contract research organizations.  At December 31, 2012, we had €4.37 million of future payables under outstanding contracts.   Most of these contracts are on a cost plus or actual cost basis.

Stock-Based Compensation

Employee stock-based compensation is estimated on the date of grant, based on the fair value of the employee stock award.  Employee stock-based compensation is recognized ratably over the requisite service period, which is generally the vesting period, in a manner similar to other forms of compensation paid to employees.The fair values of all option grants were estimated on the grant date using a binomial valuation model. The binomial model considers characteristics of fair value option pricing that are not available under the Black-Scholes model. Similar to the Black-Scholes model, the binomial model takes into account variables such as volatility, dividend yield rate, and risk free interest rate. However, unlike the Black-Scholes model, the binomial model also considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, the probability of termination or retirement of the option holder in computing the value of the option, and the exchange rate between the euro and the dollar. For these reasons, we believe that the binomial model provides a fair value that is more representative of actual experience and future expected experience than the value calculated using the Black-Scholes model.

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

In our current valuation, we consider the volatility factor to be an important factor in determining the fair value of the options granted. For options granted in 2012, we have used a 93.55% factor based on what we believe is a representative sample of similar biopharmaceutical companies. However, this sample is not perfect, as it omits, for example, Italian companies, due to the fact that there are a limited number of companies such as ourselves that are publicly traded in the U.S. market. Significant changes to these estimates could have a material impact on the results of our operations.

Valuation Allowance

As of December 31, 2012 and 2011, we had net operating loss (NOL) carryforwards of approximately €53.48 million and €51.32 million, respectively.

As required by ASC 740, our management has evaluated the positive and negative evidence bearing upon the ability to realize our deferred tax assets, which are comprised principally of NOL and research and experimentation credit carryforwards.  Management has determined at this time that while it believes that the deferred tax assets will be realized, the weight of objective evidence requires a valuation allowance of approximately €21.16 million at December 31, 2012.

Recent Accounting Pronouncements

Reference should be made to Note 2 of our consolidated financial statements, “Summary of Significant Accounting Policies to our Consolidated Financial Statements,” for a discussion of new accounting standards.

Results of Operations

The following tables set forth our results of operations:
	For The Years Ended December 31,
Amounts in thousands except share and per share data	2010	2011	2012
Revenues:
API product sales	€6,533	€4,848	€4,856
NPP product sales	13,182	16,886	22,774
Total product sales	19,715	21,734	27,630
Other revenues	289	123	152
Other revenues from related party	4,547	2,026	1,257
Total Revenues	24,551	23,883	29,039

Operating costs and expenses:
Cost of goods sold	5,786	6,035	5,778
Research and development	6,104	5,533	10,531
General and administrative	5,835	5,490	6,271
Sales and Marketing	-	2,237	4,558
Charges from related parties	346	222	186
Restructuring charges	1,101	-	-
Depreciation and amortization	908	870	1,003
Total operating costs and expenses:	20,080	20,387	28,327

Operating income	4,471	3,496	712

Foreign currency exchange gain/(loss), net	90	46	(67)
Interest income/(expense), net	(87)	(21)	155
Income before income tax expense	4,474	3,521	800

Income tax expense:
Total income tax expense	(397)	(811)	(26)
Net income	€4,077	€2,710	€774

Net income per share:
Basic	€0.27	€0.18	€0.05
Diluted	€0.27	€0.18	€0.05

Weighted average shares used to compute net income per share:
Basic	14,956,317	14,964,021	15,014,411
Diluted	14,956,317	15,340,859	15,639,890

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Product sales

Total product sales, which include sales of defibrotide and APIs, were €27.63 million for 2012 compared to €21.73 million for 2011, an increase of €5.90 million or 27%.  The increase was primarily due to a higher volume of defibrotide distributed through the named-patient and cost recovery programs, which can be partially attributed to the partnerships entered into in 2012, an increased awareness of defibrotide and a decrease in service fees associated with the named-patient program managed by one of our European partners.  Revenues from the distribution of defibrotide through the named-patient and cost recovery programs amounted to €22.77 million for the year ended December 31, 2012, compared to €16.89 million for the year ended December 31, 2011, recording an increase of €5.88 million or 35%.  For the years ended December 31, 2012 and 2011, named-patient and cost recovery program sales were net of €1.55 million and €3.17 million in service fees, respectively.

API sales were €4.86 million for 2012 compared to €4.85 million for 2011. Sulglicotide API sales were €3.15 million for 2012 compared to €3.24 million for 2011, accounting for 65% and 67% of our total API sales. The variance in sulglicotide sales was partially due to a decrease in volume which had a negative impact of €0.3 million, which was partially offset by €0.2 million due to an increase in the price of sulglicotide.  Urokinase sales were €1.40 million for 2012 compared to €1.61 million for 2011. The variance is attributable to a decrease in volume versus the prior year. In 2012, we realized €0.30 million in sales of the API heparin, which we did not have in prior year.

Other revenues

Other revenues were €1.41 million for 2012 compared to €2.15 million for 2011, a decrease of €0.74 million or 34%. Other revenues for the prior year included a ratable recognition of the up-front payment of €5.11 million (US$7.0 million) made by Sigma-Tau in 2010 in connection with the amendment of an existing license and supply agreement with the Company to include the prevention indication of defibrotide in the Americas, which amounted to Euro 1.70 million (US$ 2.33 million). The decrease was partially offset by an increase in activities, such as clinical trials, that were eligible for reimbursement from Sigma-Tau under a cost sharing agreement with the Company, which amounted to €1.26 million and €0.32 million for the years ended December 31, 2012 and 2011, respectively.

Cost of goods sold

Our cost of goods sold was €5.78 million in 2012 compared to €6.04 million in 2011. Overall, the cost of goods sold as a percentage of product sales was 21% in 2012 compared to 28% in 2011 mainly due to a different composition of product mix with proportionately increased sales of defibrotide which has a higher margin compared to sales of our other APIs. Also contributing to the variance was a net release of an inventory reserve in the amount of €0.46 million, a slight increase in the margin of sulglicotide due to the renegotiation of the sales price and a slight decrease in labor costs due to temporary lay-offs of certain employees in connection with a temporary shut-down of our manufacturing activities.

Research and development expenses.

We incurred research and development expenses of €10.53 million in 2012 compared to €5.53 million for 2011, an increase of €5.00 million or 90%.  2011 research and development expenses include severance, employee termination benefits and other exit costs associated with a change in management in the amount of €0.43 million. Research and development expenses were primarily for the development of defibrotide to treat and prevent VOD. The increase from the comparable period in 2011 was primarily due to the engagement of contract research organizations and outside scientific, regulatory and quality consultants, travel and conference expenses and scientific advisory board meetings necessary to assist the Company in addressing issues raised by the FDA and support the Company through the EMA’s regulatory review process.

General and administrative expenses

Our general and administrative expenses were €6.27 million for 2012 compared to €5.49 million for 2011, an increase of €0.78 million or 14%.  The increase was primarily due to higher legal and tax consultant expenses, personnel and recruiting expenses in connection with an increase in our headcount, corporate governance expenses and stock-based compensation costs.

Sales and marketing

Sales and marketing expenses were €4.56 million for 2012 compared to €2.24 million for 2011, an increase of €2.32 million or 104%. Sales and marketing expenses relate to costs incurred in connection with the establishment of our subsidiary’s European commercial team, which primarily occurred in the second half of 2011. Therefore, sales and marketing expenses for the twelve-month period ended December 31, 2012 account for expenses related to new appointments for our commercial team that we did not have during the prior-year period. Sales and marketing expenses refer mainly to payroll and payroll related costs, health economic and marketing analysis, travel and conference expenses, and stock-based compensation costs.

Income tax expenses

Income tax expenses were €0.03 million for 2012 compared to €0.81 million for 2011, a decrease of €0.78 million. The decrease is mainly attributable to a decrease in profitability and lower taxable income compared to the prior year.  In addition, we released previously accrued income taxes in the amount of €0.02 million, recorded a tax credit of €0.07 million in connection with the enactment of a new tax reform, and accrued Italian corporate taxes of €0.11 million and Swiss corporate taxes of €0.01 million.

Net income

Our net income was €0.77 million in 2012 compared to €2.71 million in 2011. The difference was primarily due to an increase in research and development expenses, an increase in sales and marketing expenses associated with the establishment of a commercial team, which did not exist until the second half of 2011, an increase in general and administrative expenses, a decrease in other income and revenues from a related party offset by an increase in the volume of defibrotide sold through the named-patient and cost recovery programs, an increase in gross margin and a decrease in income tax expenses.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Product sales.

Product sales were €21.73 million for 2011 compared to €19.72 million for 2010, an increase of €2.01 million or 10.2%.  The increase was primarily due to a higher volume of defibrotide distributed through the named-patient and cost recovery programs, which can be partially attributed to the partnerships entered into in 2011 with specialized regional partners for the distribution of defibrotide on a named-patient basis, and an increased awareness of defibrotide.  Revenues from the distribution of defibrotide through the named-patient and cost recovery programs amounted to €16.89 million for the year ended December 31, 2011, compared to €13.18 million for the year ended December 31, 2010, recording an increase of €3.71 million or 28%.  For the years ended December 31, 2011 and 2010, named-patient and cost recovery program sales were net of €3.17 million and €2.13 million in service fees, respectively.

API sales were €4.85 million for 2011compared to €6.53 million for 2010, a decrease of €1.68 million or 26%. Of the €1.68 million decrease, €1.40 million is attributable to the sulglicotide API business, which suffered a drop in volume of sales of €0.82 million and a reduction in price of €0.58 million, mainly due to a 20% reimbursement cut from the South Korean government for a finished drug manufactured by a South Korean commercial partner that uses sulglicotide as an API.  In addition, we experienced a decrease of €0.28 million in urokinase revenues, which was largely attributable to volume.

Other revenues

Other revenues were €2.15 million for 2011 compared to €4.84 million for 2010. The decrease versus the prior year is primarily attributable to a decrease in activities eligible for reimbursement from Sigma-Tau pursuant to a cost sharing arrangement, such as pre-clinical and clinical trials. Reimbursements for such activities amounted to €0.32 million and €1.14 million for 2011 and 2010, respectively.  In addition, of the €5.11 million ($7.0 million) up-front payment advanced by Sigma-Tau in connection with the amendment of the existing license and supply agreement, to include the prevention indication of defibrotide in the Americas, we had a ratable recognition of €1.70 million ($2.33 million) for 2011compared to €3.41 million for 2010, a decrease of €1.71, or 50%.

Cost of goods sold.

Our cost of goods sold was €6.04 million in 2011 compared to €5.79 million in 2010. The cost of goods sold includes write-offs of €0.34 million and €0.38 million for 2011 and 2010, respectively, in order to adjust the carrying values of some APIs to their net realizable values. Overall, the cost of goods sold as a percentage of product sales was 28% in 2011 compared to 29% in 2010 mainly due to a different composition of product mix with proportionately increased sales of defibrotide which has a higher margin compared to sales of our other APIs.  The increase in gross margin was partially offset by a decrease in the price of sulglicotide and unfavorable manufacturing costs associated with the reprocessing of some of the APIs.

Research and development expenses.

We incurred research and development expenses of €5.53 million in 2011 compared to €6.10 million for 2010.  The decrease from the comparable period in 2010 was primarily due to the completion of a technology transfer, costs associated with pre-clinical and clinical trials, such as reproductive toxicity, hERG channel, QT/QTc, and pharmacokinetics of defibrotide in healthy volunteers, and stock-based compensation, offset by an increase in scientific consultancy, regulatory activities and severance, employee termination benefits and other exit costs associated with a change in management in early October 2011 totaling €0.43 million.

General and administrative expenses.

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

Restructuring charges.

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

Income tax expense

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

LIQUIDITY AND CAPITAL RESOURCES

	As of December 31,
(in thousands)	2011	2012
Cash and cash equivalents	€9,990	€12,485

	Years Ended December 31,
(in thousands)	2010	2011	2012
Net cash provided by operating activities	€8,237	€2,401	€3,422
Net cash used in investing activities	(205)	(393)	(611)
Net cash used in financing activities	(716)	(801)	(249)
Effect of exchange rate on cash and cash equivalents	34	41	(67)
Cash and cash equivalent, beginning of period	1,392	8,742	9,990
Cash and cash equivalents, end of period	€8,742	€9,990	€12,485

We require cash to fund our operating activities and our service debt. We have been cash flow positive in 2012, primarily due to revenue and cash-flow generated from the cost recovery and named-patient programs.  Our excess funds are currently invested in short-term investments with a maturity date of three months. Based on our historical needs and on current estimates, our current cash position and expected cash flow from our revenues will be sufficient to fund our operations for the next twelve months.  However, if we are unable to obtain regulatory approval to commercialize defibrotide, unable to generate sufficient revenue and cash-flow through our cost recovery and named-patient programs, or if we increase expenditures above our current expectations, we may need to obtain additional capital through equity or debt financing, loans and collaborative agreements with corporate partners and which may not be available to us on favorable terms, if at all.

Operating Activities

In 2012, our primary sources of funding have been our operating activities and working capital. We closed the year with a net income of €0.77 million. Of this net income, certain costs were non-cash charges, primarily depreciation and amortization costs of €1.46 million, stock-based compensation expenses of €1.92 million and a release of a previously accrued inventory reserve of €0.46 million related to inventory sold or destroyed.  In addition to non-cash charges, we also had a net change in other operating assets and liabilities of €0.03 million, including a decrease in accounts receivable of €0.98 million, a decrease in inventory of €1.41 million, a decrease in accounts payable, other accrued expenses and income tax payables of €2.01 and a release of previously accrued deferred revenues of €0.33 million.  In 2012, as compared to 2011, we recorded an increase in research and development expenses necessary to assist the Company in addressing issues raised by the U.S. FDA and supporting the Company through the EMA regulatory review process, along with an increase in sales and marketing expenses in connection with building out our European commercial team, which the Company did not establish until November 2011.

In 2011, our primary sources of funding were our operating activities and we closed the year with a net income of €2.71 million.  Of this net income, certain costs were non-cash charges, such as depreciation and amortization costs in the amount of €1.32 million, stock-based compensation expenses of €1.66 million, a provision for income taxes of €0.58 million, and a write-off of inventory of €0.34 million. In addition to non-cash charges, we also had a net change in other operating assets and liabilities of €4.15 million, including an increase in accounts receivable of €1.28 million, an increase in inventory of €0.92 million, a decrease in accounts payable and other accrued expenses of €0.65 million, a decrease in termination indemnities of €0.13 million and a decrease in deferred revenues of €1.21 million, due to the recognition of €1.70 million of previously deferred revenue related to our license agreement entered with Sigma-Tau and the deferral €0.49 million relating to a commitment entered into with a partner to recognize free products if, in a given period, it buys certain volumes of that product. Cost accrual of free products is recorded in the period in which the related revenues are recognized resulting in a reduction of product revenue and the establishment of a liability which is included in other current liabilities.  In 2011, we formed Gentium GmbH, a wholly-owned subsidiary organized under the laws of Switzerland, as the headquarters for our commercial operations.  We also appointed our commercial leadership team in the major European countries.

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

Investing Activities

In 2012 we had capital expenditures of €0.61 million which were principally allocated to leasehold improvements for our corporate office located in Villa Guardia, Como, Italy.

In 2011 we had capital expenditures of €0.72 million, which were principally allocated to furniture and leasehold improvements for our corporate office located in Villa Guardia, near Como, Italy. Such investment activities were partially financed through the sale of marketable securities for €0.26 million and partially compensated by the landlord.

In 2010, we had capital expenditures of €0.21 million.

Financing Activities

In 2012, we used approximately €0.53 million to reimburse a portion of our long term debt and capital lease obligations while proceeds from the exercise of stock options amounted to €0.28 million.

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

At December 31, 2012, we had an aggregate of €1.54 million in debt outstanding and had €12.49 million in cash and cash equivalents.  Additional information on the maturity, repayment obligations and interest rate structure with respect to this debt, and our material commitments for capital expenditures, is provided below under “Contractual Obligations and Commitments.”

We expect to devote substantial resources toward the continuation of our research and development efforts and related regulatory expenses, the expansion of our licensing and collaboration efforts and building our sales and marketing team. Our funding requirements will depend on numerous factors including:

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

We do not expect our revenues to increase significantly until after we successfully obtain FDA and EMA regulatory marketing approval for, and begin selling, defibrotide to treat severe VOD and prevent VOD. We believe that some of the key factors that will affect our internal and external sources of cash are:

•	our ability to obtain FDA and EMA regulatory marketing approval for, and to commercially launch, defibrotide to treat and prevent VOD;

•	the receptiveness of the capital markets to financings, generally, and of biotechnology companies, specifically; and

•	our ability to enter into additional collaboration arrangements with corporate and academic collaborators and the success of such relationships.

We have accumulated a deficit of approximately €92.07 million since our inception.  We have been cash flow positive since 2010, primarily due to an up-front payment from Sigma-Tau Pharmaceuticals Inc. in connection with the expansion of the license for defibrotide in the Americas, and revenue and cash-flow generated from the cost recovery and named-patient programs.  While we expect that existing cash and cash equivalents together with the anticipated cash flow from product sales will be sufficient to support our current operations for at least the next twelve months, if we have expenditures above our current expectations, or if we are unable to generate sufficient revenue and cash-flow through our cost recovery and named-patient programs, we may need to obtain additional capital through equity or debt financing, loans and collaborative agreements with corporate partners, which may not be available to us on favorable terms, if at all.

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

2013 Outlook

In 2013, we will continue to work on our U.S. regulatory strategy with our commercial partner, Sigma-Tau Finanziaria S.p.A. and its affiliate, Sigma-Tau Pharmaceuticals, Inc., to which we have licensed our commercial rights to use defibrotide for both the treatment and prevention of VOD in the America, regarding the resubmission of our NDA and plan to resubmit our NDA in 2013.

With respect to our MAA with the EMA, we plan to appeal the EMA’s decision denying our MAA. If we are required to conduct additional clinical studies by the FDA or the EMA, we will incur significant research and development expenses that may have an adverse effect on our profitability and cash flow.

We expect to explore other indications for defibrotide, such as acute graft versus host disease, or aGvHD, where it has shown promising preliminary data in a clinical trial. It is also our intention to continue evaluating opportunities for compounds that might be available to us to expand our existing pipeline.

We expect to continue to run our cost recovery program to give patients access to defibrotide in the United States for the treatment of VOD, and our named-patient program to give patients access to defibrotide throughout the rest of the world for the prevention and treatment of VOD.  We intend to continue to expand our presence into new regional territories through license and/or supply and distribution agreements with specialized regional partners for the distribution of defibrotide on a named-patient basis.  We expect revenue associated with the distribution of defibrotide on a named-patient basis to increase as more patients throughout the world gain access to defibrotide.

We do not expect a material change to our API business.  We plan to install a steam generator for our manufacturing activities at an estimated cost of €250 thousand and new grinding equipment at an estimated cost of €150 thousand.  The improvements will both increase our manufacturing efficiency and improve the safety conditions of our manufacturing facility. Additionally, we are working to build a back entrance to our manufacturing plant to facilitate vehicle access.

We are mindful of the fact that external conditions could affect our ability to achieve our goals, including our ability to raise additional capital, and healthcare policy changes, increasing concerns and scrutiny regarding potential or perceived safety issues associated with pharmaceutical and biological products and continued government pricing pressures.  Based on our historical needs and our current estimates, our current cash position and expected cash flow from our revenues will be sufficient to fund our operations for the next twelve months.

RESEARCH AND DEVELOPMENT

We have had to engage multiple third parties, such as contract research organizations and consultants, to assist us in the development of defibrotide, and we will likely have to engage similar third parties to develop any other product candidate. We expense research and development costs as they are incurred.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and benefits of our direct employees, employee stock-based compensation expenses, facility costs, overhead costs, clinical trial costs and related trial product manufacturing costs, contracted services and subcontractor costs. Clinical trial costs include costs associated with CROs. The billings that we receive from CROs for services rendered may not be received for several months following the services.  Development timelines and costs are difficult to estimate and may vary significantly for each product candidate and from quarter to quarter.  We accrue the estimated costs of the CROs related services based on our estimate of management fees, site management and monitoring costs and data management costs.  Differences between estimated and actual trial costs have not been material to date, and any changes have been made when they become known. Under this policy, research and development expense can vary due to accrual adjustments related to the underlying clinical trials and the expenses incurred by the CROs.  During the years ended December 31, 2010, 2011 and 2012, we had three major categories of research projects relating to our product candidates: defibrotide to treat VOD, defibrotide to prevent VOD and assorted other projects. The table below presents our research and development expenses by project for each of the years ended December 31, 2010, 2011 and 2012.

	For The Years Ended December 31,
(in thousands)	2010	2011	2012
Defibrotide to treat VOD	€5,028	€3,156	€5,841
Defibrotide to prevent VOD	521	1,583	4,336
Others	555	794	354
Total	€6,104	€5,533	€10,531

We have completed two clinical trials, a Phase III trial of defibrotide for the treatment of severe VOD with multiple organ failure in the U.S., Canada and Israel and a Phase II/III pediatric trial in Europe for the prevention of VOD.  We also have an ongoing study for the treatment of VOD through our IND protocol.  While we have not yet obtained regulatory approval to market defibrotide, we are permitted to distribute defibrotide on a pre-approval basis througout the U.S. pursuant to our IND protocol, which we refer to as our cost recovery program, and throughout the rest of the world on a named patient basis, which we refer to as our named-patient program. We expect to collect additional usage tolerability and safety data from patients of our cost recovery and named-patient programs to support our regulatory filings.

The successful development of defibrotide is uncertain.  On May 10, 2011 and July 6, 2011, respectively, we announced the filing of our MAA for defibrotide with the EMA and our NDA for defibrotide with the FDA. The EMA recently denied our MAA for defibrotide for the prevention and treatment of VOD, and we have withdrawn our NDA for the treatment of VOD with the FDA. We plan to explore all opportunities to achieve regulatory approval, including a resubmission of our NDA in 2013, appealing the decision by the EMA regarding our MAA, and conducting additional clinical studies.

The exact nature, timing and estimated costs of the efforts necessary to complete the development of defibrotide to treat or prevent VOD or the other uses for which we may develop defibrotide and the date of completion of these development efforts are difficult to ascertain due to the numerous risks and uncertainties associated with development, including:

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

Intellectual Property Rights and Patents

As of December 31, 2012, we had 3 U.S. patents issued with 6 U.S. patent applications pending, 33 foreign patents issued with 24 foreign patent applications pending, and 2 international patent application (not yet nationalized) pending.  The United States Patent & Trademark Office issued a patent covering our process for manufacturing defibrotide in 1991, which expired on January 15, 2008. In April 2001, we filed a patent application with the United States Patent & Trademark Office and corresponding patent applications in certain foreign countries, for the use of defibrotide in stem cell transplants.  This patent expires in 2021.

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

We have Italian, United States and international trademark rights in “Gentium”, United States and European Union trademarks in “Gentide”, Italian, United States and European trademarks in “Defitelio”, Italian and European trademarks in “Defrex”, international and Italian trademark rights in “Oligotide” and Italian trademark rights in “Pharma Research” and “Dinelasi”.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations and Commitments

Contractual obligations represent future cash commitments and liabilities under agreements with third parties, and exclude contingent liabilities for which we cannot reasonably predict future payment.  The following chart represents our total contractual obligations, at December 31, 2012, aggregated by type (in thousands):

(in thousands)	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
Long-Term Debt Obligations:
Mortgage loans	€1,320	240	240	240	240	240	120
Finance loans	123	81	42	-	-	-	-
Equipment loans	101	88	13	-	-	-	-
	€1,544	409	295	240	240	240	120

Operating leases	€1,126	349	222	185	185	185	-
Research and Development Programs	4,368	3,959	361	45	3	-	-
Sales and Marketing Programs	895	766	63	54	12	-	-
General and Administration Programs	671	542	92	31	4	2	-
	€7,060	5,616	738	315	204	187	-

Total	€8,604	6,025	1,033	555	444	427	120

On June 14, 2006, we obtained a loan in the amount of €2,800 thousand from Banca Nazionale Del Lavoro S.p.A.  The loan is secured by a mortgage on certain of our land and buildings and bears interest at the six-month Euribor rate plus 1.00%. Originally, the principal was repayable in fourteen installments, every six months, from December 27, 2007 until final maturity in 2014, and interest was payable every six months from June 27, 2006.  In December 2009 and in June 2011, Banca Nazionale Del Lavoro S.p.A. agreed to defer payment of the loan principal for 48 months, extending the original term of the loan to 2018. At December 31, 2012, the principal amount outstanding under this loan was €1,320 thousand.

On June 30, 2006, we obtained a loan in the amount of €750 thousand from San Paolo IMI S.p.A (now Banca Intesasanpaolo S.p.A.) for the acquisition and installation of manufacturing equipment, bearing interest at the three-month Euribor rate plus 1.20%. On June 15, 2008, the rate was decreased to 1.02% over the Euribor rate.  Interest is due quarterly beginning on September 15, 2006. The agreement requires us to maintain a minimum level of net shareholders’ equity determined in accordance with Italian generally accepted accounting principles. The Company was in compliance with this provision of the agreement at December 31, 2012.  In December 2009 and June 2011, San Paolo IMI S.p.A agreed to defer payment of the loan principal for 24 months, extending the original term of the loan to 2013. At December 31, 2012, the amount outstanding under this loan was €62 thousand.

On December 20, 2006, we obtained three loans from Banca Intesa S.p.A (now Banca Intesasanpaolo S.p.A.).

The first of these loans is in the amount of €230 thousand for an original term of 60 months, maturing on December 31, 2011.  Principal and interest are due in quarterly installments beginning on March 31, 2007.  The loan bears interest at the three-month Euribor rate plus 1%.  In December 2009 and June 2011, Banca Intesasanpaolo agreed to defer payment of the loan principal for 30 months, extending the original term of the loan to 2014.  At December 31, 2012, the amount outstanding under this loan was €39 thousand.

The second loan is in the amount of €500 thousand for an original term of 60 months, maturing on December 31, 2011.  Principal and interest are due in monthly installments beginning on January 31, 2007.  The loan bears interest at the three-month Euribor rate plus 1%.  In December 2009 and June 2011, Banca Intesasanpaolo agreed to defer payment of the loan principal due for 30 months, extending the original term of the loan to 2014. At December 31, 2012, the amount outstanding under this loan was €84 thousand.

The third loan is in the amount of €225 thousand for an original term of 57 months (after a technical pre-amortization period from December 20, 2006 to March 15, 2007) maturing on December 15, 2011.  Under the terms of the Loan Agreement, the loan funds were required to be used within six months of disbursement for investments in the innovation of products and/or production processes or to buy manufacturing equipment.  Principal and interest payments are due in quarterly installments starting on June 15, 2007.  The loan bears interest at the three-month Euribor rate plus 0.8%.  In December 2009 and June 2011, Banca Intesasanpaolo agreed to defer payment of the loan principal for 30 months, extending the original term of the loan through 2014.  At December 31, 2012, the amount outstanding under this loan was €39 thousand.

Our commitments for clinical research consist of fixed price contracts with third-party research organizations related to clinical trials for the development of defibrotide and the related consulting services for advice regarding FDA issues.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the names, ages, positions and a brief account of the business experience of each of our executive officers, significant employees and directors as of April 1, 2013. Dr. Glenn Cooper resigned from the Board of Directors on March 27, 2013 due to a disagreement with the other board members over the need for additional oversight on clinical and scientific matters.

Name	Age	Position
Dr. Khalid Islam (1)	57	President and Chief Executive Officer
Salvatore Calabrese	43	Chief Financial Officer and Senior Vice President, Finance
Carin Heringa	52	Scientific Director and Senior Vice President
Gigliola Bertoglio (2)	78	Director
Dr. Marco Brughera (3)	57	Director
Dr. Laura Ferro (1)	61	Director
Dr. Bobby W. Sandage, Jr. (4)	59	Director
Elmar Schnee (5)	53	Director
_________________________
(1)	Member of the scientific oversight committee.

(2)	Member of the audit committee (chairperson), nominating and corporate governance committee and compensation committee.

(3)	Member of the compensation committee.

(4)	Member of the scientific oversight committee (chairperson), and nominating and corporate governance committee.

(5)	Member of the nomination and corporate governance committee (chairperson) and audit committee.

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

Salvatore Calabrese has served as our Chief Financial Officer since December 2010, Senior Vice President of Finance since February 2010, and our Vice President of Finance since February 2005.  From December 2003 until February 2005, he was an Accounting and Finance Manager for Novuspharma, S.p.A., a development stage biopharmaceutical company focused on the discovery and development of cancer drugs and a subsidiary of Cell Therapeutics, Inc., a public reporting company, which then merged into Cell Therapeutics, Inc. From September 1996 until November 2003, Mr. Calabrese was employed by PricewaterhouseCoopers as an accountant and was a Manager in Assurance Business Advisory Services at the time of his departure. From October 2000 to June 2003, Mr. Calabrese worked in the Boston, MA office of PricewaterhouseCoopers. He earned a Bachelors’ Degree in Economics at the University of Messina and a Masters’ Degree in Accounting, Audit and Financial Control at the University of Pavia. He is also a chartered accountant in the Republic of Italy.

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

Dr. Marco M. Brughera has served as one of our directors since December 2011.  Since January 2011, Dr. Brughera has held several positions for the Sigma-Tau Group, including Global Head Rare Disease Franchise, Corporate R&D Managing Director of Sigma-Tau Industrie Farmaceutiche Riunite S.p.A., President of Sigma-Tau Research Switzerland SA, Board Member of Sigma-Tau Pharmaceuticals Inc. and of Sigma Tau Rare Diseases SA.  From 2004 to 2010, Dr. Brughera was the Vice President of Preclinical Development at Nerviano Medical Sciences, a pharmaceutical research and development facility in Italy and one of the largest oncology-focused integrated discovery and development companies in Europe.  During that time, Dr. Brughera also served as the Managing Director at Accelera, Srl, an independent contract research organization within the Nerviano Medical Sciences Group.  From 1999 to 2004, Dr. Brughera held various positions at Pharmacia & Upjohn and Farmitalia Carlo Erba SpA, an Italian pharmaceutical company.  Dr. Brughera earned a degree in veterinary medicine from the University of Milan in 1981.  He is also a Eurotox Registered Toxologist.

Dr. Laura Ferro is our former President and Chief Executive Officer (1991 until 2009) and has served as one of our directors since 1991.  Dr. Ferro is the former President and Chief Executive Officer of our largest shareholder, FinSirton (now F3F S.p.A.).  From 1991 to 2010, Dr. Ferro also held various positions at Sirton Pharmaceuticals S.p.A., a subsidiary of F3F S.p.A. (formerly known as FinSirton S.p.A.) that specializes in manufacturing pharmaceutical products.  Prior to that, Dr. Ferro was a practicing physician for 15 years. Dr. Ferro is a member of the executive committee of Farmindustria, an Italian pharmaceutical industry group. She is also the President of the Gianfranco Ferro Foundation, a not-for-profit Italian organization with the mission of stimulating research, education and dissemination of information on the correct use of medications and adverse effects of medicines. Dr. Ferro received her M.D. and Ph.D. degrees from the University of Milan, and a MBA from Bocconi University in Milan in 1994.  Dr. Ferro is a licensed physician. She was certified in psychiatry at the University of Milan in 1981 and in Clinical Pharmacology at the University of Milan in 1994.

Dr. Bobby W. Sandage, Jr. has served as one of our directors since October 2009.  Dr. Sandage currently serves as President of Coronado Biosciences, Inc., a clinical stage biopharmaceutical company focused on cancer care, and has held this position since December 2012.  He served as the President and CEO of Coronado Biosciences, Inc. from April 2011 until December 2012.  From March 2010 until April 2011, Dr. Sandage served as Vice President of Embedded Therapeutics at NYSE-listed Covidien plc.  From 1991, and until Indevus Pharmaceuticals was acquired by Endo Pharmaceuticals in 2009, Dr. Sandage held various positions at Indevus Pharmaceuticals, including as Executive Vice President of Research and Development and Chief Scientific Officer.  Following the acquisition of Indevus Pharmaceuticals, Dr. Sandage served as the Executive Vice President for Endo Pharmaceuticals, a pharmaceutical company listed on Nasdaq that is engaged in the research, development, sale and marketing of analgesic products and products to treat various urological and endocrinological conditions.  Prior to joining Indevus Pharmaceuticals, Dr. Sandage held senior drug development positions DuPont Merck Pharmaceutical Company, DuPont Critical Care (formerly American Critical Care) and Merrell Dow Pharmaceuticals.  Dr. Sandage previously served as a member of the Board of Directors of Osteologix Inc., a public pharmaceutical company that focuses on the treatment and prevention of diseases of bone and joint tissue. He has also served as a member of the Board of Directors of Genta, Inc., also a public company.  Dr. Sandage has a B.S. in Pharmacy from the University of Arkansas and Ph.D. in Clinical Pharmacy from Purdue University.

Elmar Schnee was appointed to our Board of Directors on May 9, 2012.  Mr. Schnee has more than twenty years of experience in the international pharmaceutical industry, with specific expertise in strategic planning, business development and marketing acquired through various positions held at Merck KGaA, Fisons Pharmaceutical PLC, Sanofi-Synthélabo and UCB Pharma. Since 2011, Mr. Schnee has served as Executive Chairman of Cardiorentis Ltd., a biopharmaceutical company specializing in the development and commercialization of therapies for the treatment of acute heart failure (AHF). Previously, Mr. Schnee spent several years in the global pharmaceutical and chemical group at Merck KGaA.  He joined Merck in 2003 as Managing Director of Merck Santé s.a.s. in Lyon, France. In January 2004, he assumed responsibility for global operations of the ethical pharmaceuticals division of Merck KGaA and in November 2005 was appointed as Deputy Member of the Executive Board responsible for the pharmaceuticals business sector. In 2006, Mr. Schnee was appointed as Regular Member of the Executive Board and General Partner of Merck KGaA, with responsibility for pharmaceutical products oversight. Mr. Schnee holds a degree in Marketing Management from the Swiss Institute for Business Administration in Zurich.

All of our directors’ terms expire on the date of our ordinary shareholders’ meeting approving our 2012 Italian GAAP financial statements, which will be held on April 29, 2013 (first call) and, if necessary, May 10, 2013 (second call).  All of our current directors have been nominated for re-election.

COMPENSATION

Compensation of Directors and Executive Officers

For the year ended December 31, 2010, compensation to our executive officers and directors, excluding amounts due to termination of employments agreements, was €1.15 million and €0.32 million, respectively.  For the year ended December 31, 2011, cash compensation to our executive officers and directors was €1.24 million and €0.27 million, respectively. For the year ended December 31, 2012, cash compensation to our executive officers and directors was €0.83 million and €0.32 million, respectively.

During the year ended December 31, 2010 we granted options to purchase an aggregate of 1,170,000 ordinary shares to executive officers and directors at exercise prices ranging from $4.57 to $5.49, which options terminate on dates ranging from September 30, 2019 to December 1, 2020.  In addition, options previously granted to officers and directors in the amount of 683,981 and 84,970, respectively, were forfeited following termination of their employment agreements. During the year ended December 31, 2011 we granted options to purchase an aggregate of 380,000 ordinary shares to executive officers and directors at exercise prices ranging from $6.00 to $9.26, which options terminate on dates ranging from September 30, 2019 to November 14, 2021. In addition, options previously granted to officers and directors in the amounts of 386,033 and 15,000, respectively, were forfeited upon separation and termination of their employment agreements. During the year ended December 31, 2012, we granted options to purchase an aggregate of 110,000 ordinary shares to an executive officer and directors at exercise prices ranging from $9.20 to $9.30, which options terminate on November 14, 2021.

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

The incentive plan authorizes the issuance of 1,500,000 ordinary shares. The maximum number of shares that may be issued under the incentive plan, subject to incentive share options, is 1,500,000.  At December 31, 2012, there were 1,116,379 shares underlying outstanding options, with a weighted average exercise price of $7.38.  Shares subject to share awards that have expired or otherwise terminated without having been exercised in full again become available for the grant of awards under the incentive plan.  In the event of a share split or other alteration in our capital structure, without the receipt of consideration, appropriate adjustments will be made to outstanding awards to prevent dilution or enlargement of participant rights. The plan is governed by Italian law.

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

The 2007 Stock Option Plan authorizes 3,200,000 ordinary shares for issuance.  At December 31, 2012, there were  1,144,838 shares underlying outstanding options, with a weighted average exercise price of $6.61.  Shares subject to options that have expired or otherwise terminated without being exercised in full again become available for issuance under the plan.  In the event of a share split or other alteration in our capital structure, without the receipt of consideration, appropriate adjustments will be made to the outstanding awards to prevent dilution or enlargement of a participant’s rights.  The plan is governed by Italian law.

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

BOARD PRACTICES

Board Composition

Our board of directors currently consists of six members: Ms. Bertoglio, Dr. Brughera, Dr. Ferro, Dr. Islam, Dr. Sandage and Mr. Schnee.  Dr. Glenn Cooper, who served as the seventh member of the board of directors in 2012, submitted his resignation on March 27, 2013. Ms. Bertoglio, Dr. Sandage and Mr. Schnee have never been employed by us or any of our subsidiaries and are independent directors.  F3F S.p.A. (formerly known as FinSirton S.p.A.) also agreed to vote its shares in favor of electing one person designated by Sigma-Tau Finanziaria S.p.A.  Dr. Brughera is the designee of Sigma-Tau.  Dr. Brughera was elected as a director on December 6, 2011, replacing Mr. Marco Codella, the former Chief Financial Officer of Sigma-Tau Industrie Farmaceutiche Riunite S.p.A., who had served as a member of the board since June 2005. We do not have any agreements with any of our directors that provide for benefits upon termination of employment, although under Italian law, if directors are removed by the vote of shareholders at an ordinary shareholders’ meeting prior to the end of their term, without cause, they may have a claim for damages against us.  These damages may include, but are not limited to, compensation that would otherwise have been paid to the director for the remainder of his or her term and damage to his or her reputation.

Our compensation committee recommends director compensation to our shareholders and our board of directors.  Under Italian law, our shareholders determine director compensation relating to basic board service, such as annual fees for serving on the board and fees for attending board meetings.  Our shareholders have approved the following director compensation for the period from our 2012 Annual Ordinary Shareholders’ Meeting to our 2013 Annual Ordinary Shareholders’ Meeting:

•	an annual cash retainer of $45,000 thousand for each non-employee director; and

•	a stock option for 9,000 ordinary shares.

Board Committees and Code of Ethics

Our board of directors has established an audit committee, a compensation committee, a nominating and corporate governance committee, and a scientific oversight committee.

Audit Committee. Our audit committee consists of Ms. Bertoglio and Mr. Schnee, each of whom is an independent director.  Ms. Bertoglio is an audit committee financial expert.  Dr. Cooper also served on this committee until his resignation from the board on March 27, 2013. The audit committee is a standing committee of, and operates under a written charter adopted by, our board of directors. The audit committee:

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

Compensation Committee. Our compensation committee consists of Ms. Bertoglio, who is an independent director and Dr. Brughera, who is not an independent director. Dr. Cooper served as the chairperson of this committee until his resignation from the board on March 27, 2013.  Our board chose to appoint Dr. Brughera to our compensation committee following a determination that it was in the best interest of the company to have a three-person compensation committee and that Dr. Brughera, being the only director not serving on any committee of the board, was best suited for this position.  Under Nasdaq rules, the compensation of a U.S. domestic company’s chief executive officer and all other officers must be determined either by a compensation committee comprised entirely of independent directors or by a majority vote of independent directors serving on the board.  Because our compensation committee is not comprised entirely of independent directors, officer compensation is determined by the vote of independent directors serving on our board based on recommendations made by the compensation committee. Disclosure of individual management compensation information is mandated by the Exchange Act proxy rules, but foreign private issuers are generally exempt from that requirement. Our compensation committee makes recommendations to our board of directors regarding salaries, benefits, and incentive compensation for our executive officers and directors.  Part of the compensation of our directors is fixed periodically by our shareholders at their annual ordinary shareholder meetings. We disclose the aggregate compensation of our executive officers and directors in our Exchange Act reports, but not the individual compensation of those officers or directors.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Schnee, Dr. Sandage and Ms. Bertoglio, each of whom is an independent director.  Under Nasdaq rules, the directors of a U.S. domestic company must be selected, or recommended for the board of directors’ selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors. Under Italian law, directors may also be nominated by our shareholders.  Our nominating and corporate governance committee performs the duties required by Nasdaq, which includes assisting the board of directors in fulfilling its responsibilities by:

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

The following table sets forth the name and position of each of the three members of our board of statutory auditors and the alternate statutory auditors, as of the date of this annual report.  The current board of statutory auditors was elected on May 9, 2012 for a term that ends at the date of the ordinary shareholders’ meeting to approve our 2014 Italian GAAP financial statements.

Name	Position
Giorgio Iacobone	Chairman
Carlo Ciardiello	Member
Augusto Belloni	Member
Putignano Oronzo	Alternate
Domenico Ferrari	Alternate

Mr. Iacobone and Mr. Belloni also serve as members of the board of statutory auditors of Sirton (now Vifarma S.p.A.).

In 2010, the board of statutory auditors met four times and attended twelve board of directors’ meetings and one shareholders’ meeting.  In 2011, the board of statutory auditors met six times and attended eight board of directors’ meetings and one shareholders’ meeting.  In 2012, the board of statutory auditors met five times and attended 6 board of directors meetings and 1 shareholders’ meeting.  In 2012, we accrued €73 thousand as compensation for their service on our board of statutory auditors.

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

We have purchased directors and officers’ liability insurance, which covers liabilities arising under the Securities Act, and we intend to maintain this insurance in the future.

EMPLOYEES

The table below shows the number, activity and geographic location of our permanent employees as of December 31, 2010, 2011 and 2012.   As of December 31, 2012, Gentium S.p.A. had 66 employees, 2 of them were based in the United States and the remaining were based in Italy, while Gentium GmbH had 11 employees.

	As of December 31,
	2010	2011	2012
Administration, accounting, finance, business development	13	15	21
R&D, clinical, regulatory	15	14	17
Sales and marketing	-	9	7
Production, quality assurance control	33	30	32
Total	61	68	77

Italian law imposes certain confidentiality obligations on our employees and provides that we are entitled to either ownership of, or a right of option on, any intellectual property created by our employees while under our employ, although we must compensate our employees for such intellectual property creation. Our employees in Italy are also subject to national collective bargaining agreements. National agreements are negotiated collectively between the national associations of companies within a given industry and the respective national unions. National agreements provide a basic framework on working conditions, including pay, security and other provisions.  With the exception of our executive officers in Italy, all of our employees were subject to a collective bargaining agreement that expires on December 31, 2015. Our executive officers in Italy are subject to a collective bargaining agreement that was renewed on November 25, 2009 and expires on December 31, 2013.  Our work force is unionized and we believe that we maintain satisfactory relations with our employees.

Under Italian law, employees who leave employment for any reason, including termination for cause or resignation, are entitled to a severance payment based on salary and years of service. Our liability for these termination indemnities at December 31, 2012 was €384 thousand.  In accordance with Italian law, we make social security and national healthcare contributions to the Italian Government on behalf of our employees, which provides pension and healthcare insurance benefits.

SHARE OWNERSHIP

Dr. Laura Ferro directly owns 100,000 shares of our Company as of April 1, 2013.  Dr. Ferro also holds options that, within 60 days of April 1, 2013 are vested as to 64,000 ordinary shares.  Dr.  Ferro and members of her family control F3F S.p.A. (formerly known as FinSirton S.p.A.).  Accordingly, Dr. Ferro may also be deemed to beneficially own shares of our company owned by F3F S.p.A..  Dr. Ferro disclaims such beneficial ownership.

Dr. Khalid Islam, our Chairperson, Chief Executive Officer, and Salvatore Calabrese, our Chief Financial Officer and Senior Vice President, Finance, hold options that, within 60 days of April 1, 2013, are vested as to 410,767 and 227,715 shares respectively.

To our knowledge, none of our other directors and officers listed herein owned one percent or more of our ordinary shares at April 1, 2013. See “Item 7, Major Shareholders and Related Party Transactions.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table shows information with respect to the beneficial ownership of our ordinary shares as of April 1, 2013 based on information known to us or public filings by:

•	each person, or group of affiliated persons, who we know beneficially owns 5% or more of our ordinary shares, and

•	all of our directors and executive officers as a group.

At April 1, 2013, we had 15,038,483 ordinary shares outstanding.  Except as indicated in the footnotes to this table, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. Ordinary shares underlying our convertible securities that are exercisable within 60 days from April 1, 2013 are deemed outstanding for computing the amount and percentage owned by the person or group holding such convertible securities, but are not deemed outstanding for computing the percentage owned by any other person or group.

	Number of Shares Beneficially Owned	Percent
Principal Shareholders
Laura Ferro (1)	2,727,000	18.13%
Paolo Cavazza (2)	2,611,995	17.37%
F3F S.p.A.(formerly FinSirton S.p.A.) (3)	2,550,000	16.96%
Claudio Cavazza’s estate (4)	2,474,943	16.53%
Sigma-Tau Finanziaria S.p.A. (5)	2,311,011	16.46%
FMR LLC (6)	1,517,392	7.70%
Defiante Farmaceutica, S.A. (7)	1,011,001	6.72%
All directors and executive officers as a group (9 persons) (8)	4,093,403	27.22%

(1)
Dr. Laura Ferro, who is our former Chief Executive Officer and President and one of our current directors, may be deemed to share voting or dispositive control with F3F S.p.A. (formerly known as FinSirton S.p.A.) over the ordinary shares in Gentium that F3F S.p.A. beneficially owns.  Dr. Ferro disclaims beneficial ownership of such shares.    Assumes that Dr. Ferro is deemed to beneficially own the ordinary shares beneficially owned by F3F S.p.A. and includes 73,000 ordinary shares issuable upon exercise of options currently excercizable within 60 days of April 1, 2013.

(2)
Based upon the information obtained from a Schedule 13D filed with the SEC, as amended.  Address is Via Tesserte, 10, Lugano, Switzerland.  Consists of (i) 1,300,000 outstanding ADSs held by Sigma-Tau Finanziaria S.p.A., (ii) 1,011,001 outstanding ADSs held by Defiante Farmaceutica S.A.; and (iii) 300,994 outstanding ADSs held by Chaumiere Consultadoria e Servicos S.A (now Sinaf).  Mr. Paolo Cavazza owns, directly and indirectly, 40% of the outstanding equity of Sigma-Tau Finanziaria S.p.A. and so may be deemed to beneficially own the shares beneficially owned by Sigma-Tau Finanziaria S.p.A.  In connection with a purchase by Sigma-Tau Finanziaria S.p.A. of 800,000 ordinary shares from F3F S.p.A. in April 2005, F3F S.p.A. agreed that, if the per share price in a sale by our shareholders of all of our ordinary shares is less than $5.00 per share, F3F S.p.A. will transfer to Sigma-Tau Finanziaria S.p.A. an additional number of ordinary shares equal to (x) $3.2 million divided by the product determined by multiplying (i) 0.8 by (ii) the per share sale price less (y) 800,000 ordinary shares.  Sigma-Tau Finanziaria S.p.A. owns, directly and indirectly, 100% of the outstanding equity of Defiante and so may be deemed to be the beneficial owner of the outstanding ordinary shares and ADSs held by Defiante.  Mr. Paolo Cavazza and members of his family indirectly own Chaumiere (now Sinaf) and so may be deemed to beneficially own the ADSs beneficially owned by Chaumiere (now Sinaf).

(3)
Address is Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy.  The board of directors of F3F S.p.A. including Dr. Laura Ferro, may be deemed to share voting or dispositive control with F3F S.p.A. over the ordinary shares in Gentium that F3F S.p.A. beneficially owns.  Dr. Ferro disclaims beneficial ownership of such shares.

(4)
Based upon the information obtained from a Schedule 13G filed with the SEC, as amended.  Address is Via Sudafrica, 20, Rome, Italy 00144.  Consists of (i) 1,300,000 outstanding ADSs held by Sigma-Tau Finanziaria S.p.A., (ii) 1,011,001 outstanding ADSs held by Defiante Farmaceutica L.d.A., and (iii) 163,942 ADSs held by Inverlochy Consultadoria e Servicos LdA (now Taufin International).  Mr. Claudio Cavazza owns, directly and indirectly, 60% of the outstanding equity of Sigma-Tau Finanziaria S.p.A. and so may be deemed to beneficially own the shares beneficially owned by Sigma-Tau Finanziaria S.p.A.  In connection with a purchase by Sigma-Tau Finanziaria S.p.A. of 800,000 ordinary shares from F3F S.p.A. in April 2005, F3F S.p.A. agreed that, if the per share price in a sale by our shareholders of all of our ordinary shares is less than $5.00 per share, F3F S.p.A. will transfer to Sigma-Tau Finanziaria S.p.A. an additional number of ordinary shares equal to (x) $3.2 million divided by the product determined by multiplying (i) 0.8 by (ii) the per share sale price less (y) 800,000 ordinary shares.  Sigma-Tau Finanziaria S.p.A. owns, directly and indirectly, 100% of the outstanding equity of Defiante and so may be deemed to be the beneficial owner of the outstanding ordinary shares and ADSs held by Defiante.  Inverlochy Consultadoria e Servicos, LdA (now Taufin International) is indirectly wholly-owned by Mr. Claudio Cavazza’s estate.  By nature of such relationship, Mr. Cavazza may be deemed to beneficially own the ADSs held by Inverlochy Consultadoria e Servicos, LdA (now Taufin International).

(5)
Based upon the information obtained from a Schedule 13D filed with the SEC, as amended.  Address is Via Sudafrica 20, 00144 Roma, Italy. Consists of (i) 1,300,000 outstanding ADSs held by Sigma-Tau Finanziaria S.p.A. and (ii) 1,011,001 outstanding ADSs held by Defiante.  Sigma-Tau Finanziaria S.p.A. owns, directly and indirectly, 100% of the outstanding equity of Defiante and so may be deemed to be the beneficial owner of the outstanding ordinary shares and ADSs held by Defiante. The board of directors of Sigma-Tau Finanziaria S.p.A. may be deemed to share voting or dispositive power with Sigma-Tau Finanziaria S.p.A. over the ordinary shares in our company that Sigma-Tau Finanziaria S.p.A. beneficially owns, and so may be deemed to beneficially own the ordinary shares that Sigma-Tau Finanziaria S.p.A. beneficially owns.  In connection with a purchase by Sigma-Tau Finanziaria S.p.A. of 800,000 ordinary shares from F3F S.p.A. in April 2005, F3F S.p.A. agreed that, if the per share price in a sale by our shareholders of all of our ordinary shares is less than approximately $5.00 per share, F3F S.p.A. will transfer to Sigma-Tau Finanziaria S.p.A. an additional number of ordinary shares equal to (x) $3.2 million divided by the product determined by multiplying (i) 0.8 by (ii) the per share sale price less (y) 800,000 ordinary shares.

(6)	Based upon the information obtained from a Schedule 13G filed with the SEC, amended. Address is 82 Devonshire Street, Boston, MA 02109.

(7)	Based upon the information obtained from a Schedule 13G filed with the SEC, as amended. Address is Rua dos Ferreios, 260, Funchal-Madeira (Portugal) 9000-082.

(8)
Assumes that Dr. Laura Ferro is deemed to beneficially own the ordinary shares beneficially owned by F3F S.p.A. and includes 73,000 ordinary shares issuable upon exercise of options currently exercisable and exercisable within 60 days of April 1, 2013.

Other than our depositary, the Bank of New York Mellon, as of March 26, 2013, there were no record holders of our ordinary shares located in the United States.

There were no changes in percentage ownership by the holders listed above since January 1, 2007 except for the following:

•	All shareholders of our company prior to our February 2007 private placement were substantially diluted by the shares issued in that private placement.

•
In our February 2007 private placement, Chaumiere (now Sinaf) acquired 87,667 ordinary shares, Defiante acquired 87,666 ordinary shares and Inverlochy (now Taufin Intenational) acquired 87,667 ordinary shares.  Paolo Cavazza may be deemed to have acquired the ordinary shares acquired by Chaumiere (now Sinaf).   Paolo Cavazza, Claudio Cavazza’s heirs and Sigma-Tau Finanziaria S.p.A. may be deemed to have acquired the ordinary shares acquired by Defiante.  Claudio Cavazza’s heirs may be deemed to have acquired the ordinary shares acquired by Inverlochy (now Taufin International).

•
In June 2007, Biomedical Value Fund, L.P. sold 227,447 ordinary shares to Sigma-Tau Finanziaria S.p.A. and 304,468 ordinary shares to Defiante, and Biomedical Offshore Value Fund, Ltd. sold 272,553 ordinary shares to Sigma-Tau Finanziaria S.p.A. and 259,362 ordinary shares to Defiante.

•
From July 2005 to March 26, 2013, our company issued stock option awards to our officers and directors. 1,044,482 ordinary shares are issuable upon exercise of stock option awards granted to our officers and directors within 60 days of March 26, 2013.

The holders of 5% or more of our outstanding ordinary shares do not have different voting rights than other holders of our ordinary shares.  Dr. Ferro and her family may effectively control all decisions and actions that must be made or taken by holders of our ordinary shares by virtue of their ownership of 100% of the outstanding ordinary shares of F3F S.p.A., which beneficially owned 16.96% of our outstanding ordinary shares at March 26, 2013.

Change of Control Arrangements

We are not aware of any arrangements that could result in a change of control, other than F3F S.p.A.’s arrangement to vote its ordinary shares in favor of electing a nominee to our board of directors designated by Sigma-Tau Finanziaria S.p.A.

RELATED PARTY TRANSACTIONS

Except as described below, we have not entered into or proposed to enter into any transaction or loan with any of our affiliates, directors, executive officers (other than employment agreements), holders of 10% or more of our ordinary shares, immediate family members of such persons, or with any enterprise over which any such person is able to exercise a significant influence.

Control by Dr. Ferro’s Family

Dr. Laura Ferro, who is our former Chief Executive Officer and President and one of our current directors, together with members of her family, may be deemed to control F3F S.p.A. (formerly known as FinSirton S.p.A.).  As a result, Dr. Ferro and her family may be deemed to indirectly control approximately 17% of our outstanding ordinary shares as of March 26, 2013.

Agreements with Various Entities

On January 1, 2012, we entered into a commercial lease with F3F S.p.A..  The area leased is approximately 4,800 square meters in size and is used for offices, manufacturing, laboratories and storage facilities. The lease provides for an annual fee of €185 thousand for the initial six-year term, which may be adjusted annually based on the cost of living index, and, in the event we exercise our six-year renewal option, €215 thousand on an annual basis, subject to cost of living adjustments.

On January 7, 2010, we amended our existing license with Sigma-Tau Pharmaceuticals, Inc. to encompass a license for the intravenous formulation of defibrotide for the prevention of VOD in the Americas and to transfer the NDA post approval in the United States.  Pursuant to the amended terms, in addition to payments of $11.35 million received between 2001 and 2010, we will receive an additional payment of $6 million following approval from the FDA to market defibrotide in the U.S. and a further $2 million following the transfer of the approved NDA to Sigma-Tau. In addition, we agreed to establish a joint steering committee with Sigma-Tau to engage in good faith discussions regarding the development, filing and relevant funding of defibrotide for any therapeutic indication licensed to Sigma-Tau.

On October 12, 2007, we entered into a letter agreement with Sigma-Tau Pharmaceuticals, Inc., pursuant to which Sigma-Tau agreed to reimburse 50% of certain costs we incurred relating to our Phase III clinical trial of defibrotide to treat severe VOD.  This agreement was amended effective January 7, 2010.  While Sigma-Tau will continue to share development costs for studies currently required for the filing of a NDA for defibrotide, we have agreed to engage in good faith negotiations with Sigma-Tau regarding the funding of certain additional costs that may be required to obtain regulatory approval in the U.S., and we have further agreed that $1.0 million in costs reimbursed by Sigma-Tau will be deductible from royalty payments owed to us in the future under the license and supply agreement.  In 2012, Sigma-Tau agreed to reimburse us approximately $2.9 million over the next two years.

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

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain all available funds to support our operations and to finance the growth and development of our business. We are not subject to any contractual restrictions on paying dividends. Under Italian law and our bylaws, our payment of any annual dividends must be proposed by our board of directors to the shareholders and is subject to the approval of our shareholders at the annual ordinary shareholders’ meeting. Before dividends may be paid out of our profit in any year, we must allocate an amount equal to 5% of the net pofit to our legal reserve until such reserve is at least equal to 20% of the our capital. If a loss in our capital occurs, we may not pay dividends until the capital is reconstituted or reduced by the amount of such losses. We may distribute reserves deriving from available retained earnings from prior years, provided that after such payment, we will have a legal reserve at least equal to the legally required minimum of 20% of the capital. We may not approve or pay dividends until this minimum (i.e., 20% of the capital) is met. If the minimum is met, the board of directors could propose the issuance of a dividend to the shareholders and the shareholders might approve that issuance. The shareholders’ resolution will specify the manner and the date for dividend payment.

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

	Price Range of ADSs
	High	Low

2008	$13.98	$0.44
2009	$3.87	$0.33
2010	$7.20	$1.32

2011
First Quarter	$12.13	$6.88
Second Quarter	$10.38	$9.05
Third Quarter	$9.99	$6.00
Fourth Quarter	$6.32	$5.65
Full Year	$12.13	$5.65

2012
First Quarter	$9.20	$5.51
Second Quarter	$9.75	$8.76
Third Quarter	$11.16	$9.13
Fourth Quarter	$12.35	$9.92
Full Year	$12.35	$5.51

Month Ended
January 31, 2013	$12.00	$11.29
February 28, 2013	$12.59	$8.34
March 31, 2013 (through March 27, 2013)	$8.41	$7.74

The closing price of the ADSs on NASDAQ on March 27, 2013 was $8.20.

________________
Sources: Nasdaq Stock Market

PLAN OF DISTRIBUTION

Not applicable.

MARKETS

Our ADSs are listed on The Nasdaq Global Market under the symbol “GENT.”  The closing price of the ADSs on the Nasdaq Global Market on March 27, 2013 was $8.20.  Neither our ordinary shares nor our ADSs are listed on a securities exchange outside the United States.

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

General

As of March 26, 2013, our issued and outstanding share capital consisted of 15,038,483 ordinary shares, without a par value. The Euro currency was adopted in Italy on January 1, 2002. The redenomination of the ordinary shares from Italian Lira to Euro was approved by our shareholders on December 27, 2000. All the issued and outstanding shares are fully paid, non-assessable and in registered form.

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

In addition, on May 9, 2011, following a recommendation by our board of directors, our shareholders approved an amendment to our bylaws which granted certain powers to the board of directors for a five-year period, pursuant to articles 2443 and 2420-ter of the Italian Civil Code, including the powers to:

· increase the capital of our company in cash, up to €90 million of par value, in one or more transactions, and to reserve all or part of such amount for the exercise of warrants issued by means of the same resolution of our board of directors providing for the relevant capital increase;

· issue convertible bonds (including subordinated) and increase the capital of our company, in one or more transactions, up to €10 million of par value, through the issuance of ordinary shares reserved for the conversion of such convertible bonds, and to reserve all or part of such convertible bonds for issuance upon the exercise of warrants issued by means of the same resolution of our board of directors providing for issuance of the convertible bonds; and

· in each case, exclude or limit the option right of our shareholders in favor of “strategic investors” (as defined by our bylaws) if our board of directors determines that exclusion or limitation to be in the interest of our company.

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

Shareholders may appoint attorneys-in-fact by delivering in writing the proxies to represent them in an ordinary or extraordinary shareholders’ meeting. Our directors, auditors and employees may not be proxies. Italian law provides that no proxy may represent more than 20 shareholders prior to the company “making recourse to the risk capital market.” Italian scholars are undecided as to whether listing shares on an exchange outside of the European Union constitutes “making recourse to the risk capital market for the purpose of the application of the Italian Civil Code.” If we are deemed to make recourse to the risk capital market by means of listing ADSs representing our ordinary shares on the Nasdaq Global Market System, no proxy may represent more than 50 shareholders if the capital is equal to €5 million or less, and no proxy may represent more than 100 shareholders if the capital is more than €5 million but less than or equal to €25 million. If the capital is more than €25 million, no proxy may represent more than 200 shareholders. At December 31, 2012, we had 15,038,483 shares outstanding and capital equal to Euro 38.97 million and so if we are deemed to make recourse to the risk capital market, each proxy may not be granted to represent more than 100 shareholders.

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

F3F S.p.A. (formerly known as FinSirton S.p.A.) waived its preemptive right in connection with the authorization of our private placement of the Series A notes and warrants, the issuance of options under our Amended and Restated 2004 Equity Incentive Plan and Amended and Restated Nonstatutory Share Option Plan and Agreement and the issuance of 4,554,000 additional ordinary shares, which includes the shares underlying the ADSs offered in our initial public offering and the shares issued in our October 2005 private placement. Our shareholders waived their preemptive rights in connection with the authorization of 713,518 ordinary shares to be reserved for issuance upon exercise of the warrants we issued to the participants in our October 2005 private placement and the placement agent for that private placement.

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

MATERIAL CONTRACTS

The contracts described below have been in existence during the last two years and, as of the date of this report, contain provisions under which we have an obligation or right that is or may be material to us.  This discussion is not complete and should be read in conjunction with the agreements described below, each of which has been filed with the SEC as an exhibit to this annual report.

On January 7, 2010, we amended our existing license with Sigma-Tau Pharmaceuticals, Inc. to encompass a license for the intravenous formulation of defibrotide for the prevention of veno-occlusive disease in the Americas and to transfer the New Drug Application post-approval in the United States. In addition, we agreed to establish a joint steering committee with Sigma-Tau to engage in good faith negotiations regarding the funding of certain additional costs that may be required to obtain regulatory approval in the U.S., and we further agreed that $1.0 million in costs reimbursed by Sigma-Tau will be deductible from royalty payments owed to us in the future under the license agreement.  In 2012, Sigma-Tau agreed to reimburse us approximately $2.9 million over the next two years.

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

However, if we were to be classified as a PFIC, a US holder would generally be subject to a special tax at ordinary income tax rates on so-called “excess distributions”—which include certain distributions received on the ADSs and gain recognized on any sale or other disposition of the ADSs. To compensate for any tax deferral, the amount of income tax on these excess distributions will be increased by an interest charge, calculated as if the excess distributions were earned ratably over the period during which the US holder held the ADSs. In addition, the tax on excess distributions treated as earned in prior years will be subject to tax at the maximum rate applicable in the year in which such income is deemed to have been earned. The harsh consequences of these rules may be avoided if the US holder properly elects to include such holder’s pro rata share of our ordinary earnings in its ordinary income each year and to include such holder’s pro rata share of our net capital gain, whether or not distributed, in its long-term capital gain income each year. However, we do not intend to provide US holders with the information that they would need in order to make this election. Alternatively, a holder of ADSs may avoid the tax consequences detailed above by making a mark-to-market election, but only if the ADSs are “regularly traded” for purposes of Section 1296 of the Code. No assurances can be made that the ADSs will be regularly traded and, in any event, a US holder should consult an independent tax advisor before making any election under Section 1296 of the Code.

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

SUBSIDIARY INFORMATION

In August 2011, we formed a wholly-owned subsidiary, Gentium GmbH, organized under the laws of Switzerland, as the headquarters for our commercial operations.  Our consolidated financial statements reflect the financials of the Company and Gentium GmbH. All intercompany balances and transactions are eliminated in consolidation.

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

As of December 31, 2012, substantially all of our cash and cash equivalents were held in accounts at financial institutions located in the Republic of Italy and in the United States, which we believe are of acceptable credit quality.  The goals of our investment policy are liquidity and capital preservation. To achieve this objective, we invest our cash in liquid instruments that meet high credit quality standards and generally have a maturity of less than three months from the date of purchase. We are exposed to exchange rate risk with respect to certain of our cash balances, accounts receivable and accounts payable that are denominated in the U.S. dollar. As of December 31, 2012 we held a cash balance of $2.06 million, accounts receivable of $0.83 million and accounts payable of $0.84 million that were denominated in U.S. dollars. As the net positions of our unhedged foreign currency transactions fluctuate, our earnings might be negatively affected. As of December 31, 2012, our foreign currency transactions are minimal and changes to the exchange rate between the US dollar and euro would have an immaterial effect on our earnings. If the US dollar were 10% stronger against the euro, our net assets balance would increase by approximately €0.31 million as of December 31, 2012.

As of December 31, 2012, we had floating debts in the principal amount of €1.54 million.  Our exposure includes changes in interest rates, as borrowing under our debts bears interest at floating rates based on Euribor plus an applicable margin. The rate is currently variable based on Euribor interest rates, subject to certain minimums, that range from 0.99% to 1.89%. Each 100 basis point increase in interest rates will cause interest payments in 2013 to increase by approximately €0.01 million.  Substantially all of our current revenue generating transactions and substantially all of our assets and liabilities are denominated in the euro.  In the future, we expect to transact business in U.S. dollars and other currencies.  The value of the euro against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions.  Any change in the value of the euro relative to other currencies in which we transact business in the future could materially and adversely affect our cash flow, revenues and financial condition.  To the extent that we hold assets denominated in United States dollars, any appreciation of the euro against the United States dollar could result in a charge to our operating results and a reduction in the value of our United States dollar denominated assets upon re-measurement.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, management has concluded that, as of December 31, 2012, our internal control over financial reporting is effective.

(c)           There has not been any change in our internal control over financial reporting identified in the evaluation required by Rule 13a-15 or Rule 15d-15 of the Exchange Act that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(d)           As of December 31, 2012, the effectiveness of internal controls over Financial Reporting has been audited by  Reconta Ernst & Young S.p.A., an independent registered public accounting firm, in their report on the Company’s  internal controls over financial reporting, which follows  below.

Gentium S.p.A.
April 1, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gentium S.p.A.

We have audited Gentium S.p.A.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Gentium’s S.p.A. management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Gentium S.p.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2012 consolidated financial statements of Gentium S.p.A. and our report dated April 1, 2013 expressed an unqualified opinion thereon.

/s/ Reconta Ernst & Young S.p.A.
Milan, Italy
April 1, 2013

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

The following table sets forth the fees contractually agreed to with our independent auditors, Reconta Ernst & Young S.p.A. for the fiscal years ended December 31, 2011 and 2012:

(in thousands of Euros)	Year ended December 31,
	2011	2012
Audit Fees	€150	€180

In the above table, in accordance with the SEC’s definitions and rules, “audit fees” are fees for professional services the audit of a company’s consolidated financial statements, and for services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements. Reconta Ernst & Young S.p.A. did not provide any tax compliance services or advice on specific changes in tax regulations for the years ended December 31, 2011 and 2012.

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

Audit Committee

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

Compensation Committee

The Nasdaq Stock Market:  Listing Rule 5205(d) requires the compensation of the chief executive officer and all other executive officers of U.S. domestic companies to be approved either by a compensation committee comprised solely of independent directors or by a majority of the independent directors serving on the board of directors.

Italian practices: Under Italian law, the compensation of executive officers is determined by a vote of the entire board of directors.  Our compensation committee makes recommendations to the board of directors with regard to the compensation of executive officers, which recommendations are voted on by the independent directors serving on our board.

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

Quorum requirements

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

Shareholder approval requirements

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

Italian Practices:  Although the Company’s shareholders must authorize the issuance of shares in connection with any capital increase, such power can be granted to the board of directors in advance of any of the above mentioned transactions, if necessary, and none of the Listing Rule 5635 requirements discussed above require specific shareholder approval under Italian law.

Executive Sessions

The Nasdaq Market:  Listing Rule 5602(b)(2) requires that independent directors hold regularly scheduled meetings at which only independent directors are present.

Italian Practices: Under Italian law, neither non-executive directors nor independent directors are required to meet in executive sessions. The members of the Company’s board of statutory auditors are required to meet at least every 90 days.

PART III

ITEM 17.	CONSOLIDATED FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	CONSOLIDATED FINANCIAL STATEMENTS

GENTIUM S.p.A.

ITEM 19.  EXHIBITS

[INSERT 8.1 LIST OF SUBSIDARY AND AGREEMENTS WITH GMBH – ONCE UPDATED COPY EXHIBIT LIST TO THE END OF DOCUMENT]
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

4.16*
Master Contract Clinical Research Agreement, dated September 29, 2009, between US Oncology Clinical Development and Gentium S.p.A., incorporated by reference to Exhibit 2 to the report on Form 6-K, previously filed with the SEC on December 8, 2009.

Management Services Agreements

4.18
Service Agreement between FinSirton S.p.A. (now F3F S.p.A.) and Gentium S.p.A. dated January 2, 2006, incorporated by reference to Exhibit 10.25.2 to the Annual Report on Form 20-F for the year ended December 31, 2005, previously filed with the SEC on May 30, 2006.

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

4.21	Commercial Lease Contract between Gentium S.p.A. and FinSirton S.p.A. (now F3F S.p.A.) dated January 1, 2012.

Miscellaneous

4.22
Form of indemnification agreement between Gentium S.p.A. and each officer and director, incorporated by reference to Exhibit 10.34 to Amendment No. 2 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on May 10, 2005.

Certifications and Consents

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Chief Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15(a)	Consent of Reconta Ernst & Young S.p.A. dated April 1, 2013.

*	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Gentium S.p.A.

 We have audited the accompanying consolidated balance sheets of Gentium S.p.A. (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gentium S.p.A. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Gentium S.p.A.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 1, 2013 expressed an unqualified opinion thereon.

/s/ Reconta Ernst & Young S.p.A.

Milan, Italy

April 1, 2013

GENTIUM S.p.A.
CONSOLIDATED BALANCE SHEETS

In thousands, except share	As of December 31,
	2011	2012
ASSETS
Current Assets
Cash and cash equivalents	€9,990	€12,485
Accounts receivable, net of allowance of €27 and nil as of December 31, 2011 and 2012	5,128	4,870
Accounts receivable from related parties, net of allowance of €850 and €765 as of December 31, 2011 and 2012	286	216
Inventories, net of allowance of €789 and €332 as of December 31, 2011 and 2012	2,946	1,990
Prepaid expenses and other current assets	488	1,428
Total Current Assets	18,838	20,989

Property, manufacturing facility and equipment, net	8,508	7,449
Intangible and other non-current assets	66	200
Total Assets	€27,412	€28,638

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	€5,089	€4,453
Accounts payable to related parties	290	5
Accrued expenses and other current liabilities	1,131	1,728
Income tax payables	579	11
Deferred Revenues	494	163
Current portion of capital lease obligations	21	-
Current maturities of long-term debt	504	409
Total Current Liabilities	8,108	6,769

Long-term debt, net of current maturities	1,545	1,135
Termination indemnities	376	384
Total Liabilities	10,029	8,288
Share capital (no par value; 19,656,317 shares authorized as of December 31, 2011 and 2012; 14,969,150 and 15,038,483 shares issued and outstanding at December 31, 2011 and 2012	110,228	112,421
Accumulated deficit	(92,845)	(92,071)
Total Shareholders’ Equity	17,383	20,350
Total Liabilities and Shareholders’ Equity	€27,412	€28,638

The accompanying notes are an integral part of these consolidated financial statements.

GENTIUM S.p.A.
CONSOLIDATED STATEMENTS OF INCOME

	For the Year Ended December 31,
In thousands, except share and per share amounts	2010	2011	2012
Revenues:
API product sales	€6,533	€4,848	€4,856
NPP product sales	13,182	16,886	22,774
Total product sales	19,715	21,734	27,630
Other revenues	289	123	152
Other revenues from related party	4,547	2,026	1,257
Total Revenues	24,551	23,883	29,039

Operating costs and expenses:
Cost of goods sold	5,786	6,035	5,778
Research and development	6,104	5,533	10,531
General and administrative	5,835	5,490	6,271
Sales and Marketing	-	2,237	4,558
Charges from related parties	346	222	186
Restructuring charges	1,101	-	-
Depreciation and amortization	908	870	1,003
	20,080	20,387	28,327
Operating income	4,471	3,496	712

Foreign currency exchange gain/(loss), net	90	46	(67)
Interest income/(expense), net	(87)	(21)	155
Pre-tax income	€4,474	€3,521	€800
Income tax expense:
Total income tax expense	(397)	(811)	(26)
Net income	€4,077	€2,710	€774

Net income per share:
Basic	€0.27	€0.18	€0.05
Diluted	€0.27	€0.18	€0.05
Weighted average shares used to compute net income per share:
Basic	14,956,317	14,964,021	15,014,411
Diluted	14,956,317	15,340,859	15,639,890

The accompanying notes are an integral part of these consolidated financial statements.

GENTIUM S.p.A.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

In thousands	Shares	Amount	Accumulated Deficit	Total Shareholders’ Equity
Balance at December 31, 2009	14,956	€106,962	€(99,632)	€7,330
Stock-based compensation		1,523		1,523
Net income for 2010			4,077	4,077
Balance at December 31, 2010	14,956	€108,485	€(95,555)	€12,930
Stock-based compensation		1,666		1,666
Issuance of common stock upon exercise of stock options	13	77		77
Net income for 2011			2,710	2,710
Balance at December 31, 2011	14,969	€110,228	€(92,845)	€17,383
Stock based compensation		1,916		1,916
Issuance of common stock upon exercise of stock options	69	277		277
Net income for 2012			774	774
Balance at December 31, 2012	15,038	€112,421	€(92,071)	€20,350

The accompanying notes are an integral part of these consolidated financial statements.

GENTIUM S.p.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands	For the Year Ended December 31,
	2010	2011	2012
Net income	€4,077	€2,710	€774
Adjustments to reconcile net income to net cash provided by operating activities:
Write-down of inventory	375	337	173
Unrealized foreign exchange gain/(loss)	8	(48)	36
Release of inventory reserve	-	-	(630)
Depreciation and amortization	1,323	1,320	1,456
Stock based compensation	1,523	1,666	1,916
(Gain)/loss on fixed asset disposal	24	(14)	-
Allowance for doubtful accounts	27	-	-
Release of allowance for doubtful accounts	(251)	-	(27)
Provision for income taxes	397	580	117
Release of income tax provision	-	-	(91)
Changes in operating assets and liabilities:
Accounts receivable	(499)	(1,281)	976
Inventories	(1,188)	(919)	1,413
Prepaid expenses and other current and non-current assets	890	42	(358)
Accounts payable, other accrued expenses and income tax payables	(82)	(648)	(2,010)
Termination indemnities	(91)	(134)	8
Deferred Revenues	1,704	(1,210)	(331)
Net cash provided by operating activities	8,237	2,401	3,422

Cash Flows From Investing Activities:
Capital and intagible asset expenditures	(205)	(718)	(611)
Proceeds from sale of property	-	62	-
Sales of marketable securities	-	263	-
Net cash used in investing activities	(205)	(393)	(611)

Cash Flows From Financing Activities:
Proceeds from stock option exercises, net	-	77	277
Repayments of long-term debt	(649)	(808)	(505)
Principal payment of capital lease obligation	(67)	(70)	(21)
Net cash used in financing activities	(716)	(801)	(249)

Increase in cash and cash equivalents	7,316	1,207	2,562
Effect of exchange rate on cash and cash equivalents	34	41	(67)
Cash and cash equivalents, beginning of period	1,392	8,742	9,990
Cash and cash equivalents, end of period	€8,742	€9,990	€12,485

Supplemental disclosure of cash flow information:
Cash paid for interest	€78	€66	€44
Cash paid for income taxes	€-	€375	€1,011
Supplemental disclosure of non cash investing and financing activities:
Offset non-cash assets and liabilities	€332	€-	€621

The accompanying notes are an integral part of these consolidated financial statements.

GENTIUM S.p.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012
 (In thousands of Euro or U.S. dollars unless specified otherwise)

1.	BUSINESS AND BASIS OF PRESENTATION

Basis of Presentation:   Gentium S.p.A. (“Gentium,” the “Company,” “we,” or “our”) is a biopharmaceutical company focused on the development and manufacture of our primary product candidate, defibrotide, an investigational drug based on a mixture of single- and double-stranded DNA extracted from pig intestines.  Our development of defibrotide has been focused on the treatment and prevention of a disease called hepatic veno-occlusive disease, or VOD, a condition that occurs when veins in the liver are blocked as a result of cancer treatments, such as chemotherapy or radiation, that are administered prior to stem cell transplantation.  Severe VOD is the most extreme form of VOD and is linked to multiple-organ failure and high rates of morbidity and mortality.

Defibrotide  for the treatment and prevention of VOD has been given “orphan” status by the U.S. Food and Drug Administration, or FDA, and the European Medicines Agency, or EMA, which means that we will have limited market exclusivity upon regulatory approval.  Defibrotide for the treatment and prevention of VOD has also been granted “orphan” status by the Korean Food and Drug Administration, or KFDA.  In addition, defibrotide has been granted “fast-track product” designation by the FDA for the treatment of severe VOD prior to stem cell transplantation.  To the best of our knowledge, there are no FDA or EMA approved treatments for this life-threatening disease.

We have completed two clinical trials, a Phase III trial of defibrotide for the treatment of severe VOD with multiple organ failure in the U.S., Canada and Israel and a Phase II/III pediatric trial in Europe for the prevention of VOD.  We also have an ongoing study for the treatment of VOD through our Investigational New Drug, or IND, protocol.  While we have not yet obtained regulatory approval to market defibrotide, we are permitted to distribute defibrotide on a pre-approval basis througout the U.S. pursuant to our IND protocol, which we refer to as our cost recovery program, and throughout the rest of the world on a named patient basis, which we refer to as our named-patient program, or NPP. We expect to collect additional usage tolerability and safety data from patients of our cost recovery and named-patient programs to support our regulatory filings.

On May 10, 2011, we announced the filing of our MAA under a centralized procedure with the EMA for defibrotide for the treatment and prevention of VOD in adults and children.  On March 21, 2013, the EMA announced its decision to deny the approval of our MAA.  We plan to appeal this decision and explore all possible options, including conducting additional clinical studies, with respect to obtaining regulatory approval from the EMA for defibrotide.

On July 6, 2011, we announced the filing of our NDA with the FDA for defibrotide for the treatment of VOD in adults and children undergoing hematopoietic stem cell transplantation.  On August 17, 2011, we announced our voluntary withdrawal of our NDA following correspondence from the FDA identifying several potential “Refuse to File” issues regarding, among other things, the completeness and accuracy of our datasets. We have been working with contract research organizations, or CROs, and consultants to address the issues raised by the FDA and plan to resubmit our NDA in 2013.

We have entered into a license and supply agreement with Sigma-Tau Pharmaceuticals, Inc., or Sigma-Tau (as assignee of Sigma-Tau Industrie Farmaceutiche Riunite S.p.A.) to commercialize defibrotide for the treatment and prevention of VOD in the Americas upon FDA approval, if any.  Pursuant to the terms of this license agreement, between 2001 and 2010, we received US$ 11.35 million in milestone payments.  We are entitled to an additional payment of US$ 6 million following regulatory approval from the FDA to market defibrotide in the U.S., and a further US$ 2 million payment following the transfer of the approved NDA to Sigma-Tau.  In addition, in connection with such agreement, Sigma-Tau has agreed to reimburse us with certain costs associated with the development of defibrotide. We continue to work with Sigma-Tau on our U.S. regulatory strategy.

In August 2011, we formed a wholly-owned subsidiary, Gentium GmbH, organized under the laws of Switzerland, as headquarters for our commercial operations.  We have entered into license and/or supply and distribution agreements with specialized regional partners to distribute debibrotide, including on a named-patient basis, in the following territories: the Asian Pacific, the Middle East and North Africa, Europe, the Nordics and Baltics, Turkey, Israel and the Palestinian Authority.  Certain of these regional partners have also agreed to assist us with local registration, marketing authorization, reimbursement, marketing, sales and distribution and medical affairs activities following regulatory approval, if any. We plan to distribute defibrotide in major European countries upon regulatory approval, if any, on our own.

We have a manufacturing plant in Italy where we produce active pharmaceutical ingredients, or APIs, such as the defibrotide compound, urokinase, sodium heparin and sulglicotide.  These APIs are subsequently used to make the finished forms of various drugs. With respect to defibrotide, we have contracted with Patheon S.p.A. to process the defibrotide compound into its finished form at Patheon’s manufacturing facility.  We believe that we are the sole worldwide producer of defibrotide.  Our operating assets are located in Italy.

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

The accompanying consolidated financial statements have been prepared on the assumption that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the twelve-month period following the date of the balance sheet. Through December 31, 2012, the Company had accumulated losses of approximately €92.07 million. We have been cash flow positive since 2010, primarily due to an upfront payment from Sigma-Tau Pharmaceuticals, Inc. in connection with the expansion of the license for defibrotide in the Americas, and revenue and cash-flow generated from the cost recovery and named-patient programs.  However, if we are unable to obtain regulatory approval to commercialize defibrotide, unable to generate sufficient revenue and cash-flow through our cost recovery and named-patient programs, or if we increase expenditures above our current expectations, we may need to obtain additional capital through equity or debt financing, loans and collaborative agreements with corporate partners, and which may not be available to us on favorable terms, if at all.

Management performed an evaluation of the Company’s activities through the date of filing of this annual report on Form 20-F, and has concluded that there are no subsequent events requiring disclosure through that date.

Certain reclassifications of prior year amounts have been made to conform to the current year presentation in Note 12 related to the prior year presentation of certain income tax information included in the Company's reconciliation of income tax.

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

Concentration of Credit Risk and Other Risks and Uncertainties:     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables. The Company limits its investments to short-term low risk instruments. Trade receivables from one foreign customer are guaranteed by a letter of credit from a primary banking institution. The Company is exposed to credit risk with respect to its trade accounts receivable from sales of defibrotide through its named-patient and cost recovery programs, which are typically unsecured. As of December 31, 2012, our top two customers accounted for approximately 53% and 11% of our accounts receivable, respectively. As of December 31, 2011, our top two customers accounted for approximately 49% and 18% of our accounts receivable, respectively. We are exposed to risks associated with foreign currency transactions in which we use U.S. dollars to make contract payments denominated in euros and vice versa. As the net positions of our unhedged foreign currency transactions fluctuate, our earnings might be affected. We currently do not utilize forward exchange contracts or any type of hedging instruments to hedge foreign exchange risk, as we believe our overall exposure is relatively limited. For the year ended December 31, 2012, our top three customers accounted for 47%, 11% and 10% of our product sales, respectively. For the year ended December 31, 2011, our top three customers accounted for 56%, 14% and 12% of our product sales, respectively. For the year ended December 31, 2010, three customers accounted for 55%, 23% and 12% of our product sales, respectively.

The Company is subject to a number of risks common in the biotechnology industry including, but not limited to, its ability to successfully obtain regulatory approval for defibrotide, the uncertainty as to whether defibrotide will become a successful commercial product, its ability to generate projected revenue through its named-patient and cost recovery programs, its dependence on corporate partners and key personnel, protection of proprietary technology, compliance with FDA and other governmental regulations and approval requirements,  its ability to obtain financing, if necessary, and potential changes in the health care industry.

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

Inventories:    Inventories consist of raw materials, semi-finished and finished active pharmaceutical ingredients and defibrotide distributed through the named-patient and cost recovery programs.  Inventories are stated at the lower of cost or market, with cost being determined on an average cost basis, which approximates the first-in-first-out method. Prior to commencing the sale of defibrotide through the named-patient and cost recovery programs, we had expensed all costs associated with the production of defibrotide as research and development expenses.  Since signing the agreements associated with the named-patient and cost recovery programs, we have capitalized the subsequent costs of manufacturing defibrotide as inventory, including costs to convert existing active pharmaceutical ingredients to ampoules and vials and costs to package and label previously manufactured inventory which costs had previously been expensed as research and development expenses. Until we sell the inventory, the carrying values of our inventories and our cost of sales will reflect only incremental costs incurred subsequent to the signing of these agreements.

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

We expense costs relating to the production of clinical products, which are not expected to be sold through the named-patient and cost recovery programs, as research and development expenses in the period incurred and we will continue to do so until we receive an approval letter from the FDA or EMA for a new product or product configuration.  Upon receipt of an approval letter from the FDA or EMA for a new product or product configuration, we will begin to capitalize the subsequent inventory costs relating to that product configuration.

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

We depreciate or amortize the cost of our property and equipment using the straight-line method over the estimated useful lives of the respective assets, which are summarized as follows:

Asset Category	Useful Lives
Land (Not depreciated)
Buildings (years)			20
Plant and Machinery (years)	10	to	15
Industrial Equipments (years)			10
Furniture and Fixtures (years)	5	to	10
Leasehold Improvements (Lesser of the useful life or the term of the respective lease)
Internally Developed Software (years)			15

When we dispose of property, plant and equipment, we remove the associated cost and accumulated depreciation from the related accounts on our consolidated balance sheet and include any resulting gain or loss in our consolidated statements of income.

Computer Software:  We capitalize costs of computer software obtained for internal use. Such costs are included in property, manufacturing facility and equipment and are amortized over the estimated useful life of the software.

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

Items deducted from Total Product Sales:

•
Distributor fees: We have entered into an agreement with distributors to manage defibrotide as an investigational drug on a named-patient and cost recovery basis. We recognize a fee to distributors based on a contractually determined fixed percentage of sales. These fees are accrued at the time of the sale and offset against product sales and are typically paid within 60 days after the issuance of a sales report. When billed directly to the Company, distributor fees are recorded as accounts payable or accrued expenses on our balance sheets.

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

Research and Development:  Research and development expenditures are charged to operations as incurred. Research and development expenses consist of costs incurred for proprietary and collaborative research and development, including activities such as product registration and investigator-sponsored trials. Research and development expenses include salaries, benefits and other personnel related costs, clinical trial and related clinical manufacturing expenses, fees paid to CROs, contract and other outside service fees, employee stock-based compensation expenses and allocated facility and overhead costs, offset by research and development tax credits due from the Italian Tax Authorities. Payments we make for research and development services prior to the services being rendered are recorded as prepaid assets on our consolidated balance sheets and are expensed as the services are provided.

Clinical Trial Accruals:     The Company accounts for the costs of clinical studies conducted by CROs based on the estimated costs and contractual progress over the life of the individual study. These costs can be a significant component of research and development expenses.

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

Foreign Currency Transactions:    The functional currency of the Company’s foreign subsidiary is the euro and, therefore, there are no translation adjustments in the consolidated financial statements. However, net realized and unrealized gains and losses resulting from foreign currency transactions that are denominated in a currency other than the Company’s functional currency, the Euro, are included in the statements of income.

Share-Based Compensation:     The Company has always recognized stock-based compensation at fair value. Compensation expenses for awards that are ultimately expected to vest are recognized as expenses on a straight-line basis over the requisite service period of the equity compensation award, which is generally the vesting period.

The fair value of the stock options is estimated on the date of grant using a binomial valuation model. The binomial model considers characteristics of fair value option pricing that are not available under the Black-Scholes model. Similar to the Black-Scholes model, the binomial model takes into account variables such as volatility, dividend yield rate, and risk free interest rate. However, unlike the Black-Scholes model, the binomial model also considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, the probability of termination or retirement of the option holder in computing the value of the option and the exchange rate between the euro and the dollar. For these reasons, the Company believes that the binomial model provides a fair value that is more representative of actual experience and future expected experience than that value calculated using the Black-Scholes model.

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

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (ASU 2011-11). This newly issued accounting standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of its financial position as well as instruments and transactions executed under a master netting or similar arrangement.  The standard was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on its financial position. This ASU is required to be applied retroactively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. As this accounting standard only requires enhanced disclosure, the adoption of this standard is not expected to have an impact on our financial position or results of operations.

In July 2012, an Accounting Standards Update was issued allowing companies to assess qualitative factors to determine the likelihood of indefinite-lived intangible asset impairment and whether it is necessary to perform the quantitative impairment test currently required. This guidance is effective with respect to annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. We believe the adoption of this standard will not have a material impact on our consolidated financial statements.

3.	RELATED PARTIES

Historically, the Company had significant relationships with two privately owned Italian companies: F3F S.p.A. (formerly known as FinSirton S.p.A.) and its wholly owned subsidiary, Sirton Pharmaceuticals S.p.A. (now Vifarma S.p.A.).  F3F S.p.A., the parent company of several businesses, remains one of the Company’s largest shareholders (with approximately 17% ownership at December 31, 2012) and was originally the Company’s sole shareholder. The Company’s former Chief Executive Officer and Chairperson, Dr. Laura Ferro may be deemed to control F3F S.p.A..  In addition, Dr. Ferro previously served as a member of Sirton’s (now Vifarma’s) Board of Directors.

Sirton (now Vifarma S.p.A.) was put into liquidation and, on June 28, 2010, Sirton was admitted by the Court of Como to a composition with creditors’ proceedings ("concordato preventivo").  The composition with creditors was approved on February 3, 2011. At that time, Sirton’s assets were acquired by a third party, as approved by the Court of Como. A liquidator has been appointed to manage the liquidation process and the distribution of proceeds received from the sale of Sirton’s assets to Sirton’s creditors. Although the distribution allocation has not yet been finalized, we understand that the liquidator may propose to satisfy the amounts due to secured creditors in full, with a payout distribution of 18.26% to all unsecured creditors. Our net exposure to Sirton at the date of the admission to the composition with creditors was €850. If the preliminary indication from the liquidator is confirmed we may collect 18.26% or €155 of the receivables outstanding on the date of the admission to the composition with creditors. In 2012, we received a partial payment of €85. In the prior year, due to the uncertainty of the final distribution to creditors from the sales of Sirton’s assets, we established an allowance for doubtful accounts of €850, which represents our exposure against Sirton. In 2012, in connection with the partial payment received, we released €85 of the allowance. As of December 31, 2012, we still maintain an allowance of €765 which represents our exposure against Sirton (now Vifarma S.p.A.).

The Company had a lease agreement with Sirton (now Vifarma S.p.A.) that expired on December 31, 2010, but was renewed for an additional six-year term.  In connection with Sirton’s (now Vifarma S.p.A.) liquidation proceeding, the lease agreement with Sirton (now Vifarma S.p.A.), along with the premises to which such lease pertains, were transferred to an unrelated third party that has also acquired the rights to Sirton’s name and assets.

On January 1, 2012, we entered into a new commercial lease with F3F S.p.A..  The area leased is approximately 4,800 square meters in size and is used for offices, manufacturing, laboratories and storage facilities. The lease provides for an annual fee of €185 for the initial six-year term, which may be adjusted annually based on the cost of living index, and, in the event we exercise our six-year renewal option, €215 on an annual basis, subject to cost of living adjustments.

Expenses under these operating leases for the years ended December 31, 2010, 2011 and 2012 amounted to €192, €212 and €195, respectively.  See Note 17 for the commitments under these leases.

For the years ended December 31, 2010, 2011 and 2012, the Company had the following transactions with F3F S.p.A. and Sirton (now Vifarma S.p.A.):

	For the Year Ended December 31,
	2010	2011	2012
Expenses
Cost of goods sold	164	-	-
Charges from related parties	346	222	186
Total	510	222	186

As of December 31, 2011 and 2012, the Company had balances with F3F S.p.A. and Sirton (now Vifarma S.p.A.) as listed below.  In 2011 and 2012, transactions with the new Sirton Pharmaceuticals S.p.A were not classified as transactions with a related party since the new Sirton Pharmaceuticals S.p.A. is no longer a related party of the Company given the change of ownership.

The Company is a party to a license and supply agreement with Sigma-Tau Pharmaceuticals, Inc., pursuant to which we have granted Sigma-Tau Pharmaceuticlas, Inc. a license to market defibrotide to treat and prevent VOD in the Americas and Sigma-Tau Pharmaceuticals, Inc. has agreed to purchase defibrotide from us for this use.  Sigma-Tau Pharmaceuticals, Inc. is an affiliate of Sigma-Tau Finanziaria S.p.A..  Dr. Marco Brughera, who holds various senior-level positions within the Sigma-Tau Group, serves as a member of our Board of Directors.  See Note 4 for further discussion of our relationship with Sigma-Tau.

Under the license and supply agreement, Sigma-Tau Pharmaceuticals, Inc. has agreed to reimburse us for fifty percent of certain costs incurred incurred relating to our Phase III clinical trial of defibrotide to treat severe VOD.  This agreement was amended effective January 7, 2010.  While Sigma-Tau will continue to share development costs for studies currently required for the filing of an NDA for defibrotide, the Company agreed to engage in good faith negotiations with Sigma-Tau regarding the funding of certain additional costs that may be required to obtain regulatory approval in the U.S., and further agreed that $1.0 million in costs reimbursed by Sigma-Tau will be deductible from royalty payments owed to the Company in the future under the license and supply agreement.  In 2012, Sigma-Tau agreed to reimburse the Company approximately $2.9 million over the next two years. The balance of any reimbursements owed to us by Sigma-Tau Pharmaceuticals, Inc. was classified as accounts receivable from related parties and other revenues from related parties in the accompanying consolidated financial statements.

	As of December 31,
	2011	2012
Accounts Receivable – Sirton (now Vifarma S.p.A.)	€850	€765
Accounts Receivable – F3F S.p.A. (formerly FinSirton S.p.A.)	256	-
Accounts Receivable – Sigma Tau	30	217
Allowance of doubtful accounts	(850)	(765)
Accounts Receivable, net	286	217

Accounts Payable Sirton (now Vifarma S.p.A.)	5	5
Accounts Payable F3F S.p.A. (formerly FinSirton S.p.A.)	285	-
	290	5

The accounting policies applied in transactions with our affiliates are consistent with those policies applied in transactions with independent third parties and all related party agreements are negotiated on an arm’s length basis.

4.	COLLABORATIVE ARRANGEMENTS

In December 2001, the Company entered into a license and supply agreement with Sigma-Tau Pharmaceuticals, Inc. (as assignee of Sigma-Tau Industrie Farmaceutiche Riunite S.p.A., hereinafter referred to as “Sigma-Tau”). Under the agreement, Sigma-Tau obtained exclusive rights to distribute, market and sell defibrotide to treat VOD in the United States. This license expires 8 years after Company’s launch of the product.  In 2005, the Company expanded Sigma-Tau’s current license territory to the Americas.  In January 2010, the Company amended its existing license and supply agreement to encompass a license to Sigma-Tau for the intravenous formulation of defibrotide for the prevention of VOD in the Americas and to transfer the NDA post-approval in the United States. Pursuant to the terms of this license agreement, between 2001 and 2010 the Company received payments in the amount of $11.35 million and will receive an additional payment of $6.0 million following approval from the FDA to market defibrotide in the U.S. and a further $2.0 million following the transfer of the approved NDA to Sigma-Tau.

The agreement also envisages that the Company will produce and supply defibrotide to Sigma-Tau for marketing and distribution in the United States if and when the drug is approved by the FDA. Gentium will receive a 7% royalty on net sales and a supply margin equal to the greater of 31% of net sales of defibrotide or €.050 per unit in the Americas. Gentium has agreed to repay Sigma-Tau up to $1.0 million of the reimbursements received from Sigma-Tau, which repayment shall be offset by any future royalty payments due to Gentium by Sigma-Tau.

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

If, during the drug development stage the Company realizes that the activities required to bring the product to completion will necessitate a material increase in expenditures, the parties will discuss the increased costs and possible revisions to the terms of the agreement; if the parties are unable to mutually agree on such revisions, either party can terminate the agreement. If the Company or Sigma-Tau terminates the agreement for that reason and the Company resumes development within 36 months of the termination, substantially availing itself of the stages previously completed, either independently or with a third party, the Company will be required to promptly reimburse Sigma-Tau for the amounts received.

On October 12, 2007, the Company entered into a letter agreement with Sigma-Tau Pharmaceuticals, Inc., to address the need for additional funding in accordance with the original license and supply agreement. Pursuant to this Agreement, Sigma-Tau agreed to reimburse 50% of certain costs incurred by the Company relating to its ongoing Phase III clinical trial of defibrotide to treat severe VOD.  This agreement was amended effective January 7, 2010.  While Sigma-Tau will continue to share development costs for studies currently required for the filing of an NDA for defibrotide, the Company agreed to engage in good faith negotiations with Sigma-Tau regarding the funding of certain additional costs that may be required to obtain regulatory approval in the U.S., and further agreed that $1.0 million in costs reimbursed by Sigma-Tau will be deductible from royalty payments owed to the Company in the future under the license and supply agreement.  In 2012, Sigma-Tau agreed to reimburse the Company approximately $2.9 million over the next two years.  We recognize the reimbursement of research and development expenses as revenue when we incur the costs subject to reimbursement. For the years ended December 31, 2010, 2011 and 2012, the Company recorded such contributions in the amounts of €1.14 million, €0.32 million and €1.26 million from Sigma-Tau which have been recognized as other revenue.

The following table outlines the nature and amount of other revenue recognized under the cost sharing agreement in the accompanying consolidated financial statements:

	For the Year Ended December 31,
	2010	2011	2012
Research and development cost reimbursement	€1,138	€323	€1,257
Upfront payments recognized ratably	3,409	1,703	€-
	€4,547	€2,026	€1,257

5.	INVENTORIES

The Company’s inventories consist of:

	As of December 31,
	2011	2012
Raw materials	€271	€332
Semi-finished goods	979	236
Finished goods	1,696	1,422
Total	€2,946	€1,990

From September through December of 2012, we interrupted our manufacturing activities due to an excess of inventory and a decreased demand for our APIs.  At December 31, 2011 and 2012, the reserves for obsolescence were €789 and €332 respectively. The decrease from 2011 is mainly due to the utilization of the reserve for €630 in connection with the distruction of inventories that was written off in the prior year along with the establishment of a reserve of €173 for APIs which did not pass our quality standards.

Prior to signing the named-patient and cost recovery program agreements, all costs associated with the production of defibrotide were expensed as research and development expenses. As of December 31, 2011 and December, 31 2012, inventory included €676 and €738 for defibrotide commercial batches classified as finished goods, which are expected to be sold through the named-patient and cost recovery programs.

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

  The Company’s prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2011	2012
VAT receivables	€111	€174
Tax receivables	23	645
Other prepaid expenses and current assets	354	609
Total prepaid expenses and current assets	€488	€1,428

Value added tax (VAT) receivables represent the tax on the value of consumption. VAT has no effect on the Company’s operating results, as payments and receipts may be offset against each other in periodic filings with the tax authorities. The VAT payment system is a “custodial” relationship. VAT liabilities are generated when the Company invoices customers, including the VAT amount, and VAT receivables are created when the Company purchases goods and services subject to VAT.  The increase in VAT receivables is due to the following: i) utilization of €100 to offset the payment of an equivalent amount of social charges and withholding taxes, ii) proceeds of €11 regarding VAT receivables, iii) a VAT credit of €174 which will be utilized in 2013 to offset an equivalent amount of social security charges and withholding tax.

Tax receivables relate to tax advance payments or withholding tax. We recorded tax receivables of €645 and €23 for the years ended December 31, 2012 and 2011, respectively. The increase is mainly attributable to an advance payment of €637 on the 2012 tax provision which was determined based on income tax paid in the prior year. As of December 31, 2012, the Company owes a lower amount in taxes than the advance payment of €637 and expects to receive a tax credit of €530 from the Italian Tax Authorities.  Such credit will be recovered in 2013.  Also contributing to the variance was the utilization of €23 to offset the payment of an equivalent amount of Italian corporate tax, a tax credit increase of €68 due to the enactment of a new tax reform, and an increase of €47 on withholding interest which could be utilized to offset future taxable income.

Other prepaid expenses and current assets refer mainly to advances to vendors, prepaid premiums to insurance companies and, advance payments for conferences to be held in 2013.

7.	PROPERTY, MANUFACTURING FACILITY AND EQUIPMENT

Property, manufacturing facility and equipment are recorded at historical cost, net of accumulated depreciation. Components of property, plant and equipment, net are summarized as follows:

	As of December 31,
	2011			2012
	Cost	Accumulated Depreciation	Net book value	Cost	Accumulated Depreciation	Net book value
Land and building	€2,643	1,480	1,163	€2,686	1,559	1,127
Plant and machinery	15,464	10,392	5,072	15,553	11,352	4,201
Industrial equipment	1,739	1,134	605	1,765	1,248	517
Furniture and fixtures	830	513	317	883	571	312
Leasehold improvements	1,126	379	747	1,310	553	757
Internally Developed Software	708	249	459	750	300	450
Construction in progress	145	0	145	85	0	85
	€22,655	14,147	8,508	€23,032	15,583	7,449

As of December 31, 2010, 2011 and 2012, property, manufacturing facility and equipment included €460 attributed to lab instruments acquired under capital lease arrangements. The related accumulated depreciation at December 31, 2010, 2011 and 2012 was €184, €230 and €276 respectively.

8.	FAIR VALUE MEASUREMENT

The table below presents information on assets measured at fair value on a recurring basis at December 31, 2012 and 2011, and includes the valuation techniques the Company utilizes to determine such fair value.

Fair values determined on the basis of Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company’s Level 1 assets consist of cash and cash equivalents. Fair values determined on the basis of Level 2 inputs utilize observable quoted prices for similar assets and liabilities in active markets and observable quoted prices for identical or similar assets in markets that are not very active. Fair values determined on the basis of Level 3 inputs utilize unobservable inputs and include valuations of assets or liabilities for which there is little, if any, market activity. Level 3 assets or liabilities include those for which fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques, as well as significant management judgment or estimation.

		Fair Value Measurements at December 31, 2012 using
	Total Carrying Value at December 31, 2012	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	€12,485	€12,485	-	-
Total	€12,485	€12,485	-	-

		Fair Value Measurements at December 31, 2011 using
	Total Carrying Value at December 31, 2011	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	€9,990	€9,990	-	-
Total	€9,990	€9,990	-	-

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2011	2012
Accrued compensation and employee benefits	€642	€1,176
Due to social security	282	326
Withholding tax due	118	162
Other payables	89	64
Total	€1,131	€1,728

Accrued compensation and employee benefits include bonuses, salaries, vacation and deferred compensation due to employees, directors and management.  The increase versus the prior year is mainly due to higher accruals for employee incentives.

10.	INCOME TAX PAYABALES AND DEFERRED REVENUES

Income tax payables and deferred revenues:

	As of December 31,
	2011	2012
Income Tax Payables	€579	€11
Deferred Revenues	494	163
Total	€1,073	€174

Income tax payables represent amounts due to Italian tax authorities in payment of the Italian Regional Tax on Productive Activities (IRAP) and the Italian corporate tax (IRES) and amounts due to the Swiss tax authorities as a minimum tax. In 2011, new corporate tax legislation was enacted by the Italian Parlament to raise funds to cover the country’s deficit. The legislation permits net operating losses (NOLs) to be carried forward indefinitely, eliminating the five year time frame established under the previous regime, and can offset up to 80% of taxable income generated in each given fiscal year. The decrease in income tax payables versus the prior year is mainly due to lower taxable income and an advance payment on estimated taxes made during the course of 2012.

In 2012, we recorded revenues that were deferred in 2011 in connection with a mimum purchase agreement entered into with a customer. As of December 31, 2012 we deferred certain revenue from our NPP product sales because one of the conditions required to record such revenue was not met.

11.	CREDIT FACILITIES AND LONG-TERM DEBT

Long term debt, net of current maturities consists of:

		As of December 31,
		2011	2012
a)	Mortgage loan bearing interest at the Euribor 6 month rate plus 1.0% due June 2018 (2.62% and 1.32% at December 31, 2011 and 2012, respectively)	1,560	1,320
b)	Equipment loan bearing interest at the Euribor 3 months rate plus 1.20% due June 2013 (2.56% and 1.39% at December 31, 2011 and 2012, respectively)	188	62
c)	Financing loan bearing interest at the Euribor 1 months rate plus 1.00% due June 2014 (2.02% and 1.11% at December 31, 2011 and 2012, respectively)	137	84
d)	Research loan from the Italian Ministry for University and Research, interest at 1% per annum, due January 2012	37	-
e)	Financing loan bearing interest at the Euribor 3 months rate plus 1.00% due June 2014 (2.36% and 1.19% at December 31, 2011 and 2012, respectively)	64	39
f)	Equipment loan bearing interest at the Euribor 3 months rate plus 0.80% due June 2014 (2.16% and 0.99% at December 31, 2011 and 2012, respectively)	63	39
		2,049	1,544
	Less current maturities	(504)	(409)
	Total	€1,545	€1,135

The equipment loan of €62 requires the Company to maintain €5,000 thousand of net shareholders’ equity determined in accordance with Italian generally accepted accounting principles. The Company was in compliance with this covenant at December 31, 2011 and 2012. There are no other covenants associated with the Company’s loans.

The maturities of long-term debt are as follows:

December 31,
2014	295
2015	240
2016	240
2017	240
Thereafter	120
Total	€1,135

12.	INCOME TAXES

The Company's components of income before provision for income taxes are as follows:

	For the Year Ended December 31,
	2010	2011	2012
Domestic	4,474	4,655	3,969
Foreign	-	(1,134)	(3,169)
	4,474	3,521	800

The components of the provision for income taxes are as follows:

	As of December 31,
(in thousand)	2010	2011	2012
Current
Domestic	€317	€677	€15
Foreign	80	134	11
Total Current Provision	€397	€811	€26

Deferred
Domestic	€-	€-	€-
Foreign	-	-	-
Total Deferred Provision	€-	€-	€-
Total Tax Provision	€397	€811	€26

Reconciliation of income tax computed at the Italian statutory tax rate to the Company’s tax expense for the years ended December 31, 2010, 2011 and 2012 is as follows:

	For the Year Ended December 31,
	2010		2011		2012
	Tax	Rate %	Tax	Rate %	Tax	Rate %
Profit Before Tax at statutory rate	1,230	27.5	968	27.5	220	27.5
Movement in valuation allowance	(2,782)	(62.2)	(1,252)	(35.6)	(1,205)	(150.6)
Effect on Swiss tax rate	-	-	140	5.2	383	47.9
Expired NOLs	673	15.1	-	-	-	-
Other	367	8.2	-	-	-	-
Italian Regional tax - IRAP	317	7.1	380	10.8	107	13.4
Swiss minimum tax	81	1.8	134	3.8	11	1.4
Stock options	420	9.4	458	13.0	527	65.9
Permanent differences from Tax Calculation	91	2.0	(17)	(1.7)	(23)	(2.9)
True-up previous years in DTA calculation	-	-	-	-	6	0.7
Total	397	8.9	811	23.0	26	3.2

Significant components of deferred tax assets are as follows:

	As of December 31,
(in thousand)	2011	2012
Deferred tax assets:
Net operating losses	€13, 973	€14,183
Capitalization of R&D costs	6,363	5,320
Property, manufacturing facility and equipment	380	344
Write down of intangible assets	1,181	1,086
Allowance on doubtful accounts	162	15
Inventory write-off	277	192
Other	31	22
Total deferred tax assets	€22,367	€21,162

Deferred tax liabilities:
Total deferred tax liabilities	-	-
Net deferred tax assets	22,367	21,162
Valuation Allowance	(22,367)	(21,162)
Net deferred taxes	€-	€-

As of December 31, 2012, the gross net operating losses (NOLs) amount to approximately €53,484. Under the Italian tax law, NOLs cannot be carried back.  Under a newly enacted tax rule issued in 2011, tax losses can be carried forward indefinitely; however such tax losses can only be used to offset 80% of taxable income.  The deferred tax assets related to NOLs also include NOLs generated by Gentium GmbH in the amount of €4,303. According to the Swiss tax law, these NOLs can be carried forward for seven years and will begin to expire in 2019.

The Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, and has determined that it is not more likely than not the Company will realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been recognized on the Company’s deferred tax assets. The Company's valuation allowance decreased by €1,205 thousand for the year ended December 31, 2012 and decreased by €1,252 for the year ended December 31, 2011.

The Company’s only foreign subsidiary, Gentium GmbH, was incorporated during 2011.  This entity only generated losses for the years ended December 31, 2011 and December 31, 2012 and, accordingly, there are no unremitted earnings for the periods presented.  Therefore, the Company has not recognized any deferred tax liabilities for unremitted earnings.

According to ASC740-10-50 (formerly FIN 48), as of December 31, 2012 and December 31, 2011, the Company had no uncertain tax positions and, therefore, had no accrued interest or penalties related to such uncertain tax positions. There are no changes expected to occur in the next 12 months with respect to the status of the Company’s uncertain tax positions.

The fiscal years 2007 through 2012 are still subject to income tax assessment.

13.	SHAREHOLDERS’ EQUITY

The Company had 14,969,150 and 15,038,483 ordinary shares, each of no par value issued and outstanding on December 31, 2011 and December 31, 2012, respectively.  On December 31, 2012, the total number of authorized shares was 19,656,317.  Authorized capital is as follows:

	As of December 31,
	2011	2012
Issued and outstanding	14,969,150	15,038,483
Reserved for stock option plans	4,687,167	4,617,834
	19,656,317	19,656,317

On April 28, 2006, our shareholders approved an amendment to our bylaws, which granted certain powers to our board of directors, pursuant to the provisions of Articles 2443 and 2420, part 3 of the Italian Civil Codes, including the power to increase the capital of the company in cash, up to €90 million of par value, in one or more transactions, and to issue convertible bonds (even subordinated) and increase the capital of the Company, in one or more transactions, up to €10 million of par value, through the issuance of ordinary shares reserved for the conversion of such convertible bonds, and in both cases also with the faculty to issue warrants by means of the same resolution of the board of directors providing for the relevant capital increase and in each case, exclude or limit the option right of the shareholders if the Board of Directors determines that exclusion or limitation to be in the interest of the Company.  Such delegation of powers expired after five years.  On May 9, 2011, our shareholders renewed this resolution for additional five years starting from the date of the resolution of the 2011 Extraordinary Shareholders’ meeting approving the amendment. As of December 31, 2012, our board of directors has approved the issuance of 4,549,435 ordinary shares in connection with this resolution by our shareholders.

On June 30, 2009, our shareholders approved an amendment to our bylaws, which granted certain powers to our board of directors, pursuant to article 2443 of the Italian Civil Code, including  the power to increase the capital of our company in cash, up to an amount equal to €100 million, on a separable basis, in one or more transactions, for the purpose of a rights offering with the faculty to reserve all or part of such amount for the exercise of warrants issued by means of the same resolution of our board of directors providing for the relevant capital increase and with the faculty to reserve 1/4 of any such capital increase to employees under the Company’s equity incentive plans in effect from time to time, and the power to cancel the par value of the ordinary shares of the Company, which was completed on June 30, 2009. As of December 31, 2012, our board of directors has not approved the issuance of any shares pursuant to this resolution by our shareholders.

On May 9, 2011, our shareholders approved an amendment to our bylaws, which granted certain powers to our board of directors, pursuant to article 2441, fifth paragraph of the Italian Civil Code, to increase the capital of the Company in cash by a maximum amount of €2,200,000, on a separable basis, with the exclusion of the pre-emptive right of the shareholders, for the issuance of options to purchase a maximum of 2,200,000 shares, without a par value, in favor of the Company’s employees, directors and consultants.  We have used this approval to increase the number of ordinary shares of the Company authorized under our 2007 Stock Option Plan to 3,200,000.

14.	EQUITY INCENTIVE PLANS

The Company currently has two option plans in place: an Amended and Restated 2004 Equity Incentive Plan, which includes an Amended and Restated 2004 Italy Stock Award Sub-Plan, and a 2007 Stock Option Plan (collectively, the “Plans”) .

Amended and Restated 2004 Equity Incentive Plan

Certain of the Company’s employees and directors participate in the Amended and Restated 2004 Equity Incentive Plan and Italy Stock Award Plan.  These plans were initially adopted on September 30, 2004 and amended on April 27, 2007.  The plans provide for the issue of incentives awards for up to 1,500,000 ordinary shares to employees, consultants, directors, and non-employee directors. Awards may be in the form of either incentive or non-qualified options.  Our compensation committee determines the price of share options granted under the incentive plan, with the provision that the exercise price for an incentive share option cannot be less than 100% of the fair market value of our ordinary shares on the date of grant.  The term of share options granted under the incentive plan generally may not exceed ten years, although the shareholders’ authorization for a capital increase relating to the ordinary shares issuable upon exercise of such options expires on September 30, 2019.  As of December 31, 2012, there were 1,116,379 shares underlying outstanding options and 360,455 shares available for future grants under this plan. Shares subject to options that have expired or have otherwise terminated without being exercised in full become available again for issuance under the plan.

Options granted under the incentive plan vest at the rate determined by our compensation committee. Typically, options granted under the incentive plan to officers and employees vest over three years, with one-third of the shares covered by the option vesting on the first anniversary of the grant date and the remainder vesting monthly over the next two years.

2004 Italy Stock Award Sub-Plan

Our Amended and Restated 2004 Italy Stock Award Sub-Plan is a part of our Amended and Restated 2004 Equity Incentive Plan and provides for the grant of share options and the issuance of share grants to certain of our employees who reside in the Republic of Italy and who are liable for income tax in the Republic of Italy. Generally, the exercise price for a share option under the Italy sub-plan cannot be lower than the average of the closing price of our ordinary shares as listed on the Nasdaq Global Market System over the 30 days preceding the date of grant.

Amended 2007 Stock Option Plan

On April 27, 2007, the Company’s shareholders approved the 2007 Stock Option Plan providing for options that may be granted to the Company’s directors, employees and consultants to purchase up to 3,200,000 ordinary shares. As of December 31, 2012, there were 1,144,838 shares underlying outstanding options and 1,996,162 shares available for future grants under this plan.  Shares subject to options that have expired or have otherwise terminated without being exercised in full become available again for issuance under the plan.

The 2007 Stock Option Plan is administered by our board of directors or a committee appointed by our board of directors. The board or the committee determines recipients and types of options to be granted, including the number of shares subject to an option, the vesting schedule of options, the exercisability of options and, subject to applicable restrictions, other terms of the options. The board of directors has delegated responsibility for administration of the 2007 Stock Option Plan to the compensation committee.

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

The following table lists the balances available under the Plans at December 31, 2012.

	Amended and Restated Nonstatutory Plan and Agreement	Amended and Restated 2004 Stock Option Plan	2007 Stock Option Plan
Number of shares authorized	60,000	1,500,000	3,200,000
Number of option granted since inception	60,000	2,508,400	1,547,578
Number of options exercised	60,000	23,166	59,000
Number of options cancelled/expired		1,365,855	346,740
Number of shares available for grant and available for future grant		360,455	1,996,162

Stock-based compensation expenses are measured at the grant date on the basis of fair value of the award ultimately expected to vest and recognized as expenses over the service period, which is generally the vesting period.  The Company recorded non-cash compensation expenses of €1,523, €1,666 and €1,916 for the years ended December 31, 2010, 2011 and 2012, respectively.

	For the Year Ended December 31,
	2010	2011	2012
Cost of goods sold	66	39	46
Research and development	237	157	120
General and administrative	1,220	1,354	1,377
Sales and Marketing	-	116	373
Total stock based compensation	1,523	1,666	1,916

The weighted average grant-date fair market values of options granted to officers, employees and directors in the years ended December 31, 2010, December 31, 2011 and December 31, 2012 were $3.18, $5.81 and $5.64.The valuation of options granted was based on the following weighted average assumptions:

	For the Year Ended December 31,
	2010	2011	2012
Risk free interest rate	2.49%	3.19%	2.10%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	92.59%	92.82%	93.55%
Expected term (in years)	5.77	5.44	5.71

The fair value of the stock options is estimated on the date of grant using a binomial valuation model. The binomial model considers characteristics of fair value option pricing that are not available under the Black-Scholes model. Similar to the Black-Scholes model, the binomial model takes into account variables such as volatility, dividend yield rate, and risk free interest rate. However, unlike the Black-Scholes model, the binomial model also considers the contractual term of the option, the probability that the options will be exercised prior to the end of its contractual life, the probability of termination or retirement of the option holder in computing the value of the option and the exchange rate between the euro and the dollar. For these reasons, we believe that the binomial model provides a fair value that is more representative of actual experience and future expected experience than that value calculated using the Black-Scholes model.

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

All of the Company’s stock options vest ratably through continued employment over the vesting period. Once vested, options become exercisable immediately. Share-based compensation expenses recognized in the statements of income are based on awards ultimately expected to vest, reduced for estimated forfeitures. Based on historical data, the pre-vesting forfeiture percentage was estimated to be approximately zero. If pre-vesting forfeitures occur in the future, the Company will record the effect of such forfeitures as they occur.

The Company expects to incur significant non-cash compensation expenses for option grants in the future.  As of December 31, 2012, compensation costs not yet recognized totaled €1,441, which are expected to be expensed over a maximum vesting period of 36 months.

 A summary of the Company’s stock option activity based on the exchange rate in effect at the grant date is as follows:

	Shares Available for Grant	Shares	Weighted Average Exercise Price
Options outstanding at December 31, 2009	672,822	1,597,030	€8.96	$12.12
Granted	(1,410,000)	1,410,000	€3.68	$4.82
Exercised	-	-	-	-
Cancellations	1,213,537	(983,389)	€9.89	$12.80
Options outstanding at December 31, 2010	476,359	2,023,641	€4.83	$6.70
Available under revised stock option plan	2,200,000	-
Granted	(657,300)	657,300	€5.81	$8.54
Exercised	(12,833)	(12,833)	€6.65	$7.97
Cancellations	482,865	(470,033)	€7.57	$9.66
Options outstanding at December 31, 2011	2,489,092	2,198,075	€4.53	$6.61
Granted	(161,500)	161,500	€6.90	$9.02
Exercised	(69,333)	(69,333)	€4.48	$5.30
Cancellations	98,358	(29,025)	€4.77	$6.50
Options outstanding at December 31, 2012	2,356,617	2,261,217	€4.70	$6.82

Cash received for exercised stock options amounted to nil, €77 and €277 in the years ended December 31, 2010, 2011 and 2012, respectively. The intrinsic values of options exercised in 2010, 2011 and 2012 were nil, $14 and $318, respectively. The total fair values of options vested during 2010, 2011 and 2012 were $3,031, $3,503 and $7,467, respectively.

The following table summarizes outstanding and exercisable options as of December 31, 2012:

			Options Outstanding							Options Exercisable
Exercise Price			Number Outstanding	Weighted- Average Years Remaining on Contractual Life			Weighted Average Exercise Price			Number Exercisable	Weighted Average Exercise Price
$4.57	-	$5.00	1,136,984	6.35	-	7.33	$4.57	-	$5.00	1,062,444	$4.57	-	$5.00
$5.49	-	$6.00	105,000	7.92	-	8.87	$5.49	-	$6.00	63,333	$5.49	-	$6.00
$6.06	-	$7.08	108,830	8.86	-	2.82	$6.06	-	$7.08	61,125	$6.06	-	$7.08
$8.47	-	$8.85	117,941	9.23	-	8.57	$8.47	-	$8.85	45,050	$8.47	-	$8.85
$9.00	-	$9.20	232,000	2.50	-	9.16	$9.00	-	$9.20	217,556	$9.00	-	$9.20
$9.26	-	$9.30	403,354	8.16	-	9.36	$9.26	-	$9.30	271,217	$9.26	-	$9.30
$9.91	-	$13.98	74,108	8.35	-	5.00	$9.91	-	$13.98	74,108	$9.91	-	$13.98
$14.80	-	$16.52	59,000	4.96	-	4.85	$14.80	-	$16.52	59,000	$14.80	-	$16.52
$18.95			24,000	4.23			$18.95			24,000	$18.95
			2,261,217							1,877,833

At December 31, 2012 the aggregate intrinsic value of the outstanding options and the aggregate intrinsic value of the exercisable options were $10,368 and $8,891, respectively.

15.	EARNINGS PER SHARE

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

The computation for basic and diluted EPS was as follows (in thousands, except per share data):

	For the Year Ended December 31
	2010	2011	2012
Income (Numerator):
Net income for basic and diluted EPS	€4,077	€2,710	€774

Shares (Denominator):
Weighted-average shares for basic EPS	14,956,317	14,964,021	15,014,411
Effect of dilutive securities	-	376,839	625,479
Weighted-average shares for diluted EPS	14,956,317	15,340,859	15,639,890

Basic EPS	0.27	0.18	0.05
Diluted EPS	0.27	0.18	0.05

For the years ended December 31, 2010, 2011 and 2012, there were employee stock options, calculated on a weighted average basis, to purchase 1,508,683, 644,146 and 236,296 shares, respectively, of our common stock, with exercise prices greater than the average market prices of our common stock for these periods, which are not included in the computation of diluted EPS as their impact would have been anti-dilutive.

For the years ended December 31, 2010 warrants were not included in the computation of diluted EPS as their impact would have been anti-dilutive. For the years ended December 31, 2011 and December 31, 2012, warrants were not included in the computation of diluted EPS since all outstanding warrants had expired on April 28, 2011.

16.	COMMITMENTS AND CONTINGENCIES

In April 2007, the Company entered into a five year term capital lease arrangement to finance €218 in lab equipment purchases. The borrowing was payable in equal monthly installments of €4 over a period of 60 months. The arrangement was classified as a capital lease and expired in March 2012.

In April 2007, the Company entered into a five year term capital lease arrangement to finance €110 in laboratory equipment purchases. The borrowing was payable in equal monthly installments of €2 over a period of 60 months. The arrangement was classified as a capital lease and expired in March 2012.

Future non-cancellable minimum lease payments under operating leases as of December 31, 2012 are:

Operating Leases
2013	€349
2014	222
2015	185
2016	185
2017	185
Total	€1,126

As of December 31, 2012, we had €7,060 in future payables under outstanding contracts. Most of these contracts are on a cost plus or actual cost basis.

17.	INFORMATION REGARDING GEOGRAPHICAL AREA AND MAJOR CUSTOMERS

For the years ended December 31, 2012, 2011 and 2010, total product sales by geographic territory and customer were as follows (euro amounts in thousands):

	For the Year Ended December 31,
	2010		2011		2012
UK	10,745	55%	12,155	56%	13,290	48%
Korea	4,521	23%	3,402	16%	3,455	12%
Turkey	-	-	917	4%	2,671	10%
US	2,417	12%	2,622	12%	2,226	8%
Spain	949	5%	1,137	5%	2,054	7%
Australia	-	-	840	4%	1,344	5%
Italy	1,083	5%	599	3%	769	3%
Israel	-	-	62	0%	152	1%
Other	-	-	-	-	1,669	6%
Total	19,715	100%	21,734	100%	27,630	100%

	For the Year Ended December 31,
	2010		2011		2012
Customer “a”	1,083	5%	599	3%	471	2%
Customer “b”	4,501	23%	3,112	14%	3,154	11%
Customer “c”	-	-	917	4%	2,671	10%
Customer “d”	949	5%	1,137	5%	923	3%
Customer “e”	10,745	55%	12,099	56%	13,062	47%
Customer “f”	2,417	12%	2,622	12%	2,226	8%
Customer “g”	-	-	63	0%	152	1%
Customer “h”	20	0%	289	2%	301	1%
Other Customers	-	-	896	4%	4,670	17%
Total	19,715	100%	21,734	100%	27,630	100%

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GENTIUM S.P.A.
(Registrant)

By:	/s/ Khalid Islam
Dr. Khalid Islam Chief Executive Officer

Date: April 1, 2013

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

4.16*
Master Contract Clinical Research Agreement, dated September 29, 2009, between US Oncology Clinical Development and Gentium S.p.A., incorporated by reference to Exhibit 2 to the report on Form 6-K, previously filed with the SEC on December 8, 2009.

Management Services Agreements

4.18
Service Agreement between FinSirton S.p.A. (now F3F S.p.A.) and Gentium S.p.A. dated January 2, 2006, incorporated by reference to Exhibit 10.25.2 to the Annual Report on Form 20-F for the year ended December 31, 2005, previously filed with the SEC on May 30, 2006.

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

4.21	Commercial Lease Contract between Gentium S.p.A. and FinSirton S.p.A. (now F3F S.p.A.) dated January 1, 2012

Miscellaneous

4.22
Form of indemnification agreement between Gentium S.p.A. and each officer and director, incorporated by reference to Exhibit 10.34 to Amendment No. 2 to the Registration Statement on Form F-1, Registration No. 333-122233, previously filed with the SEC on May 10, 2005.

Certifications and Consents

12.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit	Description
13.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Chief Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15(a)	Consent of Reconta Ernst & Young S.p.A. dated April 1, 2013.