Form 20-F/A
period 2012-12-31
Gentium S.p.A.
filed 2013-04-30
CIK 1314755

As filed with the Securities and Exchange Commission on April 30, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares	The Nasdaq Global Market
Ordinary shares, no par value*	The Nasdaq Global Market
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

Yes [X]	No [ ]
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

EXPLANATORY NOTE

We are filing this Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended December 31, 2012, which was originally filed with the Securities and Exchange Commission on April 1, 2013, for the sole purpose of furnishing the Interactive Data File as Exhibit 101.

No other changes have been made to the annual report. This amendment does not reflect events that have occurred after the April 1, 2013 filing date of the annual report on Form 20-F, or modify or update the disclosures presented therein, except to reflect the amendment described above.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

GENTIUM S.P.A.
(Registrant)

By:	/s/ Khalid Islam
Dr. Khalid Islam
Chief Executive Officer

Date: April 30, 2013

INDEX OF EXHIBITS

Exhibit		Description

101		101.INS*	XBRL Instance Document.

		101.SCH*	XBRL Taxonomy Extension Schema Document.

		101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

		101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

		101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

		101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*
XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.